Form 20-F
period 2019-12-31
OI S.A. - In Judicial Reorganization
filed 2020-04-30
CIK 1160846

As filed with the Securities and Exchange Commission on April 30, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Camille Loyo Faria

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

invest@oi.net.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value, each represented by American Depositary Shares	OIBR.C	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Preferred Shares, without par value, each represented by American Depositary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Oi S.A. – In Judicial Reorganization as of December 31, 2019 was:

5,764,447,760 common shares, without par value

155,727,241 preferred shares, without par value

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

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2019 and 2018 and as of and for the years ended December 31, 2019, 2018 and 2017, and the related notes thereto, which we refer to as our audited consolidated financial statements, are included in this annual report.

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. Our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been audited in accordance with the Public Company Accounting Oversight Board, or PCAOB, standards.

The RJ Proceedings are aimed at ensuring the continuation of our company as a going concern. This continuity was strengthened with the approval of the RJ Plan and, as a result, the borrowings and financing were novated and the related balances were recalculated under the terms and conditions of the RJ Plan. The continuity of our company as a going concern is ultimately depending on the successful outcome of the RJ Proceedings and the realization of other forecasts of our company.

Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and possibly cast doubts as to our ability to continue as a going concern. As at December 31, 2019 and after the implementation of the RJ Plan, total shareholders’ equity was R$17,797 million, loss for the year then ended was R$9,095 million, and working capital (consisting of current assets less current liabilities) totaled R$6,157 million. As at December 31, 2018 and after the recognition of the effects of the RJ Plan, total shareholders’ equity was R$22,896 million, profit for the year then ended was R$24,616 million, and working capital totaled R$10,624 million.

Since December 2019, a novel strain of coronavirus (SARS-CoV-2, referred to as “COVID-19”) has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

As of the date of this annual report, we have not been able to quantify any material impacts related to COVID-19 and it is too soon to accurately determine the extent of its medium- and long-term impacts on the global and Brazilian economic scenarios. However, as it is not possible yet to predict the duration and effects of this crisis, there is a risk of material impacts on our operations and sales, particularly our fiber-to-the-home network expansion. For more details see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Potential Effects of the COVID-19 Pandemic.”

Additionally, our debt instruments with BNDES contain financial covenants that require Oi to maintain five specified financial ratios, measured on a quarterly basis. Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. At December 31, 2019, we were in compliance with these financial covenants.

As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, we believed that it was probable that as of March 31, 2020, we would not be in compliance with more than one of these financial ratios. In anticipation of these ratio breaches, on March 30, 2020 we obtained a waiver from BNDES.

For our fiscal year ended December 31, 2010, we included financial statements prepared under IFRS as part of our annual report on Form 20-F, applying IFRS 1, “First-time Adoption of International Reporting Standards,” considering that our previous primary GAAP was Brazilian GAAP and that January 1, 2009 was the date of transition to IFRS. Consequently, as we are not an IFRS first-time adopter, we have included a reconciliation from U.S. GAAP to IFRS for the comparative balance sheet (i.e., as of December 31, 2018) and comparative income statement periods preceding the most recent fiscal year (i.e., for the year ended December 31, 2018) in our audited consolidated financial statements to present the changes in the basis of presentation.

We are also required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	the Brazilian Corporate Law (as defined below);

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis).

Certain Defined Terms

General

Unless otherwise indicated or the context otherwise requires, all references to:

•	“our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi and its consolidated subsidiaries;

•	“ADSs” are to Common ADSs and Preferred ADSs;

•	“Africatel” are to Africatel Holdings B.V., an indirect subsidiary of Oi of which Oi’s wholly-owned subsidiary, Africatel GmbH & Co KG, holds 86% of the equity stock;

•	“ANATEL” are to the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações);

•	“Bratel” are to Bratel S.à r.l.;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to, collectively, Brazilian Law No. 6,404/76, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Common ADSs” are to American Depositary Shares, each representing five Common Shares;

•	“Common Shares” are to common shares of Oi;

•	“Copart 4” are to Copart 4 Participações S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi prior to its merger with and into Telemar in January 2019;

•	“Copart 5” are to Copart 5 Participações S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi prior to its merger with and into Oi in March 2019;

•	“Oi” are to Oi S.A. – In Judicial Reorganization;

•	“Oi Coop” are to Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi;

•	“Oi Mobile” are to Oi Móvel S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi;

•	“Pharol” are to Pharol, SGPS, S.A. (formerly known as Portugal Telecom, SGPS, S.A.);

•	“Preferred ADSs” are to American Depositary Shares, each representing one Preferred Share;

•	“Preferred Shares” are to preferred shares of Oi;

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

Judicial Reorganization

The following defined terms relate to our global judicial reorganization. For more information, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.” Unless otherwise indicated or the context otherwise requires, all references to:

•	“ADWs” are to American Depositary Warrants;

•	“Brazilian Bankruptcy Law” are to Brazilian Law No. 11,101 of June 9, 2005;

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

•

“Capitalization of Credits Capital Increase” are to the capital increase of R$10,600,097,221.00 through the issuance of 1,514,299,603 newly issued Common Shares and 116,480,467 Warrants, paid for by conversion of claims of holders of beneficial interests in the bonds issued by Oi, Oi Coop and PTIF that individualized their unsecured claims evidenced by bonds issued by Oi, Oi Coop and PTIF in accordance with the procedures established in the RJ Plan and by the RJ Court with unsecured claims greater than US$750,000.00 (or the equivalent in other currencies) into Common Shares of Oi, pursuant to Section 4.3.3.5 of the RJ Plan;

•	“Default Recovery” are to the general treatment provided for unsecured credits under the RJ Plan;

•	“Defaulted Bonds” are to the bonds issued by Oi, Oi Coop and PTIF that were outstanding on the date of the commencement of the RJ Proceedings;

•	“GCM” are to a General Creditors’ Meeting of creditors of our company recognized by the RJ Court. A GCM was held on December 19 and 20, 2017 to consider and vote on the RJ Plan;

•

“RJ Court” are to the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro, Brazil. The RJ Court is adjudicating the judicial reorganization proceedings in Brazil involving the RJ Debtors;

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

On December 19 and 20, 2017, a GCM was held to consider approval of the RJ Plan. This GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the RJ Plan presented at this GCM as negotiated during the course of this GCM.

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

During 2018, the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan was concluded.

In January 2019, we completed a preemptive offering of Common Shares as contemplated by Section 6 of the RJ Plan under which we issued and sold 3,225,806,451 Common Shares for an aggregate purchase price of R$4,000 million.

The Brazilian Bankruptcy Law provides that the RJ Proceedings and the judicial supervision of the RJ Debtors may be terminated on the second anniversary of the Brazilian Confirmation Date if the RJ Court determines that all obligations provided for in the RJ Plan have been satisfied based on the analysis of compliance with the RJ Plan.

On December 6, 2019, we filed a petition with the RJ Court requesting that the judicial supervision of the RJ Debtors not be terminated on February 5, 2020, the second anniversary of the Brazilian Confirmation Date, in order to allow us to continue to execute the RJ Plan and remain focused on our strategic transformation. Notwithstanding the conclusion of the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan, we presented to the RJ Court circumstances related to the complexity inherent to the magnitude of the RJ Proceedings and the ongoing reforms in the legal-regulatory environment, which we believe require additional measures yet to be implemented under the RJ Proceedings.

On February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our strategic plan. At the new general creditors’ meeting, only creditors of the RJ Debtors that held credits and had voting rights at the time of the original GCM and who continued to hold an interest in the debt obligations or equity securities of the RJ Debtors on February 27, 2020 will be entitled to vote.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. The RJ Court required that:

•	the RJ Debtors must submit the proposed amendment to the RJ Plan to the RJ Court on or prior to September 8, 2020; and

•

the new general creditors’ meeting organized by Escritório de Advocacia Arnoldo Wald e Advogados Associados, the judicial administrator of the RJ Debtors, or the Judicial Administrator, must take place within 60 days from the date of submission of the proposed amendment to the RJ Plan to the RJ Court by the RJ Debtors.

We intend to seek to amend the RJ Plan in order to facilitate asset sales contemplated by our strategic plan, including the potential sale of our mobile business and the proposed sales of other non-core assets. We continue to discuss the terms of the proposed amendment with various constituencies of our company and can provide no assurances with respect to the specific terms of the proposed amendment that will be presented to the RJ Court.

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

•

the adverse effects of COVID-19, and public health measures adopted to combat the pandemic in Brazil and internationally, on our employees, our business operations (including our retail operations, our network operations, our network maintenance programs and our expansion programs), our third-party vendors and the ability of our customers to pay for services on a timely basis;

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

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2017 have been derived from our consolidated financial statements that are not included in this annual report. We have not included selected financial data as of or for the years ended December 31, 2016 and 2015 as such information cannot be provided on a restated basis without unreasonable effort or expense.

The following selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes thereto, “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

Oi has not paid any dividends and/or interest attributable to shareholders’ equity since January 1, 2014.

	For the Year Ended December 31,
	2019		2018		2017
	(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	R$	20,136	R$	22,060	R$	23,790
Cost of sales and services		(15,315)		(16,179)		(15,669)

Gross profit		4,821		5,881		8,121
Selling expenses		(3,548)		(3,853)		(4,103)
General and administrative expenses		(2,782)		(2,739)		(3,137)
Other operating income (expenses), net		(1,469)		(4,557)		(3,243)

Operating income (loss) before financial expenses, net, and taxes		(2,977)		(5,268)		(2,361)
Financial expenses, net		(6,110)		26,609		(3,197)

Income (loss) before taxes		(9,087)		21,341		(5,558)
Income tax and social contribution		(8)		3,275		(1,099)

Net income (loss)	R$	(9,095)	R$	24,616	R$	(6,656)

Net income (loss) attributable to controlling shareholders	R$	(9,000)	R$	24,591	R$	(6,365)
Net income (loss) attributable to non-controlling shareholders		(95)		24		(291)
Net income (loss) applicable to each class of shares(1):
Common shares basic and diluted		(8,765)		22,036		(4,896)
Preferred shares and ADSs basic and diluted		(236)		2,555		(1,469)
Net income (loss) per share:
Common shares – basic and diluted		(1.51)		16.39		(9.42)
Common ADSs – basic and diluted		(7.57)		81.94		(47.10)
Preferred shares and ADSs – basic and diluted		(1.51)		16.39		(9.42)
Weighted average shares outstanding (in thousands):
Common shares – basic and diluted		5,788,447		1,344,686		519,752
Preferred shares – basic and diluted		155,615		155,915		155,915

(1)	Basic and diluted earnings per share have been calculated using the “two class method.” See note 22 to our audited consolidated financial statements included in this annual report.

	As of December 31,
	2019		2018		2017
	(in millions of reais)
Balance Sheet Data:
Cash and cash equivalents	R$	2,082	R$	4,385	R$	6,863
Short-term investments		184		202		21
Trade accounts receivable, less allowance for doubtful accounts		6,335		6,517		7,367
Assets held for sale		4,391		4,923		4,675
Total current assets		17,993		21,313		23,748
Property, plant and equipment, net		38,911		28,426		26,989
Non-current judicial deposits		6,651		7,019		8,290
Intangible assets, net		3,998		6,948		8,351
Total assets		71,892		65,438		68,639
Short-term borrowings and financing (including current portion of long-term debt)		326		673		54,515
Short-term leases payables		1,510		—		—
Short-term trade payables		4,794		5,024		4,924
Liabilities of assets held for sale		494		527		354
Total current liabilities		11,836		10,689		67,892
Long-term borrowings and financing		17,900		15,777		—
Long-term leases payables		6,640		—		—
Total liabilities		54,095		42,542		82,152
Share capital		32,539		32,038		21,438
Shareholders’ equity		17,797		22,896		(13,513)

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

We cannot predict whether ANATEL or the Brazilian government will adopt these or other telecommunications sector policies in the future, or the consequences of such policies on our business or the business of our competitors. In the event that any modification of the regulatory scheme or new regulations applicable to our company are adopted that increase the costs of compliance to our company, whether through capital expenditure requirements, increased service requirements, increased costs for renewal of our authorizations and licenses, increased exposure to regulatory penalties or otherwise, these modifications and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our concession agreements and authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan of Universal Service Goals (Plano Geral de Metas de Universalização), or the PGMU, the Quality Management Regulations (Regulamento de Gestão da Qualidade), or the RGQ, which was adopted by ANATEL in June 2013, and was partially superseded by the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações), or the RQUAL, in December 2019, and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements in Brazil also require us to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in our service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with our quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services.”

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the PGMU and the RGQ. For more information, see “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Administrative Proceedings.”

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

We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações), or the General Telecommunications Law, to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of obligations currently imposed by the concession regime. In exchange, providers may be required to assume obligations to make additional investments in their networks, primarily related to the expansion of broadband services. The cost of the additional investments in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. Prior to the passage of Law No. 13,879, our concession agreements would have expired in 2025 without the possibility of renewal. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations are subject to a public consultation period that is expected to expire on April 30, 2020. We cannot predict when and to what extent these regulations will be adopted. Once these regulations are adopted, we expect that we will be able to migrate our public regime concessions into private-regime authorizations or renew our concessions, which would otherwise expire on December 31, 2025. However, as of the date of this annual report, we have not decided which option to pursue and cannot predict the cost of pursuing any of these options. For more information about Law No. 13,879, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Public Regime—Amendments to the General Telecommunications Law” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services.”

If we are not able to convert our concessions into authorizations or renew our concessions prior to the expiration of our existing concessions, we may be able to participate in competitive auctions for new concessions that the Brazilian government may choose to conduct. However, our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions, and we may not be able to secure new concessions for our existing service areas in any future auctions or such concessions may be on less favorable terms than our current concessions. In such cases, our business, financial condition and results of operations would be materially adversely affected.

The mobile telecommunications industry and participants in this industry, including us, may be required to adopt an extensive program of field measurements of radio frequency emissions and be subject to further regulation and/or claims based on concerns regarding potential health problems and interfere with medical devices.

Media and other entities have suggested that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which, in turn, may delay the expansion and may affect the quality of our services.

In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In May 2009, Law No. 11,934 was enacted, which established the need for field measurements by telecommunications service providers of all radio-communication transmitting stations every five years with respect to emission and exposure to these fields. In September 2018, ANATEL published Resolution No. 700/2018, a regulation pursuant to Law No. 11,934 that makes field measurements mandatory by telecommunication service providers of all radio-communication transmission stations every five years beginning in 2019. In January 2019, ANATEL passed Act No. 458/2019 regarding the technical requirements of Resolution No. 700/2018. However, Act No. 458/2019 is not yet in full force because the measurement parameters have not yet been defined, and ANATEL has had difficulties implementing internal systems to monitor compliance. We are still evaluating the scope of the technical and financial impact of these new regulations on our company, as ANATEL has not yet defined all of the relevant technical requirements related to these regulations as of the date of this annual report.

Companies in the Brazilian telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

As of the date of this annual report, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. The federal law, that establishes new guidelines to create a consolidated plan for the installation of antennas was approved in 2015, however, it is still pending specific regulation. Despite the federal initiative, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist, which could materially and adversely affect our business, results of operations and financial condition.

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. We expect that new products and technologies will emerge and that existing products and technologies will be further developed. For example, ANATEL is expected to conduct auctions for radiofrequencies in the 5G spectrum during 2020. The advent of new products and technologies could have a variety of consequences. Our future success depends on our ability to anticipate and adapt in a timely manner to technological changes. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services.

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

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Our controls are dependent, not exclusively, on these technological systems and are also subject to interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

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

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures or unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside of our organization. We are also exposed to cyber attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems.

The risks of cyber attacks has been exacerbated as a result of measures that we have adopted to combat the COVID-19 pandemic, principally the institution of a “work-from-home” policy for our employees. Because our managers and employees have access to our information systems from their remote locations, the demands on our security systems have increased. Although we have implemented measures to prevent unauthorized access to our systems through the compromise of these remote access points, we cannot assure you that perpetrators of cyber attacks will be prevented from accessing our information systems in all cases.

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

The inability to operate our networks and systems as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other telecommunications providers. The costs associated with a major cyber attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, our operating network and information systems could be compromised, which could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Company

Our debt instruments contain covenants that could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2019, we had total outstanding borrowings and financing of R$31,642 million, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, and R$18,227 million, after giving effect to the fair value adjustment and debt issuance costs. In addition, in February 2020, an investor subscribed to an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures. We are subject to certain financial covenants under the instruments that govern our indebtedness that limit our ability to incur additional debt. The level of our consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict or may restrict our ability, and the ability of our subsidiaries, to:

•	incur or guarantee additional debt;

•	grant liens over or pledge assets;

•	sell or dispose of assets;

•	merge or consolidate with another company;

•	pay dividends or distributions on capital stock or repurchase capital stock; and

•	make certain acquisitions, mergers and consolidations.

These covenants could limit our ability to plan for or react to market conditions or to meet our operational or capital needs, which could reduce future net operating revenue and adversely affect our cash flows and profitability. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some operations to maintain compliance. As of December 31, 2019, we were in full compliance with our financial covenants under our financial instruments.

In addition, the failure of Oi and our restricted subsidiaries to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt and may be cross-defaulted to other debt. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt agreements if accelerated upon an event of default, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt agreements.

Furthermore, our debt instruments with BNDES contain financial covenants that require Oi to maintain five specified financial ratios, measured on a quarterly basis. Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. At December 31, 2019, we were in compliance with these financial covenants. As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, we believed that it was probable that as of March 31, 2020, we would not be in compliance with more than one of these financial ratios. In anticipation of these ratio breaches, on March 30, 2020 we obtained a waiver from BNDES. The cross-default or cross-acceleration clauses in the instruments governing our other indebtedness (other than Oi Mobile’s non-convertible debentures) provide that an event of default under our debt instruments with BNDES do not trigger an event of default under our other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

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

The RJ Plan permits us to borrow up to R$2 billion under new export credit facilities, as described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” This debt may be denominated in reais or in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this new debt. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

If the Brazilian Confirmation Order is overturned or modified, the RJ Debtors may be declared bankrupt under Brazilian law and liquidated.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. On December 19 and 20, 2017, a GCM was held to consider approval of the most recently filed judicial reorganization plan. This GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at this GCM as negotiated during the course of this GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date. For more information with respect to the RJ Proceedings, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.”

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although it is subject to six pending appeals with no suspensive effect attributed to those appeals. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it by certain creditors, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

If the Brazilian Confirmation Order is overturned or modified and, as a result, the RJ Debtors are declared bankrupt, which under Brazilian law is generally followed by a liquidation of the debtors’ assets, the rights and guarantees of the creditors recognized by the RJ Court will be restored under the original terms as if the RJ Plan had never been approved, net of amounts validly received pursuant to the RJ Plan, in accordance with Brazilian Bankruptcy Law. A modification of the Brazilian Confirmation Order may lead to a breach of the RJ Plan by the RJ Debtors. In case of breach of the RJ Plan by the RJ Debtors, creditors will be entitled to (1) approve a modification to the RJ Plan at a meeting of creditors complying with the quorum requirements established in the Brazilian Bankruptcy Law, or (2) seek to have the RJ Debtors adjudicated as bankrupt by the RJ Court.

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

As of December 31, 2019, we had provisioned R$5,252 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2019, we had claims against us of R$28,416 million in tax proceedings, R$798 million in labor proceedings and R$1,668 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions. We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote could be substantial. Consequently, our losses could be significantly higher than the amounts for which we have recorded provisions.

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

We have indemnification obligations with respect to the PT Exchange Agreement and the PT Portugal disposition that could materially adversely affect our financial position.

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

In the PT Ventures Share Purchase Agreement under which we sold PT Ventures to Sociedade Nacional de Combustíveis de Angola, Empresa Pública – Sonangol E.P., or Sonangol, we agreed to indemnify Sonangol for breaches of our representations and warranties under the PT Ventures Share Purchase Agreement, subject to certain customary procedural and financial limitations. There can be no assurance that we will not be subject to significant claims under these indemnification provisions and if we are subject to such claims under these indemnification provisions, we could be required to pay significant amounts, which would have an adverse effect on our financial condition.

We are subject to credit risks with respect to our customers. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2019, we recorded provisions for doubtful accounts in the amount of R$489 million, or 2.4% of our net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2019, our provision for doubtful accounts was R$774 million.

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

In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis. For example, although do not have sufficient experience with the effects of the public health measures adopted in Brazil in response to the COVID-19 pandemic to reliably estimate the quantitative effects of these measures, we expect that these public health measures will have significant impacts on the income and purchasing power of many of our subscribers, particularly low-income subscribers and SMEs, some of whom may cease operations. Any increase in expected losses on trade receivables would adversely affect our financial condition and results of operations.

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

The outcome of Operation Mine Map, a criminal investigation being conducted by Brazilian authorities that involves historical agreements of our company with certain entities, and any further investigations that may be commenced related to these agreements, could have a material adverse effect on our company.

On December 10, 2019, the Brazilian Federal Police launched Operation Mine Map (Operação Mapa da Mina). One of the main targets of Operation Mine Map was Fábio da Silva, son of former president Luiz Ignácio Lula da Silva. The subject of the investigation includes payments made by us to two groups of companies, Gamecorp and Grupo Gol. Brazilian authorities allege that these payments were made in exchange for benefits from the Brazilian government. In connection with the investigation, our headquarters and some other buildings in the States of São Paulo and Rio de Janeiro and in Brasília were searched and documents were seized relating to our business with Gamecorp and Grupo Gol.

We have been cooperating with Brazilian authorities involved in Operation Mine Map and have provided information and documents. We have not been notified that we are a target of any investigation relating to Operation Mine Map. None of our current executive officers or members of our board of directors were involved in our historical relationships with Gamecorp and Grupo Gol.

We cannot predict when the Operation Mine Map investigation will be completed or the results of such investigation, including whether any litigation or enforcement action will be brought against us or the outcome or impact of any resulting litigation or enforcement action, nor can we predict any potential actions that may be taken by the relevant authorities. Any adverse development in the Operation Mine Map investigation could subject us to potential fines or penalties under applicable law, materially adversely affect our public reputation, and could have a material adverse effect on us, including: (1) threatening our ability to obtain new financing, which could impair our ability to operate our business; and (2) shifting management’s focus to these matters, which could harm our ability to meet our strategic objectives. Additionally, while we have taken, and are continuing to take, measures to enhance our compliance programs, which are intended to assist us in detecting and preventing bribery and corruption, there can be no assurance that these efforts will enable us to detect or prevent all such activities.

We could be adversely affected by violations of anti-corruption laws and regulations.

We are required to comply with Brazilian anti-corruption laws and regulations, including Brazilian Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, as well as anti-corruption laws and regulations in other jurisdictions, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA.

The Brazilian Anti-Corruption Law, the FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the U.S. Securities and Exchange Commission, or SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-corruption laws. We operate, through our businesses, in countries that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Relating to Our Operations

We face significant competition in the Brazilian market and increasing competition from other services, which may adversely affect our results of operations.

We face increasing competition throughout Brazil from other telecommunications service providers in each of our core service businesses. In our Residential Services business, we compete with other fixed-line voice service providers, primarily Claro S.A., or Claro, a subsidiary of América Móvil S.A.B. de C.V., and Telefônica Brasil S.A., a subsidiary of Telefónica S.A., or Telefônica Brasil. In addition to Claro and Telefônica Brasil, our Residential Services business competes for broadband subscribers with a myriad of smaller local and regional broadband services providers. Finally, our Residential Services business competes for Pay-TV broadband subscribers with Claro and SKY Brasil Serviços Ltda., or SKY, and Telefônica Brasil. In our Personal Mobility Services business, we compete with Telefônica Brasil, Claro, and TIM Participações S.A., a subsidiary of Telecom Italia S.p.A., or TIM. In our Business to Business, or B2B, Services business, we compete with all of these competitors for small- and medium-sized enterprise, or SME, and corporate subscribers (including governmental entities) for our fixed-line and mobile services.

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

The primary drivers of competition in the broadband industry are stability and quality of the service, speed and price, with discounts typically offered in the form of bundled services. Claro and Telefônica Brasil each offer broadband services at higher speeds than ours and both offer integrated voice, broadband and Pay-TV services, typically as bundles, to the residential services market through a single network infrastructure. In addition, an increasing number of small local and regional providers are competing in the broadband space offering fiber-to-the-home, or FTTH, at competitive prices. Future offerings by our competitors that are aggressively priced or that offer additional services could have an adverse effect on our net operating revenue and our results of operations.

We offer Pay-TV services throughout the regions in which we provide residential services. The Pay-TV market in Brazil has been facing a steady drop in the number of subscribers since 2015 as a result of the financial crisis, piracy, and an increase in the cord-cutting effect resulting from more widespread use of OTT services in Brazil, such as Netflix, Amazon Prime Video, HBO Go and others.

We and each of our principal competitors in the mobile telecommunications market offer Universal Mobile Telecommunications System (UMTS), or 3G, and our Long Term Evolution (LTE), or 4G, mobile telecommunications network technology. Our competitors have a much larger coverage footprint (in terms of cities covered) than we do both in 3G and 4G. In addition, the cost of maintaining our revenue share in this market may increase and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. As mobile interconnection, or MTR, tariffs have declined in recent years, a trend towards SIM card consolidation has developed, reversing the trend of customers using multiple SIM cards to participate in on-net calling plans offered by multiple service providers; this trend has resulted, and may continue to result in, a decline in the size of our customer base. Acquiring each additional personal mobility customer entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Personal Mobility Services business. During the year ended December 31, 2019, the average monthly churn rate of our Personal Mobility Services business, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.28% per month. Our inability to compete effectively to maintain and increase our market share in this market could adversely affect our net operating revenue and profitability.

Our mobile subscribers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience. As discussed above, some of our competitors may have greater access to cheaper capital and the ability to invest in new technologies, including 4.5G and 700 MHz frequencies. Oi is the only operator in the market that does not have a license for the 700 MHz frequency.

As a result of the increased availability of 4G mobile network technology, there has been an increase in the use of OTT services in Brazil, including instant internet messaging and Voice over Internet Protocol, or VoIP, and services on smartphone applications such as Facebook Messenger and WhatsApp. OTT applications are often free of charge, other than for data usage, accessible by smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as two-way short (or text) message services known as SMS, which have historically been, but are no longer a source of significant revenues. With the growing use of smartphones in Brazil, an increasing number of customers are using OTT application services as a substitute for traditional voice or SMS communications. As a result, we see the migration of traffic from voice to data and consequently the introduction of offers from almost all competitors of unlimited voice plans in their portfolio, accelerating the process of commoditization of voice service. These trends could have an adverse effect on the average revenue per unit, or ARPU, generated by our mobile customer base and our profitability.

The COVID-19 pandemic could have a material adverse effect on our business and results of operations.

Since December 2019, SARS-CoV-2, a novel strain of coronavirus referred to as COVID-19, has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other public health measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world, including in Brazil.

The local, national and international response to the virus is quickly developing, fluid and uncertain. During March and April of 2020, state, local and municipal authorities within Brazil promoted and enforced public health measures, including social isolation and quarantine measures, and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, Rio de Janeiro and other Brazilian states declared a state of emergency. Although the Brazilian government has determined that the telecom sector is an essential service, which allows us to continue our field maintenance activities without violating restrictions on movement that have generally been imposed to combat the pandemic, in accordance with the recommendations of the authorities, we transitioned a substantial majority of our employees to work from home.

Although we have devoted considerable resources to preventative measures in order to reduce the potential impacts of the COVID-19 pandemic on our employees, business, service and operations, there can be no assurance that these measures will be effective or that the pandemic will not have an adverse effect on our business, financial condition and results of operations. For example, public health measures could affect our network quality in the event that our networks are unable to meet increased demand as a result of orders from the authorities that individuals stay at or work at home. In addition, sales of certain of our products and services, such as services offered through door-to-door sales channels and sales made through our retail stores, will be reduced as a result of public health measures, which could negatively impact us. The impact of public health measures adopted in Brazil on the income and purchasing power of our subscribers, particularly low-income subscribers and SMEs, some of whom may cease operations, could reduce their ability to pay us for services, which could result in a decline in our cash flows from operations and an increase in our expected losses on trade receivables. If any applicable governmental body imposes rules preventing our termination services as a result of non-payment, thus encouraging customer defaults on invoices, such measures are likely to result in a decline in our cash flows from operations and an increase in our expected losses on trade receivables. Finally, as a result of restrictions on certain activities, it is possible that our personnel may be unable to perform routine maintenance and installation activities, which could adversely affect our operations and sales. For more information about specific measures that we have adopted and potential impacts on our business operations, see “Item. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Potential Effects of the COVID-19 Pandemic.”

We cannot predict the full effect of the pandemic on our business or on the Brazilian economy. Federal, state and municipal governments in Brazil may announce further restrictions on the general population and we cannot predict what effect this will have on our operations and sales in the long term. We cannot predict the duration of the pandemic, the effectiveness of governmental or other measures taken to attempt to curb the pandemic, or the duration of any such measures. In addition, following the pandemic and the termination of any such governmental restrictions, the needs and preferences of our customers may have been altered. None of the losses incurred or to be incurred by us as a result of the COVID-19 pandemic, whether as a result of business interruption or inability to attract new customers, is covered by insurance currently held by us. As a result, any such losses could have a material adverse effect on our business, financial condition, and results of operations.

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

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Factors that could affect our implementation of our growth strategy include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors, which could be exacerbated by the effects of the COVID-19 pandemic on the operations of our equipment suppliers;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;

•	the failure to obtain licenses necessary for our projects; and

•

delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner, which could be exacerbated by the effects of the COVID-19 pandemic on the operations of our third-party suppliers or contractors.

Although we believe that our cost estimates and implementation schedule are reasonable and have not been affected by factors relating to the COVID-19 pandemic, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates, particularly if the COVID-19 pandemic increases in severity or extends over a prolonged period of time. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic impacts of the COVID-19 pandemic and the public health measures adopted in Brazil to combat this pandemic, economic crises that restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services (such as broadband or Pay-TV). As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

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

We are in the process of vendor consolidation by using only on a few strategic and most representative technology suppliers around the world to provide us with equipment and materials that we need in order to expand and to operate our business in Brazil. In addition, we rely on a third-party provider of network maintenance services in certain regions where we operate. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases, many of which may be exacerbated by the effects of the COVID-19 pandemic and public health measures in Brazil and internationally to combat the pandemic. If these suppliers or vendors fail to provide equipment, materials or services to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Certain essential equipment is subject to risks related to importation, and we acquire other essential equipment from a limited number of domestic suppliers, which may further limit our ability to acquire such essential equipment in a timely and cost effective manner.

The high growth in data markets in general, and broadband in particular, may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain essential equipment, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of this essential equipment, pose certain risks, including:

•

vulnerability to currency fluctuations in cases where essential equipment is imported and paid for with U.S. dollars, Euros or other foreign currencies, which could be exacerbated by the macroeconomic effects in Brazil of the COVID-19 pandemic and the public health measures adopted in Brazil to combat the pandemic;

•

difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain essential equipment, which could be exacerbated by the effects of the COVID-19 pandemic and the public health measures adopted in Brazil to combat the pandemic; and

•	the imposition of customs or other duties on essential equipment that is imported.

If any of these risks materialize, they may result in our inability to provide services to our customers in a timely manner or may affect the prices of our services, which may have an adverse effect on our business, financial condition and results of operations.

We may be unable to respond to the trend towards consolidation in the Brazilian telecommunications market.

The Brazilian telecommunications market has been subject to consolidation. Mergers and acquisitions may change market dynamics, create competitive pressures and force small competitors to find partners, and may require us to adjust our operations, marketing strategies, and product portfolio. For example, in March 2015, Telefónica S.A., or Telefónica, acquired from Vivendi S.A., all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A. This acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as participants continue to pursue economies of scale. The entry of a new market participant with significant financial resources or potential changes in strategy by existing telecommunications service providers can change the competitive environment in the Brazilian market. We may be unable to keep pace with these changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

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

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2019, our Brazilian pension benefit plans had an aggregate deficit of R$633 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. If the life expectancy of the beneficiaries should exceed the life expectancies included in the actuarial models, the level of our contributions to these plans could increase. If the managers of these plans should suffer losses on the investments of the assets of these plans, we would be required to make additional contributions to these plans in order for these plans to be able to provide the agreed benefits. Any increase in the level of our contributions to these plans as a result of an increase in life expectancy or a decline in investment returns could have a material adverse effect on our financial condition or results of operations. For a more detailed description of our Brazilian pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans.”

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2019, we had recorded R$633 million on our balance sheet as “liability for pension benefits,” net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets. For more information, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans—Fundação Atlântico de Seguridade Social—TCSPREV Plan” and note 27 to our audited consolidated financial statements included in this annual report.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition and the market prices of our Common Shares, preferred shares and ADSs.

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

Ongoing political instability has adversely affected the Brazilian economy, our business and results of operations and may adversely affect the market price of our Common Shares, Preferred Shares and ADSs.

The Brazilian economy has been affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely impacting the performance of the Brazilian economy and heightening the volatility of securities issued by Brazilian companies.

Brazilian markets have also experienced heightened volatility due to uncertainties derived from the ongoing investigations conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office (Ministério Público Federal), among which is Operation Car Wash (Operação Lava Jato). Such investigations have impacted the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have been convicted of political corruption related to bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. Profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery schemes. As a result, a number of senior politicians, including former president Luiz Inácio Lula da Silva, congressmen and officers of the major state-owned and private companies in Brazil, resigned and/or have been arrested, and numerous senior elected officials and other public officials are being investigated for unethical and illegal behavior.

The outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of Brazil. The development of these investigations has and may continue to adversely affect us. We cannot predict whether the ongoing investigations will affect the market or will lead to heightened economic and political volatility in Brazil, nor whether new investigations against politicians and/or officers of private companies will occur in the future.

In addition, in October 2018, Brazilians elected federal congressmen, state congressmen, two-thirds of the total number of senators and governors, and the president, and the new elected officials took office at the beginning of 2019. Following a divisive presidential race, Congressman Jair Bolsonaro became Brazil’s president on January 1, 2019.

Any continuation of such divisions could result in congressional deadlock, political unrest and massive demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties in relation to the implementation by the new administration of changes relating to monetary, tax and pension funds policies, as well as to the relevant legislation that must be passed to implement them, may contribute to economic instability. These uncertainties and new measures may increase market volatility of Brazilian securities issued abroad.

The President of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies the newly elected president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

Fluctuations in exchange rates may lead to substantial losses on our liabilities denominated in or linked to foreign currencies.

Since 1999, exchange rates for the real have been set by the market, i.e., a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated against the U.S. dollar by 47.1% during 2015. During 2016, the real appreciated against the U.S. dollar by 16.5% and the real depreciated against the U.S. dollar by 1.5% in 2017, 17.1% in 2018, and 4.0% in 2019.

As of December 31, 2019, R$18,294 million, or 57.8%, of our total consolidated borrowings and financing was denominated in currencies other than the real, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, and R$9,521 million, or 52.2%, of our total consolidated borrowings and financing was denominated in currencies other than the real, after giving effect to the fair value adjustment to our borrowings and financing and debt issuance costs. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in foreign currencies, such as our U.S. dollar-denominated PIK Toggle Notes and export credit facilities, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. On the other hand, when the real depreciates against foreign currencies, we incur gains on the balance of our fair value adjustment as a consequence of the gross debt balance, which partially offsets the negative impact on our borrowings and financings. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations.

The significant depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, is expected to have effects on our U.S. dollar-denominated indebtedness and interest expenses, negatively affecting our results of operations. Notwithstanding the adverse effects on the carrying amounts of our financial liabilities, we do not anticipate any substantial effect on our liquidity as there are few short-term payment obligations under our indebtedness, which we have hedged by continuing to hold a portion of the proceeds from our sale of PT Ventures in U.S. dollars. However, a prolonged deterioration of the value of the real could adversely affect our ability to meet our payment obligations on our indebtedness when future amortization payments become due. A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge exposures relating to our capital expenditures against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance. Despite the 17.1% depreciation of the real during 2018, the slow recovery of the Brazilian economy limited inflation and allowed the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank to reduce the SELIC rate (the Brazilian Central Bank’s overnight rate) by 0.50% during 2018, ending 2018 at 6.5%. As of December 31, 2019, the SELIC rate was 4.5%.

The significant depreciation of the real subsequent to December 31, 2019 is expected to have effects on our U.S. dollar-denominated capital expenditure and operating lease costs, although we do not anticipate any substantial effects in the short-term as we generally fix the exchange rates applicable to our network equipment orders at the time that these orders are placed and we have hedged our U.S. dollar-denominated operating expenses by continuing to hold a portion of the proceeds from our sale of PT Ventures in U.S. dollars. A prolonged deterioration of the value of the real could adversely affect our ability to implement our capital expenditure program and increase our operating costs, adversely affect our operating results and overall financial performance.

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

According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), the Brazilian consumer price inflation rates were 10.7% during 2015, 6.3% during 2016, 3.0% during 2017, 3.8% during 2018 and 4.3% during 2019. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Common Shares, Preferred Shares and ADSs.

As of the date of this annual report, fixed broadband and mobile service providers use the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, to adjust their prices. The IGP-DI is an inflation index developed by the Fundação Getúlio Vargas, or FGV, a private organization. The IGP-DI index was 10.7% during 2015, 7.2% during 2016, (0.42)% during 2017, 7.1% during 2018 and 7.7% during 2019.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2019, we had, among other consolidated debt obligations, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, R$13,087 million of borrowings and financing that were subject to variable interest rates, including R$9,140 million of borrowings and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and R$3,947 million of borrowings and financing that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate. As of December 31, 2019, we had, among other consolidated debt obligations, after giving effect to the fair value adjustment to our borrowings and financing and debt issuance costs, R$9,148 million of borrowings and financing that were subject to variable interest rates, including R$4,695 million of borrowings and financing and debentures that were subject to the CDI rate, and R$3,946 million of borrowings and financing that were subject to the TJLP.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI rate decreased from 11.57% per annum as of December 31, 2014 to 14.13% per annum as of December 31, 2015, and decreased to 13.63% per annum as of December 31, 2016, 6.89% per annum as of December 31, 2017, 6.40% per annum as of December 31, 2018 and 4.40% per annum as of December 31, 2019.

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

Moreover, under the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until February 5, 2024. After February 5, 2024, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if Oi meets a certain financial ratio, as described under “Item 8. Financial Information—Dividends and Dividend Policy.” There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits (as defined in the RJ Plan). The restrictions of the payment of dividends and other distributions described in this paragraph are subject to certain exceptions, as described under “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Under Brazilian law, if Oi offers to issue new shares in exchange for cash or assets as part of a capital increase, Oi generally must grant its shareholders the right to purchase a sufficient number of the offered shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. Oi may not legally be permitted to allow holders of Common Shares, Preferred Shares or ADSs in the United States to exercise any preemptive rights in any future capital increase unless either (1) Oi files a registration statement with the SEC with respect to that offering of shares, as Oi did for its most recent capital increase, or (2) that offering of shares qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, Oi will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that Oi considers important in determining whether to file such a registration statement. Oi is not obligated to file a registration statement in connection with any future capital increase, and Oi cannot assure the holders of Common Shares, Preferred Shares or ADSs in the United States that it will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in Oi may be diluted.

If holders of ADSs exchange them for Common Shares or Preferred Shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the Common Shares and Preferred Shares underlying our ADSs has obtained an electronic registration number with the Brazilian Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the Common Shares or Preferred Shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying Common Shares or Preferred Shares, they will be required to appoint a Brazilian financial institution to act as their legal representative who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Brazilian Central Bank, as provided in CMN Resolution No. 4,373. Investors will only be able to remit U.S. dollars abroad if the relevant new electronic certificate of foreign capital registration in connection with the Common Shares or Preferred Shares is previously obtained. If such investors fail to obtain or update the relevant certificates of registration, it may result in additional expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

In addition, if holders of our ADSs exchange our ADSs for Common Shares or Preferred Shares, generally they may be subject to a less favorable tax treatment on the proceeds from any sale of, our Common Shares or Preferred Shares. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Oi is incorporated as a corporation under the laws of Brazil and substantially all of Oi’s assets are located in Brazil. In addition, all of Oi’s directors and executive officers reside outside the United States and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for holders of ADSs to effect service of process within the United States or other jurisdictions outside Brazil upon such persons, or to enforce against such persons judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

Holders of Common Shares and Preferred Shares will be subject to, and holders of ADSs could be subject to, Brazilian income tax on capital gains from sales of Common Shares, Preferred Shares or ADSs.

According to Article 26 of Brazilian Law No. 10,833/2003, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a Non-Brazilian Holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another Non-Brazilian Holder. Accordingly, on the disposition of common shares or preferred shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described under “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. A disposition of our ADSs, however, involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the concept of “assets located in Brazil” is interpreted to include our ADSs, this tax law could result in the imposition of withholding taxes on the disposition of our ADSs made by Non-Brazilian Holders. Due to the fact that, as of the date of this annual report, Article 26 of Brazilian Law No. 10,833/2003 has no judicial guidance as to its application to ADSs, we are unable to predict which interpretation would ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations —Taxation of Gains.”

Oi believes that it was not a passive foreign investment company (“PFIC”) for its taxable year ended December 31, 2019.

Oi will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation, Oi intends for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“market capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Based on the market price of the Common Shares and the Preferred Shares and the composition of our assets, Oi believes that it was not a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2019, although Oi believes that it was a PFIC for the taxable year ended December 31, 2018. Nevertheless, because PFIC status is determined annually based on Oi’s income, assets and activities for the entire taxable year, it is not possible to determine whether Oi will be characterized as a PFIC for the taxable year ending December 31, 2020, or for any subsequent year, until after the close of the year. Furthermore, because Oi determines the value of its gross assets based on the Market Capitalization test, a decline in the value of its Common Shares and Preferred Shares may result in Oi becoming a PFIC. Accordingly, there can be no assurance that Oi will not be considered a PFIC for any taxable year.

If contrary to Oi’s belief, Oi were characterized as a PFIC for its taxable year ended December 31, 2019, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Preferred Shares or ADSs with respect to any “excess distribution” received from Oi and any gain from a sale or other disposition of Common Shares or Preferred Shares or ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to Common Shares or Preferred Shares or ADSs. In such case, Oi does not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the Common Shares or Preferred Shares or ADSs. See “Item 10. Additional Information—Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

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

Trading on over-the-counter markets may be volatile and sporadic, which could depress the market price of the Preferred ADSs and make it difficult for holders to resell Oi’s Preferred ADSs.

On June 21, 2016, the Preferred ADSs were delisted from the New York Stock Exchange, or NYSE. On June 23, 2016, OTC Markets Group, Inc. began publishing quotations for the Preferred ADS in the “pink sheets” under the trading symbol OIBRQ. Trading in stock quoted on over the counter markets is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of the Preferred ADSs for reasons unrelated to operating performance. Moreover, the over the counter markets are not a stock exchange, and trading of securities on the over the counter markets is often more sporadic than the trading of securities listed on other stock exchanges such as the NYSE, the NASDAQ Stock Market or the American Stock Exchange. Accordingly, holders of Preferred ADSs may have difficulty reselling such securities.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 53.4 million revenue generating units, or RGUs, as of December 31, 2019. We operate throughout Brazil and offer a range of integrated telecommunications services that include Residential Services, Personal Mobility Services and B2B Services.

Our Residential Services business includes local and long-distance fixed-line voice services, broadband services and Pay-TV services provided to residential customers in our fixed-line concession service areas, comprising the entire territory of Brazil other than the State of São Paulo. We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of December 31, 2019 based on our 10.3 million fixed lines in service as of December 31, 2019, with a market share of 48.4% of the total fixed lines in service in our service areas as of that date. We own the largest fiber optic network in Brazil, with more than 376,000 kilometers of installed fiber optic cable, distributed throughout Brazil. We focus on increasing the revenue generated by this customer base by aggressively promoting convergent services (double-play, triple-play and quadruple-play packages) including our mobile, broadband and Pay-TV services. We offer a variety of high-speed broadband services. As of December 31, 2019, we had 4.2 million asymmetric digital subscriber line, or ADSL, subscribers, representing 60.0% of our residential fixed line customers as of that date. We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our residential service areas using DTH satellite technology. As of December 31, 2019, we had 1.5 million residential Pay-TV subscribers, representing 20.7% of our residential fixed line customers as of that date.

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil. Our mobile network covers areas in which approximately 94% of the Brazilian population lives and works. In addition, we provide network usage (interconnection) services. Based on our 36.8 million mobile subscribers as of December 31, 2019, we had a 16.2% market share of the Brazilian mobile telecommunications market as of that date.

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

On December 19 and 20, 2017, a GCM to consider approving the RJ Plan was held following the confirmation that the required quorum of creditors of each of classes I, II, III, and IV was in attendance. As part of the RJ Plan, we negotiated the terms of a commitment agreement, which we refer to as the Commitment Agreement, with members of a diverse ad hoc group of holders of the bonds issued by Oi, Oi Coop and PTIF, which we refer to as the Ad Hoc Group, the International Bondholder Committee, a group of creditors in the Netherlands, which we refer to as the IBC, and certain other unaffiliated bondholders. Under the terms of the Commitment Agreement, such bondholders, which we refer to as the Backstop Investors, agreed to backstop our preemptive offering of Common Shares, subject to the terms and conditions of the Commitment Agreement. This GCM concluded on December 20, 2017 following the approval of the RJ Plan by a significant majority of creditors of each class present at this GCM, reflecting amendments to the RJ Plan presented at this GCM as negotiated during the course of this GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties. By operation of the RJ Plan and the Brazilian Confirmation Order the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims will receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

During 2018, the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan was concluded.

Extension of the Judicial Reorganization Proceedings

The Brazilian Bankruptcy Law provides that the RJ Proceedings and the judicial supervision of the RJ Debtors may be terminated on the second anniversary of the Brazilian Confirmation Date if the RJ Court determines that all obligations provided for in the RJ Plan have been satisfied based on the analysis of compliance with the RJ Plan.

On December 6, 2019, we filed a petition with the RJ Court requesting that the judicial supervision of the RJ Debtors not be terminated on February 5, 2020, the second anniversary of the Brazilian Confirmation Date, in order to allow us to continue to execute the RJ Plan and remain focused on our strategic transformation. Notwithstanding the conclusion of the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan, we presented to the RJ Court circumstances related to the complexity inherent to the magnitude of the RJ Proceedings and the ongoing reforms in the legal-regulatory environment, which we believe require additional measures yet to be implemented under the RJ Proceedings.

On February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our strategic plan. At the new general creditors’ meeting, only creditors of the RJ Debtors that held credits and had voting rights at the time of the original GCM and who continued to hold an interest in the debt obligations or equity securities of the RJ Debtors on February 27, 2020 will be entitled to vote.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. The RJ Court required that:

•	the RJ Debtors must submit the proposed amendment to the RJ Plan to the RJ Court on or prior to September 8, 2020; and

•

the new general creditors’ meeting organized by the Judicial Administrator must take place within 60 days from the date of submission of the proposed amendment to the RJ Plan to the RJ Court by the RJ Debtors.

We intend to seek to amend the RJ Plan in order to facilitate asset sales contemplated by our strategic plan, including the potential sale of our mobile business and the proposed sales of other non-core assets. We continue to discuss the terms of the proposed amendment with various constituencies of our company and can provide no assurances with respect to the specific terms of the proposed amendment that will be presented to the RJ Court.

Preemptive Offering and Closing Under Commitment Agreement

As contemplated by Section 6 of the RJ Plan, on November 13, 2018, we commenced a preemptive offering of Common Shares that was registered with the SEC under the Securities Act under which holders of our Common Shares and Preferred Shares received 1.333630 transferable rights for each Common Share or Preferred Share held as of November 19, 2018. Each subscription right entitled its holder to subscribe to one Common Share at a subscription price of R$1.24 per Common Share. In addition, each holder of a subscription right was entitled to request the subscription for additional Common Shares, up to the total of 3,225,806,451 Common Shares that were offered in the preemptive offering less the total number of initial Common Shares.

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

Pharol Settlement Agreement

On January 8, 2019, Oi and its subsidiaries Telemar and PT Participações entered into a settlement agreement with Bratel and Pharol, or the Pharol Settlement Agreement, which provides, among other things, for the termination of all then-existing litigation involving the parties in Brazil and abroad.

Under the Pharol Settlement Agreement Oi was required to: (1) pay Bratel an amount in U.S. dollars corresponding to €25 million, which under the Pharol Settlement Agreement was used by Pharol for the subscription of 85,721,774 Common Shares issued by Oi in our preemptive offering of Common Shares; and (2) upon confirmation of the Pharol Settlement Agreement by the RJ Court, (a) transfer to Bratel 32,000,000 Common Shares and 1,800,000 Preferred Shares of Oi held in treasury, (b) pay Pharol the annual fees related to certain obligations assumed by Oi with respect to proceedings of Pharol in Portugal, and (c) in case of a sale of at least 50% of the shares of Unitel indirectly held by Oi, deposit into an escrow account an amount necessary to guarantee the payment of any potential liabilities of Pharol in tax proceedings whose chance of loss is assessed as possible or probable.

Under the Pharol Settlement Agreement, on February 8, 2019, the member designated by Oi was elected to Pharol’s board of directors.

On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 3, 2019.

During February 2019, we repurchased a total of 1,800,000 Preferred Shares over the B3 at prices ranging between R$1.42 and R$1.45 per Preferred Share, for an aggregate purchase price of R$2.6 million. These Preferred Shares were transferred to Pharol to satisfy the terms of the Pharol Settlement Agreement. Oi has satisfied the other terms of the Pharol Settlement Agreement applicable to our company and on April 4, 2019, all then-existing litigation involving the parties in Brazil and abroad was terminated.

Merger of Copart 4 with and into Telemar and Merger of Copart 5 with and into Oi

In January 2019, Copart 4 was merged with and into Telemar and in March 2019, Copart 5 was merged with and into Oi.

Sale of Interest in CVTelecom

On May 21, 2019, PT Ventures sold all of the shares that it owned of Cabo Verde Telecom, S.A., or CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands, representing 40% of CVTelecom’s share capital, to the National Social Security Institute (Instituto Nacional de Previdência Social) and state-owned company, ASA – National Airport and Aerial Security Company (ASA – Empresa Nacional de Aeroportos e Segurança Aérea, S.A.), for US$26 million. This sale generated a net gain of R$67 million.

In connection with the sale of the CVTelecom shares, PT Ventures entered into an agreement with the government of Cabo Verde for the definite termination of the arbitration proceedings pending before the International Centre for Settlement of Investment Disputes and the International Chamber of Commerce that had been filed by PT Ventures against the government of Cabo Verde in March 2015.

Adoption of Strategic Plan

On July 16, 2019, we announced our plan to pursue strategic alternatives, with a focus on the improvement of our operational and financial performance with a sustainable business model, for the purpose of maximizing enterprise value, in the context of the RJ process. We developed this plan in collaboration with a group of strategic advisors following an assessment of each of our business units focused on competitive advantages, effective capital allocation and anticipated funding needs to execute this plan.

The principal elements of this plan include:

•	accelerating our deployment of FTTH leveraging our non-replicable fiber optic network to become the national leader in FTTH;

•

accelerating our wholesale operation to exploit the full potential of the unregulated market for wholesale transmission services utilizing our fiber optic network as we seek to become the leading provider of infrastructure in support of 5G services in Brazil;

•	increasing our focus on our information and communications technology solutions business;

•

leveraging our mobile network capacity by increasing our investment in 4G and 4.5G services using our available 1.8 GHz spectrum and increasing our marketing efforts focused on high-value post-paid customers to increase revenue of our mobile services;

•	exploring strategic alternatives with respect to our mobile business to maximize shareholder value;

•

implementing a sustainable program of cost reductions based on opportunities identified by our management in our sales and marketing, organizational processes, information technology, procurement and network operations activities;

•

divesting non-core assets, including communications towers, data centers, our African investments, certain real estate and other non-strategic assets, as part of our efforts to finance our capital expenditure plans.

Sale of PT Ventures

On January 24, 2020, Africatel sold and transferred 100% of the share capital of PT Ventures to Sonangol for an aggregate purchase price of US$1 billion, of which US$61 million was paid to Africatel prior to the transfer of the shares, and Sonangol paid US$699 million of the purchase price in cash on the closing date. The remaining US$240 million of the purchase price is to be paid to Africatel by Sonangol by July 31, 2020, with a guaranteed minimum monthly payment of US$40 million beginning in February 2020 and we have received the minimum monthly payments due in February and March 2020. Payment of the remaining purchase price is fully guaranteed by a letter of credit. Pursuant to the Pharol Settlement Agreement, we deposited 34 million euros of the proceeds of this sale in an escrow account to cover losses relating to certain tax proceedings against Pharol.

The principal assets of PT Ventures included (1) a 25% stake in Unitel, (2) a 40% stake in Multitel Serviços de Telecomunicações Lda., (3) rights to dividends previously declared by Unitel, but not received by PT Ventures, and (4) all rights arising from a final award in the amount of approximately US$659 million in an arbitration proceeding initiated by PT Ventures against the other Unitel shareholders.

Sale of Botafogo Property

On February 21, 2020, we sold our property at Rua General Polidoro nº 99, Botafogo, Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million.

Market Sounding Regarding Mobile Business

During the first quarter of 2020, our financial advisor, Bank of America Merrill Lynch, conducted a market sounding process seeking to gauge the interest of a variety of strategic investors in the acquisition of our mobile business. The goal of the market sounding process was to assist us in identifying opportunities relating to our mobile business, and to enable us to make a preliminary assessment regarding the creation of value arising out of a potential sale of our mobile business.

In March 2020, Bank of America Merrill Lynch received manifestations of interest from several of these investors. We continue to analyze these manifestations of interest, and are engaging is discussions with certain of these investors regarding due diligence matters. However, we have not entered into any binding agreement with respect to any proposed sale of our mobile business and cannot do so without approval of the RJ Court. Although we may engage in negotiations with certain of these investors to discuss the terms under which these investors would be willing to make a binding proposal, any binding proposals would be required to be submitted pursuant to a process supervised by the RJ Court following an amendment to the RJ Plan to include the process necessary to solicit such binding proposals.

There can be no assurance that the RJ Plan will be amended in a manner necessary to facilitate the potential sale of our mobile business, that a process to solicit binding proposals supervised by the RJ Court will result in our receiving proposals containing terms and conditions, including the purchase price, that will be satisfactory to our company, that we will be able to fulfill the conditions included in any binding proposal, or the timing of the completion of any potential sale of our mobile business.

Changes to the Membership of Oi’s Board of Directors and Board of Executive Officers

Since January 1, 2019, there have been several changes to the composition of Oi’s board of directors and board of executive officers.

On June 3, 2019, Ricardo Reisen de Pinho resigned as a member of Oi’s board of directors.

On September 20, 2019, Oi’s board of directors elected Rodrigo Modesto de Abreu to serve as a member of our board of executive officers, without specific designation, to act as our chief operating officer, and Mr. Abreu resigned as a member of our board of directors.

On October 31, 2019, Carlos Augusto Machado Pereira de Almeida Brandão resigned as our chief financial officer and investor relations officer and Eurico de Jesus Teles Neto resigned as our chief legal officer. On the same date, Oi’s board of directors elected Camille Loyo Faria to serve as our chief financial officer and investor relations officer and elected Antonio Reinaldo Rabelo Filho to serve as our chief legal officer.

On January 31, 2020, Eurico de Jesus Teles Neto resigned as our chief executive officer. On the same date, Oi’s board of directors elected Rodrigo Modesto de Abreu to serve as our chief executive officer.

On March 4, 2020, Oi’s board of directors appointed Claudia Quintella Woods to fill one of the vacancies on Oi’s board of directors, and on March 13, 2020, Oi’s board of directors appointed Armando Lins Netto to fill the remaining vacancy on Oi’s board of directors. The investiture of Mr. Armando Lins Netto is conditioned upon the prior assessment of ANATEL.

For information about the current members of Oi’s board of directors and board of executive officers, see “Item 6. Directors, Senior Management and Employees.”

Issuance of Oi Mobile Debentures

In February 2020, an investor subscribed to an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible secured debentures. These debentures are guaranteed by Oi and Telemar and are secured by a pledge of cash flows from our receivables in an amount up to R$200 million per month and a first-priority lien on our right to use mobile frequencies. These debentures mature in January 2022 in the event that we raise more than R$5 billion from our divestments by July 31, 2020, and will amortize at a rate of R$100 million per month beginning in August 2020 through January 2022 in the event that we do not achieve this divestment target. These debentures bear PIK interest, capitalized monthly, through January 2021 at a rate of 12.66% per annum based on the daily U.S. dollar equivalent principal amount determined in accordance with the daily exchange rate between the U.S. dollar and the Brazilian real, and interest at a rate of 13.61% per annum, payable in cash, thereafter.

Corporate Structure

The following chart presents Oi’s corporate structure and principal operating subsidiaries as of April 24, 2020. For a complete list of our subsidiaries, see Exhibit 8.01 to this annual report.

Our Services

We provide the following services:

•

Residential Services throughout Brazil (other than in the State of São Paulo) consisting of local and long-distance fixed-line voice services, broadband services and Pay-TV services under our Oi TV brand, primarily through direct to home, or DTH (a satellite technology), which we offer throughout Brazil;

•	Personal Mobility Services throughout Brazil consisting of mobile voice and data telecommunications services as well as value-added services; and

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

Broadband Services

We offer fixed broadband services through xDSL technologies and FTTH, with speeds ranging from 1 megabit per second, or Mbps, to 200 Mbps. We offer broadband services to our residential customers as mostly part of bundled plans with our traditional fixed-line services. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

As of December 31, 2019, our network covered 85.3% of the municipalities in our fixed-line service areas, reaching a total of more than 3.6 million fixed broadband customers, and our national fiber network reached approximately 4.6 million homes through FTTH. As of December 31, 2019, we offered FTTH in 82 municipalities, an increase of 54 municipalities as compared to December 31, 2018. We continue to strategically invest in our broadband network in areas that we believe have the greatest potential for sales and growth.

As with our traditional fixed-line services, we continually monitor customer usage profiles and preferences and periodically revise our broadband plans and promotions in order to better service the needs of our residential customers, to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services.

Pay-TV Services

We deliver Pay-TV services throughout our fixed-line service areas using our DTH satellite network. We also deliver Pay-TV services through our fiber optic network (internet protocol Pay-TV, or IPTV) in all the cities where we have deployed FTTH.

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

Pre-Paid Plans

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. We offer pre-paid voice and data bundles through our Oi Livre portfolio. Our Oi Livre portfolio includes a range of all-net voice minutes for calls within Brazil (including unlimited minutes through the Oi Livre Ilimitado plans) and data allowances (ranging from 1 GB to 4 GB of 4G mobile data) for flat fees. Customers choose the amount of time they have to use their voice and data allowances, ranging from seven to 30 days. Using the Minha Oi application on their smartphones, customers can freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi and Recarga Oi using a credit card, our toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

Post-Paid Plans

Customers of our post-paid plans are billed on a monthly basis for contracted services used during the previous month, in addition to any fees for special services. Our Oi Mais Digital portfolio offers unlimited text messages, unlimited minutes for calls to any operator in Brazil and two mobile data plans (8 GB and 50 GB) with no usage restrictions, plus no data traffic charge for major social networks and video to apps, which vary according to the data plan, and include, among others: YouTube, Netflix, Facebook, Instagram, WhatsApp and Messenger. Customers can include up to four additional lines and manage or share their data plan through our self-serve application, Minha Oi. Our premium plan subscription also includes Oi Play bundled with video streaming services. To increase our value proposition, in addition to mobile voice and data services, we bundle premium content and services including newspapers, magazines and e-books.

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

Value-Added Services

In 2019, we continued to accelerate our digital transformation process, which included restructuring our value-added services under the following categories: (1) films and series; (2) education; (3) health; (4) written media; and (5) utilities. Within each category, we highlight the following value-added services:

Films and Series

•	Premium streaming services including HBO GO, FOX +, Telecine Play, Watch ESPN, Discovery Kids and Coleção Oi.

Education

•	Busuu: a language learning application offering 11 languages and a social network for users;

•

Oi Para Aprender: a learning platform that provides a variety of courses and tips regarding languages, entrance examinations, job assessments, how to develop a home office business and software lessons, among others; and

•	Descomplica: a premium learning streaming platform that provides high quality courses focused on the Brazilian university entrance examination.

Health

•	BT FIT: an automated personal trainer service that provides a variety of courses and exercises and creates personalized training program for the user; and

•	Saúde UP: a service that offers health content, as well as discounts in a wide network of pharmacies, medical exams and medical consultations, as well as a nurse on call.

Written Media

•	Oi Revistas: a service that provides online and downloadable access to hundreds of magazines from renowned publishers such as Globo, Abril, Editora Três and others; and

•	Oi Jornais: a service that provides online and downloadable access to various newspapers, as well as real time news notifications.

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

B2B Services

In our B2B Services business, we serve SME, corporate and governmental customers and other telecommunications providers. We offer a variety of services to our SME, corporate and governmental customers, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. For our corporate customers, we also offer information technology services, such as network management and security, storage, Smartcloud, anti-distributed denial of service and machine-to-machine products, which enable communication between a product and its control center or database (such as a car and its GPS navigation system), in order to expand our revenue sources from corporate customers beyond voice services, increase customer loyalty and ensure greater revenue predictability. We also provide specialized wholesale services, consisting of data network services and facilities, interconnection, national and international voice traffic transit and roaming.

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

We also offer the following five major service groups through Oi SmartCloud, which operate through our five cyber data centers:

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

•	Interação Web, a digital marketing service, which allows us to implement on the website of our B2B Services customers an intelligent interaction with their digital users in real time;

•	workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities; and

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

Wholesale Services

We are the largest wholesale service provider in Brazil. We are responsible for providing services over the local access network and over the long distance network. Almost 2,000 service providers use our network to deliver services ranging from telephony and broadband to high-speed data connections for businesses of all sizes.

Our portfolio includes specialized services, consisting of data network services and facilities, interconnection, national and international voice traffic transit, roaming and infrastructure sharing.

Data Network Services and Facilities

We provide services referred to as industrial exploration of dedicated line (Exploração Industrial de Linha Dedicada), or EILD, pursuant to our concession agreement. The EILD consists of leased lines and clear channel protocols for the provision of services to third parties.

In addition, we are able to offer a complete portfolio of wholesale products, including fiber-to-the-x, or FTTx, solutions, IP, Ethernet and Multi-Protocol Label Switching, or MPLS. All of these products are used to meet the demands of other network operators and regional internet providers. The circuits are requested with different service level agreements; and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure.

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

Voice Traffic Transit

We offer national and international voice traffic transit that meets all our customers’ expectations and satisfies the dynamic needs of the telecommunications market. Direct interconnections with the major national and international telecommunication carriers, as well as most small carriers, ensure high-quality voice traffic transit in Brazil.

Roaming

We provide Global System for Mobile Communications, or GSM, roaming in Brazil to national and international mobile operators. Our roaming agreements enables mobile users to automatically make and receive voice calls, send and receive SMS as well as access internet service while traveling outside the geographical coverage area of their own home network by using our mobile network.

Marketing and Distribution

We focus our marketing efforts on the upselling to our existing clients while strengthening the “Oi” brand through our convergent services offerings and promotion of our Minha Oi smartphone application, which allows our pre-paid customers to freely switch between their data and voice allowances. We also engage in digital marketing and multiple customer relationship management (CRM) marketing programs to support our B2B Services business.

We strive to increase the visibility of our brand and provide a consistent branding message. In the year ended December 31, 2019, we adjusted our brand strategy and placed greater emphasis on marketing our fiber services and post-paid mobile packages. In addition, we developed a new strategy for addressing our corporate clients, which now focuses on providing products and infrastructure to address the needs of large corporations, including ACT solutions, outsourcing, and cybersecurity.

During the year ended December 31, 2019, we increased our investment in advertising, with a focus on digital advertising, with the goal of improving traffic to our digital channels and generating sales in other channels. In addition to digital advertising, we used traditional advertising mediums, such as cable and network television and radio to increase our presence and the reach of our branding. In addition, we developed a detailed communications strategy to grow sales of our FTTH services.

To grow our customer base, we use proprietary media tools including telemarketing, e-mail and text messages. We also developed a branded content strategy, combining sponsorships of events, athletes and influencers to increase brand awareness and demonstrate our credibility.

Distribution Channels

We distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Services

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, broadband services and Oi TV, and post-paid mobile services. As of December 31, 2019, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 125 “Oi” branded stores;

•	508 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;

•	6,837 stores located throughout our service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with us;

•

our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of 1,400 sales representatives that answer more than 314,000 calls per month. This channel provides us with the ability to proactively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media;

•	our “teleagents” channel, which consists of 679 local sales agents that operate in specific regions and complement our telemarketers;

•	door-to-door sales calls made by our sales force of 2,537 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing; and

•	our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility Services

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As of December 31, 2019, the principal distribution channels that we used for sales of our pre-paid Personal Mobility Services were:

•	our own network of stores, which included 175 “Oi” branded stores;

•	540 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;

•	524 stores that are part of large national chains that sell our post-paid and pre-paid Personal Mobility Services and SIM cards;

•	approximately nine multi-brand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 280,000 pharmacies, supermarkets, newsstands and similar outlets;

•	our telemarketing sales channel has 1,832 sales representatives that answer more than 659,000 calls per month selling our post-paid personal mobility services; and

•	our website, through which our pre-paid customers may recharge their SIM cards.

B2B Services

We have established separate distribution channels to serve SME and corporate customers. As of December 31, 2019, the principal distribution channels that we use to market our services to SMEs were:

•	“Oi” exclusive agents with 1,057 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers;

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

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements through calls and meetings with our customers. As of December 31, 2019, our corporate sales team, excluding post-sale service personnel, was composed of approximately 326 employees operating in 10 regional offices.

Rates, Billing and Collection

Rates

Our rates for certain services, including basic local fixed-line and domestic long-distance plans, interconnection, EILD and SLD services, are generally subject to regulation by ANATEL. Under our current authorizations, we are allowed to set prices for our mobile service plans, provided that such amounts do not exceed a specified inflation adjusted cap. The rates for other telecommunications services, such as broadband services, IP services and frame relay services are market oriented but may still be subject to ANATEL regulation. Furthermore, the rates for DTH and IP TV services are not subject to ANATEL regulation.

For more information about the regulations applicable to our rates, see “—Regulation of the Brazilian Telecommunications Industry.”

Billing and Collection

Residential Services

We send each of our Residential Services customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes service packages, local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. Payments of Residential Services bills are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. We have agreements with several banks for the receipt and processing of payments from our Residential Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our Residential Services customers as agents for these banks. As of December 31, 2019, 16.5% of all accounts receivable due from our Residential Services customers in Brazil were outstanding for more than 30 days and 13.5%, were outstanding for more than 90 days.

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

Personal Mobility Services

We bill our post-paid Personal Mobility Services customers on a monthly basis and itemize charges in the same manner as we bill our Residential Services customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As with our Residential Services business, we have agreements with several banks for the receipt and processing of payments from our post-paid Personal Mobility Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our post-paid Personal Mobility Services customers as agents for these banks. As of December 31, 2019, 19.3% of all accounts receivable due from our Personal Mobility Services customers in Brazil were outstanding for more than 30 days, and 17.0% were outstanding for more than 90 days.

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

Customers of our pre-paid Personal Mobility Services can only use a paid service if they have enough active credits in their accounts to do so. In order to acquire credits, customers must recharge their SIM cards in one of our many points of sales. Services are charged directly from the customer’s accounts and are free of bad-debt risk.

Competition

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers.

Residential Services

We are a leading provider of residential services in our fixed-line service areas. Based on information available from ANATEL, as of December 31, 2019, we had a market share of 48.4% of the total fixed lines in service in our service areas (including the number fixed lines provided to our B2B Services customers). Our principal competitors for fixed-line services in our service areas are Claro and Telefônica Brasil.

We face competition from other telecommunications services providers, particularly from mobile telecommunications services providers, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services.

In addition, we face competition from providers of cable television services, particularly Claro and Telefônica Brasil, which provide local fixed-line services and broadband services (in many areas at higher speeds than our offerings) to residential customers through their cable network in municipalities in our service areas that have the highest concentration of purchasing power.

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

Personal Mobility Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” TIM and Claro, each of which provides services throughout Brazil. As of December 31, 2019, based on information available from ANATEL (which includes B2B Services subscribers), we had a market share of 16.2% of the total number of mobile subscribers in Brazil.

We believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from OTT providers, as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype.

B2B Services

The competitive landscape we face relating to the fixed-line and mobile services we provide to our B2B customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers.

In recent years, there has been a shift among corporate and SME services providers toward value-added services. With the exception of the Oi Mais Empresas application and web service, our value-added products and services for the SME segment are substantially similar to those offered by our competitors; and we rely on client service and customer satisfaction to maintain existing customers and attract new customers. Our principal competitors for both core and value-added services for SME and corporate customers are Claro, Telefônica Brasil and TIM, as well as smaller niche companies.

Technology

Our Brazilian networks are comprised of physical and logical infrastructures through which we provide fully integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for each network.

Access Networks

Our Brazilian access networks connect our customers to our aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes (MSANs), or Subscriber Line Access Multiplexers (DSLAMs) to our aggregation and transportation networks. The analog voice signals are split from the data signals, which are transmitted using ADSL or very high bitrate digital subscriber line, or VDSL, technology, allowing us to offer broadband and analog voice on a single copper wire pair. Our network supports next generation ADSL and VDSL technologies. ADSL2+ allows data transmission at speeds of up to 20 Mbps downstream and 1 Mbps upstream. VDSL2 allows data transmission at speeds of up to 35 Mbps downstream and 3.5 Mbps upstream. As of December 31, 2019, approximately 91% of our fixed-line network supported ADSL2+ or VDSL2 and we provided ADSL2+ or VDSL2 services in approximately 4,700 municipalities.

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical FTTH networks based on gigabit passive optical network, or GPON, technology to support our FTTH triple-play services. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers. As of December 31, 2019, our FTTH network reached more than 4.6 million homes passed, and approximately 675,000 homes connected. We expect to reach more than eight million homes passed and an additional one million homes connected by the end of 2020.

Mobile devices access our GSM, or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, our 3G mobile networks on frequencies of 2100 MHz and our 4G/4.5G mobile networks on frequencies of 1800 MHz/2600 MHz. Our 2G access points use General Packet Radio Service (GPRS), which allows speeds in the range of 115 kilobytes per second (kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 kbps, to send and receive data signals. Our 3G access points use High Speed Packet Access, or HSPA, and HSPA+, which allows speeds in the range of 42.2 Mbps, to send and receive data signals. Our 4G access points use 10+10 MHz and 2x2 and 4x4 multiple-input multiple-output, or MIMO, depending on the site configuration, which allows speeds in the range of 75 Mbps (2x2 MIMO configuration sites) and 300 Mbps (4x4 MIMO and carrier aggregation configuration sites), to send and receive data signals. Although currently the majority of voice signals are sent and received through our 2G and 3G access points are routed to our aggregation networks, we are initiating Voice over LTE (VoLTE) that will enable 4G routes voice signal over 4G access points, allowing offering new type of services based on the IP Multimedia Subsystem, or IMS, platform. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

In addition to these mobile access networks, we also operate Wi-Fi hotspots in indoor public and commercial areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2019, our Wi-Fi network consisted of more than two million hotspots with broadband access compatible with more than two million access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. In the past, we used ATM protocol to transport digital signals through our access network from non-residential customers that required dedicated bandwidth to our switching stations. In response to changing customer needs, we converted elements of our network that use ATM and Synchronous Digital Hierarchy, or SDH, protocols which permit us to offer dedicated bandwidth to our customers to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We now use MPLS—Transport Profile, or MPLS-TP, capable devices that have been designated to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks. Our Metro Ethernet and MPLS-TP networks are fully integrated to management systems and provide:

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

Transportation Networks

We have a nationwide long-distance backbone, consisting of our optical fiber network that covers more than 2,275 municipalities, connecting the Federal District and all state capitals in Brazil. Our fiber network supports high capacity DWDM systems that can operate with up to 80 channels at 10, 100 and 200 Gbps. Our optical network is complemented by microwave links and satellite transport to reach smaller cities and towns.

In 2015, we completed the implementation of a new Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links, that connect 11 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. This new OTN/DWDM network spreads over approximately 30,000 km of optical cables. In the first half of 2018, we completed the extension of the OTN/DWDM network, with 100 Gbps links, to an additional seven state capitals and spread over an additional 18,000 km of optical cables. This year, we expect to further extend our OTN/DWDM network, with 100 Gbps links, to reach 26 state capitals and spread over 65,400 km of optical cables. In addition, in 2019, we began to expand our OTN/DWDM network using 200 Gbps links, having deployed some routes using this technology, among them a route between the cities of Goiânia and Brasília. As demand increases, more expansions of our 200 Gbps network will be implemented and we will begin to replace our existing 100 Gbps links with 200 Gbps links where technically feasible.

We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failure.

We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet-dedicated services and VPN offerings through access routers, for customer aggregation, configured as single edge routers (i.e., offering various types of services aggregation over a single box), allowing us to reduce capital and operation expenses. Our internet backbone connects to the public internet via national peering links and international links that we maintain in the United States.

Our transportation network is directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

IPTV Network

Through our FTTH network, we offered IPTV services in 86 cities in more than 20 states as of December 31, 2019. For subscribers of our Oi TV services, through our DTH or FTTH networks, we also offer OTT services, which provide customers with access to different content on different devices (mobile phones, tablets and computers).

Property, Plant and Equipment

As of December 31, 2019, the net book value of our property, plant and equipment was R$38,911 million. As of December 31, 2019, of the net book value of our property, plant and equipment, (1) transmission and other equipment, primarily data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups, represented 43.6%; (2) infrastructure, primarily consisting of metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, represented 21.8%; (3) right of use – leases, primarily consisting of communications towers, real estate, stores, vehicles, and sites (physical spaces), represented 20.3%; (4) work in progress represented 5.5%; (5) buildings represented 3.9%; (6) automatic switching equipment, consisting of trunking and switching stations (including local, tandem and transit telephone exchanges), represented 2.6%; and (7) other fixed assets represented 2.2%.

All Brazilian property, plant and equipment that are essential in providing the services described in our fixed-line concession agreements are considered “reversible assets,” which means that, should our fixed-line concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 16 to our audited consolidated financial statements included in this annual report.

Transmission and Other Equipment

We have a nationwide long-distance backbone, consisting of an optical fiber network that covers more than 2,275 municipalities, connecting the Federal District and all state capitals in Brazil. This fiber network supports high capacity DWDM systems that can operate with up to 80 channels at 10, 100 and 200 Gbps. We have implemented an OTN/DWDM network, with 100 Gbps links that connect 21 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte, which spreads over approximately 48,000 km of optical cables. Our optical network is complemented by microwave links to reach smaller cities and towns.

Infrastructure

Our Brazilian access networks connect our customers to our aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. In the past, we used ATM protocol to transport digital signals through our access network from non-residential customers that required dedicated bandwidth to our switching stations. In response to changing customer needs, we converted elements of our network that use ATM and SDH protocols, which permit us to offer dedicated bandwidth to our customers, to MPLS protocol, which supports IP and permits the creation of VPNs through our Metro Ethernet networks. We now use MPLS-TP capable devices that have been designed to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks.

Automatic Switching Equipment

Voice and data signals that originate through fixed-line access points are routed through MSANs or DSLAMs to our aggregation and transportation networks. The analog voice signals are split from the data signals, which are transmitted using ADSL or VDSL technology, allowing us to offer broadband and analog voice on a single copper wire pair. As of December 31, 2019, approximately 91% of our fixed-line network supported ADSL2+ or VDSL2 and we provided ADSL2+ or VDSL2 services in approximately 4,700 municipalities.

Voice and data signals sent and received through our 2G, 3G and 4G access points are routed to our aggregation networks. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

As of December 31, 2019:

•	our 4G mobile access networks consisted of 12,622 active radio base stations covering 1,018 municipalities, or 75% of the urban population of Brazil;

•	our 3G mobile access networks consisted of 10,350 active radio base stations covering 1,645 municipalities, or 82% of the urban population of Brazil; and

•	our 2G mobile access networks consisted of 14,019 active radio base stations covering 3,497 municipalities, or 94% of the urban population of Brazil.

In addition to our mobile access networks, we also operate Wi-Fi hotspots in indoor public and commercial areas such as coffee shops, airports and shopping centers. As of December 31, 2019, our Wi-Fi network consisted of more than two million hotspots, with broadband access compatible with more than two million access points provided by Fon, which allows our customers to access Fon lines worldwide.

Buildings

In addition to our headquarters building and our centralized national network operations center in Rio de Janeiro, we own 7,998 buildings that are used to house switching equipment or to house regional and local sales and operations centers. Of these buildings, 7,768 are “reversible assets” under our fixed-line concession agreements.

Capital Expenditures and Work in Progress

During the year ended December 31, 2019, we modernized our core network, with a focus on infrastructure improvements and enhancing our customers’ experience, by making strategic investment decisions that allow us to do more with less and we invested in our FTTH network. As a result, we expanded our fiber optic backbone, which enhanced our data traffic capabilities for fixed and mobile networks, to keep up with the growing demand. In addition, our performance on ANATEL’s network quality metrics improved.

The following table sets forth our capital expenditures for the periods indicated.

	Year Ended December 31,
	2019		2018		2017
	(in millions of reais)
Data transmission equipment	R$	2,947	R$	1,993	R$	1,846
Installation services and devices		742		539		644
Mobile network and systems		905		820		602
Voice transmission		496		731		726
Information technology services		684		720		729
Telecommunication services infrastructure		429		500		496
Buildings, improvements and furniture		88		70		80
Network management system equipment		224		171		94
Backbone transmission		630		304		237
Internet services equipment		—		—		1
Other		668		229		174

Total capital expenditures	R$	7,813	R$	6,077	R$	5,629

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our transmission networks, our broadband access networks (fixed and mobile), our service platforms (data, video and voice), our information technology systems and our telecommunications services infrastructure.

Data Transmission Equipment Programs

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber networks based on GPON. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers.

In our access networks, we have been engaged in a program of deploying FTTH technology to support our “triple play” services, using a GPON network engineered to support IPTV, high speed internet (currently speeds up to 200 Mbps), and VoIP services.

We have acquired and installed data communications equipment to convert elements of our networks that used ATM and SDH protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through our Metro Ethernet networks. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

We have been implementing a new broadband data communications network architecture, which we refer to as the Single Edge project. This architecture enables Oi to offer access network services such as mobile, broadband, IPTV, and corporate customer links in a single platform, which eliminates the need for individual management of each type of access network, expedites the resolution of network problems and minimizes maintenance and operation costs.

In addition to expanding our IP backbone capacity, we are continuing to simplify our transport network architecture through the adoption of the single-edge concept, which means using one single router to join our commercial, mobile and residential functions that would otherwise require many specialized routers. We believe that this network simplification will reduce both capital and operational expenditures.

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

Voice Transmission Network Programs

We are engaged in a program of investing in new equipment for our switching stations to support next-generation networks, which we believe will permit us to offer new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will:

•	assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

•	permit us to offer differentiated services, such as voice over broadband; and

•	significantly promote fixed-to-mobile convergence.

As part of this program, we have deployed an IMS core that will facilitate our convergent voice and broadband offerings. The IMS core not only provides control for the VoIP resource but also integrated access control and authentication for all services, significantly improving automation and speed for customer provisioning.

We have also undertaken a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in our operations.

Information Technology Services Programs

We are investing in the expansion of supply in our cloud computing services in data centers, particularly in the State of São Paulo, in order to support the growing demand from our corporate customers. Our cloud computing services enable us to provide our customers with integrated telecommunications and information technology solutions.

Telecommunications Services Infrastructure Programs

We are investing in several structural projects in order to improve and modernize our business support systems and operational support systems, or OSS, and consolidate duplicative systems resulting from integrating previously acquired companies, thereby optimizing our capital and operational expenditure investments. Based on the Telemanagement Forum frameworks and best practices, our main projects are unified customer relationship management; network provisioning services; order management; consolidation of network inventory; network planning, project and construction; network fault management; performance management; customer experience management; API management and digital self-care, among others.

One of the primary projects connected to the OSS is related to assurance and quality. In January 2017, we completed the transition from a network centric monitoring system to a customer-focused approach and thereby our network operations have migrated from network operations centers to service operations centers which provide more efficient and customer-based support.

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

The monthly payments under two of our operating lease agreements for space on communications towers and rooftop antennae reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. The monthly payments, under the remainder of the operating lease agreements, reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA.

The operating lease agreements for space on communications towers and rooftop antennae have 15-year terms expiring between December 2027 and June 2029 and are automatically renewable for successive one-year periods. The operating lease agreements for space on fixed-line communications towers have 20-year terms expiring between April 2033 and July 2033 and are renewable for additional 20-year terms.

Infrastructure Sharing Agreements

4G Network

As of the date of this annual report, we are party to two Radio Access Network, or RAN, sharing agreements with other operators. RAN sharing enables operators to share the same physical network, thus reducing the deployment costs while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. As a result, RAN sharing agreements allow us to reduce operating expenses and capital expenditures.

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

As of December 31, 2019, we leased transponders from our affiliate Hispamar Satélite S.A., or Hispamar, with:

•	43 MHz of capacity on the Amazonas 3 satellite in Ku band and 252 MHz of capacity on the Amazonas 2 satellite in Ku band to provide voice and data services to approximately 3,000 localities; and

•	580 MHz of capacity on the Amazonas 3 satellite in C band and 378 MHz of capacity on the Amazonas 2 satellite in C band to provide voice and data services to approximately 390 municipalities.

DTH Network

We provide our DTH services through satellite uplinks that receive, encode and transmit the television signals to satellite transponders through our own facilities in Barra da Tijuca near Rio de Janeiro.

As of December 31, 2019, we leased transponders to provide DTH services from SES New Skies with 1.5 GHz of capacity on the SES-6 satellite in Ku band.

Agreements for Network Equipment and Services

In 2018, we entered into agreements with strategic suppliers to acquire equipment and services to support the modernization of network technologies for the expansion of mobile telephone service coverage and fiber optic broadband capacity. These projects are designed to modernize and consolidate our mobile network technologies, permitting our gradual use of our 2G and 3G frequencies to provide 4.5G services in all municipalities currently served by our mobile network and prepare our network for the implementation of 5G technology and Internet of Things (IoT) solutions. Under this agreement, we expect to acquire equipment and services from Huawei over the next five years.

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by our wholly-owned subsidiary Serede Serviços de Rede S.A., or Serede, as well as one third-party service provider, Telemont. We employ our own team of technicians for our internal plant and equipment maintenance.

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

In June 2016, we acquired 100% of the capital stock of A.R.M. Engenharia and changed its corporate name to Rede Conecta – Serviços de Rede S.A. In November 2018, Rede Conecta merged into Serede. Through Serede we perform installation, operation and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services).

Outsourced Network Maintenance

In October 2017, we entered into services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments under this contract, which expires in October 2022, are approximately R$4.2 billion.

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology. Our investments in innovation, research and development totaled R$34 million during 2019, R$17 million during 2018 and R$16 million during 2017.

Joint Venture, Associated Companies and Assets Held-For-Sale

Joint Venture

We own 19.04% of the share capital of Hispamar, a Spanish-Brazilian enterprise created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company. Hispamar operates the Amazonas 2 and Amazonas 3 satellites. In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar.

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

Africatel

Africatel was formed in May 2006 and indirectly holds our equity interests in CST – Companhia Santomense de Telecomunicações, S.A.R.L., or CST, and Directel—Listas Telefónicas Internacionais, Lda., or Directel. We own 86% of the share capital of Africatel.

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

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance, mobile telecommunications, data transmission and Pay-TV services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply.

ANATEL is an administratively independent and financially autonomous regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and ANATEL Regulation (Regulamento da Agência Nacional de Telecomunicações). ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is required to report on its activities to the Brazilian Ministry of Science, Technology, Innovations and Communications (Ministério da Ciência, Tecnologia, Inovações e Comunicações), and has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. In addition, ANATEL is authorized to direct and control the provision of services, the shareholding structure of service providers, to apply penalties and to declare the expiration of the concession and authorizations and the return of assets from the concessionaire to the government authority upon termination of the concession. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

The current regulatory framework for the Brazilian telecommunications industry was adopted in 1998. Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

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

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations are subject to a public consultation period that is expected to expire on April 30, 2020. We cannot predict when and to what extent these regulations will be adopted. For more information, see “—Public Regime—Amendments to the General Telecommunications Law” and “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.”

Public Regime

Overview

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as network expansion and network modernization. Under their concession agreements, public regime service providers are required to comply with the provisions of the PGMU, which was most recently updated in December 2018. For more information about the PGMU and our obligations thereunder, see “—General Plan of Universal Service Goals (PGMU).”

In addition, public regime service providers, as well as private regime service providers, are required to comply with the provisions of: (1) the RGQ, which was adopted by ANATEL in June 2013 and was partially superseded by the RQUAL in December 2019; and (2) the General Plan on Competition Targets (Plano Geral de Metas de Competição), or PGMC, which was adopted by ANATEL in November 2012 and updated in July 2018. For more information about the RGQ, the RQUAL and the PGMC see “ —Our Services—Fixed-Line Telephone Services—General Plan on Quality Goals (RGQ),” “ —Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL)” and “ —Other Regulatory Matters—General Plan on Competition Targets (PGMC),” respectively.

The rates that public regime service providers may charge customers are subject to ANATEL supervision. Another distinctive feature of public concessions is the right of the concessionaire to maintain certain economic and financial standards, which are calculated based on the rules set forth in the concession agreements and were designed based on a price cap model. For more information, see “—Our Services—Fixed-Line Telephone Services—Rate Regulation.”

Concessions are granted for 20 years. Whereas prior to the passage of Law No. 13,897, only one 20-year renewal period was allowed, the new law permits providers to renew their concession for indefinite additional 20-year periods, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. ANATEL may terminate the concession of any public regime service provider upon the occurrence of certain events described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

General Plan of Universal Service Goals (PGMU)

The PGMU sets forth the principal network expansion and modernization obligations of the public regime providers. The PGMU was approved by Decree No. 9,619 and became effective on December 21, 2018, the date when it was published in the Official Gazette.

Public regime providers are subject to network expansion requirements under the PGMU, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the PGMU or in our concession agreements may result in fines and penalties of up to R$50 million for each non-compliance with an obligation or rule as verified in an administrative process, as well as potential revocation of our concessions.

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

Similarly to the 2008 amendments to the PGMU that eliminated the requirements to provide public telephone centers (postos de serviço telefônico) in exchange for building backhaul, the 2018 PGMU eliminated the requirements to provide multifacility service centers (postos de serviço multifacilidade), which are public centers located in rural areas that offer various telecommunications services, including voice, access to the internet and digital transmission of text and images, and to install and maintain public telephones within a fixed-line service concession, in exchange for other obligations to be defined.

The value of the obligations currently imposed by the PGMU and, therefore, the cost of the additional investments in exchange for the elimination of such obligations, is subject to discussion between the parties, with ANATEL having the ability to make the final valuation.

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

•	a restriction, as set forth in the General Grant Plan (Plano General de Outorgas), or PGO, on mergers between providers of public regime telecommunications services.

In September 2011, Law No. 12,485 became effective, which creates a new legal framework for subscription television services in Brazil, and determines, among other provisions to~~:~~

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

Amendments to the General Telecommunications Law

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law. Law No. 13,879 will allow providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, including the inability of providers to sell certain property, plant and equipment used to provide fixed-line telephone services. In exchange, providers may be required to assume obligations to make additional investments in their networks, primarily related to the expansion of broadband services. The cost of the additional investments in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations, such as the methodology for calculating the cost of investments that providers will need to undertake as well as deadlines to complete the conversions. A draft of the new form of authorization agreement was also provided. These proposed regulations are subject to a public consultation period that is expected to expire on April 30, 2020. We cannot predict when and to what extent these regulations will be adopted. See “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.”

Private Regime

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations and applicable regulation.

For example, private regime service providers are required to comply with the provisions of the RGQ and the PGMC. For more information about the RGQ and the PGMC, see “—Our Services—Fixed-Line Telephone Services—General Plan on Quality Goals (RGQ)” and “—Other Regulatory Matters—General Plan on Competition Targets (PGMC),” respectively.

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

Our Concessions and Authorizations

The following table sets forth certain details of our concessions and authorizations to provide local, domestic long-distance and international long-distanced fixed-line telephone services:

Geographic Scope	Type of Service	Termination Date	Regime
Region I of the PGO – States of Rio De Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas e Roraima, except Sector 3 of Region I of the PGO(1)	Local / Domestic Long-Distance	December 31, 2025(2)	Concession
Region I of the PGO – Sector 3(1)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region II of the PGO – States of Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Distrito Federal, Rondônia, Acre and Rio Grande Do Sul, except for Sectors 20, 22 and 25(3)	Local / Domestic Long-Distance	December 31, 2025(2)	Concession
Region II of the PGO—Sectors 20, 22 and 25(3)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region III of the PGO – São Paulo	Local / Domestic Long-Distance	Indeterminate	Authorization
National	International Long Distance	Indeterminate	Authorization

(1)	Sector 3 of Region I of the PGO corresponds to 57 municipalities in the State of Minas Gerais.
(2)

Concession agreements may be amended by the parties every five years prior to their termination date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. Our concession agreements were last amended in 2011. Under their existing terms, our concession agreements may be amended by December 2020 at the latest.

(3)

Sectors 20, 22 and 25 of Region II of the PGO correspond to the following municipalities: Londrina, Paraná; Tamarana, Paraná; (Sector 22) Paranaíba, Mato Grosso do Sul (Sector 25); Buriti Alegre, Goiás; Cachoeira Dourada, Goiás; Inaciolândia, Goiás; Itumbiara, Goiás; Paranaiguara, Goiás; and São Simão, Goiás.

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

In addition, each of our concession and authorization agreements:

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to comply with certain quality of service obligations as well as the quality of service obligations set forth in the RGQ;

•	requires us to pay fines for any non-compliance with the regulatory rules including systemic service interruptions.

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

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. Prior to the passage of Law No. 13,879, our concession agreements would have expired in 2025 without the possibility of renewal. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations are subject to a public consultation period that is expected to expire on April 30, 2020. We cannot predict when and to what extent these regulations will be adopted. Once these regulations are adopted, we expect that we will be able to migrate our public regime concessions into private-regime authorizations or renew our concessions, which would otherwise expire on December 31, 2025. However, as of the date of this annual report, we have not decided which option to pursue and cannot predict the cost of pursuing any of these options. For more information about Law No. 13,879, see “—Public Regime—Amendments to the General Telecommunications Law.”

In addition, in connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the PGO, in line with the provisions of PLC 79 (the bill that preceded Law No. 13, 789). However, despite the passage of Law No. 13,789, we cannot predict when and to what extent ANATEL will revise the PGO.

We cannot assure you that the implementation of Law No. 13,879 or any future amendments to our concession agreements (including renewals) or the PGO will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the migration of our concessions to the private regime or the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—Our concession agreements in Brazil are subject to periodic modifications by ANATEL, and we cannot assure you that the modifications to these concession agreements will not have adverse effects on our company” and “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.”

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

Local Rates. Our revenues from local fixed-line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk line customer.

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

Local Fixed Line-to-Mobile Rates (VC-1) and Mobile Long Distance Rates (VC-2 and VC-3). When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as mobile termination, or MTR, rates for the use of its mobile network in completing the call. Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. VC-1, VC-2 and VC-3 rates, collectively, the “VC Rates” vary depending on the time of the day and day of the week, and are applied on a per-minute basis. On an annual basis, ANATEL may increase or decrease the maximum VC Rates that we are permitted to charge.

Fixed Line-to-Fixed-Line Long Distance Rates. If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge.

For more information about the rates applicable to our fixed-line services, see “—Rates, Billing and Collection—Rates.”

General Plan on Quality Goals (RGQ)

The RGQ for fixed-line voice services was approved by ANATEL in December 2012 and became effective in June 2013. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the RGQ. All costs related to compliance with the quality goals established by the RGQ must be borne exclusively by the service provider. The RGQ establishes minimum quality standards with regard to:

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

In November 2017, ANATEL submitted the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured, for public consultation. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the RGQ obligations. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2021, as provided for in the regulation. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

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

Auction of 3G Spectrum. In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radiofrequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in eight of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I, II and III under the personal mobile services regime, other than an area in Region III that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

Authorizations to Use 450 MHz Band and 2.5 GHz Band. In preparation for auctions of the 450MHz band and 2.5 GHz band, the use of which allows personal mobile services providers to offer 4G services to their customers, ANATEL issued regulations that divided the Brazilian territory into three regions for purposes of providing personal mobile services. In June 2012, ANATEL auctioned radio frequency licenses to operate and the related licenses to use the frequency bands in the following manner: (1) four national lots for 2.5 GHz bands, each accompanied by a regional band of 450 MHz, and (2) 132 regional lots for 2.5GHz bands, including “P” band radiofrequencies. In this auction, we acquired (1) one of the national lots for 2.5 GHz and the corresponding regional lot of 450MHz to provide rural broadband services in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District, and (2) 11 regional lots for “P” band radiofrequencies. Since that time, we have waived our right to use and/or chosen not to renew our “P” band authorizations.

Network Sharing. In 2013, ANATEL and Brazil’s national competition regulator (Conselho Administrativo de Defesa Econômica), or CADE, approved the 2013 RAN Sharing Agreement between TIM and Oi, which has been implemented, for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of 4G commitments.

In 2014, TIM and Oi agreed to negotiate the joint construction, implementation and reciprocal assignment of elements of their respective 2G and 3G network infrastructures, which was approved by ANATEL and CADE.

In 2015, ANATEL and CADE approved the 2015 RAN Sharing Agreement between Telefônica Brasil, TIM and Oi, which has been implemented, for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of commitments. With respect to the latter agreement, ANATEL rejected the proposal to conduct RAN sharing in conurbations because it detected interference in the service. As a result, ANATEL will not allow RAN sharing in municipalities experiencing interference until a solution has been found.

In 2018, ANATEL and CADE approved an amendment to the 2013 RAN Sharing Agreement between TIM and Oi, which has been implemented, to update the technology covered by the agreement and to permit infrastructure sharing in the 1800 MHz spectrum technology.

Our Authorizations

We hold radiofrequency spectrum authorizations to provide 2G, 3G and 4G services in Regions I, II and III. The majority of these authorizations grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these authorizations and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of one of our radio frequency spectrum authorizations expired in 2016 and was extended for an additional 15-year term. Following the passage of Law No. 13,879 in October 2019, mobile telephone service providers may renew their radiofrequency spectrum authorizations indefinitely without undergoing new auctions. However, there is doubt as to whether this new framework will be applicable for authorizations in effect at the time of the law was changed. As a result, we cannot be certain that we will be able to renew our existing authorizations indefinitely without undergoing new auctions.

The following table sets forth certain information about our authorizations to provide mobile telephone services:

Termination Date
Geographic Scope	900 MHz	1,800 MHz(1)	2,100 MHz (3G)	2,600MHz (4G)(2)(3)
Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	March 2031*		April 2023	October 2027
Rio de Janeiro, Bahia, Ceará, Minas Gerais and Pernambuco(4)		March 2031*
Amazonas, Alagoas, Paraíba, Piauí e Rio Grande do Norte, Pará, Maranhão, Roraima, Espírito Santo, Bahia and Sergipe		March 2031*
Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantins, Federal District, Paraná, Santa Catarina and Rio Grande de Sul	December 2032*	December 2032*	April 2023
Mato Grosso and Goiás(5)			April 2023
Federal District Mato Grosso, Paraná, Rio Grande do Sul, Tocantins, Acre, Santa Catarina, Rondônia, Mato Grosso do Sul, Goiás(6)		April 2023		October 2027
São Paulo	December 2022(7)	December 2022	April 2023	October 2027

*	The expiration dates of these licenses have already been extended and these licenses are not eligible for additional extensions.
(1)

We have secondary use of 1,800 MHz radiofrequencies under authorizations provided to TIM in Minas Gerais, Pernambuco, Sergipe, Ceará, Santa Catarina e Goiás, with the same termination dates as the underlying authorizations granted to TIM (from April 2023 through April 2028).

(2)	We no longer have authorizations for the “P” Band.
(3)

We have secondary use of sub-bands “X” and “VI” in the 2.5 GHz radiofrequencies under authorizations provided to Telefônica and TIM in all of Brazil, with the same termination dates as the underlying authorizations granted to Telefônica and TIM.

(4)	Sector 1 of the State of Rio de Janeiro; sectors 2 and 3 of the State of Minas Gerais; sector 5 of the State of Bahia; sector 8 of the State of Pernambuco; and sector 11 of the State of Ceará.
(5)	“H” Band Sector 22 (Paranaíba/MS) and Sector 25 (municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão in the State of Goiás).
(6)

Sub-band “F.” except in the States of Paranaíba and Mato Grosso do Sul and the municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão in the State of Goiás.

(7)	Except AR11 and sector 33.

Our authorization agreements are also subject to network scope and contains service performance obligations set forth in these authorization agreements, under which we are required to service all municipalities in Brazil with a population in excess of 100,000 habitants.

Under our 3G authorizations, as of the date of this annual report we are also required to (1) provide service to 459 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000, and (3) provide 3G service to 60% of the municipalities, including 684 specified municipalities, covered by these licenses with a population less than 30,000.

Under our 4G authorizations, as of the date of this annual report we are also required to provide 4G service in (1) all municipalities with a population of 30,000 or more and (2) 60% by December 31, 2018 and 100% by December 31, 2019 of the municipalities covered by these licenses with a population less than 30,000; provided, however, that for the latter, we may comply with this obligation by providing service with transmission rates equal to or greater than those set for the 1.9/2.1 GHz (3G) bands;

In 2012 we acquired 450 MHz license on the 4G services auction, which requires us to, in 964 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District: (1) provide voice services in the 450 MHz or other spectrum granted to us and data services at minimum upload speeds of 256 kbps and download speeds of 1 Mbps and a minimum monthly allowance of 500 MB in rural areas; (2) provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 1 Mbps to rural schools in those municipalities; and (3) make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the PGMU.

As of the date of this annual report, although we believe that we are in compliance with the network scope and service performance obligations set forth in these licenses, ANATEL is debating our compliance with certain obligations to provide services under the 450 MHz spectrums. Since we did not have all of the necessary systems in place to support the use of the 450 MHz spectrum using land frequencies by the required deadline, we have been meeting our coverage obligations in certain areas using satellites. If ANATEL makes a final decision that we have not been meeting our obligations, our authorizations to use 450 MHz frequencies may be terminated. As of the date of this annual report, ANATEL’s determination regarding this matter is suspended by court order.

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

Our 4G radio frequency authorizations also impose minimum investment obligations in domestic technologies. At least 65% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must be developed in Brazil. As of the date of this annual report, ANATEL has recognized that our obligations to use domestic technology have not been met in the past due to the unavailability of such products in Brazil, and has consequently not sanctioned us. This minimum requirement will increase to 70% by December 31, 2022.

Roaming

Under the PGMC, a mobile services provider with significant market power, such as our company, must offer roaming services to other mobile services providers without significant market power at the maximum rate that the mobile services provider with significant market power is permitting ANATEL to offer such services to its retail customers.

In March 2017, ANATEL began a pilot program with the four principal mobile services providers, including our company, to share infrastructure costs to expand the existing voice roaming agreements to voice and data roaming services to 35 municipalities with fewer than 30,000 residents. As a result of this program, which is ongoing and is in the process of expansion to include additional mobile service providers and additional municipalities with fewer than 30,000 residents, the providers began or resumed discussions about voice and data roaming tariffs and the timeline to implement the requirements of the program. As of the date of this annual report, certain providers, including our company, have entered into bilateral agreements regarding these matters, and new municipalities count on roaming coverage, increasing satisfaction to our clients.

Rate Regulation

Mobile telecommunications service in Brazil is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

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

Quality Regulation

Our personal mobile services authorizations impose obligations on us to meet quality of service standards.

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

The SMP-RGQ provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. Targets are defined as 80% of speed hired (on average per month) by users and 40% of the instant speed, according to the definitions of Resolution 575/2011.

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

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the SMP-RGQ obligations. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2021, as provided for in the regulation. For more information, see “ —Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Multimedia Communication Services

Our Authorizations

We have national Multimedia Communication Service (Serviço de Comunicação Multimídia – SCM) authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting us to provide high speed data service.

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

ANATEL is expected to publish new reference rates for these services in 2020 reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

Broadband services, IP services and frame relay services are market oriented but may still be subject to ANATEL regulation.

Quality Regulation

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published Resolution 574/2011 approving the Multimedia Communication Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with such regulation, including:

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

In January 2018, ANATEL adopted new models for measuring the quality of fixed broadband networks using automated processes that collect data from multiple data points. To measure our fixed broadband network quality, we have implemented the HDM platform. This new method allows us to better manage the quality of our network, allowing us to identify corrective actions and more efficiently direct investments in our network.

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

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the existing quality regulation applicable to multimedia communications service providers. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2021, as provided for in the regulation. For more information, see “ —Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

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

Quality Regulation

The quality of service on Pay-TV is monitored by ANATEL. These quality standards are measured according to the definitions and quality indicators established by Resolution 411/2005. The indicators, as well as their respective methods of collection, calculation and other quality requirements, measures the performance of Pay-TV service providers in each individual geographic area in which they operate. As a result, the performance of Pay-TV service providers in any particular geographic area may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory.

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

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the existing quality regulation applicable to subscription television service providers. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2021, as provided for in the regulation. For more information, see “ —Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

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

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL has adopted the General Rules on Interconnection (Regulamento Geral de Interconexão) to implement these requirements.

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

Personal mobile services providers must offer the same MTR rate to all requesting providers on a nondiscriminatory basis. ANATEL must determine that the intercompany agreements meet certain formal requirements before they become effective. These agreements may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of the interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding MTR rates when we began offering personal mobile services, ANATEL set the initial MTR rates.

In December 2018, ANATEL published the maximum fixed reference rates for 2020 through 2023, using a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

Quality of Telecommunications Services Regulation (RQUAL)

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which established a new quality management model and immediately superseded certain provisions of the quality regulations then in existence. In addition, the RQUAL provides standardized rules regarding communications and reimbursement to users impacted by service interruptions.

Pursuant to the new model, telecommunications services providers will be evaluated on the basis of three indices: (1) service quality; (2) perceived quality; and (3) user complaints. Providers will be given annual grades, ranging from “A” (best) to “E” (worst), at the national, state and municipal levels. Customers whose providers receive “E” grades will be able to break their contracts without paying a fine regardless of the length of the contract or remaining term. The RQUAL will also replace the existing sanctioning regime. Providers will no longer automatically receive fines for not complying with quality targets. The RQUAL also provides for the replacement of the automatic sanctioning rules (fines for non-compliance with targets), by the adoption of specific measures and appropriate to the specific case, in order to guarantee the improvement of quality standards.

The RQUAL provides for the creation of a technical quality group, including representatives from ANATEL and various service providers, and a quality assessment support entity, with the aim of creating a manual that defines the technical parameters that will comprise the quality indicators and establishes the criteria for service interruptions and reimbursements. ANATEL’s board of directors will then be required to approve the manual, which is expected to become effective in 2021. At that time, the prior quality regulations applicable to telecommunications services providers, including the RGQ, among others, will be revoked and fully superseded by the RQUAL.

General Plan on Competition Targets (PGMC)

The PGMC, which was approved by ANATEL, became effective in November 2012 and was updated in July 2018, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The PGMC also addresses a variety of other matters relating to both fixed-line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power and price regulations applicable to wholesale products, including EILD services, passive pipeline and subduct infrastructure, fixed line interconnection services, mobile interconnection services, roaming, high-speed data, and infrastructure for data transmitted through copper wires at speeds of 12 Mbps or less. The evaluation framework also takes into account the providers’ market position in several retail markets in which we participate. Under this framework, municipalities are categorized according to degree of competition present: competitive, moderately competitive, potentially competitive and not competitive. ANATEL then regulates companies based on the degree of competition present in each municipality.

The PGMC imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

•	that provider’s market share in the retail market and the wholesale markets related to the retail market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate; and

•	that provider’s concurrent operations in the wholesale and retail markets.

As of the date of this annual report, Oi is considered to be a service provider with significant market power in most of the cities in Brazil, except in the mobile interconnection market, where Oi has significant market power only in Region I.

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

In addition, infrastructure sharing is governed by the Regulation of Infrastructure Sharing (Regulamento de Compartilhamento de Infraestrutura), which requires that all owners of infrastructure (who may or may not be telecommunications service providers) share their excess capacity with telecommunications service providers.

Ownership and Corporate Governance Restrictions

Over the years, ANATEL has initiated several internal proceedings to monitor our financial situation and to evaluate our ability to continue to perform our obligations under our concession agreements. In light of the approval of the RJ Plan by the creditors on December 20, 2017, and its subsequent ratification and confirmation by the RJ Court, ANATEL began to monitor our operating and financial positions based on the effectiveness of the RJ Plan. In addition, in connection with the RJ Proceedings, ANATEL gained expanded powers regarding our ownership and corporate governance decisions. In March 2019, ANATEL determined it would continue to monitor us in 2019, and imposed measures related to transparency, corporate governance, and financial performance. In February 2020, ANATEL informed us that it would suspend its monitoring activities with respect to the RJ Plan, and we are working with ANATEL to formally end this extraordinary supervision. As it does with every telecommunications services provider whose services it regulates, ANATEL continues to monitor us, including our ability to perform our obligations under our concession agreements, in the ordinary course.

Regulatory Agenda 2019-2020

ANATEL’s Regulatory Agenda for 2019-2020, which was approved on March 21, 2019, includes a study on the 700MHz, 2.3GHz, 3.3GHz – 3.4GHz, 3.5GHz and 26GHz radiofrequencies in preparation for the 5G spectrum auctions ANATEL expects to hold in 2020.

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

We have roaming agreements with MTN Irancell, Mobile Company of Iran and Rightel Communications, each of which is an Iranian mobile phone operator. Pursuant to such roaming agreements, our customers are able to roam in these mobile phone operators’ networks (outbound roaming) and customers of MTN Irancell, Mobile Company of Iran and Rightel Communications are able to roam in our network (inbound roaming). For outbound roaming, we pay roaming fees for use of their network by our customers, and for inbound roaming, we receive roaming fees for use of our network. During 2019, we recorded revenues of R$5,019 and expenses of R$2,203 in connection with these roaming agreements.

We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank accounts in London.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Brasilia. In 2019, we recorded gross revenues of approximately R$15,700 from these services. As one of the primary providers of telecommunications services in Brasilia, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, which were prepared in accordance with IFRS, and the related notes, and are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 53.4 million RGUs as of December 31, 2019. We operate throughout Brazil and offer a range of integrated telecommunications services that include Residential Services, Personal Mobility Services and B2B Services. We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of December 31, 2019 based on our 10.3 million fixed lines in service as of December 31, 2019, with a market share of 48.4% of the total fixed lines in service in our service areas as of that date. We own the largest fiber optic network in Brazil, with more than 376,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil. As of December 31, 2019, our mobile network covers areas in which approximately 94% of the Brazilian population lives and works. Based on our 36.8 million mobile subscribers as of December 31, 2019, we had a 16.2% market share of the Brazilian mobile telecommunications market as of that date. During the year ended December 31, 2019, we recorded net operating revenue of R$20,136 million and a net loss of R$9,095 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the RJ Proceedings and our investment in Africatel. In addition, our results of operations for the years ended December 31, 2019, 2018 and 2017 and our financial condition as of December 31, 2019 and 2018 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•

the evolution of Brazilian GDP, which grew by an estimated 1.1% during the year ended December 31, 2019 and by 1.1 and 1.0% during the years ended December 31, 2018 and 2017, respectively, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 10.3 million as of December 31, 2019 from 11.8 million as of December 31, 2018 and 12.9 million as of December 31, 2017, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 86.7% as of December 31, 2019 from 85.8% as of December 31, 2018 and 85.4% as of December 31, 2017;

•	the number of our mobile customers, which declined to 36.8 million as of December 31, 2019 from 37.7 million as of December 31, 2018 and 39.0 million as of December 31, 2017;

•	the number of our broadband customers, which declined to 4.7 million as of December 31, 2019 from 5.4 million as of December 31, 2018 and 5.7 million as of December 31, 2017;

•	the number of our Pay-TV customers, which declined to 1.5 million as of December 31, 2019 from 1.6 million as of December 31, 2018 and 1.5 million as of December 31, 2017;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•

our compliance with our quality of service obligations under the RGQ and our network expansion and modernization obligations under the PGMU and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

inflation rates in Brazil, which were 4.3% during the year ended December 31, 2019 and were 3.7% and 2.7% during the years ended December 31, 2018 and 2017, respectively, in each case, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•

changes in the exchange rates of the real against the U.S. dollar, including the 4.0% depreciation of the real against the U.S. dollar during the year ended December 31, 2019, and the 17.1% and 1.5% depreciation of the real against the U.S. dollar during the years ended December 31, 2018 and 2017, respectively, which affects the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked, and which affects our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, and fluctuations of the Brazilian Consumer Price Index – CPI, which affects our interest expenses on our floating rate debt.

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

•	the success of our program to monetize non-core assets;

•	the existing terms of our outstanding indebtedness, which could limit our ability to raise additional funds or require us to take certain actions to manage such indebtedness;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt and equity securities in the Brazilian and international securities markets; and

•	prevailing Brazilian interest rates, which affect our debt service requirements.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. Our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been audited in accordance with the Public Company Accounting Oversight Board, or PCAOB, standards.

The RJ Proceedings are aimed at ensuring the continuation of our company as a going concern. This continuity was strengthened with the approval of the RJ Plan and, as a result, the borrowings and financing were novated and the related balances were recalculated under the terms and conditions of the RJ Plan. The continuity of our company as a going concern is ultimately depending on the successful outcome of the RJ Proceedings and the realization of other forecasts of our company.

Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and possibly cast doubts as to our ability to continue as a going concern. As at December 31, 2019 and after the implementation of the RJ Plan, total shareholders’ equity was R$17,797 million, loss for the year then ended was R$9,095 million, and working capital (consisting of current assets less current liabilities) totaled R$6,157 million. As at December 31, 2018 and after the recognition of the effects of the RJ Plan, total shareholders’ equity was R$22,896 million, profit for the year then ended was R$24,616 million, and working capital totaled R$10,624 million.

As of the date of this annual report, we have not been able to quantify any material impacts related to COVID-19 and it is too soon to accurately determine the extent of its medium- and long-term impacts on the global and Brazilian economic scenarios. However, as it is not possible yet to predict the duration and effects of this crisis, there is a risk of material impacts on our operations and sales, particularly our FTTH network expansion. For more details see “—Principal Factors Affecting Our Financial Condition and Results of Operations—Potential Effects of the COVID-19 Pandemic.”

Additionally, our debt instruments with BNDES contain financial covenants that require Oi to maintain five specified financial ratios, measured on a quarterly basis. Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. At December 31, 2019, we were in compliance with these financial covenants.

As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, we believed that it was probable that as of March 31, 2020, we would not be in compliance with more than one of these financial ratios. In anticipation of these ratio breaches, on March 30, 2020 we obtained a waiver from BNDES.

For our fiscal year ended December 31, 2010, we included financial statements prepared under IFRS as part of our annual report on Form 20-F, applying IFRS 1, “First-time Adoption of International Reporting Standards,” considering that our previous primary GAAP was Brazilian GAAP and that January 1, 2009 was the date of transition to IFRS. Consequently, as we are not an IFRS first-time adopter, we have included a reconciliation from U.S. GAAP to IFRS for the comparative balance sheet (i.e., as of December 31, 2018) and comparative income statement periods preceding the most recent fiscal year (i.e., for the year ended December 31, 2018) in our audited consolidated financial statements to present the changes in the basis of presentation.

Business Segments and Presentation of Segment Financial Data

We use operating segment information for decision-making. We have identified only one operating segment that corresponds to the telecommunications business in Brazil.

The Telecommunications in Brazil segment includes our telecommunications business in Brazil. In addition to our telecommunications business in Brazil, we conduct other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses are conducted primarily by CST, Directel, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories in Africa and Asia, and which have been consolidated in our financial statements since May 2014.

Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, which is focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and Pay-TV;

•	Personal Mobility Services, which is focused on the sale of mobile telephony services to postpaid (subscription) and prepaid customers that include voice services and data communication services; and

•

B2B Services, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions and wholesale interconnection and traffic transportation services to other telecommunications providers.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are described in note 2 to our audited consolidated financial statements. In preparing our audited consolidated financial statements in conformity with IFRS, our management uses estimates and assumptions based on historical experience and other factors, including expected future events, which we consider reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies frequently requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to the outcomes of transactions and the carrying value of our assets and liabilities. Our actual results of operations and financial position may differ from those set forth in our audited consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and trade receivables;

•	expected losses on trade receivables;

•	depreciation of property, plant and equipment;

•	impairment of long-lived assets;

•	leases;

•	fair value of financial liabilities;

•	provisions for contingencies;

•	fair value of held-for-sale investments;

•	deferred income taxes and social contribution; and

•	defined postretirement benefit plans.

Revenue Recognition and Trade Receivables

Our revenues correspond primarily to the amount of the payments received or receivable from sales of services in the regular course of our activities and our subsidiaries’ activities.

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our revenue recognition considers the judgments that significantly affect the determined amount and the recognition timing of the revenue from a contract with a customer, taking into account the five-step recognition model: (i) identify the contract; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the entity satisfies a performance obligation.

Service revenue is recognized when services are provided. Local and long-distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as these services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple performance obligations are identified in relation to each one of their components, and the recognition criteria are applied on an individual basis. Variable consideration is estimated at contract inception and constrained to revenue recognition until it is highly probable that a significant revenue reversal will not occur.

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

We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, risk of fraud and piracy, accounting regulations, management’s determination of collectability and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy.

Expected Losses on Trade Receivables

Our expected losses on trade receivables are established in order to recognize probable losses on accounts receivable and take into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. The expected losses on trade receivables estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The expected losses on trade receivables estimate is prepared based on historical default rates. During 2018, we reassessed the methodology used to evaluate the assumption of expected losses on trade receivables that is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers. For additional information regarding our expected losses on trade receivables, see note 9 to our audited consolidated financial statements.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The average depreciation rates of each of our classes of assets are presented in note 16 to our audited consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

Impairment of Long-Lived Assets

Long-lived assets include assets that do not have indefinite lives, such as property, plant, and equipment, and purchased intangible assets subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare the value in use of that asset or asset group to its recoverable value. If the carrying amount of the long-lived asset or asset group exceeds the value in use of that asset or asset group, an impairment is recognized to the extent that the carrying amount exceeds its recoverable value. The calculation of value in use and recoverable value of assets or asset groups requires the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold our company to the market. The use of different assumptions may significantly change our financial statements.

During the year ended December 31, 2019, we performed an impairment test on our non-current assets under IAS 36 and recognized an impairment provision of R$2,111 million primarily as a result of (1) the revision of our strategic plan, focused on improving operating and financial performance, using a sustainable business model that is designed to maximize the Company’s value in the context of our judicial reorganization; and (2) increased market competitiveness, mainly in the residential market, which accelerated the decline in the revenues from fixed-line services and DTH services.

During the years ended December 31, 2018 and 2017, we performed impairment tests on our non-current assets under IAS 36. We recorded an impairment provision of R$292 million during the year ended December 31, 2018 consisting of a supplementary adjustment to the recognized allowance for impairment losses related to expected future profitability of assets with finite useful lives. We recorded a reversal of impairment provision of R$4,747 million during the year ended December 31, 2017 consisting of the partial reversal of impairment losses related to the expected future profitability of assets with finite useful lives due to the scenarios and financial indicators taken into consideration in the cash flows from the RJ Plan.

Leases

We recognize a right-of-use asset and a lease liability on our balance sheet with respect to leased assets. The right-of-use asset is measured at cost, which consists of the initial amount of the lease liability measurement, any initial direct costs incurred by us, an estimate of any costs to disassemble and remove the asset at the end of the lease, and any lease payments made before the lease commencement date (net of any incentives received), calculated at present value, discounted using the incremental lending rate.

We depreciate the right-of-use assets on a straight-line basis from the commencement of the lease to the termination of the lease. We also assess impairment when there are indicators that an asset might be impaired.

Our assumptions regarding appropriate discount rates used in our calculation of the present value of our leases are subject to significant fluctuations due to different external and internal factors, including economic trends and the financial performance of our company. The use of different assumptions to measure the present value of our leases could have a material effect on the estimated present value of the right-of-use asset and of the lease liability in our balance sheet.

Fair Value of Financial Liabilities

Under IFRS 9, our borrowings and financing were substantially modified as of the Brazilian Confirmation Date and therefore derecognized and the modified borrowings and financing were recorded at fair value. We estimated the fair value of each of these financial liabilities based on an internal valuation made of these financial liabilities, which takes into consideration the cash flows under these financial instruments provided for in the RJ Plan, and assumptions regarding appropriate discount rates and foreign exchange rates consistent with the tenor and currency of each of these financial liabilities.

The fair value adjustment recognized on our balance sheet with respect to each financial liability as of the Brazilian Confirmation Date is amortized on a straight-line basis over the term of that financial liability and on a monthly basis we record a financial expense in the amount of the amortization in our statement of operations and a corresponding reduction in the fair value adjustment on our balance sheet.

During the year ended December 31, 2018, we recorded gains on adjustments to fair value of our borrowings and financings of R$13,928 million and gains on adjustments to present value of our trade payables (including trade payables to ANATEL-AGU) of R$1,167 million. We do not expect to record additional significant fair value adjustments in our statements of operations.

Our assumptions regarding appropriate discount rates and foreign exchange rates used in our calculation of the fair value of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the financial performance of our company. The use of different assumptions to measure the fair value of our financial liabilities could have a material effect on the estimated fair value of these financial liabilities and the amounts recorded as borrowings and financings in our balance sheet, as well as the amounts recognized as profit or loss in our statement of operations.

Provisions for Contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on the opinion of management and its in-house and outside legal counsel. The amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our audited consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. Depending on the nature of the contingency, our management uses the statistical measurement or the individual measurement methodology to calculate provisions for contingencies. In any of these methodologies, we use a set of assumptions, information, an internal and external risk assessment, and statistical models that management considers to be appropriate, including the successful implementation of the RJ Plan.

As discussed in note 24 to our audited consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 24 to our audited consolidated financial statements.

Fair Value of Held-for-Sale Investments

Our held-for-sale assets represent the indirect interest held by PT Ventures in the dividends receivable and the fair value of our financial investment in Unitel, both classified as held-for-sale. The assets from the investment held in PT Ventures are measured substantially at the fair value of the investment for sale. We sold 100% of our interest in PT Ventures on January 24, 2020.

Deferred Income Taxes and Social Contribution

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporate Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for IFRS purposes. Under IFRS, we recognize deferred tax assets and liabilities for temporary differences between the carrying amounts and the taxable bases of the assets and liabilities, and tax loss carryforwards are recorded in assets or liabilities, as applicable. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the RJ Proceedings and Our Financial Restructuring

In June 2016, as a result of several factors affecting our liquidity, we anticipated that we would no longer be able to comply with our payment obligations under our borrowings and financing transactions and we concluded that filing of a request for judicial reorganization in Brazil would be the most appropriate course of action (1) to preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL, (2) to preserve the value of our company, (3) to maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders, and (4) to protect our cash and cash equivalents.

Our liquidity crisis resulted principally from:

•

the deterioration of the Brazilian economy, which suffered low or negative GDP growth for several years and increased levels of unemployment, with negative effects on (1) our ability to retract and retain customers, and corresponding negative effects on our net operating revenue, and (2) due to increases in Brazilian interest rates and the value of the real, and corresponding negative effects on our financing expenses;

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

•

the change in consumption patterns of Brazilian consumers of telecommunication services as a result of the increasing attractiveness of mobile telecommunications, particularly following the global introduction of the “smartphone,” which has led to continuous sequential declines in the number of subscribers to our fixed-line services, with corresponding negative effects on our net operating revenue;

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

As a result of the RJ Proceedings, we realized financial income of R$4,873 million during the year ended December 31, 2017 from the adjustment to present value of the provision for contingencies related to administrative proceedings and lawsuits involving ANATEL as a result of the revision of the calculations of this provision, taking into account the best estimate of future cash outflows based on the payment methods prescribed in the RJ Plan.

Effects of Confirmation of the RJ Plan on Our Statement of Operations and Balance Sheet

On December 19 and 20, 2017, a GCM was held to consider approval of the most recently filed judicial reorganization plan. This GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at this GCM as negotiated during the course of this GCM.

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

As a result of the approval and confirmation of the RJ Plan:

•	we have begun to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded;

•	we recorded an adjustment to present value of R$13,290 million related to our prepetition borrowings and financing as of the Brazilian Confirmation Date;

•

we recorded a gain on the restructuring of third-party borrowings of R$11,055 million as of the Brazilian Confirmation Date as a result of the terms of the RJ Plan that provided for the reduction of the amounts owed to holders of claims under the Defaulted Bonds; and

•	we recorded a reversal of debt issuance cost and accrued interest expenses on our prepetition borrowings and financing of R$5,479 million as of the Brazilian Confirmation Date.

Effects of Investments in Africatel

At the time of our acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. We recognized this investment as a held-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on a valuation report of Pharol’s operating assets prepared by Banco Santander in connection with our acquisition of PT Portugal.

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2019, 2018 and 2017, we have recorded the assets and liabilities of Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, as held-for sale, although we do not record Africatel as discontinued operations in our statement of operations due to the immateriality of the effects of Africatel on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when the sale of these assets may be completed.

During the year ended December 31, 2019, we recorded a loss on held-for-sale financial assets of R$238 million, primarily as a result of R$404 million loss recorded as a result of our revision of the fair value of the cash investment and dividends receivable from Unitel, the effects of which were primarily offset by a R$165 million exchange rate gain due to the 4.0% depreciation of the real against the U.S. dollar during the year ended December 31, 2019. During the year ended December 31, 2018, we recorded a gain on available-for-sale financial assets of R$293 million, primarily as a result of a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar during 2018 and R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment in Unitel. During the year ended December 31, 2017, we recorded losses on held-for-sale financial assets of R$267 million resulting from the revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real.

On January 24, 2020, Africatel sold and transferred 100% of the share capital of PT Ventures to Sonangol for an aggregate purchase price of US$1 billion, of which US$61 million was paid to Africatel prior to the transfer of the shares, and Sonangol paid US$699 million in cash on the closing date. The remaining US$240 million of the purchase price is to be paid to Africatel by Sonangol by July 31, 2020, with a guaranteed minimum monthly payment of US$40 million beginning in February 2020 and we have received the minimum monthly payments due in February and March 2020. Payment of the remaining purchase price is fully guaranteed by a letter of credit. Pursuant to the Pharol Settlement Agreement, we deposited 34 million euros of the proceeds of this sale in an escrow account to cover losses relating to certain tax proceedings against Pharol.

The principal assets of PT Ventures included (1) a 25% stake in Unitel, (2) a 40% stake in Multitel Serviços de Telecomunicações Lda., (3) rights to dividends previously declared by Unitel, but not received by PT Ventures, and (4) all rights arising from a final award in the amount of approximately US$659 million in an arbitration proceeding initiated by PT Ventures against the other Unitel shareholders.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 1.1% during the year ended December 31, 2019, and by 1.1% during 2018 and 1.0% during 2017. The slow economic recovery since the second quarter of 2014, together with continued elevated unemployment levels, have adversely impacted the number of subscribers to our services and the volume of usage of our services by our subscribers. During the three-year period ended December 31, 2019, the number of mobile subscribers in Brazil has declined at an average rate of 2.4% per year, while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2019 has declined at an average rate of 7.0% per year.

Demand for Our Residential Services

The number of our residential fixed lines in service declined by 29.6% to 7.0 million as of December 31, 2019 from 9.9 million as of December 31, 2016. Demand for our Residential Services was negatively affected by a decision of the Brazilian Supreme Court that we must pay ICMS tax on customer subscriptions that do not include allowances and our subsequent inclusion of this tax in customers’ bills in the first half of 2017. We have focused on offering more and higher value-added services to new and existing customers by combining upselling and cross-selling initiatives, thereby increasing the ARPU of our Residential Services business.

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

Demand for Our Personal Mobility Services

Our customer base for mobility services (including customers in our Personal Mobility Services and B2B Services) declined by 12.7% to 36.8 million as of December 31, 2019 from 42.2 million as of December 31, 2016. We believe that the primary reason for the decline in our Personal Mobility Services customer base is the reduction in the total number of mobile accesses in Brazil, reflecting the trend to consolidate mobile use into a single SIM card, following the launch of all-net plans in response to the successive reductions of the MTR tariffs, and the structural market migration from voice to data in response to the offering of more robust data packages. Additionally, we have implemented an intensive policy of disconnecting inactive users to reduce regulatory fees that we must make for each active account, which has also contributed to the decline in our Personal Mobility Services customer base. Finally, we believe that the number of our prepaid accounts has significantly declined over this period as a result of the increase in Brazil’s unemployment rate as our net additions of prepaid subscribers are closely correlated to movements in the unemployment rate.

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

Demand for Our B2B Services

The number of RGUs of our B2B Services has remained stable at 6.6 million as of December 31, 2019 and December 31, 2016. We believe that our B2B Services customer base has been negatively impacted by (1) the declining macroeconomic conditions in Brazil, which has caused many of our SME customers to downsize or cease operations, and (2) contractions in the fiscal strength of many of our governmental customers, which has caused them to reduce the scope of their telecommunications expenditures, the effects of which have been offset by the increased use of our SIM cards, networks and solutions by payment industry terminals.

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

Effects of Expansion of FTTH Capacity

We are engaged in a long-term capital expenditure project to upgrade portions of our fixed-line access networks with optical FTTH networks based on GPON technology to support our FTTH triple-play services. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers. This project is one of the principal elements of our strategic plan and is the element designed to turnaround our fixed line business.

Our FTTH network has grown to reach more than 4.6 million homes passed in 82 municipalities as of December 31, 2019 compared to 1.2 million homes passed in 28 municipalities as of December 31, 2018. Subscriptions to our FTTH services have grown to approximately 675,000 homes connected as of December 31, 2019 from approximately 92,000 homes connected as of December 31, 2018. We expect to reach more than eight million homes passed and an additional one million homes connected by the end of 2020 and our goal is to reach 16 million homes passed by the end of 2021.

We expect our FTTH services will generate long-term increases in our residential services revenue as we acquire new broadband customers, increasing the size of our client base, and transition current customers from our copper last-mile network to our FTTH network, allowing us to provide higher-value services, including faster data transmission speeds to our residential broadband customers, increasing the ARPU of these subscribers. We expect that providing these higher-value services to our customers will contribute to our efforts to reduce the pace of decline in our fixed-lines in service and reverse this trend in the long-term.

The marketing and promotion campaigns related to our expanded FTTH services contributed to an increase in our marketing and advertising expenses during 2019 and are expected to remain at elevated levels during the roll-out of this service offering.

The expansion of our FTTH network has been and will continue to be capital intensive. During 2019, we invested R$3.1 billion in the network equipment and infrastructure necessary to expand our FTTH network, which has increased in our depreciation expenses. We expect that our capital expenditures related to the expansion of our FTTH network will continue at elevated levels throughout 2020 and 2021. We financed the expansion of our FTTH network in 2019 through cash on hand, primarily with the proceeds of our January 2019 capital increase. We expect to continue to finance the expansion of our FTTH network through cash on hand, including with the proceeds of our sale of PT Ventures and the proceeds of Oi Mobile’s debentures, proceeds of non-core asset sales and cash flows from operations. Additionally, we expect to accelerate the potential of our FTTH expansion using two franchise models, one in which we partner with an existing ISP with an established brand under which we provide the backbone capacity, the data connectivity, access to our locations and co-hosting of facilities and the ISP provides the last mile connection, and the second in which our support of our partners will be much more important and more akin to a traditional franchise, with many more components of the operations provided by our company, including customer care and the standardization of the portfolio offerings. If we are unable to fund these capital expenditures through our operating cash flows and proceeds of non-core asset sales, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and financial expenses. If these resources are insufficient to fund the continued expansion of our FTTH network, we may be required to scale back this project.

Potential Effects of the COVID-19 Pandemic

Since December 2019, COVID-19 has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world, including in Brazil.

The local, national and international response to the virus is quickly developing, fluid and uncertain. During March and April of 2020, state, local and municipal authorities within Brazil promoted and enforced social isolation and quarantine measures and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, Rio de Janeiro and other Brazilian states declared states of emergency. In accordance with the recommendations of the authorities, we transitioned a substantial majority of our employees to work from home.

Although the COVID-19 pandemic has no effect on our historical results of operations, there are many potential effects of this pandemic on our short- and medium- term business operations and, consequently, our results of operations. In March 2020, we established a crisis response team to focus on ensuring the full business continuity of our operations, the health and safety of our employees, and the establishment of a formal process to monitor, analyze and respond to the potential impacts of the pandemic. As of the date of this annual report, we have detected few cases of COVID-19 in our employees and our human resources department monitors suspected or confirmed cases. As one a measure designed to protect our employees, we have instituted a “work-from-home” policy for all of our employees for whom the demands of their work permit this arrangement, constituting approximately 84% of our work force, and have been able to do so without any interruption of their activities. For our remaining employees, for example, our field service technicians and operators in our call centers, we have complied with all health care recommendations of the World Health Organization and the Brazilian Ministry of Health.

The Brazilian government has determined that the telecom sector is an essential service, which allows us to continue our field maintenance activities without violating restrictions on movement that have generally been imposed to combat the pandemic.

Although there has not been sufficient history with our operations under the pandemic and the related public health measures to provide significant analysis of the potential financial impact of the pandemic or the governmental and popular response to the pandemic, we note that demand for telecommunications services, including services provided by our company, during the pandemic has grown significantly. In order to service this demand and to ensure continuity of our services, we moved quickly to activate new circuits in our backbone infrastructure and have not experienced any significant decline in the operation and reliability of our networks.

Since the outbreak of the pandemic, we have closed our retail stores and many of our distribution channels for our mobile service have been unable to operate, although some of our physical points-of-sale, such as grocery stores, pharmacies and convenience stores, have continued to operate. As a result, we believe that new activations by mobile customers will be substantially reduced for the duration of these closures. However, as these store closures affect all operators in the mobile business equally, we expect that there will be substantially reduced levels of churn during this period. In addition, we expect that revenue for SIM card recharges will be adversely effected for the duration of these closures as the number of points-of-sale that offer these services has been substantially reduced.

Since the outbreak of the pandemic, we have curtailed significantly our door-to-door sales channel for residential services, including broadband, but have been able to maintain our telemarketing and teleagent sales channels. We have experienced a significant surge in demand for our broadband services, including services delivered through our expanding FTTH network, both from residential and B2B customers as they establish remote work operations. Because our sales channels for these services depend less on physical presence in sales locations than our mobile services, we do not expect the reduction in new activations or upgrades in services to be affected to the same degree as in our mobile services.

We expect that the public health measures adopted in Brazil will have significant impacts on the income and purchasing power of many of our subscribers, particularly low-income subscribers and SMEs, some of whom may cease operations, although we have not yet been able to gather data to analyze the extent of these impacts. In addition, we have begun to experience some delays in payment for our corporate and governmental customers. As a result, we expect an increase in late-payments, customer defaults and expected losses on trade receivables. We have instituted some measures to assist our customers during the pandemic, for example, providing deferrals of payment deadlines by up to 10 days upon request of our customers and entering into payment plans with some of our customers under which we will forbear the collection of interest and late charges. These measures are likely to have an adverse effect on revenue and operating cash flow during the period over which they are effective, although we do not have sufficient experience with the effects of these measures to reliably estimate the quantitative effects of these measures.

We continue to monitor the effects of COVID-19 and the public health measures adopted in Brazil on our results of operations and cash flows to assess whether any of our assets have been impaired. As of the date of this annual report, we have do not have sufficient history with our operations under the pandemic and the related public health measures to assess whether any impairment of our assets will be required.

We do not expect significant negative effects on our ongoing maintenance activities and FTTH expansion project as a result of the pandemic and the public health measures introduced to combat the pandemic. We have experienced some negative effects relating to the deployment of field teams, primarily related to the difficulty of obtaining lodging and meals and, in some instances, the difficulty in arranging transportation between cities, due to the public health restrictions. However, as a result of the determination that the telecom sector is an essential service, the general public health restrictions applicable to the population have not generally applied to our staff of field technicians.

We continue to have regular communications with our equipment vendors to assess the impacts of the pandemic on their production and inventories to ensure that deliveries of equipment will continue to be made on a timely basis. As of the date of this annual report, we have not suffered any negative impacts in our supply chain for equipment and have not been advised that any significant disruptions are expected.

Effects of Our Absorption of Network Maintenance Service Operations and Adoption of New Customer Care Model

We introduced programs beginning in 2015 to control costs related to network maintenance services and third-party services by (1) absorbing operation of several network maintenance service operations and providing these services ourselves, and (2) implementing a new customer care quality model through which we have improved our method of allocation of call center traffic to promote a greater level of customer service and digitized some of our customer interactions with respect to processing order for new services, troubleshooting service issues and dispatching maintenance personnel.

Through our subsidiary Serede we absorbed operations of our network maintenance service operations of our contractor in Rio de Janeiro in October 2015, our network maintenance service operations of our contractor in the South region of Brazil in May 2016 and our network maintenance service operations of our contractor in the North and Northeast regions of Brazil in June 2016. As a result, 75% of the members of our technical field staff are our employees and are directly managed by our company compared to 20% prior to the absorption of these operations. We have revised the focus of our network maintenance service operations to concentrate on preventive network maintenance the reduce the number of repairs, in turn reducing the volume of network interventions and increasing field force productivity, thus freeing capacity to increase our focus on preventive maintenance. This virtuous cycle improves field operations efficiency and reduces costs in terms of both the number of technicians and the volume of materials applied.

As a result of internalizing these operations, our network maintenance services expense has declined to R$1,014 million during the year ended December 31, 2019 from R$1,104 million during 2018 and R$1,252 million during 2017. In addition to reducing costs, we believe that this initiative has been principally responsible for (1) a reduction of the number of repairs by 19.4% during the year ended December 31, 2019, 17.2% during 2018 and 12.5% during 2017, and (2) an increase in productivity of our field staff (as measured by the number of field activities carried out divided by the total number of technicians involved) by 1.2% during the year ended December 31, 2019, 6.9% during 2018 and 16.5% during 2017. Finally, we believe that this initiative has been principally responsible for (1) the reduction in the average time for installation of new service by 6.8% during the year ended December 31, 2019, 18.9% during 2017 and 30.4% during 2017, (2) the reduction in the average waiting time for resolution of a customer service issue by 7.4% during the year ended December 31, 2019, 3.2% during 2018 and 25.8% during 2017, and (3) a reduction of complaints to ANATEL by 8.6% during the year ended December 31, 2019, 19.6% during 2018 and 23.0% during 2017.

During 2016, we implemented a new customer care quality model in which we allocated call traffic among our call center service providers based on service quality. In addition, in 2018, we began to promote electronic channels that allow self-service, increasing digital interactions and consequently reducing calls requiring interactions with call center personnel. These initiatives have stimulated better quality in the provision of services, resulting in a 6.5% decline in the volume of repeated calls during the year ended December 31, 2019, and 17.3% and 22.8% declines in the volume of repeated calls during the years ended December 31, 2018 and 2017, respectively, and a 13.3% decline in call center costs during the year ended December 31, 2019, and 22.5% and 8.9% declines in call center costs during the years ended December 31, 2018 and 2017, respectively.

Effects of Adjustments to Our Interconnection Rates

Telecommunications services rates are subject to comprehensive regulation by ANATEL. In particular, interconnection rates for fixed-line and mobile services in the Brazilian telecommunications industry have been subject to comprehensive reductions in recent years.

In July 2014, ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. The MTR tariffs that we charged to terminate calls on our mobile networks were reduced by 85.5% from December 31, 2016 to December 31, 2019 and were reduced by 0.4% in February 2020. In addition, the TU-RL and TU-RIU tariffs that we charged to terminate calls on our fixed-line networks were reduced by 76.2% from December 31, 2016 to December 31, 2019 and were reduced by an average of 9.7% in February 2020.

These rate reductions have been a primary reason for the decline in our mobile interconnection revenue to R$257 million during the year ended December 31, 2019 from R$448 million during 2018 and from R$500 million during 2017, and the decline in our fixed-line interconnection revenue to R$43 million during the year ended December 31, 2019 from R$53 million during 2018 and from R$71 million during 2017. However, these rate reductions have also led to a substantial reduction of our interconnection costs, which have declined to R$487 million during the year ended December 31, 2019 from R$658 million during 2018 and R$778 million during 2017.

As a result of the substantial reductions in our interconnection costs, and in keeping with our strategy of simplifying our portfolios to enhance our customers’ experience, since 2015 we have been offering fixed-line and mobile plans that allow all-net calls for a flat fee.

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the RGQ. As a public regime service provider, we must comply with the network expansion and modernization obligations under the PGMU and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the RGQ, fail to meet the network expansion and modernization targets established by ANATEL under the PGMU and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the RGQ and the PGMU.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us by ANATEL. As of December 31, 2019, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$570 million, including fines which we are contesting through judicial proceedings, and we had recorded an aggregate provision related to these proceedings in the same amount.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2019, we had total outstanding borrowings and financings of R$31,642 million, excluding the fair value adjustment to our borrowings and financings and debt issuance costs, and R$18,227 million, after giving effect to the fair value adjustment and debt issuance costs.

Borrowing and financing costs consist of interest on borrowings payable to third parties, exchange losses on third-party borrowings and gains and losses on derivative financial instruments as set forth in note 6 to our audited consolidated financial statements included in this annual report.

As a result of the implementation of the RJ Plan, most of our obligations under our restructured indebtedness accrues interest at fixed-rates in U.S. dollars. However, our obligations under our restructured debentures and our restructured Brazilian credit agreements and Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, accrue interest based on the CDI rate and our obligations under our restructured credit agreements with BNDES accrue interest based on the TJLP rate. As a result, increases in the CDI rate or the TJLP rate will increase our interest expenses and debt service obligations.

In addition, the RJ Plan permits us to borrow up to R$2 billion under new export credit facilities. This debt may accrue interest at floating rates and/or be denominated in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this debt, if incurred.

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

As a result of the confirmation of the RJ Plan, our obligations under our restructured Export Credit Agreements, our PIK Toggle Notes and our Non-Qualified Credit Agreement are denominated in U.S. dollars and will accrue interest in U.S. dollars.

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

The significant depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, is expected to have adverse effects on the carrying amount of our U.S. dollar-denominated indebtedness and interest expenses and the real costs of our U.S. dollar-denominated capital expenditure and operating lease costs. In the short-term, we do not believe that this depreciation will have a significant adverse effect on our ability to obtain network equipment for our capital expenditure projects.

Effects of Inflation

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, an increase in inflation has the effect of increasing our operating expenses and reducing our margins. Although we have taken significant measures to control and reduce operating expenses during the past three years, the benefits of these measures were reduced as a result of the countervailing impact of Brazilian inflation during that time. Although our regulated rates are subject to annual adjustment based on the rate of inflation as measured by the IST, the majority of our revenue is generated from services delivered at rates that are not regulated or that are provided at a discount to the regulated rates as a result of competitive pressures in the Brazilian telecommunications market. As a result, we may not be able to pass through our increased operating costs and expenses resulting from inflationary pressures to our customers as incurred in the form of higher tariffs for our services.

As a result of the confirmation of the RJ Plan, our obligations under our debentures and restructured Brazilian credit agreements and CRIs have accrued interest based on the CDI rate, which could be adjusted in the event of a significant increase in inflation in Brazil, since the Brazilian Confirmation Date. As a result, inflation could potentially have an indirect impact on our interest expenses and debt service obligations.

Seasonality

Our primary business operations do not have material seasonal operations, other than our sales of handsets and accessories in our Personal Mobility business which tends to increase during the fourth quarter of each year as compared to the other three fiscal quarters related to significant increases of volume during the year-end holiday shopping season.

Recent Developments

Sale of PT Ventures

On January 24, 2020, Africatel sold and transferred 100% of the share capital of PT Ventures to Sonangol for an aggregate purchase price of US$1 billion, of which US$61 million was paid to Africatel prior to the transfer of the shares, and Sonangol paid US$699 million in cash on the closing date. The remaining US$240 million of the purchase price is to be paid to Africatel by Sonangol by July 31, 2020, with a guaranteed minimum monthly payment of US$40 million beginning in February 2020 and we have received the minimum monthly payments due in February and March 2020. Payment of the remaining purchase price is fully guaranteed by a letter of credit. Pursuant to the Pharol Settlement Agreement, we deposited 34 million euros of the proceeds of this sale in an escrow account to cover losses relating to certain tax proceedings against Pharol.

The principal assets of PT Ventures included (1) a 25% stake in Unitel, (2) a 40% stake in Multitel Serviços de Telecomunicações Lda., (3) rights to dividends previously declared by Unitel, but not received by PT Ventures, and (4) all rights arising from a final award in the amount of approximately US$659 million in an arbitration proceeding initiated by PT Ventures against the other Unitel shareholders.

Sale of Botafogo Property

On February 21, 2020, we sold our property at Rua General Polidoro nº 99, Botafogo, Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million.

Issuance of Oi Mobile Debentures

In February 2020, an investor subscribed to an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible secured debentures. These debentures are guaranteed by Oi and Telemar and are secured by a pledge of cash flows from our receivables in an amount up to R$200 million per month and a first-priority lien on our right to use mobile frequencies. These debentures mature in January 2022 in the event that we raise more than R$5 billion from our divestments by July 31, 2020, and will amortize at a rate of R$100 million per month beginning in August 2020 through January 2022 in the event that we do not achieve this divestment target. These debentures bear PIK interest, capitalized monthly, through January 2021 at a rate of 12.66% per annum based on the daily U.S. dollar equivalent principal amount determined in accordance with the daily exchange rate between the U.S. dollar and the Brazilian real, and interest at a rate of 13.61% per annum, payable in cash, thereafter.

Extension of the Judicial Reorganization Proceedings

The Brazilian Bankruptcy Law provides that the RJ Proceedings and the judicial supervision of the RJ Debtors may be terminated on the second anniversary of the Brazilian Confirmation Date if the RJ Court determines that all obligations provided for in the RJ Plan have been satisfied based on the analysis of compliance with the RJ Plan.

On December 6, 2019, we filed a petition with the RJ Court requesting that the judicial supervision of the RJ Debtors not be terminated on February 5, 2020, the second anniversary of the Brazilian Confirmation Date, in order to allow us to continue to execute the RJ Plan and remain focused on our strategic transformation. Notwithstanding the conclusion of the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan, we presented to the RJ Court circumstances related to the complexity inherent to the magnitude of the RJ Proceedings and the ongoing reforms in the legal-regulatory environment, which we believe require additional measures yet to be implemented under the RJ Proceedings.

On February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our strategic plan. At the new general creditors’ meeting, only creditors of the RJ Debtors that held credits and had voting rights at the time of the original GCM and who continued to hold an interest in the debt obligations or equity securities of the RJ Debtors on February 27, 2020 will be entitled to vote.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. The RJ Court required that:

•	the RJ Debtors must submit the proposed amendment to the RJ Plan to the RJ Court on or prior to September 8, 2020; and

•

the new general creditors’ meeting organized by the Judicial Administrator must take place within 60 days from the date of submission of the proposed amendment to the RJ Plan to the RJ Court by the RJ Debtors.

We intend to seek to amend the RJ Plan in order to facilitate asset sales contemplated by our strategic plan, including the potential sale of our mobile business and the proposed sales of other non-core assets. We continue to discuss the terms of the proposed amendment with various constituencies of our company and can provide no assurances with respect to the specific terms of the proposed amendment that will be presented to the RJ Court.

Results of Operations

The following discussion of our results of operations is based on our audited consolidated financial statements prepared in accordance with IFRS. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)
Net operating revenue	R$20,136	R$22,060	(8.7)
Cost of sales and services	(15,315)	(16,179)	(5.3)

Gross profit	4,821	5,881	(18.0)
Operating income (expenses)
Selling expenses	(3,548)	(3,853)	(7.9)
General and administrative expenses	(2,782)	(2,739)	1.6
Other operating income (expenses), net	(1,469)	(4,557)	(67.8)

Operating loss before financial expenses, net, and taxes	(2,977)	(5,268)	(43.5)
Financial income (expenses), net	(6,110)	26,609	(123.0)

Profit (loss) before taxes	(9,087)	21,341	(142.6)
Income tax and social contribution	(8)	3,275	(100.2)

Profit (loss)	R$(9,095)	R$24,616	(136.9)

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential customer services:
Residential fixed-line services	R$3,282	R$4,170	(21.3)
Broadband services	2,187	2,423	(9.8)
Pay TV services	1,752	1,755	(0.2)
Fixed-line interconnection	43	53	(18.5)

	7,264	8,402	(13.5)
Personal mobility services
Mobile telephony services	6,602	6,608	(0.1)
Mobile interconnection	257	448	(42.6)
Sales of handsets, SIM cards and other accessories	158	195	(18.7)

	7,017	7,250	(3.2)
B2B services	5,528	5,981	(7.6)
Other services	140	227	(38.3)

	19,949	21,860	(8.7)
Other operations(1)	187	200	(6.7)

Net operating revenue	R$20,136	R$22,060	(8.7)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 8.7% during 2019, principally due to a 13.5% decline in net operating revenue from residential services, and to a lesser extent, a 7.6% decline in net operating revenue from B2B services, and a 3.2% decline in net operating revenue from personal mobility services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 36.1% of our net operating revenue during 2019. Residential customer services include fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 13.5%, primarily due to (1) the 14.2% decline in the number of residential RGUs, (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2019 and February 2018.

Net Operating Revenue from Residential Fixed-Line Services

Net operating revenue from residential fixed-line services declined by 21.3% during 2019, primarily due to a 15.4% decline in the number of residential fixed lines in service to 7.0 million as of December 31, 2019 2019 from 8.3 million as of December 31, 2018, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services

Net operating revenue from residential broadband services, which includes broadband services delivered through both our copper and fiber networks, declined by 9.8% during 2019, primarily as a result of (1) a 13.9% decline in the number of our residential ADSL subscribers to 4.2 million as of December 31, 2019 from 4.9 million as of December 31, 2018, and (2) a 1.6% decline in the average net operating revenue per subscriber from broadband services. As of December 31, 2019, our xDSL subscribers represented 60.0% of our total residential fixed lines in service and subscribed to plans with an average speed of 33.3 Mbps as compared to 59.0% of our total residential fixed lines in service at an average speed of 9.8 Mbps as of December 31, 2018. The substantial increase in average speed of our residential broadband subscriptions primarily reflects the success of our program to increase subscriptions over our expanding FTTH network.

Net Operating Revenue from Pay-TV Services

Net operating revenue from residential Pay-TV services declined by 0.2% during 2019, primarily as a result of an 8.5% decline in the number of our residential Pay-TV subscribers to 1.45 million as of December 31, 2019 from 1.59 million as of December 31, 2018, the effects of which were partially offset by a 0.3% increase in the average net operating revenue per subscriber. As of December 31, 2019, our Pay-TV subscribers represented 20.7% of our total residential fixed lines in service as compared to 19.2% of our total residential fixed lines in service as of December 31, 2018.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 34.8% of our net operating revenue during 2019. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services declined by 3.2%, primarily due to a 2.8% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services

Net operating revenue from mobile telephony services declined by 0.1%, primarily due to a 10.3% decline in the number of mobile customers that subscribe to our prepaid plans to 24.5 million as of December 31, 2019 from 27.3 million as of December 31, 2018, principally as a result of (1) Brazil’s continuing high unemployment rate as our sales net additions of prepaid subscribers is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account.

The effects of these declines were partially offset by a 23.1% increase in the number of mobile customers that subscribed to our postpaid plans to 9.5 million as of December 31, 2019 from 7.7 million as of December 31, 2018. During 2019, data revenue represented 84.1% of net operating revenue from mobile telephony services compared to 71.7% during 2018.

Net Operating Revenue from Interconnection to Our Mobile Network

Mobile interconnection revenue declined by 42.6% during 2019, primarily as a result of the reduction in MTR tariffs in February 2019 and February 2018, the effects of which were partially offset by an increase in interconnection traffic.

Net Operating Revenue from Sales of Handsets, SIM Cards and Other Accessories

Revenue from handsets, SIM cards and other accessories declined by 18.7% during 2019, primarily as a result of the reduction in sales volume of handsets due to our policy of not subsidizing the sale of this product.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 27.5% of our net operating revenue during 2019. B2B services include corporate solutions offered to our small, medium-sized, large corporate customers, including voice services and corporate data solutions, and wholesale customers.Net operating revenue from B2B services declined by 7.6%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR tariffs and VC fixed-to-mobile tariffs in February 2019 and February 2018, and (3) the slow recovery of Brazilian economic activity, which has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers.

The total number of our B2B customers declined by 2.0% to 6.6 million as of December 31, 2019 from 6.7 million as of December 31, 2018, as the 5.9% decline in the number of B2B fixed-line customers more than offset the 4.1% increase in the number of B2B mobile customers.

Operating Expenses

Under the Brazilian Corporate Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our statement of operations. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 of our audited consolidated financial statements. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussion below of our operating expenses based on the classification of operating expenses presented in note 5 of our audited consolidated financial statements.

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)
Third-party services	R$6,031	R$5,925	1.8
Depreciation and amortization	6,874	5,811	18.3
Rental and insurance	2,576	4,200	(38.7)
Personnel	2,529	2,594	(2.5)
Network maintenance services	1,014	1,104	(8.1)
Interconnection	487	658	(25.9)
Provision for contingencies	216	202	7.0
Expected losses on trade receivables	489	697	(29.8)
Advertising and publicity	497	382	30.1
Handsets and other costs	171	196	(13.0)
Impairment losses	2,111	291	623.6
Taxes and other expenses	111	250	(55.7)
Other operating income (expenses), net	(7)	(5,016)	(99.9)

Total cost of sales and services	R$23,114	R$27,328	(15.4)

Operating expenses declined by 15.4% during 2019, principally due to (1) a decline in other operating expenses, net to R$7 million during 2019 from R$5,016 million during 2018, and (2) a 38.7%, or R$1,624 million, decline in rental and insurance costs to R$2,576 million during 2019 from R$4,200 million during 2018. The effects of these factors was partially offset by (1) an increase in impairment losses to R$2,111 million during 2019 from R$292 million during 2018, and (2) an 18.3% increase in depreciation and amortization expenses to R$6,874 million during 2019 from R$5,811 million during 2018.

Third-Party Services

Third-party service costs increased by 1.8% during 2019, primarily as a result of increased selling expenses due to the intensification of our commercial activity.

Depreciation and Amortization

Depreciation and amortization costs increased by 18.3% during 2019, primarily as a result of our implementation of IFRS 16 on January 1, 2019 as a result of which we recorded R$947 million of depreciation and amortization expenses with respect to right of use of assets during 2019.

Rental and Insurance

Rental and insurance costs declined by 38.7% during 2019, primarily as a result of our implementation of IFRS 16 on January 1, 2019 as a result of which our lease expenses declined by R$1,551 million during 2019.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 2.5% during 2019, principally due to a 3.9% decline in direct employee expenses, including wages, taxes and benefits, the effects of which were partially offset by a 9.0% increase in profit sharing and provisions for profit sharing as a result of our achieving the objectives of these programs.

Network Maintenance Services

Network maintenance services costs declined by 8.1% during 2019, primarily as a result of (1) lower maintenance costs related to payphones following the approval of the PGMU, (2) the successful renegotiation of some of our maintenance contracts, and (3) a lower number of maintenance incidents as a result of our initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service.

Interconnection

Interconnection costs declined by 25.9% during 2019, primarily as a result of the declines in MTR tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2019 and February 2018, the effects of which were partially offset by an increase in interconnection traffic.

Provision for Contingencies

Provision for contingencies increased by 7.0% during 2019, primarily as a result of our revision of the methodology used to calculate the provisions for losses in labor lawsuits and civil lawsuits related to the financial interest agreements described under “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Financial Interest Agreements (PEX and PCT)” due to the revisions to our estimate model as a result of the history of terminations of lawsuits under the RJ Plan and our increased accumulated experience with estimating these losses.

Expected Losses on Trade Receivables

Expected losses on trade receivables declined by 29.8% during 2019, primarily as a result of a reduction in our level of customer defaults, particularly in our B2B business. During 2019, expected losses on trade receivables represented 2.4% of our net operating revenue compared to 3.2% during 2018.

Advertising and Publicity

Advertising and publicity expenses increased by 30.1% during 2019, primarily as a result of an intensification of our advertising campaigns, particularly for our FTTH services and personal mobility services.

Handsets and Other Costs

Handsets and other costs declined by 13.0% during 2019, primarily due to the reduction in sales volume of handsets due to our policy of not subsidizing the sale of this product.

Impairment Losses

We recorded impairment losses of R$2,111 million during 2019 as a result of our testing of our non-current assets for impairment under IAS 36 as of December 31, 2019, primarily due to (1) the revision of our strategic plan, focused on improving operating and financial performance, using a sustainable business model that is designed to maximize the Company’s value in the context of our judicial reorganization; and (2) increased market competitiveness, mainly in the residential market, which accelerated the decline in the revenues from fixed-line services and DTH services. This impairment loss was fully allocated to the carrying value of our regulatory licenses. We recorded impairment losses of R$292 million during 2018, consisting of a supplementary adjustment to the recognized allowance for impairment losses related to expected future profitability of assets with finite useful lives.

Taxes and Other Expenses

Taxes and other expenses declined by 55.7% during 2019, primarily due to a decrease in other tax expenses, as a result of a decline in other revenues to which other taxes are associated, and a decrease in expenses for fines.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$7 million during 2019, consisting primarily of the effects the accounting recognition during 2019 of R$1,518 million of PIS and COFINS credits as the result of a final and unappealable court decision permitting us to deduct ICMS from our tax base for the purposes of calculation PIS and COFINS and the recovery of previous overpayments of PIS and COFINS, the effects of which were partially offset by (1) the recognition of R$1,231 million of expenses for provisions related to the recognition of onerous contract arising from the provision of satellite capacity, and (2) the derecognition during 2019 of R$167 million related to the reconciliation of tax credits and tax incentives from prior periods that we do not expect to be realized.

Other operating expenses, net was R$5,016 million during 2018 consisting primarily of (1) the recognition of R$4,884 million of expenses for provisions related to the recognition of onerous contract for the supply of submarine cable capacity, and (2) the recognition of R$109 million of revenue from the reversal of a provision for contingencies due to the reprocessing of the provision estimate model considering the new profile for closing the lawsuits in a new context after approval and ratification of the RJ Plan.

Operating Profit before Financial Expenses, Net, and Taxes

As a result of the foregoing, our Telecommunications in Brazil segment recorded operating loss before financial expenses, net, and taxes of R$2,864 million during 2019 compared to operating profit before financial expenses, net, and taxes of R$5,185 million during 2018. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment was 14.4% during 2019 and operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment was 23.7% during 2018.

Operating expenses of our other operations increased by 6.1% to R$300 million during 2019 from R$283 million during 2018. The operating loss before financial expenses, net, and taxes of our other operations increased by 36.9% to R$113 million during 2019 from R$83 million during 2018. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations was 60.7% during 2019 and 41.4% during 2018.

Our consolidated operating loss before financial expenses, net, and taxes declined by 43.5% to R$2,977 million during 2019 from R$5,268 million during 2018. As a percentage of net operating revenue, operating loss before financial expenses, net, and taxes was 14.8% during 2019 and 23.9% during 2018.

Financial Expenses, Net

Financial Income

Financial income declined by 91.4% to R$2,662 million during 2019 from R$30,950 million during 2018, primarily due to (1) our recognition of the fair value of third-party borrowings and financing arising from the impacts of the ratification of the RJ Plan of R$49 million during 2019 compared to R$13,290 million during 2018, (2) our recording no gains or losses on our restructuring of our third-party borrowings during 2019 compared to our recording a R$11,055 million gains as a result of the novation of the debt represented by the Defaulted Bonds, calculated pursuant to the RJ Plan, during 2018, (3) our recording reversal of interest and other income of R$170 million during 2019 compared to R$4,080 million, primarily as a result of the reversal of the interest expenses on debt included in the RJ Plan, adjusted in the period prior to the Brazilian Confirmation Date, of R$3,013 million and adjustment of trade payables and default payment to present value of R$877 million, during 2018, and (4) our recording inflation adjustment and foreign exchange difference on the fair value adjustment of R$334 million during 2019 compared to R$1,399 million during 2018.

The effects of these factors was partially offset by our recording interest and inflation adjustment to other assets of R$1,922 million during 2019, primarily consisting of R$2,100 million related to the monetary restatement on PIS and COFINS credits resulting from the exclusion of ICMS from its calculation base and the recovery of previous overpayments of PIS and COFINS, compared to interest and inflation adjustment to other assets of R$809 million during 2018.

Financial Expenses

Financial expenses increased by 102.0% to R$8,772 million during 2019 from R$4,342 million during 2018, primarily as a result of:

•

our recording interest expenses on borrowings and debentures payable to third parties of R$1,618 million during 2019 compared to our recording a reversal of interest expenses on borrowings and debentures payable to third parties of R$1,793 million, primarily as a result of the reversal of interest on debt included in the RJ Plan of R$3,115 million, partially offset by interest expenses on borrowings and debentures payable to third parties of R$1,362 million, during 2018;

•

our recording reversals of inflation adjustments to provisions of R$1,620 million during 2019 compared to R$227 million during 2018, principally as a result of (1) our revision of the methodology used to calculate the provisions for losses in labor lawsuits and civil lawsuits during 2019 due to the revisions to our estimate model as a result of the history of terminations of lawsuits under the RJ Plan and our increased accumulated experience with estimating these losses, and (2) our reversal of a portion of our provision for contingencies and the related inflation adjustment during 2019 as a result of the revisions to our estimate model to take into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the RJ Plan;

•	our recording R$949 million in interest on leases during 2019 as a result of our implementation of IFRS 16 on January 1, 2019;

•

a 48.2%, or R$603 million, increase in interest on and inflation adjustment to other liabilities to R$1,854 during 2019 from R$1,251 million during 2018, principally as a result of our recording R$742 million of exchange rate loss and amortization of deferred gains relating to the present value adjustment of our onerous obligation recorded at the end of 2018; and

•

our recording a R$238 million loss on cash investments classified as held-for-sale during 2019, primarily as a result of a R$404 million loss recorded based on our revision of the fair value of the cash investment and dividends receivable in Unitel, the effects of which were partially offset by a R$165 million exchange rate gain due to the 4.0% depreciation of the real against the U.S. dollar during this period, compared to a R$293 million gain during 2018, principally as a result of (1) a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar, during this period, and (2) R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment and the revision of the recoverable amount of dividends receivable from Unitel;

The effects of these factors were partially offset by a 74.3%, or R$1,854 million, decline in inflation and exchange gains on third-party borrowings to R$640 million during 2019 from R$2,494 million during 2018, principally as a result of the positive impact on our U.S. dollar-denominated debt of the 4.0% depreciation of the real against the U.S. dollar during 2019 as compared to the 17.1% depreciation of the real against the U.S. dollar during 2018, as well as our recording capital gains associated to the novation of debts arising on the Defaulted Bonds of R$555 million during 2019.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2019 and 2018. We recorded an income tax and social contribution expense of R$8 million during 2019 compared to an income tax and social contribution benefit of R$3,275 million during 2018. The effective tax rate applicable to our loss before taxes was (0.1)% during 2019 and the effective tax rate applicable to our profit before taxes was (15.3)% during 2018. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2019	2018
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Equity in investees	0.0	0.0
Tax incentives	0.0	0.0
Permanent Deductions (add-backs)	(3.4)	(62.3)
Reversal of (allowance for) impairment losses on deferred tax assets	(27.2)	12.9
Tax effects of deferred tax assets of foreign subsidiaries	(3.4)	0.0
Effective rate	(0.1)%	(15.3)%

The effective tax rate applicable to our loss before taxes was (0.1)% during 2019, resulting in a tax expense despite our generating a loss before taxes, primarily as a result of (1) the tax effects of a valuation allowance for impairment losses on deferred tax assets that were recognized for the companies that as of December 31, 2019, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which resulted in a decline in our tax assets by R$2,474 million and reduced the effective tax rate applicable to our loss before taxes by 27.2%, (2) the tax effects of permanent add-backs, mostly as a result of the effects of the recognition of the amortization of deferred gains relating to the fair value adjustment due to the restructured liabilities after confirmation of the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 3.4%, and, (3) the tax effects of unrecognized deferred tax assets regarding foreign subsidiaries that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss before taxes by 3.4%.

The effective tax rate applicable to our income before taxes was (15.3)% during 2018, resulting in a tax benefit despite our generating income before taxes, primarily as a result of permanent deductions, mostly as a result of the effects of the novation of our debt obligations due to the confirmation of the RJ Plan, which reduced our effective tax rate by 62.3%. The effects of this factor was partially offset by the tax effects of a valuation allowance for impairment losses on deferred tax assets, which resulted in a decline in our tax assets by R$2,757 million, that were recognized for the companies that as at December 31, 2018, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which increased our effective tax rate by 12.9%.

Profit (Loss)

As a result of the foregoing, we recorded consolidated loss of R$9,095 million during 2019 compared to consolidated profit of R$24,616 million 2018. As a percentage of net operating revenue, our loss was 45.2% during 2019 compared to profit of 111.6% during 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

The following table sets forth the components of our consolidated statement of operations, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017	% Change
	(in millions of reais, except percentages)
Net operating revenue	R$22,060	R$23,790	(7.3)
Cost of sales and services	(16,179)	(15,669)	3.3

Gross profit	5,881	8,121	(27.6)
Operating income (expenses)
Selling expenses	(3,853)	(4,103)	(6.1)
General and administrative expenses	(2,739)	(3,137)	(12.7)
Other operating income (expenses), net	(4,557)	(3,242)	40.6

Operating loss before financial expenses, net, and taxes	(5,268)	(2,361)	123.1
Financial income (expenses), net	26,609	(3,197)	n.m

Income (loss) before taxes	21,341	(5,558)	n.m.
Income tax and social contribution	3,275	(1,099)	n.m.

Net income (loss)	R$24,616	R$(6,656)	n.m.

n.m.	Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017	% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential customer services:
Residential fixed-line services	R$4,170	R$4,881	(14.6)
Broadband services	2,423	2,642	(8.3)
Pay TV services	1,755	1,578	11.2
Fixed-line interconnection	53	71	(24.6)

	8,402	9,171	(8.4)
Personal mobility services
Mobile telephony services	6,608	6,915	(4.4)
Mobile interconnection	448	500	(10.4)
Sales of handsets, SIM cards and other accessories	195	230	(15.1)

	7,250	7,645	(5.2)
B2B services	5,981	6,486	(7.8)
Other services	227	256	(11.2)

	21,860	23,557	(7.2)
Other operations(1)	200	233	(14.0)

Net operating revenue	R$22,060	R$23,790	(7.3)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 7.2% during 2018, principally due to an 8.4% decline in net operating revenue from residential services, a 7.8% decline in net operating revenue from B2B services, and a 5.2% decline in net operating revenue from personal mobility services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 38.1% of our net operating revenue during 2018. Net operating revenue from residential services declined by 8.4%, primarily due to (1) the 7.2% decline in the number of residential RGUs, (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2017 and February 2018. These effects were partially offset by the 0.6% increase in the average monthly net residential revenue per user to R$80.0 during 2018 from R$79.6 during 2017, primarily due to an increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services

Net operating revenue from residential fixed-line services declined by 14.6%, primarily due to a 10.4% decline in the number of residential fixed lines in service to 8.3 million as of December 31, 2018 from 9.2 million as of December 31, 2017, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services

Net operating revenue from residential broadband services declined by 8.3%, primarily as a result of (1) a 6.8% decline in the number of our residential ADSL subscribers to 4.9 million as of December 31, 2018 from 5.2 million as of December 31, 2017, and (2) a 5.4% decline in the average net operating revenue per subscriber from broadband services. As of December 31, 2018, our xDSL subscribers represented 58.4% of our total residential fixed lines in service and subscribed to plans with an average speed of 9.8 Mbps as compared to 55.8% of our total residential fixed lines in service at an average speed of 8.3 Mbps as of December 31, 2017.

Net Operating Revenue from Pay-TV Services

Net operating revenue from residential Pay-TV services increased by 11.2%, primarily as a result of a 6.1% increase in the number of our residential Pay-TV subscribers to 1.59 million as of December 31, 2018 from 1.50 million as of December 31, 2017, and a 1.5% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels. As of December 31, 2018, our Pay-TV subscribers represented 19.2% of our total residential fixed lines in service as compared to 16.2% of our total residential fixed lines in service as of December 31, 2017.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from Personal Mobility Services represented 32.9% of our net operating revenue during 2018. Net operating revenue from Personal Mobility Services declined by 5.2%, primarily due to a 4.4% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services

Net operating revenue from mobile telephony services declined by 4.4%, primarily due to an 8.8% decline in the number of mobile customers that subscribe to our prepaid plans to 27.3 million as of December 31, 2018 from 29.9 million as of December 31, 2017, principally as a result of (1) Brazil’s high unemployment rate as our sales net additions of prepaid subscribers is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account.

The effects of these declines were partially offset by (1) a 1.7% increase in average monthly net revenue per user, primarily as a result of an improvement in the profile of our customer base, and (2) a 15.0% increase in the number of mobile customers that subscribe to our postpaid plans to 7.7 million as of December 31, 2018 from 6.7 million as of December 31, 2017. During 2018, data revenue represented 71.7% of net operating revenue from mobile telephony services compared to 53.9% during 2017.

Net Operating Revenue from Interconnection to Our Mobile Network

Mobile interconnection revenue declined by 10.4% during 2018, primarily as a result of the reduction in MTR tariffs in February 2017 and February 2018, the effects of which were partially offset by an increase in interconnection traffic.

Net Operating Revenue from Sales of Handsets, SIM Cards and Other Accessories

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

The total number of our B2B customers increased by 3.3% to 6.7 million as of December 31, 2018 from 6.5 million as of December 31, 2017, as the 15.3% increase in B2B mobile customers more than offset the 3.5% decline in B2B fixed-line customers.

Operating Expenses

We have presented the discussion below of our operating expenses based on the classification of operating expenses presented in note 5 of our audited consolidated financial statements. The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	% Change
	(in millions of reais, except percentages)
Third-party services	R$5,925	R$6,221	(4.8)
Depreciation and amortization	5,811	5,109	13.7
Rental and insurance	4,200	4,163	0.9
Personnel	2,594	2,791	(7.1)
Network maintenance services	1,104	1,252	(11.8)
Interconnection	658	778	(15.4)
Provision for contingencies	202	469	(56.9)
Expected losses on trade receivables	697	692	0.8
Advertising and publicity	382	414	(7.6)
Handsets and other costs	196	223	(12.1)
Impairment losses	291	(4,747)	n.m.
Taxes and other expenses	250	543	(54.0)
Other operating income (expenses), net	(5,016)	(8,243)	(39.1)

Total cost of sales and services	R$27,328	R$26,151	4.5

n.m.	Not meaningful.

Operating expenses increased by 4.5% during 2018, principally due to (1) impairment losses of R$292 million recorded in 2018 compared to a reversal of impairment losses of R$4,701 million in 2017, and (2) a 13.7%, or R$702 million, increase in depreciation and amortization expense. The effects of these factors were partially offset by a 38.8%, or R$3,180 million, decline in other operating income, net, and to a lesser degree:

•	a 4.8%, or R$297 million, decline in third-party service costs;

•	a 54.0%, or R$293 million, decline in taxes and other expenses;

•	a 7.1%, or R$197 million, decline in personnel expenses;

•	an 11.8%, or R$147 million, decline in network maintenance service costs; and

•	a 15.4%, or R $120 million, decline in interconnection costs.

Third-Party Services

Third-party service costs declined by 4.8% during 2018, primarily as a result of lower selling expenses, information technology expenses and call center expenses as a result of our adoption of our new customer care model and, to a lesser extent the deferral of a portion of our selling expenses as a result of our implementation of ASC 606 for periods ending after January 1, 2018. The effects of these factors were partially offset by higher TV content costs as a result of the growth of our Pay-TV customer base and adjustments in contractual terms by some of our content providers, and by increased electricity costs as a result of the applicable electricity tariffs.

Depreciation and Amortization

Depreciation and amortization costs increased by 13.7% during 2018, primarily as a result of the growth of our data and mobile network due to our strategy of modernization of the core network focusing on transmission and transport infrastructure, which has increased the amount of depreciable property, plant and equipment and amortizable license.

Rental and Insurance

Rental and insurance costs increased by 0.9% during 2018, primarily as a result of an increase in reais of certain rental expenses denominated in U.S. dollars as a result of the depreciation of the real against the U.S. dollar during 2018, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 7.1% during 2018, primarily as a result of initiatives that we have implemented to promote greater efficiency and productivity as well as stricter cost controls related in personnel expenses.

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

Provision for Contingencies

Provision for contingencies declined by 56.9% during 2018, primarily as a result of our reversal of a portion of our provision for contingencies and the related inflation adjustment due to the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the RJ Plan.

Expected Losses on Trade Receivables

Expected losses on trade receivables increased by 0.8% during 2018, primarily as a result of our revision of the assumptions that we use in determining our expected losses on trade receivables. During 2018, expected losses on trade receivables represented 3.2% of our net operating revenue compared to 2.9% during 2017.

Advertising and Publicity

Advertising and publicity expenses declined by 7.6% during 2018, primarily as a result of a decline in the volume of our advertising campaigns.

Handsets and Other Costs

Handsets and other costs declined by 12.1% during 2018, primarily due to the lower volume of handset sales.

Impairment Losses

We recorded impairment losses of R$292 million during 2018 compared to a reversal of impairment losses of R$4,747 million during 2017. Impairment losses in 2018 consisted of a supplementary adjustment to the recognized allowance for impairment losses related to expected future profitability of assets with finite useful lives. The reversal of impairment losses in 2017 consisted of the partial reversal of impairment losses related to the expected future profitability of assets with finite useful lives, due to the scenarios and financial indicators taken into consideration in the cash flows from the RJ Plan.

Taxes and Other Expenses

Taxes and other expenses declined by 54.0% during 2018, primarily due to a decrease in other tax expenses, as a result of a decline in other revenues to which other taxes are associated, and a decrease in expenses for fines.

Other Operating Expenses, Net

Other operating expenses, net declined by 38.8% during 2018, primarily as a result of the effects of non-recurring expenses, which occurred during 2017, related to unrecoverable tax, write-off of other assets and other expenses due to reconcile accounting balances as part of the RJ Proceedings.

Operating Income (Loss) before Financial Expenses, Net, and Taxes

As a result of the foregoing, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment increased by 126.3% to R$5,185 million during 2018 from R$2,291 million during 2017. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment was 23.7% during 2018 and 9.7% during 2017.

Operating expenses of our other operations declined by 6.5% to R$283 million during 2018 from R$303 million during 2017, principally as a result of the disposition of our interest in MTC in January 2017. The operating loss before financial expenses, net, and taxes of our other operations increased by R$13 million to R$83 million during 2018 from R$70 million during 2017. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations was 41.4% during 2018 compared to 30.0% during 2017.

Our consolidated operating loss before financial expenses, net, and taxes increased by 123.1% to R$5,268 million during 2018 from R$2,361 million during 2017. As a percentage of net operating revenue, operating loss before financial expenses, net, and taxes was 23.9% during 2018 and 9.9% during 2017.

Financial Expenses, Net

Financial Income

Financial income increased to R$30,950 million during 2018 from R$7,136 million during 2017, primarily due to (1) our recording a R$11,055 million gain on our restructuring of our third-party borrowings during 2018 as a result of the novation of the debt represented by the Defaulted Bonds, calculated pursuant to the RJ Plan, compared to no gains or losses recorded during 2017, (2) an increase in adjustment to fair value of third-party borrowings and financing by 127.7% to R$13,290 million during 2018, principally related to fair value adjustments of our third-party borrowings, from R$4,873 million during 2017, principally related to the revision of the calculations of the provisions for contingencies related to administrative proceedings and lawsuits involving ANATEL, (3) an increase in the reversal of other interest and other income to R$4,080 million during 2018, principally as a result of the reversal of the interest expenses on debt included in the RJ Plan, adjusted in the period prior to the Brazilian Confirmation Date, of R$3,013 million and adjustment of trade payables and default payment to present value of R$877 million, from R$500 million during 2017, and (4) our recording a R$1,399 million inflation adjustment and foreign exchange difference on the fair value adjustment.

Financial Expenses

Financial expenses declined by 58.0% to R$4,342 million during 2018 from R$10,333 million during 2017, primarily as a result of:

•

our recording of a reversal of interest expenses on borrowings and debentures payable to third parties of R$1,793 million, primarily as a result of the reversal of interest on debt included in the RJ Plan of R$3,115 million, partially offset by interest expenses on borrowings and debentures payable to third parties of R$1,362 million, during 2018 compared to our recording interest expenses on borrowings and debentures payable to third parties of R$3,594 million during 2017;

•

a 49.9% decline in interest on and inflation adjustment to other liabilities to R$789 million during 2018 from R$1,554 million during 2017, principally due to the commencement of our participation in the Tax Recovery Program (REFIS) in May 2017;

•

our recording of a gain on held-for-sale financial assets of R$293 million during 2018, primarily as a result of (i) the R$829 million exchange gain rate due to the 17.1% depreciation of the real against the U.S. dollar during 2018, and (ii) R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment and the revision of the recoverable amount of dividends receivable from Unitel, compared to a loss on held-for-sale financial assets of R$267 million during 2017, primarily as a result of the loss recorded based on our revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange losses rate related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real during 2017;

•

a 66.4% decline in reversals of inflation adjustment of provisions for contingencies to R$227 million during 2018 from R$675 million, primarily as a result of our reversal of a portion of our provision for contingencies and the related inflation adjustment due to the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the RJ Plan, during 2017; and

•

a 14.6% decline in inflation adjustment to and exchange losses on third-party borrowings to R$2,494 million during 2018 from R$2,920 million during 2017, principally as a result of our recording capital gains associated with the novation of debts arising on the Defaulted Bonds of R$555 million during 2018.

The effects of these factors were partially offset by (1) our recording a R$760 million adjustment to fair value to the amortization of deferred gains during 2018 compared to no gains or losses recorded during 2017, and (2) a 70.0%, or R$358 million, increase in tax on financial transactions and bank fees.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the years ended December 31, 2018 and 2017. We recorded an income tax and social contribution benefits of R$3,275 million during 2018 and an income tax and social contribution expense of R$1,099 million during 2017. The effective tax rate applicable to our income before taxes was (15.3)% during 2018 and the effective tax rate applicable to our loss before taxes was (19.8)% during 2017. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2018	2017
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Equity in investees	0.0	0.0
Tax incentives	0.0	0.3
Permanent deductions (add-backs)	(62.3)	2.7
Reversal of (allowance for) impairment losses on deferred tax assets	12.9	(48.9)
Tax effects of deferred tax assets of foreign subsidiaries	0.0	(7.8)
Effective rate	(15.3)%	(19.8)%

The effective tax rate applicable to our income before taxes was (15.3)% during 2018, resulting in a tax benefit despite our generating income before taxes, primarily as a result of permanent deductions, mostly as a result of the effects of the novation of our debt obligations due to the confirmation of the RJ Plan, which reduced our effective tax rate by 62.3%. The effects of this factor was partially offset by the tax effects of a valuation allowance for impairment losses on deferred tax assets, which resulted in a decline in our tax assets by R$2,757 million, that were recognized for the companies that as at December 31, 2018, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which increased our effective tax rate by 12.9%.

The effective tax rate applicable to our loss before taxes was (19.8)% during 2017, resulting in a tax expense, primarily as a result of (1) tax effects of a valuation allowance for impairment losses on deferred tax assets, which resulted in a decline in our tax assets by R$2,718 million, that were recognized for the companies that as at December 31, 2017, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 48.9% (effectively increasing our tax expense), and (2) the tax effects of unrecognized deferred tax assets of foreign subsidiaries that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss before taxes by 7.8% (effectively increasing our tax expense).

Profit (Loss)

As a result of the foregoing, we recorded profit of R$24,616 million during 2018 compared to a loss of R$6,656 million during 2017. As a percentage of net operating revenue, our profit was 111.6% during 2018 compared to a loss of 28.0% during 2017.

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

Under our by-laws, unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory. Notwithstanding the requirements of our by-laws, under Section 10.1 of the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Brazilian Confirmation Date. After the sixth anniversary of the Brazilian Confirmation Date, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1. The restrictions of the payment of dividends and other distributions described in this paragraph are subject to certain exceptions, as described under “Item 8. Financial Information—Dividends and Dividend Policy.”

The restrictions of the payment of dividends and other distributions described above are subject to the following exceptions:

•	dividends, return on capital or other distributions made between the RJ Debtors;

•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after the Brazilian Confirmation Date; and

•	any payment of dividends made in accordance with the RJ Plan.

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

As a result of the commencement of our RJ Proceedings in June 2016, our access to short-term and long-term loans and our ability to sell debt securities in domestic and international capital markets was substantially curtailed. However, in February 2020, we returned to the domestic capital markets with the subscription of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures.

Our operations generated cash flows during the years ended December 31, 2019, 2018 and 2017 of R$2,312 million, R$2,863 million and R$4,402 million, respectively. Our capital expenditures during the years ended December 31, 2019, 2018 and 2017 were R$7,426 million, R$5,246 million and R$4,344 million, respectively. We believe that our continued program of capital expenditures is necessary in order for us to operate in the competitive environment for telecommunications services in Brazil. As our cash flow generated from our operations has not been sufficient to meet the demands of our investing and financing activities, our balances of cash and cash equivalents have declined as of December 31, 2019, 2018 and 2017.

As of December 31, 2019, our consolidated cash and cash equivalents and cash investments amounted to R$2,266 million. As of December 31, 2019, we had working capital (consisting of current assets less current liabilities, excluding assets held-for-sale and liabilities of assets-held-for-sale) of R$2,261 million.

Subsequent to December 31, 2019, we generated cash flows from investing activities through the sale on January 24, 2020 by Africatel of all of its shares in PT Ventures for an aggregate purchase price of US$1 billion and we generated cash flows from financing activities through the subscription in February 2020 of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures.

We anticipate that we will be required to spend approximately R$7,358 million to meet our long-term contractual obligations and commitments during the years ending December 31, 2020 and 2021. We expect to use proceeds from our sale of non-core assets, including the sale of PT Ventures and the sale of our property in Botafogo, proceeds from borrowings from Brazilian and international financial institutions under new export credit facilities, proceeds from Oi Mobile’s sale of its non-convertible debentures, together with our operating cash flows and our cash and cash equivalents and short-term cash investments to fund our capital expenditures.

The RJ Plan permits us to seek to borrow up to R$2 billion under new export credit facilities. In the absence of funds obtained under new credit export facilities and from additional non-core asset sales, we may have insufficient funds to implement our capital expenditure program and modernize our infrastructure, which could result in a significant deterioration of our ability to generate cash flows from operating activities.

We have prepared our audited consolidated financial statements under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. See”— Financial Presentation and Accounting Policies— Presentation of Financial Statements.” Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and possibly cast doubts as to our ability to continue as a going concern.

As of the date of this annual report, we have not been able to quantify any material impacts related to COVID-19 and it is too soon to accurately determine the extent of its medium- and long-term impacts on the global and Brazilian economic scenarios. However, as it is not possible yet to predict the duration and effects of this crisis, there is a risk of material impacts on our operations and sales, particularly our FTTH network expansion. For more details see “—Principal Factors Affecting Our Financial Condition and Results of Operations—Potential Effects of the COVID-19 Pandemic.”

Additionally, our debt instruments with BNDES contain financial covenants that require Oi to maintain five specified financial ratios, measured on a quarterly basis. Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. At December 31, 2019, we were in compliance with these financial covenants.

As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, we believed that it was probable that as of March 31, 2020, we would not be in compliance with more than one of these financial ratios. In anticipation of these ratio breaches, on March 30, 2020 we obtained a waiver from BNDES.

Cash Flow

The following table sets forth certain information about our consolidated cash flows for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019		2018		2017
	(in millions of reais)
Net cash generated (used) in operating activities	R$	2,312	R$	2,863	R$	4,402
Net cash (used) generated in investing activities		(6,851)		(4,917)		(4,422)
Net cash (used) generated in financing activities		2,236		(424)		(692)
Foreign exchange differences on cash equivalents		—		1		11

Net decrease in cash and cash equivalents		(2,303)		(2,477)		(701)

Cash and cash equivalents at the beginning of the year		4,385		6,863		7,563
Cash and cash equivalents at the end of the year	R$	2,082	R$	4,385	R$	6,863

Our primary source of operating funds has historically been cash flow generated from our operations and we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing. Our access to new funds to finance our investments in property, plant and equipment in the form of bank loans, vendor financing, capital markets and other forms of financing was substantially curtailed following the commencement of our RJ Proceedings in June 2016. However, in February 2020, we returned to the domestic capital markets with the subscription of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures. As our cash flow generated from our operating activities was not sufficient to meet the demands of our investing and financing activities during 2017 and 2018, our balances of cash and cash equivalents declined as of December 31, 2018 and 2017. As our cash flow generated from our operating and financing activities were not sufficient to meet the demands of our investing activities, our balances of cash and cash equivalents declined as of December 31, 2019.

Cash Flows for the Year Ended December 31, 2019

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,312 million during the year ended December 31, 2019 compared to loss before taxes of R$9,087 million, primarily as a result of (1) the effects of our incurrence of non-cash depreciation and amortization expenses of R$6,874 million, (2) the effects of our incurrence of losses on non-cash charges, interest income, inflation adjustments and exchange differences of R$3,607 million, (3) the effects of our incurrence of non-cash impairment losses of R$2,111 million, (4) the effects of our incurrence of non-cash inflation adjustments to provisions of R$1,620 million, (5) the effects of an increase of R$1,322 million of other taxes on our balance sheet, (6) the effects of our incurrence of non-cash onerous obligations of R$1,231 million, and (7) the effects of our incurrence of non-cash present value adjustments to other liabilities of R$1,018 million. The effects of these factors were partially offset by the effects of our incurrence of non-cash tax recoveries of R$3,618 million.

Cash Flows Used in Investing Activities

Net cash used by investing activities was R$6,851 million during the year ended December 31, 2019, primarily consisting of investments of R$7,426 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience, the effects of which were partially offset by (1) our realizing net redemption of judicial deposits of R$242 million, (2) our receipt of dividends of R$227 million from Unitel, and (3) our receipt of proceeds from the sale of investments, tangibles and intangibles of R$106 million, primarily related to a R$67 million gain on our sale of our interest in CVTelecom in May 2019.

Cash Flows Provided by Financing Activities

Financing activities provided net cash of R$2,236 million during the year ended December 31, 2019, primarily consisting of the R$4,000 million proceeds of our issuance and sale of 3,225,806,451 Common Shares, the effects of which were partially offset by our incurrence of R$1,611 million of lease financing costs.

Cash Flows for the Year Ended December 31, 2018

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,863 million during the year ended December 31, 2018 compared to profit before taxes of R$21,341 million, primarily as a result of (1) the effects of our incurrence of non-cash adjustment to fair value of our borrowings and financings of R$13,929 million, (2) the effects of our incurrence of non-cash gain on restructuring of third-party borrowings of R$11,055, (3) the effects of our incurrence of non-cash gains on charges, interest income, inflation adjustments and exchange differences of R$2,043 million, and (4) the effects of our incurrence of non-cash present value adjustments to other liabilities of R$1,167 million.

The effects of these factors were partially offset by (1) the effects of our incurrence of non-cash depreciation and amortization expenses of R$5,811 million, and (2) the effects of our incurrence of non-cash losses on onerous obligations of R$4,884 million.

Cash Flows Used in Investing Activities

Net cash used by investing activities was R$4,917 million during the year ended December 31, 2018, primarily consisting of investments of R$5,246 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$424 million during the year ended December 31, 2018, primarily consisting of cash used (1) to make installment payments under our tax refinancing plan in the aggregate amount of R$265 million, and (2) to repay principal of R$162 million related to the mediation of payments of our borrowings and financing as a result of the RJ Proceedings.

Cash Flows for the Year Ended December 31, 2017

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$4,402 million during the year ended December 31, 2017 compared to loss before taxes of R$5,558 million, primarily as a result of (1) the effects of our incurrence of non-cash provisions for contingencies of R$7,362 million, (2) the effects of our incurrence of non-cash losses on charges, interest income, inflation adjustments and exchange differences of R$5,120 million, and (3) the effects of our incurrence of non-cash depreciation and amortization expenses of R$5,109 million.

The effects of these factors were partially offset by (1) the effects of our incurrence of non-cash present value adjustments to other liabilities of R$4,873 million, and (2) the effects of our incurrence of non-cash reversals of impairment losses of R$4,747 million.

Cash Flows Used in Investing Activities

Net cash used by investing activities was R$4,422 million during the year ended December 31, 2017. During 2017, investing activities which used cash primarily consisted of investments of R$4,344 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$692 million during the year ended December 31, 2017. During 2017, we used cash principally (1) to purchase the remaining 50% of the shares of Rio Alto that we did not own for R$300 million, (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$227 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$104 million.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)
Borrowings and financings(1)	R$679	R$3,312	R$11,317	R$27,113	R$42,421
Lease liabilities	1,510	4,224	2,474	7,275	15,483
Pension plan payables(2)	—	201	402	603	1,206
Other payables(2)	442	885	137	11,711	13,175
Unconditional purchase obligations(3)	1,433	—	—	—	1,433
Concession fees(4)	—	397	235	261	893
Usage rights(5)	59	—	—	—	59

Total	R$4,123	R$9,019	R$14,565	R$46,963	R$74,670

(1)

Includes estimated future payments of interest on our borrowings and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2019 and assuming that all amortization payments and payments at maturity on our borrowings and financings will be made on their scheduled payment dates and that we elect to pay cash interest for all applicable periods under the PIK Toggle Notes.

(2)	Cash flow estimated in connection with the RJ Plan.
(3)

Consists of purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2019.
(5)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2019.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,252 million as of December 31, 2019. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our audited consolidated financial statements included in this annual report.

Indebtedness

On a consolidated basis as of December 31, 2019, our U.S. dollar-denominated indebtedness was R$9,210 million, our real-denominated indebtedness was R$8,705 million, and our Euro-denominated indebtedness was R$311 million, in each case after giving effect to the fair value adjustment of our indebtedness. As of December 31, 2019, our U.S. dollar-denominated indebtedness bore interest at an average rate of 5.4% per annum, our real-denominated indebtedness bore interest at an average rate of 5.2% per annum, and our Euro-denominated indebtedness does not bear interest. As of December 31, 2019, 52.0% of our indebtedness, after giving effect to the fair value adjustment of our indebtedness, debt bore interest at floating rates.

Short-Term Indebtedness

As of December 31, 2019, our short-term debt, consisting of the current portion of long-term borrowings and financings, was R$326 million, after giving effect to the fair value adjustment of our indebtedness. Under our financing policy, we generally do not incur short-term indebtedness.

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

•	fixed-rate notes issued in the international market;

•	debentures issued in the Brazilian market;

•	credit facilities with international export credit agencies;

•	credit facilities with BNDES;

•	unsecured lines of credit with Brazilian and international financial institutions; and

•	default recoveries owed to holders of some of our novated debt obligations.

Our debt instruments with BNDES require that Oi complies with financial covenants relating to the maintenance of the following ratios on a quarterly basis:

•	our ratio of shareholders’ equity to total assets;

•	our ratio of EBITDA to interest paid on our indebtedness;

•	our ratio of EBITDA (less taxes) to amortization and interest expense (less short-term year-end cash);

•	our ratio of total debt to EBITDA; and

•	our ratio of short-term debt minus cash to EBITDA.

Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. At December 31, 2019, we were in compliance with these financial covenants.

As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, we believed that it was probable that as of March 31, 2020, we would not be in compliance with more than one ratio. In anticipation of these ratio breaches, on March 30, 2020 we obtained a waiver from BNDES with respect to the failure to comply with more than one of these ratios as of March 31, 2020.

The cross-default or cross-acceleration clauses instruments governing our other indebtedness (other than Oi Mobile’s non-convertible debentures) provide that an event of default under our debt instruments with BNDES do not trigger an event of default under our other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2019, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Some of our debt instruments require that Oi or Telemar comply with financial covenants on a quarterly basis. As of December 31, 2019, we were in compliance with these financial covenants.

The table below sets forth our long-term borrowings and financings as of December 31, 2019.

	Outstanding Amount	Final Maturity
	(in millions of reais)
PIK Toggle Notes	R$6,981	July 2025
Oi 12th issuance of debentures	4,565	February 2035
Telemar 6th issuance of debentures	2,546	February 2035
Restructured Export Credit Agreements(1)	6,726	February 2035
Restructured BNDES credit agreements	3,947	February 2033
Restructured Brazilian credit agreements and CRIs	2,029	February 2035
Non-Qualified Credit Agreement	360	February 2030
Local currency financial institution	42	November 2026
Default Recovery in Reais	207	February 2042
Default Recovery in foreign currency	4,239	February 2042

Total gross borrowings and financing	31,642
Incurred debt issuance costs	(14)
Fair value adjustment	(13,401)
Short-term portion	(326)

Long-term indebtedness	R$17,900

(1)	Represents four Restructured Export Credit Agreements.

The following discussion briefly describes certain of our significant outstanding indebtedness.

PIK Toggle Notes

The PIK Toggle Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with the principal amount to be fully paid at maturity. The PIK Toggle Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF. The PIK Toggle Notes accrued and will accrue interest from February 5, 2018 until August 5, 2020 at a fixed rate of 10.0% per annum, payable in cash. Interest on the PIK Toggle Notes will thereafter accrue as follows:

•

from August 5, 2020 until August 5, 2021, at either (at the sole discretion of Oi): (1) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (2) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding PIK Toggle Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and

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

Non-Qualified Credit Agreement

The Non-Qualified Credit Agreement is a credit agreement entered into between the RJ Debtors and an administrative agent in accordance with the terms of Section 4.3.3.1 of the RJ Plan and Exhibit 4.3.3.1(f). The obligations of Oi under the Non-Qualified Credit Agreement are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, and PTIF. Principal under the Non-Qualified Credit Agreement will be paid in 12 semiannual installments beginning in August 2024 in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity in February 2030. The Non-Qualified Credit Agreement accrues interest at the rate of 6% per annum. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis until February 2023, and will be paid together with the principal beginning in August 2024.

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

Off-Balance Sheet Arrangements

As of the date of this annual report, we do not have any transactions involving off-balance sheet arrangements.

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

The following table sets forth certain information with respect to the current members of Oi’s board of directors.

Name	Position	Member Since	Age
Eleazar de Carvalho Filho	Chairman	January 2018	62
Marcos Grodetzky	Vice-Chairman	January 2018	63
Henrique José Fernandes Luz	Director	September 2018	64
José Mauro Mettrau Carneiro da Cunha	Director	February 2009	70
Marcos Bastos Rocha	Director	January 2018	55
Maria Helena dos Santos Fernandes de Santana	Director	September 2018	60
Paulino do Rego Barros Jr.	Director	September 2018	63
Wallim Cruz de Vasconcellos Junior	Director	September 2018	62
Roger Solé Rafols	Director	December 2018	45
Claudia Quintella Woods	Director	March 2020	44
Armando Lins Netto(1)	Director	March 2020	51

(1)

Mr. Netto was elected to serve on Oi’s board of directors at a meeting of the board of directors which took place on March 13, 2020. The investiture of Mr. Armando Lins Netto is conditioned upon the prior assessment of ANATEL.

We summarize below the business experience, areas of expertise and principal outside business interests of Oi’s directors.

Directors

Eleazar de Carvalho Filho. Mr. Carvalho has served as the chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. Mr. Carvalho works at Virtus BR Partners, where he is a founding partner. Mr. Carvalho also has served as a member of the board of directors at Brookfield Partners Renewables L.P., TechnipFMC and Companhia Brasileira de Distribuição (Grupo Pão de Açúcar / Cnova N.V.). He is also chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Previously, Mr. Carvalho was CEO of Unibanco Banco de Investimento, BNDES and UBS Brasil. He was head of the corporate finance division of Banco Garantia in Rio de Janeiro, director and treasurer of Alcoa Alumínio and director of the international area of Crefisul (Citigroup). Mr. Carvalho has extensive experience as a director of large companies listed in Brazil and abroad. He was a member of the boards of directors of Tele Norte Leste Participações S.A, Petrobras, Companhia Vale do Rio Doce, Eletrobrás, Alpargatas, among others and also President of BHP Billiton Brasil. He holds a bachelor’s degree in economics from New York University and a Master’s degree in international relations from Johns Hopkins University.

Marcos Grodetzky. Mr. Grodetzky has served as the vice-chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. Previously, he served as an alternate member of Oi’s board of directors from September 2015 until July 2016 and as a member of Oi’s board of directors from July 2016 until September 2016. Mr. Grodetzky is an independent member of the board of directors of Constellation Oil Services, Vicunha Aços and Elizabeth S.A. Indústria Textil and Chairman of Burger King Brasil. He is the founding partner of Mediator Assessoria Empresarial, engaged in financial advisory and mediation. Until October 2013, Mr. Grodetzky served as CEO of DGB S.A., a logistics holding company of Grupo Abril S.A. and parent company of the following companies: Dinap – Dist. Nacional de Publicações, Magazine Express Comercial Imp e Exp de Revistas, Entrega Fácil Logística Integrada, FC Comercial e Distribuidora, Treelog S.A. – Logística e Distribuição, DGB Logística e Distribuição Geográfica, and TEX Courier (Total Express). In addition, he served as finance and investor relations vice-president of Telemar/Oi, Aracruz Celulose/Fibria, and Cielo S.A from 2002 until 2010. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and attended the Senior Management Program at INSEAD/FDC.

Henrique José Fernandes Luz. Mr. Fernandes Luz has served as a member of Oi’s board of directors since September 2018. He has been a member of the board of directors of the Maringá Group and a member of the board of directors of Burger King do Brasil. Mr. Fernandes Luz serves as chairman of the board of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). He was a partner of PricewaterhouseCoopers Auditores Independentes from 1988 to 2018, having previously worked various positions in that firm since 1975. He holds a degree in Accounting from Universidade Candido Mendes in Rio de Janeiro and attended various executive programs at Harvard, University of Virginia, London Business School, University of Buenos Aires and Singularity University. He also serves as a vice chairman of the board of IBEF—Instituto Brasileiro de Executivos de Finanças and of The Dorina Nowill Foundation for the Blind, and as board member of The National Children and Youth Book Foundation and of The São Paulo and Rio de Janeiro Museums of Modern Art.

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as a member of Oi’s board of directors since February 2009, having served as its chairman until September 2018. Since December 2019, he has been Chairman of Odebrecht S.A., having served as a member of the board of directors since October 2019. Mr. Cunha has also served as Chairman of Braskem S.A. since December 2019. From January 2013 until June 2013, Mr. Cunha served as Oi’s interim chief executive officer, during which time he resigned as chairman and member of Oi’s board of directors. He resumed his position as Oi’s chairman and a member of Oi’s board of directors in June 2013. Mr. Cunha has also served as chairman of the board of directors of Dommo Empreendimentos Imobiliários S.A. from 2007 until December 2016. He previously served as chairman of the board of directors of (1) TNL from April 1999 until March 2003 and from April 2007 until February 2012, where he also served as an alternate director in 2006; (2) Telemar from April 2007 until April 2012, where he served as a member of the board of directors from April 1999 until May 2012; (3) TNL PCS from April 2007 until April 2012; (4) Tele Norte Celular Participações S.A. from April 2008 until February 2012; and (5) Coari Participações S.A. from May 2007 until February 2012. In addition, Mr. Cunha was a director of Telemar Participações S.A. from April 2008 until September 2015. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Pharol since May 2015. He was a member of the board of directors of Vale S.A. from April 2010 until April 2015. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at the BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of Log-In Logistica Intermodal S.A. from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a Master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at the Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Marcos Bastos Rocha. Mr. Rocha has served as a member of Oi’s board of directors since January 2018. He has also served as chairman of the board of directors of Paranapanema S.A. since March 2020, an independent member of the board of directors of IRB Brasil RE since March 2019, a member of the board of directors of Invepar S.A. since September 2019, a member of the board of directors of GRU Airport since November 2019 and a member of the board of directors of Brazil Fast Food Corporation since 2009. He has been a senior partner at DealMaker since July 2015 and served as a non-executive senior advisor at Roland Berger Strategy Consultants from September 2015 until December 2019. He served as a member of the board of directors of BC2 Construtora from April 2016 until May 2019 and alternate member of the board of directors of Light S.A. from September 2018 until April 2019. Between 2010 and 2015, Mr. Rocha was the vice president of finance and administration at Invepar – Investimentos e Participações em Infraestrutura and a member of the boards of directors of the companies in its portfolio. He was a member of the fiscal council of Abril Educação from 2012 to 2015. Between 2008 and 2009, Mr. Rocha was the CFO, investor relations officer, CIO, shared services officer and human resources officer at Globex Utilidades. Previously, he held the following positions: general executive officer at Banco Investcred Unibanco S.A. – Pontocred from 2005 until 2008; CFO and investor relations officer at Sendas S.A. from 2003 until 2005; CFO at the following companies: Horizon Telecom International from 2001 until 2002, GVT – Global Village Telecom in 2001, Global Telecom S.A. from 2000 until 2001 and Brazil Fast Food Corp. (Bob’s) from 1996 until 1998; administrative officer at Sony Music Entertainment from 1998 until 1999; and controller at Cyanamid Química do Brasil from 1991 until 1996. Mr. Rocha holds bachelor’s degree in electronic engineering from the Military Institute of Engineering (IME), a Master of Business Administration degree in finance from PUC-RJ and an Executive MBA in management from PDG/EXEC – SDE/IBMEC.

Maria Helena dos Santos Fernandes de Santana. Ms. Fernandes de Santana has served as a member of Oi’s board of directors since September 2018. She has been a member of the board of directors of the BME – Bolsas y Mercados Españoles since April 2016; a member of the audit committee of Itaú Unibanco Holding S.A. since June 2014 and a member of the board of directors and the chairman of the audit committee of XP Inc. Ms. Fernandes served as a trustee of the International Financial Reporting Standards Foundation from January 2014 until December 2019. She was a member of the board of directors of Companhia Brasileira de Distribuição, a retail company, between February 2013 and June 2017, Totvs S.A., an information technology company, between April 2013 and March 2017 and CPFL Energia S.A., an energy company, between April 2013 and April 2015. She previously worked at the CVM, where she served as Chairman, between July 2007 and July 2012, and Commissioner, between July 2006 and July 2007. She was chairwoman of the executive committee of the IOSCO – International Organization of Securities Commission between 2011 and 2012. She worked at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BOVESPA, between July 1994 and May 2006, where she was responsible for listed company oversight, attracting new companies and implementing the Novo Mercado. She holds a degree in Economics from the University of São Paulo.

Paulino do Rego Barros Jr. Mr. Barros has served as a member of Oi’s board of directors since September 2018. He was the Interim CEO of Equifax, INC, from September 2017 to April 2018, having previously led the company’s business in the Asia-Pacific region from July to September 2017, the company’s U.S. Information Solutions business from October 2015 to June 2017 and its international business unit, covering Latin America, Europe, Asia Pacific and Canada, from April 2010 to October 2015. Prior to joining Equifax, he founded PB&C – Global Investments (LLC), an international investment and consulting firm, and has been its President since November 2008. From January 2007 until November 2008, he was the President of AT&T Global Operations. He held various executive positions at BellSouth Corporation from December 2000 to January 2007 before BellSouth was acquired by AT&T, including Corporate Product Officer, President of BellSouth Latin America, Corporate Regional Vice-President of Latin America, and Chief Planning and Operations Officer for BellSouth International. From February 1996 to December 2000, he worked for Motorola, Inc., having served as Corporate Vice President and General Manager – Latin America Group and as Corporate Vice President and General Manager of Market Operations – Americas, for the Cellular Business Unit. He also held various positions at The NutraSweet Company, as well as at the U.S. and Latin American divisions of Monsanto Company. He served on the advisory board of Cingular Wireless, Converged Services Group and on the board of Alianza – the BellSouth Corporation Latino Association. Between 2012 and 2015, Mr. Barros served on the board of NII Holdings and is a member of the recently created McKinsey & Company, Inc. – Crisis Response Advisory Board. He holds a degree in mechanical and electrical engineering from the School of Industrial Engineering and the College of Engineering of São José dos Campos, in São Paulo, and holds a master’s degree in business administration from Washington University in St. Louis.

Wallim Cruz de Vasconcellos Junior. Mr. Vasconcellos has served as a member of Oi’s board of directors since September 2018. He has approximately 30 years of experience in the financial sector, specifically in mergers and acquisitions, debt restructuring, private equity investments and public share issuances and has participated in various boards of directors in both Brazil and abroad. In 2004, he founded Iposeira Capital Ltda., an independent company specializing in corporate advisory in Brazil. He was a partner at Lakeshore Partners from March 2013 to December 2014 and a founding partner of the STK Capital from 2010 to 2013. From June 2003 to June 2008, he served as Senior Representative in Brazil of the Special Operations Area of the International Finance Corporation – IFC, where he worked on credit recovery and equity investments in Brazil and managed a portfolio of approximately US$300 million. From September 2002 to January 2003, he was Director of the BNDES Industry Segment, responsible for the bank’s projects with companies in the industry, commerce and services sectors, and from October 2001 to August 2002 he served as Superintendent of the BNDES Fixed Income Segment, where he oversaw the department’s restructuring. He served as director of BNDESPAR, a subsidiary of BNDES, from April 1998 to September 2001, where he was responsible for the areas of investments and divestitures, including corporate restructuring, asset portfolio management, development of structured operations in the domestic and international markets, structuring of private equity funds and governance. Mr. Vasconcellos is an independent member of the board of directors, audit committee, and nominating committee of Pilgrim’s Pride Corporation and has served as a member of the boards of directors of Cremer, Sendas, Aracruz Celulose, Vale, Marlim Participações, Companhia Distribuidora de Gas do Rio de Janeiro – CEG and Santos Brasil Participações. He also served as Vice President of Property from June 2014 until June 2015 and as Vice-President of Finance until 2019 at Clube de Regatas do Flamengo. He holds a degree in Economics and a post-graduate degree in Finance from the Pontifical Catholic University of Rio de Janeiro. He also holds a masters in Sports Management from the Cruyff Institute.

Roger Solé Rafols. Mr. Solé has more than 20 years of experience in telecommunications, in the areas of marketing, product development, innovation, strategy and P&L management. He has been Vice-President of Marketing at Sprint Corporation since 2015. Prior to that time, he held the following positions: Vice-President of Marketing from 2009 to 2015, and Manager of Consumer Marketing from 2009 to 2011 at TIM Brasil; and Marketing Manager – Residential Segment from 2006 to 2008, and Manager of Value Adding Products and Services from 2001 to 2006 at Vivo. He also worked at DiamondCluster, known today as Oliver Wyman, from 1996 to 2001. Mr. Solé holds a bachelor’s degree in Business and a Master’s in Business Administration from ESADE – Escuela Superior de Administración y Dirección de Empresas, Barcelona, and a Master’s degree in Management of Audiovisual Companies from UPF – Universitat Pompeu Fabra, Instituto Desarrollo Continuo (IDEC), Barcelona. He also completed an exchange MBA program at UCLA – University of California, Los Angeles; an Advanced Management Program at IESE Business School, Universidad de Navarra, São Paulo-Barcelona; and a short executive education program in Finance and Strategy for Value Creation at The Wharton School at the University of Pennsylvania, Philadelphia.

Claudia Quintella Woods. Ms. Woods has more than 20 years of experience in strategic planning, marketing and sales, digital start-ups and multinational companies. She has been the General Manager of Uber Brasil since February 2019 and has also acted as Retail Director of Banco Original and as Executive Superintendent of Digital Channels (Corporate and Retail) of the aforementioned bank. Prior to that, she held the positions of Chief Executive Officer of Webmotors.com, Marketing and Digital Product Director of Walmart.com, Chief Executive Officer of Netmovies, Chief Marketing and Intelligence Officer for Latin America of Clickon, General Manager of Predicta, Senior Product Group Manager of L’Oréal Brazil, Relationship Marketing Manager of Ibest Company and Senior Consultant of Kaiser Associates. Ms. Woods holds a Bachelor of Arts degree from Bowdoin College, with double major in Environmental Sciences and Spanish and minor in Economics. She holds a Master’s degree in Business Administration from the COPPEAD Institute of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro – UFRJ) and a certificate of executive education on Building Ventures in Latin America from Harvard Business School.

Armando Lins Netto. Mr. Netto has been CEO of Fleetcor in Brazil since June 2014 responsible for all businesses and companies in the region. He was also Vice President of TIVIT, a Brazilian multinational in digital services, responsible for IT services and businesses. Before that, he was Director of the Banking Practice at Unysis and management consultant with McKinsey & Company at São Paulo and London offices. Mr. Netto holds a bachelor’s degree in Mechanical Engineering from Universidade Federal do Pará (UFPA – 1990), a master’s degree in Mechanical Engineering from the Universidade Estadual de Campinas (UNICAMP – 1993) and a PhD in Mechanical Engineering from the University of California, Berkeley (UCB – 1999).

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

The following table sets forth certain information with respect to the current members of Oi’s board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Rodrigo Modesto de Abreu	Chief Executive Officer	January 2020	50
Camille Loyo Faria	Chief Financial Officer and Investor Relations Officer	October 2019	46
Antonio Reinaldo Rabelo Filho	Chief Legal Officer	October 2019	44
José Claudio Moreira Gonçalves	Executive Officer without specific designation	March 2018	53
Bernardo Kos Winik	Executive Officer without specific designation	March 2018	51

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of Oi’s current executive officers.

Rodrigo Modesto de Abreu. Mr. Abreu has served as Oi’s Chief Executive Officer since February 2020, having previously served as Chief Operational Officer since September 2019. Prior to joining Oi, he was Chief Executive Officer of Quod, a big data company focused on credit risk analysis, beginning in June 2017. He was Managing Partner of Giau Consultoria Empresarial Ltda, a boutique management consulting firm, from November 2016 to November 2017, and was at the same time member of the board of directors of Vogel Soluções em Telecomunicações e Informática S.A., which operates fiber optic telecommunication services. From March 2013 to May 2016, he was the Chief Executive Officer and Board Member of TIM Participações S.A. and Chief Executive Officer of TIM Celular S.A. From December 2008 to March 2013, he served as President of the Brazilian operations of Cisco Systems, one of the largest information technology companies globally. Prior to that, Mr. Abreu was also Managing Director of Cisco Systems for the North of Latin America and the Caribbean from May 2006 to December 2008, President of Nortel Networks Brazil, a telecommunications equipment company, from June 2004 to April 2006, and Chief Executive Officer of Promon Tecnologia Ltda., a technology services company, from July 2000 to June 2004. Mr. Abreu holds a degree in Electrical Engineering from the State University of Campinas and an MBA from the Stanford Graduate School of Business.

Camille Loyo Faria. Ms. Loyo Faria has served as Oi’s chief financial officer and investor relations officer since October 2019. Ms. Loyo Faria previously served as Director of Energy, Technology, Media, Telecom and Industries at Bank of America Merrill Lynch. Previously, she held director positions, through which she was responsible for energy, technology, media and telecom at Bradesco BBI and Morgan Stanley. Ms. Loyo Faria also has extensive executive experience in the telecommunications and infrastructure sector, having held positions as Chief Executive Officer of Multiner, Chief Financial Officer of Terna Participações and Strategy Leader at Embratel and Telecom Italia Group in Brazil and Latin America. Ms. Loyo Faria holds a degree in chemical engineering from Pontífica Universidade Católica in Rio de Janeiro, an MBA degree in finance from Ibmec in Rio de Janeiro and a master’s degree in industrial engineering from Pontífica Universidade Católica in Rio de Janeiro.

Antonio Reinaldo Rabelo Filho. Mr. Rabelo Filho has served as Oi’s chief legal officer since October 2019. Mr. Rabelo Filho began his career at PricewaterhouseCoopers Brasil, which he left for Oi in 2000, where he held financial and legal positions, most recently in the Tax Law Directorate from 2007 to 2017. Since 2017, Mr. Rabelo Filho has been a partner at Andrade Rabelo Advogados Associados and played an active role in Oi’s judicial reorganization process and served as the foreign representative of Oi’s Judicial Reorganization in the courts of New York and the United Kingdom. Mr. Rabelo Filho has also held leadership positions on the board of the main technical associations in the telecommunications sector and is a member of the National and State Commissions of Tax Law and Judicial Recovery and Bankruptcy of the Brazilian Bar Association. Mr. Rabelo Filho holds a law degree from the Federal University of Bahia, a graduate degree in Business Law from IBMEC/RJ and a master’s degree in Tax Law from Pontífica Universidade Católica in São Paulo.

José Claudio Moreira Gonçalves. Mr. Gonçalves has served as Oi’s chief operating officer since March 2018. He built his career in the telecommunications industry and has expertise in the operation, maintenance and technological development of Oi’s networks. Mr. Gonçalves previously served as Oi’s executive director of operations since June 2011. He joined Oi in March 2000, having served as operations manager, director of network deployment and director of engineering. Mr. Gonçalves holds a bachelor’s degree in mechanical production engineering from Pontifícia Universidade Católica (PUC-Rio), a master’s degree in business administration from Fundação Getúlio Vargas (FGV-RJ), an executive MBA from Fundação Dom Cabral (FDC) and a post-executive MBA from the Kellogg School of Management.

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

The following table sets forth certain information with respect to the current members of Oi’s fiscal council and their alternates.

Name	Position	Member Since	Age
Pedro Wagner Pereira Coelho	Chairman	April 2016	71
Patricia Valente Stierli	Alternate	April 2019	64
Álvaro Bandeira	Member	April 2016	69
Wiliam da Cruz Leal	Alternate	April 2018	63
Daniela Maluf Pfeiffer	Member	April 2018	49
Luiz Fernando Nogueira	Alternate	April 2019	53
Raphael Manhães Martins(1)	Member	April 2019	37
Domenica Eisenstein Noronha(1)	Alternate	April 2018	43

(1)	Elected by Oi’s preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of Oi’s fiscal council and their alternates.

Fiscal Council Members

Pedro Wagner Pereira Coelho. Mr. Coelho has served as chairman of Oi’s fiscal council since April 2017 and member since April 2016. He has also served as chairman of the fiscal council of Magnesita Refratários S.A. since April 2008, as member of the fiscal council of Parnaiba Gas Natural S.A. since October 2015 and as member of the supervisory board of Estácio Participações S.A. since April 2012. Mr. Coelho was also a partner of Carpe Diem – Consultoria, Planejamento e Assessoria Empresarial Ltda. from 2011 until 2016. He worked as controller at Banco de Investimentos Garantia S/A., investment bank, from May 1982 until July 1997 and as an auditor at PricewaterhouseCoopers Auditores Independentes from October 1978 to April 1981. Previously, he was chairman of the fiscal council of Lojas Americanas S.A., Tele Norte Leste Participações S.A., Telemar Participações S.A., TAM S.A. and Empresa Energética de Mato Grosso do Sul S.A. (Enersul). Mr. Coelho holds a bachelor’s degree in business administration from the Sociedade Universitária Augusto Motta – SUAM and in accounting from Sociedade Madeira de Ley – SOMLEY.

Álvaro Bandeira. Mr. Bandeira has served as a member of Oi’s fiscal council since April 2017 and as an alternate member of Oi’s fiscal council since April 2016. He has also served as chief economist of Brokerage Modalmais since 2015, the year he joined the institution. Mr. Bandeira also served as chief economist of Orama from 2011 to 2015 and held various positions at Ágora Corretora from April 2001 until December 2010. He was president of the Brazilian Futures Exchange, president of regional chapters of APIMEC for five administrations, Director of BVRJ and BM&F, as well as former full member of the Supervisory Board of Souza Cruz. Mr. Bandeira has spoken in several conferences related to the capital markets and personal finance and has developed lectures at universities and companies on related issues. He regularly contributes to publications regarding economics, and on financial education websites including Dinheirama and Infomoney. Mr. Bandeira holds a bachelor’s degree in economics from UFRJ and a graduate degree in administration from Coppe –RUFRJ.

Daniela Maluf Pfeiffer. Mrs. Pfeiffer has served as a member of Oi’s fiscal council since April 2018. She is a partner at DXA Investments, an asset management firm, since January 2018. She was a partner at Canepa Asset Brasil, also funds management company, and was responsible for investors’ relations from January 2014 to October 2017. She previously worked as a partner at Nova Gestão de Recursos, an investment firm, from October 2011 to June 2013. Mrs. Pfeiffer is not a member of any management body of a publicly-held company. She was previously a member of the fiscal council of Banco Sofisa S.A. from April 2014 to April 2017; a member of the fiscal council of Viver Incorporadora e Construtora S.A. from April 2011 to April 2017; a member of the fiscal council of Banco Panamericano S.A. from September 2010 to April 2014; a member of the fiscal council of Santos Brasil S.A. from 2003 to 2005; a member of the Board of Directors of Brasil Telecom S.A. from 2003 to 2005; a member of the Board of Directors of Telemig Celular S.A. from 2003 to 2005; a member of the Board of Directors of Amazônia Celular S.A., or Amazônia, from 2003 to 2005; a member of the Fiscal Council of Amazônia from 1998 to 2002 and a member of the fiscal council of Telemig Celular S.A. from 1998 to 200. She is an IBGC-certified fiscal council member. Mrs. Pfeiffer holds a degree in administration by UFRJ from 1992 and an MBA in corporate management from FGV.

Raphael Manhães Martins. Mr. Martins has served as a member of Oi’s fiscal council since April 2019. He has been a partner at the law firm Faoro & Fucci since 2010. In 2010, he was a professor at UFRJ. From 2007 to 2009, he was a professor at Universidade do Estado do Rio de Janeiro (UERJ). Mr. Martins has served as a member of the board of directors of Eternit S.A. since 2015, Light S.A. since 2018 and Condor S.A. – Indústria Química since 2017. He has also served as a member of the fiscal council of Vale S.A. since 2015. Previously, Mr. Martins served as a member of the fiscal council of Light S.A. from 2014 to 2018 and Embratel Participações S.A. in 2014. Mr. Martins is a member of the Brazilian Bar Association, Rio de Janeiro Section (OAB-RJ).

Alternate Fiscal Council Members

Patricia Valente Stierli. Mrs. Valente has served as an alternate member of Oi’s fiscal council since April 2019. Mrs. Valente is a member of the fiscal council of Eletrobras – Centrais Elétricas S.A., as a financial specialist (since 2017), a member of the board of directors of PPE Fios Esmaltados S.A. (since 2018), a member of the fiscal council of Sociedade Beneficiente de Senhoras – Hospital Sírio Libanês (tenured from 2018 to 2021) and an alternate member of the fiscal council of Centro de Integração Empresa Escola CIEE (since 2018). Mrs. Valente previously served as a member of the fiscal council of Bardella S.A. Indústrias Mecânicas, (from 2015 to October 2018, a member of the board of directors of Pettenati S.A. Indústria Têxtil (during 2015), an alternate member of the fiscal council of Dohler S.A. (from 2017 to 2018) and a member of the board of directors and fiscal council of publicly-held companies, as a minority shareholders’ representative. In addition, Mrs. Valente has experience managing third-party resources, after having been a statutory officer at Banco Fator S.A. and Sadefem Equipamentos for six years, working in management and being in charge of institutional and retail clients. She also worked as a financial officer at Montagens S.A., where she was in charge of accounting, fiscal, budget, treasury and human resources. Mrs. Valente holds a bachelor’s degree in business administration from the Fundação Getúlio Vargas Foundation (FGV) and completed a Management for Graduates specialization course at CEAG (MBA)—EAESP / FGV and her specialization in controllership course at GVPEC.

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

The aggregate compensation paid by us to all members of Oi’s board of directors, board of executive officers and fiscal council for services in all capacities during 2019 was R$64.5 million. This amount includes pension, retirement or similar benefits for Oi’s officers and directors. At Oi’s 2020 annual shareholders’ meeting, Oi’s shareholders established the following compensation for the year 2020:

•	board of directors: an aggregate limit of approximately R$8.2 million;

•	board of executive officers: an aggregate limit of approximately R$69.6 million; and

•	fiscal council: the minimum amount established under Paragraph 3 of Article 162 of the Brazilian Corporate Law.

Oi compensates alternate members of its fiscal council for each meeting of the fiscal council that they attend.

Oi’s executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Members of Oi’s board of directors and fiscal council are not entitled to these benefits.

Members of Oi’s board of directors and fiscal council are not parties to contracts providing for benefits upon their termination. Some of our executive officers are entitled to severance payments in certain circumstances upon termination of their contracts.

Long-Term Incentive Program

On March 13, 2015, Oi’s board of directors approved a long-term incentive plan for certain of Oi’s executives. The purpose of the long-term incentive plan is to encourage integration, align the interests of management with that of shareholders and retain our strategic executives in the medium- and long-term. The long-term incentive plan program ran from 2015 until 2017. Compensation under the long-term incentive plan, calculated based on Oi’s share price, and was paid in three annual installments in 2016, 2017 and 2018. During 2018 and 2017, we paid aggregate amounts of R$21.8 million and R$13.6 million, respectively, pursuant to the long-term incentive plan.

On April 26, 2019, Oi’s shareholders approved two share-based long-term incentive plans for the period from 2019 to 2021: one the members of Oi’s board of directors, and the other for certain executives. The purpose of the plan for the members of the board of directors is to promote high engagement levels of the members of the board of directors, to keep the members committed to supporting our meeting of our strategic goals, and to seek to align the members with our shareholders in the medium and long term. The purpose of the plan for the executives is to promote a high level of commitment of these executives, to keep them committed in order to ensure the achievement of our strategic goals, and to seek to align the executives with our shareholders for the medium and long term.

Under these plans, the board of directors is authorized to make annual grants of Common Shares to members of the board of directors and to our executives. The maximum number of Common Shares permitted to be granted is limited to 1.5% of the total capital stock of Oi as of April 26, 2019 under the plan for our executives, and 0.4% under the plan for the board of directors. Common Shares granted under these plans vest in equal amounts over a three year period, subject to conditions of continued employment and conditions related to the market valuation of our Common Shares.

At the time of the approval of these plans by our shareholders, our board of directors decided that we would refrain from implementing these plans until the RJ Court rendered a judgement regarding these plans. On December 20, 2019, the RJ Court ruled that the plan for members of our board of directors would be suspended until the conclusion of the RJ Proceedings. On December 30, 2019, we made grants of 33,704,937 Common Shares to our executives. Following the conclusion of the RJ Proceedings, the plan for members of our board of directors will be implemented in the form approved on April 26, 2019.

Audit, Risks and Controls Committee

The Audit, Risks and Controls Committee (Comitê de Auditoria, Riscos e Controle), or the CARC, is a statutory advisory committee to our board of directors. According to its internal regulations, the CARC is responsible for:

•	advising our board of directors in connection with business risk assessment, internal control mechanisms and supervising internal audits;

•	promoting communications between the company’s administrative and supervisory bodies, independent auditors and the internal audit bodies;

•	supervising the management and control of contingencies; and

•

analyzing the quarterly information and the financial statements prepared periodically by the company, including the audited consolidated financial statements, as well as the management report and any analysis disclosed by management of our company’s financial condition and operating results.

The CARC must be composed of three to five members, all of whom must be members of Oi’s board of directors and meet the independence requirements of Rule 10A-3 under the Exchange Act. According to article 32 of Oi’s by-laws, the members of the CARC are appointed by Oi’s board of directors.

Members of the CARC serve for a two-year terms that coincide with the terms of the members of our board of directors. One of the members is designated as the chairman of the CARC. The current members of the CARC are: Henrique José Fernandes Luz (chairman), Marcos Bastos Rocha, Marcos Grodetzky, Wallim Cruz de Vasconcellos Junior, and Maria Helena dos Santos Fernandes de Santana.

The CARC is responsible for performing the functions of an audit committee set forth in Rule 10A-3 under the Exchange Act, other than the engagement and dismissal of our independent auditors. Under Brazilian law, the function of engaging independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

Share Ownership

As of April 24, 2020, the number of Common Shares and Preferred Shares held by the members of Oi’s board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of Oi’s outstanding shares.

Employees

As of December 31, 2019, we had a total of 58,089 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations and support areas.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2019	2018	2017
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	36,149	34,620	33,019
Sales and marketing	4,808	5,131	5,069
Call center operations	15,046	14,993	13,202
Support areas	2,086	2,131	4,002
Authorized agents	—	—	154

Total	58,089	56,875	55,446

Number of employees by geographic location:
Rio de Janeiro	15,296	15,406	16,657
Goiás	7,708	7,666	6,795
Paraná	7,175	6,996	6,040
Mato Gross do Sul	3,542	3,818	3,077
São Paulo	1,470	1,630	1,612
Minas Gerais	1,437	1,544	1,506
Rio Grande do Sul	3,945	3,730	3,555
Bahia	4,115	3,345	3,439
Federal District	770	715	588
Santa Catarina	2,025	2,195	2,503
Pernambuco	2,185	2,108	1,756
Ceará	1,828	1,941	1,746
Pará	1,599	1,367	1,536
Mato Grosso	199	192	195
Maranhão	1,098	806	963
Amazonas	821	730	624
Espírito Santo	132	148	143
Paraiba	439	462	503
Piauí	601	522	572
Rondônia	88	89	86
Rio Grande do Norte	436	458	495
Sergipe	284	328	345
Alagoas	269	290	326
Tocantins	68	61	55
Amapá	251	154	153
Acre	39	40	40
Roraima	269	134	136

Total	58,089	56,875	55,446

We negotiate separate collective bargaining agreements with three union committees each representing the local unions in several Brazilian states. New collective bargaining agreements are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2019, approximately 40.5%, respectively, of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações) or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações). We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2019, the PBS-A plan had a surplus of R$1,683 million. We were not required to make contributions to the PBS-A plan in 2019.

PAMA Plan and PCE Plan. Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the R$3,042 million surplus in the PBS-A plan to the PAMA plan to ensure the solvency of the PAMA plan. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2019, the PAMA plan had a surplus of R$279million. We were not required to make contributions to the PAMA plan in the year ended December 31, 2019.

Fundação Atlântico de Seguridade Social

FATL is a not-for-profit, independent private pension fund that manages pension plans for the employees of its plans’ sponsors.

PBS-TNCP Plan. Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. Since January 2016, the PBS-TNCP plan has been managed by FATL.

As of December 31, 2019, the PBS-TNCP plan had a surplus of R$24 million. We were not required to make contributions to the PBS-TNCP plan in the year ended December 31, 2019.

CELPREV Plan. In March 2004, Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV plan, a defined contribution plan managed by Sistel. Since January 2016, the CELPREV plan has been managed by FATL. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2019, the CELPREV plan had a surplus of R$4 million. We were not required to make contributions to the CELPREV plan in the year ended December 31, 2019.

TCSPREV Plan. In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw sponsorship of these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV plan, a private variable contribution pension plan and settled benefit plan. Approximately 80% of participants in the PBS-A plan migrated to the TCSPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TCSPREV plan, began managing the TCSPREV plan. In January 2010, FATL began managing the TCSPREV plan.

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

In November 2018, the BrTPREV benefit plan was effectively merged into the TCSPREV benefit plan, according to ordinance No.995 of the National Superintendency of Complementary Social Security (Superintendência Nacional de Previdência Complementar), dated October 24, 2018. With the recognition and registration of the merger, the participants and beneficiaries linked to BrTPREV automatically became participants and beneficiaries of TCSPREV, in accordance with the categories of beneficiaries existing on the day prior to the merger date.

The BrTPREV plan is a private defined contribution plan that we began sponsoring in October 2002. Approximately 96% of our active employees that were participants in the Fundador/Alternativo plan (for which we assumed liability in 2000 as a result of our acquisition of CRT—Companhia Riograndense de Telecomunicações) migrated to the BrTPREV plan. The BrTPREV plan was offered to our new employees from March 2003 to February 2005, when it was closed to new participants. In 2012, as sponsor of the BrTPREV plan, Oi entered into a financial obligation agreement with FATL with respect to deficits under the BrTPREV plan. We remain bound to this financial obligation contract. This obligation was classified as a Class I claim under the RJ Plan.

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2019, we had recorded R$627 on our balance sheet as “liability for pension benefits,” net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets.

As of December 31, 2019, the TCSPREV plan was balanced. This position is recognized by Resolution 16/2014 of the National Council of Supplementary Pensions (CNPC). We made contributions to the incorporated BrTPREV plan of less than R$1 million in the year ended December 31, 2019.

PBS-Telemar Plan. In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS-Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan. The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants.

As of December 31, 2019, the PBS-Telemar plan had a surplus of R$65million. We made contributions to the PBS-Telemar plan of less than R$1 million in the year ended December 31, 2019.

TelemarPrev Plan. In September 2000, Telemar began sponsoring the TelemarPrev plan, a private variable contribution pension plan. Approximately 96% of participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FATL began managing the TelemarPrev plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan.

As of December 31, 2019, the TelemarPrev plan had a surplus of R$320 million. We were not required to make contributions to the TelemarPrev plan in the year ended December 31, 2019.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2019, we contributed R$304 million to the medical and dental assistance plans, R$3 million to the occupational medicine plans, R$333 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador) and R$88 million to the other benefits programs.

Profit Sharing Plans

The operational targets are part of a profit sharing plan implemented by the Company as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if financial and operational targets defined annually by our board of directors are achieved. As of December 31, 2019, we had provisioned R$247 million to be distributed in variable compensation with respect to 2019.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic operational and financial targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. In 2019, we offered approximately 4.9 million hours of training and we invested approximately R$23.5 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: Common Shares and Preferred Shares with no par value. Generally, only Common Shares have voting rights. Preferred Shares have voting rights only in exceptional circumstances. As of the date of this annual report, Preferred Shares have full voting rights pursuant to Oi’s by-laws as a result of Oi’s failure to make mandatory dividend payments since 2014. For more information, see “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Policy” and “Item 10. Additional Information—Description of Oi’s By-laws—Voting Rights—Voting Rights of Preferred Shares.”

As of April 24, 2020, Oi had issued 5,954,205,001 total shares, consisting of 5,796,477,760 issued Common Shares and 157,727,241 issued Preferred Shares, including 30,595 Common Shares and 1,811,755 Preferred Shares held in treasury.

As of April 24, 2020, Oi had approximately 1.4 million shareholders, including 51 U.S. resident holders of Common Shares (including the depositary of the Common ADS program) and approximately 5 U.S. resident holders of Preferred Shares (including the depositary of the Preferred ADS program). As of April 24, 2020, there were approximately 1.3 billion Common Shares (including Common Shares represented by ADSs) and approximately 29 million Preferred Shares (including Preferred Shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of Common Shares and Preferred Shares as of April 24, 2020, by each person whom we know to be the owner of more than 5% of the outstanding shares of any class of Oi’s share capital, and by all of Oi’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of any class of Oi’s share capital. Oi’s principal shareholders have the same voting rights with respect to each class of Oi’s shares that they own as other holders of shares of that class.

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

	Common Shares			Preferred Shares			Total
Name	Number of Shares		% of Shares Outstanding (1)	Number of Shares		% of Shares Outstanding (1)	Number of Shares		% of Shares Outstanding (1)
Brookfield Funds(2)	535,308,795		9.24	—		—	535,308,795		8.99
GoldenTree Funds(3)	317,881,347		5.48	—		—	317,881,347		5.34
Solus Funds(4)	371,261,320		6.40	14,133,586		9.06	385,394,906		6.47
Bratel S.à r.l.(5)	312,827,844		5.40	1,800,000		1.15	314,627,844		5.29
All directors, fiscal council members and their alternates, and executive officers as a group	5,910	*		24	*		5,934	*

(1)

Based on the number of total shares outstanding (5,952,362,651 shares) as of April 24, 2020, which is the sum of the total number of Common Shares outstanding (5,796,447,165 Common Shares) and the total number of Preferred Shares outstanding (155,915,486 Preferred Shares) as of April 24, 2020.

(2)	Collectively refers to certain funds managed by certain Brookfield Asset Management, Inc.
(3)

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

(4)

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

(5)

Bratel S.à r.l., a Luxembourg private limited liability company, is a wholly-owned subsidiary of Pharol. Excludes 8,538,277 Common Shares and 17,076,554 Preferred Shares which Pharol has the option to acquire from PTIF in accordance with the PT Option Agreement. See “—PT Option Agreement.”

*	less than 1%

Changes in Share Ownership

Changes in GoldenTree Shareholding Interest

In August 2018, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D with the SEC disclosing the GoldenTree Funds’ ownership of 201,823,190 Common Shares as of July 27, 2018, which was equivalent to 9.39% of Oi’s outstanding common stock. Of these, the GoldenTree Funds acquired 187,339,290 Common Shares through their participation in the Capitalization of Credits Capital Increase. In addition, the GoldenTree Funds received 2,645,333 ADWs in the Capitalization of Credits Capital Increase, which they had the right to exercise to acquire 13,226,665 Common Shares.

In November 2018, GoldenTree Asset Management LP, GoldenTree Asset Management LLC, and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 258,592,500 Common Shares as of November 28, 2018, which was equivalent to 11.4% of Oi’s outstanding common stock.

In January 2019, GoldenTree Asset Management LP, GoldenTree Asset Management LLC, and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 593,920,753 Common Shares as of January 16, 2018, which was equivalent to 15.4% of Oi’s outstanding common stock.

In January 2019, the GoldenTree Funds acquired Common Shares through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

In April 2019, GoldenTree Asset Management LP, GoldenTree Asset Management LLC, and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 865,512,751 Common Shares as of April 9, 2019, which was equivalent to 14.7% of Oi’s outstanding common stock.

In August 2019, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 850,609,751 Common Shares as of August 19, 2019, which was equivalent to 12.8% of Oi’s outstanding common stock

In September 2019, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 739,956,951 Common Shares as of September 17, 2019, which was equivalent to 12.8% of Oi’s outstanding common stock.

In January 2020, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 567,482,776 Common Shares as of January 24, 2020, which was equivalent to 9.79% of Oi’s outstanding common stock.

In March 2020, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 398,881,176 Common Shares as of March 13, 2020, which was equivalent to 6.88% of Oi’s outstanding common stock.

In April 2020, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum jointly filed a Schedule 13D with the SEC disclosing the GoldenTree Funds’ ownership of 317,881,347 Common Shares as of April 23, 2020, which was equivalent to 5.48% of Oi’s outstanding common stock.

Changes in Solus Shareholding Interest

In February 2019, Solus Alternative Asset Management LP, a Delaware limited partnership that serves as the investment manager to the Solus Funds with respect to the Preferred Shares held by the Solus Funds, Solus GP LLC, a Delaware limited liability company that serves as the general partner to Solus Alternative Asset Management LP, and Mr. Christopher Pucillo, a United States citizen, who serves as the managing member to Solus GP LLC, jointly filed a Schedule 13G with the SEC disclosing the Solus Funds’ ownership of 201,230,955 Common Shares, which was equivalent to 8.88% of Oi’s outstanding common stock as of December 31, 2018, and 14,145,359 Preferred Shares, which was equivalent to 9.07% of Oi’s outstanding preferred stock as of December 31, 2018.

In January 2019, the Solus Funds acquired Common Shares through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

In February 2020, Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo jointly filed a Schedule 13G with the SEC disclosing the Solus Funds’ ownership of 371,261,320 Common Shares which was equivalent to 6.40% of Oi’s outstanding common stock as of December 31, 2019, and 14,133,586 Preferred Shares, which was equivalent to 8.96% of Oi’s outstanding preferred stock as of December 31, 2019.

Changes in Brookfield Shareholding Interest

In September 2018, Brookfield Asset Management, Inc. and certain funds managed by it, or the Brookfield Funds, jointly filed a Schedule 13D with the SEC disclosing the Brookfield Funds’ ownership of 123,396,285 Common Shares as of August 16, 2018, which was equivalent to 5.74% of Oi’s outstanding common stock. Of these, certain of the Brookfield Funds acquired 106,054,035 Common Shares through their participation in the Capitalization of Credits Capital Increase and 17,342,250 Common Shares through open market purchases. In addition, the Brookfield Funds received 1,515,232 ADWs in the Capitalization of Credits Capital Increase, which they had the right to exercise to acquire 7,576,160 Common ADSs.

In January 2019, Brookfield Asset Management, Inc. and the Brookfield Funds jointly filed a Schedule 13D/A with the SEC disclosing the Brookfield Funds’ ownership of 343,410,230 Common Shares as of January 11, 2019, which was equivalent to 9.0% of Oi’s outstanding common stock, all of which were held in the form of 68,682,046 ADSs, which included Common Shares that the Brookfield Funds had the right to acquire through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

In January 2019, the Brookfield Funds acquired Common Shares through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

Changes in Bratel Shareholding Interest

As of January 1, 2017, Bratel B.V., a wholly-owned subsidiary of Pharol, owned 183,662,204 Common Shares.

On September 15, 2017 and September 29, 2017, Oi received letters from Bratel B.V. informing it that Bratel B.V. had transferred its shareholding interests in Oi to its wholly-owned subsidiary Bratel S.à r.l.

We believe that Bratel S.à r.l. acquired 110,597,655 Common Shares through its participation in the Capitalization of Credits Capital Increase and through open market purchases prior to the settlement of the Pharol Settlement Agreement on April 3, 2019.

In accordance with the Pharol Settlement Agreement, which was confirmed by the RJ Court in a decision that became final on April 3, 2019, Oi transferred to Bratel 32,000,000 Common Shares and 1,800,000 Preferred Shares held in treasury.

Based on records that we receive from the B3 related to current holdings of our share capital through the B3, we believe that Bratel S.à r.l. has disposed of 13,432,015 Common Shares through open market purchases since the settlement of the Pharol Settlement Agreement on April 3, 2019.

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

in each case, less the number of shares with respect to the PT Option has been previously exercised. As of March 31, 2020, Pharol had not exercised the PT Option with respect to any of Oi’s shares and, as a result, the option over 38,896,595 Common Shares and 77,793,190 of Preferred Shares has lapsed. The exercise prices under the PT Option are R$20.104 per Common Share and R$18.529 per Preferred Share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with Oi’s principal shareholders and their affiliates since January 1, 2019.

Under the Brazilian Corporate Law, Oi’s directors and Oi’s executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

Transactions with Hispamar

We own 19% of the capital stock of Hispamar. We lease transponders on the Amazonas 3 satellite from Hispamar, which we use to provide voice and data services. During 2019, our total consolidated expenses under the lease agreements amounted to R$203 million. As of December 31, 2019, we had accounts payable to Hispamar of R$50 million.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in our service areas. During 2019, our total consolidated expenses for services rendered by AIX amounted to R$21 million.

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

As of December 31, 2019, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled R$36,134 million, and we had established provisions of R$5,252 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 24 to our audited consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2019, we had made judicial deposits in the aggregate amount of R$8,166 million, and obtained financial guarantees from third parties in the aggregate amount of R$11,910 million. During 2019, we paid fees in the aggregate amount of R$251 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2019, we had pledged 1,811,755 Preferred Shares, representing 1.15% of our outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2019, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$29,467 million, and we had recorded provisions of R$1,051 million relating to these proceedings. In accordance with Brazilian law, our tax contingencies are not subject to the RJ Plan.

The Brazilian corporate tax system is complex, and as of the date of this annual report, we are involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 24 to our audited consolidated financial statements included in this annual report. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. As of the date of this annual report, we do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$13,470 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2019, we had recorded provisions in the amount of R$746 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$2,840 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2019, we had recorded provisions in the amount of R$69 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$5,134 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2019, we had recorded provisions in the amount of R$5 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$650 million of these assessments. As of December 31, 2019, we had recorded provisions of R$24 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$585 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$2,136 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2019, we had recorded provisions of R$23 million for those assessments in respect of which we deemed the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2019, we deemed the risk of loss as possible with respect to approximately R$4,186 million of these assessments. As December 31, 2019, we had recorded provisions in the amount of R$184 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2019, the total estimated contingency in connection with civil claims against us in respect of which the risk of loss was deemed probable or possible, totaled R$3,818 million, and we had recorded provisions of R$2,150 million relating to these proceedings.

Administrative Proceedings

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the RGQ and the PGMU.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us.

As of December 31, 2019, we had recorded provisions in the amount of R$570 million with respect to these claims.

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. During 2019, no fines or penalties were levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

Financial Interest Agreements (PEX and PCT)

Prior to the privatization of Telebrás, users of fixed-line telephony services in Brazil were required to purchase the right to use fixed telephone lines. These purchases could be made through two types of financial interest agreements: (1) Plan of Expansion (Plano de Expansão), or PEX, contracts; and (2) Community Telephone Program (Planta Comunitária de Telefonia), or PCT, contracts. Under PEX contracts, customers who purchased a telephone line acquired the right subscribe for a number of a telephone company’s shares. Under the PCT program, users who purchased a telephone line acquired a participation in an association formed by a local community that subcontracted the construction or expansion of necessary infrastructure, which was then sold to the telephone company, in exchange for shares of the company. The number of shares to be issued to each user was determined based on a formula that divided the contract value by the book value of the shares.

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

As of December 31, 2019, we had recorded provisions in the amount of R$398 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 47 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. As of the date of this annual report, all of these proceedings are under appeal. As of December 31, 2019, we had recorded provisions in the amount of R$16.6 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Brazilian Federal Prosecutor’s Office seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of a corporate reorganization in 2012, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2019, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2019, we had recorded provisions in the amount of R$119 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2019, we had recorded provisions in the amount of R$1,063 million in respect of these claims.

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

As of December 31, 2019, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,849 million, and we had recorded provisions of R$2,051 million relating to these proceedings.

Legal Proceedings Relating to Our Financial Restructuring

Judicial Reorganization Proceedings

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors.

On December 20, 2017, the RJ Plan was approved by a significant majority of creditors of each class present at a GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

During 2018, the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan was concluded.

Extension of the Judicial Reorganization Proceedings

The Brazilian Bankruptcy Law provides that the RJ Proceedings and the judicial supervision of the RJ Debtors may be terminated on the second anniversary of the Brazilian Confirmation Date if the RJ Court determines that all obligations provided for in the RJ Plan have been satisfied based on the analysis of compliance with the RJ Plan.

On December 6, 2019, we filed a petition with the RJ Court requesting that the judicial supervision of the RJ Debtors not be terminated on February 5, 2020, the second anniversary of the Brazilian Confirmation Date, in order to allow us to continue to execute the RJ Plan and remain focused on our strategic transformation. Notwithstanding the conclusion of the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan, we presented to the RJ Court circumstances related to the complexity inherent to the magnitude of the RJ Proceedings and the ongoing reforms in the legal-regulatory environment, which we believe require additional measures yet to be implemented under the RJ Proceedings.

On February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our strategic plan. At the new general creditors’ meeting, only creditors of the RJ Debtors that held credits and had voting rights at the time of the original GCM and who continued to hold an interest in the debt obligations or equity securities of the RJ Debtors on February 27, 2020 will be entitled to vote.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. The RJ Court required that:

•	the RJ Debtors must submit the proposed amendment to the RJ Plan to the RJ Court on or prior to September 8, 2020; and

•

the new general creditors’ meeting organized by the Judicial Administrator must take place within 60 days from the date of submission of the proposed amendment to the RJ Plan to the RJ Court by the RJ Debtors.

We intend to seek to amend the RJ Plan in order to facilitate asset sales contemplated by our strategic plan, including the potential sale of our mobile business and the proposed sales of other non-core assets. We continue to discuss the terms of the proposed amendment with various constituencies of our company and can provide no assurances with respect to the specific terms of the proposed amendment that will be presented to the RJ Court.

ANATEL Proceedings

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

Notwithstanding the above, ANATEL has challenged the treatment of its outstanding claims for fines, interest and penalties in the RJ Proceedings. Concurrently with our negotiations with our financial creditors as part of our RJ Proceedings, we engaged in negotiation and litigation with ANATEL, our largest creditor, with respect to the treatment of outstanding claims for fines, interest and penalties in the RJ Proceedings. On November 24, 2016, a hearing was held with the goal of consensually resolving ANATEL’s claims against the RJ Debtors’ as part of a mediation procedure initiated under RJ Proceedings. However, ANATEL filed an appeal against the decision which ordered the mediation, which is pending judgement.

The revised list of creditors submitted to the RJ Court by the Judicial Administrator, or the Second List of Creditors, recognized claims of ANATEL in the aggregate amount of approximately R$11.1 billion. On June 9, 2017 ANATEL filed a challenge to the Second List of Creditors, objecting the inclusion of its claim. We disagree with the amount and are challenging some of the noncompliance events alleged by ANATEL, and are also challenging the fairness of the penalties, emphasizing the unreasonableness of the amount of the imposed fines in light of the alleged noncompliance events.

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

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, intellectual property and supplementary pension plan, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2019, we deemed the risk of loss as possible with respect to R$30,882 million of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs; however, the value of some of these claims, cannot be estimated at this time. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

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

Notwithstanding the above, under Section 10.1 of the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until February 5, 2024. After February 5, 2024, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1.

The restrictions of the payment of dividends and other distributions described above are subject to the following exceptions:

•	dividends, return on capital or other distributions made between the RJ Debtors;

•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after February5, 2018; and

•	any payment of dividends made in accordance with the RJ Plan.

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

Markets for Oi’s Equity Securities

The principal trading market for Common Shares and Preferred Shares is the B3, where they are traded under the symbols “OIBR3” and “OIBR4,” respectively. Oi’s Common ADSs trade on the NYSE under the symbol “OIBR.C.” The OTC Markets Group, Inc. publishes quotations for Oi’s Preferred ADS in the “pink sheets” under the trading symbol OIBRQ.

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

Trading and Settlement

Trading of equity securities on the B3 is conducted through an electronic trading system called Megabolsa every business day, typically from 10:00 a.m. to 5:00 p.m., São Paulo time. During certain months, however, to account for daylight saving time in Brazil and more closely align with trading hours in the United States, trading hours on the B3 are extended by one hour to 6:00 p.m., São Paulo time. When trading ends at 5:00 p.m. São Paulo time, trading of equity securities on the B3 is also conducted after market between 5:25 p.m. and 6:00 p.m., São Paulo time, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet. When trading ends at 5:00 p.m. São Paulo time, there is no after-market trading.

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

Settlement of transactions on the B3 is effected two business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the B3.

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

As of December 31, 2019 and April 24, 2020, Oi had outstanding share capital of R$32,538,937,370.00, comprised of 5,954,205,001 total shares, consisting of 5,796,477,760 issued Common Shares and 157,727,241 issued Preferred Shares, including 30,595 Common Shares and 1,811,755 Preferred Shares held in treasury. All of Oi’s outstanding share capital is fully paid. All of Oi’s shares are without par value. Under the Brazilian Corporate Law, the aggregate number of Oi’s non-voting and limited voting preferred shares may not exceed two-thirds of Oi’s total outstanding share capital. In addition, Oi’s board of directors may increase Oi’s share capital to a number of Common Shares equivalent to R$38,038,701,741.49, provided that no Preferred Shares are issued by Oi in public or private subscriptions.

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

Election of Directors

The members of Oi’s board of directors are elected at general meetings of shareholders for concurrent two-year terms and are eligible for reelection.

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

Qualification of Directors

There is no minimum share ownership or citizenship or residency requirement to qualify for membership on Oi’s board of directors. Oi’s by-laws do not require the members of its board of directors to be residents of Brazil. The Brazilian Corporate Law requires each of Oi’s executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years after the end of such member’s term of office. Pursuant to Oi’s by-laws, Oi’s directors may not (1) hold positions, particularly positions in advisory, management or audit committees, of companies that compete with Oi or its subsidiaries, and (2) may not have conflicts of interest with Oi or its subsidiaries.

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

Preferred Shares are non-voting, except in limited circumstances, and do not have priority over Common Shares in the case of Oi’s liquidation. See “—Voting Rights” for information regarding the voting rights of Oi’s preferred shares and “Item 8. Financial Information—Dividends and Dividend Policy” for information regarding the distribution preferences of Preferred Shares.

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

In accordance with the Brazilian Corporate Law, the holders of Preferred Shares are entitled to elect one effective member and the respective alternate to Oi’s fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates of the fiscal council, who, in any event, must exceed the number of members elected in the separate election by the holders of Preferred Shares and the minority shareholders.

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

Annex II of Resolution No. 4,373 – ADSs

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Common ADS program was approved by the Brazilian Central Bank and the CVM prior to the issuance of the Common ADSs. Accordingly, as a general rule, the proceeds from the sale of Common ADSs by non-Brazilian resident holders of Common ADSs outside Brazil are not subject to Brazilian foreign investment controls, and holders of Common ADSs who are not domiciled in a Favorable Tax Jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

Oi pays dividends and other cash distributions with respect to the Common Shares in reais. Oi has obtained electronic certificates of foreign capital registration from the Brazilian Central Bank in the name of the depositary of the Common ADS program to be maintained by the custodian of the Common ADS program. Pursuant to this registration, the ADS Custodian is able to convert dividends and other distributions with respect to Common Shares represented by Common ADSs into foreign currency and remit the proceeds outside Brazil to the depositary of the Common ADS program so that the depositary of the Common ADS program may distribute these proceeds to the holders of record of the Common ADSs.

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

The custodian of the Common ADS program is authorized to update the electronic registration of the depositary of the Common ADS program to reflect conversions of Common ADSs into foreign portfolio investments under Resolution No. 4,373.

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

Pursuant to Brazilian law, the non-resident holder may invest in Common Shares or Preferred Shares under Resolution 4,373, of September 2014, of the National Monetary Council (a “4,373 Holder”).

Dividends

As of the date of this annual report, dividends paid by a Brazilian corporation, such as Oi, in cash or in kind, including stock dividends and other dividends paid to a Non-Brazilian Holder of Common Shares, Preferred Shares or ADSs are not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, significantly modified Brazilian Corporate Law in order to align the generally accepted Brazilian accounting standards to the IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime (regime tributário de transição – “RTT”), in order to render neutral, from a tax perspective, all changes provided by Law No. 11,638. Under the RTT, Brazilian companies, for tax purposes, should observe the accounting rules and criteria as in force on December 31, 2007.

Profits determined pursuant to Law 11,638(“IFRS Profits”), may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007 (“2007 Profits”).

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established that legal entities should observe the accounting methods and criteria in force on December 31, 2007, or 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”), should, in the tax authorities’ view, and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (1) 15% WHT, in case of beneficiaries domiciled abroad, but not in a Favorable Tax Jurisdiction (as defined below), and (2) 25% WHT, in the case of beneficiaries domiciled in a Favorable Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules (“the New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, unless our company had voluntarily elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS standards should be considered fully exempt.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as Oi, to make distributions to shareholders of interest on shareholders’ equity on top of or as an alternative to making dividend distributions, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed and the payment is approved at a general meeting of shareholders. These distributions may be paid in cash. For tax purposes, such interest are calculated by multiplying the TJLP, as determined by the Brazilian Central Bank from time to time, by the sum of determined Brazilian company’s net equity accounts. The amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a Favorable Tax Jurisdiction.

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, Oi is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by Oi’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that Oi’s board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Discussion on Definition of Favorable Tax Jurisdiction

Under Brazilian tax law, a Favorable Tax Jurisdiction is defined as a country or location that (a) does not impose taxation on income, or (b) imposes the income tax at a maximum rate lower than 20%, or (c) local legislation does not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-resident. Please note that the statutory definition of a Favorable Tax Jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the holder is a 4,373 Holder. In the case of a 4,373 Holder, the definition of Favorable Tax Jurisdiction should not comprise jurisdictions mentioned in item (c). However, the list of Favorable Tax Jurisdictions provided for in Normative Instruction No. 1,037/10 does not seem to differ the Favorable Tax Jurisdiction definition for the purposes of 4,373 Holders.

On June 23, 2008, Law No. 11,727 introduced the concept of Privileged Tax Regimes (“PTRs”), which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20% or 17% in certain cases as detailed below; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned on the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad or taxes such proceeds at a maximum rate lower than 20% or 17% in certain cases as detailed below; or (4) restrict the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out within its territory. Normative Ruling No. 1,037/10, as amended, also provided a list of the PTRs.

In the past, it was not clear whether the concept of PTR was also applicable to interest payments made to residents outside Brazil. Notwithstanding, in December 2017, the Brazilian Federal Revenue Service published Ruling No. 575/2017, stating that only payments to countries deemed as Favorable Tax Jurisdictions by Normative Ruling No. 1,037 would be subject to withholding tax at a 25% rate. Nevertheless, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a PTR provided by Law No. 9,430, of December 27, 1996, altered by Law No. 11,727, will also apply to a Non-Brazilian Holder on payments of interest on shareholders’ equity.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037/10 and of any related Brazilian tax law or regulation concerning Favorable Tax Jurisdictions or PTRs.

On November 28, 2014, the Ministry of Treasury issued Ordinance No. 488, which reduces the threshold income tax rate for determining a Favorable Tax Jurisdiction and PTRs from 20% to 17%. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014. Normative Ruling No. 1,530/14 provides that compliance with such standards requires: (1) signature or negotiations completion for a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, shareholding structure, ownership of goods or rights, or economic transactions that are carried out; and (2) commitment to the criteria set out in international anti-tax evasion forums of which Brazil is a member, such as the Global Forum on Transparency and Exchange of Information. Normative Ruling No. 1,037/10 is regularly updated by tax authorities.

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

With respect to Oi’s ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation, considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereof. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to Common Shares and Preferred Shares, described below.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) is a 4,373 Holder, and (2) is not a resident in a country or location which is defined as a Favorable Tax Jurisdiction (as described above); or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is a 4,373 Holder resident of a country or location defined as a Favorable Tax Jurisdiction (as described above). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which are subject to a rate of 1%.

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

In the case of redemption of Common Shares or Preferred Shares or capital reduction by a Brazilian corporation, such as Oi, the positive difference between the amount effectively received by the Non-Brazilian Holder and the proportional acquisition cost of the redeemed assets is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to withholding income tax at rates of up to 25%, as the case may be.

The deposit of Oi’s common or preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate up to 25%, if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered a capital gain. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder and is not a resident in a Favorable Tax Jurisdiction. The availability of these arguments to any specific holder of Common Shares or Preferred Shares will depend on the circumstances of such holder. Prospective holders of Common Shares or Preferred Shares should consult their own tax advisors as to the tax consequences of the deposit Common Shares or Preferred Shares in exchange for ADSs.

The withdrawal of ADSs in exchange for the underlying Common Shares or Preferred Shares is not subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

Any exercise of preemptive rights relating to Common Shares, Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or disposition or assignment of preemptive rights relating to Common Shares or Preferred Shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Common Shares or Preferred Shares (see above). Tax authorities may attempt to tax such gains even when sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03.

There can be no assurance that the current favorable tax treatment to 4,373 Holders will continue in the future.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The currently applicable rate for most types of foreign exchange transactions is 0.38%. However, other rates apply to specific types of transactions.

Any inflow of funds related to investments carried out on the Brazilian financial and capital markets by a 4,373 Holders is currently subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent.

The IOF/Exchange Tax also levies at a zero percent rate in case of dividends and interest on shareholders’ equity paid by a Brazilian corporation to Non-Brazilian Holders.

The Brazilian government is permitted to increase the rate of the IOF/Exchange Tax at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to transactions carried out after such increase in rates enters into force.

The purchase of ADSs by a Non-Brazilian Holder outside Brazil generally does not require the execution of a foreign exchange agreement with the Brazilian Central Bank. If this is the case, the IOF/Exchange Tax is not due. The IOF/Exchange Tax is levied at a zero percent rate in connection with foreign exchange agreements, without any actual flows of funds, which are required for a cancellation of ADSs and exchange for shares traded on a Brazilian stock exchange.

Tax on Transactions Involving Securities (IOF/ Securities Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds and Securities, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange, futures and commodities exchanges.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Oi (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Oi (which are listed on the NYSE), but not the common or preferred shares of Oi, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” as of the date of this annual report, dividends that Oi pays on the ADS, but not on the Common Shares or Preferred Shares of Oi, meet the trading conditions discussed above required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs and such preferential rate is not available if Oi is a PFIC for the taxable year in which such dividend is paid or was a PFIC for the taxable year preceding the taxable year in which such dividend is paid. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Oi on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes. Additionally, because Oi believes that it was a PFIC for the taxable year ended December 31, 2018, distributions, if any, paid during the 2019 taxable year are not be eligible for the preferential tax rates discussed above.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it was not classified as a PFIC for its taxable year ended December 31, 2019, although Oi believes that it was a PFIC for the taxable year ended December 31, 2018. Nevertheless, because PFIC status is determined annually based on Oi’s income, assets and activities for the entire taxable year, it is not possible to determine whether Oi will be characterized as a PFIC for the taxable year ending December 31, 2020, or for any subsequent year, until after the close of the year. Furthermore, because Oi determines the value of its gross assets based on the Market Capitalization test, a decline in the value of its Common Shares and Preferred Shares may result in Oi becoming a PFIC. Accordingly, there can be no assurance that Oi will not be considered a PFIC for any taxable year. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period.

If Oi is a PFIC for any taxable year during which a U.S. Holder holds Common Shares, Preferred Shares or ADSs, Oi generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds Common Shares, Preferred Shares or ADSs, unless Oi ceases to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to such Common Shares, Preferred Shares or ADSs. If such election is made, such U.S. Holder will be deemed to have sold such Common Shares, Preferred Shares or ADSs held by such U.S. Holder at their fair market value on the last day of the last taxable year in which Oi qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, such U.S. Holder’s Common Shares, Preferred Shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and such U.S. Holder would not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from Oi or any gain from an actual sale or other disposition of such Common Shares, Preferred Shares or ADSs, unless Oi subsequently becomes a PFIC. The rules dealing with deemed sale elections are complex. U.S. Holders are encouraged to consult their tax advisor as to the possibility and consequences of making a deemed sale election.

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

Taxation of Dividends

Subject to the discussion above under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Oi (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Oi (which are listed on the NYSE), but not the common or preferred shares of Oi, are readily tradable on an established securities market in the United States. Thus, subject to the discussion above under “—Passive Foreign Investment Company Rules,” as of the date of this annual report, dividends that Oi pays on the ADS, but not on the Common Shares or Preferred Shares of Oi, meet the trading conditions discussed above required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs and such preferential rate is not available if Oi is a PFIC for the taxable year in which such dividend is paid or was a PFIC for the taxable year preceding the taxable year in which such dividend is paid. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Oi on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file with or furnish reports and other information to the SEC. Reports and other information filed or furnished by us to the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADRs are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors, São Paulo, SP. The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with B3. The address of the B3 website is http://www.bmfbovespa.com.br.

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

We are exposed to market risks related to changes in foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk mainly because (1) a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily reais), and (2) a significant portion of our borrowings and financing are denominated in foreign currencies, primarily the U.S. dollar. We are subject to market risk deriving from changes in interest rates because a significant portion of our indebtedness bears interest at floating rates. We have historically entered into derivative transactions to manage certain market risks, mainly our foreign currency exchange rate risk and our interest rate risk. However, in connection with our RJ Proceedings, we reversed our derivative financial instruments during the second and third quarters of 2016. In 2016 prior to the commencement of the RJ Proceedings, we developed and approved with Oi’s board of directors a new hedging policy that modified the risk management objectives from earnings to cash flow at risk. With the conclusion of our RJ Proceedings, and, hence, the accurate measurement of our risk factors, we have recently approved the hedging strategy for 2020 in line with our hedging policy, focused on cash flows, and liquidity, while complying with the financial covenants contained in our debt instruments. As of December 31, 2019, we had derivative instruments designed to hedge our short term U.S. dollar-linked debt interest payments, as well as part of our operating expenses contractually denominated in U.S. dollars.

Exchange Rate Risk

During 2019, approximately 28.8% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2019 would have resulted in an increase of R$714 million in the cost of our capital expenditures during 2019, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2019, R$9,521 million, or 52.2%, of our total consolidated borrowings and financings was denominated in foreign currency, after giving effect to the fair value adjustment to our borrowings and financing and debt issuance costs. We have recorded foreign currency and monetary restatement losses of R$640 million during 2019 with respect to our foreign currency-denominated financial liabilities and foreign currency and monetary restatement gains of R$334 million during 2019 with respect to the fair value adjustment related to our foreign currency denominated debt, based on exchange rates in effect at the end of 2019. The potential additional losses on foreign currency and monetary restatement during 2019 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2019 would be approximately R$914 million, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2019 would be approximately R$953 million.

Interest Rate Risk

As of December 31, 2019, we had total outstanding borrowings and financings of R$31,642 million, excluding the fair value adjustment and debt issuance costs, and R$18,227 million, after giving effect to the fair value adjustment and debt issuance costs. Of this outstanding balance after giving effect to the fair value adjustment and debt issuance costs, R$8,641 million, or 47.8%, was real-denominated indebtedness that bore interest at floating rates primarily based on the CDI rate or TJLP rate, R$42 million was real-denominated indebtedness that bore interest at fixed rates and R$23 million was real-denominated indebtedness that bore interest based at TR (currently at zero).

We invest our excess liquidity (R$2,299 million as of December 31, 2019) mainly in (1) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, (2) certificates of deposit and time deposits issued by global and domestic financial institutions with AAA and AA ratings from international rating agencies, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our investment policy, approved by Oi’s board of directors. As of the date of this annual report, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI and SELIC rates.

We recorded interest on borrowings payable to third parties and debentures of R$1,618 million during 2019. The potential additional interest on borrowings payable to third parties during 2019 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on December 31, 2019 would be approximately R$131 million considering the impact on our debt obligations. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

We employ financial risk management strategies using non-deliverable forwards and dollar-denominated cash (natural hedge), and, in the future we may employ, cross-currency swaps, interest rate swaps and series swaps. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies, according to our foreign-currency exposure in connection with our financings. We do not enter into derivatives transactions for speculative reasons or any other purposes.

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

During the year ended December 31, 2019, we received US$10 million in reimbursements from the depositary of our ADSs.

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

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019 under the supervision of our CEO and CFO (as defined in rules 13a-15(e) or 15(d)-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019, and that the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that all material information relating to our company was reported as required.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

Our independent registered public accounting firm, BDO RCS Auditores Independentes S.S., has issued an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in their report beginning on page F-3.

Remediation of Prior Material Weakness

During our management’s assessment of internal control over financial reporting as of December 31, 2018, our management identified a material weakness. The material weakness was that we did not design, establish or maintain effective controls over the integrity and accuracy of prior years’ related party transactions, which affected the current year balance sheet, including reconciliation, review and elimination of such transactions, in the consolidation process.

During 2019, we implemented and reinforced controls to ensure correct and timely registration of related party transactions and adequate review of such transactions as controls to ensure the proper impact on the elimination and consolidation process.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2019.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2019.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this annual report, Oi’s Audit, Risks and Controls Committee includes an “audit committee financial expert” within the meaning of this Item 16A. Oi’s Audit, Risks and Controls Committee has determined that Henrique José Fernandes Luz is Oi’s audit committee financial expert. Mr. Fernandes Luz’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Mr. Fernandes Luz is independent, as that term is defined in Rule 10A-3 under the Exchange Act and 303A.02 of the NYSE’s Listed Company Manual.

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

Audit and Non-Audit Fees

The following tables set forth the fees billed to Oi by Oi’s independent registered public accounting firm, BDO RCS Auditores Independentes S.S., during the fiscal year ended December 31, 2019.

	Year ended December 31,
	2019	2018
	(in millions of reais)
Audit fees(1)	R$5.2	R$5.0
Audit-related fees(2)	4.4	—
Tax fees	—	—
All other fees(3)	0.4	0.3

Total fees	R$10.0	R$5.3

(1)	Audit fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. in connection with the audits of Oi’s annual financial statements.
(2)	Audit-related fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. for the issuance of audit and review reports in connection with registration statements.
(3)	All other fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. in connection with the issuance of comfort letters.

Pre-Approval Policies and Procedures

Prior to May 26, 2019, Oi’s fiscal council served as its audit committee in reliance on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. Since May 26, 2019, Oi’s Audit, Risks and Controls Committee has served as its audit committee in reliance on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act:

Under Brazilian law, Oi’s board of directors is prohibited from delegating its responsibilities regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Oi. Instead, Oi’s fiscal council or Audit, Risks and Controls Committee, as applicable, makes recommendations to Oi’s board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged for such purposes and Oi’s board of directors is deemed to be its audit committee for such purposes. Before the engagement of any registered public accounting firm by Oi or its subsidiaries for such purposes, the engagement is approved by Oi’s board of directors. Before the engagement of any accountant by Oi or its subsidiaries to render non-audit services, the engagement was approved by Oi’s fiscal council prior to May 26, 2019 or has been approved by Oi’s Audit, Risks and Controls Committee subsequent to May 26, 2019.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Oi is relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. Oi is a foreign private issuer that has an Audit, Risks and Controls Committee, which is a board of auditors (or similar body) established and selected pursuant to and as expressly permitted under Brazilian law and otherwise meets the requirements of Rule 10A-3(c)(3) under the Exchange Act, except that Oi’s Audit, Risks and Controls Committee, in accordance with its own charter as approved by the full board of directors, makes recommendations to Oi’s board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including the intermediation of disagreements between Oi’s management and Oi’s independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Oi as these powers are reserved to Oi’s board of directors under Brazilian law.

Oi, however, does not believe that its reliance on this general exemption will materially adversely affect the ability of its Audit, Risks and Controls Committee to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

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

Oi believes that the People, Nomination and Corporate Governance Committee substantially serves the functions of the committees required under NYSE corporate governance standards, although the terms of reference of this committee may not include each of the duties required under the NYSE corporate governance standards. The members of the People, Nomination and Corporate Governance Committee satisfy the independence requirements of section 303A.02 of the NYSE’s Listed Company Manual.

Audit Committee and Audit Committee Additional Requirements

The NYSE corporate governance standards require that a domestic listed company have an audit committee with a written charter that addresses certain specified duties and that is composed of at least three members, all of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act and section 303A.02 of the NYSE’s Listed Company Manual.

As a foreign private issuer, the members of Oi’s Audit, Risks and Controls Committee are not subject to the independence requirements of section 303A.02 of the NYSE’s Listed Company Manual, although they are subject to the independence requirements of Rule 10A-3 under the Exchange Act. In addition, Oi’s Audit, Risks and Controls Committee is not required to have a written charter that addresses the duties specified in section 303A.07(b) of the NYSE’s Listed Company Manual although Oi’s Audit, Risks and Controls Committee does have a written charter that addresses these duties.

Shareholder Approval of Equity Compensation Plans

The NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans.

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

1.01

By-laws of Oi S.A. – In Judicial Reorganization, as amended through April 26, 2019 (English translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 29, 2019).

2.01

Form of Amended and Restated Deposit Agreement (Common Shares), among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012 (accession no. 0001019155-12-000106)).

2.02	Form of American Depositary Receipt representing American Depositary Shares representing Common Shares (incorporated by reference to Form 424(b)(3) filed on January 1, 2016).
2.03

Form of Amended and Restated Deposit Agreement (Preferred Shares), among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012 (accession no. 0001019155-12-000107)).

2.04	Form of American Depositary Receipt representing American Depositary Shares representing Preferred Shares (included in Exhibit 2.03).
2.05

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

2.06	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

2.07

Indenture, dated as of July  27, 2018, among of Oi S.A. – In Judicial Reorganization, as the Company, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, as Subsidiary Guarantors, and The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 4.2 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).

2.08	Form of 10.000% / 12.000% Senior PIK Toggle Notes due 2025 (included in Exhibit 2.07).
2.09*	Description of Capital Stock.
2.10*	Description of Common ADSs.
2.11*	Description of Preferred ADSs.
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

4.03

Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).

4.04

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

4.07	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 10.11 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
4.08

Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.09

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

4.11

Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 10.15 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).

4.12

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

8.01*	List of subsidiaries of the Registrant.
12.01*	Certification of the Chief Executive Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
13.01*	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Extension Linkbase Document.

*	Filed herewith.

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

Date: April 30, 2020	Oi S.A. – In Judicial Reorganization

/s/ Rodrigo Modesto de Abreu
Name: Rodrigo Modesto de Abreu
Title: Chief Executive Officer

Date: April 30, 2020	Oi S.A. – In Judicial Reorganization

/s/ Camille Loyo Faria
Name: Camille Loyo Faria
Title: Chief Financial Officer and Investor Relations Officer

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by COSO.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2019, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2019, which is included herein.

April 30, 2020

	/s/ Rodrigo Modesto de Abreu		/s/ Camille Loyo Faria
Name:	Rodrigo Modesto de Abreu	Name:	Camille Loyo Faria
Title:	Chief Executive Officer	Title:	Chief Financial Officer and Investor Relations Officer

Tel.: +55 21 2210 5166 Fax: + 55 21 2224 5285 www.bdo.com.br	Rua Buenos Aires, 48 4º andar - Centro Rio de Janeiro/RJ 20070-022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Oi S.A. – Under Judicial Reorganization

Rio de Janeiro-RJ, Brazil.

Opinion on Internal Control over Financial Reporting

We have audited Oi S.A. – Under Judicial Reorganization and its subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as “the financial statements”) and our report dated April 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 30, 2020, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS
BDO RCS Auditores Independentes SS

Tel.: +55 21 2210 5166 Fax: + 55 21 2224 5285 www.bdo.com.br	Rua Buenos Aires, 48 4º andar - Centro Rio de Janeiro/RJ 20070-022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Oi S.A. – Under Judicial Reorganization

Rio de Janeiro-RJ, Brazil.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Oi S.A. – Under Judicial Reorganization and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 30, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

Change in accounting principle

As discussed in Note n°2(d.1) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 as provided by IFRS 16, Leases. This matter is also described in the “Critical Audit Matters” section of our report.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company continues to operate under Judicial Reorganization Plan (“PRJ”) in accordance with the requirements set forth in Law No. 11.101/2005 as well as has suffered recurring losses from operations, has a net accumulated deficit and expects to continue to incur losses for at least the next twelve months. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company continues to operate under the PRJ in accordance with the requirements set forth in Law No. 11.101/2005 as well as has suffered recurring losses from operations, has a net accumulated deficit and expects to continue to incur losses for at least the next twelve months. This matter is also described in the “Emphasis of Matter – Going Concern” section of our report.

We identified management’s judgments and assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s projections of operations under the PRJ. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included the following:

◾	Assessing the reasonableness of key assumptions underlying management’s forecast operating cash flows, including revenue growth and gross margin assumptions.

◾	Evaluating the reasonableness of management’s forecast operating cash flows by comparing the forecasts to industry and analyst reports.

◾	Evaluating the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required.

◾	Assessing management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.

Recoverability of long-term assets

As described in Notes 16 and 17 to the consolidated financial statements, the Company recorded property, plant and equipment and intangible assets of R$ 38,910,834 thousand and R$ 3,997,865 thousand, respectively. The Company tests these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. These calculations require the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends, interest rates, changes in business strategies, and changes in the type of services and products provided by the Company. The use of different assumptions in the Company’s discounted cash flow analysis could have a significant impact on the recoverable amounts of respective assets. In July 2019, the Company disclosed its new Strategic Plan, focused on improving operating and financial performance, using a sustainable business model that aims at maximizing the Company’s value in the context of judicial reorganization. As a result of the 2019 impairment testing of intangible assets, the Company recognized an impairment loss of R$ 2,111,022 thousand.

We identified management’s judgments and assumptions used to perform impairment testing over long-term assets including property, plant and equipment and intangible assets as a critical audit matter. The judgments and assumptions used in the discounted cash flow analysis include the Company’s forecasted assumptions of future revenues, gross margins, and discount rates. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

◾

Testing the design and operating effectiveness of controls related to management’s forecasting process, including controls over the data, inputs, and assumptions used in the discounted cash flow analysis including revenue growth rates, gross margins, and discount rates.

◾

Evaluating the reasonableness of assumptions used in management’s discounted cash flow analysis by comparing the forecasts to: (i) historical results, and (ii) Company’s internal communications to management and the Board of Directors, including the new 2019 Strategic Plan.

◾

Utilizing personnel with specialized knowledge and skills in valuation to assist in: (i) evaluating the reasonableness of assumptions used by comparing these assumptions to third-party industry projections and expectations, and (ii) evaluating the reasonableness of the discount rates used in the discounted cash flow analysis.

Provision for tax and civil contingencies

As described in Note 24 to the consolidated financial statements, the Company is a party to legal and administrative proceedings at civil, labor, and tax levels, which arise from the normal course of its business. The Company has recorded tax provisions of R$ 1,050,948 thousand and has disclosed tax contingent liabilities with possible unfavorable outcomes of R$ 28,416,097 thousand as of December 31, 2019. In addition, the Company has recorded provisions for civil matters of R$ 2,149,700 thousand and has disclosed civil contingent liabilities with possible unfavorable outcomes of R$ 1,667,990 thousand as of December 31, 2019. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available: (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation or (ii) management is unable to estimate the loss of the pending matters. In the case of income tax pending litigation, management determines whether it is probable that the respective taxation authority will accept the uncertain tax treatment.

We identified management’s judgments related to the assessment of tax and civil provisions and contingencies as a critical audit matter due to the complex and significant auditor judgments required to assess the magnitude and probability of potential losses identified and evaluate the progress of and changes to expected outcomes. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

◾	With respect to the civil provisions and contingencies:

(i)

Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of civil related provisions and contingencies in the consolidated financial statements;

(ii)

Reviewing external confirmation letters from the legal counselors with knowledge of civil proceedings to evaluate: (i) the existence and current status of the proceedings, and; (ii) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;

◾	With respect to the tax provisions and contingencies, utilizing personnel with specialized skills and knowledge in tax matters to assist in:

(i)

Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of tax related provisions and contingencies in the consolidated financial statements;

(ii)

Reviewing external confirmation letters from the legal counselors with knowledge of tax proceedings to evaluate: (i) the existence and current status of the proceedings, and; (ii) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;

(iii)

Evaluating the reasonableness of the defense nature, grounds and/or thesis, and possible changes in the potential outcome of loss for certain relevant tax proceedings, which involve complex judgment and subjectivity in evaluation, as well as obtaining, with the assistance of management, legal opinions from tax experts for certain proceedings with relevant changes in loss estimates.

Revenue recognition - unbilled

As described in Notes 4 and 9 to the consolidated financial statements, at December 31, 2019 the Company recorded R$ 842,726 thousand of gross revenues related to services rendered and not yet billed. The amount of revenue recognized for unbilled services is dependent on the Company’s information technology infrastructure which requires the use of various applications and systems to process, measure, and record large volumes of transactions arising from the Company’s core operations of rendering telecommunication services.

We identified the recognition of unbilled revenue as a critical audit matter because of judgments required by management in estimating the amount of earned but unbilled revenues. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

The primary procedures we performed to address this critical audit matter included:

◾

Testing the design and operating effectiveness of controls related to management’s process to estimate and record unbilled revenue including controls over: (i) the IT environment, including applications and systems used in generating the information necessary for the billing process, and (ii) the integrity of accounting entries related to the revenue cycle including unbilled revenue.

◾

Testing the reasonableness of management’s estimation of unbilled revenue through: (i) substantively testing a sample of revenue transactions by reviewing relevant supporting documentation, and (ii) testing a sample of billings completed shortly after year-end against the recorded unbilled revenue amounts.

Federal tax credits originated from legal proceedings with final and unappealable decisions

As described in Note 11 to the consolidated financial statements, during 2019 the Company recognized federal tax credits totaling approximately R$ 3 billion. The Company filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and for the recovery of past paid amounts, within the relevant statute of limitations. In 2019, the 1st and 2nd Region Federal Courts (Brasĺlia and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three primary lawsuits filed by the Company relating to the deduction of ICMS (State VAT) from the calculation bases of PIS and COFINS (taxes on sales).

We identified management’s calculations related to the federal tax credits as a critical audit matter because of the complexity of significant judgments required in the period of recognition. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

◾	Utilizing personnel with specialized skills and knowledge in federal tax matters to assist in:

(i)	Analyzing the legal documentation related to the legal proceedings with final and unappealable decisions;

(ii)	Evaluating the supporting calculations of federal tax credits made by the Company including the applicable monetary adjustments, considering the period of origin of the legal proceedings; and

(iii)

Evaluating the reasonableness of projections made by management for the segregation of the federal tax credits between short and long-term categories for the purpose of presentation in the consolidated financial statements.

Adoption of IFRS 16 Leases

As described in Note 2(d.1) to the consolidated financial statements, the Company adopted IFRS 16, Leases, using the modified retrospective approach, with the cumulative effect of the early implementation recognized on the date of adoption. As at January 1, 2019, the initial adoption of the standard resulted in the recognition of right-of-use assets within the noncurrent assets and corresponding lease liabilities totaling R$ 8,167,932 thousand.

We identified the adoption of IFRS 16 as a critical audit matter. Implementing the new accounting standard required management’s judgment related to: (i) evaluation of the new accounting standard and establishment of new accounting policies and practices, (ii) determining the completeness and accuracy of in scope lease contracts as of the adoption date, and (iii) evaluating inputs and assumptions used in recording the impact of the adoption including application of available practical expedients and the determination of the appropriate incremental borrowing rate. Auditing the Company’s adoption of IFRS 16 was especially challenging and complex due to the audit effort required to analyze the effect of the adoption on the significant number of lease contracts and the specialized skills and knowledge needed to assess the reasonableness of the incremental borrowing rates utilized.

The primary procedures we performed to address this critical audit matter included:

•

Evaluating management’s accounting policies and practices, including the reasonableness of management’s judgments and assumptions related to: (i) evaluation of the appropriate incremental borrowing rate, and (ii) evaluation of practical expedients elected.

•

Testing a sample of lease contracts by evaluating the appropriateness of relevant inputs and assumptions, including lease term and incremental borrowing rate, utilized by management to calculate the operating lease right-of-use asset and corresponding operating lease liability balances.

•	Testing the completeness and accuracy of lease contracts, included in management’s adoption procedures.

•

Utilizing personnel with specialized knowledge and skills in valuation to assist in assessing the reasonableness of the incremental borrowing rates used to calculate the operating lease liability as of the adoption date.

Legal investigations in the context of “Operação Mapa da Mina”

As described in Note 32(c) to the consolidated financial statements, on December 10, 2019, the Brazilian Federal Police launched the 69th phase Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan). In response to allegations, the Company has created a Multidisciplinary Committee consisting of members from different departments, including the legal, compliance, internal audit and accounting department, to determine procedures to be performed, and set a schedule of relevant activities in response to the allegations of the investigation involving the Company and its subsidiaries. The Company’s Audit Committee oversees the activities of the Multidisciplinary Committee on a continuous basis.

We identified management’s assessment of pending legal investigation as a critical audit matter. Auditing management’s positions and procedures performed in response to the alleged illegal acts committed by the Company, the uncertainties inherent to the investigations still in progress by the MPF and PF involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

•	Utilizing personnel with specialized skills and knowledge in forensic matters to assist in:

(i)

Reviewing and observing the appropriateness and the scope of procedures performed and conclusions reached in the Company’s internal independent investigation conducted by the independent and specialized law firm.

(ii)

Evaluating the nature of the matters discussed in the reports prepared by the external legal advisors of the Company and whether such matters may represent possible legal and regulatory impact related to various claims included in the investigations in progress from the MPF and PF.

(iii)

Evaluating the appropriateness of management’s conclusions derived from the internal independent investigation and assessing the appropriateness of possible impact on the recognition, measurement and disclosure in the consolidated financial statements.

(iv)	Evaluating various supporting documents collected by management during the Company’s internal independent investigation and assessing the appropriateness of conclusions reached.

We have served as the Company’s auditor since 2018.

April 30, 2020, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS
BDO RCS Auditores Independentes SS

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	December 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	8	2,081,945	4,385,329
Short-term investments	8	183,850	201,975
Accounts receivable	9	6,334,526	6,516,555
Inventories		326,934	317,503
Recoverable income taxes	10	542,726	621,246
Other taxes	11	1,089,391	803,252
Judicial Deposits	12	1,514,464	1,715,934
Dividends and interest on capital	29	426
Pension plan assets	27	5,430	4,880
Prepaid expenses	13	670,344	743,953
Held-for-sale assets	31	4,391,090	4,923,187
Other assets	14	852,155	1,079,670

Total current assets		17,993,281	21,313,484
Non-current assets
Long-term investments	8	33,942	36,987
Deferred tax assets	10	99,175	23,050
Other taxes	11	2,995,559	715,976
Judicial Deposits	12	6,651,383	7,018,786
Pension plan assets	27	54,615	64,253
Prepaid expenses	13	583,736	522,550
Other assets	14	437,667	250,862
Investments	15	133,765	117,840
Property, plant and equipment, net	16	38,910,834	28,425,563
Intangible assets	17	3,997,865	6,948,446

Total non-current assets		53,898,541	44,124,313

Total assets		71,891,822	65,437,797

Current liabilities
Trade payables	18	4,794,309	5,024,260
Trade payables – Subject to the JRP	18	799,631	201,602
Payroll, related taxes and benefits		852,585	906,655
Derivative financial instruments	19	1,152
Borrowings and financing	20	326,388	672,894
Income taxes payable	10	66,654	27,026
Other taxes	11	886,763	1,033,868
Dividends and interest on capital		5,731	6,168
Licenses and concessions payable	21	58,582	85,619
Leases payable	22	1,510,097
Tax financing program	23	86,721	142,036
Provisions	24	547,996	680,542
Liabilities associated to held-for-sale assets	31	494,295	526,870
Other payables	25	1,405,013	1,381,919

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	December 31, 2019	December 31, 2018
Total current liabilities		11,835,917	10,689,459
Non-current liabilities
Trade payables – Subject to the JRP	18	3,293,427	3,593,008
Borrowings and financing	20	17,900,361	15,777,012
Other taxes	11	1,224,038	628,716
Leases payable	22	6,639,929
Tax financing program	23	330,782	411,170
Provisions	24	4,703,684	4,358,178
Provision for pension plans	27	633,012	579,122
Other payables	25	7,534,166	6,505,321

Total non-current liabilities		42,259,399	31,852,527

Total liabilities		54,095,316	42,541,986

Shareholders’ equity	26
Share capital		32,538,937	32,038,471
Share issuance costs		(801,073)	(377,429)
Capital reserves		3,906,771	11,532,995
Treasury shares		(33,315)	(2,803,250)
Accumulated losses		(17,727,954)	(17,530,108)
Other comprehensive loss		(233,040)	(208,359)

Shareholders’ equity attributable to the Company and subsidiaries		17,650,326	22,652,320

Non-controlling interest		146,180	243,491

Total shareholders’ equity		17,796,506	22,895,811

Total liabilities and shareholders’ equity		71,891,822	65,437,797

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Operations

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	December 31, 2019	December 31, 2018	December 31, 2017
Net operating revenue	4	20,136,183	22,060,014	23,789,654
Cost of sales and services	5	(15,314,814)	(16,179,100)	(15,668,653)

Gross profit		4,821,369	5,880,914	8,121,001

Operating (expenses) income
Selling expenses	5	(3,547,684)	(3,853,002)	(4,102,556)
General and administrative expenses	5	(2,782,300)	(2,738,718)	(3,136,808)
Other operating income	5	4,527,710	2,204,134	1,985,101
Other operating expenses	5	(5,996,465)	(6,761,586)	(5,227,766)

		(7,798,739)	(11,149,172)	(10,482,029)

Loss before financial income (expenses) and taxes		(2,977,370)	(5,268,258)	(2,361,028)
Financial income	6	2,662,463	30,950,461	7,136,459
Financial expenses	6	(8,772,181)	(4,341,595)	(10,332,971)

Financial income (expenses)		(6,109,718)	26,608,866	(3,196,512)

Profit (loss) before taxes		(9,087,088)	21,340,608	(5,557,540)
Income tax expense (current and deferred)
Current	7	(77,060)	115,706	(906,080)
Deferred	7	69,041	3,159,241	(192,542)

Profit (loss) for the year		(9,095,107)	24,615,555	(6,656,162)

Profit (loss) attributable to owners of the Company		(9,000,434)	24,591,140	(6,365,019)
Profit (loss) attributable to non-controlling interests		(94,673)	24,415	(291,143)
Profit (loss) allocated to common shares – basic and diluted		(8,764,803)	22,036,074	(4,896,241)
Profit (loss) allocated to preferred shares—basic and diluted		(235,631)	2,555,066	(1,468,778)
Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted		5,788,447	1,344,686	519,752
Preferred shares – basic and diluted		155,615	155,915	155,915
Profit (loss) per share from continuing operations:
Common shares—basic and diluted	26	(1.51)	16.39	(9.42)
Preferred shares—basic and diluted	26	(1.51)	16.39	(9.42)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements Comprehensive Income

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	2019	2018	2017
Profit (loss) for the year	(9,095,107)	24,615,555	(6,656,162)
Hedge accounting loss	(1,152)
Actuarial gains (losses)	(9,795)	105,515	30,253
Exchange losses on investment abroad	(16,372)	(110,098)	163,770

Pre-tax comprehensive income	(9,122,426)	24,610,972	(6,462,139)

Effect of taxes on other comprehensive income:
Actuarial loss		(35,875)	(10,371)

Total comprehensive income (loss) for the year	(9,122,426)	24,575,097	(6,472,510)

Comprehensive income (loss) attributable to owners of the Company	(9,025,115)	24,625,063	(6,203,313)
Comprehensive loss attributable to non-controlling interests	(97,311)	(49,966)	(269,197)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity / (Deficit)

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Attributable to owners of the Company						Total controlling interest	Non-controlling interest	Total shareholders’ equity
	Share capital	Share issuance costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive loss
Balance at December 31, 2017	21,438,374	(377,429)	13,242,374	(5,531,092)	(42,335,925)	(242,282)	(13,805,980)	293,457	(13,512,523)
Effects of the first-time adoption of IFRS 9 and 15					282,135		282,135		282,135
Balance at January 1st, 2018	21,438,374	(377,429)	13,242,374	(5,531,092)	(42,053,790)	(242,282)	(13,523,845)	293,457	(13,230,388)
Capital increase	10,600,097		1,013,883				11,613,980		11,613,980
Delivery of treasury shares as per the JRP			(2,727,842)	2,727,842
Share subscription warrants			4,580				4,580		4,580
Profit for the year					24,591,140		24,591,140	24,415	24,615,555
Other comprehensive income					(67,458)	33,923	(33,535)	(74,381)	(107,916)
Balance at December 31, 2018	32,038,471	(377,429)	11,532,995	(2,803,250)	(17,530,108)	(208,359)	22,652,320	243,491	22,895,811
Capital increase	500,466		3,837,009				4,337,475		4,337,475
Share issuance costs		(423,644)					(423,644)		(423,644)
Share buyback				(2,572)			(2,572)		(2,572)
Pharol Agreement (Note 1)			(2,462,799)	2,772,507	(197,846)		111,862		111,862
Loss for the year					(9,000,434)		(9,000,434)	(94,673)	(9,095,107)
Absorption of capital reserves			(9,000,434)		9,000,434
Other comprehensive loss						(24,681)	(24,681)	(2,638)	(27,319)
Balance at December 31, 2019	32,538,937	(801,073)	3,906,771	(33,315)	(17,727,954)	(233,040)	17,650,326	146,180	17,796,506

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities
Profit (loss) before taxes	(9,087,088)	21,340,608	(5,557,540)
Non-cash items
Loss (gain) on financial instruments (Note 6)	3,606,618	(2,043,357)	5,120,203
Fair value adjustment to borrowings and financing (Note 6)	527,465	(13,928,659)
Present value adjustment to other liabilities (Note 6)	59,214	(1,167,043)	(4,873,000)
Gain on the restructuring of third-party borrowings (Note 6)		(11,054,800)
Transaction with derivative financial instruments (Note 6)	(55,025)
Depreciation and amortization (Note 5)	6,873,945	5,811,123	5,109,292
Onerous obligation (Note 5)	1,230,820	4,883,620
Expected credit losses on receivables (Note 5)	489,396	851,271	784,403
Impairment losses (reversal) (Note 5)	2,111,022	291,758	(4,747,141)
Provisions/(reversals) (Note 5)	216,438	93,026	7,362,304
Earnings of equity investees	5,174	13,492	433
Loss on disposal of capital assets	235,535	215,398	211,735
Concession Agreement Extension Fee – ANATEL	359,465	68,333	88,658
Employee and management profit sharing	260,207	237,253	298,789
Tax Recovery (Notes 5 and 6)	(3,617,919)
Monetary correction to provisions/(reversals) (Note 6)	1,620,378	226,870	674,668
Monetary correction to tax refinancing program (Note 6)	16,159	28,079	27,294
Other	(538,974)	(637,251)	450,281

	4,312,830	5,229,721	4,950,379
Changes in assets and liabilities
Accounts receivable	(306,240)	(365,771)	(253,469)
Inventories	(21,113)	(48,280)	173,283
Taxes	1,322,267	121,951	477,164
Investment and redemption of financial assets	40,141	(87,744)	174,256
Trade payables	(678,046)	(860,900)	(374,003)
Payroll, related taxes and benefits	(313,169)	(253,902)	(42,727)
Licenses and concessions	(127,313)
Provisions	(462,299)	(434,974)	(426,649)
Changes in assets and liabilities held for sale	(29,829)	(257,643)	701,416
Other assets and liabilities	(252,683)	525,660	(467,067)

	(828,284)	(1,661,603)	(37,796)
Financial charges paid – debt	(926,910)	(19,215)	(1,412)
Financial charges paid – other	(352)	(2,884)	(2,515)
Income tax and social contribution paid – Company	(85,680)	(495,038)	(314,162)
Income tax and social contribution paid – third parties	(159,966)	(188,445)	(192,736)

	(1,172,908)	(705,582)	(510,825)

Net cash generated by operating activities	2,311,638	2,862,536	4,401,758

See accompanying notes to consolidated financial statements.

Continued	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from investing activities
Capital expenditures	(7,425,513)	(5,246,241)	(4,344,238)
Proceeds from the sale of investments, tangibles and intangibles	106,097	22,276	5,016
Dividends received from investments abroad (Note 33)	226,525
Judicial deposits	(477,010)	(775,953)	(425,563)
Redemption of judicial deposits	719,223	1,083,043	343,129

Net cash used in investing activities	(6,850,678)	(4,916,875)	(4,421,656)
Cash flows from financing activities
Repayment of principal of borrowings, financing, and derivatives	(11,824)	(161,884)	(659)
Proceeds from derivative financial instrument transactions	72,113
Capital increase	4,000,000
Commitment to investors premium	(58,489)
Payments of obligation for licenses and concessions		(1,491)	(104,449)
Payments of obligation for tax refinancing program	(151,862)	(265,495)	(226,776)
Payment of dividends and interest on capital	(437)	(54)	(59,462)
Payment of Leases	(1,611,273)
Exercise of warrants		4,580
Share buyback	(2,572)		(300,429)

Net cash used in financing activities	2,235,656	(424,344)	(691,775)
Foreign exchange differences on cash equivalents		1,328	11,105

Cash flows for the year	(2,303,384)	(2,477,355)	(700,568)

Cash and cash equivalents
Closing balance	2,081,945	4,385,329	6,862,684
Opening balance	4,385,329	6,862,684	7,563,252

Changes in the year	(2,303,384)	(2,477,355)	(700,568)

Additional Disclosures Relating to the Statement Of Cash Flows

Non-cash transactions

	December 31, 2019	December 31, 2018	December 31, 2017
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	490,395	1,034,475	1,451,068
Offset of judicial deposits against provision for contingencies	395,143	845,088	382,071
Shares issued to backstop investors	337,475
Settlement of payables for own shares (Pharol Agreement - Notes 1 and 26 (b))	46,680
Conversion of debt into shares		11,613,980

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 20.

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005. These services are provided under concessions granted by Agência Nacional de Telecomunicações—ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. – in Judicial Reorganization (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. – in Judicial Reorganization (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

In Africa, the Company provides fixed and mobile telecommunications services through own subsidiaries and the subsidiaries of Africatel Holdings B.V. (“Africatel”), and in Asia the Company provides fixed, mobile, and other telecommunications services basically related through its subsidiary Timor Telecom (Note 31).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC (“B3”) and its American Depositary Receipts (“ADRs”) representing Oi common shares and preferred shares are traded on the New York Stock Exchange (“NYSE”).

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession’s last five-year period (2021-2025). The contribution period to the Public Hearing ended on March 26, 2019, and the draft in being analyzed by ANATEL. It is worth noting that the recently enacted Law 13879/2019 creates the legal possibility to migrate from the public utility regime to the STFC provision under private law (still subject to regulation by ANATEL), as well as the possibility of successive renewals of the Concession over a 20-year period.

On December 21, 2018, the Government enacted Decree 9619/2018, which repeals Decree 7512/2011 and approves a New PGMU (“PGMU IV”). The highlight of the New PGMU is the fact that the New PGMU introduces a significant reduction in the plant of payphones (“TUP”) currently in use. As a replacement for the payphones no longer required, the concessionaires are required to implement wireless fixed access systems supporting broadband connections in certain locations, the deadline of which is December 2023.

With the approval of the Judicial Reorganization Plan (“PRJ” or “Plan”), ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On February 10, 2020, as reported in the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

Judicial Reorganization

On June 20, 2016, the Company – under Judicial Reorganization and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged, see Nota 32), Portugal Telecom International Finance B.V.—under Judicial Reorganization, and Oi Brasil Holdings Cooperatief U.A.—under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ judicial reorganization plan (“Plan” or “PRJ”) was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court (“Judicial Reorganization Court”) issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018.

On July 31, 2018, the restructuring of the Oi Companies’ financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019 the Company completed the second capital increase provided for in the JRP (“Capital Increase—New Funds”), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants (“ADWs”)

On October 28, 2018, Oi commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018, which refers to as subscription rights.

The subscription rights expired on January 4, 2019. On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions totaled R$2,011 million.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On January 25, 2019, the Company issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million (“Share Balance”). Because of the subscription and payment of the Share Balance, the Company completed, on this date, the Capital Increase – New Funds, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4.0 billion. In addition, under the terms of the commitment agreement, on that date the Company issued, as compensation for their commitments under the commitment agreement, 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors. As a result of the outcome of the subscription and payment of the Capital Increase – New Funds and the Commitment Shares, the Company’s share capital increased to R$32,538,937,370.00, represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

Litigation discontinuation settlement between the Company and Pharol

On February 8, 2019, in order to discontinue any disputes that might harm the implementation of the JRP, the Company disclosed a Material Fact Notice informing that its Board of Directors approved, in accordance with CVM Instruction 567/2015, the acquisition of 1,800,000 preferred shares issued by the Company to ensure the compliance of the commitment assumed by the Company to transfer its treasury shares to Bratel, wholly-owned subsidiary of Pharol SGPS, S.A., in the context of the settlement entered into, subject matter of the Material Fact Notice of January 8, 2019 (“Settlement”), in transactions conducted in B3’s OTC to deliver the treasury shares to Bratel, which would be made within four business days from the confirmation of the settlement by the Judicial Reorganization Court.

On February 18, 2019, the Court issued a decision suspending conflict of jurisdiction injunction No. 157.099 during the period requested by the parties.

On April 3, 2019, the Company disclosed a notice to the market to inform on the confirmation of the settlement, referred to above, because the fifteen-day term for the publication of the related court decision has run out. Accordingly, as determined in the Settlement, the term for the compliance with the second part of the obligations established by both parties to the Settlement started on this same date, including: (a) the request to discontinue all the litigation involving the parties named in the Agreement and (b) the delivery to Bratel of 33.8 million Oi shares there were held in treasury, including 32 million common shares and 1.8 million preferred shares.

In addition, several obligations and rights of the parties described in the Material Fact Notice released by Oi and the Communication released by Pharol, both on January 9, 2019, were fully clearly established.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Default Payment Method provided for by Clause 4.3.6 of the Plan—Bondholders

On May 20, 2019, in strict compliance with the decision issued under Chapter 15 that determined that the cancelation of the notes regulated by New York Law should take place on June 14, 2019, the Company announced that it started the procedure so that the holders of the notes (a) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.375% notes maturing in 2017 (ISIN No.: XS0215828913); (b) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.875% notes maturing in 2018 (ISIN No.: XS0843939918); (c) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.00% notes maturing in 2019 (ISIN No.: XS0462994343); (d) Portugal Telecom International Finance B.V.’s €1,000,000,000 in 4.625% notes maturing in 2020 (ISIN No.: XS0927581842); (e) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.5% notes maturing in 2025 (ISIN No.: XS0221854200); (f) Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 in 5.625% notes maturing in 2021 (ISIN No.: XS1245245045); (g) Oi Brasil Holdings Coöperatief U.A.’s US$1,500,000,000 in 5.75% notes maturing in 2022 (ISIN No.: US10553MAD39); (h) Oi S.A.’s €750,000,000 in 5.125% notes maturing in 2017 (ISIN No.: XS0569301327); (i) Oi S.A.’s US$750,000,000 9.500% maturing in 2019 (ISIN No.: 87944LAD1); (j) Oi S.A.’s BRL1,100,000,000 in 9.75% maturing in 2016 (ISIN No. US10553MAC55); and (k) Oi S.A.’s US$1,000,000,000 in 5.500% maturing in 2020 (ISIN No. 144A: US87944LAE92) (the “Legacy Notes”) are able to support their claims to receive on a future date or on the Company’s payment dates pursuant to Clause 4.3.6 of the Plan.

The procedure detailed above is not applicable for the holders of the 6.25% Notes issued by Portugal Telecom International Finance B.V. – in Judicial Reorganization maturing in 2016 (ISIN No.: PTPTCYOM0008). The Company will provide at the appropriate time the information on the procedure to register the beneficiaries of the Default Payment Method provided for by Clause 4.3.6 of the Plan with regard to such series.

Prepetition Financing – Clause 5.3 of the Plan

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Debentures” and “Issue”, respectively). The main features of the Issue and the Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Debentures set forth in the Debenture Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; and (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Debentures will be backed by collaterals and trust guarantees provided by Oi Móvel, the Company and its subsidiary Telemar.

The Issue was approved based on the provisions of Clause 5.3 of the Plan and is part of the context of prepetition financing, in the “Debtor in Possession Financing” (“DIP Financing”) modality.

Subsequently to the Material Fact Notice disclosed on December 23, 2019, the Company disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel Issue had been completed, described above, for private placement in the amount of R$2,500,000,000.00.

Extension of the Judicial Reorganization

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to be terminated on February 4, 2020, the date when the Plan’s homologation completes two years.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The non-termination of the judicial oversight does not introduce any changes to the current position of the Oi Companies and has no impact on the compliance with the Plan in force or on current receivables, or any other new funds that might be obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for the proceeding, which were important for the Company’s recovery, said petition presents the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which require actions still to be implemented within the scope of the Judicial Reorganization Proceeding.

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan, prescribing that:

(i)	the Oi Companies file with the court, within 180 days from the decision’s issue date, the draft amendment to the JRP; and

(ii)	the Trustee organize the New General Creditors’ Meeting, which shall be held within 60 days from the submission of the amendment proposal to the JRP.

Accordingly, taking into consideration that the decision above was issued on March 11, 2020, the Company shall submit the amendment to the JRP to the court by September 8, 2020, with the New GCM expected to occur on November 6, 2020.

The purpose of the amendment proposal to the JRP will be increasing the flexibility of the JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative is fully aligned with the Strategic Plan, which is being transparently implemented.

Company subsidiaries

The table below shows the equity interests held in the capital of the Company’s subsidiaries:

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Companies related to the continuing operations

Company	Core business	Home country	Direct 2019	Indirect 2019	Direct 2018	Indirect 2018
Oi Holanda	Raising funds in the international market	The Netherlands	100%		100%
Portugal Telecom Internacional Finance B.V	Raising funds in the international market	The Netherlands	100%		100%
CVTEL, BV	Investment management	The Netherlands	100%		100%
Carrigans Finance S.à.r.l.	Investment management	Luxembourg	100%		100%
Rio Alto Gestão de Créditos e Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Financial services	Brazil	99.87%	0.13%	99.87%	0.13%
Bryophyta SP Participações Ltda.	Property investments	Brazil	99.80%	0.20%	99.80%	0.20%
Telemar	Fixed telephony – Region I	Brazil	100%		100%
Oi Móvel	Mobile telephony – Regions I, II, and III	Brazil		100%		100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Serede – Serviços de Rede S.A. (“Serede”)	Network services	Brazil	17.51%	82.49%	17.51%	82.49%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	Brazil		100%		100%
Dommo Empreendimentos Imobiliários Ltda.	Purchase and sale of real estate	Brazil		100%		100%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	Brazil		100%		100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%		100%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
Pointer Peru S.A.C	Wi-Fi internet	Peru		100%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX USA Inc.	Wi-Fi internet	United States of America		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ukraine		40%		40%
PT Participações, SGPS, S.A. (“PT Participações”)	Management of equity investments	Portugal	100%		100%
Oi Investimentos Internacionais S.A. (“Oi Investimentos”)	Business consulting and management services, preparation of projects and economic studies, and investment management	Portugal		100%		100%
Africatel GmbH & Co.KG.	Investment management	Germany		100%		100%
Africatel GmbH	Investment management	Germany		100%		100%
Africatel Holdings, BV	Investment management	The Netherlands		86%		86%
TPT—Telecomunicações Publicas de Timor, S.A. (“TPT”)	Provision of telecommunications, multimedia and IT services, and purchase and sale of related products in Timor	Portugal		76.14%		76.14%

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Companies classified as assets held for sale

Company	Core business	Home country	Direct 2019	Indirect 2019	Direct 2018	Indirect 2018
PT Ventures, SGPS, S.A.	Management of equity interests in the context of international investments	Portugal		86%		86%
Directel—Listas Telefónicas Internacionais, Lda. (“Directel”)	Telephone directory publishing and operation of related databases, in international operations	Portugal		86%		86%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Telephone directory publishing and operation of related databases in Cape Verde	Cape Verde		51.60%		51.60%
Kenya Postel Directories, Ltd.	Production, publishing and distribution of telephone directories and other publications	Kenya		51.60%		51.60%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Telephone directory publishing	Angola		47.30%		47.30%
Timor Telecom, S.A.	Telecommunications services concessionaire in Timor	Timor		44%		44%
CST – Companhia Santomense de Telecomunicações, S.A. R.L.	Operation of fixed and mobile telecommunication public services in São Tomé and Principe	São Tomé		43.86%		43.86%
LTM—Listas Telefónicas de Moçambique, Lda.	Management, publishing, operation and sale of telecommunications subscriber and classified ads directories	Mozambique		43%		43%

The equity interests in joint arrangements and interests in associates are measured using the equity method and are as follows:

Company	Core business	Home country	Direct 2019	Indirect 2019	Direct 2018	Indirect 2018
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%
Gamecorp S.A. (“Gamecorp”)	Pay TV service, except programmers	Brazil		29.90%		29.90%
Hispamar Satélites S.A. (“Hispamar”)	Satellite operation	Brazil		19.04%		19.04%

Going concern

The financial statements for the year ended December 31, 2019, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. This continuity was strengthen with the approval of the JRP and, as a result, the borrowings and financing were novated and the related balances were recalculated under the terms and conditions of the JRP, including the Capital Increase with Claim Capitalization and the Capital Increase with New Funds.

The continuity of the Company as a going concern is ultimately depending on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the judicial reorganization and possibly cast doubts as to the Oi Companies’ ability to continue as going concerns. As at December 31, 2019 and after the implementation of the JRP, total shareholders’ equity was R$17,796,506, loss for the year then ended was R$9,095,107, and working capital totaled R$6,157,364. As at December 31, 2018 and after the recognition of the effects of the JRP, total shareholders’ equity was R$22,895,811, profit for the year then ended was R$24,615,555, and working capital totaled R$10,624,025.

Since December 2019, a novel strain of coronavirus (“COVID-19”) has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

As of the date of this annual report, the Company has not been able to quantify any material impacts related to COVID-19 and it is too soon to accurately determine the extent of its medium- and long-term impacts on the global and Brazilian economic scenarios. However, as it is not possible yet to predict the duration and effects of this crisis, there is a risk of material impacts on operations and sales, particularly for the fiber-to-the-home network expansion. For more details see note 33 (d).

Additionally the debt instruments with BNDES contain financial covenants that require to the Company to maintain five specified financial ratios, measured on a quarterly basis. Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, the Company is not in compliance with any two of these ratios. At December 31, 2019, the Company was in compliance with these financial covenants.

As a result of the depreciation of the real subsequent to December 31, 2019, partially due to the COVID-19 pandemic and the public health measures adopted to combat the pandemic in Brazil and internationally, and the related effects on our U.S. dollar-denominated indebtedness and interest expenses, the Company believed that it was probable that as of March 31, 2020, the Company would not be in compliance with more than one of these financial ratios. In anticipation of these ratio breaches, on March 30, 2020 the Company obtained a waiver from BNDES. See Notes 3 and 20 for further information.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in the periods presented in these Consolidated Financial Statements by the Company, as well as its subsidiaries.

(a)	Reporting basis

The financial statements have been prepared based on the historic cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in item (b) of the accounting policies below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the application of the Group’s accounting policies. Those areas that involve a higher degree of judgment or complexity or areas where assumptions and estimates are significant are disclosed in item (c) below.

Consolidated Financial Statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) , and the pronouncements, guidelines and interpretations issued by the International Accounting Standards Board (IASB), effective on December 31, 2019, which are the same followed for the financial statements for the year ended December 31, 2018.

The Company is presenting its financial statements under IFRS for SEC reporting purposes after several years of presenting them under accounting policies generally accepted in the United States of America (“U.S. GAAP”). The accounting differences between U.S. GAAP and IFRS and the reconciliation of these accounting polices and practices are presented in Note 34.

Management asserts that all relevant information related to the financial statements, which corresponds to the information it uses while managing the Company, has been disclosed in this financial information.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with IFRS 10—Consolidated Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses are consolidated, according to their accounting nature;

•	intragroup assets and liabilities and material revenue and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interests in equity and profit or loss for the year are separately stated; and

•	exclusive investment funds (Note 8) are consolidated;

The assets and liabilities related to the operations in Africa are consolidated and stated in a single line item of the balance sheet as held-for-sale assets as a result of Management’s expectation and decision to hold these assets and liabilities for sale. In the statement of profit or loss, however, costs/expenses and revenue/gains are stated under the full consolidation method because these operations do not meet the criteria to be classified as ‘discontinued operation’, as provided for by IFRS 5.

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As at December 31, 2019 and 2018, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	2019	2018	2019	2018
Euro	4.5305	4.4390	4.4159	4.3094
US dollar	4.0307	3.8748	3.9461	3.6558
Cape Verdean escudo	0.0411	0.0403	0.0401	0.0391
Sao Tomean dobra	0.000192	0.000185	0.000188	0.000177
Kenyan shilling	0.0398	0.0381	0.0387	0.0361
Namibian dollar	0.2878	0.2698	0.2732	0.2764
Mozambican metical	0.0631	0.0627	0.0627	0.0601
Angolan kwanza	0.0084	0.0126	0.0111	0.0147

Segment reporting

The information about operating segments is presented consistently with the internal report provided to the Company’s main decision-making body, its Board of Directors. Management monitors and tracks performance of each of the Company’s services offerings based on the revenues of those services and the results of operations are reviewed on a consolidated basis with regard to the resources to be allocated to assess their performance and for strategic decision-making (Note 28).

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured initially measured as their fair values at the date of acquisition. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future profitability (goodwill) on an annual basis.

Cash and cash equivalents

Comprise cash and imprest cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below (Note 8).

Financial assets

Financial assets are classified according to their purpose into: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company classifies its financial assets into the following measurement categories: (1) assets measured at amortized cost—i.e., financial assets that meet the following conditions: (i) the business model under which financial assets are held to obtain contractual cash flows; and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows that are only payments of principal and interest on the outstanding principal (accounts receivables, loans and cash equivalents). Amortized cost is written down by impairment losses; (2) financial assets at fair value through other comprehensive income. Interest income is calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net earnings (losses) are recognized in other comprehensive income. Upon derecognition, accumulated losses in other comprehensive income are reclassified to profit or loss; and (3) financial assets at fair value through profit or loss. Net earnings (losses), including interest, are recognized directly in profit or loss.

Accounts receivable

Accounts receivable from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

These receivables also include receivables from services provided and not billed by the end of the reporting period and receivables related to handset, SIM cards, and accessories. The loss allowance for trade receivables is measured at an amount equal to the life-time expected credit losses as allowed for by IFRS 9 (Note 9).

Non-current assets held for sale

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

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the Company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale (Note 31).

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

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company (Note 16).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

Regulatory licenses related to the merged capital gains are amortized over the STFC concession period. The other regulatory licenses for the operation of the mobile telephony services are recognized at cost of acquisition and amortized over the effective period of the related licenses (Note 17).

Impairment of non-financial asset

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

For impairment test purposes, assets are grouped into the smallest identifiable group for which there is a cash-generating unit (CGU), which is identified pursuant to the operating segment (Note 28).

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets.

These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products provided by the Company to the market. The use of different assumptions can significantly change the financial information.

In July 2019, the Company disclosed its Strategic Plan, focused on improving operating and financial performance, using a sustainable business model that aims at maximizing the Company’s value in the context of judicial reorganization.

Based on the Strategic Plan, the Company conducted an impairment test of its long-lived assets and identified an impairment loss of R$2,111 million driven basically by the following: (i) revision of said plan; and (ii) increased market competitiveness, mainly in the residential market, intensifying the drop in the revenues from fixed telephony and DTH services.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company used the cash flow forecasts described in the Strategic Plan. These forecasts cover a ten-year period and take into consideration the average useful lives of the assets, the cash flow period of the judicial reorganization plan, and are consistent with previous years. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 10.94% (11.55% in 2018), which is reviewed at least annually by the Company.

Pursuant to IAS 36, an impairment loss is to be allocated to write down the carrying amount of the cash generating unit’s assets, which is allocated to the regulatory licenses (Notes 5 and 17).

Adjustment to present value

The Company measures its financial assets and financial liabilities to identify instances of applicability of the discount to present value which represents one of the appropriate method to calculate the fair value for some assets and liabilities transactions. For recognition purposes, the measurement of an asset/liability to present value is calculated taking into consideration the contractual cash flows and stated interest rates, and the interest rate of liabilities in certain cases.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

Under the terms and conditions of the JRP, certain balances of debt, trade payables and contingencies involving ANATEL (Note 18) were adjusted to fair value on the date of the novation of prepetition liabilities, pursuant to the requirements of IFRS 9, equivalent to the present value at the time, calculated based on an internal valuation that took into consideration the cash flows of these liabilities and assumptions related to the discount rates, consistent with the maturity and currency of each financial liability.

The present value of the lease agreements is measured by discounting fixed future payment flows, which do not take into account projected inflation, using the incremental interest rate, according to market conditions, and is estimated using the Company-specific risk spread.

Additionally, assets acquired under lease agreements, as well as unrecognized revenue generated by the assignment of communication towers are adjusted to present value.

Impairment of financial assets

For financial assets measured at amortized cost, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Borrowings and financing

Borrowings and financing are stated at amortized cost, plus monetary correction or foreign exchange differences and interest incurred through the end of the reporting period (Note 20).

On the restructuring/novation date of financial liabilities subject to judicial reorganization, the Company recognized loan borrowing and financing commitments at fair value pursuant to the requirements of IFRS 9. The fair value at the restructuring date of each financial liability was calculated based on an internal valuation that took into consideration the cash flows from these liabilities and assumptions related to the discount rates, consistent with the maturity and the currency of each financial liability.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of borrowings and financing, and are expensed over the relevant agreement term.

Leases

The Company recognizes a right-to-use asset and a lease liability in its balance sheet with respect to the leased assets. The right-to-use asset is measured at cost, which consists of the initial amount of the lease liability measurement, plus initial direct costs incurred, estimated costs to decommission and remove the asset at the end of the lease, other payments made before the lease commencement date, and calculated at present value, discounted by the incremental lending rate. The discount rates used by the Company were obtained in accordance with market conditions, estimated using the Company-specific risk spread.

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits (Note 24).

For measuring the amount of the provisions to be recognized, the Company basically adopts two methodologies: (i) the statistical measurement model and (ii) the individual measurement model. In order to choose the methodology to be used, the Company takes into consideration, among other criteria, the number of lawsuits, the lawsuit amount, the estimated amount of a possible payment, and the nature of the lawsuit.

The statistical measurement model is usually used in situations where there are (i) a significant volume of administrative or judicial proceedings with similar nature; (ii) individually the proceedings have a low amounts; and (iii) it is possible to determine a statistical model based on historic information about the rates of unfavorable sentences, the amount of the payments, and the changes in the number of proceedings. Usually in this model the Company uses the calculation of the expected amount, as prescribed by paragraph 39 of IAS 37, and requests opinions from outside specialists to assess the likelihood of a loss. The main contingencies measured under this model are labor and civil (PEX and small claims) lawsuits.

The individual measurement model is usually used in situations where (i) the proceeding involves a high amount; (ii) it is reasonably possible to make an individual assessment of likelihood that a disbursement will be required; and (iii) there is no similarity in the nature of the proceedings. In this model the Company uses opinions from outside specialists in the involved areas to assess the likelihood of a loss. The main contingencies measured under this model are tax and strategic civil proceedings.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Onerous obligation

The Company recognizes a present obligation when events render the contracting of services onerous.

A contract becomes onerous when: (i) the obligations under the contract exceed the economic benefits expected to be received over the contract period; and (ii) the costs are unavoidable.

The Company measures the onerous obligation according to the lower net cost of fulfilling the contract, which is determined based on the lower of: (i) the cost of fulfilling the contract or (ii) the cost of any compensation or penalties derived from the noncompliance of the contract.

The base assumptions used to calculate the onerous obligation must be periodically reviewed and measured whenever there are significant changes of these assumptions.

Employee benefits

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis (Note 27).

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

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 26).

The asset recognized in balance sheet corresponds to the present value of available economic benefits, consisting of refunds or reductions in future contributions to the plan.

Employee profit sharing: the provision for the employee profit sharing plan is accounted on an accrual basis, which is paid by April of the year following the recognition of the provision, takes into consideration a set of operating and financial goals approved with the employees’ labor union, under a specific collective labor agreement. This cost is recognized annually in personnel expenses.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company applied the judgments that significantly affect the determined amount and the recognition timing of the revenue from a contract with a customer, taking into account the five-step recognition model: (i) identify the contract; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognition da revenue when (or as) the entity satisfies a performance obligation.

Residential Services are composed, basically, of local and long-distance fixed-line voice services, broadband services and Pay-TV. Local and long distance calls are charged based on time measurement according to the legislation in effect. Both of the services are recognized as revenue when the services are provided.

Personal Mobility Services are composed of mobile telephony services, interconnection and handsets, SIM cards and other accessories. Post-paid plan is recognized as revenue when service is provided. Prepaid service is first recognized as unearned revenues and recognition occurs by customer’s usage. Interconnection service is provided upon request of any other telecommunication collective service provider and are charged according to the General Rules on Interconnection (Regulamento Geral de Interconexão), established by ANATEL, and recognized as revenue when the service is provided. Sales of handsets and accessories are recognized when these items are delivered and accepted by the customers.

SMEs/Corporate Services are composed, basically, of fixed-line and mobile voice, data telecommunications services, broadband services and Pay-TV services, recognized as revenue when the services are provided.

Products and services are sold separately or bundled packages. Revenues involving multiple elements are recognized when each performance obligation is identified and the applicable criteria is applied.

Initial installation rates are not separately identifiable performance obligations and are recognized in the revenue pursuant to the period the services are used by the customers.

Revenue arising from the receipt of trade receivables that had already been written off as losses but were subsequently recovered and received in the collection process, are recognized in profit or loss, in line item ‘Other operating income’.

Variable consideration is estimated at contract inception and constrained to revenue recognition until it is highly probable that a significant revenue reversal will not occur (Notes 4 and 5).

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods. The incremental costs to obtain a contract with a customer (contract compliance costs), consisting basically of sales commissions, are recognized in profit or loss on a systematic basis, consistent with the transfer of goods and services to the customers (Note 13).

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses consist primarily of interest effectively incurred, adjustments to present value, and other charges on borrowings, financing, and financial derivative contracts. They also include banking fees and costs, financial intermediation costs on the collection of trade receivables, and other financial transactions (Notes 5 and 6).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on an accrual basis. Taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, based on management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets to the extent it is no longer probable that sufficient taxable income will be available to allow the utilization of all or part of the deferred tax assets.

Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews. Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially enacted. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities (Note 7).

Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the owners of the Company, divided by the weighted average number of common and preferred shares outstanding in the year. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive instruments convertible into shares in the reporting years, pursuant to IAS 33. (Note 26 (f).)

(c)	Estimates and critical accounting judgments

The Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

Revenue recognition and accounts receivables

The Company’s revenue recognition policy is significant as it is a material component of operating results. Determining the amount and the timing of revenue recognition by Management, collection ability, and the rights to receive certain network usage revenue is based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by ANATEL (Brazilian telecommunications industry regulator).

Expected credit losses on trade receivables

The expected credit losses on trade receivables are determined to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from defaulting customers. The estimate of expected credit loss on trade receivables is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables and is prepared based on historical default rates and projections of future conditions that impact collections.

There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debts in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

Impairment of long-lived assets

The recoverable amounts of long-lived assets are determined by comparing the calculations of their value in use and their sales prices. These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions may significantly change our financial statements.

For impairment assessment purposes of the Cash-generating Unit (CGU), the Company defined the value in use of its assets.

In measuring the value in use, the Company based its cash flow projections according to the aforementioned Strategic Plan, approved by Management and already disclosed to the market in a material fact notice. These forecasts cover a ten-year period, taking into account the useful lives of the assets and are consistent with prior years’ cash flows. The discount rate used on the cash flows corresponds to a weighted average cost of capital of 10.94% (11.55% in 2018), which is reviewed by the Company at least annually.

Pursuant to IAS 36, an impairment loss is allocated to reduce the carrying amount of the assets of a cash-generating unit, firstly to reduce the carrying amount of any goodwill based on expected future profitability and, subsequently, the other assets of the cash-generating unit proportionately to the carrying amount of asset of the cash-generating units. The impairment loss was fully allocated to the carrying value of regulatory licenses (Notes 5 and 17).

Leases

The assumptions related to the appropriated discount rates used in the fair value calculation of the present value of the lease payments are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company’s financial performance. The use of different assumptions to measure the present value of our leases may have a material impact on the estimated present value of the right-of-use asset and the lease liability in the balance sheet.

Fair value of financial liabilities

The assumptions on the discount rates used in the fair value calculation of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company’s financial performance. The use of different assumptions to measure the fair value of the financial liabilities can have a material impact on the estimated fair value of these financial liabilities and the amounts recognized as borrowings and financing in the balance sheet, as well as the amounts recognized in profit or loss.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Provisions

Pursuant IAS 37, the Company recognized provisions for contingencies basically originated at the juridical and administrative levels, with labor, tax, and civil nature, as detailed in Note 24.

Depending on the nature of the contingency, the Company’s management uses the statistical measurement or the individual measurement methodology to calculate provisions for contingencies. In any of these methodologies, the Company uses a set of assumptions, information, an internal and external risk assessment, and statistical models that management considers to be appropriate, including the successful implementation of the Judicial Reorganization Plan; however, it is possible that these change in the future, which could result in change in the future provisions for losses.

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

(d)	New and revised standards and interpretations

(d.1)	New standards adopted as at January 1, 2019

New and revised standards		Effective beginning on or after:
Annual improvements to IFRSs	2015-2017 Cycle	January 1, 2019
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendment to IAS 19	Change, reduction, or settlement of defined benefit plans	January 1, 2019
Amendment to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019

Among the standards, changes, and interpretations referred to above, on IFRS 16 had an impact on the Company and subsidiaries’ financial position as from January 1, 2018, as detailed below.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

IFRS 16—Leases

IFRS 16—Leases establishes the principles for the recognition, measurement, presentation, and disclosures, and requires that lessees account for all the leases under a single model in the balance sheet. The standard includes two recognition exemptions for lessees: leases of low value assets (for example, personal computers) and short-term leases (i.e., with a lease tem of twelve months or less). At the lease commencement date, the lessee recognizes a liability related to the lease payments (i.e., a lease liability) and a lease asset that represents the right to use the underlying asset during the lease term (i.e., a right-of-use asset). The lessees are required to separately recognize an interest expense on the lease liability and a depreciation expense on the right-of-use asset. The lessees shall also revalue the lease liability should certain events occur (for example, any change in the lease term, a change in the future lease payments as a result of a change in the index or rate used to determine such payments). As a rule, the lessee recognizes the revised amount of the lease liability as an adjustment to the right-of-use asset.

Transition

The Company adopted IFRS 16 pursuant to the modified retrospective approach (i.e., beginning January 1, 2019, taking into account the right-of-use equal to the lease liability upon the first-time adoption), without any restatement of comparative information. The Company elected to apply the standard to agreements that were identified as leases pursuant to the previous standard. As a result, the Company did not apply the standard to agreements that have not previously been identified as containing a lease by applying IAS 17 and IFRIC 4, and excluded lease agreements maturing in the next twelve months, without probable renewal intention, in addition to applying a single discount rate to leases with similar characteristics and excluding to direct initial costs in the measurement of the right-of-use.

Expedients

The Company elected to use the exemptions proposed by the standard on short-term agreements (i.e., that will be end within 12 months from the commencement date), lease agreements for which there is an underlying low value asset.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients: (a) retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation; (b) apply a single discount rate to a portfolio of leases with reasonably similar characteristics; (c) exclude initial direct costs from measurement of the right-of-use asset at the date of initial application; (d) use hindsight when determining the lease term if the contract includes an extension or termination option; and (e) assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

Impacts

The impacts refer basically to the lease agreements of towers, properties, stores, vehicles, and sites (physical spaces) and as described in Notes 16 and 22.

Upon the initial adoption of IFRS 16, the Company recognized a right-of-use asset and a lease liability in balance sheet. The right-of-use asset is measured at cost, which consists of the initial amount of the lease liability measurement, any initial direct costs incurred by the Company, an estimate of any costs to disassemble and remove the asset at the end of the lease, and any lease payments made before the lease commencement date (net of any incentives received), calculated at present value.

The Company depreciates the right-of-use assets on a straight-line basis from the commencement of the lease to the termination of the lease.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company also assesses impairment when such indicators exist, taking into account the concept of forming asset groups for impairment purposes.

At the commencement date, the Company measured the lease liability at the present value of the consideration paid or payable, discounted using the Company’s incremental lending rate.

The lease payments included in the lease liability measurement consist of fixed payments and variable payments based on either an index or a rate.

After the initial measurement, the liability will be written down by the payments made and increased by the interest incurred. If necessary, the liability is recalculated to reflect any remeasurement or change, or if there are changes in the substance of the fixed payments.

When there is a significant contractual change, a lease liability is remeasured and the corresponding adjustment is reflected in the right-of-use asset, or in profit or loss, if the right-of-use asset is already written down to nil.

The Company elected to use the expedients proposed by the standard for lease agreements, for short-term and low value contracts. Accordingly, instead of recognizing a right-of-use asset and a lease liability, these are recognized as an expense in profit or loss over the lease period.

The Company individually measured any new agreement entered into after January 1, 2019 if such agreement contained a lease. A lease is defined as an “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.”

To apply this definition the Company assessed whether a contract meets the three key characteristics:

•	The agreement contains an identified asset, which is explicitly identified in the agreement or implicitly specified to be identified at the time that the asset is made available to the Company;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, considering its rights within the scope set out in the agreement; and

•	The Company has the right to direct the use of the identified asset throughout the period of use the and right to direct “how and for what purpose” the asset is used throughout the period of use.

The Company recognizes the impacts of temporary differences in deferred income tax and social contribution arising from the new standard IFRS 16.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company adopted IFRS 16, taking into account the modified retrospective application permitted by the standards. Accordingly, we present below the results for the years period ended December 31, 2019 and 2018, less the effects recognized as a result of this application.

	Balance at December 31, 2019 (with IFRS 16)	IFRS 16 adjustments	Balance at December 31, 2019 (w/o IFRS 16)	Balance at December 31, 2018
Net operating revenue	20,136,183		20,136,183	22,060,014
Cost of sales and/or services	(15,314,814)	(589,861)	(15,904,675)	(16,179,100)

Gross profit (loss)	4,821,369	(589,861)	4,231,508	5,880,914

Operating income (expenses)
Share of results of investees	(5,174)		(5,174)	(13,492)
Selling expenses	(3,547,684)	(7,516)	(3,555,200)	(3,853,002)
General and administrative expenses	(2,782,300)	(5,810)	(2,788,110)	(2,738,718)
Other operating income	4,527,710		4,527,710	2,204,134
Other operating expenses	(5,991,291)		(5,991,291)	(6,748,094)

	(7,798,739)	(13,326)	(7,812,065)	(11,149,172)

Profit (loss) before financial income (expenses) and taxes	(2,977,370)	(603,187)	(3,580,557)	(5,268,258)
Financial income	2,662,463		2,662,463	30,950,461
Financial expenses	(8,772,181)	948,973	(7,823,208)	(4,341,595)

Financial income (expenses)	(6,109,718)	948,973	(5,160,745)	26,608,866

Pre-tax profit (loss)	(9,087,088)	345,786	(8,741,302)	21,340,608
Income tax and social contribution
Current	(77,060)		(77,060)	115,706
Deferred	69,041		69,041	3,159,241

Profit (loss) for the year	(9,095,107)	345,786	(8,749,321)	24,615,555

IFRIC 23—Uncertainty over Income Tax Treatments

Applies to taxes within the scope of IAS 12, which governs situations when there is uncertainty over the tax treatment adopted by the Company with respect to: (i) whether an entity should assess uncertain tax treatments separately; (ii) what estimates an entity should make about the examination of tax treatments by tax authorities, (iii) how an entity determines taxable income or tax loss, tax bases, unutilized tax loss carryforwards, and untimely tax credits; and (iv) how an entity considers changes in facts and circumstances.

The Company, together with its legal advisors, reviewed this matter and concluded that there is no significant impact to the Company’s financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(d.2)	New standards and interpretations not yet adopted

The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2020:

New and revised standards		Effective beginning on or after:
IAS 1	Presentation of Financial Statements	January 1, 2020
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors (Amendment—Definition of material)	January 1, 2020
IFRS 3	Business Combinations (Revised—definition of business) Conceptual framework revised for financial reports	January 1, 2020

The Company is assessing the impact of these changes on the accounting standards.

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Fair value measurement

IFRS 13 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As a result of the implementation of the measures approved on the Plan ratified on January 8, 2018 and the related accounting recognition in calendar year 2018, some financial liabilities classified at amortized cost were remeasured at their fair values as at the date of the novation of these financial liabilities and recognized at amortized cost in the subsequent measurement, pursuant to the accounting guidance of IFRS 9.

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at December 31, 2019 and 2018 are summarized as follows:

Assets	Accounting measurement	2019		2018
		Carrying amount	Fair value	Carrying amount	Fair value
Cash and banks	Fair value	575,863	575,863	287,491	287,491
Cash equivalents	Fair value	1,506,082	1,506,082	4,097,838	4,097,838
Cash investments	Fair value	217,792	217,792	238,962	238,962
Accounts receivable (i)	Amortized cost	6,334,526	6,334,526	6,516,555	6,516,555
Dividends and interest on capital	Amortized cost	426	426
Financial asset at fair value	Fair value	40,689	40,689
Held-for-sale assets
Held-for-sale financial asset (Note 31)	Fair value	1,474,699	1,474,699	1,843,778	1,843,778
Dividends receivable (Note 31)	Amortized cost	2,435,014	2,435,014	2,566,935	2,566,935

Liabilities
Trade payables (i)	Amortized cost	8,887,367	8,887,367	8,818,870	8,818,870
Derivative financial instruments	Fair value	1,152	1,152
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	8,354,777	8,354,777	7,140,960	7,140,960
Public debentures	Amortized cost	3,652,353	3,652,353	3,103,106	3,103,106
Senior Notes	Amortized cost	6,219,619	6,565,782	6,205,840	6,937,764
Dividends and interest on capital	Amortized cost	5,731	5,731	6,168	6,168
Licenses and concessions payable (iii)	Amortized cost	58,582	58,582	85,619	85,619
Tax refinancing program (iii)	Amortized cost	417,503	417,503	553,206	553,206
Leases payable (iv)	Amortized cost	8,150,026	8,150,026

For the closing of the year ended December 31, 2019:

(i)

The balances of accounts receivables have near terms and, therefore, they are not adjusted to fair value. The balances of trade receivables, subject to the judicial reorganization, were adjusted to their fair value, at the date of the novation of the liabilities and are represented by the amounts that are expected that the obligations are discharged (Note 18).

(ii)

The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts. The balances of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values differ from their carrying amounts.

(iii)	The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv)	The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The levels of the financial assets, cash and cash equivalents and cash investments, held-for-sale assets, and derivative financial instruments at fair value as at December 31, 2019 and 2018 are as follows:

	Fair value measurement hierarchy	Fair value
		2019	2018
Assets
Cash and banks	Level 1	575,863	287,491
Cash equivalents	Level 1	1,506,082	4,097,838
Cash investments	Level 1	217,792	238,962
Held-for-sale financial asset	Level 3	1,474,699	1,843,778
Liabilities
Derivative financial instruments	Level 2	1,152

There were no transfers between levels in the years ended December 31, 2019 and 2018.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)	Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars and, to a lesser extent, in euros.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the year, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated.

When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the year, and when similar, fair value is similar to the carrying amount on the reporting date.

(b)	Held-for-sale assets

Represents the indirect interest held by PT Ventures in the dividends receivable and the fair value of the financial investment in Unitel, both classified as held for sale. The assets from the investment held in PT Ventures are measured substantially at the fair value of the investment for sale, which occurred on January 23, 2020. See Notes 31 and 33 for further information.

(c)	Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of for the year ended December 31, 2019, these instruments include Non-deliverable Forward (NDF) contracts. The Company does not use derivatives for any purposes other than hedging against these risks.

The method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

3.2.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance Officer, the Regulation, Wholesale and International Affairs Officer, the Legal Tax Officer, the Chief Controller, the Investor Relations Officer, and the Treasury Officer.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

In the aftermath of the approval of the JRP, based on the measured new risk factors, the Company approved with the Board of Directors a new strategy to the Board of Directors to mitigate the risks arising on the foreign exchange exposure of its financial liabilities, as is ready to implement it as from this point in time. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining its liquidity, and complying with the financial covenants.

3.2.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at December 31, 2019, except with regard to the assets held for sale, for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 52.3% of total liabilities from borrowings and financing (2018 – 53.6%), less the contracted currency hedging transactions. To minimize this type of risk, the Company entered into currency hedges with financial institutions for part of the foreign currency-denominated interest payments made in 2019. The Company hedged 67% of its total dollar-denominated debt service in 2019 through hedging transactions in the form of currency forwards and foreign currency-denominated cash investments. At the end of December 2019, approximately 32% of the US dollar-denominated debt for 2020 was hedged by cash in US dollars (natural hedge). Additionally, the Company hedged part of the Company’s US dollar-denominated operating expenses.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The currency hedging percentage for purposes of covenant compliance and the financial expenses of the existing borrowings and financing, including the impacts of changes in foreign exchange rates on the fair value adjustment gain, is 50.1%.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows:

	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	400,874	400,874	70,116	70,116
Cash equivalents	1,096	1,096	154,514	154,514
Held-for-sale assets
Held-for-sale financial asset	1,474,699	1,474,699	1,843,778	1,843,778
Dividends receivable	2,435,014	2,435,014	2,566,935	2,566,935
Financial liabilities
Borrowings and financing (Note 20)	9,521,291	9,521,291	8,816,766	9,548,690
Derivative financial instruments	1,152	1,152

The amounts of the derivative financial instruments are summarized as follows:

	Derivatives designated for hedge accounting
	Notional (US$)	Maturity (years)	Fair value
			Amounts (payable)/receivable
			2019
USD/R$ Non-deliverable forwards (NDF)	17,000.00	< 1 year	(1,152)

At yearend, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk co cambial are as follows:

Non-deliverable Forward (NDF) contracts

US$/R$: Refer to future dollar purchase transactions using NDFs to hedge against the depreciation of the Brazilian real against the US dollar. The key strategy for these contracts is to eliminate foreign exchange differences during the contract period, mitigating unfavorable changes in foreign exchange rates on dollar-denominated debts or operating expenses.

As at December 31, 2019, the Company recognized as result of derivative transactions the amounts shown below:

2019
Forward currency transaction – financial results	55,025
Forward currency transaction – operating results	17,088
Total	72,113

The movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income
Balance at 12/31/2018
Results of designated hedges	11,901
Amortization of hedges to profit or loss	(13,053)
Balance at 12/31/2019	(1,152)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Foreign exchange risk sensitivity analysis

As at December 31, 2019, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

The rates used for the probable scenario were the rates prevailing at the end of December 2019. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2019	Depreciation
Probable scenario
U.S. dollar	4.0307	0%
Euro	4.5305	0%
Possible scenario
U.S. dollar	5.0384	25%
Euro	5.6631	25%
Remote scenario
U.S. dollar	6.0461	50%
Euro	6.7958	50%

The impacts of foreign exchange exposure on the foreign currency-denominated debt, considering offshore derivatives and cash, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		2019
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	15,594,278	19,492,848	23,391,418
US dollar cash	Dollar depreciation	(283,409)	(354,261)	(425,113)
Euro debt	Euro appreciation	2,711,459	3,389,323	4,067,188
Euro cash	Euro depreciation	(112,796)	(140,995)	(169,194)
Fair value adjustment	Dollar/euro depreciation	(8,772,305)	(10,965,381)	(13,158,458)
Total assets/liabilities indexed to exchange fluctuation		9,137,227	11,421,534	13,705,841
Total (gain) loss			2,284,307	4,568,614

(b)	Interest rate risk

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at December 31, 2019. After the approval of the JRP, the Company does not have borrowings and financing subject to foreign currency-denominated floating interest rate.

As at December 31, 2019, approximately 47.5% (46.0% at December 31, 2018) of the incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	2019		2018
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,504,986	1,504,986	3,943,324	3,943,324
Cash investments	217,792	217,792	238,962	238,962
Financial liabilities
Borrowings and financing (Note 20)	8,705,458	8,705,458	7,633,140	7,633,140

Interest rate fluctuation risk sensitivity analysis

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from the portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates. The TJLP rate remained stable at 7.0% p.a. from April 1, 2017 to December 31, 2017. Beginning January 1, 2018, the TJLP was being successively reduced: 6.75% per year up to March 2018, 6.6% per year from April to June 2018, and 6.56% from July to September 2018. In turn, from October to December 2018 this rate was increased to 6.98% per year, it was increased to 7.03%, from January to March 2019, to 7.03%, and reduced again from April to June to 6.26%, from July to September to 5.95%, and from October to December to 5.57%. At the end of the quarter the National Monetary Council decided to reduce this rate again to 5.09% per year, effective for January-March 2020.

Management estimated the fluctuation scenarios of the rates CDI and TJLP as at December 31, 2019. The rates used for the probable scenario were the rates prevailing at the end of the reporting year.

These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

2019
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
4.59%	5.57%	5.74%	6.96%	6.89%	8.36%

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		2019
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	4,601,044	5,330,277	6,583,653
Debt pegged to TJLP	TJLP increase	3,221,576	4,232,356	4,972,246
Total assets/liabilities pegged to the interest rate		7,822,620	9,562,633	11,555,899
Total (gain) loss			1,740,013	3,733,279

3.2.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2019, approximately 80.92% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

3.2.3.	Liquidity risk

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

At the beginning of 2019, Oi completed the capital increase provided for in the JRP. With this increase, the Company received R$4.0 billion, which were allocated to the incremental CAPEX Plan, directed to the expansion of the mobile and fixed infrastructure, while focused primarily on the fiber optics project. In addition to the capital increase, to finance the incremental CAPEX associated to the Strategic Plan, the Company plans to divest unessential and release cash through non-operating event such as, for example, tax credits. Added to this debt is the issue of up to R$2.5 billion in simple, nonconvertible debentures by Oi Móvel, a prepetition financing line, in the form of DIP Financing, in line with the provisions of Clause 5.3 of the Company’s PRJ.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Goss debt-to-EBITDA	between 2x and 4.0x
Interest coverage ratio (*)	higher than 1.75

(*)	Measure the Company’s capacity to cover its future interest obligations.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

3.2.4.	Risk of accelerated maturity of borrowings and financing

Any default event in some debt instruments of the Company and its subsidiaries might result in accelerated maturity of other borrowings and financing. Currently, the Company does not anticipate any risk of default on any of its regular cash obligations.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt was mitigated through a waiver that prevents acceleration due to failure to comply with certain covenants in first quarter of 2020. For further detail, see Note 20, in the section ‘Covenants’.

4.	NET OPERATING REVENUE

	2019	2018	2017
Gross operating revenue	27,218,787	30,426,548	36,338,432
Deductions from gross revenue	(7,082,604)	(8,366,534)	(12,548,778)
Taxes	(5,641,876)	(6,725,356)	(7,707,961)
Other deductions	(1,440,728)	(1,641,178)	(4,840,817)
Net operating revenue	20,136,183	22,060,014	23,789,654

5.	REVENUE AND EXPENSES BY NATURE

	December 31, 2019	December 31, 2018	December 31, 2017
Operating expenses by nature
Third-party services	(6,030,542)	(5,924,556)	(6,221,058)
Depreciation and amortization	(6,873,945)	(5,811,123)	(5,109,292)
Rentals and Insurance (i)	(2,575,862)	(4,200,212)	(4,162,659)
Personnel	(2,528,823)	(2,594,464)	(2,791,331)
Network maintenance service	(1,014,432)	(1,104,015)	(1,251,511)
Interconnection	(487,413)	(658,068)	(778,083)
Provision for contingencies	(216,438)	(202,268)	(469,440)
Expected credit losses	(489,396)	(697,324)	(691,807)
Advertising and marketing	(497,278)	(382,091)	(413,580)
Handset and other costs	(170,860)	(196,347)	(223,335)
Impairment gain (loss) (ii)	(2,111,022)	(291,758)	4,747,141
Taxes and other expenses	(110,568)	(249,688)	(542,832)
Other operating income (expenses), net (iii)	(6,974)	(5,016,358)	(8,242,895)
Total operating expenses	(23,113,553)	(27,328,272)	(26,150,682)
Operating expenses by function
Cost of sales and/or services	(15,314,814)	(16,179,100)	(15,668,653)
Selling expenses	(3,547,684)	(3,853,002)	(4,102,556)
General and administrative expenses	(2,782,300)	(2,738,718)	(3,136,808)
Other operating income	4,527,710	2,204,134	1,985,101
Other operating expenses	(5,996,465)	(6,761,586)	(5,227,766)
Total operating expenses by function	(23,113,553)	(27,328,272)	(26,150,682)

(i)	The semiannual comparison was impacted by the adoption of IFRS 16—Leases beginning January 1, 2019 (Note 2(d)).
(ii)

As required by IAS 36, the Company conducts annually an impairment test of its assets with finite useful lives and recognizes an impairment loss related to the expected future profitability of such assets. The Company took into consideration in its assumptions for the 2019 impairment test, among other aspects, the Strategic Plan disclosed in July 2019. The plan rests on transformation actions, focused on improving operational and financial performance (see Note 17).

(iii)

In 2019, refers primarily to: (a) the recognition of other income from PIS and COFINS credits arising on the deduction of ICMS from PIS and COFINS tax base, as well as the recovery of unduly paid amounts on that tax base, as ruled in the final and unappealable court decision issued in March and September 2019, amounting to R$1,517,919 (Note 11) and (b) the recognition of expenses on the provision related to an onerous contract for the supply of satellite capacity, amounting to R$1,230,820 (Note 25), and (c) recognition of expenses related to the derecognition arising from the reconciliation of prior periods’ tax credits and incentives, which are not expected to be realized, amounting to R$167,395. In 2018 refers basically to: (a) expenses on the provision related to the recognition of the onerous contract for the provision of submarine cable capacity, amounting to R$4,883,620; and (b) recognition of income from the reversal of the provision for the contingency, amounting to R$109,242, arising from the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the JRP. In 2017, R$6,482,485 refer main to the additional provision arising from the review of the calculations of the provision for contingencies related administrative proceedings and lawsuits involving ANATEL, talking into accounting the publication of the decision that grants the judicial reorganization in February 5, 2018.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

6.	FINANCIAL INCOME (EXPENSES)

	2019	2018	2017
Financial income
Fair value adjustment (i)	48,756	13,290,262	4,873,000
Monetary correction and foreign exchange differences on the fair value adjustment	334,269	1,398,594
Gain on the restructuring of third-party borrowings (ii)		11,054,800
Interest on and monetary correction to other assets (iii)	1,922,176	808,764	1,049,923
Income from cash investments	238,828	316,880	702,171
Exchange differences on translating foreign cash investments	(52,013)	1,329	11,105
Reversal of interest and other income (iv)	170,447	4,079,832	500,260
Total	2,662,463	30,950,461	7,136,459
Financial expenses and other charges
a) Borrowing and financing costs
Recognition of fair value adjustment	(910,491)	(760,197)
Monetary correction to and exchange losses on third-party borrowings (v)	(640,068)	(2,493,618)	(2,920,455)
Interest on borrowings from third parties (vi)	(1,295,545)	1,299,094	(3,122,166)
Interest on debentures (vi)	(322,218)	493,833	(472,173)
Subtotal:	(3,168,322)	(1,460,888)	(6,514,794)
b) Other charges
Interest on leases	(948,973)
Gain (loss) on cash investments classified as held for sale	(237,593)	292,700	(267,008)
Tax on transactions and bank fees	(456,579)	(870,488)	(512,003)
Interest on, monetary correction to, and foreign exchange differences on other liabilities (vii)	(1,854,304)	(1,251,215)	(1,553,746)
Monetary correction to (provisions)/reversals (viii)	(1,620,378)	(226,870)	(674,668)
Interest on taxes in installments—tax financing program	(16,159)	(28,079)	(27,294)
Derivative transactions	55,025
Other expenses (ix)	(524,898)	(796,755)	(783,458)
Subtotal:	(5,603,859)	(2,880,707)	(3,818,177)
Total	(8,772,181)	(4,341,595)	(10,332,971)
Financial income (expenses)	(6,109,718)	26,608,866	(3,196,512)

(i)

In 2018, refers to the recognition of the fair value of third-party borrowings and financing arising from the impacts of the ratification of the JRP. In 2017, refers to the adjustment to present value arising from the revision of the calculations of the provision for contingencies related to administrative proceedings and lawsuits involving ANATEL, taking into account the best estimate of future cash outflows based on the payment methods prescribed in the JRP.

(ii)	In 2018, refers basically to the positive impact of the novation of the debt represented by the qualified Senior Notes, calculated pursuant to the JRP.
(iii)

In 2019, refers to the accounting recognition amounting R$2,100 million related to the monetary correction to PIS and COFINS credits arising from the deduction of ICMS from the tax base of PIS and COFINS, as well as the recovery of unduly paid amounts as PIS and COFINS, under a final and unappealable court decision reached in March and September 2019, as described in Note 11.

(iv)

In 2018, represented mainly by the reversal of the interest expenses on debt included in the JRP, adjusted in the period prior to the ratification of the Plan amounting to R$3,013 million and adjustment of trade payables and default payment to fair value amounting to R$877 million.

(v)	In 2018, includes R$555 million related to the modification gain associated to the novation of debts arising on the Senior Notes.
(vi)	In 2018, represented mainly by the reversal of interest on the debt included in the JRP amounting to R$3,115 million and interest expenses on novated debt and debentures totaling R$167 million.
(vii)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization.
(viii)

In 2019, includes the impact arising on the review of the provision estimate calculation methodology of the labor and civil contingencies, supported by the loss risk assessment made by the Company’s legal advisors. The Company recognized new provision for labor and civil contingencies, during 2019, related to the review of the provision estimate calculation methodology, and part of the amount was recognized in financial expenses due to monetary corrections in compliance with the Law applicable for Labor and Civil proceedings.

(ix)	Represented mainly by financial banking fees and commissions.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2019	2018	2017
Income tax and social contribution
Current taxes	(77,060)	115,706	(906,080)
Deferred taxes (Note 10)	69,041	3,159,241	(192,542)
Total	(8,019)	3,274,947	(1,098,622)

	2019	2018	2017
Pre-tax profit (loss)	(9,087,088)	21,340,608	(5,557,540)
Income tax and social contribution
Income tax and social contribution on taxed income	3,089,610	(7,255,807)	1,889,564
Equity in investees	(1,759)	(4,587)	(147)
Tax incentives (basically, operating profit) (i)	1,263	3,068	14,008
Permanent deductions (add-backs) (ii)	(312,512)	13,285,260	148,424
Reversal of (Allowance for) impairment losses on deferred tax assets (iii)	(2,474,232)	(2,757,044)	(2,717,564)
Tax effects of deferred tax assets of foreign subsidiaries (iv)	(310,389)	4,057	(432,907)
Income tax and social contribution effect on profit or loss	(8,019)	3,274,947	(1,098,622)

(i)	Refers basically to the exploration profit recognized in the profit or loss of subsidiary Oi Móvel pursuant to Law 11638/2007.
(ii)

In 2019, the tax effects from permanent add-backs are represented mainly by the recognition of the fair value adjustment to the restructured liabilities included in the JRP. In 2018 the main tax effects from permanent deductions arising from the recognition of the restructuring of the liabilities included in the JRP.

(iii)	Refers to the reversal (recognition) of the allowance for the realizable value (impairment) of deferred tax assets (Note 10).
(iv)	Refers to the effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

8.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash investments made by the Company and its subsidiaries in the years ended December 31, 2019 and 2018 are measured at their fair values.

(a)	Cash and cash equivalents

	2019	2018
Cash and banks	575,863	287,491
Cash equivalents	1,506,082	4,097,838
Total	2,081,945	4,385,329

	2019	2018
Repurchase agreements(i)	1,192,708	2,742,731
Certificated of Bank Deposit (CDB)	173,854	301,632
Private securities(ii)	134,818	895,073
Time deposits	1,096	154,514
Other	3,606	3,888
Cash equivalents	1,506,082	4,097,838

(b)	Short-term and long-term investments

	2019	2018
Private securities(iii)	196,203	213,653
Government securities	21,589	25,309
Total	217,792	238,962
Current	183,850	201,975
Non-current	33,942	36,987

(i)

Represented mainly by exclusive investment funds composed by Government Securities with yield pegged to the SELIC rate. The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented mainly by financial treasury bills from private banks with remuneration linked to CDI rate and immediate liquidity.
(iii)	Represented mainly by the investments with yield pegged to the SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

9.	ACCOUNTS RECEIVABLE

	2019	2018
Billed services	5,910,643	5,699,817
Unbilled services	842,726	984,062
Handheld devices, accessories, and other assets	354,928	619,821
Subtotal	7,108,297	7,303,700
Expected losses on trade receivables	(773,771)	(787,145)
Total	6,334,526	6,516,555

The aging list of trade receivables is as follows:

	2019	2018
Current	5,118,874	5,167,408
Past-due up to 60 days	527,459	672,673
Past-due from 61 to 90 days	104,694	131,798
Past-due from 91 to 120 days	99,299	132,562
Past-due from 121 to 150 days	83,083	104,628
Over 150 days past-due	1,174,888	1,094,631
Total	7,108,297	7,303,700

The movements in expected credit losses on trade receivables are as follows:

Balance at January 1, 2018	(547,485)
Expected losses on trade receivables	(843,681)
Trade receivables written off as uncollectible	976,998
IFRS 9 adoption (*)	(372,977)
Balance at December 31, 2018	(787,145)
Expected losses on trade receivables	(488,269)
Trade receivables written off as uncollectible	501,643
Balance at December 31, 2019	(773,771)

(*)	Impact of the first-time recognition, at January 1, 2018, of IFRS 9 as a contra entry to Accumulated losses in Shareholders’ equity.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

10.	RECOVERABLE INCOME TAX AND DEFERRED TAXES ASSETS

	ASSETS
	2019	2018
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	209,513	287,472
Recoverable social contribution (CSLL) (i)	81,215	91,996
IRRF/CSLL—withholding income taxes (ii)	251,998	241,778
Total current	542,726	621,246
Deferred recoverable taxes
Income tax and social contribution on temporary differences1	99,175	23,050
Total non-current	99,175	23,050

	LIABILITIES
	2019	2018
Current taxes payable
Income tax payable	54,358	21,628
Social contribution payable	12,296	5,398
Total current	66,654	27,026

See movements table below

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)

Refer to withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Movements in deferred income tax and social contribution

	Balance at December 31, 2018	Recognized in deferred tax benefit/ expenses	Recognized directly in equity	Add-backs/ Offsets	Balance at December 31, 2019
Deferred tax assets arising on:
Temporary differences
Provisions	1,244,246	(68,999)			1,175,247
Provisions for suspended taxes	29,555	134,999			164,554
Provisions for pension funds and impacts of (IAS 19 R)	(14,095)	(3,341)	3,331		(14,105)
Expected losses on trade receivables	478,827	(46,407)			432,420
Profit sharing	94,504	(13,185)			81,319
Foreign exchange differences	1,403,193	333,740			1,736,933
Merged goodwill (i)	1,690,508	(278,759)			1,411,749
Other temporary add-backs and deductions	177,085	773,610	2,557		953,252
Onerous obligation	1,527,924	449,900			1,977,824
Deferred taxes on temporary differences	6,631,747	1,281,558	5,888		7,919,193
CSLL tax loss carryforwards	13,703,529	1,033,425	25,095	38	14,762,087
Total deferred tax assets	20,335,276	2,314,983	30,983	38	22,681,280
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,532,682)	235,338			(2,297,344)
Allowance for impairment loss (iii)	(17,779,544)	(2,474,234)	(30,983)		(20,284,761)
Total deferred tax assets (liabilities)	23,050	76,087(* )		38	99,175

(*)	The expenses on deferred taxes disclosed in Note 6 include R$7,046 in deferred taxes of foreign operations classified as held-for-sale assets.
(i)

Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.
(iii)

The Company, based on the schedule of expected generation of future taxable income, supported by a technical feasibility study and the comparison with the estimate of the annual realization amount of asset and liability temporary differences, revised its deferred taxes recovery estimate and identified and recognized an allowance at recoverable amount.

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$32,805,092 and R$14,433,424, and corresponds to R$11,153,731 and R$3,608,356 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

11.	OTHER TAXES

	ASSETS
	2019	2018
Recoverable State VAT (ICMS) (i)	1,301,684	1,240,353
PIS and COFINS (ii)	2,736,009	215,860
Other	47,257	63,015
Total	4,084,950	1,519,228
Current	1,089,391	803,252
Non-current	2,995,559	715,976

	LIABILITIES
	2019	2018
State VAT (ICMS)	526,618	556,693
ICMS Convention No. 69/1998	220,467	34,113
PIS and COFINS (iii)	574,063	235,319
FUST/FUNTTEL/broadcasting fees (iv)	669,193	655,022
Other (v)	120,460	181,437
Total	2,110,801	1,662,584
Current	886,763	1,033,868
Non-current	1,224,038	628,716

(i)

Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii)

The Company and its subsidiaries filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total amount of the credit was approximately R$3 billion, added to the three lawsuits.

(iii)	Refers basically to the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.
(iv)

The Company and its subsidiaries Telemar and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

(v)	Consisting primarily of monetary corrections to suspended taxes and withholding tax on intragroup loans and interest on capital.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

12.	JUDICIAL DEPOSITS

In some situations the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets the expected amount to be redeemed from judicial deposits or to offset judicial deposits against the provision for contingencies in the next fiscal year.

As set forth by relevant legislation, judicial deposits are adjusted for monetary correction.

	2019	2018
Civil	5,027,848	5,849,978
Tax	2,301,986	2,337,508
Labor	883,125	1,197,144
Subtotal:	8,212,959	9,384,630
Estimated loss (i)	(47,112)	(649,910)
Total	8,165,847	8,734,720
Current	1,514,464	1,715,934
Non-current	6,651,383	7,018,786

(i)	This amount represents the estimated loss of balances of judicial deposits, which are in the process of reconciliation with the obtained statements.

13.	PREPAID EXPENSES

	2019	2018
Costs incurred on the performance of a contract (IFRS 15)	1,016,337	912,538
Advertising and publicity	55,695	135,049
Bank guarantee	31,297	40,690
Insurance	25,807	48,865
Contractual prepaid expenses		47,771
Other	124,944	81,590
Total	1,254,080	1,266,503
Current	670,344	743,953
Non-current	583,736	522,550

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

14.	OTHER ASSETS

	2019	2018
Advances to and amounts recoverable from suppliers	767,900	621,376
Amounts receivable from the sale of property, plant and equipment items	302,947	305,155
Amounts receivable	53,406	202,834
Advances to employees	79,830	69,635
Other	85,739	131,532
Total	1,289,822	1,330,532
Current	852,155	1,079,670
Non-current	437,667	250,862

15.	INVESTMENTS

	2019	2018
Joint arrangements	28,632	31,488
Investments in associates	48,578	44,124
Tax incentives, net of allowances for losses	31,876	31,876
Other investments	24,679	10,352
Total	133,765	117,840

Summary of the movements in investment balances

Balance at January 1, 2018	136,510
Share of results of investees	(13,492)
Share of subsidiaries’ and associates’ equity in investees	(2,270)
Reclassification of equity in investees to held-for-sale assets	5,491
Other	(8,399)
Balance at December 31, 2018	117,840
Share of results of investees	(5,174)
Subsidiaries’ and associates’ share of other comprehensive income	2,469
Reclassification of equity in investees to held-for-sale assets	3,514
Other	15,116
Balance at December 31, 2019	133,765

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at January 1, 2018	3,434,113	20,008,955	59,082,061	28,341,491	4,471,481		6,217,467	121,555,568
Additions	5,117,872	487	383,088	388,988	10,721		39,471	5,940,627
Write-offs	(47,465)		(45,211)	(601,087)	(3,344)		(3,403)	(700,510)
Transfers	(5,152,907)	68,518	2,672,783	2,214,139	(15,168)		212,635
Balance at December 31, 2018	3,351,613	20,077,960	62,092,721	30,343,531	4,463,690		6,466,170	126,795,685
Initial adoption of IFRS 16						8,167,932		8,167,932
Contractual changes						520,809		520,809
Additions	6,870,257		226,022	295,795	5,054	283,494	96,435	7,777,057
Write-offs	(104,781)		(61,464)	(1,059,118)		(136,734)	(421)	(1,362,518)
Transfers	(7,958,762)	135,576	5,076,356	2,463,974	39,025		243,831
Transfer to held-for-sale assets				(50,854)	(271,292)			(322,146)
Reclassified from held-for-sale assets							781	781
Balance at December 31, 2019	2,158,327	20,213,536	67,333,635	31,993,328	4,236,477	8,835,501	6,806,796	141,577,600
Accumulated depreciation
Balance at January 1, 2018		(18,648,010)	(45,677,425)	(22,230,047)	(2,758,012)		(5,253,427)	(94,566,921)
Depreciation expenses		(292,524)	(2,251,574)	(1,246,471)	(90,348)		(407,396)	(4,288,313)
Write-offs			40,387	442,589	215		1,921	485,112
Transfers		(36)	(151)	(353)	33,570		(33,030)
Balance at December 31, 2018		(18,940,570)	(47,888,763)	(23,034,282)	(2,814,575)		(5,691,932)	(98,370,122)
Depreciation expenses		(271,449)	(2,519,706)	(1,456,608)	(101,432)	(952,225)	(247,836)	(5,549,256)
Write-offs			53,452	979,614		22,315	(7,514)	1,047,867
Transfers		85	(565)	(787)	776		491
Transfer to held-for-sale assets				16,267	189,198			205,465
Reclassified from held-for-sale assets							(720)	(720)
Balance at December 31, 2019		(19,211,934)	(50,355,582)	(23,495,796)	(2,726,033)	(929,910)	(5,947,511)	(102,666,766)
PP&E, net
Balance at December 31, 2018	3,351,613	1,137,390	14,203,958	7,309,249	1,649,115		774,238	28,425,563
Balance at December 31, 2019	2,158,327	1,001,602	16,978,053	8,497,532	1,510,444	7,905,591	859,285	38,910,834
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%

(1)	Transmission and other equipment include transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

As at December 31, 2019, the residual balance of the Company’s returnable assets is R$9,048,877 (R$8,218,006 in 2018) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the year ended December 31, 2019, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Movements in the rights of use—leases

	Towers	Physical space	Stores	Vehicles	Real estate	Total
Balance January 1, 2019
Initial adoption of IFRS 16	7,353,507	521,523	117,480	93,615	81,807	8,167,932
Contractual changes	500,690	6,614	6,680		6,825	520,809
Additions	65,559	29,008	13,555	174,455	917	283,494
Write-offs	(35,836)	(82,091)	(8,701)	(8,804)	(1,302)	(136,734)
Balance at December 31, 2019	7,883,920	475,054	129,014	259,266	88,247	8,835,501
Accumulated depreciation
Balance at January 1, 2019
Depreciation expenses	(737,439)	(92,896)	(31,456)	(70,787)	(19,647)	(952,225)
Write-offs	13,176	3,967	1,580	3,028	564	22,315
Balance at December 31, 2019	(724,263)	(88,929)	(29,876)	(67,759)	(19,083)	(929,910)
Right of use, net
Balance at January 1, 2019
Balance at December 31, 2019	7,159,657	386,125	99,138	191,507	69,164	7,905,591

17.	INTANGIBLE ASSETS

	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at January 1, 2018	17,047	8,743,013	18,602,742	1,812,090	29,174,892
Additions	263,305	4,524		73,471	341,300
Write-offs	(14)				(14)
Transfers	(253,143)	234,157		18,986
Balance at December 31, 2018	27,195	8,981,694	18,602,742	1,904,547	29,516,178
Additions	369,695	8,402		44,248	422,345
Transfers	(384,526)	410,487		(25,961)
Balance at December 31, 2019	12,364	9,400,583	18,602,742	1,922,834	29,938,523
Accumulated amortization
Balance at January 1, 2018		(7,673,193)	(11,559,717)	(1,591,297)	(20,824,207)
Amortization expenses		(443,268)	(900,360)	(108,139)	(1,451,767)
Impairment loss expenses (see Note 5 (iii))			(291,758)		(291,758)
Balance at December 31, 2018		(8,116,461)	(12,751,835)	(1,699,436)	(22,567,732)
Amortization expenses		(381,874)	(772,179)	(107,851)	(1,261,904)
Transfers		8		(8)
Impairment loss expenses (see Note 5 (iii))			(2,111,022)		(2,111,022)
Balance at December 31, 2019		(8,498,327)	(15,635,036)	(1,807,295)	(25,940,658)
Intangible assets, net
Balance at December 31, 2018	27,195	865,233	5,850,907	205,111	6,948,446
Balance at December 31, 2019	12,364	902,256	2,967,706	115,539	3,997,865
Annual amortization rate (average)		20%	20%	23%

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

18.	TRADE PAYABLES

	2019	2018
ANATEL (*)	7,572,101	7,147,137
Services	3,423,011	3,397,413
Infrastructure, network and plant maintenance materials	2,607,888	2,861,712
Rental of polls and rights-of-way	118,966	191,723
Other	289,508	647,856
Adjustment to present value (**)	(5,124,107)	(5,426,971)
Total	8,887,367	8,818,870
Current	5,593,940	5,225,862
Non-current	3,293,427	3,593,008
Trade payables subject to the Judicial Reorganization	4,093,058	3,794,610
Trade payables not subject to the Judicial Reorganization	4,794,309	5,024,260
Total	8,887,367	8,818,870

(*)	Refers for prepetition claims of the Management Regulatory Agency of the Federal Attorney General’s Office (AGU) to be settle pursuant to the JRP (see Note 24).
(**)

The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rate from 16.4% per year to 17,2% per year, considering the maturities of each liabilities (ANATEL and other trade payables).

19.	DERIVATIVE FINANCIAL INSTRUMENTS

	2019	2018
Liabilities
Non-deliverable Forward (NDF) contracts	1,152
Total	1,152
Current	1,152

20.	BORROWINGS AND FINANCING

Borrowings and financing by type

	2019	2018	Contractual maturity
			Principal	Interest
Foreign currency Senior Notes	6,980,817	7,068,263	Jul 2025	Semiannual
Public debentures	7,110,737	6,788,519	Aug 2023 to Feb 2035	Semiannual
Financial institutions
Local currency
BNDES	3,947,137	3,616,074	Mar 2024 to Feb 2033	Monthly
Other	2,071,209	1,905,786	Jan 2020 to Feb 2035	Monthly and semiannual
Foreign currency	6,725,591	6,353,322	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	360,161	326,376	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	4,239,168	4,125,317	Feb 2038 to Feb 2042
Subtotal	31,641,855	30,390,692
Incurred debt issuance cost	(13,911)	(12,126)
Debt discount (*)	(13,401,195)	(13,928,660)
Total	18,226,749	16,449,906
Current	326,388	672,894
Non-current	17,900,361	15,777,012

(*)

The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Debt issuance costs by type

	2019	2018
Financial institutions	13,306	11,481
Public debentures	605	645
Total	13,911	12,126
Current	1,404	1,290
Non-current	12,507	10,836

Debt breakdown by currency

	2019	2018
Euro	311,309	198,931
US dollar	9,209,982	8,617,835
Brazilian reais	8,705,458	7,633,140
Total	18,226,749	16,449,906

Debt breakdown by index

	Index/rate	2019	2018
Fixed rate	1.75% p.a. – 10.00% p.a.	9,078,998	8,562,117
CDI	80% CDI	4,694,687	3,949,639
TJLP	2.95% p.a. + TJLP	3,945,972	3,614,820
TR	0% p.a.	22,662	14,430
Other	0% p.a.	484,430	308,900
Total		18,226,749	16,449,906

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt	Debt discount	Debt issuance costs
	2019
2021	3,953	887,351	1,811
2022	970	887,351	1,811
2023	313,181	887,351	1,811
2024	773,745	884,980	1,811
2025 and thereafter	30,222,214	9,854,162	5,263
Total	31,314,063	13,401,195	12,507

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The Company provides guarantees to its subsidiaries Telemar and Oi Móvel for such financing facilities, totaling R$2,937 million.

Covenants

The Company and its subsidiaries are subject to some covenants existing in certain loan and financing agreements, based on financial ratios, including the Gross debt-to-EBITDA ratio. The Company monitors on a quarterly basis these terms and conditions and for the year ended December 31, 2019, the Company and its subsidiaries were compliant with all relevant covenants of the agreements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Failure to comply with these financial ratios might result in the accelerated maturity of the debt balance due. As a result of the COVID-19 pandemic and the high foreign exchange volatility, the Company initiated talks with its creditors and has successfully obtained a waiver on March 30, 2020, eliminating, therefore, any concern of possibly triggering consequences of a failure to comply with certain covenants in the first quarter of 2020.

Changes in borrowings and financing

	2018	Interest, monetary corrections, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	2019
Borrowings and financing	30,390,692	2,253,793		(935,243)	(171,962)	104,575	31,641,855
Debt discount	(13,928,660)	(334,269)	910,491			(48,757)	(13,401,195)
Incurred debt issuance cost	(12,126)					(1,785)	(13,911)

Total	16,449,906	1,919,524	910,491	(935,243)	(171,962)	54,033	18,226,749

The Company made the interest payments of the Qualified Bonds, which do not have a grace period for the interest, in August 2019.

21.	LICENSES AND CONCESSIONS PAYABLE

	2019	2018
Personal Mobile Services (SMP)	58,582	29,530
STFC concessions		56,089
Total	58,582	85,619
Current	58,582	85,619

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, obtained at public auctions, and STFC service concessions.

22.	LEASES PAYABLE

2019
Towers	7,373,373
Physical space	403,485
Stores	103,792
Real estate	72,719
Vehicles	196,657
Total	8,150,026
Current	1,510,097
Non-current	6,639,929

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Movements in leases payable

Balance at January 1, 2018
Initial adoption of IFRS 16	8,167,932
New contracts	237,575
Cancellations	(127,699)
Interest	958,573
Payments	(1,611,273)
Contractual changes	524,918
Balance at December 31, 2019	8,150,026

Maturity of long-term lease payments

2021	1,501,799
2022	1,414,630
2023	1,307,923
2024	1,253,069
2025 to 2029	4,882,027
2030 and thereafter	3,613,174
Total	13,972,622
Interest	(7,332,693)
Non-current	6,639,929

The present value of leases payable was calculated, based on a projection of future fixed payments, which do not take into consideration the projected monetary correction, discounted using discount rates that range from 10.79% to 12.75% p.a.

Contracts not recognized as leases payable

The Company elected not to recognize a leased not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at December 31, 2019, the payments made under such leases were recognized in profit or loss and amounted to R$78,134. Additionally, the Company also recognized in profit or loss the amount R$7,966, related to variable lease payments.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

23.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2019	2018
Law 11941/09 and Law 12865/2013 tax financing program	417,076	496,240
PRT (MP 766/2017) (i)		54,528
PERT (Law 13496/2017) (ii)	427	2,438
Total	417,503	553,206
Current	86,721	142,036
Non-current	330,782	411,170

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2019				2018
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,718		151,072	153,790	199,595
Income tax	1,317		36,678	37,995	44,967
Tax on revenue (PIS)	36,785		35,242	72,027	79,885
Social security (INSS – SAT)	650	371	2,018	3,039	4,774
Social contribution	580	22	10,713	11,315	12,503
Tax on banking transactions (CPMF)	18,950	2,137	29,486	50,573	50,132
PRT – Other debts—RFB					54,528
PERT – Other debts—RFB	240		187	427	2,438
Other	12,137	4,314	71,886	88,337	104,384
Total	73,377	6,844	337,282	417,503	553,206

The payment schedule is as follows:

2020	86,718
2021	86,292
2022	86,292
2023	86,292
2024	71,909
Total	417,503

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(i)	Tax Compliance Program (PRT)

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

The Company elected the payment method that allows settling 76% of the consolidated debt utilizing tax credits arising on tax loss carryforwards amounting to R$1,035 million, and paid the remaining 24% in 24 monthly installments totaling R$327 million plus SELIC interest charged as from the adherence month. All the procedures necessary for the Company to join the PRT were completed within the statutory deadline, while MP 766/2017 was still in effect.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

24. PROVISIONS

Balance breakdown

	Type	2019	2018
	Labor
(i)	Overtime	855,722	602,673
(ii)	Indemnities	299,096	187,499
(iii)	Sundry premiums	221,743	166,963
(iv)	Stability/reintegration	215,449	160,442
(v)	Additional post-retirement benefits	108,827	94,691
(vi)	Salary differences and related effects	101,573	61,674
(vii)	Lawyer/expert fees	51,193	30,898
(viii)	Severance pay	38,261	31,521
(ix)	Labor fines	30,399	25,921
(x)	Employment relationship	18,758	15,952
(xi)	Severance Pay Fund (FGTS)	13,306	10,804
(xii)	Joint liability	3,100	889
(xiii)	Other claims	93,605	67,254
	Total	2,051,032	1,457,181
	Tax
(i)	State VAT (ICMS)	746,481	503,332
(ii)	Tax on services (ISS)	69,208	76,389
(iii)	INSS (joint liability, fees, and severance pay)	23,847	23,100
(iv)	Real Estate Tax (IPTU)	150,223
(v)	Other claims	61,189	47,262
	Total	1,050,948	650,083
	Civil
(i)	ANATEL	570,283	580,182
(ii)	Corporate	397,946	1,124,037
(iii)	Small claims courts	118,910	191,839
(iv)	Other claims(1)	1,062,561	1,035,398
	Total	2,149,700	2,931,456
	Total provisions	5,251,680	5,038,720
	Current	547,996	680,542
	Non-current	4,703,684	4,358,178

(1)

In 2018, includes R$157,809 related to the agreement entered into with Pharol, as described in Note 1 – Litigation Termination Settlement between the Company and Pharol, settled in the first quarter of 2019.

In compliance with the Law applicable for Labor, Tax and Civil proceedings, the lawsuit are adjusted for monetary correction on a monthly basis, considering the monetary correction indexes applicable in court instances, composed mainly by IGPM, TR and SELIC rates.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at January 1, 2018	1,596,418	660,302	5,526,414	7,783,134
Monetary correction (i)	184,112	77,697	(34,939)	226,870
Additions/(reversals) (i)	99,805	(49,659)	42,734	92,880
Write-offs for payment/terminations (i)	(423,154)	(38,257)	(2,602,753)	(3,064,164)
Balance at December 31, 2018	1,457,181	650,083	2,931,456	5,038,720
Monetary correction (ii)	485,049	60,688	1,074,641	1,620,378
Additions/(reversals) (ii)	316,182	1,002,827	(1,102,571)	216,438
Write-offs for payment/terminations	(207,380)	(666,563)	(753,826)	(1,627,769)
Reclassified from held-for-sale assets		3,913		3,913
Balance at December 31, 2019	2,051,032	1,050,948	2,149,700	5,251,680

(i)

This line item basically includes the amounts related to proceedings terminated and included in the list of the Company’s judicial reorganization creditors, which were transferred to the line item trade payables and will be paid according to the terms of the JRP.

(ii)

The Company continuously monitors its proceedings and revised the calculation methodology of provision estimates, taking into consideration the new profile and history of legal proceeding terminations, in the context of the JRP, as well as in the assessment of the risk of loss carried out by Management supported by its legal advisors.

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

(iii)

Sundry premiums—refer to claims of hazardous duty premium, based on Article 193 of the Brazilian Labor Code (CLT), due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(viii)	Severance pay—claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)

Labor fines—amounts arising from delays or nonpayment of certain amounts provided for in the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

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

(ii)	ISS—the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iii)	INSS—Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(iv)	IPTU – Provision related to entries that refer to the collection of IPTU (municipal property tax) levied by several different municipalities where the Company owns properties.

(v)	Other claims—Refer basically to provisions to cover several tax assessments related to the collection of income tax and social contribution collection.

Civil

(i)

ANATEL – On June 30, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General’s Office (AGU) totaling an estimate R$14.5 billion, which were included in the JRP as electable for payment as provided for in this Plan. On this date, R$8.4 billion in liquid proceedings and R$6.1 billion in illiquid proceedings.

With regard to the proceedings included in the JRP and taking into consideration the decision that granted the judicial reorganization on February 5, 2018, the Company revised the criteria used to calculate the provision for these regulatory contingencies to start considering the estimate of discounted future cash flows associated to each one of the payment methods provided for in the JRP for this type of claims. As at December 31, 2019, this provision totals R$570 million.

For the contingencies not subject to the judicial reorganization, the takes into consideration the individual management of each noncompliance event, based on opinions of outside attorneys.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company disagrees and is challenging some of the alleged noncompliance events, and is also challenging the unfairness and unreasonableness of the amount of imposed fines in light of the pinpointed noncompliance event and has kept in balance sheet the amount it deems a probable loss.

The JRP prescribes in a specific clause how regulatory agencies’ claims should be addressed. It is worth mentioning that part of the amount recognized in December 2017, related to ANATEL was transferred to Trade Payables (see Note 18) as part of the recognitions resulting from the JRP. Note also that ANATEL filed bill of review No. 001068-32.2018.8.19.0000 against the decision that ratifies the JRP alleging that Clause 4.3.4, which prescribes the payment method of this agency’s claims, is null and void. This bill of review was denied by the 8th Civil Chamber of the Rio de Janeiro State Court of Justice, which have been sent to the 3rd Vice President of the Court to decide on whether the Special and Extraordinary Appeals filed by ANATEL against the said decision are admissible. In addition the 7th Corporate Court of the Rio de Janeiro State Court of Justice issued a decision establishing that withdrawal of the judicial deposit made by Telemar to settle the first twelve (12) installments to repay ANATEL’s claim, as provided for in the JRP and, on June 28, 2019, Oi filed a new request, under the same standards of the precisions requests, to repay the 13th and 18th installments of the ANATEL’s claim.

(ii)

Corporate – Financial Participation Agreements: these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. When they entered into a financial participation agreement to acquire a telephone line, subscribers became holders of a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT—Companhia Riograndense de Telecomunicações, a company merged by the Company, and other local carriers members of the Telebrás system, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In 2009 the Superior Court of Justice issued an Abstract—ruling that summarizes the majority understanding of a court on given matter—that led the Company to revise its assessment of the amount and the level of risk attributed to the lawsuits that discuss the matter. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for contingencies related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. Based on a methodology prepared with the support of its in-house and outside consultants, currently the Company provides for the lawsuits discussing this matter taking into consideration primarily, for purposes of calculating the amounts involved in the lawsuits within or the lawsuits out of the statute of limitations period, the following variables: (i) the number of lawsuits without payment; (ii) the average amount of historic losses; (iii) the average number of court settlements; and (iv) the effects of paying these contingencies under the judicial reorganization ratified on January 8, 2018. Specifically for the lawsuits for which settlements were reached in the mediation of illiquid amounts, the amount is considered settled.

At the end of 2010, the Superior Court of Justice set compensation criteria to be followed by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. The criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in CRT’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for monetary correction (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on the new profile and history of the termination of the judicial processes, in the context of the JRP, and, using the loss risk assessment, Management adjusted the estimate of the provisioning made in 2019. In addition, there may be significant changes in the items above, mainly regarding the market price of Company shares.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(iii)	Small claims courts—claims filed by customers for whom the individual indemnification compensation amounts do not exceed the equivalent of forty (40) minimum wages; and

The Company is a party to a large number of lawsuits filed in small claims courts and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel and the impacts of the Judicial Reorganization Plan ratified on January 8, 2018.

(iv)

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

The provisions for these contingencies are calculated individually taking into consideration Management and the legal counsel’s risk assessment.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2019	2018
Labor	797,927	770,982
Tax	28,416,097	27,586,094
Civil	1,667,900	1,723,110

Total	30,881,924	30,080,186

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$797,927 (R$770,982 in 2018).

Tax

The main ongoing lawsuits have the following matters:

(i)

ICMS—it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$13,470,008 (R$12,523,402 in 2018);

(ii)

ISS – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$3,286,248 (R$3,505,366 in 2018);

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(iii)	INSS – tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$649,803 (R$695,249 in 2018); and

(iv)

Federal taxes—several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$11,010,038 (R$10,862,077 in 2018).

Civil

The main ongoing lawsuits do not have any court decision which has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$1,667,900 (R$1,723,110 in 2018).

Fenapas – Federação Nacional das Associações de Aposentados, Pensionistas e Participantes em Fundo de Pensão do Setor de Telecomunicações - civil actions filed with the 5th Corporate Court of Rio de Janeiro, against, in addition to SISTEL, the Company and other operators, aiming at the annulment of the spin-off of the PBS pension plan, alleging, in brief “the breakdown of the Fundação Sistel supplementary pension fund scheme”, which resulted in several specific PBS mirror plans, and the corresponding allocations of funds from the technical surplus and the tax contingency existing at the time of the spin-off. The amount involved cannot be estimated and it is not possible to settle the claims because they are unenforceable since this would require handing back the spun off net assets of SISTEL related to telecommunications operators belonging to the former Telebrás system.

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at December 31, 2019 corresponds to R$11,909,901 (R$13,750,739 in 2018). The commission charges on these contracts are based on market rates.

25.	OTHER PAYABLES

	2019	2018
Onerous obligation (i)	5,817,130	4,493,894
Unearned revenues (ii)	1,704,420	1,916,570
Provisions for indemnities payable	640,661	676,984
Advances from customers	313,163	215,228
Consignment to third parties	41,249	56,302
Provision for asset decommissioning	18,101	17,395
Other	404,455	510,867
Total	8,939,179	7,887,240
Current	1,405,013	1,381,919
Non-current	7,534,166	6,505,321

(i)

The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America, and also hires the supply of capacity of the space segment for the provision of the DTH TV service. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement; and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value, in 2019, amounting to R$1.2 billion of the satellite transmission contract (DTH TV) and in 2018, amounting to R$4.5 billion of the transmission contract via submarine cables.

(ii)

Refers to the amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

26.	SHAREHOLDERS’ EQUITY

(a)	Share capital

The Capital Increase – Claim Capitalization amounting to R$10,600,097 with the issue of 1,514,299 new book-entry, registered common shares without par value was approved at the Company’s Extraordinary Shareholders’ Meeting held on September 17, 2018. The fair value of the shares issued was R$11,613,980.

On October 28, 2018, the Company commenced the issuance and delivery of warrants and ADWs exercised by their holders and issued 115,914 common shares. The process was completed on January 4, 2019. The Subscription Warrants that had not been exercised by January 2, 2019 were cancelled.

On January 25, 2019, the Company completed the capital increase provided for by the JRP (Capital Increase—New Funds), with the issue of 3,225,806,451 new common shares, and the issue of 272,148,705 new common shares for private placement aimed at the Backstop Investors, and the issue of 275,985 new common shares related to the Subscription Warrants, all registered, book-entry, and without par value. The capital increase attributed to the capital and the capital reserves was R$500,466 and R$3,837,009, respectively (Note 1).

Subscribed and paid-in capital is R$32,538,937 (R$32,038,471 in 2018), represented by the following shares, without par value:

	Number of shares (in thousands)
	2019	2018
Total capital in shares
Common shares	5,796,478	2,298,247
Preferred shares	157,727	157,727
Total	5,954,205	2,455,974
Treasury shares
Common shares	30	32,030
Preferred shares	1,812	1,812
Total	1,842	33,842
Outstanding shares
Common shares	5,796,448	2,266,217
Preferred shares	155,915	155,915
Total outstanding shares	5,952,363	2,422,132

As at December 31, 2019, the Company reported a loss for the year amounting to R$9,000,434. Pursuant to the Company’s management proposal, subject to the Annual Shareholders’ Meeting’s approval, loss for the year was fully absorbed by capital reserves.

The Company is authorized to increase capital, through a Board of Directors’ decision, either in common or preferred shares, until its share capital totals R$38,038,701,741.49, within the 2/3 legal cap of nonvoting shares in the case of issue of new nonvoting preferred shares.

By decision of the Shareholders’ Meeting or the Board of Directors, the Company’s share capital can be increased by capitalizing either retained earnings or prior reserves, allocated to this purpose by the Shareholders’ Meeting. Under these terms, a capitalization can be made without changing the number of shares.

Issued capital is represented by common and preferred shares, without par value, and in case of capital increases there is not constraint to keep the current ratio between these two types of shares.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

By decision of the Shareholders’ Meeting or the Board of Directors, preemptive rights over the issue of shares, subscription warrants, or convertible debentures can be suspended in the cases provided for by Article 172 of the Brazilian Corporate Law.

At the Company’s Annual Shareholders’ Meeting held on April 26, 2019, it was approved the allocation of the profit for the year 2018, amounting to R$24,591,140 to offset prior years’ accumulated losses.

(b)	Treasury shares

On July 27, 2018, the Company delivered 116,251,405 common shares, previously held by PTIF, to the Qualified Bondholders, as part of the restructuring of the qualified bonds. The fair value related to the conversion of the Senior Notes settled with the delivery of treasury shares of R$773,072. The treasury shares delivered were written off as a contra entry to capital reserves, amounting to R$2,727,842.

In February 2019, the Company bought back 1,800,000 preferred shares, in trades in the stock market, at a total cost of R$2,572 to ensure the compliance of the obligation assumed by the Company to transfer own shares held in treasury to shareholder Bratel, wholly-owned subsidiary da Pharol, in the context of the settlement entered into by both companies (Note 1).

In April 2019, due to confirmation of the settlement entered into by Oi and Pharol, 32,000,000 common shares and 1,800,000 preferred shares were delivered to Bratel, totaling 33,800,000 shares as provided for by the settlement entered into by the parties (Note 1).

(c)	Capital reserves

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by regulatory instruction.

Special merger reserve—net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015, pursuant to the provisions of regulatory instruction.

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds, as mentioned in this Note, item (a); and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel, pursuant to the agreement entered into, as mentioned in this Note, item (b).

(d)	Share issuance costs

As mentioned in item (a) of this Note, under the commitment agreement entered into with the backstoppers, the Company issued 272,148,705 new common shares, as compensation for the commitments assumed in said agreement, at a cost of R$337,464, recognized in share issuance cost as a contra entry to the capital increase, plus R$86,180 related to expenses incurred in the issue process.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(e)	Basic and diluted earnings per share

On January 16, 2019, the Company issued 1,530,457,356 common shares to the holders of subscription warrants. On January 21, 2019, the Company issued 91,080,933 common shares to the holders of subscription rights that requested subscriptions of the excess common shares. On January 25, 2019, 1,604,268,162 New Common Shares were subscribed and paid in. The end of the capital increase process, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase—New Funds, represented a contribution of new funds to the Company totaling R$4,000,000,000.00. This transaction had an impact on earnings per share, since the shareholders were diluted.

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the year available to the common and preferred shareholders.

Basic

Basic earnings (loss) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently the Company does not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings per share:

	2019	2018	2017
Profit (loss) attributable to owners of the Company	(9,000,434)	24,591,140	(6,365,019)
Profit (loss) allocated to common shares - basic and diluted	(8,764,803)	22,036,074	(4,896,241)
Profit (loss) allocated to preferred shares – basic and diluted	(235,631)	2,555,066	(1,468,778)
Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,788,447	1,344,686	519,752
Preferred shares - basic and diluted	155,615	155,915	155,915
Profit (loss) per share (in reais):
Common shares - basic and diluted	(1.51)	16.39	(9.42)
Preferred shares - basic and diluted	(1.51)	16.39	(9.42)

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

27.	EMPLOYEE BENEFITS

(a)	Pension plans

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the benefit plans existing at December 31, 2019.

Benefit plans	Sponsors	Manager
TCSPREV	Oi, Oi Móvel and BrT Multimídia	FATL
TelemarPrev	Oi, Telemar and Oi Móvel	FATL
PAMEC	Oi	Oi
PBS-A	Telemar e Oi	SISTEL
PBS-Telemar	Telemar	FATL
PBS-TNC	Oi Móvel	FATL
CELPREV	Oi Móvel	FATL
PAMA	Oi and Telemar	SISTEL

SISTEL – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Whenever mentioned in this Note, for purposes of the pension plans, the Company may also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2019, the actuarial valuations were performed by PREVUE Consultoria. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

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

Provisions for pension plans

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2019	2018
Actuarial liabilities
Financial obligations—BrTPREV plan (i)	626,748	574,725
PAMEC Plan	6,264	4,397
Total	633,012	579,122
Non-current	633,012	579,122

(i)

The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the new terms and conditions of the JRP.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Assets recognized to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2019	2018
Actuarial assets
TCSPREV Plan	56,559	68,934
CELPREV Plan	222	199
PBS-TNC Plan	3,264
Total	60,045	69,133
Current	5,430	4,880
Non-current	54,615	64,253

Characteristics of the sponsored pension plans

1)	FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	PBS-Telemar

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

(ii)	TelemarPrev

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0065-74.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

(iii)	TCSPREV

Variable contribution pension Benefit Plan, closed to new entrants, enrolled with the CNPB under No. 2000.0028-38.

On November 30, 2018, date of the actual merger, TCSPREV Benefits Plan merged the BrTPREV Benefits Plan (CNPB No. 2002.0017-74) to become the full successor of this Plan’s rights and obligations, assuming all its assets and liabilities. This merger was approved by PREVIC Administrative Rule 995, of October 24, 2018, published on Federal Official Gazette No. 208 of October 29, 2018.

With the recognition and registration of the merger, the Participants and Beneficiaries linked to BrTPREV automatically became Participants and Beneficiaries TCSPREV, in accordance with the categories of Beneficiaries existing on the day prior to the merger date.

The monthly, mandatory Basic Contribution of the Active Participants of the TCSPREV and BrTPREV corresponds to the outcome obtained by applying a percentage that may range from 3% to 8% on the Contribution Salary, pursuant to the age and option of each Participant. The Plan’s Charter provides for contribution parity by the Participants and the Sponsors.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Plans

(i)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2019, date of the last actuarial valuation, the plan presented a surplus.

In December 2019, the National Pension Plan Authority (PREVIC) approved the allocation of a special reserve of the PBS-A Benefit Plan, with the reversal of amounts to sponsors and improvement of benefits, in the form of temporary income, to the beneficiaries. The total amount of the Company’s share of the PBS-A’s surplus corresponds to R$669,054 (R$140,274 in the Company), to be received in 36 monthly installments, adjusted by the Plan’s profitability, the accounting recognition of which as the installments are received, with an impact on other comprehensive income, as required by IAS 19.

(ii)	PAMA

PAMA is a healthcare plan for retired employees aimed at providing medical care coverage to beneficiaries, with copayments by and contributions from the latter, provided that linked to the Defined Benefit pension plans managed by SISTEL.

Up to 2014, the Company did not consider the assets and liabilities of the PAMA plan because it is multi-sponsored and similar to defined contribution plans (benefits paid are limited to the amount of the contributions received by the plan), and there are no other obligations in addition to the existing balances.

However, as from the issue of National Supplementary Healthcare Agency’s position that SISTEL is a sponsor of the healthcare plan as defined by Law 9656/1998 and as a result does not qualify as a Healthcare plan operator, SISTEL is liable for some plan obligations, even though it is not make entitled to revenue from the corresponding contributions. Thus, it is no longer possible to qualify this plan as a defined contribution plan.

In October 2015, in compliance with a court order, SISTEL transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, prorated to the portions of the defined benefit obligations. The amount was established based on actuarial studies prepared by an outside consulting firm using assumptions consistent with the population of PAMA users and the projection of medical expenses increase inherent to this population. Beginning on the issue of said court order, the Company started to calculate and disclose information on the PAMA actuarial obligations, pursuant to IAS 19 criteria.

3)	PAMEC-BrT—Assistance plan managed by the Company

Healthcare plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV Benefit Plan. Benefit Plan managed by FATL.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Statuses of the sponsored plans, revalued at the end of the reporting period

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	2019
	PENSION PLANS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,256,516	328,130	4,165,284	4,811,332	35,043	26	4,397	3,422,402
Interest on actuarial liabilities	283,542	28,419	367,633	415,476	3,066	2	414	308,512
Current service cost	250	34	1,613		82	2		322
Participant contributions made in the year	15	28
Benefits paid, net	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Increase/(decrease) of assets due to changes in the Plan				183,195
Benefit obligation result allocated to other comprehensive income	500,731	32,358	729,147	660,695	4,984	1	1,937	641,713
Asset increase/(decrease) as a result of the Plan’s merger
Present value of actuarial obligation at the end of the year	3,778,685	365,286	4,978,517	5,640,885	40,715	31	6,264	4,143,620
Fair value of assets at the beginning of the year	3,621,068	379,000	4,508,570	7,316,395	60,062	3,340		3,443,944
Return on plan assets	313,409	33,149	394,800	649,891	5,255	293		312,145
Amortizing contributions received from sponsor							484
Sponsor	13	65
Participants	15	28
Benefits payment	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Benefit obligation result allocated to other comprehensive income	345,124	42,087	680,478	730,389	1,980	558		895,983
Asset increase/(decrease) as a result of the Plan’s merger
Fair value of plan assets at the end of the year	4,017,260	430,646	5,298,688	8,266,862	64,837	4,191		4,422,743
(=) Net actuarial liability/(asset) amount	(238,575)	(65,360)	(320,171)	(2,625,977)	(24,122)	(4,160)	6,264	(279,123)
Effect of the asset/onerous liability recognition ceiling	182,016	65,360	320,171	2,625,977	20,858	3,938		279,123
(=) Recognized net actuarial liability/(asset)	(56,559)				(3,264)	(222)	6,264

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2018
	PENSION PLANS							MEDICAL CARE PLANS
	BrTPREV (*)	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	2,524,728	625,266	307,658	3,825,053	4,675,447	31,938	41	3,300	3,113,772
Interest on actuarial liabilities	218,105	78,223	29,113	362,886	439,285	3,027	4	317	299,881
Current service cost	74	196	41	1,870		55	3		273
Participant contributions made in the year	12	2	34			1
Benefits paid, net	(177,215)	(61,605)	(23,441)	(272,271)	(422,312)	2,527		(688)	(237,744)
Benefit obligation result allocated to other comprehensive income	60,942	(12,212)	14,725	247,746	118,912	(2,505)	(22)	1,468	246,220
Asset increase/(decrease) as a result of the Plan’s merger	(2,626,646)	2,626,646
Present value of actuarial obligation at the end of the year		3,256,516	328,130	4,165,284	4,811,332	35,043	26	4,397	3,422,402
Fair value of assets at the beginning of the year	1,895,608	1,953,967	360,700	4,142,553	7,462,931	59,723	3,030		3,243,093
Return on plan assets	161,415	200,469	34,332	394,097	713,294	5,759	298		312,593
Amortizing contributions received from sponsor	11
Regular contributions received by plan	12	4	100			3	1	688
Sponsor		2	66			2
Participants	12	2	34			1
Benefits payment	(177,215)	(61,605)	(23,441)	(272,271)	(422,312)	(2,505)		(688)	(237,744)
Benefit obligation result allocated to other comprehensive income	36,579	(388,177)	7,309	244,191	(437,518)	(2,918)	11		126,002
Asset increase/(decrease) as a result of the Plan’s merger	(1,916,410)	1,916,410
Fair value of plan assets at the end of the year		3,621,068	379,000	4,508,570	7,316,395	60,062	3,340		3,443,944
(=) Net actuarial liability/(asset) amount		(364,552)	(50,870)	(343,286)	(2,505,063)	(25,019)	(3,314)	4,397	(21,542)
Effect of the asset/onerous liability recognition ceiling		295,618	50,870	343,286	2,505,063	25,019	3,115		21,542
(=) Recognized net actuarial liability/(asset)		(68,934)					(199)	4,397

(*)	Plan merged with into TCSPREV on November 30, 2018.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV, PBS-TNC and CELPREV Plans recognized in the Company’s financial statements does not exceed the present value of future contributions.

Expenses (revenue) components of the benefits

	2019
	PENSION PLANS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	250	34	1,613		82	2		322
Interest on actuarial liabilities	283,541	28,419	367,633	415,476	3,066	2	414	308,512
Return on plan assets	(313,409)	(33,149)	(394,800)	(649,891)	(5,255)	(293)		(312,146)
Interest on onerous liability	24,000	4,725	27,167	234,415	2,065	273		3,634
Effect of the unrecognized net actuarial asset
Expenses (income) recognized in statement of profit or loss	(5,618)	29	1,613		(42)	(16)	414	322
Expenses (income) recognized in other comprehensive income	18,005	36	(1,613)		(2,382)	(7)	1,937	(322)
Total expense (income) recognized	12,387	65			(2,424)	(23)	2,351

	2018
	PENSION PLANS							MEDICAL CARE PLANS
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	74	196	41	1,870		55	3		274
Interest on actuarial liabilities	218,103	78,222	29,114	362,887	439,285	3,027	4	317	299,881
Return on plan assets	(161,415)	(200,469)	(34,332)	(394,097)	(713,295)	(5,759)	(298)		(312,593)
Interest on onerous liability		112,564	5,214	31,210	274,010	2,731	294		12,712
Effect of the unrecognized net actuarial asset									(274)
Expenses (income) recognized in statement of profit or loss	56,762	(9,487)	37	1,870		54	3	317
Expenses (income) recognized in other comprehensive income	24,364	42,233	30	(1,870)		(891)	(201)	1,469
Total expense (income) recognized	81,126	32,746	67			(837)	(198)	1,786

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2017
	PENSION PLANS							MEDICAL CARE PLANS
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	102	457	33	1,545		48	7		170,184
Interest on actuarial liabilities	260,649	64,927	32,488	397,842	499,261	3,328	15	378	286,035
Return on plan assets	(210,579)	(215,509)	(35,817)	(440,696)	(781,757)	(6,343)	(301)		(331,699)
Interest on onerous liability		136,800	3,317	42,854	282,496	3,014	286		45,664
Effect of the unrecognized net actuarial asset			(21)	(1,545)		(47)	(7)		(170,184)
Expenses (income) recognized in statement of profit or loss	50,172	(13,325)						378
Expenses (income) recognized in other comprehensive income	78,147	28,149						(232)
Effect of the unrecognized net actuarial asset
Total expense (income) recognized	128,319	14,824						146

Main actuarial assumptions adopted on December 31, 2019

	PENSION PLANS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.43%	7.43%	7.43%	7.43%	7.43%	7.43%	7.64%	7.64%
Estimated inflation rate	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%
Estimated nominal salary increase index	4.00%	4.00%	Per sponsor	N.A.	8.82%	7.53%	N.A.	N.A.
Estimated nominal benefit growth rate	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%	N.A.	N.A.
Total expected rate of return on plan assets	7.43%	7.43%	7.43%	7.43%	7.43%	7.43%	7.64%	7.64%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 20%, segregated by gender	AT-2000 Basic eased by 20%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%	N.A.	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	4.80%	Nil	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Starting age of the benefits	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	N.A.
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.91%	6.91%

N.A. = Not applicable.

ADDITIONAL DISCLOSURES—2019
(a) Plans’ assets and liabilities correspond to the amounts as at December 31, 2019.
(b) Master file data used for the plans managed by FATL and for the PAMEC plan are as at July 31, 2019, and for SISTEL are as at June 30, 2019, both projected for December 31, 2019.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Investment policy of the plans

The investment strategy of the Benefits Plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans’ cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: fixed income, variable income, structured investments, investments abroad, loans to participants, and real estate investments.

The average ceilings set for the different types of investment permitted for pension funds, as at December 31, 2019 and 2018, are as follows:

ASSET SEGMENT	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	0.00%
Structured investments	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	0.00%
Investments abroad	10.00%	10.00%	10.00%	0.00%	10.00%	10.00%	0.00%
Real estate	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	0.00%
Loans to participants	15.00%	15.00%	15.00%	3.00%	15.00%	15.00%	0.00%

The allocation of plan assets as at December 31, 2019 is as follows:

ASSET SEGMENT	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	86.06%	90.57%	92.46%	95.10%	85.61%	88.20%	100.00%
Variable income	1.63%	0.34%	0.96%	0.00%	0.48%	3.17%	0.00%
Structured investments	10.85%	7.84%	5.04%	0.00%	13.71%	7.25%	0.00%
Investments abroad	0.21%	0.00%	0.11%	0.00%	0.00%	0.50%	0.00%
Real estate	0.83%	0.90%	0.76%	4.10%	0.00%	0.00%	0.00%
Loans to participants	0.42%	0.35%	0.67%	0.80%	0.20%	0.88%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The allocation of plan assets as at December 31, 2018 is as follows:

ASSET SEGMENT	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA

Fixed income	86.17%	90.49%	92.51%	93.70%	83.87%	88.80%	100.00%
Variable income	2.90%	1.30%	1.61%	0.77%	2.51%	4.00%
Structured investments	9.23%	6.65%	4.21%	0.03%	12.84%	5.68%
Investments abroad	0.85%	0.92%	0.79%
Real estate	0.43%	0.38%	0.67%	4.67%	0.27%	1.15%
Loans to participants	0.42%	0.26%	0.21%	0.83%	0.51%	0.37%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the year ended December 31, 2019, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$247,178 (R$265,753 in 2018).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(c)	Share-based compensation

A long-term incentives plan based on shares granted the Executives and the Board of Directors (Executive Committee’s Stock Option Plan and the Board of Directors’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019.

However, in light of the opinion issued by the Federal Public Prosecution Office and the decision issued by the Judicial Reorganization Court on April 24, 2019 on the new long-term incentives plans, the Oi’s Board of Directors decided and communicated to the Extraordinary Shareholders’ Meeting that such plans would only be implemented after a new decision of said Court, authorizing its implementation, is issued.

Beginning December 17, 2019, with the Ruling awarded by the 8th Civil Chamber of the Rio de Janeiro State Court on Bill of Review No. 0035453-90.2019.8.19.0000, filed by the Public Prosecution Office, the decision that the Stock Option Plan for the members of the Board of Directors should not be implemented until the end of the judicial reorganization was maintained and the implementation of Stock Action Plan for said Company Executives was authorized.

In compliance with the decision referred to above, in December 2019 the Company implemented the New Stock Option Plan for the Executive Committee, according to all the rules and conditions approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019.

Executives’ Stock Action Plan

The purpose of this plan is to allow granting shares to Company Executives, aiming at promoting their high engagement and commitment to ensure the achievement of the strategic goals consistently with the Company’s and its shareholders’ medium- and long-term interests.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022

The fair value of the granted stock options will be determined based on the vesting period and recognized as the services are provided. The estimated fair value at the acquisition date was measured taking into account the price of the shares granted on December 30, 2019, adjusted by the weighted average cost of capital of 10.98%, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67%, which corresponds to the fair value of the share.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

28.	SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

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

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

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

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended December 31, 2019 and 2018 is as follows:

	2019	2018	2017
Residential services	7,264,262	8,401,599	9,170,835
Residential Fixed-Line	3,281,905	4,170,105	4,880,738
Broadband	2,187,015	2,423,291	2,641,836
Pay-TV	1,752,053	1,755,061	1,577,745
Interconnection	43,289	53,142	70,516
Personal mobility services	7,017,311	7,250,462	7,644,515
Mobile Telephony	6,601,729	6,607,613	6,914,862
Interconnection	257,099	447,980	500,106
Handsets, sim cards and other accessories	158,483	194,869	229,547
SMEs/Corporate (B2B) services	5,527,817	5,980,807	6,485,899
Other services and businesses	140,004	226,985	255,691
Total net operating revenue	19,949,394	21,859,853	23,556,940
Operating expenses
Depreciation and amortization	(6,804,870)	(5,740,079)	(5,031,477)
Interconnection	(484,061)	(653,867)	(771,212)
Personnel	(2,487,632)	(2,554,375)	(2,749,038)
Third-party services	(5,957,763)	(5,833,570)	(6,149,189)
Grid maintenance services	(1,012,857)	(1,102,809)	(1,235,760)
Handset and other costs	(159,442)	(185,436)	(214,102)
Advertising and publicity	(494,348)	(379,676)	(410,495)
Rentals and insurance	(2,571,245)	(4,194,135)	(4,152,521)
Provisions/reversals	(216,438)	(202,122)	(469,440)
Expected losses on trade receivables	(488,269)	(689,735)	(740,576)
Impairment losses	(2,111,022)	(291,758)	4,747,141
Taxes and other expenses	(18,396)	(201,296)	(475,018)
Other operating income (expenses), net	(6,974)	(5,016,358)	(8,196,415)
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(2,863,923)	(5,185,363)	(2,291,162)
FINANCIAL INCOME (EXPENSES)
Financial income	2,659,074	30,850,746	6,917,975
Financial expenses	(8,452,638)	(4,339,053)	(9,246,160)
PRE-TAX PROFIT (LOSS)	(8,657,487)	21,326,330	(4,619,347)
Income tax and social contribution	57,174	3,270,890	(1,137,715)
PROFIT (LOSS) FOR THE YEAR	(8,600,313)	24,597,220	(5,757,062)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the years ended December 31, 2019, 2018 and 2017, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	2019	2018	2017
Net operating revenue
Revenue related to the reportable segment	19,949,394	21,859,853	23,556,940
Revenue related to other businesses	186,789	200,161	232,714
Net operating revenue (Note 5)	20,136,183	22,060,014	23,789,654

In the years ended December 31, 2019, 2018 and 2017, the reconciliation between the profit or loss before financial income (expenses) and taxes of the segment Telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	2019	2018	2017
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(2,863,923)	(5,185,363)	(2,291,162)
Other businesses	(113,447)	(82,895)	(69,866)
Income before financial income (expenses) and taxes (Note 5)	(2,977,370)	(5,268,258)	(2,361,028)

Total assets, liabilities and tangible and intangible assets per geographic market as at December 31, 2019 are as follows:

	2019
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	67,294,245	53,525,978	38,910,834	3,997,865	7,396,983
Other, primarily Africa	4,597,577	569,338	84,122	21,327	28,530

	2018
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	60,514,610	42,015,116	28,425,563	6,948,446	5,211,774
Other, primarily Africa	4,923,187	526,870	108,768	47,601	34,467

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

29.	RELATED-PARTY TRANSACTIONS

Transactions with jointly controlled entities, associates, and unconsolidated entities

	2019	2018
Accounts receivable and other assets	7,216	6,359
Hispamar	426
Other entities	6,790	6,359

	2019	2018
Accounts payable and other liabilities	74,254	74,210
Hispamar	71,841	66,704
Other entities	2,413	7,506

	2019	2018
Revenue
Revenue from services rendered	380	347
Other entities	380	347
Other income	502
Hispamar	502
Financial income	430	430
Other entities	430	430

	2019	2018
Costs/expenses
Operating costs and expenses	(226,031)	(236,087)
Hispamar	(203,426)	(207,271)
Other entities	(22,605)	(28,816)
Financial expenses	(257)	(167)
Hispamar	(245)	(158)
Other entities	(12)	(9)

Compensation of key management personnel

As at December 31, 2019, the compensation of the officers responsible for the planning, management and control of the Company’s activities, including the compensation of the directors and executive officers, totaled R$63,405 (R$81,244 in 2018).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

30.	INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: “all risks” policy that covers property damages for all insurable assets belonging to the concession, insurance and against economic losses to insure the continuity of services. All material and/or high-risk assets and liabilities in are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages, etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

	2019	2018
Insurance line
Operational risks and loss of profits	800,000	700,000
Civil liability—third parties (*)	322,408	309,984
Fire—inventories	170,000	150,000
Theft—inventories	20,000	20,000
Civil liability—general	30,000	20,000
Civil liability—vehicles	2,000	2,000

(*)	Based on the foreign exchange rate prevailing at December 31, 2019 (ptax): R$4.0301 = US$1.00

31.	HELD-FOR-SALE ASSETS

	2019	2018
Assets
Operations in Africa (a)	4,271,348	4,923,187
Nonstrategic assets (b)	119,742
Total	4,391,090	4,923,187

	2019	2018
Liabilities
Operations in Africa (a)	491,225	526,870
Nonstrategic liabilities (b)	3,070
Total	494,295	526,870

(a)	Operations in Africa—Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest Oi’s stake in Africatel, representing at the time 75% of Africatel’s share capital, and/or dispose of its assets.

With regard specifically to the indirect interest held by Africatel in Company, on February 27, 2019 the Company was notified of the final decision issued by the Arbitration Court under the arbitration proceeding filed by PT Ventures, an Africatel subsidiary, against the other Unitel’s shareholders. The Arbitration Court judged that the other Unitel shareholders had violated several provisions of Unitel’s Shareholders’ Agreement, which resulted in a significant decrease of PT Ventures’ stake in Unitel. The Court also judged that the other Unitel shareholders failed to ensure, after November 2012, that PT Ventures received the same amount of foreign currency-denominated dividends as the other foreign Unitel shareholder.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As a result, the Court ordered the other shareholders to pay PT Ventures, jointly and severally, (i) US$339.4 million plus interest (accrued as from February 20, 2019, using the 12-month US dollar LIBOR plus two percentage points, with annual compounding), corresponding to the loss of value of PT Ventures’ stake, in addition to (ii) US$307 million plus interest (simple interest of 7% accrued as from different dates when the dividends not received should have been paid to PT Ventures), in damages resulting from the fact that the other Unitel shareholders failed to ensure, after November 2012, that PT Ventures received the same amount of dividends, in foreign currency, as the other foreign Unitel shareholder, plus (iii) the reimbursement of a significant portions of the fees, court costs, and administrative and arbiters fees and expenses, incurred by PT Ventures on the arbitral proceeding, in a net amount in excess of US$13 million. The Court dismissed all the retrial petitions filed by the other Unitel shareholders (“2019 Arbitration Award”).

The Arbitration Award results in a reaffirmation of PT Ventures’ rights as shareholder of 25% Unitel’s capital, as prescribed by the Shareholders’ Agreement. PT Ventures retains all its rights provided for in the Shareholders’ Agreement, including the right to appoint the majority of Unitel’s Board of Directors’ members and the right to receive Unitel’s past and future dividends.

Subsequently, at the General Shareholders’ Meeting of Unitel held on March 19, 2019 a new Board of Directors was elected consisting of five members, including two appointed by PT Ventures, one of whom will hold the position of Unitel’s General Director.

On August 12, 2019, PT Ventures was notified on the arbitration petition filed with the International Chamber of Commerce (“ICC”) by Vidatel Ltd. (“Vidatel”), on of Unitel’s shareholders against PT Ventures. In its petition, Vidatel seeks to challenge the 2019 Arbitration Award by submitting arguments relating to the recognition, effectiveness, and feasibility of said award and arguing that the Arbitration Award would have the effect of leading to the unjust enrichment of PT Ventures.

The Company believes that the arbitration proceeding initiated by Vidatel has a delaying tactic with the single goal of disrupting the enforcement of the 2019 Arbitration Award by reopening the discussion of matters that have already been discussed in the arbitration proceeding filed by PT Ventures against the other Unitel shareholders and terminated in February 2019.

Additionally, the Company believes that the ICC is not the appropriate forum to file an arbitration proceeding and analyze the problems alleged by Vidatel, not only because national courts have exclusive jurisdiction on these matters and also because these matters are not within the scope of the arbitration clause greed by Unitel’s shareholders, which prescribes that arbitration shall be used to settle disputes relating only to Unitel’s shareholders’ agreement and violations of Unitel’s shareholders’ agreement.

PT Ventures filed its response to the arbitration petition on September 11, 2019.

As disclosed to the market in a Material Fact Notice on January 24, 2020, on that date Africatel sold and transferred all PT Ventures shares to the Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública—Sonangol E.P. (Note 33). As a result of this operation, the Company is no longer bound by the ongoing litigation involving PT Ventures, Unitel, and Unitel’s other shareholders.

With regard to the indirect stake held by Africatel in Cabo Verde Telecom, S.A. (“CVT”), on May 21, 2019, PT Ventures sold, after the compliance with the conditions precedent, and transferred all the shares it held in CVT, representing 40% of CVT’s share capital, to the National Social Security Institute and state-owned company ASA – Empresa Nacional de Aeroportos e Segurança Aérea, S.A., both in Cabo Verde, for the total amount of US$26.3 million, as provided for in Clauses 3.1.3 and 5.1 of the JRP. This sale generated a net gain of R$67 million, recognized in profit or loss.

As a result of said share sale, PT Ventures entered into with the State of Cabo Verde, on the same date, an agreement for the definite termination of the arbitration proceedings filed by PT Ventures against the latter in March 2015, with the International Centre fore for Settlement of Investment Disputes (“ICSID”) and the International Chamber of Commerce (“ICC”).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss since May 5, 2014.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	2019(1)	2018
Held-for-sale assets	4,271,348	4,923,187
Cash, cash equivalents and cash investments	63,993	82,639
Accounts receivable	113,699	108,343
Dividends receivable (i)	2,435,014	2,566,935
Held-for-sale asset (i)	1,474,699	1,843,778
Other assets	74,300	145,709
Investments	4,916	19,414
Property, plant and equipment	83,400	108,768
Intangible assets	21,327	47,601
Liabilities directly associated to assets held for sale	491,225	526,870
Borrowings and financing	11,589	188
Trade payables	37,119	52,064
Other liabilities	442,517	474,618
Non-controlling interests (ii)	146,180	243,491
Total held-for-sale assets, net of the corresponding liabilities	3,633,943	4,152,826

(1)

The non-operating companies started to consolidated in the balance sheet beginning December 31, 2019, whose assets and liabilities total R$326,229 and R$78,113, respectively (see Note 1 – Company subsidiaries).

(i)

Represents the indirect interest held by PT Ventures in the dividends receivable and the fair value of the financial investment in Unitel, both classified as held for sale. The assets from the investment held in PT Ventures are measure substantially at the fair value of the investment for sale, which occurred on January 23, 2020, as referred to above, in Note 33;

(ii)	Represented mainly by the Samba Luxco’s 14% stake in Africatel and, consequently, in its net assets.

(b)	Nonstrategic assets

The Company disclosed to the general market, through a material fact notice, its Strategic Plan, approved by the Board of Directors, focusing on the improvement of the operating and financial performance, using a sustainable business model, for the purpose of maximizing the Company’s value, in the context of the judicial reorganization proceeding. The plan prescribes that part of the financing of the investment strategy will be ensured by selling of the Company’s nonstrategic assets. These assets consist basically of: (i) Investment in Unitel, (ii) Towers; (iii) Datacenter; (iv) Properties; and (v) other nonstrategic assets. The Company is engaged in and focused on promoting the sale of said assets and will take all the necessary actions to implement said Plan in the coming periods.

In December 2019, the assets and liabilities associated with Real Estate and mobile Towers were stated in held-for-sale assets, in line with the Company’s strategic plan and intention. Management assessed and determined that the other nonstrategic assets do not substantially meet the presentation and measurement requirements set forth by IFRS 5, Held-for-Sale Noncurrent Assets and Discontinued Operations, and therefore continue to be stated in the group ‘Property, Plant and Equipment’ (Note 16).

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

32.	OTHER INFORMATION

(a)	Agreements entered into by the Company, TmarPart, and Pharol related to the cash investments made in Rio Forte commercial papers

On June 30, 2014, the Company was informed, through a market notice disclosed by Pharol, of the investment made by PTIF and PT Portugal (both, collectively, “Oi Subsidiaries”), companies contributed by Pharol to Oi in the Company’s capital increase in May 2014, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

In light of the default of the Securities by Rio Forte, on September 8, 2014, after obtaining the proper corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries would transfer the Securities to Pharol in exchange for preferred and common shares of the Company held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

On March 31, 2015, the Company published a Material Fact Notice on the completion of the Exchange.

The Option became vested with the completion of the Exchange, beginning March 31, 2015, exercisable at any time, over a six-year period, and the number of shares covered by the Option will be decreased at each March 31st.

Up to March 31, 2020, Pharol had not exercised the Option, in whole or in part, on the Shares Subject to the Option. Accordingly, the following are no longer subject to the Option: (i) beginning March 31, 2016, 4,743,487 common shares and 9,486,974 preferred shares issued by the Company, equivalent to 10% of the Shares Subject to the Option; (ii) beginning March 31, 2017, another 8,538,277 common shares and 17,076,554, equivalent to 18% of the Shares Subject to the Option; (iii) beginning March 31, 2018, another 8,538,277 common shares and 17,076,554 preferred shares equivalent to 18% of the Shares Subject to the Option; (iv) beginning March 31, 2019, another 8,538,277 common shares and 17,076,554 preferred shares, equivalent to 18% of the Shares Subject to the Option; and (v) beginning March 31, 2020, another 8,538,277 common shares and 17,076,554 preferred shares, equivalent to 18% of the Shares Subject to the Option. There are also 8,538,277 common shares and 17,076,554 preferred shares subject to the Option and Pharol will no longer be entitled to exercise the Option on them on March 31, 2021.

As at December 31, 2019, the fair value of the Call Option is estimated at R$117 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique laid down by paragraphs B10 and B11 of IFRS 13—Fair Value Measurement.

(b)	Punitive Administrative Proceedings at the CVM

In December 2018, we became aware that the CVM, in the exercise of its duties, initiated two punitive administrative proceedings for acts conducted in connection with the corporate restructuring announced in October 2013 involving Oi and Pharol (former Portugal Telecom), and the capital increase through the public offer of Oi shares concluded in May 2014, for an alleged breach of the Corporate Law, to hold liable certain executives, officers and controlling shareholders at the time of the events.

The Company is not a party to these proceedings. With regard to the indicted executives, if they are held liable in these Punitive Administrative Proceedings, they will be subject to a penalty, which may range from a warning to a temporary disqualification, during up to 20 years, to hold a management or member of the supervisory board position of a publicly-held company, entity of the securities distribution system, or other entities that depend of CVM authorization or registration.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(c)	Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64,2018.4.04.7000/PR—13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. Internally, the Company informs that since 2015 it has retained the law firm Tozzini Freire Advogados as external independent auditor to conduct a forensic investigation addressing all the allegations in the case file, which has updated these analyses due in light to the new facts pointed out in Operation: “Mapa da Mina”. Such investigations were completed without evidence of illegal actions committed by Company representatives.

Among the initiatives undertaken, the Company has created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the specialized law firm concluded its internal independent investigation in February 2020. Based on interviews, information and documentation submitted by the Company’s management, and due to the constraints imposed by the time period covered by said investigation (2003-2019), no indications of illegalities committed by the Company were identified linked to the allegations made by the MPF and the PF in Operation: “Mapa da Mina” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

33.	EVENTS AFTER THE REPORTING PERIOD

(a)	Sale of investment in PT Ventures

After obtaining the proper approvals by the Company’s Board of Directors, the competent corporate bodies of Africatel and the Judicial Reorganization Court, on January 24, 2020, Africatel sold and transferred all shares issued by PT Ventures to the Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública—Sonangol E.P., as provided for in the Company’s Judicial Reorganization Plan and Strategic Plan (Note 31 (b)).

On the transaction date, PT Ventures held stakes in the Angolan companies Unitel (25%) and Multitel—Serviços de Telecomunicações Lda. (40%), as well as credit rights of dividends declared by Unitel and already past due and a set of rights resulting from the final decision rendered by the Arbitration Court installed under the Arbitration Rules of the International Chamber of Commerce (“ICC”), within the scope of the arbitration initiated by PT Ventures at the ICC against the other Unitel shareholders, as disclosed by the Company in a Material Fact Notice on February 28, 2019.

The total amount of the transaction was US$1 billion, of which (i) US$699.1 million was paid to Africatel by Sonangol on January 24, 2020; (ii) Africatel was paid US$60.9 million prior to the transfer of PT Ventures’ shares; and (iii) US$240 million, fully guaranteed by a guarantee letter issued by a prime bank, will be paid unconditionally by Sonangol to Africatel until July 31, 2020, with a minimum monthly flow of US$40 million assured to Africatel as from February 2020. The Company reiterates that the contractually assured flow was duly met in February and March 2020 by Sonangol.

As at December 31, 2019, the assets from the investment held in PT Ventures are measured substantially at the fair value of the investment for sale.

(b)	Commitment to sell a property

As disclosed to the market on January 30, 2020 and February 26, 2020, the Company sold a property it owned, located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, to Alianza Gestão de Recursos Ltda., for the amount of R$120.5 million, on February 21, 2020, as part of its project to sell noncore assets, as set forth by the Company’s Judicial Reorganization Plan and Strategic Plan (Note 31 (b)).

The operation was authorized by the Judicial Reorganization Court, after obtaining the favorable opinion of the Rio de Janeiro State Public Prosecution Office and the Judicial Administrator. Likewise, ANATEL confirmed the removal of the Property from the Company’s List of Reversible Assets.

(c)	Third-party expressions of interest on the Company’s Mobile business

On March 10, 2020, the Company disclosed to the general market in a material fact notice, that its financial advisor, Bank of America Merrill Lynch (“BofA”) received statements from third parties expressions of interest in the Company’s mobile business. To date, however, there is no commitment from the Company or any of these third parties to proceed with such sale and no binding instrument has been entered into to this respect. Even though there may be future developments in the analysis for a potential formal negotiation process, the Company continues to analyze all the existing alternatives that may bring more efficiency to the implementation of its Strategic Plan.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(d)	Potential Effects of COVID-19 Pandemic

Since December 2019, a COVID-19 has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world, including in Brazil.

The local, national and international response to the virus is quickly developing, fluid and uncertain. During March and April of 2020, state, local and municipal authorities within Brazil promoted and enforced social isolation and quarantine measures and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, Rio de Janeiro and other Brazilian states declared states of emergency. In accordance with the recommendations of the authorities, the Company transitioned a substantial majority of its employees to work from home.

Although the COVID-19 pandemic has no effect on the Company historical results of operations, there are many potential effects of this pandemic on its short- and medium- term business operations and, consequently, its results of operations. In March 2020, the Company established a crisis response team to focus on ensuring the full business continuity of its operations, the health and safety of its employees, and the establishment of a formal process to monitor, analyze and respond to the potential impacts of the pandemic.

As of the date of this annual report, the Company has detected few cases of COVID-19 in its employees and the human resources department monitors suspected or confirmed cases. As one a measure designed to protect its employees, the Company has instituted a “work-from-home” policy for all of its employees for whom the demands of their work permit this arrangement, constituting approximately 84% of its work force, and have been able to do so without any interruption of their activities. For its remaining employees, for example, the Company field service technicians and operators in its call centers, the Company has complied with all health care recommendations of the World Health Organization and the Brazilian Ministry of Health.

The Brazilian government has determined that the telecom sector is an essential service, which allows the Company to continue its field maintenance activities without violating restrictions on movement that have generally been imposed to combat the pandemic.

Although there has not been sufficient history with the Company operations under the pandemic and the related public health measures to provide significant analysis of the potential financial impact of the pandemic or the governmental and popular response to the pandemic, the Company belives that demand for telecommunications services, including services provided by the Company during the pandemic has grown significantly. In order to service this demand and to ensure continuity of its services, the Company moved quickly to activate new circuits in its backbone infrastructure and has not experienced any significant decline in the operation and reliability of its networks.

Since the outbreak of the pandemic, the Company has closed its retail stores and many of its distribution channels for the Company’s mobile service have been unable to operate, although some of its physical points-of-sale, such as grocery stores, pharmacies and convenience stores, have continued to operate. As a result, the Company believes that new activations by mobile customers will be substantially reduced for the quarantine period. However, as these store closures affect all operators in the mobile business equally, the Company expects that there will be substantially reduced levels of churn during this period. In addition, the Company expects that revenue for SIM card recharges will be adversely affected for the quarantine period as the number of points-of-sale that offer these services has been substantially reduced.

Since the outbreak of the pandemic, the Company has curtailed significantly its door-to-door sales channel for residential services, including broadband, but has been able to maintain its telemarketing and teleagent sales channels. The Company has experienced a significant surge in demand for its broadband services, including services delivered through its expanding FTTH network, both from residential and B2B customers as they establish remote work operations. Because its sales channels for these services depend less on physical presence in sales locations than its mobile services, the Company does not expect the reduction in new activations or upgrades in services to be affected to the same degree as in its mobile services.

The Company expects that the public health measures adopted in Brazil will have significant impacts on the income and purchasing power of many of its subscribers, particularly low-income subscribers and SMEs, some of whom may cease operations, although the Company has not yet been able to gather data to analyze the extent of these impacts. In addition, the Company has begun to experience some delays in payment for its corporate and governmental customers. As a result, the Company expects an increase in late-payments, customer defaults and expected losses on trade receivables. The Company has instituted some measures to assist its customers during the pandemic, for example, providing deferrals of payment deadlines by up to 10 days upon request of its customers and entering into payment plans with some of its customers under which it will forbear the collection of interest and late charges. These measures are likely to have an adverse effect on revenue and operating cash flow during the period over which they are effective, although the Company does not have sufficient experience with the effects of these measures to reliably estimate the quantitative effects of these measures.

The Company continues to monitor the effects of COVID-19 and the public health measures adopted in Brazil on its results of operations and cash flows to assess whether any of its assets have been impaired. As of the date of this annual report, the Company does not have sufficient history with its operations under the pandemic and the related public health measures to assess whether any impairment of its assets will be required.

The Company does not expect significant negative effects on its ongoing maintenance activities and FTTH expansion project as a result of the pandemic and the public health measures introduced to combat the pandemic. The Company has experienced some negative effects relating to the deployment of field teams, primarily related to the difficulty of obtaining lodging and meals and, in some instances, the difficulty in arranging transportation between cities, due to the public health restrictions. However, as a result of the determination that the telecom sector is an essential service, the general public health restrictions applicable to the population have not generally applied to the Company staff of field technicians.

The Company continues to have regular communications with its equipment vendors to assess the impacts of the pandemic on their production and inventories to ensure that deliveries of equipment will continue to be made on a timely basis. As of the date of this annual report, the Company has not suffered any negative impacts in its supply chain for equipment and has not been advised that any significant disruptions are expected.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

34.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The Company prepares its local financial statements in accordance with IFRS, and the pronouncements, guidelines and interpretations issued by the International Accounting Standards Board (IASB).

As the company is presenting its financial statements under IFRS for SEC reporting purposes after several years of presenting them under US GAAP, it is providing a reconciliation of its 2018 and 2017 US GAAP financial statements to IFRS.

ACCOUNTING DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The financial statements of the Company were prepared in accordance with accounting policies generally accepted in the United States of America (“U.S. GAAP”). Differences between these accounting policies and practices adopted in International Financial Reporting Standard—IFRS, where applicable to Oi, are summarized below:

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

On December 31, 2018, under U.S. GAAP, no impairment losses were recognized and under IFRS an accumulated provision for impairment losses, amounting to R$1,226,125, were recorded in the balance sheet as a result of the difference on the impairment methodology between the two standards.

The net effect on net income, as of December 31, 2018, was R$141,418, which includes the accounting differences related to the provision for impairment recorded under IFRS in amounting to R$291,807 compared no impairment losses recorded under USGAAP, and the effects of depreciation and amortization related to the acumulated effects of no recorded impairment losses under USGAAP, in amounting to R$150,389.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

(c)	Pension plans and other post-retirement benefits

The Company applies FASB ASC 715—Retirement Benefits, which requires an employer to recognize the overfunded status or funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

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

U.S. GAAP

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

•

Foreign currency denominated liabilities in Reais using the applicable foreign currency translation rate as of the petition date. As a result there is no foreign currency translation adjustments recorded after the petition date related to prepetition liabilities under U.S. GAAP; and

Liabilities subject to compromise and other impacts from ASC 852 reorganizations

As a result of the filing of the Bankruptcy Petitions, the company has applied the FASB Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing U.S. GAAP consolidated financial statements. ASC 852 requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that are realized or incurred in the judicial reorganization proceedings have been recorded in a reorganization line item in the consolidated statements of operations. In addition, the prepetition obligations that could be impacted by the judicial reorganization proceedings were classified on the balance sheet as liabilities subject to compromise. These liabilities were reported as the amounts expected allowed by the Judicial Reorganization Court, even if they could be settled for lesser amounts.

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

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As a result of the judicial reorganization proceedings in Brazil and other international jurisdictions (which are considered to be similar in all substantive respects to Chapter 11) prepetition liabilities, as shown below were classified as subject to compromise based on the assessment of these obligations following the guidance of ASC 852 Reorganizations. Prepetition liabilities subject to compromise were required to be reported at the amount expected to be allowed as a claim by the Judicial Reorganization Court, regardless of whether they could be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Judicial Reorganization Court, rejection of executory contracts, proofs of claims or other events. The following table reflects prepetition liabilities subject to compromise recorded under U.S. GAAP purpose as at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Borrowings and financing	—	49,129,547
Derivative financial instrument	—	104,694
Trade payables	—	2,139,312
Provision for civil contingencies—Anatel	—	9,333,795
Provision for pension plan	—	560,046
Other	—	43,333
Provision for labor contingencies	—	899,226
Provision for civil—other claims	—	2,929,275

Liabilities subject to compromise (*)	—	65,139,228

Reorganization items, net

Transactions and events directly associated with the reorganization were required, under the guidance of ASC 852 Reorganizations, to separate disclosed and distinguished from those of the ongoing operations of the business. Under U.S. GAAP purposes the Company used the classification “Reorganization items, net” on the consolidated statements of operations to reflect expenses, gains and losses that were the direct result of the reorganization of its business.

	December 31, 2018	December 31, 2017
Gain on restructuring of Qualified Bonds	12,881,478
Adjustment to fair value—Borrowings and financing	13,928,661
Adjustment to present value—Anatel (AGU) and other payables	5,577,234
Anatel provision for contingencies		(1,568,798)
Other provision for contingencies (a)	(347,437)	(1,146,458)
Income from short-term investments	174,281	713,276
Professional fees (b)	(633,676)	(369,938)
Total reorganization items, net	31,580,541	(2,371,918)

Recognition of the effects of the ratification of the Judicial Reorganization Plan under U.S. GAAP

Under U.S. GAAP, as a result of the approval of JRP at the GCM meeting held on December 19 and 20, 2017 and its subsequent ratification by the Judicial Reorganization Court on January 8, 2018, and published on the Official Gazette on February 5, 2018, the Company’s management, based on the terms and conditions of the JRP, recorded the effects caused by the restructuring/novation of the prepetition liabilities subject to the Judicial Reorganization in the consolidated financial statements for year ended December 31, 2018.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The movements in the restructured prepetition liabilities and the accounting adjustments made for initial recognition of the terms and conditions set forth by the approved and ratified JRP, including the effects on the fair value of these liabilities pursuant to the criteria of ASC 820, and applicable GAAP, are as follow:

	December 31, 2017 U.S. GAAP	Reclassifications	Mediations and other	Haircut (i)	Equity (ii)	Fair value / Present value (iii)	Financial charges (iv)	December 31, 2018 U.S. GAAP
Liabilities subject to compromise
Bondholders	32,314,638	(32,314,638)	—	—	—	—	—	—
BNDES	3,326,952	(3,326,952)	—	—	—	—	—	—
Other Borrowings and financing	13,487,957	(13,487,957)	—	—	—	—	—	—
Derivative financial instrument	104,694	(104,694)	—	—	—	—	—	—
Trade payables	2,139,312	(2,139,312)	—	—	—	—	—	—
Provision for civil contingencies—Anatel	9,333,795	(9,333,795)	—	—	—	—	—	—
Provision for pension plan	560,046	(560,046)	—	—	—	—	—	—
Other	43,333	(43,333)	—	—	—	—	—	—
Provision for labor contingencies	899,226	(1,036,172)	136,946	—	—	—	—	—
Provision for civil—other claims	2,929,275	(2,218,538)	(710,737)	—	—	—	—	—

Total—Liabilities subject to compromise	65,139,228	(64,565,437)	(573,791)	—	—	—	—	—

Bondholders	—	32,314,638	(161,600)	(11,054,800)	(11,613,980)	(4,807,262)	2,035,699	6,712,695
BNDES – Borrowings and financing	—	3,326,952	—	—	—	—	289,122	3,616,074
Other Borrowings and financing	—	13,592,651	50,375	—	—	(9,121,399)	1,599,510	6,121,137
Anatel (AGU) and other trade payables	—	10,588,661	445,077	(1,826,678)	—	(5,577,234)	164,784	3,794,610
Provision for labor, civil and Anatel contingencies	—	4,182,489	56,975	—	—	—	149,173	4,388,637
Provision for pension plan	—	560,046	—	—	—	—	14,679	574,725

Total—Liabilities not subject to compromise	—	64,565,437	390,827	(12,881,478)	(11,613,980)	(19,505,895)	4,252,967	25,207,878

(i)	Represent gains on restructuring of borrowings and financings, trade payables owing to ANATEL-AGU and other trade payables, as a result of the JR Proceedings.
(ii)	Represent the fair value of shares issued in partial settlement of the Senior Notes.
(iii)

The financial liabilities have been adjusted to fair value according to the criteria of ASC 852 as of the time at which it has reclassified each of the financial liabilities that were legally affected by the JRP from liabilities subject to compromise to borrowings and financings or trade payables. It was calculated taking into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

(iv)

Represent the contractual interest and foreign currency fluctuation calculated after completed the financial debt restructuring and other claims restructuring in the terms and conditions provided in the JRP.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

IFRS

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

Because all liabilities subject to compromise were settled in 2018 under the conditions of the JRP, no GAAP differences compared to IFRS exist for the balances of liabilities after the settlement date.

Therefore, regarding settlement of judicial reorganization the only accounting difference between U.S. GAAP and IFRS are namely: (i) the impacts of settlement and fair value of liabilities for adopting ASC 852 under U.S. GAAP that needs to be excluded under IFRS; and (ii) the gain recognition on reversal of interest and foreign currency on loans and financings under IFRS.

The following is a summary of the Judicial Reorganization adjustments to net income for the year ended December 31, 2018 and 2017:

Judicial reorganization	December 31, 2018	December 31, 2017
Settlement for lesser amounts of prepetition obligations and fair value recognition under U.S. GAAP	(6,527,238)	73,135
Gain on reversal of interest and foreign currency on loans and financings under IFRS	5,196,222	6,429,611

	(1,331,016)	(6,502,746)

(g)	Deferred income tax

This relates to the impact of recalculation of the deferred tax assets and liabilities considering the adjusted balances of accounts and related impacts on net income and the revised valuation allowance based on the reassessed schedule of expected generation of future taxable income under IFRS.

SUMARY OF ACCOUNTING DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The reconciliations below quantify the effect of the U.S. GAAP to IFRS on the indicated dates:

Reconciliation			Equity		Net income
			December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Under U.S.GAAP			29,199,496	(9,684,061)	27,393,837	(4,027,661)
Impairment of long-lived assets	(a	)	(1,226,125)	(1,084,707)	(141,418)	5,526,563
Business combinations prior to January 1, 2009	(b	)	44,981	40,859	4,122	4,313
Pension plans and other post-retirement benefits	(c	)	(689,574)	(1,598,792)	(115,080)	(197,700)
Capitalization of interest, net of amortization	(d	)	60,928	62,711	(1,780)	(9,322)
Provision for onerous contracts	(e	)	(4,493,895)		(4,493,895)
Settlement of judicial reorganization	(f	)		1,331,016	(1,331,016)	(6,502,746)
Deferred income tax	(g	)		(2,579,548)	3,300,785	(1,449,609)

Under IFRS			22,895,811	(13,512,522)	24,615,555	(6,656,162)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of balance sheet as at December 31, 2018

	USGAAP December 31, 2018	Impairment of long-lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax (g)	Reclassifications	IFRS December 31, 2018
Cash and cash equivalents	4,385,329									4,385,329
Short-term investments	201,975									201,975
Accounts receivable	6,516,555									6,516,555
Recoverable income taxes	621,246									621,246
Other taxes	803,252									803,252
Judicial Deposits	1,715,934									1,715,934
Inventories	317,503									317,503
Prepaid expenses	743,953									743,953
Pension plan assets	4,880									4,880
Held-for-sale assets	4,923,187									4,923,187
Other assets	1,079,670									1,079,670

Total current assets	21,313,484	—	—	—	—	—	—	—		21,313,484

Long-term investments	36,987									36,987
Other taxes	715,976									715,976
Deferred tax assets	23,050									23,050
Judicial Deposits	7,018,786									7,018,786
Investments	117,840									117,840
Property, plant and equipment, net	28,468,798	(228,244)	124,081		60,928					28,425,563
Intangible assets	8,025,442	(997,881)	(79,115)							6,948,446
Pension plan assets	753,827			(689,574)						64,253
Prepaid expenses									522,550	522,550

Other assets	773,411								(522,549)	250,862

Total non-current assets	45,934,117	(1,226,125)	44,966	(689,574)	60,928	—	—	—	1	44,124,313

Total assets	67,247,601	(1,226,125)	44,966	(689,574)	60,928	—	—	—	1	65,437,797

Trade payables	5,225,862								(201,602)	5,024,260
Trade payables – Subject to the JRP									201,602	201,602
Borrowings and financing	672,894									672,894
Payroll, related taxes and benefits	906,655									906,655

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	USGAAP December 31, 2018	Impairment of long-lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax (g)	Reclassifications	IFRS December 31, 2018
Income taxes payable	27,026									27,026
Other taxes	1,033,868									1,033,868
Tax financing program	142,036									142,036
Dividends and interest on capital	6,168									6,168
Provision	680,542									680,542
Unearned revenues	229,497								(229,497)
Advances from customers	73,094								(73,094)
Licenses and concessions payable	85,619									85,619
Liabilities associated to held-for-sale assets	526,870									526,870
Other payables	629,939					449,389			302,591	1,381,919

Total current liabilities	10,240,070	—	—	—	—	449,389	—	—		10,689,459
Trade payables – Subject to the JRP	3,593,008									3,593,008
Borrowings and financing	15,777,012									15,777,012
Other taxes	628,716									628,716
Tax financing program	411,170									411,170
Provision	4,358,178									4,358,178
Provision for pension plans	579,122									579,122
Unearned revenues	1,687,073								(1,687,073)
Advances from customers	142,134								(142,134)
Other payables	631,622		(13)			4,044,505			1,829,207	6,505,321

Total non-current liabilities	27,808,035	—	— 13	—	—	4,044,505	—	—		31,852,527

Total liabilities	38,048,105	—	(13)	—	—	4,493,894	—	—		42,541,986

Shareholders’ equity attributable to the Company and subsidiaries	28,956,006	(1,226,125)	44,979	(689,574)	60,928	(4,493,894)	—	—		22,652,320
Non-controlling interest	243,490								1	243,491

Total shareholders’ equity	29,199,496	(1,226,125)	44,979	(689,574)	60,928	(4,493,894)	—	—	1	22,895,811

Total liabilities and shareholders’ equity	67,247,601	(1,226,125)	44,966	(689,574)	60,928	—	—	—	1	65,437,797

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of net income for the year ended December 31, 2018

	USGAAP December 31, 2018	Impairment of long-lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2018
Net operating revenue	22,060,014									22,060,014
Cost of sales and services	(15,822,732)	150,389	4,121	(45,457)	(12,729)	141,758			(594,450)	(16,179,100)
Gross profit	6,237,282	150,389	4,121	(45,457)	(12,729)	141,758	—	—	(594,450)	5,880,914
Operating (expenses) income
Selling expenses	(4,478,352)			(28,655)				372,977	281,028	(3,853,002)
General and administrative expenses	(2,697,865)			(40,853)						(2,738,718)
Other operating income									2,204,134	2,204,134
Other operating expenses	417,159	(291,807)		(115)		(4,883,620)	(112,491)		(1,890,712)	6,761,586
Reorganization items, net	31,580,541						(31,580,541)
Loss before financial income (expenses) and taxes	31,058,765	(141,418)	4,121	(115,080)	(12,729)	(4,741,862)	(31,693,032)	372,977		(5,268,258)
Financial income (expenses), net	(4,012,067)				10,949	247,968	30,362,016			26,608,866
Profit (loss) before taxes	27,046,698	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	372,977		21,340,608
Current income tax									115,706	115,706
Income tax expense (current and deferred)	347,139							2,927,808	(115,706)	3,159,241

Profit (loss) for the year	27,393,837	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	3,300,785		24,615,555

Profit (loss) attributable to owners of the Company	27,369,422	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	3,300,785		24,591,140
Profit (loss) attributable to non-controlling interests	24,415									24,415

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of net income for the year ended December 31, 2017

	USGAAP December 31, 2017	Impairment of long-lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax (g)	Reclassification	IFRS December 31, 2017
Net operating revenue	23,789,654									23,789,654
Cost of sales and services	(15,676,216)	779,368	4,313	(82,045)	(11,670)				(682,403)	(15,668,653)
Gross profit	8,113,438	779,368	4,313	(82,045)	(11,670)	—	—	—	(682,403)	8,121,001
Operating (expenses) income
Selling expenses	(4,399,936)			(42,901)					340,281	(4,102,556)
General and administrative expenses	(3,064,252)			(72,556)						(3,136,808)
Other operating income									1,985,101	1,985,101
Other operating expenses	(1,043,922)	4,747,195		(198)			(7,287,862)		(1,642,979)	(5,227,766)
Reorganization items, net	(2,371,918)						2,371,918
Loss before financial and taxes	(2,766,590)	5,526,563	4,313	(197,700)	(11,670)	—	(4,915,944)	—		(2,361,028)
Financial expenses, net	(1,612,058)				2,348		(1,586,802)			(3,196,512)
Profit (loss) before taxes	(4,378,648)	5,526,563	4,313	(197,700)	(9,322)	—	(6,502,746)	—		(5,557,540)
Current income tax									(906,080)	(906,080)
Income tax expense (current and deferred)	350,987							(1,449,609)	906,080	(192,542)

Loss for the year	(4,027,661)	5,526,563	4,313	(197,700)	(9,322)	—	(6,502,746)	(1,449,609)		(6,656,162)

Loss attributable to owners of the Company	(3,736,518)	5,526,563	4,313	(197,700)	(9,322)	0	(6,502,746)	(1,449,609)		(6,365,019)
Loss attributable to non-controlling interests	(291,143)									(291,143)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of comprehensive income for the year ended December 31, 2018

	USGAAP December 31, 2018	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustment (g)	IFRS December 31, 2018
Profit (loss) for the year	27,393,837	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	3,300,785	24,615,555
Other comprehensive income (loss)
Foreign currency translation adjustments	(110,098)								(110,098)

	(110,098)	—	—	—	—	—	—	—	(110,098)
Pension and other postretirement benefit plans:
Net actuarial loss from continuing operations	(918,782)			1,024,297					105,515

Pension and other postretirement benefit plans	(918,782)	—	—	1,024,297	—	—	—	—	105,515

	—	—	—	—	—	—	—	—	—
Income tax effect on other comprehensive income (loss):
Pension and other postretirement benefit plans	312,386			(348,261)					(35,875)

	312,386	—	—	(348,261)	—	—	—	—	(35,875)

Total comprehensive income (loss) for the year	26,677,343	(141,418)	4,121	560,956	(1,780)	(4,493,894)	(1,331,016)	3,300,785	24,575,097
Comprehensive loss attributable to non-controlling interest	(49,966)								(49,966)

Comprehensive income (loss) attributable to controlling shareholders	26,727,309	(141,418)	4,121	560,956	(1,780)	(4,493,894)	(1,331,016)	3,300,785	24,625,063

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of comprehensive income for the year ended December 31, 2017

	USGAAP December 31, 2017	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	IFRS December 31, 2017
Loss for the year	(4,027,661)	5,526,563	4,313	(197,700)	(9,322)	—	(6,502,746)	(1,449,609)	(6,656,162)
Other comprehensive income (loss)
Foreign currency translation adjustments	165,713							(1,943)	163,770
Decrease of interest shares in subsidiary	(374,130)							374,130	—

	(208,417)	—	—	—	—	—	—	372,187	163,770
Pension and other postretirement benefit plans:
Net actuarial loss from continuing operations	(130,846)			161,099					30,253

Pension and other postretirement benefit plans	(130,846)	—	—	161,099	—	—	—	—	30,253
Income tax effect on other comprehensive income (loss):
Pension and other postretirement benefit plans	32,157			(42,528)					(10,371)

	32,157	—	—	(42,528)	—	—	—	—	(10,371)

Total comprehensive (loss) for the year	(4,334,767)	5,526,563	4,313	(79,129)	(9,322)	—	(6,502,746)	(1,077,422)	(6,472,510)
Comprehensive loss attributable to non-controlling interest	(64,153)							(205,044)	(269,197)

Comprehensive loss attributable to controlling shareholders	(4,270,614)	5,526,563	4,313	(79,129)	(9,322)	—	(6,502,746)	(872,378)	(6,203,313)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of cash flow for the year ended December 31, 2018

	USGAAP December 31, 2018	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2018
Operating activities
Profit (loss) for the year	27,393,837	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	3,300,785		24,615,555
Income tax expenses	(347,139)	—	—	—	—	—	—	(2,927,808)		(3,274,947)
Profit (loss) before income taxes	27,046,698	(141,418)	4,121	(115,080)	(1,780)	(4,493,894)	(1,331,016)	372,977		21,340,608
Income tax reclassification	347,139							(347,139)		—
Adjustments to reconcile net income (loss) to cash provided by operating activities
Loss (gain) on financial instruments	3,415,354				(10,949)	(389,726)	(5,080,135)		22,099	(2,043,357)
Gains of restructuring of third-party borrowings	—						(11,054,800)			(11,054,800)
Fair value adjustment to borrowings and financing	—						(13,928,659)			(13,928,659)
Present value adjustment to other liabilities	—						(1,167,043)			(1,167,043)
Depreciation and amortization	5,952,905	(150,389)	(4,121)		12,729				(1)	5,811,123
Onerous obligation						4,883,620				4,883,620
Impairment of held-for-sale securities	(292,799)								292,799
Estimated loss on doubtful debts	1,224,248							(372,977)		851,271
Provisions (reversals)	(19,465)						112,491			93,026
Provision for pension plans	(114,813)			115,080						267
Impairment losses	—	291,807							(49)	291,758
Deferred tax expense (benefit)	(231,433)							231,433		—
Reorganization items, net	(31,580,541)						31,580,541			—
Equity in investees									13,492	13,492
Loss on disposal of capital assets									215,398	215,398
Concession Agreement Extension Fee—ANATEL									68,333	68,333
Employee and management profit sharing									237,253	237,253

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	USGAAP December 31, 2018	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2018
Monetary correction to provisions/(reversals)									226,870	226,870
Monetary correction to tax refinancing program									28,079	28,079
Other									(637,518)	(637,518)
Changes in assets and liabilities
Accounts receivable	(365,771)									(365,771)
Inventories									(48,280)	(48,280)
Taxes	121,951									121,951
Held-for-trading financial assets	(1,191,664)									(1,191,664)
Redemption of held-for-trading financial assets	1,103,920									1,103,920
Trade payables	(860,900)									(860,900)
Payroll, related taxes and benefits	(253,902)									(253,902)
Provisions	(434,974)									(434,974)
Net increase in income taxes refundable and payable	(799,189)							115,706	683,483
Employee and management profit sharing	237,253								(237,253)
Changes in assets and liabilities held for sale	(257,643)									(257,643)
Other assets and liabilities	(183,838)						868,621		(159,123)	525,660
Financial charges paid - debt									(19,215)	(19,215)
Financial charges paid - other									(2,884)	(2,884)
Income tax and social contribution paid—Company									(495,038)	(495,038)
Income tax and social contribution paid—third parties									(188,445)	(188,445)

Net cash provided by (used in) operating activities	2,862,536	—	—	—	—	—	—	—	—	2,862,536

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	USGAAP December 31, 2018	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2018
Investing activities
Capital expenditures	(5,246,241)									(5,246,241)
Proceeds from the sale of investments, tangibles and intangibles	22,276									22,276
Judicial deposits	(775,953)									(775,953)
Redemption of judicial deposits	1,083,043									1,083,043

Net cash used in by in investing activities	(4,916,875)	—	—	—	—	—	—	—	—	(4,916,875)

Financing activities
Repayment of principal of borrowings, financing and derivatives	(161,884)									(161,884)
Payments of obligation for licenses and concessions	(1,491)									(1,491)
Payments of obligation for tax refinancing program	(265,495)									(265,495)
Payment of dividends and interest on capital	(54)									(54)
Exercise of warrants	4,580									4,580

Net cash used in financing activities	(424,344)	—	—	—	—	—	—	—	—	(424,344)

Foreign exchange differences on cash and cash equivalents	1,328									1,328
Cash flows for the year	(2,477,355)	—	—	—	—	—	—	—	—	(2,477,355)
Cash and cash equivalents beginning of year	6,862,684									6,862,684

Cash and cash equivalents end of year	4,385,329	—	—	—	—	—	—	—	—	4,385,329

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of cash flow for the year ended December 31, 2017

	USGAAP December 31, 2017	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2017
Operating activities
Loss for the year	(4,027,661)	5,526,563	4,313	(197,700)	(9,322)	—	(6,502,746)	(1,449,609)		(6,656,162)
Income tax	(350,987)	—	—	—	—	—	—	1,449,609		1,098,622
Loss before income taxes	(4,378,648)	5,526,563	4,313	(197,700)	(9,322)	—	(6,502,746)	—		(5,557,540)
Income tax reclassification	350,987							(350,987)		—
Adjustments to reconcile net income (loss) to cash provided by operating activities
Loss (gain) on financial instruments	(1,115,823)				(2,348)		6,234,447		3,927	5,120,203
Present value adjustment to other liabilities							(4,873,000)			(4,873,000)
Depreciation and amortization	5,881,302	(779,368)	(4,313)		11,670				1	5,109,292
Impairment (reversal) of held-for-sale securities	267,008								(267,008)	—
Estimated loss on doubtful debts	784,403									784,403
Provisions	143,517						7,218,787			7,362,304
Provision for pension plans	(197,141)			197,700						559
Impairment losses (reversal)	46,534	(4,747,195)							(46,480)	(4,747,141)
Deferred tax expense (benefit)	(1,257,068)							1,257,068		—
Reorganization items, net	2,371,918						(2,371,918)
Equity in investees									433	433
Loss on disposal of capital assets									211,735	211,735
Concession Agreement Extension Fee—ANATEL									88,658	88,658
Employee and management profit sharing									298,789	298,789
Monetary correction to provisions/(reversals)									674,668	674,668

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	USGAAP December 31, 2017	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2017
Monetary correction to tax refinancing program									27,294	27,294
Other									449,722	449,722
Changes assets and liabilities
Accounts receivable	(253,469)									(253,469)
Inventories									173,283	173,283
Taxes	477,164									477,164
Held-for-trading financial assets	(601,200)									(601,200)
Redemption of held-for-trading financial assets	775,456									775,456
Trade payables	(374,003)									(374,003)
Payroll, related taxes and benefits	(42,727)									(42,727)
Provision for contingencies	(114,336)						(312,313)			(426,649)
Net increase in income taxes refundable and payable	399,182							(906,081)	506,899	—
Provision for pension plans	54								(54)	—
Employee and management profit sharing	298,789								(298,789)	—
Changes in assets and liabilities held for sale	701,416									701,416
Other	238,443						606,743		(1,312,253)	(467,067)
Financial charges paid - debt									(1,412)	(1,412)
Financial charges paid - other									(2,515)	(2,515)
Income tax and social contribution paid—Company									(314,162)	(314,162)
Income tax and social contribution paid—third parties									(192,736)	(192,736)
Net cash provided by operating activities	4,401,758	—	—	—	—	—	—	—	—	4,401,758

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	USGAAP December 31, 2017	Impairment of long- lived assets (a)	Business combinations prior to January 1, 2009 (b)	Pension plans and other post- retirement benefits (c)	Capitalization of interest, net of amortization (d)	Provision for onerous contracts (e)	Settlement of judicial reorganization (f)	Deferred income tax and other adjustments (g)	Reclassification	IFRS December 31, 2017
	—									—
Investing activities
Capital expenditures	(4,344,238)									(4,344,238)
Proceeds from the sale of property, plant and equipment	5,016									5,016
Judicial deposits	(425,563)									(425,563)
Redemption of judicial deposits	343,129									343,129
Other

Net cash used in by in investing activities	(4,421,656)	—	—	—	—	—	—	—	—	(4,421,656)

Financing activities
Repayment of principal of borrowings, financing	(659)									(659)
Payments of obligation for licenses and concessions	(104,449)									(104,449)
Payments of obligation for tax refinancing program	(226,776)									(226,776)
Share buyback	(300,429)									(300,429)
Payment of dividends and interest on capital	(59,462)									(59,462)

Net cash used in financing activities	(691,775)	—	—	—	—	—	—	—	—	(691,775)

Foreign exchange differences on cash and cash equivalents	11,106								(1)	11,105
Cash flows for the year	(700,567)	—	—	—	—	—	—	—	(1)	(700,568)
Cash and cash equivalents beginning of year	7,563,251								1	7,563,252

Cash and cash equivalents end of year	6,862,684	—	—	—	—	—	—	—	—	6,862,684

* * *