Form 20-F
period 2020-12-31
OI S.A. - In Judicial Reorganization
filed 2021-05-12
CIK 1160846

As filed with the Securities and Exchange Commission on May 11, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended december 31, 2020

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

The total number of issued and outstanding shares of each class of stock of Oi S.A. – In Judicial Reorganization as of December 31, 2020 was:

5,796,447,165 common shares, without par value

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐

Standards as issued by the International
Accounting Standards Board ☒

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

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2020 and 2019 and as of and for the years ended December 31, 2020, 2019 and 2018, and the related notes thereto, which we refer to as our audited consolidated financial statements, are included in this annual report.

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. Our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been audited in accordance with the Public Company Accounting Oversight Board, or PCAOB, standards.

The RJ Proceedings are aimed at ensuring the continuation of our company as a going concern. This continuity was strengthened with: (1) the approval of the RJ Plan, as a result of which our borrowings and financing were novated and the related balances were recalculated under the terms and conditions of the RJ Plan; and (2) the approval of the RJ Plan Amendment. The continuity of our company as a going concern ultimately depends on the successful outcome of the RJ Proceedings and the realization of other forecasts of our company.

Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and raised substantial doubts as to our ability to continue as a going concern. As at December 31, 2020 and after the implementation of the RJ Plan, total shareholders’ equity was R$7,769 million, loss for the year then ended was R$10,528 million, and working capital (consisting of current assets less current liabilities) totaled R$15,782 million. As at December 31, 2019 and after the implementation of the RJ Plan, total shareholders’ equity was R$17,797 million, loss for the year then ended was R$9,095 million, and working capital (consisting of current assets less current liabilities) totaled R$6,157 million.

As a result of our decision to dispose of certain businesses and/or isolated assets in connection with the RJ Plan Amendment, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. For additional information regarding our discontinued operations, see “Item 4. Information on the Company—V. Assets Held-For-Sale and Discontinued Operations.”

We are also required to prepare consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

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

•	“PT Portugal” are to PT Portugal, SGPS, S.A., which we acquired on May 5, 2014 and sold on June 2, 2015;

•	“SPE Data Center” are to Drammen RJ Infraestrutura e Redes de Telecomunicações S.A.;
•	“SPE InfraCo” are to Brasil Telecom Comunicação Multimídia S.A.;
•

“SPE Mobile Assets” are to Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. and Jonava RJ Infraestrutura e Redes de Telecomunicações S.A., jointly;

•	“SPE Towers” are to Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A.;
•	“SPE TVCo” are to Lemvig Serviços de Televisão por Assinatura S.A.;
•

“Strategic Plan” are to the plan to transform our business model into two separate companies: (1) a consumer-focused company that will provide fixed-line telecommunications services to customers and businesses; and (2) an infrastructure company that will focus on a neutral network. This will allow us to focus on the use and rapid expansion of our extensive fiber-optic infrastructure, including our transportation networks (backbone, backhaul and data network) and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks). For additional information regarding our Strategic Plan, see “Item 4. Information on the Company—II. Our Recent History and Development—Adoption of Strategic Plan.”

•	“Telemar”are to Telemar Norte Leste S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi prior to its merger with and into Oi on May 3, 2021;
•

“TmarPart” are to Telemar Participações S.A., which, prior to the capital increase of Oi on May 5, 2014, was the direct controlling shareholder of Oi and which merged with and into Oi on September 1, 2015;

•	“TNL” are to Tele Norte Leste Participações S.A., a company that was directly controlled by TmarPart prior to its merger with and into Oi on February 27, 2012; and
•	“UPIs” are to the following five isolated production units (unidades produtivas isoladas) we formed or will form as special purpose corporations pursuant to the RJ Plan Amendment for the disposal of certain of our businesses and/or isolated assets:

o	“UPI Data Center,” which consists of SPE Data Center;
o	“UPI InfraCo,” which consists of SPE InfraCo;
o	“UPI Mobile Assets,” which consists of SPE Mobile Assets;
o	“UPI Towers,” which consists of SPE Towers; and
o	“UPI TVCo,” which consists of SPE TVCo.

Judicial Reorganization

The following defined terms relate to our global judicial reorganization. For more information, see “Item 4. Information on the Company—II. Our Recent History and Development—Our Judicial Reorganization Proceedings.” Unless otherwise indicated or the context otherwise requires, all references to:

•	“ADWs” are to American Depositary Warrants;

•	“Brazilian Bankruptcy Law” are to Brazilian Law No. 11,101 of June 9, 2005, as amended;

•	“Brazilian Confirmation Date” are to February 5, 2018, the date in which the Brazilian Confirmation Order was published in the Official Gazette;
•	“Brazilian Confirmation Order” are to the order entered by the RJ Court on January 8, 2018, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan;
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
•

“GCM” are to a General Creditors’ Meeting of creditors of our company recognized by the RJ Court. A GCM was held on December 19 and 20, 2017 to consider and vote on the RJ Plan. A GCM was held on September 8, 2020 to consider and vote on the RJ Plan Amendment;

•	“Official Gazette” refers to the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro);
•

“RJ Court” are to the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, Brazil. The RJ Court is adjudicating the judicial reorganization proceedings in Brazil involving the RJ Debtors;

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

•

“RJ Plan Amendment” are to that certain amendment to the RJ Plan that was approved by the requisite majorities of creditors in the general creditors’ meeting held in Brazil on September 8, 2020 and confirmed by the RJ Court effective on October 5, 2020, which confirmation order was published on October 8, 2020 in the Official Gazette, as may be amended or modified from time to time pursuant to its terms;

•	“RJ Plan Amendment Confirmation Order” are to the order entered by the RJ Court on October 5, 2020, ratifying and confirming the RJ Plan Amendment;
•	“RJ Plan Amendment Confirmation Date” are to October 8, 2020, the date in which the RJ Plan Amendment Confirmation Order was published in the Official Gazette;
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

Financial Restructuring

In June 2016, after considering the challenges arising from our economic and financial situation in connection with the maturity schedule of our financial debts, the threats to our cash flows represented by imminent attachments or freezing of assets in judicial lawsuits, and the urgent need to adopt measures that protect our company, we concluded that filing of a request for judicial reorganization (recuperação judicial) in Brazil would be the most appropriate course of action to: (1) preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL; (2) preserve the value of our company; (3) maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders; and (4) protect our cash and cash equivalents.

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

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette on February 5, 2018, the Brazilian Confirmation Date. Since then, the Brazilian Confirmation Order has been binding on all parties.

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

The Brazilian Bankruptcy Law provides that the RJ Proceedings and the judicial supervision of the RJ Debtors could be terminated on the second anniversary of the Brazilian Confirmation Date if the RJ Court determines that all obligations provided for in the RJ Plan have been satisfied based on the analysis of compliance with the RJ Plan.

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

On February 27, 2020, the RJ Debtors filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our Strategic Plan.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. At the new general creditors’ meeting, held on September 8, 2020, only creditors that held credits and had voting rights at the time of the original general creditors meeting and who continued to hold an interest in the debt obligations or equity securities of the Company on February 27, 2020 were entitled to vote.

On September 8, 2020, a GCM was held to consider approval of the RJ Plan Amendment. The creditors present at the GCM approved the RJ Plan Amendment pursuant to the requirements under the Brazilian Bankruptcy Law. On October 5, 2020, the RJ Court entered the RJ Plan Amendment Confirmation Order, which ratified and confirmed the RJ Plan Amendment. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date. The RJ Plan Amendment authorized us to carry out certain transactions, including, among other things, the following: (1) forming five UPIs for the disposal of certain businesses and/or isolated assets pursuant to the Brazilian Bankruptcy Law; (2) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the RJ Court; (3) allowing the RJ Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and (4) segregating some fiber optics assets and infrastructure through SPE InfraCo to create a more flexible and efficient corporate structure to accelerate investments in the expansion of our fiber optics network and allowing SPE InfraCo to have access to financial and capital markets and raise additional funds at lower costs.

The RJ Plan Amendment provides that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate on May 30, 2022. Notwithstanding the terms of the RJ Plan Amendment, the RJ Plan Amendment Confirmation Order stipulates that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate 12 months from the RJ Plan Amendment Confirmation Date, which term may be extended if additional time is required to implement the asset dispositions provided under the RJ Plan Amendment. Accordingly, as of the date of this annual report, the RJ Proceedings and the judicial supervision of the RJ Debtors are scheduled to terminate on October 8, 2021. However, the RJ Debtors have filed an interlocutory appeal to overturn the provisions of the RJ Plan Amendment Confirmation Order related to the termination of the RJ Proceedings. This appeal is pending judgment.

For more information regarding the RJ Proceedings, see “Item 4. Information on the Company—II. Our Recent History and Development—Our Judicial Reorganization Proceedings.”

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
•

the Brazilian government´s telecommunications policies that affect the telecommunications industry and our business in Brazil in general, including issues relating to the remuneration for the use of our network in Brazil, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;
•	any judicial action that overturns or modifies the Brazilian Confirmation Order or declares the RJ Debtors bankrupt under Brazilian law and requires their liquidation;
•	the effects of intense competition in Brazil and the other countries in which we have operations and investments;
•	the general level of demand for, and changes in the market prices of, our services;
•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;
•	political, regulatory and economic conditions in Brazil, notably with respect to inflation, exchange rate fluctuation of the real, interest rates fluctuation and the political environment in Brazil;
•	the full effect of the COVID-19 pandemic, and public health measures adopted to combat the pandemic in Brazil and internationally, on our business or on the Brazilian economy;
•	the outcomes of legal and administrative proceedings to which we are or become a party;
•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior; and
•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

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

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2018 have been derived from our consolidated financial statements that are not included in this annual report. We have not included selected financial data as of or for the years ended December 31, 2017 and 2016 as such information cannot be provided on a reclassified basis without unreasonable effort or expense.

As a result of our decision to dispose of certain businesses and/or isolated assets in connection with the RJ Plan Amendment, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. For additional information regarding our discontinued operations, see “Item 4. Information on the Company—V. Assets Held-For-Sale and Discontinued Operations.”

The following selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes thereto, “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

Oi has not paid any dividends and/or interest attributable to shareholders’ equity since January 1, 2015.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
Net operating revenue	9,284	10,492	12,210

Cost of sales and services	(7,271)	(7,983)	(9,168)

Gross profit	2,013	2,510	3,042

Operating income (expenses)
Share of results of investees	32	(5)	(13)
Selling expenses	(2,218)	(2,607)	(2,639)
General and administrative expenses	(2,748)	(2,781)	(2,734)
Other operating income	4,727	4,096	2,033
Other operating expenses	(3,617)	(4,580)	(6,453)

Loss before financial income (expenses), net, and taxes	(1,811)	(3,367)	(6,764)

Financial income (expenses), net	(12,275)	(5,377)	26,691

Profit (loss) before taxes	(14,086)	(8,744)	19,928

Income tax and social contribution
Current	(21)	(56)	132
Deferred	3,572	69	3,160

Profit (loss) from continued operations	(10,535)	(8,731)	23,220

Discontinued operations

Profit (loss) from discontinued operations (net of taxes)	7	(364)	1,396

Profit (loss) for the year	(10,528)	(9,095)	24,616

Profit (loss) attributable to Company owners	(10,530)	(9,000)	24,591
Profit (loss) attributable to non-controlling interests	1	(95)	24

Profit (loss) allocated to common shares – basic and diluted	(10,254)	(8,765)	22,058
Profit (loss) allocated to preferred shares – basic and diluted	(276)	(236)	2,558

Weighted average shares outstanding (in thousands):
Common shares – basic and diluted	5,796	5,788	1,345
Preferred shares – basic and diluted	156	156	156

Basic and diluted profit (loss) per share:
Common shares – basic and diluted (R$)	(1.77)	(1.51)	16.40
Preferred shares – basic and diluted (R$)	(1.77)	(1.51)	16.40

Basic and diluted profit (loss) per share – continuing operations:
Common shares – basic and diluted (R$)	(1.77)	(1.45)	15.47
Preferred shares – basic and diluted (R$)	(1.77)	(1.45)	15.47

Basic and diluted profit (loss) per share – discontinued operations:
Common shares – basic and diluted (R$)	—	(0.06)	0.93
Preferred shares – basic and diluted (R$)	—	(0.06)	0.93
11

	As of December 31,
	2020	2019	2018
	(in millions of reais)

Balance Sheet Data:
Cash and cash equivalents	4,108	2,082	4,385
Short-term investments	194	184	202
Trade accounts receivable, less allowance for doubtful accounts	3,974	6,335	6,517
Assets held for sale	20,772	4,391	4,923
Total current assets	33,796	17,993	21,313
Property, plant and equipment, net	24,135	38,911	28,426
Non-current judicial deposits	6,198	6,651	7,019
Intangible assets, net	3,698	3,998	6,948
Total assets	73,840	71,892	65,438
Short-term borrowings and financing (including current portion of long-term debt)	425	326	673
Short-term leases payables	655	1,510	—
Short-term trade payables	3,276	5,594	5,226
Liabilities of assets held for sale	9,195	494	527
Total current liabilities	18,014	11,836	10,689
Long-term borrowings and financing	25,919	17,900	15,777
Long-term leases payables	2,327	6,640	—
Long-term trade payables	5,021	3,293	3,593
Total liabilities	66,070	54,095	42,542
Share capital	32,539	32,539	32,038
Shareholders’ equity	7,770	17,797	22,896
12

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

For purposes of this “Risk Factors” section, we consider the risks relating to our discontinued operations and assets-held-for sale whose sale has not yet been completed, including UPI Mobile Assets, UPI InfraCo and UPI TVCo. For additional information regarding our discontinued operations and assets-held-for-sale, see “Item 4. Information on the Company—V. Assets Held-For-Sale and Discontinued Operations.”

Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment

The Brazilian telecommunications industry is highly regulated. Changes to these regulations have and may continue to adversely impact our business.

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations. For more information, see “Item 4. Information on the Company—IX. Regulation of the Brazilian Telecommunications Industry.”

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

Our local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan of Universal Service Goals (Plano Geral de Metas de Universalização), or the PGMU, the Quality Management Regulations (Regulamento de Gestão da Qualidade), or the RGQ, which was adopted by ANATEL in June 2013, and was partially superseded by the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações), or the RQUAL, in December 2019, and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements in Brazil also require us to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in our service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with our quality and universal service obligations. See “Item 4. Information on the Company—IX. Regulation of the Brazilian Telecommunications Industry—Our Services—Continuing Operations—Fixed-Line Telephone Services.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. See “Item 4. Information on the Company—IX. Regulation of the Brazilian Telecommunications Industry—Our Services—Discontinued Operations—Mobile Telephone Services.”

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

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações), or the General Telecommunications Law, to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of obligations currently imposed by the concession regime. In exchange, providers may be required to assume obligations to make additional investments in their networks, primarily related to the expansion of broadband services. The cost of the additional investments in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. Prior to the passage of Law No. 13,879, our concession agreements would have expired in 2025 without the possibility of renewal. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations were subject to a public consultation period that expired on April 30, 2020. On February 10, 2021, ANATEL published Resolution No. 741, which approved the Regulation for the Adaptation of Fixed Telephone Concessions to Authorizations. Despite the publication of the new regulation, ANATEL continues to analyze the method by which the conversions will take place in order to more accurately determine the cost of the conversion process. The conversion method is not expected to be approved until the second half of 2021. Once the new regulation is adopted, we expect that we will be able to convert our public regime concessions into private-regime authorizations or renew our concessions, which would otherwise expire on December 31, 2025. However, as of the date of this annual report, we have not decided which option to pursue and cannot predict the cost of pursuing any of these options. For more information about Law No. 13,879, see “Item 4. Information on the Company—IX. Regulation of the Brazilian Telecommunications Industry—Public Regime—Amendments to the General Telecommunications Law” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services.”

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. We expect that new products and technologies will emerge and that existing products and technologies will be further developed. For example, ANATEL is expected to conduct auctions for radiofrequencies in the 5G spectrum during 2021. The advent of new products and technologies could have a variety of consequences. Our future success depends on our ability to anticipate and adapt in a timely manner to technological changes. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services.

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

As of December 31, 2020, we had total outstanding borrowings and financing of R$41,519 million, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, and R$26,344 million, after giving effect to the fair value adjustment and debt issuance costs. The level of our consolidated indebtedness could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict or may restrict our ability, and the ability of our subsidiaries, to:

•	incur or guarantee additional debt;

•	grant liens over or pledge assets;

•	sell or dispose of assets;

•	merge or consolidate with another company;

•	pay dividends or distributions on capital stock or repurchase capital stock; and

•	make certain acquisitions, mergers and consolidations.

We are also subject to certain financial covenants under the instruments that govern our indebtedness, including our debt instruments with BNDES, that require Oi to maintain certain financial ratios, measured on a quarterly basis. Under these debt instruments, the creditor has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with these ratios. Pursuant to the RJ Plan Amendment, we are exempt from complying with these financial covenants until the earlier of financial settlement of the sale of UPI Mobile Assets or May 30, 2022. For more information, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness.”

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

Under the RJ Plan (as amended by the RJ Plan Amendment), until February 5, 2023, we are required to allocate: (1) 100% of our net revenue from our sale of assets (except for the net revenue from our sale of UPI Mobile Assets and the sale of UPI InfraCo) in excess of US$200 million to investments in our activities; and (2) 100% of our net revenue from our sale of UPI Mobile Assets and the sale of UPI InfraCo in excess of R$6.5 billion to accelerate the payment of the total balance of unsecured credits held by certain unsecured creditors under the RJ Plan.

Beginning on February 6, 2023, we are required on an annual basis to allocate to the repayment of outstanding credits held by certain unsecured creditors under the RJ Plan and our debt with BNDES an amount equivalent to 70% of the amount by which (1) our cash and cash equivalents and financial investments at the end of each fiscal year exceeds (2) the greater of (a) 25% of our operating expenses and capital expenses for that fiscal year, and (b) R$5,000 million, subject to adjustment in the event that we conclude any capital increases. The cash required to make these repayments will reduce the amount available to us to make capital expenditures.

The RJ Plan permits us to borrow up to R$2 billion under new lines of credit, as described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” This debt may be denominated in reais or in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this new debt. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

If the Brazilian Confirmation Order is overturned or modified, the RJ Debtors may be declared bankrupt under Brazilian law and liquidated.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. On December 19 and 20, 2017, a GCM was held to consider approval of the most recently filed judicial reorganization plan. This GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at this GCM as negotiated during the course of this GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette on February 5, 2018, the Brazilian Confirmation Date. For more information with respect to the RJ Proceedings, see “Item 4. Information on the Company—II. Our Recent History and Development—Our Judicial Reorganization Proceedings.”

On September 8, 2020, a GCM was held to consider approval of the RJ Plan Amendment. The creditors present at the GCM approved the RJ Plan Amendment pursuant to the requirements under the Brazilian Bankruptcy Law. On October 5, 2020, the RJ Court entered the RJ Plan Amendment Confirmation Order, which ratified and confirmed the RJ Plan Amendment. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date.

The Brazilian Confirmation Order and the RJ Plan Amendment Confirmation Order, according to their terms, are currently binding on all parties, although they are subject to 16 pending appeals (five against the Brazilian Confirmation Order and 11 against the RJ Plan Amendment Confirmation Order) with no suspensive effect attributed to those appeals. By operation of the RJ Plan, the Brazilian Confirmation Order and the RJ Plan Amendment Confirmation Order, provided that the Brazilian Confirmation Order and the RJ Plan Amendment Confirmation Order are not overturned or altered as a result of the pending appeals filed against it by certain creditors, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan and the RJ Plan Amendment in exchange for their claims in accordance with the terms and conditions of the RJ Plan and the RJ Plan Amendment.

If the Brazilian Confirmation Order and the RJ Plan Amendment Confirmation Order are overturned or modified and, as a result, the RJ Debtors are declared bankrupt, which under Brazilian law is generally followed by a liquidation of the debtors’ assets, the rights and guarantees of the creditors recognized by the RJ Court will be restored under the original terms as if the RJ Plan had never been approved, net of amounts validly received pursuant to the RJ Plan and the RJ Plan Amendment, in accordance with Brazilian Bankruptcy Law.

If we fail to meet the goals of our Strategic Plan, we may be required to further amend the RJ Plan to preserve our business.

Notwithstanding the good progress of the implementation of the measures set forth in the RJ Plan, which was ratified and confirmed by the RJ Court in January 2018, a series of unpredictable economic and financial factors adversely affected us and contributed to the worsening of our financial situation. These factors included the economic crisis that continues to affect the Brazilian economy, the slow pace at which certain regulatory changes to the Brazilian telecommunications industry have taken place and challenges by certain prepetition creditors. Accordingly, in 2020 we were required to amend the RJ Plan to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our Strategic Plan, which involves the transformation of our business model into two separate companies: (1) a consumer-focused company that will provide fixed-line telecommunications services to customers and businesses; and (2) an infrastructure company that will focus on a neutral network. This will allow us to focus on the use and rapid expansion of our extensive fiber-optic infrastructure, including our transportation networks (backbone, backhaul and data network) and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks).

The RJ Plan Amendment authorizes us to carry out certain transactions, including, among other things, the following: (1) forming five UPIs for the disposal of certain businesses and/or isolated assets pursuant to the Brazilian Bankruptcy Law; (2) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the RJ Court; (3) allowing the RJ Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and (4) segregating some fiber optics assets and infrastructure through SPE InfraCo to create a more flexible and efficient corporate structure to accelerate investments in the expansion of our fiber optics network and allowing SPE InfraCo to have access to financial and capital markets and raise additional funds at lower costs.

If we are unable to meet the goals of our Strategic Plan, including but not limited to the sale of our UPIs and raising additional financing, we may be required to further amend the RJ Plan to preserve our business. However, there can be no assurance that we will be able to do so.

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

As of December 31, 2020, we had provisioned R$5,810 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2020, we had claims against us of R$28,419 million in tax proceedings, R$299 million in labor proceedings and R$2,465 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions. We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote could be substantial. Consequently, our losses could be significantly higher than the amounts for which we have recorded provisions.

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

We have indemnification obligations with respect to the PT Exchange Agreement, the PT Portugal disposition and the sales of the UPIs that could materially adversely affect our financial position.

In the exchange agreement, or the PT Exchange Agreement, that we entered into with Pharol under which we transferred defaulted commercial paper of Rio Forte Investments S.A., or Rio Forte, to Pharol in exchange for the delivery to our company of Common Shares and Preferred Shares as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—PT Option Agreement,” we agreed to indemnify Pharol against any loss arising from: (1) Pharol’s contingent or absolute tax or anti-trust obligations in relation to the assets contributed to our company in the Oi capital increase in connection with which we acquired PT Portugal from Pharol in May 2014; and (2) Pharol’s management activities, with reference to acts or triggering events occurring on or prior to May 5, 2014, excluding any losses incurred by Pharol as a result of the financial investments in the Rio Forte commercial paper and the acquisition of the Rio Forte commercial paper from Oi under the PT Exchange Agreement.

In the share purchase agreements under which we sold PT Portugal, PT Ventures, UPI Data Center and UPI Towers, we agreed to indemnify the respective purchasers for breaches of our representations and warranties under the respective share purchase agreement, subject to certain customary procedural and financial limitations.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2020, we recorded provisions for estimated credit loss in the amount of R$134 million, or 1.4% of our net operating revenue from continuing operations, primarily due to subscribers’ delinquencies. As of December 31, 2020, our provision for doubtful accounts from continuing operations was R$1,034 million.

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

As further described in “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of the COVID-19 Pandemic,” to date the COVID-19 pandemic has not had a material adverse effect on our business or results of our operations. However, there are still uncertainties regarding the duration and effects of the COVID-19 pandemic, including new virus strains and pandemic “waves” with an increase in the number of confirmed cases in Brazil, and the local, national and international response to the virus is still fluid and uncertain.

We cannot predict the full effect of the pandemic, and public health measures adopted to combat the pandemic in Brazil and internationally, on the Brazilian economy or on our employees, our business operations (including our retail operations, our network operations, our network maintenance programs and our expansion programs), our third-party vendors and the ability of our customers to pay for services on a timely basis. Federal, state and municipal governments in Brazil may announce further restrictions on the general population and we cannot predict what effect this will have on our operations and sales in the long term. We cannot predict the duration of the pandemic, the effectiveness of governmental or other measures taken to attempt to curb the pandemic, or the duration of any such measures. In addition, following the pandemic and the termination of any such governmental restrictions, the needs and preferences of our customers may be altered. None of the losses incurred or to be incurred by us as a result of the COVID-19 pandemic, whether as a result of business interruption or inability to attract new customers, is covered by insurance currently held by us. As a result, any such losses could have a material adverse effect on our business, financial condition, and results of operations.

We have identified material weaknesses in our internal control over financial reporting which have materially adversely affected our ability to timely and accurately report our results of operations and financial condition. These material weaknesses have not been fully remediated as of the filing date of this annual report, and we cannot assure you that other material weaknesses will not be identified in the future.

Under the supervision and with the participation of our chief executive officer and our chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. For more information about these material weaknesses, see “Item 15. Controls and Procedures.”

Although we have implemented and continue to implement measures designed to remediate these material weaknesses and, in the short term, to mitigate the potential adverse effects of these material weaknesses, our assessment of the impact of these measures has not been completed as of the filing date of this annual report, and we cannot assure you that these measures are adequate. Moreover, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not arise or be identified in the future.

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

The primary drivers of competition in the broadband industry are stability and quality of the service, speed and price, with discounts typically offered in the form of bundled services. Claro and Telefônica Brasil each offer broadband services at higher speeds than ours and both offer integrated voice, broadband and Pay-TV services, typically as bundles, to the residential services market through a single network infrastructure. In addition, an increasing number of small local and regional providers are competing in the broadband space offering FTTH at competitive prices. Future offerings by our competitors that are aggressively priced or that offer additional services could have an adverse effect on our net operating revenue and our results of operations.

We offer Pay-TV services throughout the regions in which we provide residential services. The Pay-TV market in Brazil has been facing a steady drop in the number of subscribers since 2015 as a result of the financial crisis, piracy, and an increase in the cord-cutting effect resulting from more widespread use of OTT services in Brazil, such as Netflix, Amazon Prime Video, HBO Go and others.

We and each of our principal competitors in the mobile telecommunications market offer Universal Mobile Telecommunications System (UMTS), or 3G, Long Term Evolution (LTE), or 4G. Recently, we have begun to offer 5G services in certain cities using Non-Standalone technology. Although some competitors have deployed Dynamic Spectrum Sharing, or DSS, technology, we have not adopted this technology at this stage. Our competitors have a much larger coverage footprint (in terms of cities covered) than we do both in 3G and 4G. In addition, the cost of maintaining our revenue share in this market may increase and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. As mobile interconnection, or MTR, tariffs have declined in recent years, a trend towards SIM card consolidation has developed, reversing the trend of customers using multiple SIM cards to participate in on-net calling plans offered by multiple service providers; this trend has resulted, and may continue to result in, a decline in the size of our customer base. Acquiring each additional personal mobility customer entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Personal Mobility Services business. During the year ended December 31, 2020, the average monthly churn rate of our Personal Mobility Services business, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.28% per month. Our inability to compete effectively to maintain and increase our market share in this market could adversely affect our net operating revenue and profitability.

Our mobile subscribers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience. As discussed above, some of our competitors may have greater access to cheaper capital and the ability to invest in new technologies, including 4.5G, 5G DSS, CIoT (NB-IoT and/or Cat.M) and 700 MHz frequency. Oi is the only operator in the market that does not have a license for the 700 MHz frequency.

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

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic impacts of the COVID-19 pandemic and the public health measures adopted in Brazil to combat this pandemic, economic crises that restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services (such as broadband). As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

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

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2020, our Brazilian pension benefit plans had an aggregate deficit of R$702 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. If the life expectancy of the beneficiaries should exceed the life expectancies included in the actuarial models, the level of our contributions to these plans could increase. If the managers of these plans should suffer losses on the investments of the assets of these plans, we would be required to make additional contributions to these plans in order for these plans to be able to provide the agreed benefits. Any increase in the level of our contributions to these plans as a result of an increase in life expectancy or a decline in investment returns could have a material adverse effect on our financial condition or results of operations. For a more detailed description of our Brazilian pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans.”

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2020, we had recorded R$694 million on our balance sheet as “liability for pension benefits,” net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets. For more information, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans—Fundação Atlântico de Seguridade Social—TCSPREV Plan” and note 27 to our audited consolidated financial statements included in this annual report.

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

In addition, in October 2018, Brazilians elected federal congressmen, state congressmen, two-thirds of the total number of senators and governors, and the president, and the new elected officials took office at the beginning of 2019. Following a divisive presidential race, Congressman Jair Bolsonaro became Brazil’s president on January 1, 2019. Any continuation of such divisions could result in congressional deadlock, political unrest and massive demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties in relation to the implementation by the administration of changes relating to monetary, tax and pension funds policies, as well as to the relevant legislation that must be passed to implement them, may contribute to economic instability. These uncertainties and new measures may increase market volatility of Brazilian securities issued abroad.

The President of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies the president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

The recent political and economic instability in Brazil has led to a negative perception of the Brazilian economy and an increased volatility in the Brazilian securities market, which may also adversely affect us and the market price of our Common Shares, Preferred Shares and ADSs.

Fluctuations in exchange rates may lead to substantial losses on our liabilities denominated in or linked to foreign currencies.

Since 1999, exchange rates for the real have been set by the market, i.e., a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. During 2016, the real appreciated against the U.S. dollar by 16.5% and the real depreciated against the U.S. dollar by 1.5% in 2017, 17.1% in 2018, 4.0% in 2019 and 28.9% in 2020.

As of December 31, 2020, R$27,660 million, or 66.7%, of our total consolidated borrowings and financing was denominated in currencies other than the real, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, and R$16,842 million, or 63.9%, of our total consolidated borrowings and financing was denominated in currencies other than the real, after giving effect to the fair value adjustment to our borrowings and financing and debt issuance costs. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in foreign currencies, such as our U.S. dollar-denominated PIK Toggle Notes, Oi Mobile’s non-convertible debentures and export credit facilities, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. On the other hand, when the real depreciates against foreign currencies, we incur gains on the balance of our fair value adjustment as a consequence of the gross debt balance, which partially offsets the negative impact on our borrowings and financings. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. We have historically entered into derivative transactions to manage our foreign currency exchange rate risk. However, we may be limited in reducing our foreign-currency exposure using derivatives due to credit constraints. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The significant depreciation of the real subsequent to December 31, 2020, is expected to have effects on our U.S. dollar-denominated indebtedness and interest expenses, negatively affecting our results of operations. Notwithstanding the adverse effects on the carrying amounts of our financial liabilities, we do not anticipate any substantial effect on our liquidity as there are few short-term payment obligations under our indebtedness, which we have hedged as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” However, a prolonged deterioration of the value of the real could adversely affect our ability to meet our payment obligations on our indebtedness when future amortization payments become due. A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge exposures relating to our capital expenditures against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance. Despite the 17.1% depreciation of the real during 2018, the slow recovery of the Brazilian economy limited inflation and allowed the Brazilian Central Bank to reduce the SELIC rate (the Brazilian Central Bank’s overnight rate) by 0.50% during 2018, ending 2018 at 6.5%. The SELIC rate declined further to 4.5% as of December 31, 2019 and 2.0% as of December 31, 2020. During 2020, the Brazilian economy was affected by the social distancing measures that were implemented in order to fight the COVID-19 pandemic, which allowed the Brazilian Central Bank to maintain an expansionist monetary policy despite the depreciation of the real of 28.9%. A prolonged deterioration of the value of the real could adversely affect our ability to implement our capital expenditure program and increase our operating costs, adversely affect our operating results and overall financial performance.

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

According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), the Brazilian consumer price inflation rates were 6.3% during 2016, 3.0% during 2017, 3.8% during 2018, 4.3% during 2019 and 4.5% during 2020. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Common Shares, Preferred Shares and ADSs.

As of the date of this annual report, fixed broadband and mobile service providers use the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, to adjust their prices. The IGP-DI is an inflation index developed by the Fundação Getúlio Vargas, or FGV, a private organization. The IGP-DI index was 7.1% during 2018, 7.7% during 2019 and, as of the strong depreciation of the real during the year, 23.1% during 2020.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2020, we had, among other consolidated debt obligations, excluding the fair value adjustment to our borrowings and financing and debt issuance costs, R$13,596 million of borrowings and financing that were subject to variable interest rates, including R$9,339 million of borrowings and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and R$4,257 million of borrowings and financing that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate. As of December 31, 2020, we had, among other consolidated debt obligations, after giving effect to the fair value adjustment to our borrowings and financing and debt issuance costs, R$9,442 million of borrowings and financing that were subject to variable interest rates, including R$5,185 million of borrowings and financing and debentures that were subject to the CDI rate, and R$4,257 million of borrowings and financing that were subject to the TJLP.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI rate decreased to 13.63% per annum as of December 31, 2016, 6.89% per annum as of December 31, 2017, 6.40% per annum as of December 31, 2018, 4.40% per annum as of December 31, 2019 and 1.90% per annum as of December 31, 2020.

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

Moreover, under the RJ Plan and the RJ Plan Amendment, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until December 31, 2025. After December 31, 2025, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if Oi meets a certain financial ratio, as described under “Item 8. Financial Information—Dividends and Dividend Policy.” There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits (as defined in the RJ Plan). The restrictions of the payment of dividends and other distributions described in this paragraph are subject to certain exceptions, as described under “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Oi believes that it was not a passive foreign investment company (“PFIC”) for its taxable year ended December 31, 2020. However, if Oi were characterized as a PFIC for its taxable year ended December 31, 2020, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Preferred Shares or ADSs.

Oi will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation, Oi intends for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“market capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Based on the market price of the Common Shares and the Preferred Shares and the composition of our assets, Oi believes that it was not a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2020, or for the taxable year ended December 31, 2019. Nevertheless, because PFIC status is determined annually based on Oi’s income, assets and activities for the entire taxable year, it is not possible to determine whether Oi will be characterized as a PFIC for the taxable year ending December 31, 2021, or for any subsequent year, until after the close of the year. Furthermore, because Oi determines the value of its gross assets based on the Market Capitalization test, a decline in the value of its Common Shares and Preferred Shares may result in Oi becoming a PFIC. Accordingly, there can be no assurance that Oi will not be considered a PFIC for any taxable year.

If contrary to Oi’s belief, Oi were characterized as a PFIC for its taxable year ended December 31, 2020, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Preferred Shares or ADSs with respect to any “excess distribution” received from Oi and any gain from a sale or other disposition of Common Shares or Preferred Shares or ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to Common Shares or Preferred Shares or ADSs. In such case, Oi does not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the Common Shares or Preferred Shares or ADSs. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

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

ITEM 4. INFORMATION ON THE COMPANY

I.	Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 52.1 million revenue generating units, or RGUs, as of December 31, 2020 from continuing and discontinued operations, which included Residential Services, Personal Mobility Services and B2B Services.

We are in the process of implementing our Strategic Plan, the main objective of which is to transform our business model into two separate companies: (1) a consumer-focused company that will provide fixed-line telecommunications services to customers and businesses; and (2) an infrastructure company that will focus on a neutral network. This will allow us to focus on the use and rapid expansion of our extensive fiber-optic infrastructure, including our transportation networks (backbone, backhaul and data network) and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks). We believe that through the implementation of our Strategic Plan, we will enable and support the high-speed connection needs of our residential, business, corporate and government customers and provide infrastructure services for other telecommunication service providers in Brazil, including in support of 5G services.  For additional information regarding our Strategic Plan, see “—II. Our Recent History and Development—Adoption of Strategic Plan.”

In order to implement our Strategic Plan and achieve greater operational and financial flexibility for our company, on February 27, 2020, the RJ Debtors filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan. On September 8, 2020, our creditors approved the RJ Plan Amendment, which was ratified and confirmed by the RJ Court on October 5, 2020. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date. For additional information regarding the RJ Plan Amendment, see “—II. Our Recent History and Development—Our Judicial Reorganization Proceedings—Extension of the Judicial Reorganization Proceedings.”

To further our Strategic Plan and pursuant to the RJ Plan Amendment, we formed or plan to form five UPIs for the disposal of certain of our businesses and/or isolated assets, as follows: (1) UPI Mobile Assets, which includes our mobile telephony and data operations; (2) UPI Towers and UPI Data Center, which includes our passive infrastructure; (3) UPI InfraCo, which includes our telecommunications network operation; and (4) UPI TVCo, which includes our Pay-TV business. Pursuant to the RJ Plan Amendment and the Brazilian Bankruptcy Law, our UPIs are separated from the assets, liabilities and rights of the RJ Debtors. We plan to sell our UPIs to ensure our ability to service our debt and generate the funds necessary to expand our fiber infrastructure and associated services, which is the key focus of our strategy. We expect that the divestment of our UPIs will allow us to maximize the business value of our investments by expanding our residential and business access services nationwide, exploit more efficiently our network components and create new business opportunities for the exploitation of these networks by offering them to other telecommunications service providers, as permitted by law.

As of the date of this annual report, we have entered into agreements to sell or completed the sale of UPI Data Center, UPI Towers and UPI Mobile Assets. In addition, we have accepted a binding proposal from a group of prospective buyers to acquire a majority interest in UPI InfraCo. For additional information, see “—II. Our Recent History and Development—Adoption of Strategic Plan.” For additional information regarding our UPIs, see “—V. Assets Held for Sale and Discontinued Operations.”

The assets and liabilities related to UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Data Center are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. We consider the sale of these assets to be highly probable, considering how the divestment plan of these assets is unfolding. We have also classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss.

If the sale of all of the UPIs as provided for by the RJ Plan Amendment is implemented, we will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain copper backhaul assets related to our transportation network, certain residential and B2B services, digital and IT services, field maintenance and installation operations and customer service operations. For additional information regarding our continuing operations, see “—IV. Continuing Operations.”

Our principal executive office is located at Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

II.	Our Recent History and Development

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

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette on February 5, 2018, the Brazilian Confirmation Date. Since then, the Brazilian Confirmation Order has been binding on all parties.

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

On December 6, 2019, the RJ Debtors filed a petition with the RJ Court requesting that the judicial supervision of the RJ Debtors not be terminated on February 5, 2020, the second anniversary of the Brazilian Confirmation Date, in order to allow us to continue to execute the RJ Plan and remain focused on our strategic transformation. Notwithstanding the conclusion of the restructuring of the RJ Debtor’s financial debt in accordance with the applicable terms and conditions set forth in the RJ Plan, we presented to the RJ Court circumstances related to the complexity inherent to the magnitude of the RJ Proceedings and the ongoing reforms in the legal-regulatory environment, which we believe require additional measures yet to be implemented under the RJ Proceedings.

On February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our Strategic Plan.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. At the new general creditors’ meeting, held on September 8, 2020, only creditors that held credits and had voting rights at the time of the original general creditors meeting and who continued to hold an interest in the debt obligations or equity securities of the Company on February 27, 2020 were entitled to vote.

On September 8, 2020, a GCM was held to consider approval of the RJ Plan Amendment. The creditors present at the GCM approved the RJ Plan Amendment pursuant to the requirements under the Brazilian Bankruptcy Law. On October 5, 2020, the RJ Court entered the RJ Plan Amendment Confirmation Order, which ratified and confirmed the RJ Plan Amendment. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date.

The RJ Plan Amendment authorized us to carry out certain transactions, including, among other things, the following: (1) forming five UPIs for the disposal of certain businesses and/or isolated assets pursuant to the Brazilian Bankruptcy Law; (2) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the RJ Court; (3) allowing the RJ Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and (4) segregating some fiber optics assets and infrastructure through SPE InfraCo to create a more flexible and efficient corporate structure to accelerate investments in the expansion of our fiber optics network and allowing SPE InfraCo to have access to financial and capital markets and raise additional funds at lower costs.

The RJ Plan Amendment provides that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate on May 30, 2022. Notwithstanding the terms of the RJ Plan Amendment, the RJ Plan Amendment Confirmation Order stipulates that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate 12 months from the RJ Plan Amendment Confirmation Date, which term may be extended if additional time is required to implement the asset dispositions provided under the RJ Plan Amendment. Accordingly, as of the date of this annual report, the RJ Proceedings and the judicial supervision of the RJ Debtors are scheduled to terminate on October 8, 2021. However, the RJ Debtors have filed an interlocutory appeal to overturn the provisions of the RJ Plan Amendment Confirmation Order related to the termination of the RJ Proceedings. This appeal is pending judgment.

For more information regarding the effects of the RJ Plan Amendment on our business and results of operations, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of Confirmation of the RJ Plan Amendment on Our Statement of Operations and Balance Sheet.”

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

On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette on March 12, 2019. This decision became final on April 3, 2019.

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

Adoption of Strategic Plan

On July 16, 2019, we announced our plan to pursue strategic alternatives, with a focus on the improvement of our operational and financial performance with a sustainable business model, for the purpose of maximizing enterprise value, in the context of the RJ process. We refer to this strategic plan as our “Strategic Plan.” We developed our Strategic Plan in collaboration with a group of strategic advisors following an assessment of each of our business units focused on competitive advantages, effective capital allocation and anticipated funding needs to execute this plan.

At the time of its initial implementation, the principal elements of our Strategic Plan included:

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
38

•	divesting non-core assets, including communications towers, data centers, our African investments, certain real estate and other non-strategic assets, as part of our efforts to finance our capital expenditure plans.

Our Strategic Plan has evolved over time. Currently, our aim is to transform our business model into two separate companies: (1) a consumer-focused company that will provide fixed-line telecommunications services to customers and businesses; and (2) an infrastructure company that will focus on a neutral network. This will allow us to focus on the use and rapid expansion of our extensive fiber-optic infrastructure, including our transportation networks (backbone, backhaul and data network) and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks). Our new Strategic Plan also includes the divestment of our mobile assets.

We have undertaken the following steps in furtherance of our Strategic Plan:

Sale of PT Ventures

On January 24, 2020, Africatel sold and transferred 100% of the share capital of PT Ventures to Sonangol for an aggregate purchase price of US$1 billion, of which US$61 million was paid to Africatel prior to the transfer of the shares, US$699 million was paid in cash on the closing date and US$240 million was paid in several installments between February 2020 and July 2020, by means of minimum monthly payments of US$40 million beginning in February 2020, totaling R$4.1 billion cash received in 2020. Pursuant to the Pharol Settlement Agreement, we deposited 34 million euros of the proceeds of this sale in an escrow account to cover losses relating to certain tax proceedings against Pharol.

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

As a result of this transaction, we are no longer party to any litigation involving PT Ventures, Unitel or the other Unitel shareholders.

Sale of Non-Core Real Estate Assets

On February 21, 2020, we sold our property at Rua General Polidoro nº 99, Botafogo, Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million.

Throughout 2020, we also sold the following properties:

•	Rua Quintino Bocaiuva, Centro, Nova Iguaçu, Rio de Janeiro, to Relup 3 Empreendimentos Imobiliários Ltda., for R$4.7 million;
•	Avenida Goiás, 516, quadra 08, Lotes 60 and 56, Setor Central, Goiânia, to Jingxiang Utilidades e Bazar EIRELI, for R$3.5 million;
•	Rua Vitorio Nunes da Motta, 160, Enseada do Suá, in the city of Vitória, Espírito Santo, to Opus Enseada Empreendimento Imobiliários Ltda., for R$16 million;
•	Avenida Diógenes Chianca, St. 24, Qd. 418, Lt 0118, Agua Fria, João Pessoa, Paraíba, to Comar Consultoria Ltda., for R$6.5 million; and
•	Avenida Madre Benvenuta, 2080, Florianópolis, Santa Catarina, to UDESC - Fundação Universidade Estado de Santa Catarina, for R$79 million.
39

Sale of UPI Data Center

On December 11, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Data Center SPA, to sell UPI Data Center to Titan Venture Capital e Investimentos Ltda., or Titan, for the amount of R$325 million. On March 12, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Data Center were transferred to Titan, which made a cash payment in the amount of R$250 million. The remaining amount is payable in installments in the form and terms provided for in the UPI Data Center SPA.

Sale of UPI Towers

On December 23, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Towers SPA, to sell UPI Towers to Highline do Brasil II Infraestrutura de Telecomunicações S.A., or Highline, for the amount of approximately R$1.1 billion, subject to certain price adjustments as provided in the UPI Towers SPA. On March 30, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Towers were transferred to Highline, which made a cash payment in the amount of R$862 million. The remaining amount is subject to common price adjustments in the form and terms provided in the UPI Towers SPA.

Sale of UPI Mobile Assets

On January 28, 2021, following a hearing held in December 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Mobile Assets SPA, to sell UPI Mobile Assets to the telecom companies Telefônica Brasil S.A., TIM S.A., and Claro S.A. (collectively, the “Mobile Assets Buyers”) for the amount of R$16.5 billion, subject to certain conditions precedent, including regulatory authorizations. The UPI Mobile Assets SPA also provides for transition services to be provided by Oi to the Mobile Assets Buyers for a period of up to 12 months, and a long term “take or pay” agreement with Oi and certain of its subsidiaries for the performance of services of transmission capacity.

Partial Sale of UPI InfraCo – Binding Proposal

On February 4, 2021, the RJ Debtors entered into an exclusivity agreement with Globenet Cabos Submarinos S.A., or Globenet, BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group, which we collectively refer to as the “InfraCo Prospective Buyers,” to negotiate the terms and conditions of our partial sale of shares representing a majority of the total capital stock of SPE InfraCo. Pursuant to the terms of the RJ Plan Amendment, we are required to maintain a significant interest in UPI InfraCo.

On April 12, 2021, RJ Debtors accepted a binding proposal from the InfraCo Prospective Buyers to purchase a portion of UPI InfraCo. Pursuant to the terms of the binding proposal, the InfraCo Prospective Buyers will acquire 57.9% of the voting and total capital stock of SPE InfraCo for consideration of approximately R$12.9 billion, which will take the form of: (1) cash payments for newly issued shares of SPE InfraCo; (2) cash payments for shares in SPE InfraCo held by us; and (3) the merger of Globenet with and into SPE InfraCo. The purchase price of the transaction is subject to earn-out and other adjustments based on certain performance indicators of SPE InfraCo, as agreed between us and the InfraCo Prospective Buyers in the binding proposal. The binding proposal gives the InfraCo Prospective Buyers the right to top any future bids that we may acquire in a competitive bidding process expected to be carried out in 2021 in accordance with the RJ Plan Amendment.

Consent Solicitation for 10.000%/12.000% Senior PIK Toggle Notes due 2025

On February 18, 2021, Oi announced that it was soliciting consents, or the Consent Solicitation, from holders of its PIK Toggle Notes for the adoption of certain proposed amendments, or the Proposed Amendments, to the indenture governing the PIK Toggle Notes, dated as of July 27, 2018, or the PIK Toggle Notes Indenture.

The Proposed Amendments primarily seek to align certain provisions of the PIK Toggle Notes Indenture with the terms of RJ Plan Amendment in order to, among other things, increase the Company’s financial flexibility and operating efficiency, and include certain other changes as a result of discussion with holders of the PIK Toggle Notes.  The Consent Solicitation expired at 5:00 p.m. (New York City time) on May 5, 2021, or the Expiration Date. As of the Expiration Date, the Company received consents from the holders of a majority in aggregate principal amount of the PIK Toggle Notes. Promptly following the Expiration Date, the Company, the guarantors party thereto and the trustee executed the first supplemental indenture to the PIK Toggle Notes Indenture to implement the Proposed Amendments.

Offering of InfraCo Debentures

On February 18, 2021, in accordance with the RJ Plan Amendment, SPE InfraCo launched a private offering of secured convertible debentures, or the InfraCo Debentures, in the total amount of up to R$2,500 million. The InfraCo Debentures must be subscribed and paid-in by May 17, 2021 and will mature within 24 months from the issue date, except in the events of an early redemption or early maturity as provided for in the indenture governing the InfraCo Debentures. The InfraCo Debentures are convertible into redeemable preferred shares issued by SPE InfraCo, which represent a majority of SPE InfraCo’s voting shares. As provided for in the RJ Plan Amendment, Oi, through its subsidiaries Telemar and Oi Mobile, will hold a call option for all the preferred shares held by the InfraCo Debenture holders as a result of any conversion. The InfraCo Debentures bear interest at the IPCA rate plus 11% per annum. The InfraCo Debentures are secured by certain assets of SPE InfraCo. The issuance of the InfraCo Debentures is subject to certain conditions precedent.

Issuance of Oi Mobile Debentures

In February 2020, an investor subscribed for an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible secured debentures, or the Oi Mobile Debentures. The Oi Mobile Debentures are guaranteed by Oi and Telemar and are secured by a pledge of cash flows from our receivables in an amount up to R$200 million per month and a first-priority lien on our right to use mobile frequencies. The Oi Mobile Debentures mature in January 2022 in the event that we raise more than R$5 billion from our divestments by July 31, 2020, and will amortize at a rate of R$100 million per month beginning in August 2020 through January 2022 in the event that we do not achieve this divestment target. The Oi Mobile Debentures bear PIK interest, capitalized monthly, through January 2021 at a rate of 12.66% per annum based on the daily U.S. dollar equivalent principal amount determined in accordance with the daily exchange rate between the U.S. dollar and the Brazilian real, and interest at a rate of 13.61% per annum, payable in cash, thereafter.

Changes to the Membership of Oi’s Board of Directors and Board of Executive Officers

Since January 1, 2020, there have been several changes to the composition of Oi’s board of directors and board of executive officers.

On January 31, 2020, Eurico de Jesus Teles Neto resigned as our chief executive officer. On the same date, Oi’s board of directors elected Rodrigo Modesto de Abreu to serve as our chief executive officer. Mr. Abreu had previously served as Oi’s Chief Operating Officer since September 2019 and as a member of Oi’s board of directors from September 2018 to September 2019.

On March 4, 2020, Oi’s board of directors appointed Claudia Quintella Woods to fill one of the vacancies on Oi’s board of directors. On March 13, 2020, Oi’s board of directors also appointed Armando Lins Netto to Oi’s board of directors, whose investiture was subject to ANATEL approval. On April 30, 2020, Oi’s Ordinary and Extraordinary Shareholders’ General Meeting ratified the appointment of Claudia Woods and Armando Lins Netto to the board. On June 3, 2020, ANATEL granted its consent for Armando Lins Netto to serve in the board of directors and his investiture became effective.

On October 16, 2020, an extraordinary general shareholders’ meeting was convened to resolve upon the election of a new board of directors. In view of a request jointly submitted by certain shareholders whose combined holdings represent more than 5% of our capital stock, the election of the members of Oi’s board of directors took place through a multiple vote process. The following members were elected to serve a unified mandate with a term of office through our annual shareholders’ meeting on April 30, 2021: (1) Eleazar de Carvalho Filho; (2) Henrique José Fernandes Luz; (3) Marcos Bastos Rocha; (4) Marcos Grodetzky; (5) Maria Helena dos Santos Fernandes de Santana; (6) Paulino do Rego Barros Jr.; (7) Roger Solé Rafols; (8) Claudia Quintela Woods; (9) Armando Lins Netto; (10) Mateus Affonso Bandeira; and (11) Luis Maria Viana Palha da Silva.

The first nine members mentioned above already served on Oi’s board of directors and ANATEL had already granted its consent for their reelection. The investiture of Mateus Affonso Bandeira and Luis Maria Viana Palha da Silva was subject ANATEL’s consent, which was obtained on January 20, 2021.

At our annual shareholders’ meeting held on April 30, 2021, our shareholders elected to retain all but one of the members of Oi’s board of directors to serve a unified term through April 30, 2023. Mr. Marcos Bastos Rocha no longer serves Oi’s board of directors. Instead, Mr. Raphael Manhães Martins, a former member of Oi’s fiscal council, was elected to Oi’s board of directors. For information about the current members of Oi’s board of directors and board of executive officers, see “Item 6. Directors, Senior Management and Employees.”

Merger of Telemar with and into Oi

At an extraordinary shareholders’ meeting held on April 30, 2021, our shareholders voted to approve the merger of Telemar with and into Oi, as a result of which Oi issued 644,019,090 common shares in treasury. This merger became effective on May 3, 2021, with the transfer to Oi of Telemar’s concessions and authorizations to provide local, domestic long-distance and international long-distanced fixed-line telephone services (Serviço Telefônico Fixo Comutado - STFC) and national Multimedia Communication Service (Serviço de Comunicação Multimídia – SCM) authorizations to provide high speed data service.

III.	Corporate Structure

Our principal operating subsidiary as of May 5, 2021 was Oi Mobile. For a complete list of our subsidiaries, see Exhibit 8.01 to this annual report.

IV.	Continuing Operations

Our Services

As part of our continuing operations, we provide the following services:

•	Residential Services throughout Brazil (other than in the State of São Paulo), consisting of local and long-distance fixed-line voice services and broadband services; and
•	B2B Services throughout Brazil, consisting of our fixed-line voice and broadband services, which are marketed and delivered to SME, corporate and governmental customers, as well as certain interconnection services, wholesale network usage services and traffic transportation services, which are primarily marketed and delivered to corporate customers (including other telecommunications providers).
42

We have classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. For additional information regarding our discontinued operations, see “—V. Assets Held for Sale and Discontinued Operations.”

Residential Services

Our Residential Services business includes local and long-distance fixed-line voice services and broadband services provided to residential customers in our fixed-line concession service areas, comprising the entire territory of Brazil other than the State of São Paulo. We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of December 31, 2020 based on our 9.5 million fixed lines in service as of December 31, 2020, with a market share of 49.3% of the total fixed lines in service in our service areas as of that date. We own the largest fiber optic network in Brazil, with more than 388,000 kilometers of installed fiber optic cable, distributed throughout Brazil. We offer a variety of high-speed broadband services. As of December 31, 2020, we had 4.1 million asymmetric digital subscriber line, or ADSL, subscribers, representing 64.5% of our residential fixed line customers as of that date.

We offer our residential services as bundles, as well as on an a la carte basis. In the Residential Services business, we view the household, rather than an individual, as our customer, and our offerings, particularly our bundled offerings, are designed to meet the needs of the household as a whole.

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

Broadband Services

We offer fixed broadband services through xDSL technologies and FTTH, with speeds ranging from 1 megabit per second, or Mbps, to 500 Mbps. We offer broadband services to our residential customers as mostly as part of bundled plans with our traditional fixed-line services. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

As of December 31, 2020, our network covered 87.3% of the municipalities in our fixed-line service areas, reaching a total of more than 4.5 million fixed broadband customers, of which 2.1 million have FTTH connections and 2.4 million have copper wire connections, and our national fiber network reached approximately 9.1 million homes through FTTH. As of December 31, 2020, we offered FTTH in 134 municipalities, an increase of 48 municipalities as compared to December 31, 2019. We continue to strategically invest in our broadband network in areas that we believe have the greatest potential for sales and growth.

As with our traditional fixed-line services, we continually monitor customer usage profiles and preferences and periodically revise our broadband plans and promotions in order to better service the needs of our residential customers, to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services.

B2B Services

In our B2B Services business, we serve small and medium sized enterprises, or SMEs, corporate and governmental customers and other telecommunications providers. We offer a variety of services to our SME, corporate and governmental customers, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. For our corporate customers, we also offer information technology services, such as network management and security, storage, Smartcloud, anti-distributed denial of service and machine-to-machine products, which enable communication between a product and its control center or database (such as a car and its GPS navigation system), in order to expand our revenue sources from corporate customers beyond voice services, increase customer loyalty and ensure greater revenue predictability. We also provide specialized wholesale services, consisting of data network services and facilities, interconnection, national and international voice traffic transit and roaming.

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

We also offer information technology infrastructure services to our corporate customers, seeking to offer them end-to-end solutions through which we are able to provide and manage their connectivity and information technology needs. For example, we offer Oi SmartCloud, a suite of data processing and data storage services that we perform through our five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre. In addition, we provide hosting, collocation and IT outsourcing services, permitting our customers to outsource their IT infrastructures to us or to use these centers to provide backup for their IT systems.

We also offer the following five major service groups through Oi SmartCloud:

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

Wholesale Services

We are responsible for providing services over the local access network and over the long distance network. Our portfolio includes specialized services, consisting interconnection, national and international voice traffic transit and infrastructure sharing.

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

We strive to increase the visibility of our brand and provide a consistent branding message. In the year ended December 31, 2020, we adjusted our brand strategy and placed greater emphasis on marketing our fiber services. In addition, we developed a new strategy for addressing our corporate clients, which now focuses on providing products and infrastructure to address the needs of large corporations, including ACT solutions, outsourcing, and cybersecurity.

During the year ended December 31, 2020, we increased our investment in advertising, with a focus on digital advertising, with the goal of improving traffic to our digital channels and generating sales in other channels. In addition to digital advertising, we used traditional advertising mediums, such as cable and network television and radio to increase our presence and the reach of our branding. In addition, we developed a detailed communications strategy to grow sales of our FTTH services.

To grow our customer base, we use proprietary media tools including telemarketing, e-mail and text messages. We also developed a branded content strategy, combining sponsorships of events, athletes and influencers to increase brand awareness and demonstrate our credibility.

Distribution Channels

We distribute our services through channels focused on: (1) residential customers; and (2) business and corporate customers.

Residential Services

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, broadband services and Oi TV, and post-paid mobile services. As of December 31, 2020, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 124 “Oi” branded stores;
•	308 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;
•	our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of 1,557 sales representatives that answer more than 203,770 calls per month. This channel provides us with the ability to proactively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media;
•	our “teleagents” channel, which consists of 718 local sales agents that operate in specific regions and complement our telemarketers;
•	door-to-door sales calls made by our sales force of 3,267 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing; and
•	our e-commerce sites through which customers may purchase a variety of our services.

B2B Services

We have established separate distribution channels to serve SME and corporate customers. As of December 31, 2020, the principal distribution channels that we use to market our services to SMEs were:

•	“Oi” exclusive agents with 753 door-to-door sales consultants and remote salespeople that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers;
•	our telemarketing sales channel, which consists of two agents that use sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes customer retention representatives; and
•	our website and the Oi Mais Empresas application.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements through calls and meetings with our customers. As of December 31, 2020, our corporate sales team, excluding post-sale service personnel, was composed of approximately 231 employees operating in 6 regional offices.

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

For more information about the regulations applicable to our rates, see “—IX. Regulation of the Brazilian Telecommunications Industry.”

Billing and Collection

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

Residential Services

We are a leading provider of residential services in our fixed-line service areas. Based on information available from ANATEL, as of December 31, 2020, we had a market share of 49.0% of the total fixed lines in service in our service areas (including the number fixed lines provided to our B2B Services customers). Our principal competitors for fixed-line services in our service areas are Claro and Telefônica Brasil.

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

Property, Plant and Equipment

As of December 31, 2020, the net book value of our property, plant and equipment from continuing operations was R$24,135 million. As of December 31, 2020, of the net book value of our property, plant and equipment, (1) transmission and other equipment, primarily data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups, represented 41.1%; (2) infrastructure, primarily consisting of metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, represented 30.7%; (3) right of use – leases, primarily consisting of communications towers, real estate, stores, vehicles, and sites (physical spaces), represented 12.1%; (4) work in progress represented 8.1%; (5) buildings represented 5.6%; (6) automatic switching equipment, consisting of trunking and switching stations (including local, tandem and transit telephone exchanges), represented 1.3%; and (7) other fixed assets represented 1.2%.

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

Intellectual Property

We hold several material intellectual property assets, including patents and trademarks registered with the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO. Our main trademark used in Brazil, “Oi,” is registered with the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, broadband and fiber optic internet services (internet and television).

Operating Agreements

Fixed-Line Tower Leases

We have also entered into three operating lease agreements with owners of fixed-line communications towers to lease space to install equipment related to the delivery of our fixed-line services on an aggregate of approximately 6,400 fixed-line communications towers.

The monthly payments under our operating lease agreements reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA.

The operating lease agreements for space on fixed-line communications towers have 20-year terms expiring between April 2033 and July 2033 and are renewable for additional 20-year terms.

Satellite Network

We have deployed a range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Belém, Rio de Janeiro, Porto Velho, Boa Vista, Macapá, Santarém, and Marabá. Our fiber optic backbone connects all these hub stations. The integration of the land-based segment of our satellite network allows us to provide fixed-line to our subscribers in any location in our fixed-line service areas.

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

Outsourced Network Maintenance

In October 2017, we entered into services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments under this contract, which expires in October 2025, are approximately R$6.1 billion.

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

V.	Assets Held-For-Sale and Discontinued Operations

As a result of our decision to dispose of certain businesses and/or isolated assets in connection with the RJ Plan Amendment, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report.

As of December 30, 2020, our assets held-for-sale included our UPIs, our operations in Africa and other non-core real estate assets. As of December 31, 2020, we recorded total assets of R$20,772 million and total liabilities of R$9,195 million related to our assets held-for-sale.

UPIs

To further our Strategic Plan and pursuant to the RJ Plan Amendment, we created five UPIs for the disposal of certain of our businesses and/or isolated assets, as follows: (1) UPI Mobile Assets, which includes our mobile telephony and data operations; (2) UPI Towers and UPI Data Center, which includes our passive infrastructure; (3) UPI InfraCo, which includes our telecommunications network operation; and (4) UPI TVCo, which includes our Pay-TV business. Pursuant to the RJ Plan Amendment and the Brazilian Bankruptcy Law, our UPIs are separated from the assets, liabilities and rights of the RJ Debtors.

As of the date of this annual report, we have entered into agreements to sell or completed the sale of UPI Data Center, UPI Towers and UPI Mobile Assets. In addition, we have accepted a binding proposal from a group of prospective buyers to acquire a majority interest in UPI InfraCo. For additional information, see “—II. Our Recent History and Development—Adoption of Strategic Plan.”

The assets and liabilities related to UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Data Center are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. We consider the sale of these assets to be highly probable, considering how the divestment plan of these assets is unfolding. We have also classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss.

As of December 31, 2020, we recorded total assets of R$20,625 million and total liabilities of R$9,153 million related to our UPIs held-for-sale. As of December 31, 2020, the net book value of our property, plant and equipment associated with our UPIs was R$17,298 million.

UPI Mobile Assets

Pursuant to the RJ Plan Amendment, UPI Mobile Assets holds 100% of the capital stock of SPE Mobile Assets. SPE Mobile Assets will hold assets relating to our Personal Mobility business in Brazil, including our mobile client base, our authorizations to provide mobile telephone services and certain mobile network equipment and information technology systems.

On January 28, 2021, following a hearing held in December 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed the UPI Mobile Assets SPA to sell UPI Mobile Assets to the telecom companies Telefônica Brasil S.A., TIM S.A., and Claro S.A. (collectively, the “Mobile Assets Buyers”) for the amount of R$16.5 billion, subject to certain conditions precedent, including regulatory authorizations. The UPI Mobile Assets SPA also provides for transition services to be provided by Oi to the Mobile Assets Buyers for a period of up to 12 months, and a long term “take or pay” agreement with Oi and certain of its subsidiaries for the performance of services of transmission capacity.

Overview of Our Personal Mobility Services

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil. Our mobile network covers areas in which approximately 94% of the Brazilian population lives and works. In addition, we provide network usage (interconnection) services. Based on our 36.7 million mobile subscribers as of December 31, 2020, we had a 15.8% market share of the Brazilian mobile telecommunications market as of that date.

We offer pre-paid and post-paid mobile voice and data communications plans, including: Pré da Oi plans for the pre-paid market; Pós da Oi plans for the post-paid market; and Oi Controle as a hybrid solution. Since our 4G network expansion, we have greater capacity to meet the growing demand for data, and have focused on increasing the migration of users from 2G and 3G to 4G by encouraging sales of 3G/4G smartphones and by including more data allowances in our new mobile offers.

Pre-Paid Plans

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. We offer pre-paid voice and data bundles through our Pré da Oi portfolio. Our Pré da Oi portfolio includes a range of all-net voice minutes for calls within Brazil and data allowances (ranging from 1 GB to 15 GB of 4G mobile data) for flat fees. Customers choose the amount of time they have to use their voice and data allowances, ranging from seven to 31 days. Using the Minha Oi application on their smartphones, customers can freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi using a credit card or Caixa Tem debit credit. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

Post-Paid Plans

Customers of our post-paid plans are billed on a monthly basis for contracted services used during the previous month, in addition to any fees for special services. Our Pós da Oi Digital portfolio offers unlimited text messages, unlimited minutes for calls to any operator in Brazil and two mobile data plans (8 GB and 100 GB) with no usage restrictions, plus no data traffic charge for major social networks and video to apps, which vary according to the data plan, and include, among others: YouTube, Netflix, Facebook, Instagram, WhatsApp and Messenger. On our premium plan, customers can include up to four additional lines and manage or share their data plan through our self-serve application, Minha Oi. Our plan subscription also includes Oi Play bundled with video streaming services. To increase our value proposition, in addition to mobile voice and data services, we bundle premium content and services including newspapers, magazines and e-books.

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

We offer the Oi Controle portfolio of plans for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. Oi Controle subscribers have similar benefits as the Pós da Oi customers, such as data packages with no usage restrictions, unlimited text messaging and unlimited all-net voice minutes for calls within Brazil, combined with the ability of Pré da Oi customers to freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate using the Minha Oi application on their smartphones.

Value-Added Services

In 2020, we continued to accelerate our digital transformation process, which included restructuring our value-added services under the following categories: (1) films and series; (2) education; (3) health; (4) written media; and (5) utilities. Within each category, we highlight the following value-added services:

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
53

Our value-added services are developed by third-party application or content providers and offered to our customers.

Marketing and Distribution

As with our residential services, we focus our personal mobility marketing efforts on the upselling to our existing clients while strengthening the “Oi” brand through our convergent services offerings and promotion of our Minha Oi smartphone application, which allows our pre-paid customers to freely switch between their data and voice allowances.

We strive to increase the visibility of our brand and provide a consistent branding message. In the year ended December 31, 2020, we adjusted our brand strategy and placed greater emphasis on marketing our post-paid mobile packages.

During the year ended December 31, 2020, we increased our investment in advertising, with a focus on digital advertising, with the goal of improving traffic to our digital channels and generating sales in other channels. In addition to digital advertising, we used traditional advertising mediums, such as cable and network television and radio to increase our presence and the reach of our branding.

To grow our customer base, we use proprietary media tools including telemarketing, e-mail and text messages. We also developed a branded content strategy, combining sponsorships of events, athletes and influencers to increase brand awareness and demonstrate our credibility.

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As of December 31, 2020, the principal distribution channels that we used for sales of our pre-paid Personal Mobility Services were:

•	our own network of stores, which included 171 “Oi” branded stores;
•	437 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;
•	544 sales promoters that are part of large national chains that sell our post-paid and pre-paid Personal Mobility Services and SIM cards;
•	9,047 stores that are part of large national chains that sell our post-paid and pre-paid Personal Mobility Services and SIM cards;
•	approximately ten multi-brand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 240,000 pharmacies, supermarkets, newsstands and similar outlets;
•	our telemarketing sales channel has 2,112 sales representatives that answer more than 421,700 calls per month selling our post-paid personal mobility services; and
•	our website, through which our pre-paid customers may recharge their SIM cards.
54

Rates, Billing and Collection

Rates

Under our current authorizations, we are allowed to set prices for our mobile service plans, provided that such amounts do not exceed a specified inflation adjusted cap. For more information about the regulations applicable to our rates, see “—IX. Regulation of the Brazilian Telecommunications Industry.”

Billing and Collection

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

Competition

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” TIM and Claro, each of which provides services throughout Brazil. As of December 31, 2020, based on information available from ANATEL (which includes B2B Services subscribers), we had a market share of 15.7% of the total number of mobile subscribers in Brazil.

We believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from OTT providers, as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype.

Technology

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

UPI Towers

Pursuant to the RJ Plan Amendment, UPI Towers holds 100% of the capital stock of SPE Towers. SPE Towers holds certain of our passive infrastructure, including: (1) 637 mobile communications towers and rooftop antennae; and (2) cables and antennae used to propagate mobile telephone signals in 222 indoor sites.

On December 23, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed the UPI Towers SPA to sell UPI Towers to Highline do Brasil II Infraestrutura de Telecomunicações S.A., or Highline, for the amount of approximately R$1.1 billion, subject to certain price adjustments as provided in the UPI Towers SPA. On March 30, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Towers were transferred to Highline, which made a cash payment in the amount of R$862 million. The remaining amount is subject to common price adjustments in the form and terms provided in the UPI Towers SPA.

UPI Data Center

Pursuant to the RJ Plan Amendment, UPI Data Center holds 100% of the capital stock of SPE Data Center. SPE Data Center holds our five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre.

On December 11, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a the UPI Data Center SPA to sell UPI Data Center to Titan Venture Capital e Investimentos Ltda., or Titan, for the amount of R$325 million. On March 12, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Data Center were transferred to Titan, which made a cash payment in the amount of R$250 million. The remaining amount is payable in installments in the form and terms provided for in the UPI Data Center SPA.

UPI InfraCo

Pursuant to the RJ Plan Amendment, UPI InfraCo holds 100% of the capital stock of SPE InfraCo. SPE InfraCo will hold infrastructure and fiber assets relating to our access and transportation networks.

On February 4, 2021, the RJ Debtors entered into an exclusivity agreement with Globenet Cabos Submarinos S.A., or Globenet, BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group, which we collectively refer to as the “InfraCo Prospective Buyers,” to negotiate the terms and conditions of our partial sale of shares representing a majority of the total capital stock of SPE InfraCo. Pursuant to the terms of the RJ Plan Amendment, we are required to maintain a significant interest in UPI InfraCo.

On April 12, 2021, RJ Debtors accepted a binding proposal from the InfraCo Prospective Buyers to purchase a portion of UPI InfraCo. Pursuant to the terms of the binding proposal, the InfraCo Prospective Buyers will acquire 57.9% of the voting and total capital stock of SPE InfraCo for consideration of approximately R$12.9 billion, which will take the form of: (1) cash payments for newly issued shares of SPE InfraCo; (2) cash payments for shares in SPE InfraCo held by us; and (3) the merger of Globenet with and into SPE InfraCo. The purchase price of the transaction is subject to earn-out and other adjustments based on certain performance indicators of SPE InfraCo, as agreed between us and the InfraCo Prospective Buyers in the binding proposal. The binding proposal gives the InfraCoProspective Buyers the right to top any future bids that we may acquire in a competitive bidding process expected to be carried out in 2021 in accordance with the RJ Plan Amendment.

Following the partial sale of UPI InfraCo, SPE InfraCo will become our associated company.

UPI TVCo

Pursuant to the RJ Plan Amendment, UPI TVCo holds 100% of the capital stock of SPE TVCo. SPE TVCo will hold assets relating to our Pay-TV services in Brazil.

Overview of Our Pay-TV Services

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our fixed-line service areas using direct to home, or DTH, satellite technology. We also deliver Pay-TV services through our fiber optic network (internet protocol Pay-TV, or IPTV) in all the cities where we have deployed FTTH. As of December 31, 2020, we had 1.3 million residential Pay-TV subscribers, representing 20.2% of our residential fixed line customers of that date.

We offer Pay-TV services to our residential customers as part of bundled plans with our traditional fixed-line services or add-on channels. We offer several packages of Pay-TV channels at different price points and offer subscribers to each of these packages the option to purchase additional channels such as HBO, Telecine, Star Premium and nationwide known sports products Premiere and Combate.

As with our traditional fixed-line services, we continually monitor customer usage profiles and preferences and periodically revise our Pay-TV plans and promotions in order to better service the needs of our residential customers and to attract new customers to our Pay-TV services.

We provide our DTH services through satellite uplinks that receive, encode and transmit the television signals to satellite transponders through our own facilities in Barra da Tijuca near Rio de Janeiro. As of December 31, 2020, we leased transponders to provide DTH services from SES New Skies with 1.296 GHz of capacity on the SES-6 satellite in Ku band.

Through our FTTH network, we offered IPTV services in 133 cities in more than 26 states as of December 31, 2020. For subscribers of our Oi TV services, through our DTH or FTTH networks, we also offer OTT services, which provide customers with access to different content on different devices (mobile phones, tablets and computers).

Other Assets Held-for-Sale

Operations in Africa

We own 86% of the share capital of Africatel, which indirectly owns 51% of the share capital of CST – Companhia Santomense de Telecomunicações, S.A.R.L., or CST, a provider of fixed and mobile services in São Tomé and Principe, that was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007. On October 20, 2020, Africatel entered into an agreement to sell its shares in CST.

As a result of this agreement, we record the assets and liabilities of CST as held-for sale, although we do not record CST as discontinued operations in our income statement due to the immateriality of the effects of CST on our results of operations. As of December 31, 2020, we recorded total assets of R$100 million and total liabilities of R$42 million related to our African assets held-for-sale.

As of the date of this annual report, Africatel’s sale of CST’s shares is subject to approval by the government of São Tomé and Príncipe.

As part of our Strategic Plan, our board of directors has authorized our management to take the necessary measures to sell the remainder of our African and Asian operations, consisting primarily of Directel—Listas Telefónicas Internacionais, Lda., a Portuguese entity with subsidiaries in Angola, Cabo Verde, Mozambique, and Kenya that publish telephone directories and operate related data bases in those countries, and Timor Telecom, S.A., a company that provides telecommunications, multimedia and IT services in Timor Leste in Asia.

Real Estate Assets

As part of our Strategic Plan, our board of directors has authorized our management to take the necessary measures to dispose of certain non-core real estate assets. As of December 31, 2020, we recorded total assets of R$47 million related to our non-core real estate assets held-for-sale.

VI.	Joint Venture and Associated Companies

Joint Venture

We own 19.04% of the share capital of Hispamar Satélites S.A., or Hispamar, a Spanish-Brazilian enterprise created in November 1999 by Hispasat S.A., or Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company. Hispamar operates the Amazonas 2 and Amazonas 3 satellites. In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar.

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

VII.	Capital Expenditures and Work in Progress

During the year ended December 31, 2020, we modernized our core network, with a focus on infrastructure improvements and enhancing our customers’ experience, by making strategic investment decisions that allow us to do more with less and we invested in our FTTH network. As a result, we expanded our fiber optic backbone, which enhanced our data traffic capabilities for fixed and mobile networks, to keep up with the growing demand. In addition, our performance on ANATEL’s network quality metrics improved.

The following table sets forth our capital expenditures for the periods indicated with respect to our continuing and discontinued operations.

	Year Ended December 31,
	2020	2019	2018
	(in millions of reais)

Data transmission equipment	R$4,033	R$2,947	R$1,993
Installation services and devices	770	742	539
Mobile network and systems	544	905	820
Voice transmission	215	496	731
Information technology services	495	684	720
Telecommunication services infrastructure	414	429	500
Buildings, improvements and furniture	93	88	70
Network management system equipment	254	224	171
Backbone transmission	488	630	304
Internet services equipment	—	—	—
Other	(41)	668	229
Total capital expenditures	R$7,265	R$7,813	R$6,077
58

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

VIII.	Technology

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

We are in the process of determining which of our technology assets will remain as part of our continuing operations and which will be transferred to SPE InfraCo.

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

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes (MSANs), or Subscriber Line Access Multiplexers (DSLAMs) to our aggregation and transportation networks. The analog voice signals are split from the data signals, which are transmitted using ADSL or very high bitrate digital subscriber line, or VDSL, technology, allowing us to offer broadband and analog voice on a single copper wire pair. Our network supports next generation ADSL and VDSL technologies. ADSL2+ allows data transmission at speeds of up to 20 Mbps downstream and 1 Mbps upstream. VDSL2 allows data transmission at speeds of up to 35 Mbps downstream and 3.5 Mbps upstream. As of December 31, 2020, approximately 91% of our fixed-line network supported ADSL2+ or VDSL2 and we provided ADSL2+ or VDSL2 services in approximately 4,700 municipalities.

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical FTTH networks based on gigabit passive optical network, or GPON, technology to support our FTTH triple-play services. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers. As of December 31, 2020, our FTTH network reached more than 9.07 million homes passed, and approximately 2.1 million homes connected. We expect to reach more than 14.8 million homes passed and an additional 1.6 million homes connected by the end of 2021.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. In the past, we used ATM protocol to transport digital signals through our access network from non-residential customers that required dedicated bandwidth to our switching stations. In response to changing customer needs, we converted elements of our network that use ATM and Synchronous Digital Hierarchy, or SDH, protocols which permit us to offer dedicated bandwidth to our customers to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We invested in aggregation networks based on Ethernet over MPLS (Metro Ethernet) and MPLS - Transport Profile (MPLS-TP) to increase the bandwidth of our networks to support the traffic demands of our 4G, B2C and B2B clients and to replace our legacy SDH networks. Those access networks are still operational. In last 5 years, we have invested in aggregation networks based on Packet OTN, or POTN, to increase the network capacity, mainly in large metropolitan areas where the density of access point results in increased demand. Our aggregation networks are fully integrated to management systems and provide:

•	ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;
•	ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;
•	aggregation network services for ADSL2+ and VDSL2 platforms;
61

•	aggregation network services for GPON platforms; and
•	Dense Wavelength Division Multiplex, or DWDM, systems for services above 1Gbps to prevent overbooking our Metro Ethernet network.

We have plans to deploy a new access/aggregation network model based on IP technology. The new end-to-end IP access/aggregation network is based on IP/Segment Routing technology and MEF 3.0 services over EVPN. The new end-to-end IP network will be integrated to the IP/MPLS backbone and will allow connectivity services all over the country.

Since 2016, we have been working to establish a new network model based on NFV and SDN which is compliant with ETSI architecture. This new approach is part of our digital transformation strategy of network, services and automation. The first two Telco Data Centers (Private Cloud) became operational in the second half of 2021. With the end-to-end IP network we intend to deploy our MEC infrastructures to deploy service closer to our customers.

Transportation Networks

We have a nationwide long-distance backbone, consisting of our optical fiber network that covers more than 2,370 municipalities, connecting the Federal District and all state capitals in Brazil. Our fiber network supports high capacity DWDM systems that can operate with up to 80 channels at 10, 100 and 200 Gbps. Our optical network is complemented by microwave links and satellite transport to reach smaller cities and towns.

In 2015, we completed the implementation of a new Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links, that connect 11 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. This new OTN/DWDM network spreads over approximately 30,000 km of optical cables. In the first half of 2018, we completed the extension of the OTN/DWDM network, with 100 Gbps links, to an additional seven state capitals and spread over an additional 18,000 km of optical cables. In 2020 we extended our OTN/DWDM network, with 100 Gbps links, to reach 26 state capitals and spread over 65,400 km of optical cables. In addition, in 2019, we began to expand our OTN/DWDM network using 200 Gbps links, having deployed some routes using this technology, among them a route between the cities of Goiânia and Brasília. As demand increases, more expansions of our 200 Gbps network will be implemented and we will begin to replace our existing 100 Gbps links with 200 Gbps links where technically feasible. We are planning to improve the capacity of our OTN/DWDM in the national backbone to 400/800Gbps channels in the near future.

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

Business and Operational Support Systems

Our Residential Services are highly automated on all levels, including customer support, workforce management and network and service activation. We have implemented a digital transformation in order to open new channels of communication with our customers through the launch of a number of self-service applications, which our customers are increasingly using for a variety of purposes. The tools available include self-care diagnostics for FTTH/3 Play Services (High Speed Broadband Internet, VOIP and Video) and chatbots, among others. Development of new support systems, tools and processes, such as the use of chatbots, will allow us to become more service and customer centric.

IX.	Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. As part of our continuing operations, we provide fixed-line, domestic and international long-distance and data transmission services (continuing operations) and mobile telecommunications and Pay-TV (discontinued operations) under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply.

ANATEL is an administratively independent and financially autonomous regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and ANATEL Regulation (Regulamento da Agência Nacional de Telecomunicações). ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is required to report on its activities to the Brazilian Ministry of Communications (Ministério das Comunicações), and has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. In addition, ANATEL is authorized to direct and control the provision of services, the shareholding structure of service providers, to apply penalties and to declare the expiration of the concession and authorizations and the return of assets from the concessionaire to the government authority upon termination of the concession. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

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

The three principal providers of fixed-line telecommunications services in Brazil, Telefônica Brasil, Claro and our company, provide these services under the public regime. In addition, CTBC (also known as Algar) and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations were subject to a public consultation period that expired on April 30, 2020. On February 10, 2021, ANATEL published Resolution No. 741, which approved the Regulation for the Adaptation of Fixed Telephone Concessions to Authorizations. Despite the publication of the new regulation, ANATEL continues to analyze the method by which the conversions will take place in order to more accurately determine the cost of the conversion process. The conversion method is not expected to be approved until the second half of 2021. For more information, see “—Public Regime—Amendments to the General Telecommunications Law” and “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.”

Public Regime

Overview

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as network expansion and network modernization. Under their concession agreements, public regime service providers are required to comply with the provisions of the PGMU, which was most recently updated in January 2021. For more information about the PGMU and our obligations thereunder, see “—General Plan of Universal Service Goals (PGMU).”

In addition, public regime service providers, as well as private regime service providers, are required to comply with the provisions of: (1) the RGQ, which was adopted by ANATEL in June 2013 and was partially superseded by the RQUAL in December 2019; and (2) the General Plan on Competition Targets (Plano Geral de Metas de Competição), or PGMC, which was adopted by ANATEL in November 2012 and updated in July 2018. For more information about the RGQ, the RQUAL and the PGMC see “—Our Services—Fixed-Line Telephone Services—General Plan on Quality Goals (RGQ),” “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL)” and “—Other Regulatory Matters—General Plan on Competition Targets (PGMC),” respectively.

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

General Plan of Universal Service Goals (PGMU)

The PGMU sets forth the principal network expansion and modernization obligations of the public regime providers. The PGMU was most recently updated on January 28, 2021 by Decree No. 10,610/2021, which replaced Decree No. 9,619/2018, which had been effective since December 21, 2018. The provisions of the new PGMU are applicable for the period from 2021 to 2025.

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

The PGMU requires the following, among other things:

•	local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

•	local fixed-line service providers to install public telephones on demand in locations with more than 100 inhabitants;

•	local fixed-line service providers to install fixed lines in locations with more than 300 inhabitants (1) in regions where there is no fixed line installed, within 120 days of a request and (2) in regions where fixed lines are already installed, within 7 days of a request for 90% of requests and in up to 25 days of a request for the remaining 10% of requests; and

•	local fixed-line service providers to implement backhaul using optical fiber technology with a minimum capacity of 10 Gbps in certain municipalities, towns, isolated urban areas and rural agglomerations that do not yet have this infrastructure. Providers will be able to offset the balance resulting from the changes in targets established by the previous PGMU to meet this obligation. Obligations may be gradually fulfilled according to the following schedule:

o	at least 10% of areas served by December 31, 2021;

o	at least 25% by December 31, 2022;

o	at least 45% by December 31, 2023; and

o	100% by December 31, 2024.

The 2021 PGMU also eliminated the obligation to build wireless access facilities required by the 2018 PGMU. In addition, the 2021 PGMU provides that the infrastructure already in place shall be maintained until the end of the concession.

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

Amendments to the General Telecommunications Law

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law. Law No. 13,879 will allow providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, including the inability of providers to sell certain property, plant and equipment used to provide fixed-line telephone services. In exchange, providers may be required to assume obligations to make additional investments in their networks, primarily related to the expansion of broadband services. The cost of the additional investments in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations, such as the methodology for calculating the cost of investments that providers will need to undertake as well as deadlines to complete the conversions. A draft of the new form of authorization agreement was also provided. These proposed regulations were subject to a public consultation period that expired on April 30, 2020. In this way ANATEL has published on DOU of February, 10, 2021 the Resolution nº 741, which approves the Regulation for the Adaptation of STFC Concessions to Authorizations. Despite of the new regulation, ANATEL still analyzing the migration balance methodology, which is essential to the cost calculation of the migration process. These methodology is expected to be approved by ANATEL by the second semester of 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment—We cannot assure you that we will be able to convert our concessions into authorizations or renew our concessions in a timely or cost-effective manner.”

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

Our Services

Continuing Operations

Fixed-Line Telephone Services

Regulatory Overview

We provide the majority of our fixed-line telephone services (Serviço Telefônico Fixo Comutado - STFC) in accordance with concession agreements under the public regime. For more information about the regulations applicable to public regime telephone service providers, see “—Public Regime.”

Our Concessions and Authorizations

The following table sets forth certain details of our concessions and authorizations to provide local, domestic long-distance and international long-distanced fixed-line telephone services:

Geographic Scope	Type of Service	Termination Date	Regime
Region I of the PGO – States of Rio De Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas e Roraima, except Sector 3 of Region I of the PGO(1)	Local / Domestic Long-Distance	December 31, 2025(2)	Concession
Region I of the PGO – Sector 3(1)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region II of the PGO – States of Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Distrito Federal, Rondônia, Acre and Rio Grande Do Sul, except for Sectors 20, 22 and 25(3)	Local / Domestic Long-Distance	December 31, 2025(2)	Concession
Region II of the PGO - Sectors 20, 22 and 25(3)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region III of the PGO – São Paulo	Local / Domestic Long-Distance	Indeterminate	Authorization
National	International Long Distance	Indeterminate	Authorization

______________

(1)	Sector 3 of Region I of the PGO corresponds to 57 municipalities in the State of Minas Gerais.
(2)	Concession agreements may be amended by the parties every five years prior to their termination date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. Our concession agreements were last amended in 2011.
(3)	Sectors 20, 22 and 25 of Region II of the PGO correspond to the following municipalities: Londrina, Paraná; Tamarana, Paraná; (Sector 22) Paranaíba, Mato Grosso do Sul (Sector 25); Buriti Alegre, Goiás; Cachoeira Dourada, Goiás; Inaciolândia, Goiás; Itumbiara, Goiás; Paranaiguara, Goiás; and São Simão, Goiás.

Each of our concession agreements:

•	sets forth the parameters that govern adjustments to our rates;

•	requires us to comply with the network expansion obligations set forth in the PGMU;

•	requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of our local fixed-line and domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year;

In addition, each of our concession and authorization agreements:

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to comply with certain quality of service obligations as well as the quality of service obligations set forth in the RGQ;

•	requires us to pay fines for any non-compliance with the regulatory rules including systemic service interruptions.

On October 3, 2019, the President of Brazil signed Law No. 13,879, which amended the General Telecommunications Law to allow, among other things, providers of fixed-line telecommunications services operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime. In addition, the new law permits providers to renew their concession for indefinite additional 20-year periods, whereas previously only one 20-year renewal period was allowed, provided that at least 30 months prior to each expiration date, the providers have complied with the obligations required of them under the applicable concession. Prior to the passage of Law No. 13,879, our concession agreements would have expired in 2025 without the possibility of renewal. In February 2020, ANATEL proposed regulations to implement Law No. 13,879, including the rules that will govern the conversion of concessions into authorizations. These proposed regulations are subject to a public consultation period that expired on April 30, 2020. In this way ANATEL has published on DOU of February, 10, 2021 the Resolution nº 741, which approves the Regulation for the Adaptation of STFC Concessions to Authorizations. Despite of the new regulation, ANATEL still analyzing the migration balance methodology, which is essential to the cost calculation of the migration process. These methodology is expected to be approved by ANATEL by the second semester of 2021. Once these regulations are adopted, we expect that we will be able to migrate our public regime concessions into private-regime authorizations or renew our concessions, which would otherwise expire on December 31, 2025. However, as of the date of this annual report, we have not decided which option to pursue and cannot predict the cost of pursuing any of these options. For more information about Law No. 13,879, see “—Public Regime—Amendments to the General Telecommunications Law.”

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

In November 2017, ANATEL submitted the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured, for public consultation. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the RGQ obligations. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2022, as provided for in the regulation. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

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

Rate Regulation

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, we are required to make publicly available the forms of agreements that we use for EILD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. ANATEL publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

ANATEL is expected to publish new reference rates for these services in 2021 reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

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

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the existing quality regulation applicable to multimedia communications service providers. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2022, as provided for in the regulation. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Discontinued Operations

Mobile Telephone Services

Regulatory Overview

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal - SMP) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

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

______________

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

Under our 4G authorizations, as of the date of this annual report we were also required to provide 4G service in (1) all municipalities with a population of 30,000 or more and (2) 60% by December 31, 2018 and 100% by December 31, 2019 of the municipalities covered by these licenses with a population less than 30,000; provided, however, that for the latter, we may comply with this obligation by providing service with transmission rates equal to or greater than those set for the 1.9/2.1 GHz (3G) bands.

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

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the SMP-RGQ obligations. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2022, as provided for in the regulation. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

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

For cases in which there are indications of performance or conduct other than those established in the regulations, ANATEL establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. Therefore, Pay-TV service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in each geographic area in which they operate.

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. In December 2019, ANATEL approved the RQUAL, which immediately superseded certain provisions of the existing quality regulation applicable to subscription television service providers. However, the majority of the provisions of the RQUAL are not expected to be implemented until 2022, as provided for in the regulation. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Other Regulatory Matters

Consumer Protection Regulation

In March 2014, ANATEL published a regulation approving the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações, or the “RGC”), a single regulation for the telecommunications sector with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and Pay-TV customers. This regulation establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014. Our failure to comply with this regulation may result in various fines and penalties being imposed on us by ANATEL.

At the end of 2020, ANATEL began the process of revising this regulation by submitting a proposal for a new regulation which will be subject to public review and comment through April 2021. The proposed text of the new regulation eases some of the restrictions of the RGC, but places new restrictions on, among others, contracting services, customer service and billing requirements. The new regulation is unlikely to be published before December 2021.

Oi, together with the main Brazilian telecommunications operators, created the Telecommunications Self-Regulation System (SART) with the goal of establishing common rules and procedures to be followed by all participating companies in practices including telemarketing, collections, products and customer service, which are the areas considered most critical in the relationship between providers and customers, and which historically generate the largest volume of complaints with ANATEL and the consumer protection bureau, Procons (Procuradoria de Proteção e Defesa do Consumidor). The aim of SART is to provide ANATEL and Procons with means by which to solve common issues for consumers and companies in order to lessen regulatory burdens and improve these companies’ relationship with the public. The aim is to participate in the drafting of the rules and regulations applicable to telecommunications companies in order to produce legislation that is more effective and efficient, reducing costs for all parties involved and improving consumer relations.

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

The RQUAL provides for the creation of a technical quality group, including representatives from ANATEL and various service providers, and a quality assessment support entity, with the aim of creating a manual that defines the technical parameters that will comprise the quality indicators and establishes the criteria for service interruptions and reimbursements. ANATEL’s board of directors will then be required to approve the manual, which is expected to become effective in 2022. At that time, the prior quality regulations applicable to telecommunications services providers, including the RGQ, among others, will be revoked and fully superseded by the RQUAL.

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

The PGMC imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

•	that provider’s market share in the retail market and the wholesale markets related to the retail market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate; and

•	that provider’s concurrent operations in the wholesale and retail markets.

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

Ownership and Corporate Governance Restrictions

Over the years, ANATEL has initiated several internal proceedings to monitor our financial situation and to evaluate our ability to continue to perform our obligations under our concession agreements. In light of the approval of the RJ Plan by the creditors on December 20, 2017, and its subsequent ratification and confirmation by the RJ Court, ANATEL began to monitor our operating and financial positions based on the effectiveness of the RJ Plan. In addition, in connection with the RJ Proceedings, ANATEL gained expanded powers regarding our ownership and corporate governance decisions. In March 2019, ANATEL determined it would continue to monitor us in 2019, and imposed measures related to transparency, corporate governance, and financial performance. On February 10, 2020, ANATEL decided that it would no longer need to continue its monitoring activities with respect to the RJ Plan, having concluded that our short-term liquidity risk had been extinguished. Accordingly, ANATEL revoked the extraordinary obligations imposed on us since the approval of the RJ Plan. However, as it does with every telecommunications services provider whose services it regulates, ANATEL continues to monitor us, including our ability to perform our obligations under our concession agreements, in the ordinary course.

Regulatory Agenda 2020-2021

ANATEL’s Regulatory Agenda for 2021-2022, which was approved on December 4, 2020, includes a study on the 700MHz, 2.3GHz, 3.3GHz – 3.4GHz, 3.5GHz and 26GHz radiofrequencies in preparation for the 5G spectrum auctions ANATEL expects to hold in 2021.

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

X.	Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

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

We have roaming agreements with MTN Irancell, Mobile Company of Iran and Rightel Communications, each of which is an Iranian mobile phone operator. Pursuant to such roaming agreements, our customers are able to roam in these mobile phone operators’ networks (outbound roaming) and customers of MTN Irancell, Mobile Company of Iran and Rightel Communications are able to roam in our network (inbound roaming). For outbound roaming, we pay roaming fees for use of their network by our customers, and for inbound roaming, we receive roaming fees for use of our network. During 2020, we recorded revenues of R$1,032.07 and expenses of R$0.11 in connection with these roaming agreements.

We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank accounts in London.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Brasilia. In 2020, we recorded gross revenues of approximately R$6,365 from these services. As one of the primary providers of telecommunications services in Brasilia, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2020 and 2019 and as of and for the three years ended December 31, 2020, 2019 and 2018 which were prepared in accordance with IFRS, and the related notes, and are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 52.1 million revenue generating units, or RGUs, as of December 31, 2020 from continuing and discontinued operations, which included Residential Services, Personal Mobility Services and B2B Services.

We are in the process of implementing our Strategic Plan, the main objective of which is to transform our business model into two separate companies: (1) a consumer-focused company that will provide fixed-line telecommunications services to customers and businesses; and (2) an infrastructure company that will focus on a neutral network. This will allow us to focus on the use and rapid expansion of our extensive fiber-optic infrastructure, including our transportation networks (backbone, backhaul and data network) and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks). We believe that through the implementation of our Strategic Plan, we will enable and support the high-speed connection needs of our residential, business, corporate and government customers and provide infrastructure services for other telecommunication service providers in Brazil, including in support of 5G services.  For additional information regarding our Strategic Plan, see “Item 4. Information on the Company—II. Our Recent History and Development—Adoption of Strategic Plan.”

In order to implement our Strategic Plan and achieve greater operational and financial flexibility for our company, on February 27, 2020, we filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan. On September 8, 2020, our creditors approved the RJ Plan Amendment, which was ratified and confirmed by the RJ Court on October 5, 2020. The RJ Plan Amendment Confirmation Order was published on October 8, 2020 in the Official Gazette. For additional information regarding the RJ Plan Amendment, see “Item 4. Information on the Company—II. Our Recent History and Development—Our Judicial Reorganization Proceedings—Extension of the Judicial Reorganization Proceedings.”

To further our Strategic Plan and pursuant to the RJ Plan Amendment, we formed or plan to form five UPIs for the disposal of certain of our businesses and/or isolated assets, as follows: (1) UPI Mobile Assets, which includes our mobile telephony and data operations; (2) UPI Towers and UPI Data Center, which includes our passive infrastructure; (3) UPI InfraCo, which includes our telecommunications network operation; and (4) UPI TVCo, which includes our Pay-TV business. Pursuant to the RJ Plan Amendment and the Brazilian Bankruptcy Law, our UPIs are separated from the assets, liabilities and rights of the RJ Debtors. We plan to sell our UPIs to ensure our ability to service our debt and generate the funds necessary to expand our fiber infrastructure and associated services, which is the key focus of our strategy. We expect that the divestment of our UPIs will allow us to maximize the business value of our investments by expanding our residential and business access services nationwide, exploit more efficiently our network components and create new business opportunities for the exploitation of these networks by offering them to other telecommunications service providers, as permitted by law.

As of the date of this annual report, we have entered into agreements to sell or completed the sale of UPI Data Center, UPI Towers and UPI Mobile Assets. In addition, we have accepted a binding proposal from a group of prospective buyers to acquire a majority interest in UPI InfraCo. For additional information, see “Item 4. Information on the Company—II. Our Recent History and Development—Adoption of Strategic Plan.” For additional information regarding our UPIs, see “Item 4. Information on the Company—V. Assets Held for Sale and Discontinued Operations.”

The assets and liabilities related to UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Data Center are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. We consider the sale of these assets to be highly probable, considering how the divestment plan of these assets is unfolding. We have also classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss.

If the sale of all of the UPIs as provided for by the RJ Plan Amendment is implemented, we will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain copper backhaul assets related to our transportation network, certain residential and B2B services, digital and IT services, field maintenance and installation operations and customer service operations. For additional information regarding our continuing operations, see “Item 4. Information on the Company—IV. Continuing Operations.”

During the year ended December 31, 2020, we recorded consolidated net operating revenue of R$18,776 million (consisting of R$9,284 million from continuing operations and R$9,491 million from discontinued operations) and a consolidated net loss of R$10,528 million (consisting of a loss of R$10,535 million from continuing operations and a profit of R$7 million from discontinued operations).

Our results of operations and financial condition have been and will be significantly influenced in future periods by the RJ Proceedings as described under “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings” and our divestment of our UPIs, including the UPI Mobile Assets, as described under “Item 4. Information on the Company—Our Recent History and Development—Adoption of Strategic Plan.” In addition, our results of operations for the years ended December 31, 2020, 2019 and 2018 and our financial condition as of December 31, 2020 and 2019 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•	the evolution of Brazilian GDP, which declined by an estimated 4.1% during the year ended December 31, 2020 and by 1.1% and 1.1% during the years ended December 31, 2019 and 2018, respectively, which we believe affects demand for our services and, consequently, our net operating revenue;
•	the number of our fixed lines in service, which declined to 9.5 million as of December 31, 2020 from 10.3 million as of December 31, 2019 and 11.8 million as of December 31, 2018;
•	the number of our mobile customers, which declined to 36.7 million as of December 31, 2020 from 36.8 million as of December 31, 2019 and 37.7 million as of December 31, 2018, noting that we have classified the operations related to the UPI Mobile Assets as discontinued operations for the year ended December 31, 2020, and we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 accordingly;
•	the number of our broadband customers, which declined to 4.1 million as of December 31, 2020 from 4.7 million as of December 31, 2019 and 5.4 million as of December 31, 2018;
83

•	the number of our Pay-TV customers, which declined to 1.3 million as of December 31, 2020 from 1.5 million as of December 31, 2019 and 1.6 million as of December 31, 2018, noting that we have classified the operations related to the UPI TVCo as discontinued operations for the year ended December 31, 2020, and we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 accordingly;
•	the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;
•	our compliance with our quality of service obligations under the RGQ and our network expansion and modernization obligations under the PGMU and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;
•	inflation rates in Brazil, which were 4.5% during the year ended December 31, 2020 and were 4.3% and 3.7% during the years ended December 31, 2019 and 2018, respectively, in each case, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;
•	changes in the exchange rates of the real against the U.S. dollar, including the 23.1% depreciation of the real against the U.S. dollar during the year ended December 31, 2020, and the 4.0% and 17.1% depreciation of the real against the U.S. dollar during the years ended December 31, 2019 and 2018, respectively, which affects the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked, and which affects our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars; and
•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, and fluctuations of the Brazilian Consumer Price Index – CPI, which affects our interest expenses on our floating rate debt.

We expect that our financial condition and liquidity will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our continuing operations;
•	our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure;
•	the success of our UPI sales and our program to monetize non-core assets;
•	the existing terms of our outstanding indebtedness, which could limit our ability to raise additional funds or require us to take certain actions to manage such indebtedness;
•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt and equity securities in the Brazilian and international securities markets; and
•	prevailing Brazilian interest rates, which affect our debt service requirements.
84

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. Our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been audited in accordance with the standards of the Public Company Accounting Oversight Board.

The RJ Proceedings are aimed at ensuring the continuation of our company as a going concern. This continuity was strengthened with: (1) the approval of the RJ Plan, as a result of which our borrowings and financing were novated and the related balances were recalculated under the terms and conditions of the RJ Plan; and (2) the approval of the RJ Plan Amendment. The continuity of our company as a going concern ultimately depends on the successful outcome of the RJ Proceedings and the realization of other forecasts of our company.

Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and raised substantial doubts as to our ability to continue as a going concern. As at December 31, 2020 and after the implementation of the RJ Plan, total shareholders’ equity was R$7,769 million, loss for the year then ended was R$10,528 million, and working capital (consisting of current assets less current liabilities) totaled R$15,782 million. As at December 31, 2019 and after the implementation of the RJ Plan, total shareholders’ equity was R$17,797 million, loss for the year then ended was R$9,095 million, and working capital (consisting of current assets less current liabilities) totaled R$6,157 million.

As a result of our decision to dispose of certain businesses and/or isolated assets in connection with the RJ Plan Amendment, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. For additional information regarding our discontinued operations, see “Item 4. Information on the Company—V. Assets Held-For-Sale and Discontinued Operations.”

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

Within our Telecommunications in Brazil segment, our management assesses revenue generation from continuing operations based on customer segmentation into the following categories:

•	Residential Services, which is focused on the sale of fixed telephony services, including voice services, data communication services (broadband); and

•	B2B Services, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions, as well as certain interconnection

•	services, wholesale network usage services and traffic transportation services, which are primarily marketed and delivered to corporate customers (including other telecommunications providers).

Within our Telecommunications in Brazil segment, we also generate a small portion of our revenue from long-distance calls that originate from mobile devices and terminate on fixed-line telephones in our concession areas.

As a result of our decision to sell our UPIs, we now account for the operations related to the UPI Mobile Assets (including the sale of mobile telephony services to postpaid (subscription) and prepaid customers that include voice services and data communication services), UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report.

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

  revenue recognition and trade receivables;
  expected credit losses on trade receivables;
  depreciation of property, plant and equipment;
  impairment of long-lived assets;
  leases;
  fair value of financial liabilities;
  provisions for contingencies;
  assets held-for-sale and discontinued operations;
  deferred income taxes and social contribution; and
  defined postretirement benefit plans.

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

Expected Credit Losses on Trade Receivables

Our expected credit losses on trade receivables are established in order to recognize expected credit losses on accounts receivable and take into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. The expected credit losses on trade receivables estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The expected credit losses on trade receivables estimate is prepared based on historical default rates. During 2018, we reassessed the methodology used to evaluate the assumption of expected credit losses on trade receivables that is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers. For additional information regarding our expected credit losses on trade receivables, see note 9 to our audited consolidated financial statements.

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

During the year ended December 31, 2020, we performed an impairment test on our non-current assets under IAS 36 and recognized an impairment reversal of R$1,130 million in connection with previously recognized impairment losses. This impairment reversal was primarily due to the expected future profitability of assets with finite useful lives of the cash-generating units (CGU) from continuing operations, due to developments in the financial scenarios and indicators taken into account to estimate in our cash flows in the RJ Plan Amendment.

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

During the year ended December 31, 2018, we performed impairment tests on our non-current assets under IAS 36. We recorded an impairment provision of R$292 million during the year ended December 31, 2019 consisting of a supplementary adjustment to the recognized allowance for impairment losses related to expected future profitability of assets with finite useful lives.

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

Fair Value of Financial Liabilities

Under IFRS 9, our borrowings and financing were substantially modified as of the Brazilian Confirmation Date and therefore derecognized and the modified borrowings and financings were recorded at fair value. We estimated the fair value of each of these financial liabilities based on an internal valuation made of these financial liabilities, which takes into consideration the cash flows under these financial instruments provided for in the RJ Plan, and assumptions regarding appropriate discount rates and foreign exchange rates consistent with the tenor and currency of each of these financial liabilities.

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

Assets Held-for-Sale and Discontinued Operations

Assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying amount and their fair value less costs to sell. Any impairment loss on a group of assets held for sale is initially allocated to goodwill and, then, to the remaining assets and liabilities on a pro rata basis. Our assets held-for-sale included our UPIs, certain our operations in Africa and other non-core real estate assets. As of December 31, 2020, we recorded total assets of R$20,772 million and total liabilities of R$9,195 million related to our assets held-for-sale.

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale. We have classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss. During the years ended December 31, 2020, 2019 and 2018, we recorded a profit of R$7 million, a loss of R$364 million and a profit of R$1,396 million, respectively, from discontinued operations.

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

Principal Factors Affecting our Continuing Operations

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

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors. For more information regarding the RJ Proceedings, see “Item 4. Information on the Company—II. Our Recent History and Development—Our Judicial Reorganization Proceedings.”

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

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although it is subject to five pending appeals with no suspensive effect attributed to those appeals.

As a result of the approval and confirmation of the RJ Plan, we recognized the following effects for the year ended December 31, 2018 only:

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

In addition, as a result of the approval and confirmation of the RJ Plan, we began to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded.

Effects of Confirmation of the RJ Plan Amendment on Our Statement of Operations and Balance Sheet

On September 8, 2020, a GCM was held to consider approval of the RJ Plan Amendment. The creditors present at the GCM approved the RJ Plan Amendment pursuant to the requirements under the Brazilian Bankruptcy Law. On October 5, 2020, the RJ Court entered the RJ Plan Amendment Confirmation Order, which ratified and confirmed the RJ Plan Amendment. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date. The RJ Plan Amendment Confirmation Order, according to its terms, is currently binding on all parties, although it is subject to 11 pending appeals with no suspensive effect attributed to those appeals.

The RJ Plan Amendment authorized us to carry out certain transactions, including, among other things, the following: (1) forming five UPIs for the disposal of certain businesses and/or isolated assets pursuant to the Brazilian Bankruptcy Law; (2) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the RJ Court; (3) allowing the RJ Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and (4) segregating some fiber optics assets and infrastructure through SPE InfraCo to create a more flexible and efficient corporate structure to accelerate investments in the expansion of our fiber optics network and allowing SPE InfraCo to have access to financial and capital markets and raise additional funds at lower costs.

We plan to sell our UPIs to ensure our ability to service our debt and generate the funds necessary to expand our fiber infrastructure and associated services, which is the key focus of our strategy. We expect that the divestment of our UPIs will allow us to maximize the business value of our investments by expanding our residential and business access services nationwide, exploit more efficiently our network components and create new business opportunities for the exploitation of these networks by offering them to other telecommunications service providers, as permitted by law.

The assets and liabilities related to UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Data Center are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. We consider the sale of these assets to be highly probable, considering how the divestment plan of these assets is unfolding. In our consolidated balance sheet as of December 31, 2020, R$20,625 million was reclassified to held-for-sale assets and R$9,153 million was reclassified to liabilities associated with held-for-sale assets.

We have also classified the operations related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center as discontinued operations, as their sale represents a strategic shift in our operations and are an integral part of our coordinated divestment plan. In addition, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. We do not consider the operations of UPI Towers to represent a separate line of business, and the revenues and expenses associated with these assets are presented under the full consolidation method in our statement of profit or loss. During the years ended December 31, 2020, 2019 and 2018, we recorded a profit of R$7 million, a loss of R$364 million and a profit of R$1,396 million, respectively, from discontinued operations.

Other effects of the RJ Plan Amendment include adjustments to the payment terms and conditions of certain prepetition creditors, which resulted in:

  the settlement of certain ANATEL claims, pursuant to which we transferred R$200 million in judicial deposits to ANATEL during 2020;
  payments to Class III unsecured creditors during 2020 in the aggregate amount of R$12 million;
  payments to prepetition labor creditors during 2020 in the aggregate amount of R$7 million; and
  payments to small businesses with unsecured claims during 2020 in the aggregate amount of R$5 million.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP declined by an estimated 4.1% during the year ended December 31, 2020, and by 1.1% during 2019 and 1.1% during 2018. The slow economic recovery since the second quarter of 2014, together with continued elevated unemployment levels, have adversely impacted the number of subscribers to our services and the volume of usage of our services by our subscribers. During the three-year period ended December 31, 2020, the number of fixed lines in service in Brazil during the three-year period ended December 31, 2020 has declined at an average rate of 8.4% per year.

Demand for Our Residential Services

The number of our residential fixed lines in service declined by 45.5% to 6.3 million as of December 31, 2020 from 9.2 million as of December 31, 2017. Demand for our Residential Services was negatively affected by a decision of the Brazilian Supreme Court that we must pay ICMS tax on customer subscriptions that do not include allowances and our subsequent inclusion of this tax in customers’ bills in the first half of 2017. We have focused on offering more and higher value-added services to new and existing customers by combining upselling and cross-selling initiatives, thereby increasing the ARPU of our Residential Services business.

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

Demand for Our B2B Services

We believe that our B2B Services customer base has been negatively impacted by: (1) the declining macroeconomic conditions in Brazil, which has caused many of our SME customers to downsize or cease operations; and (2) contractions in the fiscal strength of many of our governmental customers, which has caused them to reduce the scope of their telecommunications expenditures, the effects of which have been offset by the increased use of our SIM cards, networks and solutions by payment industry terminals.

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

Effects of the COVID-19 Pandemic

Since December 2019, COVID-19 has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world, including in Brazil. In March 2020, we formed a multidisciplinary crisis response team focused on ensuring the continuity of our operations and services to our customers and the health of our employees and monitoring actions to fight the impacts of the pandemic.

The principal measures we have adopted in response to the COVID-19 pandemic include:

•         instituting a “work-from-home” policy for all of our employees for whom the demands of their work permit this arrangement, constituting approximately 84% of our work force, without any interruption of their activities. For our remaining employees, for example, our field service technicians and operators in our call centers, we have complied with all health care recommendations of the World Health Organization and the Brazilian Ministry of Health.

•         Implementing measures to assist our customers during the pandemic, for example, providing deferrals of payment deadlines by up to 10 days upon request of our customers and entering into payment plans with some of our customers under which we will forbear the collection of interest and late charges.

•         maintaining regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;

•         activating new circuits in our backbone infrastructure in order to service the increasing demand for our telecommunications services and to ensure continuity of our services. As a result, we have not experienced any significant decline in the operation and reliability of our networks.

From March 2020 to May 2020, state, local and municipal authorities within Brazil promoted and enforced public health measures, including social isolation and quarantine measures, and enacted regulations limiting the operations of “non-essential” businesses. These measures resulted in the shutdown of our retail stores, which impacted our revenue from prepaid charges. In contrast, we have experienced a significant surge in demand for our broadband services, including services delivered through our expanding FTTH network, both from residential and B2B customers.

Beginning in June 2020, many states and municipalities began the process of gradually reopening and easing restrictive measures. Accordingly, we resumed activities in our stores, pursuant to all established protocols; however, we continue to monitor conditions in each location where we operate in case of any change.

To date the COVID-19 pandemic has not had a material adverse effect on our business or results of our operations. However, there are still uncertainties regarding the duration and effects of the COVID-19 pandemic, including new virus strains and pandemic “waves” with an increase in the number of confirmed cases in Brazil, and the local, national and international response to the virus is still fluid and uncertain. Accordingly, we have preventatively maintained all mitigation actions already adopted. In addition, we have intensified our digitalization of our sales, telemarketing and teleagents channels, which has allowed for a rapid and growing recovery to pre-pandemic levels.

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

As a result of internalizing these operations, our network maintenance services expense has declined to R$722.4 million during the year ended December 31, 2020 from R$1,014 million during 2019 and R$1,104 million during 2018. In addition to reducing costs, we believe that this initiative has resulted in (1) a reduction of the number of repairs by 33.2% during the year ended December 31, 2020, 19.4% during 2019 and 17.2% during 2018, and (2) an increase in productivity of our field staff (as measured by the number of field activities carried out divided by the total number of technicians involved) by 1.6% during the year ended December 31, 2020, 1.2% during 2019 and 6.9% during 2018. Finally, we believe that this initiative has also resulted in a reduction of complaints to ANATEL by 7.9% during the year ended December 31, 2020, 8.6% during 2019 and 19.6% during 2018.

During 2016, we implemented a new customer care quality model in which we allocated call traffic among our call center service providers based on service quality. In addition, in 2018, we began to promote electronic channels that allow self-service, increasing digital interactions and consequently reducing calls requiring interactions with call center personnel. These initiatives have stimulated better quality in the provision of services, resulting in a 4.2% decline in the volume of repeated calls during the year ended December 31, 2020, and 6.5% and 17.3% declines in the volume of repeated calls during the years ended December 31, 2019 and 2018, respectively, and a 26.9% decline in call center costs during the year ended December 31, 2020, and 13.3% and 22.5% declines in call center costs during the years ended December 31, 2019 and 2018, respectively.

Effects of Adjustments to Our Interconnection Rates

Telecommunications services rates are subject to comprehensive regulation by ANATEL. In particular, interconnection rates for fixed-line services in the Brazilian telecommunications industry have been subject to comprehensive reductions in recent years.

In July 2014, ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. The MTR tariffs that we charged to terminate calls on our mobile networks were reduced by 71.3% from December 31, 2017 to December 31, 2020 and were increased by 3.5% in February 2021. In addition, the TU-RL and TU-RIU tariffs that we charged to terminate calls on our fixed-line networks were reduced by 40.8% from December 31, 2017 to December 31, 2020 and were reduced by an average of 13.1% in February 2021.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us by ANATEL. As of December 31, 2020, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$1,264 million, including fines which we are contesting through judicial proceedings, and we had recorded an aggregate provision related to these proceedings in the same amount.

Pursuant to the RJ Plan Amendment, the payment terms and conditions of certain prepetition creditors were adjusted, which resulted in the settlement of certain ANATEL claims, pursuant to which we transferred R$200 million in judicial deposits to ANATEL during 2020.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2020, we had total outstanding borrowings and financings of R$41,519 million, excluding the fair value adjustment and debt issuance costs, and R$26,344 million, after giving effect to the fair value adjustment and debt issuance costs.

Borrowing and financing costs consist of interest on borrowings payable to third parties, exchange losses on third-party borrowings and gains and losses on derivative financial instruments as set forth in note 6 to our audited consolidated financial statements included in this annual report.

As a result of the implementation of the RJ Plan, most of our obligations under our restructured indebtedness accrue interest at fixed-rates in U.S. dollars. However, our obligations under our restructured debentures and our restructured Brazilian credit agreements and Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, accrue interest based on the CDI rate and our obligations under our restructured credit agreements with BNDES accrue interest based on the TJLP rate. As a result, increases in the CDI rate or the TJLP rate will increase our interest expenses and debt service obligations.

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

The significant depreciation of the real subsequent to December 31, 2020, is expected to have adverse effects on the carrying amount of our U.S. dollar-denominated indebtedness and interest expenses and the real costs of our U.S. dollar-denominated capital expenditure and operating lease costs. In the short-term, we do not believe that this depreciation will have a significant adverse effect on our ability to obtain network equipment for our capital expenditure projects.

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

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2020, 2019 and 2018, we have recorded the assets and liabilities of Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, as held-for sale, although we do not record Africatel as discontinued operations in our statement of operations due to the immateriality of the effects of Africatel on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when the sale of these assets may be completed.

During the year ended December 31, 2020, we recorded a gain on held-for-sale financial assets of R$161 million, primarily as a result of our recorded gain on sales of PT Ventures in January 2020 and exchange rate gain during the period. During the year ended December 31, 2019, we recorded a loss on held-for-sale financial assets of R$238 million, primarily as a result of R$404 million loss recorded as a result of our revision of the fair value of the cash investment and dividends receivable from Unitel, the effects of which were primarily offset by a R$165 million exchange rate gain due to the 4.0% depreciation of the real against the U.S. dollar during the year ended December 31, 2019. During the year ended December 31, 2018, we recorded a gain on available-for-sale financial assets of R$293 million, primarily as a result of a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar during 2018 and R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment in Unitel.

On January 24, 2020, Africatel sold and transferred 100% of the share capital of PT Ventures to Sonangol for an aggregate purchase price of US$1 billion, of which US$61 million was paid to Africatel prior to the transfer of the shares, US$699 million was paid in cash on the closing date and US$240 million was paid in several installments between February 2020 and July 2020 by means of minimum monthly payments of US$40 million beginning in February 2020, totaling R$4.1 billion cash received in 2020. Pursuant to the Pharol Settlement Agreement, we deposited 34 million euros of the proceeds of this sale in an escrow account to cover losses relating to certain tax proceedings against Pharol.

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

As a result of this transaction, we are no longer party to any litigation involving PT Ventures, Unitel or the other Unitel shareholders.

Principal Factors Affecting our Discontinued Operations

Demand for Our Personal Mobility Services

Our customer base for mobility services (including customers in our Personal Mobility Services and B2B Services) declined by 5.9% to 36.7 million as of December 31, 2020 from 39 million as of December 31, 2017. We believe that the primary reason for the decline in our Personal Mobility Services customer base is the reduction in the total number of mobile accesses in Brazil, reflecting the trend to consolidate mobile use into a single SIM card, following the launch of all-net plans in response to the successive reductions of the MTR tariffs, and the structural market migration from voice to data in response to the offering of more robust data packages. Additionally, we have implemented an intensive policy of disconnecting inactive users to reduce regulatory fees that we must make for each active account, which has also contributed to the decline in our Personal Mobility Services customer base. Finally, we believe that the number of our prepaid accounts has significantly declined over this period as a result of the increase in Brazil’s unemployment rate as our net additions of prepaid subscribers are closely correlated to movements in the unemployment rate.

The market for mobile services is extremely competitive in each of the regions that we serve. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers; and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. Competitive pressures have required us to introduce service plans under which we offer unlimited voice calls tied to service offerings priced in relation to the amount of data usage offered.

We have classified the operations related to the UPI Mobile Assets, which include our Personal Mobility Services, as discontinued operations for the year ended December 31, 2020, and we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 accordingly.

Effects of Expansion of FTTH Capacity

We have engaged in a long-term capital expenditure project to upgrade portions of our fixed-line access networks with optical FTTH networks based on GPON technology to support our FTTH triple-play services. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers.

Our FTTH network has grown to reach more than 9.1 million homes passed in 134 municipalities as of December 31, 2020 compared to 4.6 million homes passed in 82 municipalities as of December 31, 2019. Subscriptions to our FTTH services have grown to approximately 2.1 homes connected as of December 31, 2020 from approximately 675,000 homes connected as of December 31, 2019. We expect to reach more than 14 million homes passed and an additional 1.5 million homes connected by the end of 2021.

We expect that our FTTH network will be transferred to SPE InfraCo. Nevertheless, following the partial sale of UPI InfraCo, SPE InfraCo will become our associated company, and our fixed-line customers will continue to benefit from the expansion of SPE InfraCo’s FTTH capacity.

Seasonality

Our primary business operations do not have material seasonal operations.

Recent Developments

Sale of UPI Data Center

On December 11, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Data Center SPA, to sell UPI Data Center to Titan Venture Capital e Investimentos Ltda., or Titan, for the amount of R$325 million. On March 12, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Data Center were transferred to Titan, which made a cash payment in the amount of R$250 million. The remaining amount is payable in installments in the form and terms provided for in the UPI Data Center SPA.

Sale of UPI Towers

On December 23, 2020, following a hearing held in November 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Towers SPA, to sell UPI Towers to Highline do Brasil II Infraestrutura de Telecomunicações S.A., or Highline, for the amount of approximately R$1.1 billion, subject to certain price adjustments as provided in the UPI Towers SPA. On March 30, 2021, after satisfying all contractual conditions precedent, the sale was completed, at which time all of the shares of SPE Towers were transferred to Highline, which made a cash payment in the amount of R$862 million. The remaining amount is subject to common price adjustments in the form and terms provided in the UPI Towers SPA.

Sale of UPI Mobile Assets

On January 28, 2021, following a hearing held in December 2020 in connection with a competitive bidding process carried out in accordance with the RJ Plan Amendment, the RJ Debtors executed a sale and purchase agreement, or the UPI Mobile Assets SPA, to sell UPI Mobile Assets to the telecom companies Telefônica Brasil S.A., TIM S.A., and Claro S.A. (collectively, the “Mobile Assets Buyers”) for the amount of R$16.5 billion, subject to certain conditions precedent, including regulatory authorizations. The UPI Mobile Assets SPA also provides for transition services to be provided by Oi to the Mobile Assets Buyers for a period of up to 12 months, and a long term “take or pay” agreement with Oi and certain of its subsidiaries for the performance of services of transmission capacity.

Partial Sale of UPI InfraCo – Binding Proposal

On February 4, 2021, the RJ Debtors entered into an exclusivity agreement with Globenet Cabos Submarinos S.A., or Globenet, BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group, which we collectively refer to as the “InfraCo Prospective Buyers,” to negotiate the terms and conditions of our partial sale of shares representing a majority of the total capital stock of SPE InfraCo. Pursuant to the terms of the RJ Plan Amendment, we are required to maintain a significant interest in UPI InfraCo.

On April 12, 2021, RJ Debtors accepted a binding proposal from the InfraCo Prospective Buyers to purchase a portion of UPI InfraCo. Pursuant to the terms of the binding proposal, the InfraCo Prospective Buyers will acquire 57.9% of the voting and total capital stock of SPE InfraCo for consideration of approximately R$12.9 billion, which will take the form of: (1) cash payments for newly issued shares of SPE InfraCo; (2) cash payments for shares in SPE InfraCo held by us; and (3) the merger of Globenet with and into SPE InfraCo. The purchase price of the transaction is subject to earn-out and other adjustments based on certain performance indicators of SPE InfraCo, as agreed between us and the InfraCo Prospective Buyers in the binding proposal. The binding proposal gives the InfraCo Prospective Buyers the right to top any future bids that we may acquire in a competitive bidding process expected to be carried out in 2021 in accordance with the RJ Plan Amendment.

Consent Solicitation for 10.000%/12.000% Senior PIK Toggle Notes due 2025

On February 18, 2021, Oi announced that it was soliciting consents, or the Consent Solicitation, from holders of its PIK Toggle Notes for the adoption of certain proposed amendments, or the Proposed Amendments, to the indenture governing the PIK Toggle Notes, dated as of July 27, 2018, or the PIK Toggle Notes Indenture.

The Proposed Amendments primarily seek to align certain provisions of the PIK Toggle Notes Indenture with the terms of RJ Plan Amendment in order to, among other things, increase the Company’s financial flexibility and operating efficiency, and include certain other changes as a result of discussion with holders of the PIK Toggle Notes.  The Consent Solicitation expired at 5:00 p.m. (New York City time) on May 5, 2021, or the Expiration Date. As of the Expiration Date, the Company received consents from the holders of a majority in aggregate principal amount of the PIK Toggle Notes. Promptly following the Expiration Date, the Company, the guarantors party thereto and the trustee executed the first supplemental indenture to the PIK Toggle Notes Indenture to implement the Proposed Amendments.

Offering of InfraCo Debentures

On February 18, 2021, in accordance with the RJ Plan Amendment, SPE InfraCo launched a private offering of secured convertible debentures, or the InfraCo Debentures, in the total amount of up to R$2,500 million. The InfraCo Debentures must be subscribed and paid-in by May 17, 2021 and will mature within 24 months from the issue date, except in the events of an early redemption or early maturity as provided for in the indenture governing the InfraCo Debentures. The InfraCo Debentures are convertible into redeemable preferred shares issued by SPE InfraCo, which represent a majority of SPE InfraCo’s voting shares. As provided for in the RJ Plan Amendment, Oi, through its subsidiaries Telemar and Oi Mobile, will hold a call option for all the preferred shares held by the InfraCo Debenture holders as a result of any conversion. The InfraCo Debentures bear interest at the IPCA rate plus 11% per annum. The InfraCo Debentures are secured by certain assets of SPE InfraCo. The issuance of the InfraCo Debentures is subject to certain conditions precedent.

Results of Operations

The following discussion of our results of operations is based on our audited consolidated financial statements prepared in accordance with IFRS. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

As a result of our decision to dispose of certain businesses and/or isolated assets in connection with the RJ Plan Amendment, we have revised our comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued as of the balance sheet date of the last reporting period presented. The effects of the reclassifications are set forth in note 31 to our audited consolidated financial statements included in this annual report. For additional information regarding our discontinued operations, see “Item 4. Information on the Company—V. Assets Held-For-Sale and Discontinued Operations.”

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	% Change
	(in millions of reais, except percentages)

Net operating revenue	9,284	10,492	(11.5)
Cost of sales and services	(7,271)	(7,983)	(8.9)
Gross profit	2,013	2,510	(19.8)
Operating income (expenses)
Share of results of investees	32	(5)	n.m.
Selling expenses	(2,218)	(2,607)	(14.9)
General and administrative expenses	(2,748)	(2,781)	(1.2)
Other operating income (expenses), net	1,110	(484)	n.m.
Loss before financial income (expenses), net, and taxes	(1,811)	(3,367)	(46.2)
Financial income (expenses), net	(12,275)	(5,377)	128.3
Loss before taxes	(14,086)	(8,744)	61.1
Income tax and social contribution	3,551	13	n.m.
Loss from continuing operations	(10,535)	(8,731)	20.7
Profit (loss) from discontinued operations, net of taxes	7	(364)	(102.0)
Loss	(10,528)	(9,095)	15.8

______________

n.m. = not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue from continuing operations, as well as the percentage change from the prior year, for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	% Change
	(in millions of reais, except percentages)

Telecommunications in Brazil Segment:
Residential customer services:
Residential fixed-line services	2,589	3,282	(21.1)
Broadband services	2,243	2,186	2.6
Fixed-line interconnection	37	43	(14.0)
	4,869	5,511	(11.6)
Personal mobility services
Mobile telephony services (1)	209	219	(4.6)
	209	219	(4.6)
B2B services	3,894	4,435	(12.2)
Other services	93	140	(33.6)
Total telecommunications in Brazil	9,065	10,305	(12.0)
Other operations (2)	219	187	17.1
Net operating revenue	9,284	10,492	(11.5)

______________

(1)	Refers to revenue from long-distance calls that originate from mobile devices and terminate on fixed-line telephones in our concession areas.
(2)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 12.0% during 2020, principally due to a 11.6% decline in net operating revenue from residential services and a 12.2% decline in net operating revenue from B2B services, and a 4.6% decline in net operating revenue from personal mobility services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 52.4% of our net operating revenue during 2020. Residential customer services include fixed telephony services, including voice services and data communication services (broadband). Net operating revenue from residential services declined by 11.6%, primarily due to the decline in demand for legacy products. Demand for copper services continued to decline, as these services are replaced by mobile services and more advanced technologies in the residential services, with lower latency and greater reliability, such as fiber voice and broadband.

Net Operating Revenue from Residential Fixed-Line Services

Net operating revenue from residential fixed-line services declined by 21.1% during 2020, primarily due to a 9.4% decline in the number of residential fixed lines in service to 6.3 million as of December 31, 2020 from 7.0 million as of December 31, 2019, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic. These effects were partially offset by the migration of our copper fixed-line customers to fiber services.

As we implement our fiber strategy and the roll out continues, we partially offset the copper decline in the residential fixed-line services. As of December 31, 2020, we had 1.9 million fiber RGUs that accounted for R$343 million of our net operating revenue from residential fixed-line services and 4.4 million copper voice RGUs that accounted for R$2,283 million of our net operating revenue from residential fixed-line services. As of December 31, 2019, we had 523,000 fiber RGUs that accounted for R$54 million of our net operating revenue from residential fixed-line services and 6.5 million copper voice clients that accounted for R$3,271 million of our net operating revenue from residential fixed-line services. Meanwhile, copper voice revenues declined 30% during 2020, fiber voice revenues increased 537%.

Net Operating Revenue from Broadband Services

In the broadband services, our fiber strategy is even more noticeable. Net operating revenue from residential broadband services, which includes broadband services delivered through both our copper and fiber networks, increased by 2.6% during 2020, primarily as a result of: (1) a 223% increase in the number of our residential fiber subscribers to 2.0 million as of December 31, 2020 from 0.6 million as of December 31, 2019; and (2) a 40% decrease in the number of our residential ADSL subscribers to 2.1 million as of December 31, 2020 from 3.6 million as of December 31, 2019.

As of December 31, 2020, we had 1.9 million fiber RGUs that accounted for R$868 million of our net operating revenue from broadband services and 2.1 million copper broadband RGUs that accounted for R$1,375 million of our net operating revenue from broadband services. As of December 31, 2019, we had 606,000 fiber RGUs that accounted for R$173 million of our net operating revenue from broadband services and 3.6 million copper broadband RGUs that accounted for R$2,014 million of the net operating revenue from broadband services. In 2020, fiber broadband revenues increased 402% and copper broadband revenues decreased 32%.

As of December 31, 2020, our xDSL subscribers represented 64.0% of our total residential fixed lines in service and subscribed to plans with an average speed of 33.3 Mbps as compared to 60.0% of our total residential fixed lines in service at an average speed of 33.3 Mbps as of December 31, 2019. The substantial increase in average speed of our residential broadband subscriptions primarily reflects the success of our program to increase subscriptions over our expanding FTTH network.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 41.9% of our net operating revenue during 2020. B2B services include corporate solutions offered to our small, medium-sized, large corporate customers, including voice services and corporate data solutions, and certain wholesale customers. Net operating revenue from B2B services declined by 12.2%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR tariffs and VC fixed-to-mobile tariffs in February 2020 and February 2019, and (3) the slow recovery of Brazilian economy and the impacted activity from COVID-19 restrictions. All of this has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and to the downsizing or closing of many of our SME customers.

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

The following table sets forth the components of our operating expenses from continuing operations, as well as the percentage change from the prior year, for the years ended December 31, 2020 and 2019.
	Year Ended December 31,
	2020	2019	% Change
	(in millions of reais, except percentages)

Depreciation and amortization	4,342	4,538	(4.3)
Third-party services	3,174	3,523	(9.9)
Impairment losses (reversals)	(1,130)	2,111	n.m.
Personnel	1,738	1,866	(6.9)
Rental and insurance	1,482	1,616	(8.3)
Network maintenance services	469	616	(23.9)
Advertising and publicity	314	445	(29.4)
Interconnection	169	177	(4.5)
Provision for contingencies	136	212	(35.8)
Expected losses on trade receivables	134	299	(55.2)
Taxes and other expenses (income)	21	(320)	n.m.
Handsets and other costs	10	1	n.m.
Other operating expenses (income), net	237	(1,225)	n.m.
Total operating expenses	11,096	13,859	(19.9)

______________

n.m. = not meaningful.

Operating expenses declined by 19.9% during 2020, principally due to (1) a change in impairment losses (reversals), from impairment losses of R$2,111 during 2019 to impairment reversals of R$1,130 during 2020, and (2) a 9.9%, or R$349 million, decline in third-party services to R$3,174 million during 2020 from R$3,523 million during 2019. The effects of these factors were partially offset by a change in other operating expenses (income), from other operating income of R$1,225 million during 2019 to other operating expenses of R$237 million during 2020.

Depreciation and Amortization

Depreciation and amortization costs declined by 4.3% during 2020, primarily as a result of the increase in the amount of the property, plant and equipment of our continuing operations that have been fully depreciated.

Third-Party Services

Third-party service costs declined by 9.9% during 2020, primarily as a result of our cost reduction initiatives through automation and digitalization, with a direct impact on customer relations and billing, as well as energy efficiency initiatives through our renewable energy matrix.

Impairment Losses (Reversals)

During 2020, we performed an impairment test on our non-current assets under IAS 36 and recognized an impairment reversal of R$1,130 million in connection with previously recognized impairment losses. This impairment reversal was primarily due to the expected future profitability of assets with finite useful lives of the cash-generating units (CGU) from continuing operations, due to developments in the financial scenarios and indicators taken into account to estimate in our cash flows in the RJ Plan Amendment. We recorded impairment losses of R$2,111 million during 2019, primarily due to (1) the revision of our strategic plan, focused on improving operating and financial performance, using a sustainable business model that is designed to maximize the Company’s value in the context of our judicial reorganization; and (2) increased market competitiveness, mainly in the residential market, which accelerated the decline in the revenues from fixed-line services and DTH services. This impairment loss was fully allocated to the carrying value of our regulatory licenses.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 6.9% during 2020, principally due to a decline in direct employee expenses, including wages, taxes and benefits, the effects of which were partially offset by an increase in profit sharing and provisions for profit sharing as a result of our achieving the objectives of these programs.

Rental and Insurance

Rental and insurance costs declined by 8.3% during 2020. This reduction was primarily due to contractual renegotiations that took place at the end of 2019, which resulted in lower rental costs during 2020.

Network Maintenance Services

Network maintenance services costs declined by 23.9% during 2020, primarily as a result of (1) lower maintenance costs related to payphones following the approval of the PGMU, (2) the successful renegotiation of some of our maintenance contracts, and (3) a lower number of maintenance incidents as a result of our initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service.

Advertising and Publicity

Advertising and publicity expenses declined by 29.4% during 2020, primarily as a result of the confinement and social isolation measures imposed by the Brazilian government due to the COVID-19 pandemic, which culminated in store closures, especially in the second quarter of 2020.

Interconnection

Interconnection costs declined by 4.5% during 2020, primarily as a result of payment agreements with other telecommunications providers in the fourth quarter of 2019.

Provision for Contingencies

Provision for contingencies declined by 35.8% during 2020, primarily as a result of the consistent declined in the number of lawsuits filed against us during 2020, which was due to our improved service quality, which was also reflected in the reduction of ANATEL complaints.

Expected Losses on Trade Receivables

Expected losses on trade receivables declined by 55.2% during 2020, primarily as a result of an improvement in collection actions and a reduction in delinquency across all products during the year, due to continuous improvements in sale and credit analysis processes.

Handsets and Other Costs

Handsets and other costs increased from R$1 during 2019 to R$10 during 2020, primarily due to the reduction in sales volume of handsets due to our policy of not subsidizing the sale of this product.

Other Operating Expenses (Income), Net

Other operating expenses, net was R$237 million during 2020, consisting primarily of non-recurring expenses primarily due to tax on revenue amounting to R$85 million and our expected losses on receivables from government customers of R$114 million.

Other operating income, net was R$1,225 million during 2019, consisting primarily of the effects the accounting recognition during 2019 of R$1,518 million of PIS and COFINS credits as the result of a final and unappealable court decision permitting us to deduct ICMS from our tax base for the purposes of calculation PIS and COFINS and the recovery of previous overpayments of PIS and COFINS, the effects of which were partially offset by the derecognition during 2019 of R$167 million related to the reconciliation of tax credits and tax incentives from prior periods that we do not expect to be realized.

Loss before Financial Income (Expenses), Net, and Taxes

As a result of the foregoing, loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment declined by 37.6% to R$2,030 million during 2020 from R$3,254 million during 2019. As a percentage of consolidated net operating revenue, loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment was 21.9% during 2020 and loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment was 31.0% during 2019.

Operating expenses of our other operations increased by 99.8% to R$1 million during 2020 from R$300 million during 2019. We recorded profit before financial income (expenses), net, and taxes of our other operations of R$218 million during 2020 compared to loss before financial income (expenses), net, and taxes of R$113 million during 2019. As a percentage of consolidated net operating revenue, profit (loss) before financial income (expenses), net, and taxes of our other operations was 2.4% during 2020 and (1.1)% during 2019.

Our consolidated loss before financial income (expenses), net, and taxes declined by 46.2% to R$1,811 million during 2020 from R$3,367 million during 2019. As a percentage of consolidated net operating revenue, loss before financial income (expenses), net, and taxes was 19.5% during 2020 and 32.1% during 2019.

Financial Expenses, Net

Financial Income

Financial income increased by 59.7%, or R$1,571 million, to R$4,202 million during 2020 from R$2,632 million during 2019, primarily due to an increase in monetary correction and foreign exchange differences on fair value adjustment of R$2,777 million, to R$3,160 million during 2020 from R$383 million during 2019, primarily as a result of the 28.9% depreciation of the real against the U.S. dollar during this period. The effect of this factor was partially offset by our recording interest and monetary correction to other assets of R$437 million during 2020, compared to interest and monetary correction to other assets of R$1,897 million during 2019, primarily consisting of R$2,100 million recorded in 2019 related to the monetary restatement on PIS and COFINS credits resulting from the exclusion of ICMS from its calculation base and the recovery of previous overpayments of PIS and COFINS.

Financial Expenses

Financial expenses increased by 105.7%, or R$8,469 million, to R$16,478 million during 2020 from R$8,009 million during 2019, as a result of:

•         a R$5,579 million increase in monetary correction and exchange losses on third party borrowings to R$6,219 million during 2020 from R$641 million during 2019 primarily as a result of exchange rate loss due to the 28.9% depreciation of the real against the U.S. dollar during this period; and

•         a R$3,117 million increase in interest on and monetary correction to other liabilities to R$5,009 million during 2020 from R$1,892 million during 2019 primarily as a result of: (1) exchange rate loss and amortization of deferred gains relating to the present value adjustment of our onerous obligation recorded at the end of 2018 and 2019; and (2) exchange rate loss due to the 28.9% depreciation of the real against the U.S. dollar during this period.

The effects of these factors were partially offset primarily by a decline of 44.8%, or R$712 million, in monetary corrections to provisions to R$878 million during 2019 compared to R$1,590 million during 2019, principally as a result of our revision of the methodology used to calculate the provisions for losses in labor lawsuits and civil lawsuits during 2019 due to the revisions to our estimate model as a result of the history of terminations of lawsuits under the RJ Plan and our increased accumulated experience with estimating these losses.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2020 and 2019. We recorded an income tax and social contribution benefit of R$3,551 million during 2020 compared to an income tax and social contribution expense of R$13 million during 2019. The effective tax rate applicable to our loss before taxes was 25.2% during 2020 and the effective tax rate applicable to our profit before taxes was 0.1% during 2019. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2020	2019
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Equity in investees	0.1	0.0
Tax incentives	0.0	0.0
Permanent deductions (add-backs)	(1.7)	(2.0)
Reversal of (allowance for) impairment losses on deferred tax assets	(3.7)	(28.3)
Tax effects of deferred tax assets of foreign subsidiaries	(3.5)	(3.5)
Effective rate	25.2%	0.1%

The effective tax rate applicable to our loss before taxes was 25.2% during 2020, resulting in a tax credit, primarily as a result of: (1) the tax effects of a valuation allowance for impairment losses on deferred tax assets that were recognized for the companies that as of December 31, 2020, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which resulted in a decline in our tax assets by R$519 million and reduced the effective tax rate applicable to our loss before taxes by 3.7 p.p.; (2) the tax effects of unrecognized deferred tax assets regarding foreign subsidiaries that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss before taxes by 3.5 p.p.; and (3) the tax effects of permanent add-backs, mostly as a result of the effects of the recognition of the amortization of deferred gains relating to the fair value adjustment due to the restructured liabilities after confirmation of the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 1.7 p.p.

The effective tax rate applicable to our loss before taxes was 0.1% during 2019, resulting in a tax credit, primarily as a result of: (1) the tax effects of a valuation allowance for impairment losses on deferred tax assets that were recognized for the companies that as of December 31, 2019, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which resulted in a decline in our tax assets by R$2,474 million and reduced the effective tax rate applicable to our loss before taxes by 28.3 p.p.; (2) the tax effects of permanent add-backs, mostly as a result of the effects of the recognition of the amortization of deferred gains relating to the fair value adjustment due to the restructured liabilities after confirmation of the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 2.0 p.p.; and (3) the tax effects of unrecognized deferred tax assets regarding foreign subsidiaries that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss before taxes by 3.5 p.p.

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations declined by 20.7% to R$10.536 million during 2020 from R$8,731 million during 2019. As a percentage of net operating revenue, our loss from continuing operations was 113.5% during 2020 compared to 83.2% during 2019.

Profit (Loss) from Discontinued Operations, Net of Taxes

Profit from discontinued operations, net of taxes, in 2020 consisted of profit from UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center in the amount of R$7 million.

Loss from discontinued operations, net of taxes, in 2019 consisted of profit from UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center in the amount of R$364 million.

Loss

As a result of the foregoing, our consolidated loss increased by 15.8% to R$10,528 million during 2020 from R$9,095 million during 2019. As a percentage of net operating revenue, our consolidated loss was 113.4% during 2020 compared to 86.7% during 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.
	Year ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)

Net operating revenue	10,492	12,210	(14.1)
Cost of sales and services	(7,983)	(9,168)	(12.9)
Gross profit	2,510	3,042	(17.5)
Operating income (expenses)
Share of results of investees	(5)	(13)	(61.5)
Selling expenses	(2,607)	(2,639)	(1.2)
General and administrative expenses	(2,781)	(2,734)	1.7
Other operating income (expenses), net	(484)	(4,419)	(89.1)
Loss before financial income (expenses), net, and taxes	(3,367)	(6,764)	(50.2)
Financial income (expenses), net	(5,377)	26,691	n.m.
Profit (loss) before taxes	(8,744)	19,928	n.m.
Income tax and social contribution	13	3,292	n.m.
Profit (loss) from continuing operations	(8,731)	23,220	n.m.
Profit from discontinued operations, net of taxes	(364)	1,396	(126.1)
Profit (loss)	(9,095)	24,616	n.m.

______________

n.m. = not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue from continuing operations, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)

Telecommunications in Brazil Segment:
Residential customer services:
Residential fixed-line services	3,282	4,170	(21.3)
Broadband services	2,186	2,423	(9.8)
Fixed-line interconnection	43	53	(18.9)
	5,511	6,646	(17.1)
Personal mobility services
Mobile telephony services (1)	219	201	(9.0)
	219	201	(9.0)
B2B services	4,435	4,936	(10.1)
Other services	140	227	(38.3)
Total telecommunications in Brazil	10,305	12,010	(14.2)
Other operations (2)	187	200	(6.5)
Net operating revenue	10,492	12,210	(14.1)

______________

n.m. = not meaningful.

(1)	Refers to revenue from long-distance calls that originate from mobile devices and terminate on fixed-line telephones in our concession areas.
(2)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 14.1% during 2019, principally due to a 10.1% decline in net operating revenue from B2B services and a 17.1% decline in net operating revenue from residential services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 52.5% of our net operating revenue during 2019. Residential customer services include fixed telephony services, including voice services and data communication services (broadband). Net operating revenue from residential services declined by 17.1%, primarily due to our initiative to proactively reduce incentives for the sale of copper services, combined with the natural downward trend of these revenues. During 2019, we initiated our fiber strategy and directed efforts and investments to the execution of our fiber expansion plan.

Net Operating Revenue from Residential Fixed-Line Services

Net operating revenue from residential fixed-line services declined by 21.3% during 2019, primarily due to a 15.4% decline in the number of residential fixed lines in service to 7.0 million as of December 31, 2019 from 8.3 million as of December 31, 2018, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings and other plans offering unlimited minutes of usage, which generate greater revenue per user.

As of December 31, 2019, we had 523,000 fiber RGUs that accounted for R$54 million of our net operating revenue from residential fixed-line services and 6.5 million copper voice RGUs that accounted for R$3,271 million of our net operating revenue from residential fixed-line services. As of December 31, 2018, we had 44,000 fiber RGUs that accounted for R$2 million of our net operating revenue from residential fixed-line services and 8.2 million copper voice RGUs that accounted for R$4,222 million of our net operating revenue from residential fixed-line services. During 2019, fiber was still an incipient process and was not a relevant substitute for copper in our residential fixed line services.

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

As of December 31, 2019, we had 606,000 fiber RGUs that accounted for R$173 million of our net operating revenue from broadband services and 3.6 million copper broadband RGUs that accounted for R$2,014 million of our net operating revenue from broadband services. As of December 31, 2018, we had 77,000 fiber RGUs that accounted for R$22 million of our net operating revenue from broadband services and 4.8 million copper broadband RGUs that accounted for R$2,401 million of our net operating revenue from broadband services. In 2019, fiber broadband revenues increased 685.3% and copper broadband revenues decreased 16.1%.

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

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 42.3% of our net operating revenue during 2019. B2B services include corporate solutions offered to our small, medium-sized, large corporate customers, including voice services and corporate data solutions, and certain wholesale customers. Net operating revenue from B2B services declined by 10.1%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR tariffs and VC fixed-to-mobile tariffs in February 2019 and February 2018, and (3) the slow recovery of Brazilian economic activity, which has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers.

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

The following table sets forth the components of our operating expenses from continuing operations, as well as the percentage change from the prior year, for the years ended December 31, 2019 and 2018.
	Year Ended December 31,
	2019	2018	% Change
	(in millions of reais, except percentages)

Depreciation and amortization	4,538	4,014	13.1
Third-party services	3,523	3,477	1.3
Impairment losses	2,111	292	n.m.
Personnel	1,866	1,973	(5.4)
Rental and insurance	1,616	2,626	(38.5)
Network maintenance services	616	708	(13.0)
Advertising and publicity	445	329	35.3
Expected losses on trade receivables	299	402	(25.6)
Provision for contingencies	212	199	6.5
Interconnection	177	262	(32.4)
Taxes and other income	(320)	(326)	(1.8)
Handsets and other costs	1	0	n.m.
Other operating expenses (income), net	(1,225)	5,016	(124.4)
Total operating expenses	13,859	18,974	(27.0)

______________

n.m. = not meaningful.

Operating expenses declined by 27.0% during 2019, principally due to (1) a decline in other operating expenses (income), net to an income of R$1,225 million during 2019 from a expenses of R$5,016 million during 2018, and (2) a 38.5%, or R$1,010 million, decline in rental and insurance costs to R$1,616 million during 2019 from R$2,626 million during 2018. The effects of these factors was partially offset by (1) an increase in impairment losses to R$2,111 million during 2019 from R$292 million during 2018, and (2) a 13.1% increase in depreciation and amortization expenses to R$4,538 million during 2019 from R$4.014 million during 2018.

Depreciation and Amortization

Depreciation and amortization costs increased by 13.1% during 2019, primarily as a result of our implementation of IFRS 16 on January 1, 2019, which resulted in an increase in depreciation and amortization expenses with respect to right of use of assets during 2019.

Third-Party Services

Third-party service costs increased by 1.3% during 2019, primarily as a result of increased selling expenses due to the intensification of our commercial activity.

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

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 5.4% during 2019, principally due to gains in operational efficiency and increased productivity.

Rental and Insurance

Rental and insurance costs declined by 38.5% during 2019, primarily as a result of our implementation of IFRS 16 on January 1, 2019, which resulted in a declined in lease expenses during 2019.

Network Maintenance Services

Network maintenance services costs declined by 13.0% during 2019, primarily as a result of (1) lower maintenance costs related to payphones following the approval of the PGMU, (2) the successful renegotiation of some of our maintenance contracts, and (3) a lower number of maintenance incidents as a result of our initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service.

Advertising and Publicity

Advertising and publicity expenses increased by 35.3% during 2019, primarily as a result of an intensification of our advertising campaigns, particularly for our FTTH services.

Expected Losses on Trade Receivables

Expected losses on trade receivables declined by 25.6% during 2019, primarily as a result of a reduction in our level of customer defaults, particularly in our B2B business.

Provision for Contingencies

Provision for contingencies increased by 6.5% during 2019, primarily as a result of our revision of the methodology used to calculate the provisions for losses in labor lawsuits and civil lawsuits related to the financial interest agreements described under “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Financial Interest Agreements (PEX and PCT)” due to the revisions to our estimate model as a result of the history of terminations of lawsuits under the RJ Plan and our increased accumulated experience with estimating these losses.

Interconnection

Interconnection costs declined by 32.4% during 2019, primarily as a result of the declines in MTR tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2019 and February 2018, the effects of which were partially offset by an increase in interconnection traffic.

Taxes and Other Income

Taxes and other income declined by 1.8% during 2019, primarily due to a decrease in other tax expenses, as a result of a decline in other revenues to which other taxes are associated, and a decrease in expenses for fines.

Handsets and Other Costs

Handsets and other costs increased by R$1 million during 2019, primarily due to the reduction in sales volume of handsets due to our policy of not subsidizing the sale of this product.

Other Operating Expenses(Income), Net

Other operating income, net was R$1,225 million during 2019, consisting primarily of the effects the accounting recognition during 2019 of R$1,518 million of PIS and COFINS credits as the result of a final and unappealable court decision permitting us to deduct ICMS from our tax base for the purposes of calculation PIS and COFINS and the recovery of previous overpayments of PIS and COFINS, the effects of which were partially offset by the derecognition during 2019 of R$167 million related to the reconciliation of tax credits and tax incentives from prior periods that we do not expect to be realized.

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

Loss before Financial Income (Expenses), Net, and Taxes

As a result of the foregoing, loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment declined by 51.3% to R$3,253 million during 2019 from R$6,681 million during 2018. As a percentage of consolidated net operating revenue, loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment was 31.0% during 2019 and loss before financial income (expenses), net, and taxes of our Telecommunications in Brazil segment was 54.7% during 2018.

Operating expenses of our other operations increased by 6.1% to R$300 million during 2019 from R$283 million during 2018. Loss before financial income (expenses), net, and taxes of our other operations increased by 36.9% to R$113 million during 2019 from R$83 million during 2018. As a percentage of consolidated net operating revenue, loss before financial income (expenses), net, and taxes of our other operations was (1.1)% during 2019 and (0.7)% during 2018.

Our consolidated loss before financial income (expenses), net, and taxes declined by 50.2% to R$3,367 million during 2019 from R$6,764 million during 2018. As a percentage of consolidated net operating revenue, loss before financial income (expenses), net, and taxes was 32.1% during 2019 and 55.4% during 2018.

Financial Expenses, Net

Financial Income

Financial income declined by 91.5% to R$2,632 million during 2019 from R$30,919 million during 2018, primarily due to (1) our recognition of the fair value of third-party borrowings and financing arising from the impacts of the ratification of the RJ Plan of R$13,290 million during 2018, (2) our recording no gains or losses on our restructuring of our third-party borrowings during 2019 compared to our recording a R$11,055 million gains as a result of the novation of the debt represented by the Defaulted Bonds, calculated pursuant to the RJ Plan, during 2018, (3) our recording reversal of interest and other income of R$170 million during 2019 compared to R$4,049 million, primarily as a result of the reversal of the interest expenses on debt included in the RJ Plan, adjusted in the period prior to the Brazilian Confirmation Date, of R$3,013 million and adjustment of trade payables and default payment to present value of R$877 million, during 2018, and (4) our recording monetary correction and foreign exchange difference on the fair value adjustment of R$383 million during 2019 compared to R$1,399 million during 2018.

The effects of these factors was partially offset by our recording interest and monetary correction to other assets of R$1,897 million during 2019, primarily consisting of R$2,100 million related to the monetary restatement on PIS and COFINS credits resulting from the exclusion of ICMS from its calculation base and the recovery of previous overpayments of PIS and COFINS, compared to interest and monetary correction to other assets of R$809 million during 2018.

Financial Expenses

Financial expenses increased by 89.4%, or R$3,780 million, to R$8,009 million during 2019 from R$4,228 million during 2018, primarily as a result of:

•	our recording interest expenses on borrowings and debentures payable to third parties of R$1,618 million during 2019 compared to our recording a reversal of interest expenses on borrowings and debentures payable to third parties of R$1,793 million, primarily as a result of the reversal of interest on debt included in the RJ Plan of R$3,115 million, partially offset by interest expenses on borrowings and debentures payable to third parties of R$1,362 million, during 2018;
•	an increase of R$1,363 million in monetary corrections to provisions to R$1,590 million during 2019 compared to R$227 million during 2018, principally as a result of our revision of the methodology used to calculate the provisions for losses in labor lawsuits and civil lawsuits during 2019 due to the revisions to our estimate model as a result of the history of terminations of lawsuits under the RJ Plan and our increased accumulated experience with estimating these losses;
•	a 51.2%, or R$641 million, increase in interest on and monetary correction to other liabilities to R$1,892 during 2019 from R$1,251 million during 2018, principally as a result of our recording R$742 million of exchange rate loss and amortization of deferred gains relating to the present value adjustment of our onerous obligation recorded at the end of 2018; and
•	our recording a R$185 million loss on cash investments classified as held-for-sale during 2019, primarily as a result of a R$404 million loss recorded based on our revision of the fair value of the cash investment and dividends receivable in Unitel, the effects of which were partially offset by a R$165 million exchange rate gain due to the 4.0% depreciation of the real against the U.S. dollar during this period, compared to a R$293 million gain on cash investments classified as held-for-sale during 2018, principally as a result of (1) a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar, during this period, and (2) R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment and the revision of the recoverable amount of dividends receivable from Unitel.

The effects of these factors were partially offset primarily by a 74.3%, or R$1,854 million, decline in inflation and exchange losses on third-party borrowings to R$640 million during 2019 from R$2,494 million during 2018, principally as a result of the positive impact on our U.S. dollar-denominated debt of the 4.0% depreciation of the real against the U.S. dollar during 2019 as compared to the 17.1% depreciation of the real against the U.S. dollar during 2018, as well as our recording capital gains associated to the novation of debts arising on the Defaulted Bonds of R$555 million during 2019.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2019 and 2018. We recorded an income tax and social contribution expense of R$13 million during 2019 compared to an income tax and social contribution benefit of R$3,292 million during 2018. The effective tax rate applicable to our loss before taxes was 0.1% during 2019 and the effective tax rate applicable to our profit before taxes was (16.5)% during 2018. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2019	2018
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Equity in investees	0.0	0.0
Tax incentives	0.0	0.0
Permanent deductions (add-backs)	(2.0)	(64.3)
Reversal of (allowance for) impairment losses on deferred tax assets	(28.3)	13.8
Tax effects of deferred tax assets of foreign subsidiaries	(3.5)	0.0
Effective rate	0.1%	(16.5)%

The effective tax rate applicable to our loss before taxes was 0.1% during 2019, resulting in a tax credit, primarily as a result of: (1) the tax effects of a valuation allowance for impairment losses on deferred tax assets that were recognized for the companies that as of December 31, 2019, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which resulted in a decline in our tax assets by R$2,474 million and reduced the effective tax rate applicable to our loss before taxes by 28.3 p.p.; (2) the tax effects of permanent add-backs, mostly as a result of the effects of the recognition of the amortization of deferred gains relating to the fair value adjustment due to the restructured liabilities after confirmation of the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 2.0 p.p.; and (3) the tax effects of unrecognized deferred tax assets regarding foreign subsidiaries that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss before taxes by 3.5 p.p.

The effective tax rate applicable to our income before taxes was (16.5)% during 2018, resulting in a tax benefit despite our generating income before taxes, primarily as a result of permanent deductions, mostly as a result of the effects of the novation of our debt obligations due to the confirmation of the RJ Plan, which reduced our effective tax rate by 64.3 p.p. The effects of this factor was partially offset by the tax effects of a valuation allowance for impairment losses on deferred tax assets, which resulted in a decline in our tax assets by R$2,757 million, that were recognized for the companies that as at December 31, 2018, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which increased our effective tax rate by 13.8 p.p.

Profit (Loss) from Continuing Operations

As a result of the foregoing, we recorded loss from continuing operations of R$8,731 million during 2019 compared to profit from continuing operations of R$23,220 million during 2018. As a percentage of net operating revenue, our loss from continuing operations was 83.2% during 2019 compared to profit of 190.2% during 2018.

Profit (Loss) from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes, in 2019 consisted of profit from UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center in the amount of R$364 million.

Profit from discontinued operations, net of taxes, in 2018 consisted of profit from UPI Mobile Assets, UPI InfraCo, UPI TVCo and UPI Data Center in the amount of R$1,396 million.

Profit (Loss)

As a result of the foregoing, we recorded consolidated loss of R$9,095 million during 2019 compared to consolidated profit of R$24,616 million 2018. As a percentage of net operating revenue, our loss was 86.7% during 2019 compared to profit of 201.6% during 2018.

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

•         dividends, return on capital or other distributions made between the RJ Debtors;;

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

As a result of the commencement of our RJ Proceedings in June 2016, our access to short-term and long-term loans and our ability to sell debt securities in domestic and international capital markets was substantially curtailed. However, in February 2020, we returned to the domestic capital markets with the subscription of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures. Furthermore, on February 18, 2021, SPE InfraCo launched a private offering of secured convertible debentures, or the InfraCo Debentures, in the total amount of up to R$2,500 million.

Our capital expenditures from continuing operations during the years ended December 31, 2020, 2019 and 2018 were R$3,455 million, R$4,157 million and R$3,557 million, respectively. We believe that our continued program of capital expenditures is necessary in order for us to operate in the competitive environment for telecommunications services in Brazil.

As of December 31, 2020, our consolidated cash and cash equivalents and short-term investments amounted to R$4,302 million. As of December 31, 2020, we had working capital (consisting of current assets less current liabilities, excluding assets held-for-sale and liabilities of assets-held-for-sale) of R$4,206 million.

We generated cash flows from investing activities through the sale on January 24, 2020 by Africatel of all of its shares in PT Ventures for an aggregate purchase price of US$1 billion, and we generated cash flows from financing activities through the subscription in February 2020 of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures. In addition, on February 18, 2021, SPE InfraCo launched a private offering of secured convertible debentures, or the InfraCo Debentures, in the total amount of up to R$2,500 million.

We anticipate that we will be required to spend approximately R$9,852 million to meet our long-term contractual obligations and commitments from continuing operations during the years ending December 31, 2021 and 2022. We expect to use proceeds from our sale of our UPIs and non-core assets, including the sale of PT Ventures and the sale of certain properties, proceeds from borrowings from Brazilian and international financial institutions under new export credit facilities, proceeds from Oi Mobile’s sale of its non-convertible debentures, together with our operating cash flows and our cash and cash equivalents and short-term cash investments to fund our capital expenditures.

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

We have prepared our audited consolidated financial statements under the assumption that we will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. See“— Financial Presentation and Accounting Policies— Presentation of Financial Statements.” Our company has been successfully discharging the obligations set forth in the RJ Proceedings and even though there are no indications in this regard, we emphasize that these conditions and circumstances indicate, by their own nature, uncertainties that may affect the success of the RJ Proceedings and raised substantial doubts as to our ability to continue as a going concern.

Cash Flow

The following table sets forth certain information about our consolidated cash flows for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)

Net cash (used) generated in operating activities – continuing operations	787	(2,168)	(655)
Net cash generated in operating activities – discontinued operations	3,619	4,358	3,518
Net cash generated in operating activities	4,407	2,190	2,863
Net cash (used) generated in investing activities – continuing operations	1,098	(3,580)	(3,328)
Net cash used in investing activities – discontinued operations	(4,242)	(3,270)	(1,689)
Net cash used in investing activities	(3,144)	(6,851)	(4,917)
Net cash (used) generated in financing activities – continuing operations	1,677	3,306	(424)
Net cash (used) generated in financing activities – discontinued operations	(877)	(949)	0
Net cash (used) generated in financing activities	800	2,357	(424)
Foreign exchange differences on cash equivalents	205	—	1
Cash and cash equivalents transferred to held for sale	(242)	—	—
Net change in cash and cash equivalents	2,026	(2,303)	(2,477)
Cash and cash equivalents at the beginning of the year	2,082	4,385	6,863
Cash and cash equivalents at the end of the year	4,108	2,082	4,385

Our primary source of operating funds has historically been cash flow generated from our operations, and we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing. Our access to new funds to finance our investments in property, plant and equipment in the form of bank loans, vendor financing, capital markets and other forms of financing was substantially curtailed following the commencement of our RJ Proceedings in June 2016. However, in February 2020, we returned to the domestic capital markets with the issuance of an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible debentures. Furthermore, on February 18, 2021, SPE InfraCo launched a private offering of secured convertible debentures, or the InfraCo Debentures, in the total amount of up to R$2,500 million.

Cash Flows for the Year Ended December 31, 2020

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$4,407 million during the year ended December 31, 2020.

Net cash provided by operating activities from continuing operations was R$787 million during the year ended December 31, 2020, primarily as a result of: (1) the effects of our incurrence of losses on non-cash charges, interest income, inflation adjustments and exchange differences of R$10,513 million; and (2) the effects of our incurrence of non-cash depreciation and amortization expenses of R$4,342 million. The effects of these factors were partially offset primarily by: (1) the effects of our incurrence of non-cash adjustment to fair value of our borrowings and financings of R$1,747 million; and (2) the effects of our non-cash impairment reversals of R$1,130 million.

Net cash provided by operating activities from discontinued operations was R$3,619 million during the year ended December 31, 2020.

Cash Flows Used in Investing Activities

Net cash used in investing activities was R$3,144 million during the year ended December 31, 2020.

Net cash provided by investing activities from continuing operations was R$1,098 million during the year ended December 31, 2020, primarily consisting of: (1) our receipt of R$4,132 million in cash from the sale on January 24, 2020 by Africatel of all of its shares in PT Ventures; and (2) our realizing net redemption of judicial deposits of R$647 million. The effects of these factors were partially offset primarily by investments of R$3,455 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Net cash used in investing activities from discontinued operations was R$4,242 million during the year ended December 31, 2020.

Cash Flows Provided by Financing Activities

Financing activities provided net cash of R$800 million during the year ended December 31, 2020.

Financing activities from continuing operations provided net cash of R$1,677 million during the year ended December 31, 2020, primarily consisting of the R$2,486 million net proceeds of the issuance of Oi Mobile’s non-convertible debentures, the effects of which were partially offset by our incurrence of R$597 million of lease financing costs.

Financing activities from discontinued operations used net cash of R$877 million during the year ended December 31, 2020.

Cash Flows for the Year Ended December 31, 2019

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,190 million during the year ended December 31, 2019.

Net cash used in operating activities from continuing operations was R$2,168 million during the year ended December 31, 2019, primarily as a result of: (1) the effects of our incurrence of non-cash depreciation and amortization expenses of R$4,538 million; (2) the effects of our incurrence of losses on non-cash charges, interest income, inflation adjustments and exchange differences of R$2,762 million; (3) the effects of our incurrence of non-cash impairment losses of R$2,111 million; and (4) the effects of our incurrence of non-cash inflation adjustments to provisions of R$1,590 million. The effects of these factors were partially offset primarily by the effects of our incurrence of non-cash tax recoveries of R$3,618 million.

Net cash provided by operating activities from discontinued operations was R$4,358 million during the year ended December 31, 2019.

Cash Flows Used in Investing Activities

Net cash used in investing activities was R$6,851 million during the year ended December 31, 2019.

Net cash used in investing activities from continuing operations was R$3,580 million during the year ended December 31, 2019, primarily consisting of investments of R$4,157 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience, the effects of which were partially offset primarily by our realizing net redemption of judicial deposits of R$716 million.

Net cash used in investing activities from discontinued operations was R$3,270 million during the year ended December 31, 2019.

Cash Flows Provided by Financing Activities

Financing activities provided net cash of R$2,257 million during the year ended December 31, 2019.

Financing activities from continuing operations provided net cash of R$3,306 million during the year ended December 31, 2019, primarily consisting of the R$4,000 million proceeds of our issuance and sale of 3,225,806,451 common shares, the effects of which were partially offset by our incurrence of R$541 million of lease financing costs.

Financing activities from discontinued operations used net cash of R$949 million during the year ended December 31, 2019.

Cash Flows for the Year Ended December 31, 2018

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,863 million during the year ended December 31, 2018.

Net cash used in operating activities from continuing operations was R$655 million during the year ended December 31, 2018, primarily as a result of: (1) the effects of our incurrence of non-cash adjustment to fair value of our borrowings and financings of R$13,929 million; (2) the effects of our incurrence of non-cash gain on restructuring of third-party borrowings of R$11,055; (3) the effects of our incurrence of non-cash gains on charges, interest income, inflation adjustments and exchange differences of R$2,043 million; and (4) the effects of our incurrence of non-cash present value adjustments to other liabilities of R$1,167 million.

The effects of these factors were partially offset primarily by: (1) the effects of our incurrence of non-cash depreciation and amortization expenses of R$4,014 million; and (2) the effects of our incurrence of non-cash losses on onerous obligations of R$4,884 million.

Net cash provided by operating activities from discontinued operations was R$3,518 million during the year ended December 31, 2018.

Cash Flows Used in Investing Activities

Net cash used in investing activities was R$4,917 million during the year ended December 31, 2018.

Net cash used in investing activities from continuing operations was R$3,328 million during the year ended December 31, 2018, primarily consisting of investments of R$3,558 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience, the effects of which were partially offset primarily by our realizing net redemption of judicial deposits of R$1,083 million.

Net cash used in investing activities from discontinued operations was R$1,689 million during the year ended December 31, 2018.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$424 million during the year ended December 31, 2018, primarily consisting of cash used: (1) to make installment payments under our tax refinancing plan in the aggregate amount of R$265 million; and (2) to repay principal of R$162 million related to the mediation of payments of our borrowings and financing as a result of the RJ Proceedings.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Continuing operations:
Borrowings and financings(1)	1.316	9.047	14.279	26.926	51.568
Lease liabilities	655	1,575	713	3,115	6,058
Pension plan payables(2)	—	344	344	344	1,032
Other payables(2)	534	3,162	1,900	2,804	8,400
Unconditional purchase obligations(3)	1,971	—	—	—	1,971
Concession fees(4)	78	21	7	—	106
Total contractual obligations and commitments from continuing operations	4,554	14,149	17,243	33,189	69,135
Discontinued operations:
Lease liabilities	1,034	3,098	1,602	3,904	9,638
Total contractual obligations and commitments from discontinued operations	1,034	3,098	1,602	3,904	9,638
Total	5,588	17,247	18,845	37,093	78,773

______________

(1)	Includes estimated future payments of interest on our borrowings and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2020 and assuming that all amortization payments and payments at maturity on our borrowings and financings will be made on their scheduled payment dates and that we elect to pay cash interest for all applicable periods under the PIK Toggle Notes.
(2)	Cash flow estimated in connection with the RJ Plan.
(3)	Consists of purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2020.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,810 million as of December 31, 2020. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our audited consolidated financial statements included in this annual report.

Indebtedness

On a consolidated basis as of December 31, 2020, our U.S. dollar-denominated indebtedness was R$16,259 million, our real-denominated indebtedness was R$9,502 million, and our Euro-denominated indebtedness was R$590 million, in each case after giving effect to the fair value adjustment of our indebtedness. As of December 31, 2020, our U.S. dollar-denominated indebtedness bore interest at an average rate of 6.4% per annum, our real-denominated indebtedness bore interest at an average rate of 3.3% per annum, and our Euro-denominated indebtedness does not bear interest. As of December 31, 2020, 35.9% of our indebtedness, after giving effect to the fair value adjustment of our indebtedness, debt bore interest at floating rates.

Short-Term Indebtedness

As of December 31, 2020, our short-term debt, consisting of the current portion of long-term borrowings and financings, was R$425 million, after giving effect to the fair value adjustment of our indebtedness. Under our financing policy, we generally do not incur short-term indebtedness.

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

Our debt instruments with BNDES require that Oi complies with financial covenants relating to the maintenance of the following ratios on a quarterly basis:

  our ratio of shareholders’ equity to total assets;
  our ratio of EBITDA to interest paid on our indebtedness;
  our ratio of EBITDA (less taxes) to amortization and interest expense (less short-term year-end cash);
  our ratio of total debt to EBITDA; and
  our ratio of short-term debt minus cash to EBITDA.

Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with any two of these ratios. Pursuant to the RJ Plan Amendment, as of the RJ Plan Amendment Confirmation Date (October 8, 2020), we are exempt from complying with these financial covenants until the earlier of financial settlement of the sale of UPI Mobile Assets or May 30, 2022. Accordingly, during this period, any noncompliance with these financial covenants will not cause the acceleration of our debt, among other contractually prescribed consequences.

The cross-default or cross-acceleration clauses instruments governing our other indebtedness (other than Oi Mobile’s non-convertible debentures) provide that an event of default under our debt instruments with BNDES do not trigger an event of default under our other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2020, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Some of our debt instruments require that Oi or Telemar comply with financial covenants on a quarterly basis. As of December 31, 2020, we were in compliance with these financial covenants.

The table below sets forth our long-term borrowings and financings as of December 31, 2020.

	Outstanding Amount	Final Maturity
	(in millions of reais)

PIK Toggle Notes	9,000	July 2025
Oi 12th issuance of debentures	4,666	February 2035
Telemar 6th issuance of debentures	2,602	February 2035
Oi Mobile debentures	3,584	January 2022
Restructured Export Credit Agreements(1)	8,825	February 2035
Restructured BNDES credit agreements	4,257	February 2033
Restructured Brazilian credit agreements and CRIs	2,071	February 2035
Non-Qualified Credit Agreement	493	February 2030
Local currency financial institution	31	November 2026
Default Recovery in Reais	207	February 2042
Default Recovery in foreign currency	5,783	February 2042
Total gross borrowings and financing	41,519
Incurred debt issuance costs	(27)
Fair value adjustment	(15,148)
Current portion	(425)
Non-current indebtedness	25,919

______________

(1)	Represents four Restructured Export Credit Agreements.

The following discussion briefly describes certain of our significant outstanding indebtedness.

PIK Toggle Notes

The PIK Toggle Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with the principal amount to be fully paid at maturity. The PIK Toggle Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF. The PIK Toggle Notes accrued and will accrue interest from February 5, 2018 until February 5, 2020 at a fixed rate of 10.0% per annum, payable in cash. Interest on the PIK Toggle Notes will thereafter accrue as follows:

•	from February 5, 2020 until August 5, 2021, at either (at the sole discretion of Oi): (1) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (2) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding PIK Toggle Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and
•	thereafter, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Consent Solicitation for 10.000%/12.000% Senior PIK Toggle Notes due 2025

On February 18, 2021, Oi announced that it was soliciting consents, or the Consent Solicitation, from holders of its PIK Toggle Notes for the adoption of certain proposed amendments, or the Proposed Amendments, to the indenture governing the PIK Toggle Notes, dated as of July 27, 2018, or the PIK Toggle Notes Indenture.

The Proposed Amendments primarily seek to align certain provisions of the PIK Toggle Notes Indenture with the terms of RJ Plan Amendment in order to, among other things, increase the Company’s financial flexibility and operating efficiency, and include certain other changes as a result of discussion with holders of the PIK Toggle Notes.  The Consent Solicitation expired at 5:00 p.m. (New York City time) on May 5, 2021, or the Expiration Date. As of the Expiration Date, the Company received consents from the holders of a majority in aggregate principal amount of the PIK Toggle Notes. Promptly following the Expiration Date, the Company, the guarantors party thereto and the trustee executed the first supplemental indenture to the PIK Toggle Notes Indenture to implement the Proposed Amendments.

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

Oi Mobile Debentures

In February 2020, an investor subscribed for an aggregate amount of R$2,500 million of Oi Mobile’s non-convertible secured debentures, or the Oi Mobile Debentures. The Oi Mobile Debentures are guaranteed by Oi and Telemar and are secured by a pledge of cash flows from our receivables in an amount up to R$200 million per month and a first-priority lien on our right to use mobile frequencies. The Oi Mobile Debentures mature in January 2022 in the event that we raise more than R$5 billion from our divestments by July 31, 2020, and will amortize at a rate of R$100 million per month beginning in August 2020 through January 2022 in the event that we do not achieve this divestment target. The Oi Mobile Debentures bear PIK interest, capitalized monthly, through January 2021 at a rate of 12.66% per annum based on the daily U.S. dollar equivalent principal amount determined in accordance with the daily exchange rate between the U.S. dollar and the Brazilian real, and interest at a rate of 13.61% per annum, payable in cash, thereafter.

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
126

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

Directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of the members of Oi’s board of directors expire at the annual shareholders’ meeting in 2023. Generally, members of Oi’s board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Oi’s by-laws do not contain any citizenship or residency requirements for members of Oi’s board of directors. However, a member’s tenure is conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a term of at least three years after the end of such member’s term of office.

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

The following table sets forth certain information with respect to the members of Oi’s board of directors as of the date of this annual report.
Name	Position	Member Since	Age
Eleazar de Carvalho Filho	Chairman	January 2018	63
Marcos Grodetzky	Vice-Chairman	January 2018	64
Henrique José Fernandes Luz	Director	September 2018	65
Maria Helena dos Santos Fernandes de Santana	Director	September 2018	61
Paulino do Rego Barros Jr.	Director	September 2018	64
Roger Solé Rafols	Director	December 2018	47
Claudia Quintella Woods	Director	March 2020	45
Armando Lins Netto (1)	Director	March 2020	52
Luis Maria Viana Palha da Silva (2)	Director	October 2020	65
Mateus Affonso Bandeira (2)	Director	October 2020	51
Raphael Manhães Martins	Member	April 2021	38

______________

(1)	Mr. Netto’s tenure became effective on June 3, 2020.
(2)	Mr. Silva’s and Mr. Bandeira’s tenures became effective on January 20, 2021.

We summarize below the business experience, areas of expertise and principal outside business interests of Oi’s directors.

Directors

Eleazar de Carvalho Filho. Mr. Carvalho has served as the chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. He is a founding partner of Virtus BR Partners - an independent financial consulting company - and Sinfonia Capital. Before founding Virtus BR Partners, Eleazar was partner and CEO of Unibanco Investment Bank, President of BNDES, and CEO of UBS Brasil. Previously, Eleazar was responsible for the Corporate Finance division of Banco Garantia at the Rio de Janeiro office, Director and Treasurer of Alcoa Alumínio, and Director of the international area of Crefisul (Citigroup). Eleazar has extensive experience as a director of major listed companies in Brazil and abroad, and was a member of the boards of Brookfield Renewable Partners L.P, Tele Norte Leste Participações, Petrobras, Companhia Vale do Rio Doce, Eletrobrás, Alpargatas, among others, and was also Chairman of BHP Billiton Brazil. Eleazar is currently a director at Brookfield Renewable Corporation, TechnipFMC plc and the Companhia Brasileira de Distribuição (Pão de Açúcar/Cnova N.V. Group). He is also the president of the Brazilian Symphony Orchestra Foundation’s curator council. Eleazar has a degree in Economics from New York University, with a Master’s Degree in International Relations from The Johns Hopkins University.

Marcos Grodetzky. Mr. Grodetzky has served as the vice-chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. Previously, he served as an alternate member of Oi’s board of directors from September 2015 until July 2016 and as a member of Oi’s board of directors from July 2016 until September 2016. Mr. Grodetzky is an independent member of the board of directors of Constellation Oil Services and Cellera Farmacêutica S.A., and Chairman of the Board of Directors of Burger King Brasil. He is the founding partner of Mediator Assessoria Empresarial, a company that, since 2011, acts with mediation between companies and shareholders, in addition to offering strategic and financial consulting services. Until October 2013, Mr. Grodetzky was Executive Chairman of DGB S.A., a logistics holding company belonging to Grupo Abril S.A. and parent company of the following companies: Dinap – Distribuidora– Nacional de Publicações, Treelog S.A. – Logística e Distribuição, and TEX Courier (Total Express). From 2002 to 2011, he was vice president of finance and investor relations for Telemar/Oi, Aracruz Celulose/Fibria and Cielo S.A. He worked for 25 years in the Corporate, Investment Bank and International Banking areas at Citibank, Nacional, Unibanco, Safra and HSBC. He has a bachelor’s degree in Economics from the Federal University of Rio de Janeiro in 1978 and participated in the Senior Management Program of INSEAD /FDC in 1993.

Henrique José Fernandes Luz. Mr. Fernandes Luz has served as a member of the Boards of Directors of Burger King do Brasil, Maringá Group (composed of closed companies from the steel and energy sectors), Oi S.A. and IRB RE. Mr. Fernandes Luz serves as chairman of the board of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). He was a partner of PricewaterhouseCoopers Auditores Independentes in a 43 year career until 2018. He holds a degree in Accounting Science in 1978 from the School of Political and Economic Sciences of Rio de Janeiro (Candido Mendes University Ensemble), attended several courses and executive programs at Harvard, Darden, London (Ontario) Business School, Universidad de Buenos Aires and Singularity University. He also serves as Vice President of the Board of São Paulo’s Modern Art Museum. He is a member of the boards of the Dorina Nowill Foundation for the Blind, the National Children’s and Youth Book Foundation and the Modern Art Museum – MAM Rio. Mr. Luz is also an academician and holder of Chair 59 of the Brazilian Academy of Accounting Sciences.

Maria Helena dos Santos Fernandes de Santana. Ms. Fernandes de Santana has served as a member of Oi’s board of directors since September 2018. She serves as a member of the board of directors and chairman of the audit committee of XP Inc., a financial services company listed on NASDAQ and as a member of the board of directors of Grupo BIG SA, a holding company in the retail sector. She was a trustee of the International Financial Reporting Standards Foundation, between January 2014 and December 2019. She was a member of the board of directors of Bolsas y Mercados Españoles – BME, a stock exchange in Spain, between April 2016 and June 2020; as a member of the audit committee of Itau Unibanco Holding S.A., financial services holding company between June 2014 and July 2020 and as a member of the board of directors of Companhia Brasileira de Distribuição, a retail company, between February 2013 and June 2017; a member of the board of directors of Totvs S.A, information technology company, between April 2013 and March 2017; a member of the board of directors of CPFL Energia S.A., an energy company, between April 2013 and April 2015. She was president between July 2007 and July 2012, and director, between July 2006 and July 2007, of the Brazilian Securities and Exchange Commission (“CVM”). She served as Chairperson of the Executive Committee of IOSCO - International Organization of Securities Commissions between 2011 and 2012. She represented CVM on the Financial Stability Board – FSB between 2009 and 2012. She worked at B3 between July 1994 and May 2006, since 2000 she has been responsible for supervising listed companies, attracting new companies and implementing the Novo Mercado. She was vice-president of the IBGC between 2004 and 2006. She has a bachelor’s degree in Economics from the University of São Paulo.

Paulino do Rego Barros Jr. Mr. Barros has served as a member of Oi’s board of directors since September 2018, a member of board of directors of Boa Vista Serviços (BOAS3.S.A.), since the IPO process that took place in October 2020, as a Coordinator of the Strategy, Operational Execution and Financial Risks Committee of the BVS. He served from September 2017 to April 2018 as interim CEO of Equifax, Inc. Headquartered in Atlanta, Equifax is a global leader in technology and information solutions, operating in 24 countries and employing approximately 10,000 people worldwide. Previously, Paulino led the company’s business in the Asia-Pacific region (from July to September 2017) and, from November 2015 to June 2017, led the company’s business of U.S. Information Solutions (USIS), Equifax’s largest business unit. From April 2010 to October 2015, he led Equifax’s international business unit in charge of Latin America, Europe, Asia-Pacific, and Canada. Before joining Equifax, in November 2008, he founded PB & C - Global Investments (LLC), an international consulting and investment firm, which he has presided since its creation. From January 2007 to November 2008, he was President of Global Operations at AT&T. He held several executive positions at BellSouth Corporation from December 2000 to January 2007, before BellSouth was acquired by AT&T in January 2007, including Corporate Product Director, President of BellSouth Latin America, Regional Corporate Vice President Latin America, and Planning and Operations Director of BellSouth International. From February 1996 to December 2000 he worked at Motorola Inc., he held the position of Corporate Vice President and Chief Executive Officer – Latin America Group and the position of Corporate Vice President and Chief Operating Officer – Market Operations – Americas, for the mobile telephony business unit. He also held various positions at The NutraSweet Company, as well as Monsanto Company in the US and Latin America. Between 2012 and 2015 he also served on the Advisory Board of Cingular Wireless, Converged Services Group, Alianza - BellSouth Corporation Latino Association - President, NII Holdings (NASDAQ: NIHD) - Adviser and member of the Risk Committee, and is currently part of the newly created McKinsey & Company, Inc. - Crisis Response Advisory Board. From 2006 to 2010 he served on the Audit and Finance Committee of Westminster Schools and the Red Cross (Red Cross) Georgia-US chapter between 2005 and 2008, both non-profit organizations. He has a degree in mechanical and electrical engineering from the School of Industrial Engineering and the School of Engineering of São José dos Campos, in São Paulo, and a master’s degree in business administration (MBA) by Washington University in St. Louis.

Roger Solé Rafols. Mr. Solé has 23 years of experience in telecommunications, in the areas of marketing, product development, innovation, strategy and P&L management. Rafols is Vice President of Marketing (CMO) of WeWork, since April 2020 and alternate member of BeMobi. Previously, he served as CMO for Sprint Corporation from 2015 to 2020, where he played a key role in the company’s turnaround and merger process with T-Mobile. Before that, he held the positions of Vice President of Marketing (CMO) (2009-2015) and Director of Consumer Marketing (2009-2011) at Tim Brasil. Previously, he was a Marketing Director (2006 to 2008) and Director of Value-Added Products and Services (2001 to 2006) at Vivo, having also worked at DiamondCluster (currently known as Oliver Wyman) from 1996 to 2001. He has a Bachelor’s and Master’s Degree in Business Administration from ESADE - Escuela Superior de Administración y Dirección de Empresas, Barcelona, and Graduate Degree in Audiovisual Business Management by UPF - Universitat Pompeu Fabra, Instituto Desarrollo Continuuo (IDEC), Barcelona. He also attended an MBA exchange program at UCLA - University of California, Los Angeles; Advanced Management Program (Senior Management Development Program) at IESE Business School, University of Navarra, Sao Paulo-Barcelona; and executive education program in Finance and Value Creation Strategy at Wharton, University of Pennsylvania.

Claudia Quintella Woods. Ms. Woods, with a background in strategic planning, marketing and sales, and proven expertise in digital start-ups and multinationals, is a Bachelor of Arts by Bowdoin College, with a double major in Environmental Sciences and Spanish, and secondary focus on Economics. She has a master’s degree in Business Administration from the COPPEAD institute of Universidade Federal do Rio de Janeiro (UFRJ) and completed the specialization program Building Ventures in Latin America, from Harvard Business School. She has been the General Officer of Uber Brasil since February 2019, having also served as the Retail Officer of Banco Original and as the Executive Superintendent Officer of Digital Channels (Corporative and Retail) of that bank. Formerly, she held the positions of CEO of Webmotors.com, Marketing and Digital Officer of Walmart.com, CEO of Netmovies, Marketing and Intelligence Officer for Latin America of Clickon, General Officer of Predicta, Product Senior Manager of L’Oréal Brazil, Marketing Relationship Manager of Ibest Company, and Senior Advisor of Kaiser Associates.

Armando Lins Netto. Mr. Netto has been CEO of Fleetcor in Brazil since June 2014 responsible for all businesses and companies in the region. Netto also worked at TIVIT, a multinational digital solutions company based in Brazil, as Vice-President from December 2006 to May 2014 and also responsible for business and technology services from December 2010 to May 2014. Prior to that, he was Executive Officer in the banking sector of Unisys from August 2004 until November 2006 and a consultant at McKinsey & Company at the São Paulo and London offices from October 1999 to January 2004. Mr. Netto holds a bachelor’s degree in Mechanical Engineering from Universidade Federal do Pará (UFPA - 1990), a master’s degree in Mechanical Engineering from the Universidade Estadual de Campinas (UNICAMP - 1993) and a PhD in Mechanical Engineering from the University of California, Berkeley (UCB - 1999).

Luis Maria Viana Palha da Silva. Mr. Silva previously served as a member of Oi’s Board of Directors between September 2015 and March 2018. He currently serves as the Chairman of the Board of Directors and Chief Executive Officer of Pharol, SGPS, S.A. He is Chairman of the General Meeting and member of the General and Supervisory Board of EDP, SA. He was a non-executive member of the Board of Directors of Kasmunaygas between 2019 and 2020. He was the Vice President of the Board of Directors and Executive Committee of GALP Energia from 2012 to 2015. Prior to that he was a non-executive member of the Board of Directors and Audit Committee of NYSE Euronext, from 2012 to 2013. He worked at Jerónimo Martins, SGPS, as CFO from 2001 to 2004, and as CEO from 2004 to 2010. He served as CFO of CIMPOR – Cimentos de Portugal from 1995 to 2001 and as Secretary of State for Commerce of the Government of Portugal, from 1992 to 1995, responsible for external economic relations – Commerce and Investment – and for the supervision of Domestic Commerce, food security and antitrust. Previously, he served as CFO of COVINA, Companhia Videira Nacional, from 1987 to 1992. He has a bachelor’s degree in Economics from Instituto Superior de Economia, 1978 and in Business Management from Universidade Católica Portuguesa, 1981. He has a specialization in Administration (Advanced Management Program) from University of Pennsylvania – Wharton School of Economics, 2005.

Mateus Affonso Bandeira. Mr. Bandeira currently serves on the Board of Directors of BR Distribuidora, since 2019, and Hospital Moinhos de Vento, since 2016. At Falconi Consultores de Resultado, Mr. Bandeira was Partner-President and CEO (between 2011 and 2017). In addition, he has previously been a member of the Board of Directors of Banco Pan (2011 to 2018), PDG Realty (2012 to 2016), and Terra Santo Agro (2016 to 2018) and Banrisul (2008 to 2011). He was a member of the Deliberative Council of Fundação Estudar between 2012 and 2017. In addition he was President and Director of Investor Relations at Banco do Estado do Rio Grande do Sul – Banrisul (2010 to 2011), and Director / Under Secretary of the Treasury of the State of Rio Grande do Sul (2007 to 2008). He also held positions as Secretary of Management and Planning at State of Rio Grande do Sul (2008 to 2010). Mr. Bandeira has also held posts in the Federal Senate of Brazil (2006) as well as the Ministry of Finance (2004 to 2006), and served as the Secretariat of Finance for the State of Rio Grande do Sul (1993 to 1999). Mr. Bandeira holds a degree in Computing from Universidade Católica de Pelotas, as well as graduate degrees in Corporate Finance and Management from Getulio Vargas Foundation and Universidade Federal do Rio Grande do Sul. He also obtained an MBA at the University of Pennsylvania Wharton School and a specialization for company presidents from Harvard Business School.

Raphael Manhães Martins. Mr. Martins has been partner at Faoro Advogados since 2010. He has been a member of the Fiscal Council of Vale S.A. since 2015. Previously, Mr. Martins served as a member of Oi’s fiscal council from April 2019 to April 2021. He was a member of the Board of Directors of Light S/A, from 2018 to 2019 and Eternit S.A., from 2015 to 2020, and member of Fiscal Council of Light S.A., from 2014 to 2018 and Fibria Celulose S/A, from 2016 to 2017. In addition, he was a professor at the Federal University of Rio de Janeiro in 2010 and at UERJ between the years 2007 and 2009. Mr. Martins holds a degree at State University of Rio de Janeiro (UERJ).

Executive Officers

The board of executive officers is Oi’s executive management body. Oi’s executive officers are Oi’s legal representatives and are responsible for Oi’s internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by Oi’s board of directors.

Oi’s by-laws require that the board of executive officers consists of between three and six members, including a chief executive officer, a chief financial officer, investor relations officer and chief legal officer. Oi’s by-laws provide that Oi’s chief executive officer may not serve as chairman of Oi’s board of directors. Each officer is responsible for business areas that Oi’s board of directors assigns to them and, other than Oi’s chief executive officer and Oi’s chief financial officer, need not have formal titles (other than the title of executive officer or “Diretor”).

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

The following table sets forth certain information with respect to the members of Oi’s board of executive officers as of the date of this annual report.

Name	Position	Date Elected/ Appointed	Age
Rodrigo Modesto de Abreu	Chief Executive Officer	January 2020	52
Camille Loyo Faria	Chief Financial Officer and Investor Relations Officer	October 2019	47
Antonio Reinaldo Rabelo Filho	Chief Legal Officer	October 2019	45
José Claudio Moreira Gonçalves	Executive Officer	March 2018	54
Bernardo Kos Winik	Executive Officer	March 2018	53

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of Oi’s current executive officers.

Rodrigo Modesto de Abreu. Mr. Abreu has served as Oi’s Chief Executive Officer since January 2020, having previously served as Chief Operating Officer since September 2019 and as a member of Oi’s board of directors from September 2018 to September 2019. Prior to joining Oi, he was Chief Executive Officer of Quod, a big data company focused on credit risk analysis, beginning in June 2017. He was Managing Partner of Giau Consultoria Empresarial Ltda, a boutique management consulting firm, from November 2016 to November 2017, and was at the same time member of the board of directors of Vogel Soluções em Telecomunicações e Informática S.A., which operates fiber optic telecommunication services. From March 2013 to May 2016, he was the Chief Executive Officer and Board Member of TIM Participações S.A. and Chief Executive Officer of TIM Celular S.A. From December 2008 to March 2013, he served as President of the Brazilian operations of Cisco Systems, one of the largest information technology companies globally. Prior to that, Mr. Abreu was also Managing Director of Cisco Systems for the North of Latin America and the Caribbean from May 2006 to December 2008, President of Nortel Networks Brazil, a telecommunications equipment company, from June 2004 to April 2006, and Chief Executive Officer of Promon Tecnologia Ltda., a technology services company, from July 2000 to June 2004. Mr. Abreu holds a degree in Electrical Engineering from the State University of Campinas and an MBA from the Stanford Graduate School of Business.

Camille Loyo Faria. Ms. Loyo Faria has served as Oi’s chief financial officer and investor relations officer since October 2019. Ms. Loyo Faria previously served as Director of Energy, Technology, Media, Telecom and Industries at Bank of America Merrill Lynch. Previously, she held director positions, through which she was responsible for energy, technology, media and telecom at Bradesco BBI and Morgan Stanley. Ms. Loyo Faria also has extensive executive experience in the telecommunications and infrastructure sector, having held positions as Chief Executive Officer of Multiner, Chief Financial Officer of Terna Participações and Strategy Leader at Embratel and Telecom Italia Group in Brazil and Latin America. Ms. Loyo Faria holds a degree in chemical engineering from Pontificia Universidade Católica in Rio de Janeiro, an MBA degree in finance from Ibmec in Rio de Janeiro and a master’s degree in industrial engineering from Pontificia Universidade Católica in Rio de Janeiro.

Antonio Reinaldo Rabelo Filho. Mr. Rabelo Filho has served as Oi’s chief legal officer since November 2019. Mr. Rabelo Filho began his career at PricewaterhouseCoopers Brasil, which he left for Oi in 2000, where he held financial and legal positions, most recently in the Tax Law Directorate from 2007 to 2017. Since 2017, Mr. Rabelo Filho has been a partner at his law firm and played an active role in Oi’s judicial reorganization process, serving, as well, as the foreign representative of Oi’s Judicial Reorganization in the courts of New York and the United Kingdom. Mr. Rabelo Filho has also held leadership positions on the board of the main technical associations in the telecommunications sector and is a member of the National and State Commissions of Tax Law and Judicial Recovery and Bankruptcy of the Brazilian Bar Association. Mr. Rabelo Filho is also member of Fiscal Board of Fundação Atlântico social security foundation. Mr. Filho holds a law degree from the Federal University of Bahia, a graduate degree in Business Law from IBMEC/RJ and a master’s degree in Tax Law from Pontificia Universidade Católica in São Paulo.

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

Bernardo Kos Winik. Mr. Winik has served as Oi’s chief client officer since March 2018. He previously served as Oi’s director of retail since December 2014 and director of retail sales from September 2011 to December 2014. He has experience in the technology, consulting and telecommunications markets, having worked in companies such as Claro, BS Consulting, NCR and EDS do Brasil. Mr. Winik holds a bachelor’s degree in information technology form Universidade Mackenzie and a post-graduate degree in business from Escola de Administração de Empresas de São Paulo (EAESP/FGV).

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

The members of Oi’s fiscal council are elected by Oi’s shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of Oi’s fiscal council expire at the annual shareholders’ meeting in 2022. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of Oi’s board of directors or Oi’s board of executive officers, spouses or relatives of any member of Oi’s board of directors or Oi’s board of executive officers, or our employees. To be eligible to serve on Oi’s fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to Oi’s fiscal council. Holders of Preferred Shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of Oi’s voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of Oi’s fiscal council and their alternates.
Name	Position	Member Since	Age
Pedro Wagner Pereira Coelho	Chairman	April 2016	72
Patricia Valente Stierli	Alternate	April 2019	64
Alvaro Bandeira	Member	April 2016	70
Wiliam da Cruz Leal	Alternate	April 2018	64
Daniela Maluf Pfeiffer	Member	April 2018	50
Salete Garcia Pinheiro	Alternate	April 2021	66
Cristiane do Amaral Mendonça (1)	Member	April 2021	40
Marco Antônio de Almeida Lima (1)	Alternate	April 2020	28

______________

(1)	Elected by Oi’s preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of Oi’s fiscal council and their alternates.

Fiscal Council Members

Pedro Wagner Pereira Coelho. Mr. Coelho was the Audit Committee Chairman of Magnesita Refratários S/A from April 2008 to March 2019, member of the Audit Committee of Parnaíba Gás Natural S/A from October 2015 to March 2017 member of the auditing group of PriceWaterhouseCoopers Auditores Independentes, from October 1978 to April 1981, and in the controllership department of Banco de Investimentos Garantia S/A from May 1982 to July 1997. He was also Chairman of the audit committee of Lojas Americanas S.A (sales and retail), Tele Norte Leste Participações S.A (telecommunications), Telemar Participações S.A (telecommunications), TAM S.A (transport), and Enersul – Energética do Matogrosso do Sul (power). In the last 5 years, he has served as member of Confisplan – Consultoria, Planejamento e Assessoria Empresarial Ltda. (company engaged in Tax and Accounting Counseling, Planning, Corporate Planning and Counseling, Enterprises, and Interest Holding). He has a bachelor’s degree in Business Administration from Sociedade Universitária Augusto Motta – SUAM, in 1978, and in Accounting from Faculdade – SOMLEI, in 1980.

Alvaro Bandeira. Mr. Bandeira has been the Chief Economist of Corretora Modalmais since 2015, the year he joined the institution. Between 2011 and 2015, he was the Chief Economist of Órama, leading the analysis team. He held the same position for more than ten years at Ágora Corretora, being also a Managing-Member. He was President of Bolsa Brasileira de Futuros (BBF), President of APIMEC, both nationally and regionally, and five terms as Member of the Board of BVRJ and BM&F, in addition to being a former member of the Audit Committee of Souza Cruz. Álvaro has given lectures in several conferences related to capital markets and personal finance, in addition to giving lectures at universities and companies on topics related to this market. He is also a regular columnist in several media vehicles of the economic area, as well as on websites on financial education, such as Dinheirama and Infomoney. In the latter, he participated in a weekly interactive program on a forum with more than 400 logged individuals. Currently he is a daily columnist in two editions of Band News FM. With more than 40 years of expertise in capital markets, Alvaro has a bachelor’s degree in Economics from UFRJ and a graduate degree from Coppe-UFRJ.

Daniela Maluf Pfeiffer. Mrs. Pfeiffer has been a member of DXA Investments, an asset management company, since January 2018. She was a member of Canepa Asset Brasil, also an asset manager responsible for the relationship with investors from January 2014 to October 2017. She also served as member of Nova Gestão de Recursos, an investment company, from October 2011 to June 2013. Currently, Daniela is not a member of any public company management entity. Previously, Daniela was a member of the Audit Committee of Banco Sofisa S.A., from April 2014 to April 2017; member of the Audit Committee of Viver Incorporadora e Construtora S.A., from April 2011 to April 2017; member of the Audit Committee of Banco Panamericano S.A., from September 2010 to April 2014; member of the Audit committee of Santos Brasil S.A., from 2003 to 2005; member of the Board of Directors of Brasil Telecom S.A., from 2003 to 2005; member of the Board of Directors of Telemig Celular S.A., from 2003 to 2005; member of the Board of Directors of Amazônia Celular S.A., from 2003 to 2005; member of the Audit Committee of Amazônia Celular S.A from 1998 to 2002 and member of the Audit Committee of Telemig Celular S.A from 1998 to 2001. Member of the Audit Committee certified by IBGC; she has a bachelor’s degree in Business Administration from UFRJ in 1992, with an MBA in Business Management from FGV, concluded in 2019.

Cristiane do Amaral Mendonça. Mrs. Mendonça works in the compliance area of Vic DTVM S.A., where she is responsible for fraud control, information security, business continuity plan, fiscal and managerial accounting compliance, risk and people management, internal audit assistance, attending to regulatory bodies (CVM, Brazilian Central Bank, BSM) and monitoring the validation of internal processes. Between March 2017 and April 2020, she was a member of the Fiscal Council of Eternit S.A. From January 2014 to 2016, she worked as senior auditor at BKR Lopes Machado auditoria. Mrs. Mendonça holds a degree in Accountancy from Mackenzie Presbyterian University and a post degree in audit, controlling and finance from Getulio Vargas Foundation – FGV.

Alternate Fiscal Council Members

Patricia Valente Stierli. Currently, Patricia Valente Stierli is (i) a member of the Fiscal Council of Eletrobras - Centrais Elétricas S.A., acting as financial expert (2017 - 2019 Term); (ii) a member of the Board of Directors of PPE Fios Esmaltados S.A. (2018 - 2019 Term); (iii) member of the Audit Committee of Sociedade Beneficiente de Senhoras- Hospital Sírio Libanês (2018 - 2021 Term), and (iv) a substitute member of the Audit Committee of Centro de Integração Empresa Escola CIEE (2018 - 2019 Term). Formerly, Patricia served as: (i) a member of the Audit Committee of Bardella S.A. Indústrias Mecânicas (Terms 2015, 2016, and 2017 until October 2018); (ii) a member of the Board of Directors of Pettenati S.A. Indústria Têxtil (2015 Term); (iii) a Substitute Member of the Audit Committee of Dohler S.A. (2017 - 2018 Term); and (iv) a member of the Board of Directors and Audit Committee in public companies, representing minority shareholders (four years). Until June 2015 she held the position of Director of Banco Fator S.A., representative of the Management of Third-Party Resources Area before CVM and Central Bank and Head of the Management of Third-Party Resources Area. In addition, Patricia has a solid background in the area of third-party resource management, having acted as a Statutory Officer for 6 years, focused on management and institutional and retail customers. Patricia was Financial Officer for 3 years, responsible for the accounting, tax, budget, treasury, and human resource areas. Patricia has a bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas (FGV), having completed the specialization program in Administration from CEAG Undergraduates (MBA) - EAESP/FGV and specialization in Controllership from GVPEC.

Wiliam da Cruz Leal. He has vast experience in Corporate Governance, Corporate Sustainability, Enterprise Risk Management, Internal Controls, Technology, and Information Security. Since 2011, he has been the Managing-Member of Cruz Leal Gestão Empresarial Ltda., a consulting firm specialized in motivation, leadership, technology, corporate governance and sustainability. Member of the Board of Directors certified by IBGC – Instituto Brasileiro de Governança Corporativa, since 2009. He worked at Tele Norte Leste Participações S.A., a company of the telecommunications area, from 2000 to 2009, having also served as the Executive Manager of Corporate Governance, Manager of Internal Controls and Special Projects, and System Audit. William also worked at Banco do Brasil S.A. from 1975 to 2000, as an Executive Change Manager and Consulting Information Technology Analyst. He has a bachelor’s degree in Mechanical Engineering from Fundação de Ensino Superior de Itaúna, State of Minas Gerais, in 1980.

Salete Garcia Pinheiro. Ms. Pinheiro is a member of the board of directors and audit Committee of HPX Corp., member of the fiscal councils of BR Distribuidora and Jereissati Participações and member of the audit committees of BNDES, HDI Seguros and Icatu Seguros. She worked at PwC from 1979 to 2018, serving 23 years as an audit partner. She is certified by IBGC to serve on boards of directors and fiscal councils and CFC to audit financial institutions. Ms. Garcia Pinheiro holds a degree in accounting Sciences and an MBA from IBMEC. She also attended a business training course at the University of Ontario.

Marco Antônio de Almeida Lima. Mr. Lima has served on Oi’s fiscal council since April 2020 (as an alternate member). Mr. Lima has been an Attorney at Law at Faoro & Fucci since November 2019, and a member of the Brazilian Bar Association, Rio de Janeiro and São Paulo Sections.

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

The aggregate compensation paid by us to all members of Oi’s board of directors, board of executive officers and fiscal council for services in all capacities during 2020 was R$73.3 million. This amount includes pension, retirement or similar benefits for Oi’s officers and directors.

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

At the time of the approval of these plans by our shareholders, our board of directors decided that we would refrain from implementing these plans until the RJ Court rendered a judgement regarding these plans. On December 20, 2019, the RJ Court ruled that the plan for members of our board of directors would be suspended until the conclusion of the RJ Proceedings. On December 30, 2019, we made grants of 33,704,937 Common Shares to our executives pursuant to the first grant of the approved plan. On December 30, 2020, we made grants of 21,979,392 Common Shares to our executives pursuant to the second grant of the approved plan.

Following the conclusion of the RJ Proceedings, the plan for members of our board of directors will be implemented in the form approved on April 26, 2019. In 2020, we provisioned for the maximum amount of grants to be made pursuant to the plan established on April 26, 2019.

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

Members of the CARC serve for a two-year terms that coincide with the terms of the members of our board of directors. One of the members is designated as the Coordinator of the CARC. The current members of the CARC are: Henrique José Fernandes Luz (Coordinator), Marcos Bastos Rocha, Marcos Grodetzky, Claudia Quintella Woods, and Maria Helena dos Santos Fernandes de Santana.

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

Share Ownership

As of May 4, 2021, the number of Common Shares and Preferred Shares held by the members of Oi’s board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, did not exceed 1% of either class of Oi’s outstanding shares.

Employees

As of December 31, 2020, we had a total of 46,624 employees from continuing and discontinued operations. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations and support areas.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2020	2019	2018

Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	27,804	36,149	34,620
Sales and marketing	4,274	4,808	5,131
Call center operations	12,472	15,046	14,993
Support areas	2,074	2,086	2,131
Authorized agents	—	—	—
Total	46,624	58,089	56,875

Number of employees by geographic location:
Rio de Janeiro	12,138	15,296	15,406
Goiás	6,377	7,708	7,666
Paraná	6,550	7,175	6,996
Mato Gross do Sul	2,740	3,542	3,818
São Paulo	1,328	1,470	1,630
Minas Gerais	1,260	1,437	1,544
Rio Grande do Sul	3,411	3,945	3,730
Bahia	3,086	4,115	3,345
Federal District	814	770	715
Santa Catarina	1,578	2,025	2,195
Pernambuco	1,380	2,185	2,108
Ceará	1,321	1,828	1,941
Pará	1,066	1,599	1,367
Mato Grosso	168	199	192
Maranhão	692	1,098	806
Amazonas	485	821	730
Espírito Santo	107	132	148
Paraiba	375	439	462
Piauí	419	601	522
Rondônia	80	88	89
Rio Grande do Norte	332	436	458
Sergipe	234	284	328
Alagoas	207	269	290
Tocantins	60	68	61
Amapá	183	251	154
Acre	32	39	40
Roraima	201	269	134
Total	46,624	58,089	56,875

We negotiate separate collective bargaining agreements with three union committees each representing the local unions in several Brazilian states. New collective bargaining agreements are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2020, approximately 32.6%, respectively, of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações) or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações). We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2020, the PBS-A plan had a surplus of R$2,213 million. We were not required to make contributions to the PBS-A plan in 2020.

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

As of December 31, 2020, the PAMA plan had a surplus of R$361 million. We were not required to make contributions to the PAMA plan in the year ended December 31, 2020.

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

As of December 31, 2020, the PBS-TNCP plan had a surplus of R$22 million. The PBS-TNCP Plan has a portfolio of federal government securities (NTN-B) held to maturity, which allows a positive price adjustment on December 31, 2020. This position is recognized by Resolution No. 30/2018 of the National Council for Supplementary Pension (CNPC).

We were under no obligation to contribute to the PBS-TNCP plan on December 31, 2020.

CELPREV Plan. In March 2004, Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV plan, a defined contribution plan managed by Sistel. Since January 2016, the CELPREV plan has been managed by FATL. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of participants in the PBS-TNCP plan migrated to the CELPREV plan. The CELPREV Plan has been closed to new members since January 2018. As of December 31, 2020, the CELPREV plan had a surplus of R$3 million. We were not required to make contributions to the CELPREV plan in the year ended December 31, 2019.

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

In 2012, as sponsor of the BrTPREV Plan, which was merged into the TCSPREV Plan, Oi entered into a financial obligation agreement with FATL with respect to deficits under the BrTPREV Plan. We remain bound to this financial obligation contract. This obligation is classified as a Class I claim under the RJ Plan.

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2020, we had recorded R$694 on our balance sheet as “liability for pension benefits,” net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets.

As of December 31, 2020, the TCSPREV plan had a surplus of R$324 million. The TCSPREV plan has a large portfolio of federal government securities (NTN-B) held to maturity. This position, recognized by Resolution No. 30/2018 of the National Council for Private Pension (CNPC), is higher than the registered deficit, resulting in a positive net result on December 31, 2020. We made contributions to the merged TCSPREV plan of less than R$1 million in the year ended December 31, 2020.

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

The PBS-Telemar Plan has a portfolio of federal government securities (NTN-B) held to maturity, which allows a positive price adjustment on December 31, 2020. This position is recognized by Resolution No. 30/2018 of the National Council for Supplementary Pension (CNPC).

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

As of December 31, 2020, the TelemarPrev plan had a surplus of R$39 million. We were not required to make contributions to the TelemarPrev plan in the year ended December 31, 2020.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2020, we contributed R$315 million to the medical and dental assistance plans, R$3 million to the occupational medicine plans, R$296 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador) and R$61 million to the other benefits programs.

Profit Sharing Plans

The operational targets are part of a profit sharing plan implemented by the Company as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if financial and operational targets defined annually by our board of directors are achieved. As of December 31, 2020, we had provisioned R$387.2 million to be distributed in variable compensation with respect to 2020.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. In 2020, we offered approximately 3.1 million hours of training and we invested approximately R$19.1 million in the qualification and training of our employees.

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

As of May 4, 2021, Oi had issued 6,598,224,091 total shares, consisting of 6,440,496,850 issued Common Shares and 157,727,241 issued Preferred Shares, including 644,049,685 Common Shares and 1,811,755 Preferred Shares held in treasury.

As of May 4, 2021, Oi had approximately 1.55 million shareholders, including 38 U.S. resident holders of Common Shares (including the depositary of the Common ADS program) and approximately two U.S. resident holders of Preferred Shares (including the depositary of the Preferred ADS program). As of May 4, 2021, there were approximately 60,000,000 Common Shares (including Common Shares represented by ADSs) and approximately 14,000,000 Preferred Shares (including Preferred Shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of Common Shares and Preferred Shares as of May 4, 2021, by each person whom we know to be the owner of more than 5% of the outstanding shares of any class of Oi’s share capital, and by all of Oi’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of any class of Oi’s share capital. Oi’s principal shareholders have the same voting rights with respect to each class of Oi’s shares that they own as other holders of shares of that class.

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

	Common Shares		Preferred Shares		Total
Name	Number of Shares	% of Shares Outstanding(1)	Number of Shares	% of Shares Outstanding (1)	Number of Shares	% of Shares Outstanding (1)

Brookfield Funds(2)	557,415,165	9.62	—	—	557,415,165	9.36
Bratel S.à r.l.(3)	314,490,159	5.43	—	—	314,490,159	5.28
All directors, fiscal council members and their alternates, and executive officers as a group	5,910	*	24	*	5,934	*

______________

(1)	Based on the number of total shares outstanding (5,952,362,651 shares) as of May 4, 2021, which is the sum of the total number of Common Shares outstanding (5,796,447,165 Common Shares) and the total number of Preferred Shares outstanding (155,915,486 Preferred Shares) as of May 4, 2021.

(2)    Collectively refers to certain funds managed by certain Brookfield Asset Management, Inc.

(3)	Bratel S.à r.l., a Luxembourg private limited liability company, is a wholly-owned subsidiary of Pharol. Excludes 8,538,277 Common Shares and 17,076,554 Preferred Shares which Pharol has the option to acquire from PTIF in accordance with the PT Option Agreement. See “—PT Option Agreement.”
*	less than 1%

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

Based on records that we receive from the B3 related to current holdings of our share capital through the B3, we believe that Bratel S.à r.l. has disposed of 1,662,315 Common Shares through open market purchases since the settlement of the Pharol Settlement Agreement on April 3, 2019.

Changes in Morgan Stanley Shareholding Interest

In December 2020, Morgan Stanley, an investment bank incorporated in Delaware, and its wholly-owned subsidiary, Morgan Stanley Uruguay Ltda., incorporated in Uruguay, together referred to as the Morgan Stanley Funds, jointly filed a Schedule 13G with the SEC disclosing the Morgan Stanley Funds’ ownership of 290,122,896 Common Shares, which was equivalent to 5.0% of Oi’s outstanding common stock as of December 10, 2020.

In February 2021, Morgan Stanley and Morgan Stanley Uruguay Ltda. jointly filed a Schedule 13G/A with the SEC disclosing the Morgan Stanley Funds’ ownership of 323,851,535 Common Shares, which was equivalent to 5.6% of Oi’s outstanding stock as of December 31, 2020.

On February 16, 2021, Morgan Stanley filed a Form 13F with the SEC on behalf of itself and its institutional investment managers, including Morgan Stanley Uruguay Ltda., disclosing that it had reduced its ownership in Oi to below 5% of Oi’s outstanding stock.

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

Under the PT Option Agreement, PTIF granted to Pharol an option, or the PT Option, to acquire 47,434,872 Common Shares and 94,869,744 Preferred Shares. Pharol was entitled to exercise the PT Option in whole or in part, at any time prior to March 31, 2021. The number of shares subject to the PT Option was reduced on each March 31 such that:

•	100% was available until March 31, 2016;
•	90% was available between March 31, 2016 and March 31, 2017;
•	72% was available between March 31, 2017 and March 31, 2018;
•	54% was available between March 31, 2018 and March 31, 2019;
•	36% was available between March 31, 2019 and March 31, 2020; and
•	18% will be available between March 31, 2020 and March 31, 2021,

in each case, less the number of shares with respect to the PT Option has been previously exercised. As of March 31, 2021, Pharol had not exercised the PT Option with respect to any of Oi’s shares and, as a result, the PT Option has lapsed.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with Oi’s principal shareholders and their affiliates since January 1, 2020.

Under the Brazilian Corporate Law, Oi’s directors and Oi’s executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

Transactions with Hispamar

We own 19% of the capital stock of Hispamar. We lease transponders on the Amazonas 3 satellite from Hispamar, which we use to provide voice and data services. During 2020, our total consolidated expenses under the lease agreements amounted to R$202 million. As of December 31, 2020, we had accounts payable to Hispamar of R$61 million.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in our service areas. During 2020, our total consolidated expenses for services rendered by AIX amounted to R$22 million.

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

As of December 31, 2020, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled R$36,994 million, and we had established provisions of R$5,810 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 24 to our audited consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2020, we had made judicial deposits in the aggregate amount of R$7,294 million, and obtained financial guarantees from third parties in the aggregate amount of R$11,705 million. During 2020, we paid fees in the aggregate amount of R$241 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2020, we had pledged 1,811,755 Preferred Shares, representing 1.15% of our outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2020, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$29,663 million, and we had recorded provisions of R$1,244 million relating to these proceedings. In accordance with Brazilian law, our tax contingencies are not subject to the RJ Plan.

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

As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$13,464 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2020, we had recorded provisions in the amount of R$782 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$2,306 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2020, we had recorded provisions in the amount of R$71 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$5,222 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2020, we had recorded provisions in the amount of R$19 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$626 million of these assessments. As of December 31, 2020, we had recorded provisions of R$37 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$585 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$2,282 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2020, we had recorded provisions of R$141 million for those assessments in respect of which we deemed the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2020, we deemed the risk of loss as possible with respect to approximately R$4,519 million of these assessments. As December 31, 2020, we had recorded provisions in the amount of R$186 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2020, the total estimated contingency in connection with civil claims against us in respect of which the risk of loss was deemed probable or possible, totaled R$5,253 million, and we had recorded provisions of R$2,788 million relating to these proceedings.

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

As of December 31, 2020, we had recorded provisions in the amount of R$1,264 million with respect to these claims.

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. During 2020, no fines or penalties were levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

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

As of December 31, 2020, we had recorded provisions in the amount of R$339 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 47 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. As of the date of this annual report, all of these proceedings are under appeal. As of December 31, 2020, we had recorded provisions in the amount of R$16.6 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Brazilian Federal Prosecutor’s Office seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL recently filed a petition presenting the new factual and jurisprudential scenario, since its last defense was made in 2009. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of a corporate reorganization in 2012, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2020, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2020, we had recorded provisions in the amount of R$98 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2020, we had recorded provisions in the amount of R$1,087 million in respect of these claims.

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

As of December 31, 2020, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,095 million, and we had recorded provisions of R$1,797 million relating to these proceedings.

Legal Proceedings Relating to Our Financial Restructuring

Judicial Reorganization Proceedings

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors.

On December 20, 2017, the RJ Plan was approved by a significant majority of creditors of each class present at a GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette on February 5, 2018, the Brazilian Confirmation Date.

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

On February 27, 2020, the RJ Debtors filed a petition with the RJ Court requesting that we be permitted to submit to our creditors for their consideration and deliberation at a new general creditors’ meeting a proposed amendment to the RJ Plan designed to achieve greater operational and financial flexibility for our company to continue with investments and the fulfillment of our Strategic Plan.

On March 6, 2020, the RJ Court issued a decision granting our request to hold a new general creditors’ meeting to deliberate on a proposed amendment to the RJ Plan. At the new general creditors’ meeting, held on September 8, 2020, only creditors that held credits and had voting rights at the time of the original general creditors meeting and who continued to hold an interest in the debt obligations or equity securities of the Company on February 27, 2020 were entitled to vote.

On September 8, 2020, a GCM was held to consider approval of the RJ Plan Amendment. The creditors present at the GCM approved the RJ Plan Amendment pursuant to the requirements under the Brazilian Bankruptcy Law. On October 5, 2020, the RJ Court entered the RJ Plan Amendment Confirmation Order, which ratified and confirmed the RJ Plan Amendment. The RJ Plan Amendment Confirmation Order was published in the Official Gazette on October 8, 2020, the RJ Plan Amendment Confirmation Date.

The RJ Plan Amendment authorized us to carry out certain transactions, including, among other things, the following: (1) forming five UPIs for the disposal of certain businesses and/or isolated assets pursuant to the Brazilian Bankruptcy Law; (2) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the RJ Court; (3) allowing the RJ Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and (4) segregating some fiber optics assets and infrastructure through SPE InfraCo to create a more flexible and efficient corporate structure to accelerate investments in the expansion of our fiber optics network and allowing SPE InfraCo to have access to financial and capital markets and raise additional funds at lower costs.

The RJ Plan Amendment provides that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate on May 30, 2022. Notwithstanding the terms of the RJ Plan Amendment, the RJ Plan Amendment Confirmation Order stipulates that the RJ Proceedings and the judicial supervision of the RJ Debtors will terminate 12 months from the RJ Plan Amendment Confirmation Date, which term may be extended if additional time is required to implement the asset dispositions provided under the RJ Plan Amendment. Accordingly, as of the date of this annual report, the RJ Proceedings and the judicial supervision of the RJ Debtors are scheduled to terminate on October 8, 2021. However, the RJ Debtors have filed an interlocutory appeal to overturn the provisions of the RJ Plan Amendment Confirmation Order related to the termination of the RJ Proceedings. This appeal is pending judgment.

Settlement of ANATEL Claims

During the last quarter of 2020, we entered into a settlement agreement with ANATEL relating to all outstanding non-tax claims of ANATEL against the RJ Debtors subject to the RJ Proceedings, in accordance with the provisions of the RJ Plan Amendment and Law No. 13,988 of April 4, 2020. Pursuant to this settlement agreement, ANATEL agreed to provide a 50% discount on the principal amount of fines owed to ANATEL by the RJ Debtors, payable in 84 installments beginning in July 2023. Accordingly, the principal amount of ANATEL’s claims against us was reduced from R$14.3 billion to R$7.2 billion. In addition, we are permitted to make installment payments earlier than scheduled through the transfer of judicial deposits. During 2020, we transferred R$200 million in judicial deposits to ANATEL in connection with these claims.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, intellectual property and supplementary pension plan, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2020, we deemed the risk of loss as possible with respect to R$31,184 million of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs; however, the value of some of these claims, cannot be estimated at this time. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

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

Notwithstanding the above, according to the amendment to the RJ Plan approved by the creditors’ meeting held on September 8, 2020, in which altered the term established in clause 10.1.1 and clause 10.1.2, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until December 31, 2025. From January 1, 2026, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1.

The restrictions of the payment of dividends and other distributions described above are subject to the following exceptions:

•	dividends, return on capital or other distributions made between the RJ Debtors;
•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after February 5, 2018; and
•	any payment of dividends made in accordance with the RJ Plan.

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

As of December 31, 2020, Oi had outstanding share capital of R$32,538,937,370.00, comprised of 5,954,205,001 total shares, consisting of 5,796,477,760 issued Common Shares and 157,727,241 issued Preferred Shares, including 30,595 Common Shares and 1,811,755 Preferred Shares held in treasury. At an extraordinary shareholders’ meeting held on April 30, 2021, our shareholders voted to approve the merger of Telemar with and into Oi, as a result of which Oi issued 644,019,090 common shares in treasury. Accordingly, as of May 4, 2021, Oi had outstanding share capital of R$32,538,937,370.00, comprised of 6,598,224,091 total shares, consisting of 6,440,496,850 issued Common Shares and 157,727,241 issued Preferred Shares, including 644,049,685 Common Shares and 1,811,755 Preferred Shares held in treasury.

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

Corporate Purposes

Under Article 2 of Oi’s by-laws, Oi’s corporate purposes are to offer all categories of telecommunications services and perform all activities required or useful for the operation of these services, in conformity with its concessions, authorizations and permits. For achieving those purposes, Oi may include third parties’ goods, as well as:

•	to participate in the capital of other companies;
•	to organize wholly-owned subsidiaries for the performance of activities that are consistent with its corporate purposes and recommended to be decentralized;
•	to promote the importation of goods and services that are necessary to the performance of activities consistent with its corporate purposes;
•	to provide services of maintenance and installation of network infrastructure and lease of physical means, including for the placement of equipment, as well as perform activities related to access, storage, presentation, movement, retrieval and transmission of information, including consulting, project development, execution, implementation, marketing, operation, maintenance (technical assistance) and billing of systems related to these activities and other value-added services;

•	to operate in the specialized retail and wholesale trade of telecommunication services and telephony, communication, information technology and computer products, supplies and equipment;

•	to carry out the rental, maintenance, resale, operation, marketing and distribution of equipment, appliances and accessories, as well as the management, security and monitoring of mobile appliances, always in accordance with the licenses that confer such exploitation rights;

•	to commercialize, including, but not limited to, dispose of, buy, sell, lend, lease for free, rent, donate goods and/or commodities necessary or useful for the operation of telecommunications services;

•	to perform study and research activities aimed at the development of the telecommunications and technology sector;
•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of its services, with no loss of its attributions and responsibilities;
•	to develop, build and operate telecommunications networks and provide value added services, in particular: (i) alternative local access to data, video and voice ancillary services; (ii) internet access; and (iii) distribution of content in various formats, applications and additional services owned or provided by third parties;
•	to offer and manage content and connectivity solutions for data access, storage, presentation, movement and retrieval;
•	to sell, license and assign the use of software;
•	to provide online movie rental subscription service, owned by Oi and/or by third parties, via the internet;
•	to distribute video on demand content from any available technology;
•	to provide Electronic Mass Communication Packaging services on a subscription basis;
•	to transmit publicity and advertising via the Internet, as well as provide promotion and marketing services;
•	to provide billing and collection services against its customers and those of third parties;
•	to provide help-desk and customer support services, related to telecommunications and information technology and security, as well as maintain and manage any and all relationships with the end user and the user derived from Oi’s activities;
•	to offer and exploit integrated solutions, manage and provide services related to: (i) data center, including cloud, hosting and colocation; (ii) storage, processing and managing data, information, text, images, videos, applications and information systems and akin; (iii) information technology, (iv) information and communication security; (v) electronic security system, and (vi) internet of things; and
•	to perform other activities related to the above corporate purposes.

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

Generally, members of Oi’s board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. The election of boards of directors follows the rules established by Oi’s by-laws and the Brazilian Corporate Law.

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
159

In addition to the annual shareholders’ meetings, holders of Common Shares have the power to determine any matters related to changes in Oi’s corporate purposes and to pass any resolutions they deem necessary to protect and enhance Oi’s development whenever Oi’s interests so require, by means of extraordinary shareholders’ meetings.

Oi convenes shareholders’ meetings, including the annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette. Under the Brazilian Corporate Law, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date, and companies that have issued ADSs must publish their notice at least 30 days prior to the scheduled meeting date. Oi publishes notices of meetings 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to Oi’s by-laws, a description of the subject matter of the proposed amendment.

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
162

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

This right of withdrawal may be exercised by the dissenting or non-voting holders (including any holder of Preferred Shares) in the event that the holders of a majority of all outstanding Common Shares authorize:

•	a reduction of the mandatory dividend set forth in Oi’s by-laws;
•	to create Preferred Shares or to increase the existing classes of Preferred Shares, without maintaining the proportion with the remaining classes of Preferred Shares, except if provided for and authorized in the by-laws, subject to the conditions set forth in the Brazilian Corporate Law;
•	changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of Preferred Shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporate Law;
•	Oi’s participation in a centralized group of companies;
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;
•	a change in Oi’s corporate purpose;
•	spinning off of all or any part of Oi, if such spin-off results in (1) a change in Oi’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as Oi’s), (2) a reduction of the mandatory dividend set forth in Oi’s by-laws, or (3) Oi’s participation in a centralized group of companies; or
•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporate Law:
➢	the merger of Oi with another company, or the consolidation of Oi, in a transaction in which Oi is not the surviving entity;
➢	the transfer of all of the outstanding shares of another company to Oi in an incorporação de ações transaction; or
➢	Oi’s participation in a centralized group of companies.

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

Pursuant to Annex I of Resolution No. 4,373, non-Brazilian investors must:

(i)	appoint at least one representative in Brazil with powers to take action relating to its investments, which must be a financial institution duly authorized by the Brazilian Central Bank;
(ii)	appoint an authorized custodian in Brazil for its investments, which must be an institution duly authorized by the CVM;
(iii)	complete the appropriate foreign investor registration forms;
(iv)	appoint a tax representative in Brazil;
(v)	through its representative, register as a non-Brazilian investor with the CVM;
(vi)	through its representative, register its investments with the Brazilian Central Bank; and
(vii)	obtain a taxpayer identification number from the Brazilian federal tax authorities.

In August 2020, the National Monetary Council eased the requirements for investments by non-residents. Resolution No. 4,852 eliminated requirement (ii) above for individual non-resident investors and allowed CVM to dispense with requirement (v) above for individual non-resident investors, in this case subject to further regulation.

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
169

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

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “Non-Brazilian Holder”). This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change. This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of an investment in Common Shares, Preferred Shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Pursuant to Brazilian law, the non-resident holder may invest in Common Shares, Preferred Shares under Resolution 4,373, of September 2014, of the National Monetary Council (a “4,373 Holder”).

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

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as Oi, to make distributions to shareholders of interest on shareholders’ equity on top of or as an alternative to making dividend distributions, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed and the payment is approved at a general meeting of shareholders. These distributions may be paid in cash. For tax purposes, such interest are calculated by multiplying the Long Term Interest Rate (TJLP), as determined by the Brazilian Central Bank from time to time, by the sum of determined Brazilian company’s net equity accounts. The amount of the deduction may not exceed the greater of:

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

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a Favorable Tax Jurisdiction (as defined below).

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

Discussion on Definition of Favorable Tax Jurisdiction and Privileged Tax Regime

Under Brazilian tax law, a Favorable Tax Jurisdiction is defined as a country or location that (a) does not impose taxation on income, or (b) imposes the income tax at a maximum rate lower than 20%, or 17% in certain cases as detailed below, or (c) local legislation does not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-resident. Please note that the statutory definition of a Favorable Tax Jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the holder is a 4,373 Holder. In the case of a 4,373 Holder, the definition of Favorable Tax Jurisdiction should not comprise jurisdictions mentioned in item (c). However, the list of Favorable Tax Jurisdictions provided for in Normative Instruction No. 1,037/10 does not seem to differ the Favorable Tax Jurisdiction definition for the purposes of 4,373 Holders.

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

With respect to the ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation, considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereof. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to Common Shares and Preferred Shares, described below.

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

The deposit of Common Stock or Preferred Shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate up to 22.5%, or 25% in case of a Non-Brazilian Holder located in a Favorable Tax Jurisdiction, if the acquisition cost of the Common Shares is lower than their corresponding market value. In such case, the difference between the market value and the acquisition cost may be considered a capital gain. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder and is not a resident in a Favorable Tax Jurisdiction. The availability of these arguments to any specific holder of Common Shares or Preferred Shares will depend on the circumstances of such holder. Prospective holders of Common Shares or Preferred Shares should consult their own tax advisors as to the tax consequences of the deposit Common Shares or Preferred Shares in exchange for ADSs.

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

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs by U.S. Holders. Moreover, this description does not address the Medicare tax on net investment income or the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisors to determine the particular tax consequences to such holders of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

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
175

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a Common Share, Preferred Share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not the Common Shares or Preferred Shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” as of the date of this annual report, dividends that Oi pays on the ADS, but not on the Common Shares or Preferred Shares of Oi, meet the trading conditions discussed above required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs and such preferential rate is not available if Oi is a PFIC for the taxable year in which such dividend is paid or was a PFIC for the taxable year preceding the taxable year in which such dividend is paid. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the Common Share, Preferred Share or ADS on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Common Share, Preferred Share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income.” The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Treatment of Preferred Stock

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While Oi’s Preferred Shares have some preferences over its Common Shares, the Preferred Shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, it is more likely than not that the Preferred Shares will be treated as “common stock” within the meaning of section 305 of the Code. If the Preferred Shares are treated as “common stock” for purposes of section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their Preferred Shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the Preferred Shares are treated as “preferred stock” within the meaning of section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes), as discussed more fully below, will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, Exchange or Other Disposition of the Common Shares, Preferred Shares or ADSs

A deposit or withdrawal of Common Shares or Preferred Shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a Common Share, Preferred Share or ADS held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in its Common Shares, Preferred Shares or ADSs (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such Common Share, Preferred Share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a Common Share, Preferred Share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a Common Share, Preferred Share or ADS that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

The initial tax basis of a U.S. Holder’s Common Shares, Preferred Shares or ADSs will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If the Common Shares, Preferred Shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such Common Shares, Preferred Shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase Common Shares, Preferred Shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it was not classified as a PFIC for its taxable year ended December 31, 2020, although Oi believes that it was a PFIC for the taxable year ended December 31, 2018. Nevertheless, because PFIC status is determined annually based on Oi’s income, assets and activities for the entire taxable year, it is not possible to determine whether Oi will be characterized as a PFIC for the taxable year ending December 31, 2021, or for any subsequent year, until after the close of the year. Furthermore, because Oi determines the value of its gross assets based on the Market Capitalization test, a decline in the value of its Common Shares and Preferred Shares may result in Oi becoming a PFIC. Accordingly, there can be no assurance that Oi will not be considered a PFIC for any taxable year. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period.

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

If Oi is treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of Oi’s subsidiaries are also PFICs or Oi makes direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by Oi in that proportion which the value of the Common Shares, Preferred Shares or ADSs such U.S. Holder owns bears to the value of all of Common Shares, Preferred Shares and ADSs, and such U.S. Holder may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. U.S. Holders should consult their tax advisor regarding the application of the PFIC rules to any of Oi’s subsidiaries.

If Oi is treated as a PFIC with respect to a U.S. Holder of the Common Shares, Preferred Shares or ADSs, such U.S. Holder may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, Oi does not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to Oi.

If Common Shares, Preferred Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the Common Shares, Preferred Shares or ADSs, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which Oi is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of Common Shares, Preferred Shares or ADSs, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of Common Shares, Preferred Shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in Common Shares, Preferred Shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of Common Shares, Preferred Shares or ADSs will be treated as ordinary income. Common Shares, Preferred Shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the B3 may constitute a qualified exchange for this purpose provided the B3 meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Oi cannot be certain that its Common Shares, Preferred Shares or ADSs will continue to trade on the B3 or the NYSE, respectively, or that its Common Shares, Preferred Shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that for each taxable year that Oi is treated as a PFIC with respect to a U.S. Holder, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to such U.S. Holder in respect of any of Oi’s subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if Oi were characterized as a PFIC.

If a U.S. Holder owns Common Shares, Preferred Shares or ADSs during any year in which Oi was a PFIC, such U.S. Holder generally must file IRS Form 8621 with respect to Oi, generally with the U.S. Holder’s federal income tax return for that year.

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

We are exposed to market risks related to changes in foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk mainly because: (1) a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily reais); and (2) a significant portion of our borrowings and financing are denominated in foreign currencies, primarily the U.S. dollar. We are subject to market risk deriving from changes in interest rates because a significant portion of our indebtedness bears interest at floating rates.

We employ financial risk management strategies using non-deliverable forwards and U.S. dollar-denominated cash (natural hedge), and in the future, we may also employ cross-currency swaps, interest rate swaps and series swaps. However, we may be limited in reducing our market risk exposure using derivatives due to credit constraints. We do not enter into derivatives transactions for speculative reasons or any other purposes.

More specifically, during 2020, we maintained offshore a portion of the U.S. dollar-denominated proceeds we received from the sale of PT Ventures in January 2020, which served as a natural hedge against the payment of U.S. dollar-denominated debt interest and operating expenses during 2020. In addition, during 2020, we also hedged our U.S. dollar-denominated operating expenses using non-deliverable forwards. As of December 31, 2020, we held non-deliverable forwards to hedge our U.S. dollar-denominated debt interest due in February 2021, as well as U.S. dollar-denominated operating expenses for the beginning of 2021.

Our hedging strategy for 2020 was in line with our hedging policy, focused on cash flows and liquidity. We have maintained this strategy in 2021.

For more information about our risk management, including foreign exchange rate and interest rate risk sensitivity analyses, see note 3.2 to our audited consolidated financial statements included in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary collects fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares or holders of ADSs must pay:

•	US$5.00 (or less) per 100 ADSs (or portion thereof) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;
•	US$5.00 (or less) per 100 ADSs (or portion thereof) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the applicable deposit agreement relating to our ADSs;
•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;
•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;
•	in the event of distributions of securities, a fee equivalent to the fee for the execution and delivery of ADSs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as Common Shares or Class A Preferred Shares, as the case may be, for the purposes of this fee);
181

•	registration or transfer fees for the transfer and registration of shares on Oi’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares;
•	expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the applicable deposit agreements relating to our ADSs), and (2) converting foreign currency to U.S. dollars;
•	taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and
•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

Subject to certain terms and conditions, the depositary has agreed to reimburse Oi for certain expenses it incurs that are related to administration and maintenance of the ADS program, including but not limited to investor relations expenses or any other ADS program-related expenses. In addition, the Depositary has agreed to pay its standard out-of-pocket expenses for providing services to registered DR holders, including but not limited to expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

During the year ended December 31, 2020, we received US$3 million in reimbursements from the depositary of our ADSs.

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

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020 under the supervision of our CEO and CFO (as defined in rules 13a-15(e) or 15(d)-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2020, because of the material weaknesses in our internal control over financial reporting as described below.

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

1 NTD: To be updated upon receipt of Management’s Report on Internal Controls.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting was not effective because of the material weaknesses described below.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of December 31, 2020 were:

1.	Discontinued Operations. During the application of IFRS 5, our non-routine controls over integrity and completeness of underlying data used to report discontinued operations did not operate effectively. These controls did not identify certain allocations of a portion of other operating expenses and a portion of financial expenses which should have been included in the results of the discontinued operations in our consolidated statement of operations.
2.	Impairment Assessment. Our controls over assessment of the reasonableness of certain inputs and assumptions used in the impairment analysis did not operate effectively. This resulted in a material adjustment to the amount of the impairment reversal recorded in our consolidated statement of operations.

Our independent registered public accounting firm, BDO RCS Auditores Independentes S.S., has issued an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in their report beginning on page F-3.

Remediation of Material Weaknesses

We have implemented and continue to implement measures designed to remediate the material weaknesses and, in the short term, to mitigate the potential adverse effects of the material weaknesses.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC.

Actions taken and planned to be taken by management to improve the internal control over financial reporting include the following:

1.	Discontinued Operations. We implemented additional procedures of controls to verify the integrity and accuracy of the information used to account for non-current assets held for sale and discontinued operations.
2.	Impairment Assessment. We are in the process of implementing additional procedures related to the assessment of inputs used in the development of the discount rate used in the impairment assessment.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2020.

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

Audit and Non-Audit Fees

The following tables set forth the fees billed to Oi by Oi’s independent registered public accounting firm, BDO RCS Auditores Independentes S.S., during the fiscal years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	(in millions of reais)

Audit fees(1)	5.2	5.2
Audit-related fees(2)	0.7	4.4
Tax fees	—	—
All other fees(3)	—	0.4
Total fees	5.9	10.0

______________

(1)	Audit fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. in connection with the audits of Oi’s annual financial statements.
(2)	Audit-related fees consist of the aggregate fees billed by BDO RCS Auditors Independentes S.S. for the issuance of audit and/or review reports in connection with the registration statements.
(3)	All other fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. in connection with the issuance of comfort letters.

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

Oi is relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. Oi is a foreign private issuer that has an Audit, Risks and Controls Committee, which is an advisory committee of its board of directors, established and selected pursuant to and as expressly permitted under Brazilian law and otherwise meets the requirements of Rule 10A-3(c)(3) under the Exchange Act, except that Oi’s Audit, Risks and Controls Committee, in accordance with its own charter as approved by the full board of directors, makes recommendations to Oi’s board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including the intermediation of disagreements between Oi’s management and Oi’s independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Oi as these powers are reserved to Oi’s board of directors under Brazilian law.

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
185

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

Although not required under Brazilian law, Oi has a People, Nomination and Corporate Governance Committee to assist its board of directors, with the purpose of (1) supervising human resources strategies and matters related to the organizational structure and attracting and retaining talent for Oi and its subsidiaries; (2) monitoring the succession program, the processes of selecting members of the management bodies; (3) analyzing and defining the total remuneration strategy and evaluating the performance of the members of the administrative bodies and the advisory committees of Oi’s board of directors and the employees of Oi and its subsidiaries; (4) making an annual evaluation of performance, based on defined goals, of the members of the administrative bodies and advisory committees of Oi; (5) monitoring the policies for corporate governance, maintaining the level of governance adopted by Oi and ensuring the effective adoption of best practices; (6) monitoring compliance with the directives established in the Listing Regulations of the Level 1 of the B3 and other policies adopted by Oi, as well as other applicable legislation, regulations and foreign good practices, including, among others, conditions for maintaining Oi’s listing on the NYSE; and (7) monitoring the corporate culture based on the principles, values and purpose defined by Oi’s board of directors, using, among other practices, internal surveys and indicators of the internal communications and whistleblower channels established by Oi.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS
(a)	Financial Statements

Oi S.A. – In Judicial Reorganization

(b)	List of Exhibits
1.01*	By-laws of Oi S.A. – In Judicial Reorganization, as amended through April 30, 2021 (English translation).
2.01	Form of Amended and Restated Deposit Agreement (Common Shares), among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012 (accession no. 0001019155-12-000106)).
2.02	Form of American Depositary Receipt representing American Depositary Shares representing Common Shares (incorporated by reference to Form 424(b)(3) filed on January 1, 2016).
2.03	Form of Amended and Restated Deposit Agreement (Preferred Shares), among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012 (accession no. 0001019155-12-000107)).
2.04	Form of American Depositary Receipt representing American Depositary Shares representing Preferred Shares (included in Exhibit 2.03).
2.05	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (in Portuguese) (incorporated by reference to Exhibit 2.03 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
189

2.06	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
2.07	Indenture, dated as of July 27, 2018, among of Oi S.A. – In Judicial Reorganization, as the Company, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, as Subsidiary Guarantors, and The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 4.2 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
2.08	Form of 10.000% / 12.000% Senior PIK Toggle Notes due 2025 (included in Exhibit 2.07).
2.09	Description of Capital Stock (incorporated by reference to Exhibit 2.09 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 30, 2020).
2.10	Description of Common ADSs (incorporated by reference to Exhibit 2.10 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 30, 2020).
2.11	Description of Preferred ADSs (incorporated by reference to Exhibit 2.11 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 30, 2020).
4.01	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. – In Judicial Reorganization and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).
4.02	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).
4.03	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.04	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).
4.05	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.06	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).
4.07	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 10.11 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
4.08	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).
4.09	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).
4.11	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 10.15 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
4.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 4G services between ANATEL and TNL PCS S.A., No. 520/2012, dated October 16, 2012 (English translation) (incorporated by reference to Exhibit 4.16 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
4.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 4G services (incorporated by reference to Exhibit 4.17 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
190

4.14	Instrument of Authorization for the Use of Radio Frequency Blocks for services under the 450 MHz spectrum, between ANATEL and Oi S.A., No. 522/2012, dated October 16, 2012 (English translation) (incorporated by reference to Exhibit 10.21 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on October 4, 2018).
8.01*	List of subsidiaries of the Registrant.
12.01*	Certification of the Chief Executive Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
13.01*	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Linkbase Document.

______________

*	Filed herewith.

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

191

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2021	Oi S.A. – In Judicial Reorganization

/s/ Rodrigo Modesto de Abreu
Name: Rodrigo Modesto de Abreu
Title: Chief Executive Officer

Date: May 11, 2021	Oi S.A. – In Judicial Reorganization

/s/ Camille Loyo Faria
Name: Camille Loyo Faria
Title: Chief Financial Officer and Investor Relations Officer

192

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by COSO.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2020, management has concluded that the following material weaknesses in our internal control over financial reporting existed:

1.	Discontinued Operations. During the application of IFRS 5, our non-routine controls over integrity and completeness of underlying data used to report discontinued operations did not operate effectively. These controls did not identify certain allocations of a portion of other operating expenses and a portion of financial expenses which should have been included in the results of the discontinued operations in our consolidated statement of operations.
2.	Impairment Assessment. Our controls over assessment of the reasonableness of certain inputs and assumptions used in the impairment analysis did not operate effectively. This resulted in a material adjustment to the amount of the impairment reversal recorded in our consolidated statement of operations.

Because of the existence of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

The effectiveness of our internal control over financial reporting has been audited by BDO RCS Auditores Independentes S.S as stated in their report included in this Annual Report on Form 20-F, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020. Our independent registered public accountants, BDO RCS Auditores Independentes S.S, audited the consolidated financial statements included in this Annual Report on Form 20-F, and their adverse opinion on the effectiveness of our internal control did not affect their audit report to our financial statements.

May 11, 2021

/s/ Rodrigo Modesto de Abreu		/s/ Camille Loyo Faria
Name:	Rodrigo Modesto de Abreu	Name:	Camille Loyo Faria
Title:	Chief Executive Officer	Title:	Chief Financial Officer and Investor Relations Officer

Tel.: +55 21 2210 5166 Fax: + 55 21 2224 5285 www.bdobrazil.com.br	Rua Buenos Aires, 48 4º andar - Centro Rio de Janeiro/RJ 20070-022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

Stockholders and Board of Directors of

Oi S.A. – Under Judicial Reorganization

Rio de Janeiro-RJ, Brazil

Opinion on Internal Control over Financial Reporting

We have audited Oi S.A. – Under Judicial Reorganization and its subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as “the financial statements”) and our report dated May 11, 2021 expressed an unqualified opinion thereon.

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

BDO RCS Auditores Independentes, uma empresa brasileira da sociedade simples, é membro da BDO Internacional Limited, uma companhia limitada por garantia do Reino Unido, e faz parte da rede internacional BDO de firmas-membro independentes. BDO é nome comercial para a rede BDO e cada uma das firmas da BDO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses regarding management’s failure to design and maintain controls over certain non-routine transactions have been identified and described in management’s assessment including (i) controls over reversal of previously recorded impairment loss related to long-lived assets; and (ii) controls over presentation and disclosure of certain expenses related to discontinued operations. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated May 11, 2021 on those financial statements.

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

May 11, 2021, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS

BDO RCS Auditores Independentes SS

Tel.: +55 21 2210 5166 Fax: + 55 21 2224 5285 www.bdobrazil.com.br	Rua Buenos Aires, 48 4º andar - Centro Rio de Janeiro/RJ 20070-022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

Stockholders and Board of Directors of

Oi S.A. – Under Judicial Reorganization

Rio de Janeiro-RJ, Brazil.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Oi S.A. – Under Judicial Reorganization and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 11, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company continues to operate under Judicial Reorganization Plan (“JRP”) in accordance with the requirements set forth in Law No. 11.101/2005 and has suffered recurring losses from operations, has a net accumulated deficit and expects to continue to incur losses for at least the next twelve months. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Going concern assessment

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company continues to operate under the JRP in accordance with the requirements set forth in Law No. 11.101/2005 and has suffered recurring losses from operations, has a net accumulated deficit and expects to continue to incur losses for at least the next twelve months. This matter is also described in the “Emphasis of Matter – Going Concern” section of our report.

We identified management’s judgments and assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s projections of operations under the JRP. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪ Assessing the reasonableness of assumptions underlying management’s forecasted operating cash flows, including revenue growth and gross margin assumptions;

▪ Assessing management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.

Recoverability of long-term assets

As described in Notes 16 and 17 to the consolidated financial statements, the Company recorded property, plant and equipment and intangible assets of R$ 24,135,058 thousand and R$ 3,697,821 thousand, respectively. The Company tests these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. These calculations require the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends, interest rates, changes in business strategies, and changes in the type of services and products provided by the Company. The use of different assumptions in the Company’s discounted cash flow analysis could have a significant impact on the recoverable amounts of respective assets. As a result of the impairment testing of fixed and intangible assets, the Company identified and recognized a reversal of impairment loss previously recognized for intangible assets amounting to R$ 1,129,708 thousand.

We identified management’s judgments and assumptions used to perform impairment testing over long-term assets including property, plant and equipment and intangible assets as a critical audit matter. The judgments and assumptions used in the discounted cash flow analysis included the Company’s forecasted assumptions of future revenues, gross margins, and discount rates. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

▪	Evaluating the reasonableness of assumptions used in management’s discounted cash flow analysis by comparing the forecasts to: (i) historical results, and (ii) Company’s internal communications to management and the Board of Directors.
▪	Utilizing personnel with specialized knowledge and skills in valuation to assist in: (i) evaluating the reasonableness of the impairment assessment model, and (ii) evaluating the reasonableness of the discount rates and terminal growth rates used in the discounted cash flow analysis.

Provision for tax and civil contingencies

As described in Note 24 to the consolidated financial statements, the Company is a party to legal and administrative proceedings at civil, labor, and tax levels, which arise from the normal course of its business. The Company has recorded tax provisions of R$ 1,225,417 thousand and has disclosed tax contingent liabilities with possible unfavorable outcomes of R$ 28,419,340 thousand as of December 31, 2020. In addition, the Company has recorded provisions for civil matters of R$ 2,788,426 thousand and has disclosed civil contingent liabilities with possible unfavorable outcomes of R$ 2,464,987 thousand as of December 31, 2020. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated.

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

The primary procedures we performed to address this critical audit matter included:

▪	With respect to the civil provisions and contingencies:

(i)  Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of the related provisions and contingencies in the consolidated financial statements;

(ii)	Reviewing external confirmation letters from the legal counselors with knowledge of civil proceedings to evaluate: (i) the existence and current status of the proceedings, and; (ii) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;

▪	With respect to the tax provisions and contingencies, utilizing personnel with specialized skills and knowledge in tax matters to assist in:

(i)	Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of tax related provisions and contingencies in the consolidated financial statements;
(ii)	Reviewing external confirmation letters from the legal counselors with knowledge of tax proceedings to evaluate: (i) the existence and current status of the proceedings, and; (ii) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;

Evaluating the reasonableness of the defense nature, grounds and thesis, and possible changes in the potential outcome of loss for certain relevant tax proceedings, which involve complex judgments and subjectivity in evaluation, as well as obtaining, with the assistance of management, legal opinions from tax experts for certain proceedings with relevant changes in loss estimates.

Recoverability of deferred tax assets

As described in Note 10 to the consolidated financial statements, the Company and its controlled companies have deferred taxes recorded in the amount of R$ 3,671,070 thousand in the consolidated financial statements, arising from Income and Social Contribution tax losses, as well as from temporary differences nondeductible and/or taxable.

We identified management’s judgments and assumptions used to assess the recoverability of deferred tax assets as a critical audit matter. The judgments and assumptions used in the projection of future taxable income analysis included the Company’s forecasted assumptions of future revenues, gross margins, and discount rates. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

▪	Assessing the reasonableness of assumptions underlying management’s forecasted operating cash flows, including revenue growth and gross margin assumptions.

▪	Assessing management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.
▪	Utilizing personnel with specialized skill and knowledge in tax to assist in evaluating technical merits, reasonableness of management’s judgments and assumptions and the overall reasonableness of conclusions reached.

Amendment to the Judicial Reorganization Plan – Extinguishment of Liability

As described in Notes 1 (3.3), 6 and 32(h and c) to the consolidated financial statements, in accordance with the terms and conditions provided for in the amendment to the JRP the Company renegotiated the claims of Regulatory Agencies. The Company recognized the new liability payable to Regulatory Agency ANATEL according to the requirements of IFRS 9, equivalent to the present value on the date of execution of the Transaction Agreement. The new liability was calculated based on an management’s internal valuation that took into consideration the expected cash flows of seven-year term (84 installments), and assumptions related to the discount rates, obtained according to the market conditions, estimated with the Company’s intrinsic risk spread. The Company recorded this transaction as extinguishment of liability.

We identified management’s judgments related to the determination of the discount rate used to calculate the fair value of the new liability as a critical audit matter. Auditing the reasonableness of the discount rate involved a high degree of auditor judgment including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

▪	Assessing the terms of the Judicial Reorganization Plan and the terms of the Transaction Agreement with Regulatory Agency ANATEL;
▪	Evaluating the appropriateness of management’s analysis of the extinguishment of the Regulatory Agency ANATEL liability;

Utilizing personnel with specialized skills and knowledge in valuation to assist in evaluating the reasonableness of the discount rate used to determine the fair value of the new liability.

Amendment to the Judicial Reorganization Plan – Discontinued Operations

As described in Notes 2 and 31(a.1 and a.2) to the consolidated financial statements, in accordance with the terms and conditions provided for in the amendment to the JRP the Company determined that certain of its businesses met the held-for-sale criteria and the criteria to be presented as discontinued operations as these businesses represented components of the Company and are an integral part of the coordinated divestment plan. The Company revised the comparative balances of the consolidated statement of operations, consolidated of statement of comprehensive income, and consolidated statement of cash flows to reflect discontinued operations.

We identified management’s judgments related to the accounting assessment of the held-for-sale criteria and the presentation of the discontinued operations as a critical audit matter. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪	Assessing the reasonableness of management’s judgments relating to the determination of the held-for-sale criteria for these businesses and understanding the terms of the amendment to the Judicial Reorganization Plan.
▪	Testing the completeness and accuracy of the underlying data used in the presentation and disclosure related to the held-for-sale assets and liabilities and the presentation of discontinued operations.

We have served as the Company's auditor since 2018.

May 11, 2021, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS

BDO RCS Auditores Independentes SS

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Balance Sheets

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	December 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	8	4,107,941	2,081,945
Short-term investments	8	193,715	183,850
Accounts receivable	9	3,974,238	6,334,526
Inventories		378,462	326,934
Recoverable income taxes	10	358,121	542,726
Other taxes	11	1,823,451	1,089,391
Judicial Deposits	12	1,095,827	1,514,464
Pension plan assets	27	7,618	5,430
Prepaid expenses	13	330,131	670,344
Held-for-sale assets	31	20,771,942	4,391,090
Other assets	14	754,292	852,581
Total current assets		33,795,738	17,993,281
Non-current assets
Long-term investments	8	10,341	33,942
Deferred tax assets	10	3,671,070	99,175
Other taxes	11	1,447,166	2,995,559
Judicial Deposits	12	6,198,008	6,651,383
Pension plan assets	27	36,917	54,615
Prepaid expenses	13	128,385	583,736
Other assets	14	595,704	437,667
Investments	15	123,579	133,765
Property, plant and equipment, net	16	24,135,058	38,910,834
Intangible assets	17	3,697,821	3,997,865
Total non-current assets		40,044,049	53,898,541
Total assets		73,839,787	71,891,822
Current liabilities
Trade payables	18	2,742,395	4,794,309
Trade payables – Subject to the JRP	18	533,524	799,631
Payroll, related taxes and benefits		742,378	852,585
Derivative financial instruments	3	10,967	1,152
Borrowings and financing	19	424,957	326,388
Assignment of receivables	20	196,720
Income taxes payable	10	12,382	66,654
Other taxes	11	1,189,145	886,763
Licenses and concessions payable	21	43,415	58,582
Leases payable	22	654,662	1,510,097
Tax financing program	23	93,715	86,721
Provisions	24	781,942	547,996
Liabilities associated to held-for-sale assets	31	9,195,376	494,295
Other payables	25	1,391,530	1,410,744
Total current liabilities		18,013,108	11,835,917
Non-current liabilities
Trade payables – Subject to the JRP	18	5,020,972	3,293,427
Borrowings and financing	19	25,918,777	17,900,361
Assignment of receivables	20	180,327
Other taxes	11	1,324,000	1,224,038
Leases payable	22	2,327,016	6,639,929
Tax financing program	23	252,502	330,782
Provisions	24	5,028,521	4,703,684
Provision for pension plans	27	702,058	633,012
Other payables	25	7,302,596	7,534,166
Total non-current liabilities		48,056,769	42,259,399

Total liabilities		66,069,877	54,095,316

Shareholders’ equity	26
Share capital		32,538,937	32,538,937
Share issuance costs		(801,073)	(801,073)
Capital reserves		3,906,771	3,906,771
Treasury shares		(33,315)	(33,315)
Accumulated losses		(28,257,917)	(17,727,954)
Other comprehensive loss		398,089	(233,040)
Shareholders’ equity attributable to the Company and subsidiaries		7,751,492	17,650,326
Non-controlling interest		18,418	146,180
Total shareholders’ equity		7,769,910	17,796,506
Total liabilities and shareholders’ equity		73,839,787	71,891,822

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Balance Sheets

(In thousands of Brazilian reais - R$, unless otherwise stated)

Total liabilities		66,069,877	54,095,316

Shareholders’ equity	26
Share capital		32,538,937	32,538,937
Share issuance costs		(801,073)	(801,073)
Capital reserves		3,906,771	3,906,771
Treasury shares		(33,315)	(33,315)
Accumulated losses		(28,257,917)	(17,727,954)
Other comprehensive loss		398,089	(233,040)
Shareholders’ equity attributable to the Company and subsidiaries		7,751,492	17,650,326
Non-controlling interest		18,418	146,180
Total shareholders’ equity		7,769,910	17,796,506
Total liabilities and shareholders’ equity		73,839,787	71,891,822

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Notes	2020	2019	2018

Net operating revenue	4 and 5	9,284,303	10,492,096	12,210,060

Cost of sales and/or services	5	(7,271,335)	(7,982,595)	(9,167,739)

Gross profit		2,012,968	2,509,501	3,042,321

Operating income (expenses)
Share of results of investees	5 and 15	31,624	(5,174)	(13,492)
Selling expenses	5	(2,217,796)	(2,607,049)	(2,638,889)
General and administrative expenses	5	(2,748,473)	(2,781,460)	(2,734,148)
Other operating income	5	4,727,424	4,096,067	2,033,320
Other operating expenses	5	(3,616,966)	(4,578,728)	(6,452,688)

		(3,824,187)	(5,876,344)	(9,805,897)

Loss before financial income (expenses) and taxes		(1,811,219)	(3,366,843)	(6,763,576)

Financial income	5 and 6	4,202,220	2,631,713	30,919,269
Financial expenses	5 and 6	(16,477,660)	(8,009,046)	(4,227,995)

Financial income (expenses)	5 and 6	(12,275,440)	(5,377,333)	26,691,274

Profit (loss) before taxes		(14,086,659)	(8,744,176)	19,927,698

Income tax and social contribution
Current	7	(20,975)	(56,303)	132,217
Deferred	7	3,571,895	69,041	3,159,711

Profit (loss) from continuing operations		(10,535,739)	(8,731,438)	23,219,626

Discontinued operations

Profit (loss) for the year from discontinued operations (net of taxes)	31	7,240	(363,669)	1,395,929

Profit (loss) for the year		(10,528,499)	(9,095,107)	24,615,555

Profit (loss) attributable to Company owners		(10,529,963)	(9,000,434)	24,591,140
Profit (loss) attributable to non-controlling interests		1,464	(94,673)	24,415

Profit (loss) allocated to common shares - basic and diluted		(10,254,142)	(8,764,803)	22,036,079
Profit (loss) allocated to preferred shares – basic and diluted		(275,821)	(235,631)	2,555,061

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted		5,796,448	5,788,447	1,344,686
Preferred shares – basic and diluted		155,915	155,915	155,915

Basic and diluted profit (loss) per share:	26(e)
Common shares – basic and diluted (R$)		(1.77)	(1.51)	16.39
Preferred shares – basic and diluted (R$)		(1.77)	(1.51)	16.39

Basic and diluted profit (loss) per share - continuing operations:	26(e)
Common shares – basic and diluted (R$)		(1.77)	(1.45)	15.46
Preferred shares – basic and diluted (R$)		(1.77)	(1.45)	15.46

Basic and diluted profit (loss) per share - discontinued operations:	26(e)
Common shares – basic and diluted (R$)		-	(0.06)	0.93
Preferred shares – basic and diluted (R$)		-	(0.06)	0.93

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019	2018

Profit (loss) for the year	(10,528,499)	(9,095,107)	24,615,555

Hedge accounting loss	(2,409)	(1,152)
Actuarial gains (losses)	579,956	(9,904)	104,848
Exchange gains (losses) on investment abroad	99,966	(16,372)	(110,098)

Comprehensive income (loss) for the year from continuing operations	(9,850,986)	(9,122,535)	24,610,305

Effect of taxes on other comprehensive income: Actuarial loss			(35,875)

Discontinued operations

Comprehensive income of discontinued operations	178	109	667

Total comprehensive income (loss) for the year	(9,850,808)	(9,122,426)	24,575,097

Comprehensive income (loss) attributable to owners of the Company	(9,898,834)	(9,025,115)	24,625,063
Comprehensive income (loss) attributable to non-controlling interests	48,026	(97,311)	(49,966)

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company						Total controlling interests	Non-controlling interests	Total shareholders’ equity
	Share capital	Share issue costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive income
Balance at January 1, 2018	21,438,374	(377,429)	13,242,374	(5,531,092)	(42,053,790)	(242,282)	(13,523,845)	293,457	(13,230,388)
Capital increase	10,600,097		1,013,883				11,613,980		11,613,980
Delivery of treasury shares as per the JRP			(2,727,842)	2,727,842
Share subscription warrants			4,580				4,580		4,580
Profit for the year					24,591,140		24,591,140	24,415	24,615,555
Other comprehensive income					(67,458)	33,923	(33,535)	(74,381)	(107,916)
Balance at December 31, 2018	32,038,471	(377,429)	11,532,995	(2,803,250)	(17,530,108)	(208,359)	22,652,320	243,491	22,895,811
Capital increase	500,466		3,837,009				4,337,475		4,337,475
Share issue costs		(423,644)					(423,644)		(423,644)
Share buyback				(2,572)			(2,572)		(2,572)
Pharol Agreement (Note 1)			(2,462,799)	2,772,507	(197,846)		111,862		111,862
Loss for the year					(9,000,434)		(9,000,434)	(94,673)	(9,095,107)
Absorption of capital reserves			(9,000,434)		9,000,434
Other comprehensive loss						(24,681)	(24,681)	(2,638)	(27,319)
Balance at December 31, 2019	32,538,937	(801,073)	3,906,771	(33,315)	(17,727,954)	(233,040)	17,650,326	146,180	17,796,506
Profit (loss) for the year					(10,529,963)		(10,529,963)	1,464	(10,528,499)
Other comprehensive income						631,129	631,129	46,562	677,691
Decrease of non-controlling interests								(175,788)	(175,788)
Balance at December 31, 2020	32,538,937	(801,073)	3,906,771	(33,315)	(28,257,917)	398,089	7,751,492	18,418	7,769,910

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019	2018
Cash flows from operating activities of continuing operations
Pre-tax profit (loss)	(14,086,659)	(8,744,176)	19,927,697
Non-cash items
Loss (gain) on financial instruments (Note 6)	10,512,510	2,762,400	(2,043,170)
Gain on the restructuring of third-party borrowings (Note 6)			(11,054,800)
Fair value adjustment to borrowings and financing (Note 6)	(1,746,789)	527,465	(13,928,659)
Present value adjustment to other liabilities (Note 6)	193,248	59,214	(1,167,043)
Transaction with derivative financial instruments (Note 6)	134,987	(55,025)
Depreciation and amortization (Note 5)	4,341,705	4,537,583	4,014,467
Onerous obligation (Note 5)			4,883,620
Expected credit losses on trade receivables (Note 5)	133,684	299,102	401,749
Impairment (reversals) / losses (Note 5)	(1,129,708)	2,111,022	291,758
Provisions/(Reversals) (Note 5)	578,239	211,690	90,089
Share of results of investees (Note 5)	(31,624)	5,174	13,492
Gain on the sale of investments	(79,114)
Gain (loss) on the disposal of assets	(119,921)	129,438	215,398
Concession Agreement Extension Fee - ANATEL	313,798	374,752	80,550
Employee and management profit sharing	345,556	190,187	176,873
Recovered taxes (Notes 5 and 6)	(391,461)	(3,617,919)
Monetary corrections to provisions/(reversals) (Note 6)	879,178	1,589,551	226,022
Monetary corrections to tax refinancing program (Note 6)	6,800	16,135	28,036
Other	(244,190)	(432,909)	(632,817)

	(389,761)	(36,316)	1,523,262

Changes in assets and liabilities
Accounts receivable	848,659	(376,241)	(177,133)
Inventories	(51,982)	(21,113)	(48,280)
Taxes	1,416,573	1,322,267	121,951
Increases/decreases of cash investments	21,801	40,141	(87,744)
Trade payables	105,315	(678,046)	(860,900)
Payroll, related taxes and benefits	(245,315)	(313,169)	(253,902)
Assignment of receivables	459,014
Licenses and concessions	(41,209)	(127,313)
Provisions	(640,505)	(462,299)	(434,974)
Changes in assets and liabilities held for sale	485,858	(29,829)	(257,643)
Other assets and liabilities	(111,625)	(252,683)	525,660

	2,246,584	(898,285)	(1,472,965)

Financial charges paid - debt	(805,975)	(926,910)	(19,215)
Financial charges paid - other	(151,639)	(60,909)	(2,884)
Income tax and social contribution paid - Company	(33,436)	(85,680)	(495,038)
Income tax and social contribution paid - third parties	(78,540)	(159,966)	(188,445)

	(1,069,590)	(1,233,465)	(705,582)

Cash flows from operating activities - continuing operations	787,233	(2,168,066)	(655,285)

Cash flows from operating activities - discontinued operations	3,619,470	4,358,169	3,517,821
Net cash generated by operating activities	4,406,703	2,190,103	2,862,536

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)
	2020	2019	2018

Cash flows from investing activities - continuing operations
Purchases of tangibles and intangibles	(3,455,136)	(4,157,318)	(3,557,544)
Proceeds from the sale of investments and capital assets	144,422	106,097	22,276
Cash received on the sale of investments - PT Ventures	4,132,422
Decrease in non-controlling interests	(175,788)
Dividends received from investments abroad		226,525
Judicial deposits	(194,651)	(472,111)	(775,647)
Redemptions of judicial deposits	646,875	716,344	1,083,043

Cash flows from investing activities - continuing operations	1,098,144	(3,580,463)	(3,227,872)
Cash flows from investing activities - discontinued operations	(4,241,818)	(3,270,215)	(1,689,003)
Net cash used in investing activities	(3,143,674)	(6,850,678)	(4,916,875)

Cash flows from financing activities
Borrowings net of costs	2,485,898
Repayment of principal of borrowings and financing	(11,267)	(11,824)	(161,884)
Proceeds from (repayments of) derivative financial instrument transactions	(119,551)	72,113
Capital increase		4,000,000
Commitment to investors premium		(58,489)
Payments of obligation for licenses and concessions			(1,491)
Tax refinancing program	(81,671)	(151,720)	(265,359)
Payment of dividends and interest on capital		(437)	(54)
Leases	(596,597)	(540,838)
Exercise of warrants			4,580
Share buyback		(2,572)

Cash flows from financing activities - continuing operations	1.676,812	3,306,233	(424,208)
Cash flows from financing activities - discontinued operations	(877,182)	(949,042)	(136)
Net cash used in financing activities	799,630	2,357,191	(424,344)

Foreign exchange differences on cash equivalents	205,014		1,328

Cash and cash equivalents transferred to held for sale	(241,677)

Cash flows for the year	2,025,996	(2,303,384)	(2,477,355)

Cash and cash equivalents

Closing balance	4,107,941	2,081,945	4,385,329
Opening balance	2,081,945	4,385,329	6,862,684

Changes in the year	2,025,996	(2,303,384)	(2,477,355)

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional Disclosures Relating to the Statement of Cash Flows

Non-cash transactions

	2020	2019	2018
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	174,223	465,899	1,034,475
Offset of judicial deposits against provisions	376,376	395,143	845,088
Offsetting of recoverable taxes against taxes payable	4,377,247	4,554,108
Shares issued to the backstop investors		337,475
Settlement of payables for own shares (Notes 1 and 26 (b))		46,680
Conversion of debt into shares			11,613,980

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 19.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. The Company also provides domestic and international long-distance services in all Regions under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. – under Judicial Reorganization (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. – under Judicial Reorganization (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

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

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession’s last five-year period (2021-2025) and the new General Universal Service Targets Plan (PGMU V).

The contribution period to the Public Hearing ended on March 26, 2019 and after being processed by ANATEL, it was approved under Decision 619/2020, PGMU amendment proposal, sent to the Ministry of Communications (Official Letter 478/2020/GPR-ANATEL, of Dec 1, 2020), in addition to the new wording of the Concession Agreements (Resolution 737/2020).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In December 2020, Oi filed a Cancellation Request against Ruling No. 619/2020 and Resolution No. 737/2020, which jointly approved the PGMU V proposal and the draft Concession Agreements for the Switched Fixed-line Telephony Service (“STFC”) for 2021-2025, as stated in case file No. 53500.040174/2018-78.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained until the end of the concession.

It is worth noting that Law 13879/2019 opens the legal possibility of changing the provision of STFC services from public utility regime to the private law regime at the time the radiofrequency permits, telecommunications service concessions, and satellite exploitation rights are extended. On June 17, 2020, the authorities enacted Decree 10402, which regulates Law 13879/2019 and sets the deadline for ANATEL to issue the rules that will govern changing from concessions to permits.

As a result, ANATEL issued Resolution 741/2021, which approves the Regulation for the Adaptation of the Concessions of the Fixed Commuted Telephone Service (STFC) as Authorizations of the same service. This regulation sets the rules for the migration from the concession regime to an authorization regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency’s Board of Directors by the end of the first half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. This request is currently under review by ANATEL.

With the approval of the Judicial Reorganization Plan (“JRP”, “Plan” or “Original Plan”), ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as reported in the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Judicial Reorganization

On June 20, 2016, the Company and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged with and into the Company), Portugal Telecom International Finance B.V. - under Judicial Reorganization (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. - under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”, or “Debtors”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ JRP was approved by a vast majority of creditors on December 20, 2017.

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

On January 25, 2019 the Company completed the second capital increase provided for in the JRP (“Capital Increase - New Funds”), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants (“ADWs”)

On October 28, 2018, the Company commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Agreement and (b) the delivery to Bratel of 33.8 million Oi shares there were held in treasury, including 32 million common shares and 1.8 million preferred shares.

In addition, several obligations and rights of the parties described in the Material Fact Notice released by Oi and the Communication released by Pharol, both on January 9, 2019, were fully clearly established.

Default Payment Method provided for by Clause 4.3.6 of the Original Plan - Bondholders

On May 20, 2019, in strict compliance with the decision issued under Chapter 15 that determined that the cancelation of the notes regulated by New York Law should take place on June 14, 2019, the Company announced that it started the procedure so that the holders of the notes (a) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.375% notes maturing in 2017 (ISIN No.: XS0215828913); (b) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.875% notes maturing in 2018 (ISIN No.: XS0843939918); (c) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.00% notes maturing in 2019 (ISIN No.: XS0462994343); (d) Portugal Telecom International Finance B.V.’s €1,000,000,000 in 4.625% notes maturing in 2020 (ISIN No.: XS0927581842); (e) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.5% notes maturing in 2025 (ISIN No.: XS0221854200); (f) Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 in 5.625% notes maturing in 2021 (ISIN No.: XS1245245045); (g) Oi Brasil Holdings Coöperatief U.A.’s US$1,500,000,000 in 5.75% notes maturing in 2022 (ISIN No.: US10553MAD39); (h) Oi S.A.’s €750,000,000 in 5.125% notes maturing in 2017 (ISIN No.: XS0569301327); (i) Oi S.A.’s US$750,000,000 9.500% maturing in 2019 (ISIN No.: 87944LAD1); (j) Oi S.A.’s BRL1,100,000,000 in 9.75% maturing in 2016 (ISIN No. US10553MAC55); and (k) Oi S.A.’s US$1,000,000,000 in 5.500% maturing in 2020 (ISIN No. 144A: US87944LAE92) (the “Legacy Notes”) are able to support their claims to receive on a future date or on the Company’s payment dates pursuant to Clause 4.3.6 of the Original Plan. On June 14, 2019, the Legacy Notes were duly cancelled.

The procedure detailed above is not applicable for the holders of the 6.25% Notes issued by Portugal Telecom International Finance B.V. – in Judicial Reorganization maturing in 2016 (ISIN No.: PTPTCYOM0008). The Company will provide at the appropriate time the information on the procedure to register the beneficiaries of the Default Payment Method provided for by Clause 4.3.6 of the Original Plan with regard to such series.

Prepetition Financing – Clause 5.3 of the Original Plan

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel Debentures” and “Oi Móvel Issue”, respectively). The main features of the Oi Móvel Issue and the Oi Móvel Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Oi Móvel Debentures set forth in the related Debenture Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Oi Móvel Debentures are fully backed by collaterals and trust guarantees provided by Oi Móvel and the Company and its subsidiary Telemar.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Oi Móvel Issue was approved based on the provisions of Clause 5.3 of the Original Plan and is part of the context of post-petition financing, in the “Debtor in Possession Financing” (“DIP Financing”) modality.

Subsequently to the Material Fact Notice disclosed on December 23, 2019, the Company disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel Issue had been completed for private placement in the amount of R$2,500,000,000.00.

Non-termination of the Judicial Reorganization

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the Plan’s homologation would complete two (2) years.

The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the Company’s recovery, said petition presented the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which would require actions still to be implemented as part of the Judicial Reorganization Proceeding.

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan (“Amendment to Plan” or “Amendment to the JRP”) aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan, prescribing that:

(i)	the Oi Companies filed with the court, within 180 days from the decision’s issue date, the draft amendment to the JRP; and

(ii)	the Trustee organized the New General Creditors’ Meeting, which shall be held within 60 days from the submission of the draft amendment to the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Amendment to the Judicial Reorganization Plan

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative was aligned with the Strategic Plan, which is being transparently implemented.

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the creditors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene and was confirmed by the Judicial Reorganization Court in a decision issued on October 5, 2020 and published on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruled out the allegation of unequal treatment among creditors and rejected the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors’ judicial reorganization, beginning on the date that the decision was published, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

1.	Purposes of the Amendment to the JRP

The Amendment to the JRP, approved by the creditors and ratified by the Judicial Reorganization Court, as referred to above, aims at allowing the Oi Companies and their subsidiaries (“Oi Group”) to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group’s strategy is transforming its business model by focusing on the use and rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

This strategy will be implemented by proceeding with the asset divestiture process, the possibility of taking part of moves toward consolidation in the industry and divesting its mobile communications operation and adopting of the model known as structural separation, which allows incorporating separate entities dedicated to investing, the operation and the maintenance of the telecommunications infrastructure and the provision of services to its end customers, including the product development, marketing, sales and customer service activities. This aims at making the Oi Group’s business model more sustainable, focused on its main competitive advantages, structured in an efficient and focused manner, and ensuring the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all prepetition claims.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Amendment to the JRP aims at introducing flexibility in meeting the Company’s strategic goals described above and its main purposes include:

(i)	the possibility of forming isolated production units (“UPIs”) by separating certain businesses and/or isolated assets of the Oi Group and sell such separate units under the security and benefits assured by Law 11101/2005 (Business Recovery and Bankruptcy Law, or LRF), so as to maximize their worth and provide the resources necessary to pay prepetition creditors and discharge the Debtors’ obligations;

(ii)	improve the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and expediting up the settlement of these claims, as required by the Judicial Reorganization Court;

(iii)	allow the Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and

(iv)	allow the segregation, using an Oi Group company, of some fiber optics assets and infrastructure to create a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optics network. Such company may have access to financial and capital markets and raise additional funds at lower costs, thus ensuring the funds generated by the Debtors’ operations are used exclusively in such operations, thus, strengthening their operating structure.

2.	UPIs provided for in the Amendment to the JRP

The Amendment to the JRP provides for the creation of five (5) UPIs separate from the assets, liabilities and rights of the Debtors and associated with (a) the operation of telecommunications networks (“UPI InfraCo”); (b) the telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (c) the passive infrastructure (“UPI Towers” and “UPI Datacenter”); and (d) the TV business (“UPI TVCo”).

The UPIs are established as special purpose corporations (“SPCs”) and may be sold under different models for each type of UPI described above, to ensure the debt payment and generate the funds necessary for the expansion of its fiber infrastructure and associated services, which are the key focus of Oi Group’s strategy. The divestment of the UPIs would allow Oi to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.1.	UPI InfraCo

InfraCo SPC will concentrate infrastructure and fiber assets related to the Oi Group’s access and transportation networks already contributed to its capital, whether when they are directly assigned or even when they are assigned as right of use, in the form of Indefeasible Rights of Use (IRUs), as well as new infrastructure investments to be made in the future for the purpose of accelerating investments in the expansion of its fiber optics networks, based on a more flexible and efficient capital structure and greater possibility of attracting and using new funds. InfraCo SPC is seeking in the market the necessary funds to finance its investments in order to expand Oi Group’s operations in fiber optics and serve a larger number of customers from these segments nationwide.

The Amendment to the JRP establishes that Oi shall retain a material interest in the capital of InfraCo SPC through measures to ensure its active participation in the creation and expansion of a local leader in fiber optics infrastructure. As in other countries, the creation of InfraCo SPC followed a logic of structural separation between the services company and the infrastructure company for the purpose of maximizing business value through greater efficiency and innovation, with clear strategies focused on customer experience and product and service innovation on one hand and mass access to fiber infrastructures and optimization of its technical operation on the other.

The UPI InfraCo consists of 100% of the SPC shares, which concentrates the assets and liabilities related to the fiber optics and infrastructure activities described in Annex 5.3.4 to the Amendment to the JRP. Clause 5.3.9.4 of the Amendment to the JRP provides for the partial divestiture of the UPI InfraCo through a bidding process, under the terms of the Business Recovery and Bankruptcy Law, by submitting sealed bids for the disposal of the majority of the voting shares of InfraCo SPC, representing its shareholding control. This bid should ensure the Company the payment of at least R$6.5 billion, in addition to the guarantee from the acquirer that there will be adequate funds for the payment of possible remaining debts of InfraCo SPC, including the full payment of InfraCo’s debt outlined in Clause 5.3.8.1 to the Amendment to the JRP and the compliance with its investment plan, according to certain parameters to be established in the related UPI InfraCo Invitation to Bid Notice. At the completion of the partial sale of the UPI InfraCo, the buyer will be assured an interest equivalent to 51.0% of the voting capital stock, not exceeding 51.0% of the total capital stock of InfraCo SPC, and the Debtors are reserved the right to, at their sole discretion, determine the division of the capital stock of InfraCo SPC into common and preferred shares of InfraCo in the sale, within the limits established by law, thus guaranteeing that the Company shall retain a significant equity interest in SPC InfraCo, which might be possibly liable for the Debtors’ obligations to JRP creditors.

As a result of the large demand for the asset during the preliminary market analysis conducted by a financial advisor, the minimum economic value (EV) of InfraCo SPC (as at December 31, 2021) to be considered in the proposals will be R$20 billion, within the previous reference range of 25.5% to 51% of the economic value, in order to ensure an active bid dispute among the different stakeholders for the control of InfraCo (51% of the voting capital of InfraCo SPC) until the auction. The interested parties must also assume the commitment to pay a secondary installment of the acquisition price of not less than R$6.5 billion and a primary installment of the acquisition price amounting up to R$5 billion, to guarantee the payment of any remaining debts of InfraCo SPC, including the payment of the amount of InfraCo SPC’s debt provided for in Clause 5.3.8.1 of the Amendment to the JRP and the implementation of the planned investment plan, in exchange for receiving new common shares

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

issued by InfraCo SPC, at the price per share paid in the partial sale of UPI InfraCo, adjusted as provided for in the Amendment to the JRP.

The Oi Group may, by the date of publication of the UPI InfraCo Notice, accept the binding bid with the highest economic value (EV) assigned to InfraCo SPC for the partial acquisition of UPI InfraCo, pursuant to the terms of the Amendment to the JRP, undertaking to grant such bidder the right to top, at its sole discretion, any offer per share issued by InfraCo SPC above its own biding bid, provided it submits an offer for an amount higher than at least 1% of the price per share issued by InfraCo SPC set in the best offer made during the bidding process for partial sale of the UPI InfraCo. The Amendment to the JRP also provides for mechanisms for evaluating binding bids for the partial acquisition of the UPI InfraCo that take into consideration not only the price per share offered and its minimum price of the economic value (EV) of InfraCo SPC, but also the possibility of evaluating better conditions for determining the best bid to be taken into consideration as the preferential bid for the judicial bidding process.

On January 25, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that on January 22, 2021 it had received binding proposals from third parties for the partial acquisition of the UPI InfraCo, all above the minimum price set in the Amendment to the JRP and that the proposals received are under analysis by the Company, which may engage in negotiations with the bidder of the best offer, on an exclusive basis, for the purpose of negotiating the final agreements that will be disclosed during the bidding process, by means of the corresponding Invitation to Bid Notice to be published in due course.

On February 4, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in view of the binding offer terms and conditions for partial acquisition of the UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group (the “Offer” and the “Bidders”), on this same date entered into an Exclusivity Agreement (“Agreement”) with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the sale terms and conditions, as well as the documentation and appendices relating to the Offer. The purpose of the Agreement was to grant the negotiations underway between the parties the necessary security and agility, and, if the negotiations between the parties regarding the terms and documentation are satisfactorily concluded, allow that Oi is in a position to grant the Bidders the right to top other bids received in the course of the bidding process for the sale of the UPI InfraCo, pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP confirmed by the JRP. The Agreement was initially effective until March 6, 2021 and was automatically renewed for an additional period of thirty (30) days, unless otherwise stated by any of the parties. The initial effective date was March 6, 2021, which was automatically renewed for another thirty-day period, to become effective until April 5, 2021, as reported by Oi in a Notice to the Market disclosed on March 5, 2021 and, subsequently, it was extended until 10:00 a.m. on April 9, 2021, as informed by Oi in the Notice to the Market released on April 6, 2021.

On April 12, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in the context of the negotiations held with the Bidders, the Company accepted, on this date, the revised binding proposal submitted jointly by the Proponents (the "Binding Proposal") for the acquisition of a portion of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., the isolated production unit which owns the Company's fiber optic infrastructure assets (Special Purpose Company, or the "SPC InfraCo", and the "Transaction"), pursuant to Clause 5.3.9.4 of the Amendment to the JRP.

Notwithstanding the other terms and conditions provided therein, the Binding Proposal, pursuant to Clause 5.3.9.4 of the Amendment to the JRP, provides for the firm economic value (EV) of InfraCo SPC of twenty billion and twenty million Brazilian reais (R$20,020,000,000.00) on December 31, 2021, taking into account a net debt of four billion, one hundred and seven million, three hundred and fifty-three thousand, five hundred and ninety-eight Brazilian reais and fifty-nine cents (R$4,107,353,598.59), as provided in Clause 5.3.8.1 of the Amendment to the JRP, fully due to the Company and to be paid within ninety (90) days from the closing of the Transaction. The Binding Proposal contemplates the contribution of a Primary Tranche to InfraCo SPC, the payment of a Secondary Tranche to the Company and the contribution of an Additional Primary Tranche to InfraCo SPC, in addition to the Globenet Merger.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Binding Proposal and related instruments further contemplate the execution of capacity and other operating agreements between InfraCo SPC and Oi and/or its associates, as well as an InfraCo SPC shareholders’ agreement between the Proponents and the Company, pursuant to Section 5 combined with Clause 5.3. 9.4.4, of the Amendment to the JRP.

The transaction price, considering the sum of the Primary Tranche; the Secondary Tranche; the Additional Primary Tranche; and the price of the Globenet merger, pursuant to the Binding Proposal, totals twelve billion, nine hundred twenty-three million, three hundred thirty-eight thousand, two hundred ninety reais and sixty-eight cents (R$12,923,338,290.68), which will be subject to adjustment mechanisms based on certain performance, financial and operational metrics of SPC InfraCo, in accordance with its business plan (such as indebtedness, working capital, number of HPs and HCs, OPEX and CAPEX, among others), as agreed between Oi and the Bidders.

By accepting the Binding Offer, the Bidders were granted the right, at their sole discretion, to top the highest bid that may be submitted in the competitive process for the partial disposal of the UPI InfraCo, pursuant to Section 5.3.9.4.6 of the Amendment to the JRP.

The transaction described above is in line with the implementation of the Strategic Plan for the transformation of the operations of the Oi Companies, which provides for the partial sale of the UPI InfraCo in a bidding proceeding pursuant to the LFR.

Debentures of Infraco SPC based on Section 5 of the Amendment to the JRP

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia had entered into an indenture for the issue of collateralized, simple, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to R$ 2,500,000,000.00 (“InfraCo Debentures” and “InfraCo Issue”, respectively). The main features of the InfraCo Issue and the Infraco Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the InfraCo Debentures set forth in the Debenture Indenture; (ii) Interest: unit par value adjusted using the accumulated National Broad Consumer Price Index (IPCA) variance, plus interest of 11% per year; (iii) Guarantees: the InfraCo Debentures shall be backed by collateral and a trust security provided by InfraCo; (iv) Conversion: the InfraCo Debentures shall be convertible into redeemable preferred shares representing the majority of InfraCo’s voting shares; and (v) Subscription: the InfraCo Debentures must be subscribed and paid-in by April 15, 2021 (“Subscription and Payment Deadline”).

On April 15, 2021, Oi released a Notice to the Market informing that the Subscription and Payment Deadline for the InfraCo Debentures was extended to April 29, 2021, as mutually agreed by the parties.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On April 29, 2021, a Notice to the Market was released, informing that the Subscription and Payment Deadline for the InfraCo Debentures was extended to May 17, 2021.

The leading underwriter of the Debentures is Brookfield Asset Management and the other underwriters are Farallon Latin America Investimentos and Prisma Capital.

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiaries Oi Móvel and Telemar, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi and its subsidiaries Oi Móvel and Telemar, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion. The actual InfraCo Issue is subject to the authorizations and the compliance with certain conditions precedent set forth in the relevant InfraCo Issue indenture.

2.2.	UPI Mobile Assets

The Amendment to the JRP provides for the sale of UPI Mobile Assets in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Mobile SPC, with payment of at least R$15.7 billion in cash.

On November 10, 2020, the Bid Notice (“UPI Mobile Assets Bid Notice”) submitted by the Debtors was published for the sale of the UPI Mobile Assets, which consisted of (i) 100% of the shares of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with corporate taxpayer identification number (CNPJ/ME) 36.012.579/0001-50 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.291, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro; (ii) 100% of the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.178.485/0001-18 and registered with the Rio de Janeiro State Division of Corporations under 33.300.334.441, with registered head offices at Lavradio, 71, sala 201/801, Centro, CEP 20230-070, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro; and (iii) 100% of the shares of Jonava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.185.266/0001-66 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.334.467, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Mobile SPCs”) wholly owned by Oi Móvel, free and clear of any liens or encumbrances (“Mobile SPC Shares”), to the capital of which Oi Móvel will contribute, through one or more corporate transactions, the Assets, Liabilities and Rights of the UPI Mobile Assets described in Appendix 5.3.1 to the Amendment to the JRP and in the UPI Mobile Assets Bid Notice.

On December 14, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Mobile Assets, in the manner and terms provided for in the Amendment to the JRP and in the UPI Mobile Assets Bid Notice. During said hearing, it was verified that there was only one bid for the acquisition of the UPI Mobile Assets, which was submitted jointly by Telefônica Brasil S.A., TIM S.A., and Claro S.A. (the “Bidders”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Mobile Assets submitted by the Bidders, amounting to R$16.5 billion, of which R$756 million relates to transition services to be provided by Oi to the Bidders for up to 12 months, plus a commitment to enter into long-term take-or-pay agreements for transmission capacity services with Oi, whose net present value (NPV), calculated for purposes and in the manner provided in the Amendment to the JRP, is R$819 million, which shall be paid in cash, subject to the terms and

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

conditions provided for in the related binding proposal and the related Share Purchase Agreement set forth in Annex 5.3.9.1 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Mobile Assets, the Judicial Reorganization Court confirmed the Bidders’ proposal as the winning bid of the bidding process for the sale of the UPI Mobile Assets, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On January 29, 2021, the Company released a Notice to the Market informing its shareholders and the market in general that on January 28, 2021, the Company, Telemar and Oi Móvel entered with into the Bidders Agreement the Purchase and Sale of Shares and Other Covenants (“Agreement”) for the purpose of selling Mobile Assets SPC, under the terms and conditions set forth in the proposal of the Bidders confirmed by the Judicial Reorganization Court, as described earlier in this item. The actual completion of the Transaction, with the transfer of the Mobile Assets SPCs’ shares to the Buyers, is subject to the approval of the CADE (Brazilian antitrust agency) and preapproval by Anatel, as well as compliance of conditions precedent usual for this type of transaction, as provided for in the Agreement.

2.3.	UPI Towers

The Amendment to the JRP provides for the sale of the UPI Towers in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Towers SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Towers Bid Notice”) submitted by the Debtors was published for the sale of the UPI Towers, which consisted of 100% of the shares issued by special purpose corporation Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.978.982/0001-75 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.215, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Towers SPC”), wholly owned by Telemar and Oi Móvel, specifically incorporated for being sold as a UPI as part of the Judicial Reorganization Proceeding, and with share capital paid in by the Assets, Liabilities and Rights of the UPI Towers, described in Annex 5.3.2 to the Amendment to the JRP and in the UPI Towers Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Towers, in the manner and terms provided for in the Amendment to the JRP and in the UPI Towers Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Towers, which was submitted by Highline do Brasil II Infraestrutura de Telecomunicações S.A. (“Highline”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Towers submitted by the latter, amounting to one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Brazilian reais (R$1,066,902,827.00) to be paid in cash, as described in the Material Fact Notice released on August 13, 2020, subject to the terms and conditions provided for in the related binding proposal and the related Stock Purchase Agreement set forth in Annex 5.3.9.2 to the Amendment to the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Due to the submission of a single sealed bid for the acquisition of the UPI Towers, the Judicial Reorganization Court confirmed Highline’s proposal as the winning bid of the bidding process for the sale of the UPI Towers, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 23, 2020, the Company released a Notice to the Market informing its shareholders and the market in general that the Company, Telemar and Oi Móvel entered into the Share Purchase and Sale Agreement Through a UPI and Other Covenants (“Agreement”) with Highline for the sale of the UPI Towers to Highline and that the actual completion of the transaction with the transfer of Towers SPC’s shares to Highline was subject to the compliance with the conditions precedent usual for this type of transaction, as provided for in the Agreement.

Against this background, on March 30, 2021, the Company disclosed a Material Fact Notice informing that, after compliance with all previous contractual obligations, the sale of UPI Towers to Highline was completed on the same date, with the transfer of all Towers SPC shares to Highline, which, in turn, paid the cash portion, with remaining balance payable after the usual calculations and adjustments for this type of transaction, pursuant to the Agreement and the Amendment to the JRP.

The completion of the Transaction represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at granting the Company greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.4.	UPI Datacenter

The Amendment to the JRP provides for the sale of UPI Datacenter in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Datacenter SPC held by the Debtors.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On October 19, 2020, the Bid Notice (“UPI Datacenter Bid Notice”) submitted by the Debtors was published for the sale of the UPI Datacenter, which consisted of 100% of the shares issued by special purpose corporation Drammen RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.980.592/0001-30 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.231, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Datacenter SPC”), the shares of which will be held by Oi, Telemar and Oi Móvel, specifically incorporated to be sold as a UPI as part of the Judicial Reorganization Proceeding, and with capital stock paid in exclusively and necessarily by the Assets, Liabilities and Rights of the UPI Datacenter, described in Annex 5.3.3 to the Amendment to the JRP and in the UPI Datacenter Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court to open the sealed bids submitted as part of the bidding process for the disposal of the UPI Datacenter, in the manner and terms provided for in the Amendment to the JRP and in the UPI Datacenter Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Datacenter, which was submitted by Titan Venture Capital e Investimentos Ltda. (“Titan”) pursuant to the precise terms and conditions of the binding proposal for acquisition of UPI Datacenter submitted by the latter, as described in the Material Fact Notice dated June 15, 2020, amounting to three hundred and twenty-five million Brazilian reais (R$325,000,000.00) to be paid as follows: (i) a cash installment in the amount of two hundred and fifty million Brazilian reais (R$250,000,000.00); and (ii) the remaining amount of seventy-five million Brazilian reais (R$75,000,000.00) in installments to be paid in the manner and within the deadline set forth in the related binding proposal and the related Share Purchase and Sale Agreement contained in Exhibit 5.3.9.3 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Datacenter, the Judicial Reorganization Court confirmed Titan’s proposal as the winning bid of the bidding process for the sale of the UPI Datacenter, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 14, 2020, the Company released a Notice to the Market informing that on December 11, 2020 the Company, Telemar, and Oi Móvel had entered into the Agreement for the Purchase and Sale of Shares Through a UPI and Other Covenants (“Agreement”) with Titan, for the purpose of selling the UPI Datacenter to Titan for the total amount R$325,000,000.00, which will be paid after the compliance with certain conditions precedent, as follows: (i) a cash installment of R$250,000,000.00 (“Cash Installment”) paid at sight; and (ii) R$ 75,000,000.00 (“Remaining Amount”), in installments to be paid in the manner and timeframe set forth in the Agreement.

Accordingly, on March 15, 2021, the Company released a Material Fact Notice informing that, after compliance with all the contractual conditions precedent on March 12, 2021, it sold the UPI Data Center to Titan and transferred all the shares issued by Datacenter SPC to Titan, which, in turn, paid the Cash Installment, with the Remaining Amount to be paid in installments, in the manner and timeframe set forth in the Agreement.

The completion of the sale of the UPI Datacenter represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at ensuring greater financial flexibility and efficiency, and the

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.5.	UPI TVCo

UPI TVCo will consist of 100% of TVCo SPC shares which will concentrate the assets, liabilities, and rights related to the pay TV business, described in Annex 5.3.5 to the Amendment to the JRP, which provides for the disposal of the UPI TVCo in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of TVCo SPC shares held by the Debtors, considering that the acquisition of the UPI TVCo will involve (i) the payment, in a single cash installment, of a minimum amount of R$20 million and (ii) the obligation of the corresponding acquirer to share with the Debtors and/or their associates 50% of the net revenue of the IPTV service to be offered to TVCo SPC customers using the FTTH network, under the terms and conditions to be established in the Bidding Notice for the disposal of the UPI TVCo.

3.	Payment of Creditors

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan.

The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors.

3.1.	Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

3.2.	Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.3.	Regulatory Agencies’ Claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

3.4.	Unsecured Claims

3.4.1.	Class III Unsecured Creditors.

3.4.1.1.	Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

3.4.1.2.	Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 thereof, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.4.1.3.	Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-year period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

3.4.1.4.	Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

3.4.2.	Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New GCM and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

4.	Termination of the Judicial Reorganization

The decision to ratify the Amendment to the JRP set a twelve-month period to terminate the judicial reorganization, beginning on the publication date of such decision, i.e., October 8, 2020, and may be extended if there is a need to finalize the acts related to the disposals of the assets provided for in the Amendment to the JRP. The Debtors have filed an appeal against this part of the Amendment to the JRP ratification decision, requesting that the termination date of the proceeding be the one set forth in the Amendment to the JRP, i.e., May 30, 2022. The appeal is still pending a final decision.

5.	Oi’s activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optics, fiber backbone and copper backhaul assets related to the Oi Group’s transportation network, residential, business and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. (“Serede”) and customer service operations at Brasil Telecom Call Center S.A. (“BrT Call Center”).

With these measures, the goal is to ensure that this set of assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

For more information regarding the Amendment to the JRP and the implementation of the measures set forth therein refer to the documents disclosed on this date by the Company and available on its website (www.oi.com.br/ri or http://www.recjud.com.br/).

6.	Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri or http://www.recjud.com.br/).

Company subsidiaries

The table below shows the equity interests held in the capital of the Company’s subsidiaries:

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Companies related to the continuing operations

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Oi Holanda	Raising funds in the international market	The Netherlands	100%		100%
Portugal Telecom Internacional Finance B.V	Raising funds in the international market	The Netherlands	100%		100%
CVTEL, BV	Investment management	The Netherlands	100%		100%
Carrigans Finance S.à.r.l.	Investment management	Luxembourg	100%		100%
Rio Alto Gestão de Créditos e Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Financial services	Brazil	99.87%	0.13%	99.87%	0.13%
Bryophyta SP Participações S.A.	Development, building, and operation of telecommunications networks	Brazil	99.80%	0.20%	99.80%	0.20%
Telemar	Fixed telephony – Region I	Brazil	100%		100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Serede – Serviços de Rede S.A. (“Serede”)	Network services	Brazil	17.51%	82.49%	17.51%	82.49%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	Brazil		100%		100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%		100%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
Pointer Peru S.A.C	Wi-Fi internet	Peru		99.96%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX USA Inc.	Wi-Fi internet	United States of America		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ukraine		40%		40%
PT Participações, SGPS, S.A. (“PT Participações”)	Management of equity investments	Portugal	100%		100%
Oi Investimentos Internacionais S.A. (“Oi Investimentos”)	Business consulting and management services, preparation of projects and economic studies, and investment management	Portugal		100%		100%
Africatel GmbH & Co.KG.	Investment management	Germany		100%		100%
Africatel GmbH	Investment management	Germany		100%		100%
Africatel Holdings, BV	Investment management	The Netherlands		86%		86%
TPT - Telecomunicações Publicas de Timor, S.A. (“TPT”)	Provision of telecommunications, multimedia and IT services, and purchase and sale of related products in Timor	Portugal		76.14%		76.14%
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Telephone directory publishing and operation of related databases, in international operations	Portugal		100%		100%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Telephone directory publishing and operation of related databases in Cape Verde	Cape Verde		60%		60%
Kenya Postel Directories, Ltd.	Production, publishing and distribution of telephone directories and other publications	Kenya		60%		60%
Elta - Empresa de Listas Telefónicas de Angola, Lda.	Telephone directory publishing	Angola		55%		55%
Timor Telecom, S.A.	Telecommunications services concessionaire in Timor	Timor		44%		44%
LTM - Listas Telefónicas de Moçambique, Lda.	Management, publishing, operation and sale of telecommunications subscriber and classified ads directories	Mozambique		50%		50%
Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.05%	99.95%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.08%	99.92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.08%	99.92%

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Companies/businesses classified as assets held for sale and related to discontinued operations

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Oi Móvel (*)	Mobile telephony – Regions I, II, and III	Brazil		100%		100%
Brasil Telecom Comunicação Multimídia S.A. (“BrT Multimídia”)	Telecommunications in general	Brazil		100%		100%
Drammen RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	48.37%	51.63%

(*) Only the Mobility business (UPI Mobile Assets) and the TV business (UPI TVCo) of Oi Móvel

Companies classified as assets held for sale

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	Operation of fixed and mobile telecommunication public services in Sao Tomé and Principe	Sao Tomé		51%		51%
Calitéia RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services	Brazil	0.01%	99.99%

The equity interests in joint arrangements and interests in associates are measured using the equity method and are as follows:

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%
Hispamar Satélites S.A. (“Hispamar”)	Satellite operation	Brazil		19.04%		19.04%

Going concern

The consolidated financial statements for the year ended December 31, 2020, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and raised substantial doubts as to the Oi Companies’ ability to continue as going concerns. As at December 31, 2020 and after the implementation of the JRP, total shareholders’ equity was R$7,769,910 and loss for the year then ended was R$10,528,499, and working capital totaled R$15,782,630. As at December 31, 2019 and after the implementation of the JRP, total shareholders’ equity was R$17,796,506, loss for the year then ended was R$9,095,107, and working capital totaled R$6,157,364.

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

By the closing date of these Consolidated Financial Statements, we had no records of material deviations in our operations and results, even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic. In addition, the Company has intensified the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company’s consolidated financial statements have been prepared and are being presented in accordance with the pronouncements, guidelines and interpretations issued by International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the Consolidated Financial Statements, and only this information, corresponds to the information the Company’s management uses while managing the Company.

(a)	Reporting basis

The consolidated financial statements have been prepared based on the historic cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in item (b) of the accounting policies below.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the application of the accounting policies. Those areas that involve a higher degree of judgment or complexity or areas where assumptions and estimates are significant are disclosed in note (c) below.

(b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with IFRS 10 - Consolidated Financial Statements and incorporates the consolidated financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses are consolidated, according to their accounting nature;

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	intragroup assets and liabilities and material revenue and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interests in equity and profit or loss for the year are separately stated; and

•	exclusive investment funds (Note 8) are consolidated;

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the consolidated financial statements are measured using the currency of the main economic environment where it operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2020 and 2019, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate			Average rate
Currency	2020	2019	2018	2020	2019	2018
Euro	6.3779	4.5305	4.4390	5.8989	4.4159	4.3094
US dollar	5.1967	4.0307	3.8748	5.1578	3.9461	3.6558
Cape Verdean escudo	0.0578	0.0411	0.0403	0.0535	0.0401	0.0391
Sao Tomean dobra	0.260300	0.000192	0.000185	0.023705	0.000188	0.000177
Kenyan shilling	0.0476	0.0398	0.0381	0.0484	0.0387	0.0361
Namibian dollar	0.3540	0.2878	0.2698	0.3139	0.2732	0.2764
Mozambican metical	0.0700	0.0631	0.0627	0.0742	0.0627	0.0601

Segment reporting

The Company’s management plan to implement the corporate restructuring in order to segregate and sell the UPIs, in the form of the Amendment to the JRP, did not generate a change in the information on the operating segment.

Management monitors and tracks the performance of the service offerings segmented by customer: Residential Services, Personal Mobility and SMEs/Corporate, while results of operations are revised on a consolidated basis with regard to the resources to be allocated to performance assessment and strategic decision-making, which include the results of the discontinued UPIs not yet sold, consistent with the internal reports provided to the Company’s chief decision-making body, the Board of Directors. Information on the operating segments and a consolidated view of results of operations are presented in Notes 28 and 31, respectively.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Financial assets

Financial assets are classified according to their purpose into: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss.

The Company classifies its financial assets into the following measurement categories: (1) assets measured at amortized cost—i.e., financial assets that meet the following conditions: (i) the business model under which financial assets are held to obtain contractual cash flows; and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows that are only payments of principal and interest on the outstanding principal (accounts receivable, loans and cash equivalents). Amortized cost is written down by impairment losses; (2) financial assets at fair value through other comprehensive income. Interest income is calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net earnings (losses) are recognized in other comprehensive income. Upon derecognition, accumulated losses in other comprehensive income are reclassified to profit or loss; and (3) financial assets at fair value through profit or loss. Net earnings (losses), including interest, are recognized directly in profit or loss.

Accounts receivable

Accounts receivable derive mainly from billed telecommunications services and services provided to customers not billed by yearend, classified as at amortized cost which does not differ from their fair values, net of the allowance for expected losses.

The Company recognizes the allowance for expected credit losses on trade receivables based on historical credit loss experience according to observable data to reflect the effects of current and future conditions, provided that such data is available without undue cost or effort. The Company assumes the credit risk for a financial asset from its initial recognition when contractual payments are not yet past due, unless reasonable and supportable information is available to show otherwise.

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

We emphasize that in 2020, the Amendment to the JRP (Note 1) provides for the creation and sale of five (5) UPIs separated from the assets, liabilities and rights associated with (a) telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (b) passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”). The assets and liabilities allocated to the UPIs that met the recognition criteria as held-for-sale assets and discontinued operations are presented in Note 31.

The Company revised the comparative balances of the consolidated statement of operations, consolidated of statement of comprehensive income, consolidated statement of cash flows, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the revisions are shown in Note 31.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. For impairment test purposes, assets are grouped into the smallest identifiable group for which there is a cash-generating unit (CGU), which is identified pursuant to the operating segment. In 2020, the Company grouped its assets at the UPI and assets from continuing operations level, totaling six (6) CGUs: Mobile Assets, Infrastructure, TV, Towers, Datacenter, and Assets from Continuing Operations.

These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products provided by the Company to the market. The use of different assumptions can significantly change the financial information.

For impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs. The cash flow projections used to calculate the value in use cover a ten-year period and take into consideration the average useful lives of the assets and the cash flow period of the judicial reorganization plan, and are consistent with those used in previous years. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019 and 11.55% in 2018), which is reviewed at least annually by the Company.

Pursuant to IAS 36, a loss or reversal of the impairment loss allowance must be allocated to the carrying amount of the cash-generating unit’s assets. As at December 31, 2020, a loss was allocated to CGU TV on assets corresponding of R$329 million and a reversal was allocated to CGU Assets from continuing operations on regulatory licenses totaling R$1,130 million, an impact arising from the changes introduced by the Amendment to the JPR (Note 1), basically related to the disposals of the UPIs. As at December 31, 2019 and 2018 a loss was allocated to CGU Assets from continuing operations totaling R$2,111 million and R$292 million, respectively, based on the assumptions of our Strategic Plan (Notes 5 and 17).

Adjustment to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. For recognition purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and stated interest rates, and the interest rate of liabilities in certain cases.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

Under the terms and conditions of the Original JRP and the Amendment to the JRP, certain balances of trade payables and contingencies involving ANATEL were adjusted to fair value on the date of the novation of prepetition liabilities, pursuant to the requirements of IFRS 9, equivalent to the present value at the time, calculated based on an internal valuation that took into consideration the cash flows of these liabilities and assumptions related to the discount rates, consistent with the maturity and currency of each financial liability.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The present value of the lease agreements is measured by discounting fixed future payment flows, which do not take into account projected inflation, using the incremental interest rate, according to market conditions, estimated using the Company-specific risk spread.

Additionally, assets acquired under lease agreements, as well as unrecognized revenue generated by the assignment of communication towers are adjusted to present value.

Impairment of financial assets

The Company assesses at yearend whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Borrowings and financing

Borrowings and financing are stated at amortized cost, plus monetary corrections or foreign exchange differences and interest incurred through the end of the reporting period (Note 19).

On the restructuring date of financial liabilities subject to judicial reorganization, the Company recognized loan borrowing and financing commitments at fair value pursuant to the requirements of IFRS 9. The fair value at the restructuring date of each financial liability was calculated based on an internal valuation that took into consideration the cash flows from these liabilities and assumptions related to the discount rates, consistent with the maturity and the currency of each financial liability.

A borrowing and financing financial liability is derecognized when the debt is extinct or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company’s control.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

used by the Company were obtained in accordance with market conditions, estimated using the Company-specific risk spread.

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits (Note 23).

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

The statistical measurement model is usually used in situations where there are (i) a significant volume of administrative or judicial proceedings with similar nature; (ii) individually the proceedings have low amounts; and (iii) it is possible to determine a statistical model based on historic information about the rates of unfavorable sentences, the amount of the payments, and the changes in the number of proceedings. Usually in this model the Company uses the calculation of the expected amount, as prescribed by paragraph 39 of IAS 37, and requests opinions from outside specialists to assess the likelihood of a loss. The main contingencies measured under this model are labor and civil (PEX and small claims) lawsuits.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Employee benefits

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis (Note 26).

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

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 25).

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

Share-based compensation: the Company has a share-based compensation plan, settled with stock, under which the entity receives the services of employees as consideration for equity instruments. The fair value of employee services, received in exchange for the granted stock, is recognized as an expense. The total amount to be recognized is determined by reference to the fair value of the stock granted, based on the achievement of performance targets, corresponding to the number of shares that the beneficiary will be entitled to in each year vested shares are delivery. Total expenses are recognized over the period during which the specific vesting conditions must be met.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

At the end of the reporting period, the Company revisits the estimated number of vesting shares taking into account non-market vesting conditions and length of service conditions. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, with a contra entry in equity.

The amounts received, net of any directly attributable transaction costs, are credited to share capital (nominal value) when the shares are exercised.

Payroll taxes payable in connection with the grant of stock options are considered an integral part of the grant itself, and their collection is treated as a cash-settled transaction.

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized when the control over goods or services is transferred to the customers and in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for such goods or services.

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

Revenue arising from the receipt of trade payables that had already been written off as losses but were subsequently recovered and received in the collection process, are recognized in profit or loss, in other operating income.

Revenue is not recognized when there is significant uncertainty as to its realization (Notes 4 and 5).

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods. The incremental costs to obtain

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a contract with a customer (contract compliance costs), consisting basically of sales, are recognized in profit or loss on a systematic basis, consistent with the transfer of goods and services to the customers.

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

Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the owners of the Company, divided by the weighted average number of common and preferred shares outstanding in the year. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive instruments convertible into shares in the reporting years, pursuant to IAS 33. (Note 25 (f).)

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Revenue recognition and accounts receivable

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

Expected credit losses on trade receivables

The recognition of expected credit losses on trade receivables takes into account the measures implemented to restrict the provision of services to and collect late payments from defaulting customers, as well as the credit risk on an individual and collective basis. The estimate of expected credit loss on trade receivables is recognized in an amount considered sufficient to cover expected credit losses on the realization of these receivables and is prepared based on historical default rates and on prospective information, such as projections of future conditions that impact collections.

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

Impairment of long-lived assets

The recoverable amounts of long-lived assets are determined by comparing the calculations of their value in use and their sales prices. These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions may significantly change our consolidated financial statements.

For CGU impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

After measuring value in use, the Company updated the projections used to determine the value in use of long-lived assets (property, plant and equipment and intangible assets) for the purpose assessing evaluating potential indications of impairment of these assets, including by considering possible impacts of Covid-19 (Note 32 (d)). The updating of the aforementioned projections took into consideration, among other aspects: (i) updating of the assumptions and criteria used in the projections of future cash flows; (ii) updating and standardization of the WACC used in the calculation of the value in use to reflect the current economic context; and (iii) definition of sensitivity scenarios to assess possible impacts.

These forecasts cover a ten-year period, taking into account the useful lives of the assets and are consistent with prior years’ cash flows. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019).

Pursuant to IAS 36, an impairment loss is allocated to reduce the carrying amount of the assets of a cash-generating unit, firstly to reduce the carrying amount of any goodwill based on expected future profitability and, subsequently, the other assets of the cash-generating unit proportionately to the carrying amount of each asset of the cash-generating units.

In 2020, as a result of the asset impairment test, the Company recognized a reversal of previously recognized impairment losses related to the expected future profitability of assets with finite useful lives of the CGU Assets from continuing operations, due to developments in the financial scenarios and indicators taken into account to estimate in the cash flows in the amendment to the JRP, and recognized an impairment loss of CGU TV. Impairment losses, recognized in 2019, taking into account the cash flow projections at the time, was fully allocated to the regulatory licenses (Notes 5 and 17)..

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

Fair value of financial liabilities

The assumptions related to the discount rates used in the fair value calculation of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company’s financial performance. The use of different assumptions to measure the fair value of the financial liabilities can have a material impact on the estimated fair value of these financial liabilities and the amounts recognized as borrowings and financing in the balance sheet, as well as the amounts recognized in profit or loss.

Provisions

Pursuant IAS 37, the Company recognized provisions for contingencies basically originated at the juridical and administrative levels, with labor, tax, and civil nature, as detailed in Note 23.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Reclassifications of the comparative period’s accounting balances

The Company made some reclassifications in the note on financial income (expenses) for the year ended December 31, 2019 for better comparability and understanding of the transactions and balances in the Consolidated Financial Statements for the period ended December 31, 2020. These reclassifications do not affect the Company’s or Consolidated Statements of Changes in Shareholders’ Equity as at December 31, 2019 and Consolidated Statements of Operations for the year then ended. We highlight below the stated reclassifications:

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019
	Originally stated	Reclassification	Currently stated
Adjustment to present value	48,756	(48,756)
Monetary corrections and foreign exchange differences on the fair value adjustment	334,269	(334,269)
Monetary corrections and exchange differences on third-party debt discount		383,025	383,025
Total reclassifications of financial income	383,025		383,025
Total financial income	2,662,463		2,662,463
Adjustment to present value	(910,491)	910,491
Amortization of third-party debt discount		(910,491)	(910,491)
Total reclassifications of financial expenses	(910,491)		(910,491)
Total financial expenses	(8,772,181)		(8,772,181)
Financial income (expenses)	(6,109,718)		(6,109,718)

(d)	New and revised standards and interpretations

d.1)       New standards adopted as at January 1, 2020:

New and revised standards		Effective beginning on or after:
IAS 1	Presentation of Consolidated Financial Statements	January 1, 2020
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors (Amendment - Definition of material)	January 1, 2020
IFRS 3	Business Combinations (Revised - definition of business) Conceptual framework revised for financial reports	January 1, 2020
IFRS 16	Leases (introduces a change as a result of benefits related to Covid 19 granted to lessees in lease contracts)	January 1, 2020

The amendments to said standards had no impacts on the Company’s consolidated financial statements.

d.2)       The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2021:

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

New and revised standards		Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application pf IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - ‘10 percent’ test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Fair value measurement

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Some of the Company’s financial liabilities classified as at amortized cost were measured at fair value at the date of extinguishment of these financial liabilities and kept at amortized cost in the subsequent measurement, according to the accounting guidance in IFRS 9, and as a result of the implementation of the Judicial Reorganization Plan ratified in January 2018.

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at December 31, 2020 and 2019 are summarized as follows:

	Accounting measurement	2020
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	692,742	692,742
Cash equivalents	Fair value	3,415,199	3,415,199
Cash investments	Fair value	204,056	204,056
Accounts receivable (i)	Amortized cost	3,974,238	3,974,238
Financial asset at fair value	Fair value	71,594	71,594
Liabilities
Trade payables (i)	Amortized cost	8,296,891	8,296,891
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	10,542,777	10,542,777
Public debentures	Amortized cost	4,034,603	4,034,603
Private debentures		3,569,805	3,569,805
Senior Notes	Amortized cost	8,196,549	9,821,284
Derivative financial instruments	Fair value	10,967	10,967
Dividends and interest on capital	Amortized cost	18,094	18,094
Licenses and concessions payable (iii)	Amortized cost	43,415	43,415
Tax refinancing program (iii)	Amortized cost	346,217	346,217
Leases payable (iv)	Amortized cost	2,981,678	2,981,678

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	2019
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	575,863	575,863
Cash equivalents	Fair value	1,506,082	1,506,082
Cash investments	Fair value	217,792	217,792
Accounts receivable (i)	Amortized cost	6,334,526	6,334,526
Dividends and interest on capital	Amortized cost	426	426
Financial asset at fair value	Fair value	40,689	40,689
Held-for-sale assets
Held-for-sale financial asset (Note 31)	Fair value	1,474,699	1,474,699
Dividends receivable (Note 31)	Amortized cost	2,435,014	2,435,014
Liabilities
Trade payables (i)	Amortized cost	8,887,367	8,887,367
Derivative financial instruments	Fair value	1,152	1,152
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	8,354,777	8,354,777
Public debentures	Amortized cost	3,652,353	3,652,353
Senior Notes	Amortized cost	6,219,619	6,565,782
Dividends and interest on capital	Amortized cost	5,731	5,731
Licenses and concessions payable (iii)	Amortized cost	58,582	58,582
Tax refinancing program (iii)	Amortized cost	417,503	417,503
Leases payable (iv)	Amortized cost	8,150,026	8,150,026

For the closing of the year ended December 31, 2020:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were adjusted to fair value at the date of extinguishment of the liabilities and are represented by the amounts expected to be settled (Note 18).

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

The levels of the financial assets, cash and cash equivalents and cash investments, held-for-sale assets, and derivative financial instruments at fair value as at December 31, 2020 and 2019 are as follows:

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Fair value measurement hierarchy	Fair value 2020	Fair value 2019
Assets
Cash and banks	Level 1	692,742	575,863
Cash equivalents	Level 1	3,415,199	1,506,082
Cash investments	Level 1	204,056	217,792
Held-for-sale financial asset	Level 3		1,474,699
Liabilities
Derivative financial instruments	Level 2	10,967	1,152

There were no transfers between levels in the years ended December 31, 2020 and 2019.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)	Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

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

As at December 31, 2019, held-for-sale assets represented the indirect interest held by PT Ventures in the dividends receivable and the fair value of the financial investment in Unitel, both classified as held for sale. The assets from the investment held in PT Ventures were measure substantially at the fair value of the investment for sale, which occurred on January 23, 2020. As at December 31, 2020, the Company does not have more receivables arising from the sale of PT Ventures and thus it does not recognize any amounts as held for sale related to these assets. PT Ventures was sold for a total amount of US$1 billion, of which: (i) US$699.1 million were paid to Africatel by Sonangol on January 24, 2020; (ii) US$60.9 million were prepaid to Africatel before the completion of the transaction as prepayment of dividends; and (iii) US$240 million were paid by Sonangol to Africatel from February to July 31, 2020 (totaling R$4,132 million cash received in 2020). See Note 31 for further information.

(c)	Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of the year ended December 31, 2020 and 2019, these instruments include Non-deliverable Forward (NDF) contracts.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

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

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Compliance and Risks Officer, the Chief Accounting and Revenue Officer, and no more than other to officers from the finance department and at least one ex-finance officer.

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

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at December 31, 2020 for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

approximately 64.0% of total liabilities from borrowings and financing (2019 – 52.3%), less the contracted currency hedging transactions.

To minimize this type of risk, after the sale of PT Ventures was completed in January 2020, the Company elected to keep part of the funds received with this sale in offshore cash, as a natural hedge both to cover the payment of foreign currency-denominated interest to be made in 2020 and the portion of the Company’s US dollar-denominated operating expenses. The Company hedges 100% of the cash flows of these transactions in 2020 through this natural hedge. Additionally, the Company hedged part of the Company’s US dollar-denominated operating expenses for the surplus. As at December 31, 2020, the Company was a party to currency forward hedging transactions to hedge the interest on the qualified bonds maturing in February 2021, as well as US dollar-denominated expenses for the first months of the year.

The currency hedging percentage for purposes of covenant compliance and the financial expenses of the existing borrowings and financing, including the impacts of changes in foreign exchange rates on the fair value adjustment gain, is 40.8%.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances transferred to Company amounts):

	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	526,133	526,133	400,874	400,874
Cash equivalents	1,410	1,410	1,096	1,096
Held-for-sale assets
Held-for-sale financial asset			1,474,699	1,474,699
Dividends receivable			2,435,014	2,435,014
Financial liabilities
Borrowings and financing (Note 19)	16,841,746	16,841,746	9,521,291	9,521,291
Derivative financial instruments	10,967	10,967	1,152	1,152

The amounts of the derivative financial instruments as at December 31, 2020 and 2019 are summarized as follows:

	Derivatives designated for hedge accounting
	Notional (US$)	Maturity (years)	Fair value
			Amounts (payable)/receivable
			2020	2019
USD/R$ Non-deliverable forwards (NDFs)		< 1 year	(3,561)	(1,152)

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Derivatives not designated for hedge accounting

	Notional (US$)	Maturity (years)	Fair value
			Amounts (payable)/receivable
			12/31/2020	12/31/2019
USD/R$ Non-deliverable forwards (NDFs)		< 1 year	(7,406)

As at December 31, 2020 and 2019, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk were as follows:

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

As at December 31, 2020 and 2019, the Company recognized as result of derivative transactions the amounts shown below:

	2020	2019
Forward currency transaction – financial results	134,987	55,025
Forward currency transaction – operating results	3,478	17,088
Total	138,465	72,113

And the movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income

Balance in 2019	(1,152)
Amortization of hedges to profit or loss	(2,409)
Balance in 2020	(3,561)

Foreign exchange risk sensitivity analysis

Pursuant to IFRS 7, as at December 31, 2020, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

The foreign exchange rates used for the probable scenario are the closing rates prevailing in December 2020. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2020	Depreciation
Probable scenario
U.S. dollar	5.1967	0%
Euro	6.3779	0%
Possible scenario
U.S. dollar	6.4959	25%
Euro	7.9724	25%
Remote scenario
U.S. dollar	7.7951	50%
Euro	9.5669	50%

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of foreign exchange exposure on the foreign currency-denominated debt, taking into consideration derivatives and offshore cash, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		2020
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	23,871,894	29,839,867	35,807,840
Derivatives (net position - USD)	Dollar depreciation	7,406	9,258	11,109
US dollar cash	Dollar depreciation	(168,389)	(210,487)	(252,584)
Euro debt	Euro appreciation	3,813,244	4,766,555	5,719,866
Euro cash	Euro depreciation	(359,154)	(448,942)	(538,730)
Fair value adjustment	Dollar/euro depreciation	(10,817,931)	(13,522,414)	(16,226,897)
Total assets/liabilities indexed to exchange fluctuation		16,347,070	20,433,837	24,520,604
Total (gain) loss			4,086,767	8,173,534

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank’s policy rate).

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at December 31, 2020. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

As at December 31, 2020, approximately 35.9% (47.5% in 2019) of the consolidated incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt is to CDI.  Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	2020		2019
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	3,413,789	3,413,789	1,504,986	1,504,986
Cash investments	204,056	204,056	217,792	217,792
Financial liabilities
Borrowings and financing (Note 19)	9,501,988	9,501,988	8,705,458	8,705,458

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates. TJLP has been successively cut since December 2019, when it was set at 5.57%. Beginning January 2020, the TJLP was cut again to 5.09% p.a. and subsequently to 4.94% p.a. starting April 2020, to 4.91% p.a. for July-September 2020, and to 4.55% p.a. for October-December 2020. Before the end of the quarter, in turn, the National Monetary Council had already decided and announced to keep the downward trend, this time to 4.39% per year, effective for January-March 2021.

Pursuant to IFRS 7, Management estimated the fluctuation scenarios of the CDI and TJLP rates as at December 31, 2020. The rates used for the probable scenario were the rates prevailing at the end of the reporting year.

The rates were stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

2020
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
1.90%	4.55%	2.38%	5.69%	2.85%	6.83%

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities. The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		2020
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	1,133,211	1,425,047	1,720,264
Debt pegged to TJLP	TJLP increase	2,727,311	3,163,027	3,604,667
Total assets/liabilities pegged to the interest rate		3,860,522	4,588,074	5,324,931
Total (gain) loss			727,552	1,464,409

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected credit losses on trade receivables are adequately covered by an allowance intended to cover possible losses on their realization.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2020, approximately 90.49% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

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

Gross debt-to-EBITDA between 2x and 4.0x
Interest coverage ratio (*) higher than 1.75

(*) Measures the Company’s capacity to cover its future interest obligations.

As at December 31, 2020, the impact of COVID-19 on the world’s economy continues to contribute to the keeping the Brazilian real at its lowest level for the period, with a material impact on the Company’s gross debt. This depreciation, however, to date represents a merely accounting impact, since the debt matures over the long term. On the qualified bond includes outflows of foreign currency-

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

denominated cash to pay interest thereon. However, the next instalment maturing in February 2021 is hedged by NDFs.

3.2.4.	Risk of accelerated maturity of borrowings and financing

At the end of December 31, 2020 there was no risk of accelerated maturity of the Company’s debt.

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, ‘Covenants’ section.

4.	NET OPERATING REVENUE

	2020	2019	2018

Gross operating revenue	12,267,543	13,700,263	16,169,775

Deductions from gross revenue	(2,983,240)	(3,208,167)	(3,959,715)
Taxes	(2,705,318)	(3,105,263)	(3,872,948)
Other deductions	(277,922)	(102,904)	(86,767)

Net operating revenue	9,284,303	10,492,096	12,210,060

5.	REVENUE AND EXPENSES BY NATURE

	2020	2019	2018
Net operating revenue	9,284,303	10,492,096	12,210,060
Operating income (expenses):
Interconnection	(169,453)	(176,592)	(262,018)
Personnel (i)	(1,738,139)	(1,866,169)	(1,973,393)
Third-party services	(3,173,965)	(3,523,205)	(3,477,123)
Grid maintenance service	(469,153)	(616,446)	(708,439)
Handset and other costs	(10,171)	(767)	(215)
Advertising and publicity	(313,815)	(445,332)	(328,704)
Rentals and insurance	(1,481,808)	(1,615,697)	(2,626,478)
(Provisions)/reversals	(135,893)	(211,690)	(198,812)
Expected credit losses on trade receivables	(133,684)	(299,102)	(401,749)
Impairment reversals/(losses) (ii)	1,129,708	(2,111,022)	(291,758)
Taxes and other income (expenses)	(20,748)	320,820	325,878
Other operating income (expenses), net (iii)	(236,695)	1,223,846	(5,016,358)
Operating expenses excluding depreciation and amortization	(6,753,816)	(9,321,356)	(14,959,169)

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Depreciation and amortization	(4,341,706)	(4,537,583)	(4,014,467)
Total operating expenses	(11,095,522)	(13,858,939)	(18,973,636)
Loss before financial income (expenses) and taxes	(1,811,219)	(3,366,843)	(6,763,576)
Financial income (expenses):
Financial income	4,202,220	2,631,713	30,919,269
Financial expenses	(16,477,660)	(8,009,046)	(4,227,995)
Total financial income (expenses)	(12,275,440)	(5,377,333)	26,691,274
Pre-tax income (loss)	(14,086,659)	(8,744,176)	19,927,698
Income tax and social contribution	3,550,920	12,738	3,291,928
Profit (loss) for the year from continuing operations	(10,535,739)	(8,731,438)	23,219,626
Discontinued operations
Profit (loss) for the year from discontinued operations (net of taxes) (Nota 31)	7,240	(363,669)	1,395,929
Profit (loss) for the year	(10,528,499)	(9,095,107)	24,615,555
Profit (loss) attributable to Company owners	(10,529,963)	(9,000,434)	24,591,140
Profit (loss) attributable to non-controlling interests	1,464	(94,673)	24,415

Operating expenses by function:
Cost of sales and/or services	(7,271,335)	(7,982,595)	(9,167,739)
Selling expenses	(2,217,796)	(2,607,049)	(2,638,889)
General and administrative expenses	(2,748,473)	(2,781,460)	(2,734,148)
Other operating income	4,727,424	4,096,067	2,033,320
Other operating expenses	(3,616,966)	(4,578,728)	(6,452,688)
Share of results of investees	31,624	(5,174)	(13,492)
Total operating expenses	(11,095,522)	(13,858,939)	(18,973,636)

(i)	Takes into consideration employee training expenses amounting to R$19,060 (R$34,551 in 2019).

(ii)	Reversal of/impairment loss on long-lived assets, Note 2 (b), in Impairment of long-lives assets.

(iii)	In 2020, represented primarily by personnel expenses totaling R$85,057 referring to tax on revenue (PIS) and the loss allowance of R$113,782 due to for expected credit losses on receivables from government customers. In 2019, refers primarily to: (a) the recognition of income from PIS and COFINS credits arising on the deduction of ICMS from PIS and COFINS tax base, as well as the recovery of unduly paid amounts on that tax base, as ruled in the final and unappealable court decision issued in March and September 2019, amounting to R$1,517,919 (Note 11) and (b) recognition of expenses related to the derecognition arising from the reconciliation of prior periods’ tax credits and incentives, which are not expected to be realized, amounting to R$167,395. In 2018 refers basically to: (a) expenses on the provision related to the recognition of the onerous contract for the provision of submarine cable capacity, amounting to R$4,883,620; and (b) recognition of income from the reversal of the provision for the contingency, amounting to R$109,242, arising from the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.	FINANCIAL INCOME (EXPENSES)

	2020	2019	2018
Financial income
Monetary correction and foreign exchange differences on the fair value adjustment	3,159,739	383,025	1,398,594
Fair value adjustment (i)			13,290,262
Gain on the restructuring of third-party borrowings (ii)			11,054,800
Interest on and monetary correction to other assets (iii)	436,632	1,897,232	808,764
Income from cash investments	113,670	233,045	316,880
Exchange differences on translating foreign cash investments	461,896	(52,013)	1,329
Reversal of interest and other income (iv)	30,283	170,424	4,048,640
Total	4,202,220	2,631,713	30,919,269

Financial expenses and other charges
a) Borrowing and financing costs
Recognition of fair value adjustment	(1,412,950)	(910,491)	(760,197)
Monetary correction to and exchange losses on third-party borrowings (v)	(6,219,237)	(640,068)	(2,493,618)
Interest on borrowings from third parties (vi)	(1,553,036)	(1,295,545)	1,299,094
Interest on debentures (vi)	(545,749)	(322,218)	493,833
Subtotal:	(9,730,972)	(3,168,322)	(1,460,888)
b) Other charges
Interest on leases	(354,348)	(334,029)
Gain (loss) on cash investments classified as held for sale	161,284	(185,027)	292,700
Tax on transactions and bank fees	(212,166)	(355,715)	(756,888)
Interest on, monetary correction to, and foreign exchange differences on other liabilities (vii)	(5,008,941)	(1,891,776)	(1,251,215)
Monetary correction of provisions (viii)	(877,700)	(1,589,551)	(226,870)
Interest on taxes in installments - tax financing program	(6,801)	(16,137)	(28,079)
Derivative transactions	(134,987)	55,025
Other expenses (ix)	(313,029)	(523,514)	(796,755)
Subtotal:	(6,746,688)	(4,840,724)	(2,767,107)
Total	(16,477,660)	(8,009,046)	(4,227,995)
Financial income (expenses)	(12,275,440)	(5,377,333)	26,691,274

(i)	In 2018, refers to the recognition of the fair value of third-party borrowings and financing arising from the impacts of the ratification of the JRP.
(ii)	In 2018, refers basically to the positive impact of debt extinguishment represented by the qualified Senior Notes, calculated pursuant to the JRP.
(iii)	In 2019, refers to the accounting recognition amounting to R$898 million in the Company and R$2,100 million related to the monetary corrections to PIS and COFINS credits arising from the deduction of ICMS from the tax base of PIS and COFINS, as well as the recovery of unduly paid amounts as PIS and COFINS, under a final and unappealable court decision reached in March and September 2019 (Note 11).
(iv)	In 2018, represented mainly by the reversal of the interest expenses on debt included in the JRP, adjusted in the period prior to the ratification of the Plan amounting to R$3,013 million and adjustment of trade payables and default payment to fair value amounting to R$877 million.

(v)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization, and related exchange differences and monetary correction. In 2018, includes R$555 million related to the modification gain associated of debts extinguishment arising on the Senior Notes.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(vi)	In 2018, represented mainly by the reversal of interest on the debt included in the JRP amounting to R$3,115 million and interest expenses on debt extinguishment and debentures totaling R$167 million.

(vii)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization. In 2020, the Company recorded R$1,662 million as result of the extinguishment of Anatel liabilities, pursuant to the Amendment to the JRP.

(viii)	In 2019, includes the impact arising on the review of the provision estimate calculation methodology of the labor and civil contingencies, supported by the loss risk assessment made by the Company’s legal advisors. The Company recognized new provision for labor and civil contingencies, during 2019, related to the review of the provision estimate calculation methodology, and part of the amount was recognized in financial expenses due to monetary corrections in compliance with the Law applicable for Labor and Civil proceedings.

(ix)	Represented mainly by financial banking fees and commissions.

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2020	2019	2018
Income tax and social contribution
Current taxes	(20,975)	(56,303)	132,217
Deferred taxes (Note 10)	3,571,895	69,041	3,159,711
Total	3,550,920	12,738	3,291,928

	2020	2019	2018
Pre-tax profit (loss)	(14,086,659)	(8,744,176)	19,927,698
Income tax and social contribution
Income tax and social contribution on taxed income	4,789,464	2,973,020	(6,775,417)
Equity in investees	10,752	(1,759)	(4,587)
Tax incentives (i)	74	1,263	3,068
Permanent deductions (add-backs) (ii)	(243,253)	(175,165)	12,821,851
Valuation allowance on deferred tax assets (iii)	(519,426)	(2,474,232)	(2,757,044)
Tax effects of deferred tax assets of foreign subsidiaries (iv)	(486,691)	(310,389)	4,057
Income tax and social contribution effect on profit or loss	3,550,920	12,738	3,291,928

(i)	Refer basically to the income surtax (10%) payable by subsidiaries.

(ii)	The tax effects from permanent add-backs are represented mainly by the effects of the foreign exchange differences on fair value adjustments to the restructured liabilities included in the JRP.

(iii)	Allowance for the realizable value (impairment) of deferred tax assets (Note 10).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iv)	Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

8.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments and cash investments made by the Company and its subsidiaries in the years ended December 31, 2020 and 2019 are measured at their fair values.

(a)	Cash and cash equivalents

	2020	2019
Cash and banks	692,742	575,863
Cash equivalents	3,415,199	1,506,082
Total	4,107,941	2,081,945

	2020	2019
Repurchase agreements (i)	2,919,122	1,192,708
Certificated of Bank Deposit (CDB)	343,084	173,854
Private securities (ii)	134,411	134,818
Time deposits	1,407	1,096
Other	17,175	3,606
Cash equivalents	3,415,199	1,506,082

(b)	Short- and long-term cash investments

	2020	2019
Private securities (iii)	177,827	196,203
Government securities	26,229	21,589
Total	204,056	217,792
Current	193,715	183,850
Non-current	10,341	33,942

(i)	Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank’s policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented mainly by highly liquid treasury financial bills of private banks pegged to CDI.

(iii)	Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9.	ACCOUNTS RECEIVABLE

	2020	2019
Billed services	3,984,006	5,910,643
Unbilled services	1,024,380	842,726
Handheld devices, accessories, and other assets		354,928
Subtotal	5,008,386	7,108,297
Expected credit losses on trade receivables	(1,034,148)	(773,771)
Total	3,974,238	6,334,526

The aging list of trade receivables is as follows:

	2020	2019
Current	3,650,943	5,732,948
Past-due up to 60 days	564,145	527,459
Past-due from 61 to 90 days	88,377	104,694
Past-due from 91 to 120 days	76,252	99,299
Past-due from 121 to 150 days	78,409	83,083
Over 150 days past-due	550,260	560,814
Total	5,008,386	7,108,297

The movements in the expected credit losses on trade receivables are as follows:

Balance at January 1, 2019	(787,145)
Expected credit losses on trade receivables	(488,269)
Trade receivables written off as uncollectible	501,643
Balance at December 31, 2019	(773,771)
Expected credit losses on trade receivables	(508,220)
Trade receivables written off as uncollectible	314,629
Transfer to held-for-sale assets	(66,786)
Balance at December 31, 2020	(1,034,148)

10.	CURRENT AND DEFERRED INCOME TAXES

	ASSETS
	2020	2019
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	179,780	209,513
Recoverable social contribution (CSLL) (i)	73,435	81,215
IRRF/CSLL - withholding income taxes (ii)	104,906	251,998
Total current	358,121	542,726

Deferred recoverable taxes
Income tax and social contribution on temporary differences[1]	3,671,070	99,175
Total non-current	3,671,070	99,175

1 See movements table below.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES
	2020	2019
Current taxes payable
Income tax payable	11,752	54,358
Social contribution payable	630	12,296
Total current	12,382	66,654

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Movements in deferred income tax and social contribution

	Balance in 2019	Recognized in deferred tax benefit/ expenses	Recognized directly in equity	Balance in 2020
Deferred tax assets arising on:
Temporary differences
Provisions	1,175,247	48,157		1,223,404
Provisions for suspended taxes	164,554	4,985		169,539
Provisions for pension funds	(14,105)	161	(197,243)	(211,187)
Expected credit losses on trade receivables	432,420	54,613		487,033
Profit sharing	81,319	51,837		133,156
Foreign exchange differences	1,736,933	1,705,522		3,442,455
Merged goodwill (i)	1,411,749	(279,757)		1,131,992
Onerous obligation	1,977,824	460,601		2,438,425
Leases	92,374	103,958		196,332
MTM - Derivatives		1,211		1,211
Other temporary add-backs and deductions	860,878	218,874		1,079,752
Deferred taxes on temporary differences	7,919,193	2,370,162	(197,243)	10,092,112
CSLL tax loss carryforwards	14,762,087	1,799,883		16,561,970
Total deferred tax assets	22,681,280	4,170,045	(197,243)	26,654,082
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,297,344)	(126,464)		(2,423,808)
Valuation allowance (iii)	(20,284,761)	(519,426)	197,243	(20,606,944)
Subtotal deferred taxes – assets (liabilities)	99,175	3,524,155		3,623,330
Transfer to held for sale		47,740		47,740
Total deferred tax assets (liabilities)	99,175	3,571,895		3,671,070

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.

(iii)	The Company, based on the schedule of expected generation of future taxable income, supported by a technical feasibility study and the comparison with the estimate of the annual realization amount of asset and liability temporary differences, revised its deferred taxes recovery estimate and identified and recognized the reversal of the allowance at recoverable amount, impact arising from the changes of the Amendment to the JPR (Note 1), basically related to the disposals of the UPIs.

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$38,099,633 and R$14,432,380, and corresponds to R$12,953,875 and R$3,608,095 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

11.	OTHER TAXES

	ASSETS
	2020	2019
Recoverable State VAT (ICMS) (i)	1,056,583	1,301,684
PIS and COFINS (ii)	2,115,486	2,736,009
Other	98,548	47,257
Total	3,270,617	4,084,950
Current	1,823,451	1,089,391
Non-current	1,447,166	2,995,559

	LIABILITIES
	2020	2019
State VAT (ICMS)	389,852	526,618
ICMS Convention No. 69/1998	136,462	220,467
PIS and COFINS (iii)	560,554	574,063
FUST/FUNTTEL/broadcasting fees (iv)	665,169	669,193
Telecom Inspection Fund (FISTEL) fee (v)	488,538
Other (vi)	272,570	120,460
Total	2,513,145	2,110,801
Current	1,189,145	886,763
Non-current	1,324,000	1,224,038

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

(iii) Represented primarily by the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

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

(v) The Company and its subsidiaries, Telemar and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged.

(vi) Represented primarily by monetary corrections to suspended taxes and withholding tax on intragroup loans and interest on capital.

12.	JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019
Civil	4,433,968	5,027,848
Tax	1,985,621	2,301,986
Labor	902,294	883,125
Subtotal:	7,321,883	8,212,959
Estimated loss	(28,048)	(47,112)
Total	7,293,835	8,165,847
Current	1,095,827	1,514,464
Non-current	6,198,008	6,651,383

13.	PREPAID EXPENSES

	2020	2019
Costs incurred on the performance of a contract (IFRS 15) (i)	255,407	1,016,337
Advertising and publicity	20,928	55,695
Insurance	46,357	25,807
Bank guarantee	24,956	31,297
Other	110,868	124,944
Total	458,516	1,254,080
Current	330,131	670,344
Non-current	128,385	583,736

(i) Represented by commission costs incurred in the compliance with agreements. The movements in the year are as follows:

Balance at January 1, 2019	862,584
Incurred costs	510,874
Allocation to profit or loss	(357,121)
Balance at December 31, 2019	1,016,337
Incurred costs	838,247
Allocation to profit or loss	(789,087)
Transfer to held-for-sale assets	(810,090)
Balance at December 31, 2020	255,407

14.	OTHER ASSETS

	2020	2019
Receivables - SISTEL (i)	427,451
Advances to and amounts recoverable from suppliers	294,553	767,900
Amounts receivable from the sale of property, plant and equipment items	308,806	302,947
Amounts receivable	177,626	53,406
Advances to employees	48,257	79,830
Other	93,303	86,165
Total	1,349,996	1,290,248
Current	754,292	852,581
Non-current	595,704	437,667

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i) The receivables from Fundação Sistel, a nonprofit, private welfare and pension entity (Note 27 a)) arise from the Company’s interest in the distribution of the PBS-A plan surplus, duly approved by the National Pension Plan Authority (PREVIC). As at December 31, 2020, the Company had claim to twenty-three (23) installments of receivables that are adjustable according to the Plan’s profitability.

15.	INVESTMENTS

	2020	2019
Joint arrangements	25,081	28,632
Investments in associates	50,799	48,578
Tax incentives, net of allowances for losses	31,876	31,876
Other investments	15,823	24,679
Total	123,579	133,765

Summary of the movements in investment balances

Balance at January 1, 2019	117,840
Equity in investees	809
Other	15,116
Balance at December 31, 2019	133,765
Equity in investees	(1,378)
Other	(8,808)
Balance at December 31, 2020	123,579

16.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at January 1, 2019	3,351,613	20,077,960	62,092,721	30,343,531	4,463,690		6,466,170	126,795,685
Initial adoption of IFRS 16						8,167,932		8,167,932
Contractual changes						520,809		520,809
Additions	6,870,257		226,022	295,795	5,054	283,494	96,435	7,777,057
Write-offs	(104,781)		(61,464)	(1,059,118)		(136,734)	(421)	(1,362,518)
Transfers	(7,958,762)	135,576	5,076,356	2,463,974	39,025		243,831
Transfer to held-for-sale assets				(50,854)	(271,292)			(322,146)
Reclassified from held-for-sale assets (ii)							781	781

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Balance at December 31, 2019	2,158,327	20,213,536	67,333,635	31,993,328	4,236,477	8,835,501	6,806,796	141,577,600
Contractual changes						809,262		809,262
Additions	7,155,675	53	477,901	47,905	5,468	1,515,130	111,222	9,313,354
Expenses on impairment losses			(329,330)					(329,330)
Write-offs (i)	(86,181)	(595)	(608,648)	(2,069)	(20,001)	(1,251,088)	(4,855)	(1,973,437)
Transfers	(7,077,897)	331,961	6,957,110	363,356	36,947		(611,477)
Transfer to held-for-sale assets	(197,009)	(3,339,183)	(22,389,657)	(1,687,488)	(142,695)	(6,321,774)	(1,432,438)	(35,510,244)
Balance at December 31, 2020	1,952,915	17,205,772	51,441,011	30,715,032	4,116,196	3,587,031	4,869,248	113,887,205
Accumulated depreciation
Balance at January 1, 2019		(18,940,570)	(47,888,763)	(23,034,282)	(2,814,575)		(5,691,932)	(98,370,122)
Depreciation expenses		(271,449)	(2,519,706)	(1,456,608)	(101,432)	(952,225)	(247,836)	(5,549,256)
Write-offs			53,452	979,614		22,315	(7,514)	1,047,867
Transfers		85	(565)	(787)	776		491
Transfer to held-for-sale assets				16,267	189,198			205,465
Reclassified from held-for-sale assets							(720)	(720)
Balance at December 31, 2019		(19,211,934)	(50,355,582)	(23,495,796)	(2,726,033)	(929,910)	(5,947,511)	(102,666,766)
Depreciation expenses		(268,439)	(3,882,008)	(432,887)	(89,845)	(1,061,116)	(234,318)	(5,968,613)
Write-offs		594	410,528	975	18,373	215,188	4,479	650,137
Transfers		(177,601)	418,437	(611,211)	(43,369)		413,744
Transfer to held-for-sale assets		2,753,392	11,886,566	1,230,408	73,177	1,097,308	1,192,244	18,233,095
Balance at December 31, 2020		(16,903,988)	(41,522,059)	(23,308,511)	(2,767,697)	(678,530)	(4,571,362)	(89,752,147)
PP&E, net
Balance at December 31, 2019	2,158,327	1,001,602	16,978,053	8,497,532	1,510,444	7,905,591	859,285	38,910,834
Balance at December 31, 2020	1,952,915	301,784	9,918,952	7,406,521	1,348,499	2,908,501	297,886	24,135,058
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	Refer basically to the impacts arising from the divestments of providers infrastructure services involving the management of Towers.

(ii)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

As at December 31, 2020, the residual balance of the returnable assets is R$9,095,432 (R$9,048,877 in 2019) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the year ended December 31, 2020, 2019 and 2018, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

Movements in the rights of use - leases

	Towers	Physical space	Stores	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at January 1, 2019
Initial adoption of IFRS 16	7,353,507	521,523	117,480	93,615	81,807		8,167,932
Contractual changes	500,690	6,614	6,680		6,825		520,809
Additions	65,559	29,008	13,555	174,455	917		283,494
Write-offs	(35,836)	(82,091)	(8,701)	(8,804)	(1,302)		(136,734)
Balance at December 31, 2019	7,883,920	475,054	129,014	259,266	88,247		8,835,501
Contractual changes	747,366	7,717	19,058	22,267	12,849	5	809,262
Additions	909,795	490,945	3,047	77,281	9,123	24,939	1,515,130
Write-offs	(807,203)	(335,869)	(2,523)	(92,372)	(13,121)		(1,251,088)
Transfer to held-for-sale assets	(6,156,519)	(165,203)			(52)		(6,321,774)
Balance at December 31, 2020	2,577,359	472,644	148,596	266,442	97,046	24,944	3,587,031
Accumulated depreciation
Balance at January 1, 2019
Depreciation expenses	(737,439)	(92,896)	(31,456)	(70,787)	(19,647)		(952,225)
Write-offs	13,176	3,967	1,580	3,028	564		22,315
Balance at December 31, 2019	(724,263)	(88,929)	(29,876)	(67,759)	(19,083)		(929,910)
Depreciation expenses	(781,439)	(119,913)	(32,572)	(103,997)	(22,296)	(899)	(1,061,116)
Write-offs	103,120	63,285	684	45,556	2,543		215,188
Transfer to held-for-sale assets	1,074,383	22,886			39		1,097,308
Balance at December 31, 2020	(328,199)	(122,671)	(61,764)	(126,200)	(38,797)	(899)	(678,530)
Right of use, net
Balance at December 31, 2019	7,159,657	386,125	99,138	191,507	69,164		7,905,591
Balance at December 31, 2020	2,249,160	349,973	86,832	140,242	58,249	24,045	2,908,501

(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

17.	INTANGIBLE ASSETS

	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at January 1, 2019	27,195	8,981,694	18,602,742	1,904,547	29,516,178
Additions	369,695	8,402		44,248	422,345
Transfers	(384,526)	410,487		(25,961)
Balance at December 31, 2019	12,364	9,400,583	18,602,742	1,922,834	29,938,523
Additions	258,073	1,324		28,016	287,413
Write-offs		(60,216)			(60,216)
Transfers	(261,326)	98,060	(117,764)	281,030
Transfer to held-for-sale assets (i)		(1,971,390)	(3,812,085)	(1,211,048)	(6,994,523)
Balance at December 31, 2020	9,111	7,468,361	14,672,893	1,020,832	23,171,197

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Accumulated amortization
Balance at January 1, 2019		(8,116,461)	(12,751,835)	(1,699,436)	(22,567,732)
Amortization expenses		(381,874)	(772,179)	(107,851)	(1,261,904)
Transfers		8		(8)
Impairment loss expenses (see Note 5 (iii))			(2,111,022)		(2,111,022)
Balance at December 31,2019		(8,498,327)	(15,635,036)	(1,807,295)	(25,940,658)
Amortization expenses		(322,566)	(518,590)	(67,470)	(908,626)
Reversal of impairment loss expenses			1,129,708		1,129,708
Write-offs		12,191			12,191
Transfers			1,974	(1,974)
Transfer to held-for-sale assets (i)		1,857,364	3,328,365	1,048,280	6,234,009
Balance at December 31, 2020		(6,951,338)	(11,693,579)	(828,459)	(19,473,376)
Intangible assets, net
Balance at December 31, 2019	12,364	902,256	2,967,706	115,539	3,997,865
Balance at December 31, 2020	9,111	517,023	2,979,314	192,373	3,697,821
Annual amortization rate (average)		20%	20%	23%
(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

18.	TRADE PAYABLES

	2020	2019
ANATEL (*)	7,054,295	7,572,101
Services	1,476,270	3,423,011
Infrastructure, network and plant maintenance materials	2,459,582	2,607,888
Rental of polls and rights-of-way	115,154	118,966
Other	314,279	289,508
Adjustment to present value (**)	(3,122,689)	(5,124,107)
Total	8,296,891	8,887,367
Current	3,275,919	5,593,940
Non-current	5,020,972	3,293,427

Trade payables subject to the Judicial Reorganization	5,554,496	4,093,058
Trade payables not subject to the Judicial Reorganization	2,742,395	4,794,309
Total	8,296,891	8,887,367

(*) Regulatory Agency’s claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020.

(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

Maturity of non-current trade payables

2022	1,121,998
2023	709,601
2024	1,330,486
2025	1,347,526
2026 to 2030	2,762,236
2031 and thereafter	593,715
Discount	(2,844,590)
Total non-current	5,020,972

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19.	BORROWINGS AND FINANCING

Borrowings and financing by type

	2020	2019	Contractual maturity
			Principal	Interest
Foreign currency Senior Notes	9,000,226	6,980,817	Jul 2025	Semiannual
Debentures
Public	7,267,752	7,110,737	Aug 2023 to Feb 2035	Semiannual
Private	3,583,906		Jan 2022	Monthly
Financial institutions
Local currency
BNDES	4,256,709	3,947,137	Mar 2024 to Feb 2033	Monthly
Other	2,102,188	2,071,209	Jan 2021 to Feb 2035	Monthly and semiannual
Foreign currency	8,825,443	6,725,591	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	492,674	360,161	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	5,782,888	4,239,168	Feb 2038 to Feb 2042
Subtotal	41,518,821	31,641,855
Incurred debt issuance cost	(27,103)	(13,911)
Debt discount (*)	(15,147,984)	(13,401,195)
Total	26,343,734	18,226,749
Current	424,957	326,388
Non-current	25,918,777	17,900,361

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Debt issuance costs by type

	2020	2019
Financial institutions	12,437	13,306
Debentures	14,666	605
Total	27,103	13,911
Current	14,402	1,404
Non-current	12,701	12,507

Debt breakdown by currency

	2020	2019
Euro	590,083	311,309
US dollar (*)	16,251,663	9,209,982
Brazilian reais	9,501,988	8,705,458
Total	26,343,734	18,226,749

(*) Considers Oi Móvel’s First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown by index

	Index/rate	2020	2019
Fixed rate	1.75% p.a. – 13.61% p.a.	15,980,649	9,078,998
CDI	80% of CDI	5,184,615	4,694,687
TJLP	2.95% p.a. + TJLP	4,255,632	3,945,972
TR	0% p.a.	30,830	22,662
Other	0% p.a.	892,008	484,430
Total		26,343,734	18,226,749

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt	Debt issuance costs	Debt discount

2022	3,572,050	2,931	1,070,538
2023	364,495	1,846	1,068,167
2024	892,552	1,846	1,074,094
2025	9,573,622	1,268	1,000,425
2026 and thereafter	26,676,743	4,810	10,934,760
Total	41,079,462	12,701	15,147,984

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The private debentures issued by Oi Móvel are collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel, in addition to pledging its radiofrequency use rights, in the pledge of the right of use of radiofrequencies, which will only be realized in the event of default. The Company and its subsidiary Telemar guarantee this instrument. The total amount of the guarantees is R$6,751,420.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the JRP, the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, which are monitored on a quarterly basis.

In line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company’s debt.

Changes in borrowings and financing

	2019	Borrowing	Interest, monetary corrections, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	2020
Borrowings and financing	31,641,855	2,499,999	8,352,721		(803,731)	(146,615)	(25,409)	41,518,820
Debt discount	(13,401,195)		(3,159,739)	1,412,950				(15,147,984)
Debt issuance costs	(13,911)						(13,191)	(27,102)
Total borrowings and financing	18,226,749	2,499,999	5,192,982	1,412,950	(803,731)	(146,615)	(38,600)	26,343,734

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company made the interest payments of the Qualified Bonds in February and August 2020.

In February 2020, the private collateralized, simple, nonconvertible debentures, with additional trust security issued by the Company and Telemar issued by Oi Móvel, in the aggregate amount of R$2,500 million, were subscribed. This debenture issue is capitalized daily using the fluctuation of US dollar (USD) and an interest rate of 12.66% p.a. that are compounded to principal up to January 2021 and, from then on, payment of interest at the rate of 13.61% p.a. This issue matures in January 2022.

20.	ASSIGNMENT OF RECEIVABLES

2020
Assignment of receivables	377,047
Total	377,047
Current	196,720
Non-current	180,327

This assignment of receivables results from the advance of cash flows transaction conducted with a financial institution of claims receivable from Fundação Sistel as described in Note 14. On August 14, 2020, the Company received R$459,014, of which R$362,722 is recognized at subsidiary Telemar, related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

21.	LICENSES AND CONCESSIONS PAYABLE

	2020	2019
Personal Mobile Services (SMP)		58,582
STFC concessions	43,415
Total	43,415	58,582
Current	43,415	58,582

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, obtained at public auctions, and STFC service concessions.

22.	LEASES PAYABLE

	2020	2019
Towers	2,280,952	7,373,373
Physical space	371,240	403,485
Stores	94,121	103,792
Properties	63,793	72,719
Vehicles	146,974	196,657
Power distributed	24,598
Total	2,981,678	8,150,026
Current	654,662	1,510,097
Non-current	2,327,016	6,639,929

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Movements in leases payable

Balance at January 1, 2019
Initial adoption of IFRS 16	8,167,932
New contracts	237,575
Cancellations	(127,699)
Interest	958,573
Payments	(1,611,273)
Contractual changes	524,918
Balance at December 31, 2019	8,150,026
New contracts	1,511,738
Cancellations	(1,093,644)
Interest	1,029,662
Payments	(1,789,106)
Contractual changes	809,122
Transfer to held for sale	(5,636,120)
Balance at December 31, 2020	2,981,678

Maturity of long-term lease payments

2022	604,045
2023	505,454
2024	465,782
2025	439,090
2026 to 2030	1,371,099
2031 and thereafter	2,017,943
Total	5,403,413
Interest	(3,076,397)
Non-current	2,327,016

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

Contracts not recognized as leases payable

The Company elected not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at December 31, 2020, the payments made under such leases were recognized in profit or loss and amounted to R$25,710 (R$78,134 in 2019). Additionally, the Company also recognized in profit or loss the amount R$4,938 (R$7,966 in 2019), related to variable lease payments.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Supplemental information

Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	122,323	23,732
2024-2030	12.27%	94,763	94,763	78,823	52,132	76,074
2031-2034	12.58%	291,479	291,479	291,479	291,479	817,631	386,057
2035 and beyond	12.75%	95,480	95,480	95,480	95,479	477,394	1,631,886
Total		604,045	505,454	465,782	439,090	1,371,099	2,017,943
Projected inflation¹		3.10%	3.75%	3.97%	4.06%	4.25%	4.25%

¹Source: Anbima

23.            TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2020	2019
Law 11941/09 and Law 12865/2013 tax financing program	345,790	417,076
PERT (Law 13496/2017) (i)	427	427
Total	346,217	417,503
Current	93,715	86,721
Non-current	252,502	330,782

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2020				2019
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,412		118,772	121,184	153,790
Income tax	1,153		30,108	31,261	37,995
Tax on revenue (PIS)	31,524		30,298	61,822	72,027
INSS – SAT	513	272	1,571	2,356	3,039
Social contribution	484	18	9,101	9,603	11,315
Tax on banking transactions (CPMF)	17,215	1,943	26,301	45,459	50,573
PERT – Other payables - RFB	218		170	388	427
Other	7,415	3,860	62,869	74,144	88,337
Total	60,934	6,093	279,190	346,217	417,503

The payment schedule is as follows:

2021	93,714
2022	89,118
2023	89,118
2024	74,267
Total	346,217

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Special Tax Compliance Program (PERT)

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

24.	PROVISIONS

Balance breakdown

	Type	2020	2019
	Labor
(i)	Overtime	659,318	855,722
(ii)	Indemnities	222,153	299,096
(iii)	Sundry premiums	253,173	221,743
(iv)	Stability/reintegration	194,122	215,449
(v)	Additional post-retirement benefits	103,274	108,827
(vi)	Salary differences and related effects	88,102	101,573
(vii)	Lawyer/expert fees	87,143	51,193
(viii)	Severance pay	31,394	38,261
(ix)	Labor fines	28,420	30,399
(x)	Employment relationship	20,636	18,758
(xi)	Severance Pay Fund (FGTS)	15,977	13,306
(xii)	Joint liability	5,465	3,100
(xiii)	Other claims	87,443	93,605
	Total	1,796,620	2,051,032

	Tax
(i)	State VAT (ICMS)	781,249	746,481
(ii)	Tax on services (ISS)	71,394	69,208
(iii)	INSS (joint liability, fees, and severance pay)	36,927	23,847
(iv)	Real Estate Tax (IPTU)	150,223	150,223
(v)	Other claims	185,624	61,189
	Total	1,225,417	1,050,948

	Civil
(i)	ANATEL	1,264,321	570,283
(ii)	Corporate	338,932	397,946
(iii)	Small claims courts	97,973	118,910
(iv)	Other claims	1,087,200	1,062,561
	Total	2,788,426	2,149,700

	Total provisions	5,810,463	5,251,680
	Current	781,942	547,996
	Non-current	5,028,521	4,703,684

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at January 1, 2019	1,457,181	650,083	2,931,456	5,038,720
Monetary corrections (i)	485,049	60,688	1,074,641	1,620,378
Additions/(reversals) (i)	316,182	1,002,827	(1,102,571)	216,438
Write-offs for payment/terminations	(207,380)	(666,563)	(753,826)	(1,627,769)
Reclassified from held-for-sale assets		3,913		3,913
Balance at December 31, 2019	2,051,032	1,050,948	2,149,700	5,251,680
Monetary corrections	107,884	177,360	605,995	891,239
Additions/(reversals)	(25,432)	(7,188)	614,767	582,147
Write-offs for payment/terminations	(333,731)	21,721	(539,962)	(851,972)
Foreign exchange differences abroad		1,301		1,301
Transfer to held for sale	(3,133)	(18,725)	(42,074)	(63,932)
Balance at December 31, 2020	1,796,620	1,225,417	2,788,426	5,810,463

(i)	The Company continuously monitors its proceedings and revised the calculation methodology of provision estimates, taking into consideration the new profile and history of legal proceeding terminations, in the context of the JRP, as well as in the assessment of the risk of loss carried out by Management supported by its legal advisors.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2020	2019
Labor	299,178	797,927
Tax	28,419,340	28,416,097
Civil	2,464,987	1,667,900
Total	31,183,505	30,881,924

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Labor

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

(i)	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

(iii)	Sundry premiums - refer to claims of hazardous duty premium, based on Article 193 of the Brazilian Labor Code (CLT), due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iv)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Supplementary retirement benefits - differences allegedly due on the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for in the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(x)	Employment relationship - lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xi)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects. The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(xii)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Tax

The provisions for tax lawsuits are calculated individually taking into consideration Management and the legal counsel’s risk assessment. These contingencies are not included in the Judicial Reorganization Plan.

(i)	ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.
(ii)	ISS - the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.
(iii)	INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.
(iv)	IPTU – Provision related to entries that refer to the collection of IPTU (municipal property tax) levied by several different municipalities where the Company owns properties.
(v)	Other claims - Refer basically to provisions to cover several tax assessments related to the collection of income tax and social contribution collection.

Civil

(i)	ANATEL – On June 30, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General’s Office (AGU) totaling an estimate R$14.5 billion, which were included in the JRP as electable for payment as provided for in this Plan. On this date, R$8.4 billion in liquid proceedings and R$6.1 billion in illiquid proceedings. With regard to the proceedings included in the JRP and taking into consideration the decision that granted the judicial reorganization on February 5, 2018, the Company revised the criteria used to calculate the provision for these regulatory contingencies to start considering the estimate of discounted future cash flows associated to each one of the payment methods provided for in the JRP for this type of claims.

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988/2020. This law allows the negotiation of all the claims resulting from PADOS recognized as enforceable debt, to be payable in 84 installments, at a 50% discount of statutory fines, and with a six-month grace period. As such, the Company has once again reviewed the criteria for recognizing regulatory contingencies arising from

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

PADOS not recognized as enforceable debt, taking into account the historical success rate for proceedings with imposed fines and individual assessment of risk and the amount for each case of noncompliance in proceedings still without a lower court decision. As at December 31, 2020, this provision totals R$1,264 million.

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

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In 2009 the Superior Court of Justice issued an Abstract—ruling that summarizes the majority understanding of a court on given matter—that led the Company to revise its assessment of the amount and the level of risk attributed to the lawsuits that discuss the matter. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for contingencies related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. Based on a methodology prepared with the support of its in-house and outside consultants, currently the Company provides for the lawsuits discussing this matter taking into consideration primarily, for purposes of calculating the amounts involved in the lawsuits within or the lawsuits out of the statute of limitations period, the following variables: (i) the number of lawsuits without payment; (ii) the average amount of historic losses; (iii) the average number of court settlements; and (iv) the effects of paying these contingencies as part of the judicial reorganization ratified on January 8, 2018. Specifically for the lawsuits for which settlements were reached in the mediation of illiquid amounts, the amount is considered settled.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$299,178 (R$797,927 in 2019).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$13,464,237 (R$13,470,008 in 2019);
(ii)	ISS – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$2,761,531 (R$3,286,248 in 2019);
(iii)	INSS – tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$626,090 (R$695,249 in 2018); and
(iv)	Federal taxes - several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$11,567,482 (R$11,010,038 in 2019).

Civil

The risk classification is based in the procedural stage, the evidences linked to the cases, and the assessment of the in-house and outside counsel (when necessary). The lawsuits that do not have any decision that indicates a high likelihood of loss or gain and/or are still subject to review by higher courts, regardless of their subject matter, may have their risk classified as possible and may therefore be subject to information disclosed in notes to the consolidated financial statements. These lawsuits total approximately R$2,464,987 (R$1,667,900 in 2019).

Fenapas civil action filed with the 5th Corporate Court of Rio de Janeiro, against, in addition to SISTEL, the Company and other operators, aiming at the annulment of the spin-off of the PBS pension plan, alleging, in brief “the breakdown of the Fundação Sistel supplementary pension fund scheme”, which resulted in several specific PBS mirror plans, and the corresponding allocations of funds from the technical surplus and the tax contingency existing at the time of the spin-off. The amount involved cannot be estimated and it is not possible to settle the claims because they are unenforceable since this would require handing back the spun off net assets of Sistel related to telecommunications operators belonging to the former Telebrás system.

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

at December 31, 2020 corresponds to R$11,705,924 (R$11,909,901 in 2019. The commission charges on these contracts are based on market rates.

25.	OTHER PAYABLES

	2020	2019
Onerous obligation (i)	5,777,175	5,817,130
Unearned revenues (ii)	1,524,112	1,704,420
Provisions for indemnities payable	532,000	640,661
Advances from customers	231,838	313,163
Consignment to third parties	37,303	41,249
Provision for asset decommissioning	18,836	18,101
Dividends and interest on capital	18,094	5,731
Other	554,768	404,455
Total	8,694,126	8,944,910
Current	1,391,530	1,410,744
Non-current	7,302,596	7,534,166

(i)	The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii)	Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

26.	SHAREHOLDERS’ EQUITY

(a)	Issued capital

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

On January 25, 2019, the Company completed the capital increase provided for by the JRP (Capital Increase - New Funds), with the issue of 3,225,806,451 new common shares, and the issue of 272,148,705 new common shares for private placement aimed at the Backstop Investors, and the issue of 275,985 new common shares related to the Subscription Warrants, all registered, book-entry, and

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

without par value. The capital increase attributed to the capital and the capital reserves was R$500,466 and R$3,837,009, respectively.

Subscribed and paid-in capital is R$32,538,937 (R$32,538,937 in 2019), represented by the following shares, without par value:

	Number of shares (in thousands)
	2020	2019
Total capital in shares
Common shares	5,796,478	5,796,478
Preferred shares	157,727	157,727
Total	5,954,205	5,954,205
Treasury shares
Common shares	30	30
Preferred shares	1,812	1,812
Total	1,842	1,842
Outstanding shares
Common shares	5,796,448	5,796,448
Preferred shares	155,915	155,915
Total outstanding shares	5,952,363	5,952,363

As at December 31, 2020, the Company reported a loss for the year amounting to R$10,529,963. Pursuant to the Company’s management proposal, subject to the Annual Shareholders’ Meeting’s approval, loss for the year was recognized in accumulated losses.

The Company is authorized to increase capital, through a Board of Directors’ decision, either in common or preferred shares, until its share capital totals R$38,038,701,741, within the 2/3 legal cap of nonvoting shares in the case of issue of new nonvoting preferred shares.

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

At the Company’s Annual Shareholders’ Meeting held on April 30, 2020, was shareholders approved the allocation of the loss for the year 2019, amounting to R$9,000,434, to be offset against capital reserves.

(b)	Treasury shares

On July 27, 2018, the Company delivered 116,251,405 common shares, previously held by PTIF, to the Qualified Bondholders, as part of the restructuring of the qualified bonds. The fair value related

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to the tax credit amount.

Special merger reserve - net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015.

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds in January 2019; and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel in April 2019.

(d)	Share issue costs

As mentioned in item (a) of this Note, under the commitment agreement entered into with the backstoppers, the Company issued 272,148,705 new common shares, as compensation for the commitments assumed in said agreement, at a cost of R$337,464, recognized in share issuance cost as a contra entry to the capital increase, plus R$86,180 related to expenses incurred in the issue process.

(e)	Basic and diluted earnings (losses) per share

On January 16, 2019, the Company issued 1,530,457,356 common shares to the holders of subscription warrants. On January 21, 2019, the Company issued 91,080,933 common shares to the holders of subscription rights that requested subscriptions of the excess common shares. On January 25, 2019, 1,604,268,162 New Common Shares were subscribed and paid in. The end of the capital increase process, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase - New Funds, represented a contribution of new funds to the Company totaling R$4,000,000,000.00. This transaction had an impact on earnings per share, since the shareholders were diluted.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the year available to the common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities.

The table below shows the calculations of basic and diluted earnings per share:

	2020	2019	2018
Profit (loss) from continuing operations	(10,537,203)	(8,636,765)	23,195,211
Profit (loss) from discontinued operations (net of taxes)	7,240	(363,669)	1,395,929
Profit (loss) attributable to owners of the Company	(10,529,963)	(9,000,434)	24,591,140

Profit (loss) allocated to common shares - basic and diluted	(10,254,142)	(8,764,803)	22,036,079
Profit (loss) allocated to preferred shares – basic and diluted	(275,821)	(235,631)	2,555,061

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,796,448	5,788,447	1,344,686
Preferred shares – basic and diluted	155,915	155,915	155,915

Profit (loss) per share (in reais):
Common shares - basic and diluted	(1.77)	(1.51)	16.39
Preferred shares – basic and diluted	(1.77)	(1.51)	16.39

Profit (loss) per share from continuing operations (in reais):
Common shares - basic and diluted	(1.77)	(1.45)	15.46
Preferred shares – basic and diluted	(1.77)	(1.45)	15.46

Profit (loss) per share from discontinued operations (in reais):
Common shares - basic and diluted	-	(0.06)	0.93
Preferred shares – basic and diluted	-	(0.06)	0.93

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

27.	EMPLOYEE BENEFITS

(a)	Pension plans

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the benefit plans existing at December 31, 2020.

Benefit plans	Sponsors	Manager
TCSPREV	Oi, Oi Móvel and BrT Multimídia	FATL
TelemarPrev	Oi, Telemar and Oi Móvel	FATL
PAMEC	Oi	Oi
PBS-A	Telemar and Oi	SISTEL
PBS-Telemar	Telemar	FATL
PBS-TNC	Oi Móvel	FATL
CELPREV	Oi Móvel	FATL
PAMA	Oi and Telemar	SISTEL

SISTEL – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Whenever mentioned in this Note, for purposes of the pension plans, the Company may also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2020, the actuarial valuations were performed by PREVUE Consultoria. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

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

Provisions for pension plans

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2020	2019
Actuarial liabilities
Financial obligations - BrTPREV plan (i)	694,063	626,748
PAMEC Plan	7,995	6,264
Total	702,058	633,012
Non-current	702,058	633,012
(i)	The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the terms and conditions of the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Assets recognized to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2020	2019
Actuarial assets
TCSPREV Plan	42,233	56,559
CELPREV Plan	160	222
PBS-TNC Plan	2,142	3,264
Total	44,535	60,045
Current	7,618	5,430
Non-current	36,917	54,615

Characteristics of the sponsored pension plans

1)	FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	PBS-Telemar

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0015-56.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Variable contribution pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0028-38.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

The plan is funded under the capital formation approach.

(iv)	PBS-TNC

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0013-19.

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

Defined Contribution Pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2004.0009-29.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2020, date of the last actuarial valuation, the plan presented a surplus.

In December 2019, the National Pension Plan Authority (PREVIC) approved the allocation of a special reserve of the PBS-A Benefit Plan, with the reversal of amounts to sponsors and improvement of benefits, in the form of temporary income, to the beneficiaries. The total amount of the Company’s share of the PBS-A’s surplus corresponds to R$669,054 (R$140,274 in the Company), to be received in 36 monthly installments, adjusted by the Plan’s profitability, recognized in accounting as the installments are received, with an impact on other comprehensive income, as required by IAS 19.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, prorated to the portions of the defined benefit obligations. The amount was established based on actuarial studies prepared by an outside consulting firm using assumptions consistent with the population of PAMA users and the projection of medical expenses increase inherent to this population. Beginning on the issue of said court order, the Company started to calculate and disclose information on the PAMA actuarial obligations.

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statuses of the sponsored plans, revalued at the end of the reporting period

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	2020
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,778,685	365,286	4,978,517	5,640,885	40,715	30	6,264	4,143,620
Interest on actuarial liabilities	270,765	26,264	358,983	402,675	2,930	2	469	310,799
Current service cost	232	38	2,001		65	2		406
Participant contributions made in the year	11	31
Benefits paid, net	(272,538)	(24,374)	(296,598)	(455,255)	(2,564)		(772)	(260,871)
Benefit obligation result allocated to other comprehensive income	(91,779)	(10,972)	(101,628)	10,660	(1,141)	(18)	2,034	(30,390)
Present value of actuarial obligation at the end of the year	3,685,376	356,273	4,941,275	5,598,965	40,005	16	7,995	4,163,564
Fair value of assets at the beginning of the year	4,017,260	430,646	5,298,688	8,266,862	64,837	4,191		4,422,743
Return on plan assets	288,492	31,125	382,772	597,785	4,722	311		332,125
Amortizing contributions received from sponsor							772
Sponsor	10	65
Participants	11	31
Payment of benefits	(272,538)	(24,374)	(296,598)	(455,255)	(2,564)		(772)	(260,871)
Benefit obligation result allocated to other comprehensive income	(23,134)	(19,869)	(404,827)	(597,362)	(4,774)	(1,289)		30,872
Fair value of plan assets at the end of the year	4,010,101	417,624	4,980,035	7,812,030	62,221	3,213		4,524,869
(=) Net actuarial liability/(asset) amount	(324,725)	(61,351)	(38,760)	(2,213,065)	(22,216)	(3,197)	7,995	(361,305)
Effect of the asset/onerous liability recognition ceiling	282,365	61,351	38,760	2,213,065	20,073	3,037		361,305
Transfer to held for sale	127
(=) Recognized net actuarial liability/(asset)	(42,233)				(2,143)	(160)	7,995

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,256,516	328,130	4,165,284	4,811,332	35,043	26	4,397	3,422,402
Interest on actuarial liabilities	283,542	28,419	367,633	415,476	3,066	2	414	308,512
Current service cost	250	34	1,613		82	2		322
Participant contributions made in the year	15	28
Benefits paid, net	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Increase/(decrease) of assets due to changes in the Plan				183,195
Benefit obligation result allocated to other comprehensive income	500,731	32,358	729,147	660,695	4,984	1	1,937	641,713
Present value of actuarial obligation at the end of the year	3,778,685	365,286	4,978,517	5,640,885	40,715	31	6,264	4,143,620
Fair value of assets at the beginning of the year	3,621,068	379,000	4,508,570	7,316,395	60,062	3,340		3,443,944
Return on plan assets	313,409	33,149	394,800	649,891	5,255	293		312,145
Amortizing contributions received from sponsor							484
Sponsor	13	65
Participants	15	28
Payment of benefits	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Benefit obligation result allocated to other comprehensive income	345,124	42,087	680,478	730,389	1,980	558		895,983
Fair value of plan assets at the end of the year	4,017,260	430,646	5,298,688	8,266,862	64,837	4,191		4,422,743
(=) Net actuarial liability/(asset) amount	(238,575)	(65,360)	(320,171)	(2,625,977)	(24,122)	(4,160)	6,264	(279,123)
Effect of the asset/onerous liability recognition ceiling	182,016	65,360	320,171	2,625,977	20,858	3,938		279,123
(=) Recognized net actuarial liability/(asset)	(56,559)				(3,264)	(222)	6,264

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV, PBS-TNC and CELPREV Plans recognized in the Company’s consolidated financial statements does not exceed the present value of future contributions.

Expenses (revenue) components of the benefits

	2020
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	232	38	2,001					406
Interest on actuarial liabilities	270,765	26,264	358,983	402,675			469	310,800
Return on plan assets	(288,491)	(31,124)	(382,772)	(597,785)				(332,125)
Interest on onerous liability	13,524	4,856	23,789	195,110				21,325
Expenses (income) recognized in statement of profit or loss	(3,970)	34	2,001				469	406
Expenses (income) recognized in other comprehensive income	18,180	31	(2,001)				2,034	(406)
Total expense (income) recognized	14,210	65					2,503

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	250	34	1,613		82	2		322
Interest on actuarial liabilities	283,541	28,419	367,633	415,476	3,066	2	414	308,512
Return on plan assets	(313,409)	(33,149)	(394,800)	(649,891)	(5,255)	(293)		(312,146)
Interest on onerous liability	24,000	4,725	27,167	234,415	2,065	273		3,634
Expenses (income) recognized in statement of profit or loss	(5,618)	29	1,613		(42)	(16)	414	322
Expenses (income) recognized in other comprehensive income	18,005	36	(1,613)		(2,382)	(7)	1,937	(322)
Total expense (income) recognized	12,387	65			(2,424)	(23)	2,351

Main actuarial assumptions adopted on December 31, 2020

	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N/A	Álvaro Vindas	N.A.	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Benefit starting age	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%	6.61%

N.A. = Not applicable.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

ADDITIONAL DISCLOSURES - 2020
(a) Plans’ assets and liabilities correspond to the amounts as at December 31, 2020.
(b) Master file data used for the plans managed by FATL and for the PAMEC plan are as at July 31, 2020, and for SISTEL are as at June 30, 2019, both projected for December 31, 2019.

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

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%
Structured investments	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Investments abroad	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
Properties	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2020 is as follows:

ASSET SEGMENT	TCSPREV	PBS- Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	87.40%	93.11%	92.96%	95.60%	91.59%	84.06%	100.00%
Variable income	1.65%	0.01%	1.19%	0.10%	0.02%	3.93%	0.00%
Structured investments	8.94%	5.30%	4.06%	0.00%	7.90%	9.99%	0.00%
Investments abroad	0.38%	0.00%	0.20%	0.00%	0.00%	0.90%	0.00%
Properties	1.18%	1.21%	0.91%	3.60%	0.34%	0.15%	0.00%
Loans to participants	0.45%	0.37%	0.68%	0.70%	0.15%	0.97%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the year ended December 31, 2020, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$385,667 (R$247,178 in 2019).

(c)	Share-based compensation

The Company's compensation strategy since 2019, when the Long-Term Incentive Plans (ILP) were approved at a Shareholders’ Meeting, is to focus most of the compensation packages on components subject to achievement of performance targets and the smallest part on fixed compensation. Most of the performance-linked components are focused on the share-based program, which has medium- and long-term scope. Both variable components have targets that are in line with Oi’s strategy and are

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

intended to align officers’ interests with Oi’s mission, strategy and shareholders’ interests in the short, medium and long terms. The compensation strategy definitions and implementation adopted by the Company are monitored and supervised by the Board of Directors, through its People, Appointments and Corporate Governance Committee.

Board of Directors Stock Option Plan

The members of the Board of Directors and the Board’s committees receive fixed monthly fees. In addition, in order to align the Board members’ interests with the interests of the Company’s shareholders, in addition to bringing the compensation of Oi’s Board closer to comparable market compensation, the Company set a long-term share-based incentive plan for the Board of Directors (Board of Directors Stock Option Plan), which was submitted to and approved at an Extraordinary Shareholders’ Meeting held on April 26, 2019.

The implementation of the plan approved at the meeting was suspended, by court decision, until the judicial reorganization of the Company is terminated. The Company recognizes the obligation related to the long-term incentives plan as per the plan’s rules, which as at December 31, 2020 totals R$4,853.

Executives’ Stock Option Plan

A long-term incentives plan based on shares granted the Executives (Executives’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019, together with the Board of Directors Stock Option Plan, described above. The Executives’ Stock Option Plan, like the Board of Directors Stock Option Plan, in addition to the targets already set out above, allows at the same time for making executive compensation more competitive compared to market compensation.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date (i)
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022
12/30/2020	0.36%	21,549,687	1/3	12/30/2021	2.02	47,079
			1/3	12/30/2022
			1/3	12/30/2023

(i) The estimated fair value at the vesting date was measured taking into account the price of the shares granted on December 30, 2019 and December 30, 2020, adjusted by the weighted average cost of capital of 10.98% and 9.34%, respectively, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67% and 10.55%, respectively, which corresponds to the fair value of the share.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in the stock option balance are summarized below:

	2020
	Shares	Average Share Price (R$)
Granted shares at Dec 31, 2019	33,704,937	0.95
Stock options	21,549,687	2.02
Settled shares granted (i)	(14,128,406)	2.04
Granted shares at Dec 31, 2019	41,126,218	2.02

(i) In light of the existing practical obstacles that prevented the Company from issuing shares on time to meet the first vesting of shares under the 2019-2021 Plan, the Parties, by mutual agreement, decided that, for the purposes of delivering Shares related to the Plan, and consequent discharge of all obligations of said first vesting, the Company could fulfill its obligation to the Beneficiary with the payment in cash. As a result, the Company amended the stock option grant agreement to provide for the possibility of a cash settlement of the related obligations, in an amount corresponding to the number of shares that the beneficiary would be entitled each year of delivery of the vested stock options. In February 2021, the first vested stock options granted were settled based on the Company’s common stock price (OIBR3) at the close of the trading 45 days after the vesting date, as prescribed in the stock option grant agreement.

The fair value of the granted stock options is determined based on the vesting period and recognized as the services are provided. The expense recognized in the period ended December 31, 2020 was R$28,822.

28.	SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that excludes discontinued operations and corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies Companhia Santomense de Telecomunicações, S.A. R.L. (“CSTT”) and Timor Telecom S.A., which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband);
•	Personal Mobility considers only the Long-distance revenues originating from the Mobile Personal Service (SMP); and
•	SMEs/Corporate, which includes corporate solutions for our small, medium-sized, and large corporate customers, as well as Digital and IT services (Oi Soluções).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended December 31, 2020 and 2019 is as follows:

	2020	2019	2018
Residential	4,869,487	5,511,085	6,646,538
Fixed-line services	2,589,013	3,281,905	4,170,105
Broadband	2,243,382	2,185,891	2,423,291
Interconnection	37,092	43,289	53,142
Personal mobility	208,874	219,090	201,022
Mobile telephony services	208,874	219,090	201,022
SMEs/Corporate (B2B services)	3,894,389	4,435,128	4,935,354
Other services and business	92,660	140,004	226,985
Net operating revenue	9,065,410	10,305,307	12,009,899
Operating expenses
Depreciation and amortization	(4,275,006)	(4,468,508)	(3,943,423)
Interconnection	(165,377)	(173,240)	(257,817)
Personnel	(1,689,471)	(1,824,978)	(1,933,304)
Third-party services	(3,110,986)	(3,450,426)	(3,386,137)
Grid maintenance services	(467,841)	(614,871)	(707,233)
Handset and other costs	6,077	10,651	10,696
Advertising and publicity	(310,982)	(442,402)	(326,289)
Rentals and insurance	(1,465,540)	(1,611,080)	(2,620,401)
Provisions/reversals	(139,184)	(211,690)	(198,666)
Expected credit losses on trade receivables	(133,007)	(227,975)	(394,160)
Impairment losses	1,129,708	(2,111,022)	(291,758)
Taxes and other expenses	44,996	342,992	374,270
Other operating income (expenses), net	(518,334)	1,223,846	(5,016,358)
Loss before financial income (expenses) and taxes	(2,029,537)	(3,253,396)	(6,680,681)

Financial income (expenses)
Financial income	3,977,013	2,628,324	30,819,554
Financial expenses	(16,205,801)	(7,689,503)	(4,225,453)

Pre-tax profit (loss)	(14,258,325)	(8,314,575)	19,913,420

Income tax and social contribution	3,576,271	77,931	3,287,871

Profit (loss) from continuing operations	(10,682,054)	(8,236,644)	23,201,291

Discontinued operations
Profit (loss) for the year from discontinued operations (net of taxes) (Note 31)	7,240	(363,669)	1,395,929
Profit (loss) for the year	(10,674,814)	(8,600,313)	24,597,220

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the years ended December 31, 2020 and 2019, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	2020	2019	2018
Net operating revenue
Revenue related to the reportable segment	9,065,410	10,305,307	12,009,899
Revenue related to other businesses	218,893	186,789	200,161
Net operating revenue from continuing operations (Note 5)	9,284,303	10,492,096	12,210,060

In the years ended December 31, 2020, 2019 and 2018, the reconciliation between the profit or loss before financial income (expenses) and taxes of the segment Telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	2020	2019	2018
Loss before financial income (expenses) and taxes
Telecommunications in Brazil	(2,029,537)	(3,253,396)	(6,680,682)
Other businesses	218,318	(113,447)	(82,894)
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(1,811,219)	(3,366,843)	(6,763,576)

Total assets, liabilities and tangible and intangible assets per geographic market as at December 31, 2020 are as follows:

	2020
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	73,378,504	65,787,900	24,135,058	3,697,821	7,645,360
Other, primarily Africa	461,283	281,977	14,489	3,250	34,028

	2019
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	67,294,245	53,525,978	38,910,834	3,997,865	7,396,983
Other, primarily Africa	4,597,577	569,338	84,122	21,327	28,530

29.	RELATED-PARTY TRANSACTIONS

Credit facilities

The Company may grant credit facilities to its subsidiaries for the purpose of providing working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies’ projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI in 2019). In the year ended December 31, 2020 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The intercompany credit facilities effective at December 31, 2020 are linked to the terms approved in the JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities. Additionally, credit facilities between the Company, a PTIF, and Oi Holanda were created since that in the context of the implementation of the JRP, the financial debt of the RJ Debtors were substantially consolidated in the Company, which issued financial and equity instruments to settle these debts originally recognized by said subsidiaries.

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDGs). Through subsidiary Oi Móvel, the Group made contributions to Oi Futuro totaling R$15,089 (R$21,218 in 2019).

Through subsidiary Oi Móvel, the Group made contributions to Oi Futuro totaling R$15,089 (R$21,218 in 2019).

Transactions with jointly controlled entities, associates, and unconsolidated entities

	2020	2019
Accounts receivable and other assets		7,216
Hispamar		426
Other entities		6,790

	2020	2019
Accounts payable and other liabilities	66,021	74,254
Hispamar	61,078	71,841
Other entities	4,943	2,413

	2020	2019	2018
Revenue
Revenue from services rendered	498	380	347
Hispamar	439
Other entities	59	380	347
Other income	6,118	502
Hispamar	2	502
Other entities	6,116
Financial income	120	430	430
Other entities	120	430	430

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019	2018
Costs/expenses
Operating costs and expenses	(224,909)	(226,031)	(236,087)
Hispamar	(202,399)	(203,426)	(207,271)
Other entities	(22,510)	(22,605)	(28,816)
Financial expenses	(81)	(257)	(167)
Hispamar	(77)	(245)	(158)
Other entities	(4)	(12)	(9)

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

Compensation of key management personnel

As at December 31, 2020, the compensation of the officers responsible for the planning, management and control of the Company’s activities, including the compensation of the directors and executive officers, totaled R$73,263 (R$53,335 in 2019 and R$81,244 in 2018), as shown in the table below:

	2020	2019	2018
Compensation of key management personnel
Short-term benefits paid to officers (i)[1]	63,157	51,500	64,326
Share-based compensation	10,106	1,835	3,202
Total	73,263	53,335	67,528

1 The amounts shown do not take into consideration the impacts related to payroll taxes pursuant to a decision issued by the CVM Board on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-10) and communicated by Official Letter in January 2021.

(i) Wages, salaries, fees, social security contributions, paid leave and paid sick leave, profit sharing and bonuses, and noncash benefits (such as medical care, housing, cars, and free or subsidized goods or services).

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

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

from such damages, etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

	2020	2019
Insurance line
Operational risks and loss of profits	800,000	800,000
Civil liability - third parties (*)	415,740	322,408
Fire – inventories	170,000	170,000
Theft - inventories	20,000	20,000
Civil liability - general	30,000	30,000
Civil liability - vehicles	2,000	2,000

(*) Based on the foreign exchange rate prevailing at December 31, 2020 (ptax): R$5.1967 = US$1.00

31.	HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the consolidated financial statements for the year ended December 31, 2020 and 2019.

	2020	2019
Assets held for sale
Sale of UPIs (a)	20,625,007
Foreign operations (b)	99,633	4,271,348
Sale of assets (c)	47,302	119,742
Total assets held for sale	20,771,942	4,391,090

	2020	2019
Liabilities held for sale
Sale of UPIs (a)	9,152,947
Foreign operations (b)	42,429	491,225
Sale of properties (c)		3,070
Total liabilities held for sale	9,195,376	494,295
(a)	Sale of UPIs

As part of the Company’s judicial reorganization, described in Note 1 - General Information, more specifically Note 1-2. UPIs Provided for in the Amendment to the JRP, there is a requirement to create five Isolated Production Units (UPIs) comprising the assets, liabilities, and rights of the Debtors related to (a) the telephony and data operation in the mobile communications market (“UPI Mobile Assets”); the passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”).

The divestment of the UPIs would allow the Company to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

Information regarding the stage of the disposal of each of the UPIs is described in detail in Note 1 - General Information, subparagraphs 2.1 to 2.5 for each UPI.

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

(a.1)	Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, for the year ended December 31, 2020 are as follows:

2020
Held-for-sale assets	20,625,007
Current assets	1,935,564
Cash and cash equivalents	207,925
Accounts receivable	1,075,583
Inventories	11,932
Current recoverable taxes	6,412
Other taxes	58,834
Judicial deposits	383
Pension plan assets	127
Prepaid expenses	513,609
Other assets	60,759
Non-current assets	18,689,443
Deferred taxes	(47,740)
Other taxes	171,373
Judicial deposits	34,621
Prepaid expenses	440,290
Other assets	35,748
Property, plant and equipment	17,297,887
Intangible assets	757,264
Liabilities associated to held-for-sale assets	9,152,948
Current liabilities	3,189,571
Payroll, related taxes and benefits	208,563
Trade payables	1,267,096
Current taxes payable	3,866
Other taxes	222,195
Licenses and concessions payable	44,502
Tax refinancing program	145
Provisions	161
Leases payable	1,034,467
Other payables	408,576
Non-current liabilities	5,963,377
Other taxes	4,086
Tax refinancing program	410
Provisions	63,772
Leases payable	4,601,655
Other payables	1,293,454

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2)	Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent components of the Company business and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented as continued operations in the statement of profit or loss. Assets and liabilities held for sale related to UPI Towers were approximately R$203 million and R$151 million, respectively.

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, net of intragroup transactions:

	DISCONTINUED OPERATION
	2020	2019	2018
Net operating revenue	9,491,461	9,644,087	9,849,954
Operating income (expenses):
Interconnection	(297,997)	(310,821)	(396,050)
Personnel	(723,471)	(662,654)	(621,071)
Third-party services	(2,317,188)	(2,507,337)	(2,447,433)
Grid maintenance service	(421,007)	(397,986)	(395,576)
Handset and other costs	(103,558)	(170,093)	(196,132)
Advertising and publicity	(41,376)	(51,946)	(53,387)
Rentals and insurance	(884,928)	(960,165)	(1,573,734)
(Provisions)/reversals	(3,909)	(4,748)	(3,456)
Expected credit losses on trade receivables	(261,432)	(190,294)	(295,575)
Impairment reversal (losses)	(329,330)
Taxes and other income (expenses)	(228,876)	(431,388)	(575,566)
Other operating income (expenses), net		(1,230,820)
Operating expenses excluding depreciation and amortization	(5,613,072)	(6,918,252)	(6,557,980)
Depreciation and amortization	(2,595,782)	(2,336,362)	(1,796,656)
Total operating expenses	(8,208,854)	(9,254,614)	(8,354,636)
Profit before financial income (expenses) and taxes	1,282,607	389,473	1,495,318
Financial income (expenses):
Financial income	25,239	30,750	31,192
Financial expenses	(1,252,192)	(763,135)	(113,600)
Total financial income (expenses)	(1,226,953)	(732,385)	(82,408)
Pre-tax profit (loss)	55,654	(342,912)	1,412,910
Income tax and social contribution	(48,414)	(20,757)	(16,981)
Profit (loss) for the year	7,240	(363,669)	1,395,929

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1)	Comparative revised balances of discontinued operations

Consolidated Statement of Operations

	2019			2018
	Previously stated consolidated	Discontinued operations	Continuing operations	Previously stated consolidated	Discontinued operations	Continuing operations
Net operating revenue	20,136,183	9,644,087	10,492,096	22,060,014	9,849,954	12,210,060
Cost of sales and/or services	(15,314,814)	(7,332,219)	(7,982,595)	(16,179,100)	(7,011,361)	(9,167,739)
Gross profit	4,821,369	2,311,868	2,509,501	5,880,914	2,838,593	3,042,321
Operating income (expenses)
Share of results of investees	(5,174)		(5,174)	(13,492)		(13,492)
Selling expenses	(3,547,684)	(940,635)	(2,607,049)	(3,853,002)	(1,214,113)	(2,638,889)
General and administrative expenses	(2,782,300)	(840)	(2,781,460)	(2,738,718)	(4,570)	(2,734,148)
Other operating income	4,527,710	431,643	4,096,067	2,204,134	170,814	2,033,320
Other operating expenses	(5,991,291)	(1,412,563)	(4,578,728)	(6,748,094)	(295,406)	(6,452,688)
	(7,798,739)	(1,922,395)	(5,876,344)	(11,149,172)	(1,343,275)	(9,805,897)
Profit (loss) before financial income (expenses) and taxes	(2,977,370)	389,473	(3,366,843)	(5,268,258)	1,495,318	(6,763,576)
Financial income	2,662,463	30,750	2,631,713	30,950,461	31,192	30,919,269
Financial expenses	(8,772,181)	(763,135)	(8,009,046)	(4,341,595)	(113,600)	(4,227,995)
Financial income (expenses)	(6,109,718)	(732,385)	(5,377,333)	26,608,866	(82,408)	26,691,274
Pre-tax profit (loss)	(9,087,088)	(342,912)	(8,744,176)	21,340,608	1,412,910	19,927,698
Income tax and social contribution
Current	(77,060)	(20,757)	(56,303)	115,706	(16,511)	132,217
Deferred	69,041		69,041	3,159,241	(470)	3,159,711
Profit (loss) from continuing operations	(9,095,107)	(363,669)	(8,731,438)	24,615,555	1,395,929	23,219,626
Discontinued operations
Profit (loss) for the year from discontinued operations (net of taxes)		363,669	(363,669)		(1,395,929)	1,395,929
Profit (loss) for the year	(9,095,107)		(9,095,107)	24,615,555		24,615,555

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Comprehensive Income

	2019			2018
	Previously stated consolidated	Discontinued operations	Continuing operations	Previously stated consolidated	Discontinued operations	Continuing operations
Loss for the year	(9,095,107)		(9,095,107)	24,615,555		24,615,555
Hedge accounting loss	(1,152)		(1,152)
Actuarial gains (losses)	(9,795)	109	(9,904)	105,515	667	104,848
Exchange losses on investment abroad	(16,372)		(16,372)	(110,098)		(110,098)
Comprehensive income from continuing operations	(9,122,426)	109	(9,122,535)	24,610,972	667	24,610,305
Discontinued operations
Effect of taxes on other comprehensive income: Actuarial loss				(35,875)		(35,875)
Comprehensive income of discontinued operations		(109)	109		(667)	667
Total comprehensive income for the year	(9,122,426)		(9,122,426)	24,575,097		24,575,097
Comprehensive income attributable to owners of the Company	(9,025,115)		(9,025,115)	24,625,063		24,625,063
Comprehensive income attributable to non-controlling interests	(97,311)		(97,311)	(49,966)		(49,966)

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Cash Flows

	2019			2018
	Previously stated consolidated	Discontinued operations	Continuing operations	Previously stated consolidated	Discontinued operations	Continuing operations
Cash flows from operating activities
Pretax profit (loss)	(9,087,088)	(342,912)	(8,774,176)	21,340,608	1,412,911	19,927,697
Non-cash items
Charges, interest income, monetary corrections, and exchange differences	3,606,618	844,218	2,762,400	(2,043,357)	(187)	(2,043,170)
Fair value adjustment to borrowings and financing	527,465		527,465	(13,928,659)		(13,928,659)
Present value adjustment to other liabilities	59,214		59,214	(1,167,043)		(1,167,043)
Gain on the restructuring of third-party borrowings				(11,054,800)		(11,054,800)
Transaction with derivative financial instruments (Note 6)	(55,025)		(55,025)
Depreciation and amortization (Note 5)	6,873,945	2,336,362	4,537,583	5,811,123	1,796,656	4,014,467
Provision for (reversal of) onerous contract	1,230,820	1,230,820		4,883,620		4,883,620
Impairment loss (reversal)	2,111,022		2,111,022	291,758		291,758
Estimated loss on doubtful debts (Note 5)	489,396	260,295	229,101	851,271	260,884	590,387
Provisions/(Reversals) (Note 5)	216,438	4,748	211,690	93,026	2,937	90,089
Share of results of investees (Note 5)	5,174		5,174	13,492		13,492
Loss of write-off of capital asset, resulting from asset disposals	129,438		129,438	215,398		215,398
Concession Agreement Extension Fee - ANATEL	359,465	(15,287)	374,752	68,333	(12,217)	80,550
Employee and management profit sharing	260,207	70,020	190,187	237,253	60,380	176,873
Tax recovery	(3,617,919)		(3,617,919)
Monetary corrections to provisions/(reversals) (Note 6)	1,620,378	30,827	1,589,551	226,870	848	226,022
Monetary corrections to tax refinancing program (Note 6)	16,159	24	16,135	28,079	43	28,036
Other	(432,879)	30	(432,909)	(637,251)	(4,434)	(632,817)
	4,312,828	4,419,145	(106,317)	5,229,721	3,517,821	1,711,900
Changes in assets and liabilities
Accounts receivable	(306,240)		(306,240)	(365,771)		(365,771)
Inventories	(21,113)		(21,113)	(48,280)		(48,280)
Taxes	1,322,267		1,322,267	121,951		121,951

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019			2018
	Previously stated consolidated	Discontinued operations	Continuing operations	Previously stated consolidated	Discontinued operations	Continuing operations
Increases/decreases in cash investments	40,141		40,141	(87,744)		(87,744)
Trade payables	(678,046)		(678,046)	(860,900)		(860,900)
Payroll, related taxes and benefits	(313,169)		(313,169)	(253,902)		(253,902)
Provisions	(462,299)		(462,299)	(434,974)		(434,974)
Changes in assets and liabilities held for sale	(29,829)		(29,829)	(257,643)		(257,643)
Other assets and liabilities	(252,683)		(252,683)	525,660		525,660
Licenses and concessions	(127,313)		(127,313)
Financial charges paid - debt	(926,910)		(926,910)	(19,215)		(19,215)
Financial charges paid - other	(121,885)	(60,976)	(60,909)	(2,884)		(2,884)
Income tax and social contribution paid - Company	(85,680)		(85,680)	(495,038)		(495,038)
Income tax and social contribution paid - third parties	(159,966)		(159,966)	(188,445)		(188,445)
Cash flows from operating activities - continuing operations			(2,168,066)			(655,285)
Cash flows from operating activities - discontinued operations		4,358,169	4,358,169		3,517,821	3,517,821
Net cash generated by operating activities	2,190,103		2,190,103	2,862,536		2,862,536
Cash flows from investing activities
Purchases of tangibles and intangibles	(7,425,513)	(3,268,195)	(4,157,318)	(5,246,241)	(1,688,697)	(3,557,544)
Proceeds from the sale of investments and capital assets	106,097		106,097	22,276		22,276
Dividends received from investments abroad	226,525		226,525
Judicial deposits	(477,010)	(4,899)	(472,111)	(775,953)	(306)	(775,647)
Redemptions of judicial deposits	719,223	2,879	716,344	1,083,043		1,083,043
Cash flows from investing activities - continuing operations			(3,580,463)			(3,227,872)
Cash flows from investing activities - discontinued operations		(3,270,215)	(3,270,215)		(1,689,003)	(1,689,003)
Net cash used in investing activities	(6,850,678)		(6,850,678)	(4,916,875)		(4,916,875)
Cash flows from financing activities
Repayment of principal of borrowings, financing, and derivatives	(11,824)		(11,824)	(161,884)		(161,884)

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019			2018
	Previously stated consolidated	Discontinued operations	Continuing operations	Previously stated consolidated	Discontinued operations	Continuing operations
Proceeds from (repayments of) derivative financial instrument transactions	72,113		72,113
Capital increase	4,000,000		4,000,000
Commitment to investors premium	(58,489)		(58,489)
Payments of obligation for licenses and concessions				(1,491)		(1,491)
Share buyback	(2,572)		(2,572)
Tax refinancing program	(151,862)	(142)	(151,720)	(265,495)	(136)	(265,359)
Payment of dividends and interest on capital	(437)		(437)	(54)		(54)
Exercise of warrants				4,580		4,580
Lease payment	(1,489,738)	(948,900)	(540,838)
Cash flows from financing activities - continuing operations			3,306,233			(424,208)
Cash flows from financing activities - discontinued operations		(949,042)	(949,042)		(136)	(136)
Net cash generated by financing activities	2,357,191		2,357,191	(424,344)		(424,344)

Foreign exchange differences on cash equivalents				1,328		1,328

Cash flows for the period	(2,303,384)		(2,303,384)	(2,477,355)		(2,477,355)
Cash and cash equivalents
Closing balance	2,081,945		2,081,945	4,385,329		4,385,329
Opening balance	4,385,329		4,385,329	6,862,684		6,862,684
Changes in the period	(2,303,384)		(2,303,384)	(2,477,355)		(2,477,355)

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Foreign operations

Oi’s management was authorized to take all the necessary steps to sell the investments in Africa and in Asia

(c)	Operations in Africa - Approval of preparatory actions for the sale of Africatel

On January 24, 2020, subsidiary Africatel Holdings B.V. (“Africatel”) sold and transferred on that date all the PT Ventures shares to Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública – Sonangol E.P., after the proper approvals by the Company’s Board of Directors, by the competent management bodies of Africatel, and the Judicial Reorganization court as provided for in the Judicial Reorganization Plan and the Company’s JRP and Strategic Plan.

On the transaction date, PT Ventures held stakes in the Angolan companies Unitel, S.A. (“Unitel”) (25%) and Multitel - Serviços de Telecomunicações Lda. (40%), as well as credit rights to dividends declared by Unitel and already past due and a set of rights resulting from the final decision rendered by the Arbitration Court installed under the Arbitration Rules of the ICC, within the scope of the arbitration initiated by PT Ventures at the ICC against the other Unitel shareholders, as disclosed by the Company in a Material Fact Notice on February 28, 2019.

The transaction amount was US$1 billion, of which: (i) US$699.1 million were paid to Africatel by Sonangol on January 24, 2020; (ii) US$60.9 million were paid to Africatel before the transfer of the shares to PT Ventures; and (iii) US$240 million were paid by Sonangol to Africatel, in installments, from February to July 31, 2020 (totaling R$4,132 million cash received in 2020).

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of this operation, the Company is no longer bound by the ongoing litigation involving PT Ventures, Unitel, and Unitel’s other shareholders.

Considering that there are few deals left involving foreign assets to be disposed of and that these relate basically to Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”), Timor Telecom, S.A., and telephone directory companies, the Company maintained in the group of held-for-sale foreign assets the investments in CST, since on October 20, 2020 subsidiary Africatel signed a “Share Purchase and Sale Agreement and Assignment of Receivables” for the disposal of its shares in CST, and submitted to the government of São Tomé and Príncipe a request for approval of the transaction.

The Company remains committed to disposing of the operating assets related to the operations in Africa and Asia and has been assessing a project to decommission the companies that remain after the sale of foreign companies is completed.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss since May 5, 2014. The Company maintains its efforts to sell the remaining assets related to its indirect interest in Africatel.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations, as of December 31, 2020 and 2019, are as follows:

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Operations in Africa
	2020	2019
Held-for-sale assets	99,633	4,271,348
Cash, cash equivalents and cash investments	33,752	63,993
Accounts receivable	41,609	113,699
Dividends receivable		2,435,014
Held-for-sale asset		1,474,699
Other assets	7,172	74,300
Investments	191	4,916
Property, plant and equipment	13,659	83,400
Intangible assets	3,250	21,327

Liabilities directly associated to assets held for sale	42,429	491,225
Borrowings and financing	10,406	11,589
Trade payables	11,223	37,119
Other liabilities	20,800	442,517

Non-controlling interests (i)		146,180

Total held-for-sale assets, net of the corresponding liabilities – consolidated	57,204	3,633,943
Intragroup eliminations		(212,881)
Total assets held for sale – parent company	57,204	3,421,062
Investments in Africa	57,204	3,421,062

The companies that are not expected to be sold in the short term started to be consolidated in the balance sheet.

(i)	Represented mainly by the Samba Luxco’s 14% stake in Africatel and, consequently, in its net assets.
(d)	Sale of properties

As part of the judicial reorganization proceeding and the Strategic Plan, disclosed to the market on July 16, 2019, the Company's management was authorized to take the necessary actions to carry out the disposal of real estate, noncore assets.

On February 21, 2020, the Company sold its property located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million. The transaction was authorized by the Judicial Reorganization Court, after obtaining the favorable opinion of the Rio de Janeiro State Public Prosecution Office and the Trustee. Likewise, ANATEL confirmed the removal of the Property from the Company’s List of Reversible Assets.

Other properties were sold throughout 2020 at the following addresses: Rua Coronel Austriclinio, 914, Centro, Palmares, Pernambuco, sold to Mr. Hallyson Ferreira Lins and Ms. Luciana Keila Silva Ferreira por R$380; Rua Quintino Bocaiuva, Centro, Nova Iguaçu, Rio de Janeiro, sold to Relup 3 Empreendimentos Imobiliários Ltda. for R$4.7 million; Avenida Goiás, 516, quadra 08, Lotes 60 and 56, Setor Central, Goiânia, sold to Jingxiang Utilidades e Bazar EIRELI for R$3. 5 million; Rua Vitorio Nunes da Motta, 160, Enseada do Suá, in the city of Vitória, Espírito Santo, sold to Opus Enseada Empreendimento Imobiliários Ltda. for R$16 million; Avenida Diógenes Chianca, St. 24, Qd. 418, Lt 0118, Agua Fria, João Pessoa, Paraíba, sold to Comar Consultoria Ltda. for R$6.5 million; and, Avenida Madre Benvenuta, 2080, Florianópolis, Santa Catarina, sold to UDESC - Fundação Universidade Estado de Santa Catarina for R$79 million.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

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

In light of the default of the securities by Rio Forte, on September 8, 2014, after obtaining the proper corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred and common shares of the Company held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

On March 31, 2015, the Company published a Material Fact Notice on the completion of the Exchange.

The Option became vested with the completion of the Exchange, beginning March 31, 2015, exercisable at any time, over a six-year period, and the number of shares covered by the Option was decreased at each March 31st.

By March 31, 2021, Pharol had not exercised the Option, in whole or in part, on the Shares Subject to the Option, and as a result, as from this date the Option was forfeited and Pharol is no longer able to exercise the Option on any portion of the Shares Subject to the Option.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

Among the initiatives undertaken, the Company engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the specialized law firm completed its internal independent investigation in February 2020, based on

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

interviews, information, and documentation submitted by the Company’s management and taking into consideration the constraints imposed by the time period covered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the “Operation: Mine Plan” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

(c)	Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

The main measures adopted by the Company include:

•	home office: approximately 84% of the workforce is working remotely and have been able to perform their duties without any interruption;
•	safe fieldwork: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
•	focus on the client: the Company has instituted some transitional measures to assist its customers during the pandemic, for example, providing deferrals of payment deadlines upon request of its customers and, in some cases, entering into payment plans with some of its customers under which it will forbear the collection of interest and late charges, as applicable;
•	stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
•	strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.

From March to May 2020, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company’s retail stores and distribution channels of its mobile service, impacting, for example, revenue from prepaid recharges. In contrast, there has been a significant

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers.

Beginning June 2020, many states and municipalities began the process of gradually reopening and easing restrictive measures. Thus, the Company resumed the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.

Even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic, including new pandemic “waves” with an increase in the number of confirmed cases, to date we have no records of material deviations in our operations and results and have preventively maintained all mitigation actions already adopted. In addition, the Company has intensified and maintains the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels, so that as in September 2020, the indicators point to levels of relative normality or within the expected levels for the period, while continuing to be monitored.

(d)	Capital increase in subsidiary

The Extraordinary Shareholders’ Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home (“FTTH”) class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

In addition, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase (“AFAC”) amounting to R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

(e)	Corporate restructuring to form the UPI Towers

On July 1, 2020, Telemar merged its direct subsidiary Dommo Empreendimentos Imobiliários Ltda. (“Dommo”), which was wound up and was succeeded by Telemar for all intents and purposes. Since

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

all Dommo’s shares were held by Telemar, the merger had no impact on Telemar’s issued capital, there was no capital increase or capital reduction, and no new shares were issued.

Later, on August 3, 2020, the subsidiary of Telemar, Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A. (“Caliteia”), promoted an increase in its capital stock, amounting approximately R$35 million, which was subscribed and paid in by Telemar and Oi Móvel, through the transfer to Caliteia of outdoor and indoor telecommunications towers, as well as contractual rights and obligations related to its operations.

The merger of Dommo and the capital increase of Caliteia are in line with the Company’s Strategic Plan and the draft Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Towers.

(f)	Corporate restructuring to form the UPI Datacenter

On September 1, 2020, Brasil Telecom Comunicação Multimídia S.A. (“BrT Multimídia”) was partially spun off and the spun-off portion of BrT Multimídia was merged with and into by Drammen RJ Infraestrutura e Redes de Telecomunicações S.A. (“Drammen”). As a result of this spin-off, BrT Multimedia’s capital stock was reduced by twenty-nine million, ninety-five thousand, one hundred forty-seven Brazilian reais and fifty-seven cents (R$29,095,147.57), without the cancellation of shares, to one billion, one hundred thirty-nine million, eight hundred twenty-three thousand, nine hundred forty-four Brazilian reais and forty-one cents (R$1,139,823,944.41) from one billion, one hundred sixty-eight million, nine hundred nineteen thousand, ninety-one Brazilian reais and ninety-eight cents (R$1,168,919,091.98), divided into three hundred forty-six thousand, two hundred forty-six (346,246) registered common shares, without par value.

Likewise, as a result of the merger of the spun-off portion of BrT Multimedia with and into Drammen, the share capital of Drammen was increased by twenty-nine million, ninety-five thousand, one hundred and forty-seven Brazilian reais and fifty-seven cents (R$29,095,147.57), with the issuance of twenty-nine million, ninety-five thousand, one hundred and forty-seven (29,095,147) registered common shares, without par value, and capital was increased to two thousand and one hundred Brazilian reais (R$2,100.00), divided into two thousand and one hundred (2,100) registered common shares, to twenty-nine million, ninety-seven thousand, two hundred and forty-seven Brazilian reais and fifty-seven cents (R$29,097,247.57), divided into twenty-nine million, ninety-seven thousand, two hundred and forty-seven (29,097,247) registered common shares, all without par value.

The partial spin-off of BrT Multimídia and the merger of the spun-off portion with and into Drammen are in line with the Company’s Strategic Plan and the Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Datacenter.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(g)	Resignation Incentive Plan

In a notice to the market issued on October 9, 2020, the Company informed its shareholders and the market in general the launch of a Resignation Incentive Plan, the purpose of which was to reduce around 2,000 jobs, which could represent up to 15% of its headcount.

Employees who joined the Resignation Incentive Plan were entitled to special severance conditions which include severance pay based on the length of service at the company and extension of benefits such as health plan, dental plan, and life insurance, among other special benefits.

The Resignation Incentive Plan was the result of the evolution of the business model caused by the implementation of the Oi’s Strategic Plan and the natural need for readjustments to organizational structures, in line with the Amendment to the Company’s Judicial Reorganization Plan, ratified by a decision awarded by the Court of the 7th Corporate Court of the Rio de Janeiro State Court of Justice on October 5, 2020 and issued on October 8, 2020.

As already widely disclosed by the Company, Oi’s Strategic Plan focuses on the wide dissemination of fiber optics in Brazil, as a key component of all landline and mobile telecommunications services, aiming at transforming the Company into the largest telecommunications infrastructure provider in the country.

As a result, the Company incurred expenses totaling R$85 million in the fourth quarter of 2020.

(h)	Impacts of the Amendment to the JRP (Note 1)

As a result of the approval of the Amendment to the JRP, now approved and confirmed as detailed in Note 1, it is worth noting the Amendment to the JRP and the related accounting impacts, within the scope of the Amendment to the JRP:

•	The coordinated divestment plan of UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent a strategic shift in the Company’s operations and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented under the full consolidation method in the statement of profit or loss.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of applying IFRS 5 are disclosed in Note 31 (a). In the consolidated balance sheet as at December 31, 2020, R$20,625,007 was reclassified to held-for-sale assets and R$9,152,947 was reclassified to liabilities associated with held-for-sale assets, and the amounts R$519,372, R$866,453 and R$1,395,929 in profit from discontinued operations were reclassified in consolidated profit or loss for the years ended December 31, 2020, 2019 and 2018 respectively.

•	Adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan

(a)	Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$7,322 to labor creditors (Class I) in the context of the Judicial Reorganization.

(b)	Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

At the end of 2020, the implementation of the Amendment did not have any accounting impact since it depends on the realization of the sale of the UPI Mobile Assets.

(c)	Regulatory agencies’ claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13,988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims,

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

After the confirmation of the Amendment to the JRP, in the last quarter of 2020, ANATEL and the Company executed the Transaction Agreement, in accordance with the provisions of Law 13,988. The Company recognized the payables to Regulatory Agency ANATEL according to the requirements of IFRS 9, equivalent to the present value on the date of execution of the Transaction Agreement, calculated based on an internal valuation that took into consideration the cash flows, of seven-year term (84 installments), and assumptions related to the discount rates, obtained according to the market conditions, estimated with the Company’s intrinsic risk spread (Note 18).

By December 31, 2020, with the implementation of the Amendment to the JPR, the amount of judicial deposits transferred to ANATEL totaled R$199,827.

(d)	Unsecured Claims, listed in Class III

Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$12,018 to unsecured creditors (Class III) in the context of the Judicial Reorganization.

Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In 2020, the implementation of the Amendment to the JPR had no accounting impact on the consolidated financial statements. A borrowing and financing financial liability is derecognized when the debt is extinct or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company’s control.

Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-year period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

The accounting impacts of the Reverse Auction will only be recognized on the date on which the auction event occurs.

Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

The accounting impacts will only be recognized on the date the events occur since they depend on future events that are beyond the Company’s control.

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(e)	Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New AGC and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$5,259 to small businesses with unsecured claims (Class IV) in the context of the Judicial Reorganization.

33.	EVENTS AFTER THE REPORTING PERIOD

(a)	Partial spin-off and capital reduction of subsidiary

The Extraordinary Shareholders’ Meeting of BrT Multimídia held on January 1, 2021 approved its partial spin-off, with the merger of the spun-off portion with and into Oi Móvel and the reduction of the capital of BrT Multimídia by R$17,698,607.37, without any cancellation of shares, which decreased BrT Multimídia’s capital to R$1,995,611,014.47 from R$2,013,309,621.84, represented by 611,586 registered common shares without par value.

BrT Multimídia’s Annual and Extraordinary Shareholders’ Meeting held on April 30, 2021 approved a new partial spin-off, with the segregation and removal from its assets elements not related to the core business of UPI InfraCo, which were merged with and into Oi. Given that the assets spun-off from BrT Multimídia were valued at R$0.00 (zero Brazilian reais), BrT Multimídia’s share capital did not change as a result of the transaction.

Both partial spin-off transactions were approved without joint and several liability, so that Oi Móvel and Oi became liable only for the obligations that were transferred to Oi Móvel and Oi as a result of the partial spin-offs and it did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.

The capital increases and partial spin-offs of BrT Multimídia are in line with the terms of the Strategic Plan and the JRP, as amended, and are steps in the corporate and asset restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of UPI InfraCo.

(b)	Sales of UPI Towers and UPI Datacenter

The information about the sales of UPI Towers and UPI Datacenter, which occurred on March 30, 2021 and on March 12, 2021, respectively, are presented in Note 1 (2.3 and 2.4).

(c)	Material Fact Notice UPI InfraCo

The information about the proposals binding agreement updated in 2021 for the sale of UPI InfraCo are presented in Note 1 (2.1).

(d)	Merger of Telemar with and into Oi

In a Notice to the Market issued on May 3, 2021, the Company informed that the concessions granted to its wholly-owned subsidiary Telemar for the provision of public and private services, in all its modalities, and the SCM, including the associated licenses for the use of radiofrequencies, were transferred to the Company.

As a result of this transfer of the concessions, the merger of Telemar into the Company was implemented and became effective on this date, in accordance with the terms approved at the Company's Extraordinary Shareholders’ Meeting, held on second summons on April 30, 2021, and in line with the Consolidated Judicial Reorganization Plan of Oi and its subsidiaries under judicial reorganization.

The merger was conducted based on the involved historic carrying amounts since this is a transactions between entities under common control.